Exhibit 99.1

Vodafone Group Plc Annual Report on Form 20-F 2022

Contents Strategic report 01 S Our strategic framework 02 S About Vodafone 04 S Financial and non-financial performance 06 Chairman’s message 07 Chief Executive’s statement 08 S Market and strategy 10 S Business model 12 Mega trends 14 Stakeholder engagement 16 Strategic review 21 Our people strategy 24 Our financial performance 34 S Purpose, sustainability and responsible business 36 Our purpose 36 – Inclusion for All 41 – Planet 44 – Digital Society 46 Contribution to Sustainable Development Goals 47 Responsible business 47 – Protecting data 52 – Protecting people 56 – Business integrity 58 Non-financial information 59 Principal risk factors and uncertainties 65 – Long Term Viability Statement 66 – TCFD disclosure Governance 68 S Governance at a glance 70 Chairman’s governance statement 72 Our Company purpose, values, and culture 73 Our Board 75 Our governance structure 76 Division of responsibilities 77 Board activities and principal decisions 79 Board effectiveness 80 Nominations and Governance Committee 83 Audit and Risk Committee 89 ESG Committee 91 Remuneration Committee 93 Remuneration Policy 99 Annual Report on Remuneration 113 US listing requirements 114 Directors’ report Financials 116 Reporting on our financial performance 117 Directors’ statement of responsibility 119 Risk mitigation 125 Report of independent registered public accounting firm 129 Consolidated financial statements and notes 215 This page is intentionally left blank Other information 223 Non-GAAP measures 234 Shareholder information 240 History and development 240 Regulation 249 Form 20-F cross reference guide 252 Forward-looking statements 253 Definition of terms Exhibits Exhibit 1.1 Exhibit 2.3 Exhibit 2.4 Exhibit 2.7 Exhibit 4.2 Exhibit 4.17 Exhibit 4.18 Exhibit 4.19 Exhibit 4.20 Exhibit 4.21 Exhibit 4.22 Exhibit 12 Exhibit 13 Exhibit 15.1 Welcome to our Annual Report on Form 20-F 2022 This constitutes the Annual Report on Form 20-F of Vodafone Group Plc (the `Company’) in accordance with the requirements of the US Securities and Exchange Commission (the `SEC’) for the year ended 31 March 2022 and is dated 16 June 2022. This document contains certain information set out within the Company’s Annual Report in accordance with International Financial Reporting Standards (`IFRS’) as issued by the International Accounting Standards Board (`IASB’). The content of the Group’s website (www.vodafone.com) or any website other than Vodafone referenced or linked to (via hyperlink, website address or QR code) in this document is not incorporated into this document and should not be considered to form part of this Annual Report on Form 20-F. References to the “year”, “financial year”, or “FY22” are to the financial year ended 31 March 2022. References to the “last year”, “last financial year”, or “FY21” are to the financial year ended 31 March 2021 unless otherwise stated.

1 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Our strategic framework

Our strategy is focused on sustainable growth to drive returns

Our purpose: We connect for a better future

Inclusion for All
Ensuring everyone has access to the benefits of a digital society

Read more on pages 36 to 40

Planet
Reducing our environmental impacts and helping society decarbonise

Read more on pages 41 to 44

Digital Society
Connecting people and things and digitalising critical sectors

Read more on pages 44 to 45

Our vision: A new generation connectivity and digital services provider for Europe & Africa

Our strategy: Customer commitments

- Best connectivity products and services
- Leading innovation in digital services
- Outstanding digital experiences

Our strategy: Enabling strategies

- Simplified and most efficient operator
- Social contract shaping the digital society
- Leading gigabit networks

Our advantage: Leading connectivity provider

Our people and culture
The 'Spirit of Vodafone'

Read more on pages 21 to 23

Europe & Africa
Two attractive regions with scale

Read more on pages 16 to 20

Governance and risk management
Strong frameworks in place

Read more on pages 59 to 115

FY22 highlights

Our financial performance demonstrates our sustainable growth, despite broader macroeconomic challenges. Our results are in line with our expectations for the year and our medium-term ambitions.

Organic service revenue growth[1]

- Good growth throughout FY22 in both Europe and Africa
- Improving YoY trend in 10 out of 11 European markets


FY22 +2.6%
0.8%
3.3%
2.4%
2.7%
2.0%
Q4 FY21
Q1 FY22
Q2 FY22
Q3 FY22
Q4 FY22

1. Organic service revenue growth is a non-GAAP measure. See page 223 for more information.

Full year dividend per share

9.0

eurocents

2 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

About Vodafone

A new generation connectivity and digital services provider

How we are structured

We recognise the importance of local, in-market scale and capabilities, but also drive further value from our Group scale and breadth of our footprint.

Where we operate and what we sell

Our retail and service operations are split across three broad business lines: Europe Consumer, Vodafone Business and Africa Consumer. Our biggest market is Germany.

Infrastructure assets

VANTAGE TOWERS

Passive mobile
€16.2bn
market capitalisation[1]

Active mobile
>180,000
radios[2]

Fixed network
1.6m
kilometres of fibre and coaxial[3]

Shared operations

Supplier management
>€600m
savings p.a.

Network & digital operations
>€400m
savings p.a.

Inter-network operations
>€250m
revenue and savings p.a.

Growth platforms

Digital services
>50m
Customers subscribed to a digital service

vodafone IoT

Internet of Things
150m
IoT SIM connections (FY21: 123 million)

vodapay
vodafone | m-pesa

Financial services
52.4m
M-Pesa customers[4] (FY21: 48.3 million)

Retail & service

vodafone — **Europe Consumer**

vodafone business — **Vodafone Business**

vodacom — **Africa Consumer**

Share of service revenue

Europe Consumer
We provide a range of market leading mobile and fixed-line connectivity services in all of our European markets, enabling customers to reliably call, text and access data on their mobile devices, or access broadband, TV and voice services at home.

Our converged plans combine these offerings, providing simplicity and better value for our customers. Other value added services include our Consumer IoT propositions, as well as security and insurance products.

Vodafone Business
We serve private and public sector customers of all sizes with a broad range of connectivity services, supported by our dedicated global network.

We have unique scale and capabilities, and are expanding our portfolio of products and services into growth areas such as unified communications, cloud & security, and IoT.

African Consumer
We provide a range of mobile services, enabling customers to call, text and access data. The demand for mobile data is growing rapidly driven by the lack of fixed broadband access and by increased smartphone penetration.

Together with Vodacom's VodaPay super-app and the M-Pesa payment platform, we are the leading provider of financial services, as well as business and merchant services in Africa.

Our products and services

Core connectivity products and services in fixed and mobile account for the majority of our revenue. However, we are constantly expanding our portfolio into high return growth areas, such as digital services, the Internet of Things ('IoT') and financial services, that leverage and complement our core connectivity business.

Service revenue

Core connectivity	87%
Growth platforms	13%
Digital services	10%
IoT	2%
Financial services	1%


Service revenue
€38.2bn

Notes:
1. Market capitalisation at 31 March 2022.
2. Group including VodafoneZiggo and Safaricom.
3. Group including Safaricom.
4. Africa including 100% Safaricom.

3 Vodafone Group Plc  Annual Report on Form 20-F 2022 Strategic report Governance Financials Other information How we govern How we measure success Governance The Board held seven scheduled meetings this year to discuss key strategic matters, our purpose and culture, our people and stakeholder interests. The Nominations and Governance Committee evaluates the composition and performance of the Board and ensures an appropriate balance of independence, skills, knowledge, experience and diversity. The Audit and Risk Committee provides effective governance over the appropriateness of financial reporting of the Group, including the adequacy of related disclosures, the performance of the internal audit function and the external auditor and oversight of the Group’s systems of internal control, risk management framework and compliance activities. The Remuneration Committee advises the Board on policies for executive remuneration and reward packages for individual Executive Directors. The Committee also oversees general pay practices across the Group. The Environmental, Social and Governance (‘ESG’) Committee oversees our ESG programme, including our purpose pillars, sustainability and responsible business practices, and our contribution to the societies we operate in under our social contract. Read more on pages 80 to 92 Operational metrics We have a number of commercial metrics that are used to monitor our progress against our key strategic priorities and reflect the strong underlying momentum across the business. Read more on page 16 Social contract We monitor the success we have in shaping a healthier industry structure that is pro-investment, supportive of returns, and helps build a resilient, inclusive and sustainable digital society. Read more on pages 6 and 9 Sustainability metrics Our metrics are aligned to the three pillars of our purpose and the individual initiatives that underpin each pillar. – Inclusion for All: Rural connectivity, our commercial propositions for equality, and workplace equality. – Planet: Our carbon footprint across our full value chain, enabling our customers to reduce their own emissions, and e-waste. – Digital Society: Supporting SME and the digitalisation of critical sectors, such as agriculture and healthcare. Read more on pages 34 to 45 Click or scan to watch our Chairman and Non-Executive Directors speak about their roles in short video interviews: investors.vodafone.com/videos Click or scan to watch our privacy and cyber experts explain how we protect customer data and our networks: investors.vodafone.com/videos Click or scan to watch short videos showing how we help improve digital inclusion and how we plan to reach net zero by 2040: investors.vodafone.com/videos Risk management Risks are not static and as the environment changes, so do risks – some diminish or increase, while new risks appear. We continuously review and improve our risk processes in order to ensure that the Company has the appropriate level of support in meeting its strategic objectives. Our risk framework clearly defines roles and responsibilities, and sets out a consistent end-to-end process for identifying and managing risks. We have embedded the risk framework across the Group as this allows us to take a holistic approach and to make meaningful comparisons. Our approach is continuously enhanced, enabling more dynamic risk detection, modelling of risk interconnectedness and the use of data, all of which are improving our risk visibility and our responses. Our Board oversees principal and emerging risks, which are reported to the various management committees and the Board throughout the year. Additionally, risk owners are invited to present in-depth reviews to ensure that risks are managed within the defined tolerance levels. Read more on pages 59 to 67 Our business model is underpinned by our strong governance and risk management framework. We track a range of measures that reflect our financial, operational and strategic progress and performance.

4 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Financial and non-financial performance

Key Performance Indicators

Our progress

We measure our success by tracking key performance indicators that reflect our strategic, operational and financial progress and performance.

Financial results summary		2022	2021	2020
Group revenue	€m	**45,580**	43,809	44,974
Group service revenue	€m	**38,203**	37,141	37,871
Operating profit/(loss)	€m	**5,664**	5,097	4,099
Profit/(loss) for the financial year	€m	**2,624**	536	(455)
Basic earnings/(loss) per share	€c	**7.20**	0.38	(3.13)
Cash inflow from operating activities	€m	**18,081**	17,215	17,379
Borrowings less cash & cash equivalents	€m	**(62,596)**	(61,939)	(61,368)[2]
Total dividends per share	€c	**9.00**	9.00	9.00

Customer commitments		2022	2021	2020
Best connectivity products and services				
Europe mobile contract customers[1]	million	**66.4**	65.4	64.4
Europe broadband customers[1]	million	**25.6**	25.6	25.0
Europe Consumer converged customers[1]	million	**9.0**	7.9	7.2
Europe mobile contract customer churn	%	**13.6**	13.7	14.6[2]
Africa mobile customers[3]	million	**184.5**	178.0	168.4
Africa data users[3]	million	**89.9**	84.9	82.6
Business service revenue growth[4]	%	**0.8**	(0.6)	0.8
Leading innovation in digital services				
Europe TV subscribers[1]	million	**21.9**	22.2	22.1
IoT SIM connections	million	**150.1**	123.3	102.9
Africa M-Pesa customers[3]	million	**52.4**	48.3	41.5
Africa M-Pesa transaction volume[3]	billion	**19.9**	15.2	12.2
Outstanding digital experiences				
Digital channel sales mix[5]	%	**25**	26	21
End-to-end TOBi completion rate[6,7]	%	**42.9**	34.6	–

Enabling strategies		2022	2021	2020
Leading gigabit networks				
5G available in European cities[1]	#	**294**	240	97
Europe on-net gigabit capable connections[1]	million	**48.5**	43.7	31.9
Europe on-net NGN broadband penetration[1]	%	**30**	30	30
Simplified and most efficient operator				
Europe markets where 3G switched off[1]	#	**4**	3	1

Notes:
1. Including VodafoneZiggo.
2. Excluding the impact of inactive data only SIM losses in Italy during Q3 and Q4 FY20.
3. Africa including Safaricom.
4. Organic growth. See page 223 for more information.
5. Based on Germany, Italy, UK and Spain only.
6. Group excluding Egypt.
7. Defined as percentage of total customer contacts resolved without human interaction through TOBi.

5 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Purpose, sustainability and responsible business

We want to enable an inclusive and sustainable digital society. To underpin the delivery of our purpose, we ensure that we operate in a responsible way. Acting lawfully and with integrity is critical to our long-term success.

Our people		2022	2021	2020
Average number of employees and contractors[1]	thousand	**104**	105	104
Employee engagement index[2]	%	**73**	74	77
Employee turnover rate (voluntary)	%	**14**	8	12
Women on the Board	%	**50**	45	42
Women in management and senior leadership roles	%	**32**	32	31
Women in total workforce	%	**40**	40	39

Inclusion for All		2022	2021	2020
4G population coverage (outdoor 1Mbps) – Europe	%	**98[3]**	98[4]	97[4]
4G population coverage (outdoor 1Mbps) – Africa[5]	%	**65**	62	53[6]
Estimated number of additional female customers in Africa[7] & Turkey since 2016	million	**21.6**	15.9	9.6

Planet[8]		2022	2021	2020
Energy use				
Total electricity cost	€m	**846**	760	–
Total energy use	GWh	**5,926**	5,997	5,897
Energy use on base stations & technology centres	%	**96**	96	95
Purchased electricity from renewable sources (Group)	%	**77**	55	23
Purchased electricity from renewable sources (Europe)	%	**96**	79	33
Greenhouse gas emissions ('GHGs')				
Total Scope 1 and Scope 2 GHG emissions (market-based method)	m tonnes CO_2e	**1.09**	1.42	2.01
Total Scope 3 GHG emissions	m tonnes CO_2e	**9.2**	9.4	9.5
Total customer emissions avoided due to our IoT platform	m tonnes CO_2e	**15.6**	7.1	6.9
Waste				
Total waste (including hazardous waste)	metric tonnes	**8,800**	7,900	9,500
Network waste recovered and recycled	%	**99**	99	99

Digital Society		2022	2021	2020
Cumulative V-Hub unique users	million	**3.6**	1.1	–
Connected Farmer users	million	**2.9**	2.1	–

Responsible business		2022	2021	2020
Code of Conduct				
Completed 'Doing What's Right' employee training	%	**89**	84	92
Number of 'Speak Up' reports	#	**642**	623	602
Health & safety				
Number of lost-time employee incidents	#	**12**	7	33
Lost time incident rate per 1,000 employees	#	**0.11**	0.06	0.35
Responsible supply chain				
Total spend	€bn	**24**	24	24
Direct suppliers	thousand	**9**	11	11
Number of site assessments (conducted by Vodafone or Joint Audit Cooperation)	#	**71**	76	74
Tax and economic contribution				
Total tax and economic contribution[9]	€bn	**–**	**9.6**	9.4

Notes:

1. Calculation considers employee pro-rated headcount.
2. Our employee engagement index is based on a weighted average index of responses to three questions: satisfaction working at Vodafone, experiencing positive emotions at work, and recommending us as an employer.
3. Excluding Vodafone Ziggo and including Turkey.
4. Includes Vodafone Ziggo.
5. Based on coverage in Africa, including Egypt and Ghana. Excludes Safaricom.
6. Excludes Ghana.
7. Africa including Egypt, Ghana and Safaricom.
8. Data calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions calculated in line with GHG Protocol standards. Scope 2 emissions are reported using the market-based methodology. For full methodology see our ESG Addendum 2022.
9. Includes direct taxes, non-taxation based revenue mechanisms, such as payments for the right to use spectrum, and indirect taxes collected on behalf of governments around the world, excludes joint ventures and associates. Our tax report for 2022 will be published in the next year following the submission of our tax returns and payment of all applicable taxes. For more information, refer to our Tax and Economic Contribution reports, available at: vodafone.com/tax.

Strategic report Governance Financials Other information 6 Vodafone Group Plc  Annual Report on Form 20-F 2022 Enabling a digital society in Europe and Africa As society begins to recover from the COVID-19 pandemic and with the backdrop of the war in Ukraine very much in our minds, it is more important than ever to bring people together, and to work together to advance and improve the world we live in. This is at the heart of our purpose – ‘we connect for a better future’ with our networks, services and platforms increasingly being at the heart of global society. As I reflect back on my first full year as the Chairman of your Vodafone Board, I am proud of how our colleagues have navigated the pandemic and supported the societies in which we operate. It is also clear that our growth strategy is working, notwithstanding the overall economic impacts of COVID-19. I am confident that we are in a strong position to meet the challenges and opportunities ahead. The key is that we continue to execute consistently and improve returns for our shareholders at pace. This is a main area of focus for your Board and I’m pleased with the progress we have made this year. Consistent financial performance Our FY22 financial results demonstrate the sustainable and broad-based growth engine that we are building at Vodafone. We reported growth in revenue, profits, cash flow and return on capital this year – therefore already delivering against our medium-term financial ambitions. Total revenue increased by 4% to €45.6 billion, with Group organic service revenue growing by 2.6% this year.1 This was driven by consistent growth across both Europe and Africa. Combined with our ongoing cost efficiency measures, as we continue to leverage the benefits of our Group scale. Group operating profit increased by 11% to €5.7 billion and basic earnings per share increased to 7.20 eurocents. This financial performance and our robust financial position led us to declare a total dividend per share of 9.0 eurocents for the year, implying a final dividend per share of 4.5 eurocents which will be paid on 5 August 2022 following shareholder approval at our Annual General Meeting (‘AGM’). Board diversity I strongly believe that diversity in all its forms leads to more productive and balanced Board discussions. I am therefore delighted to welcome Deborah Kerr as a Non-Executive Director. A further three Non-Executive Directors, Stephen Carter, Delphine Ernotte Cunci and Simon Segars, will also be appointed to the Board following our AGM, subject to shareholder approval. These appointments further improve the composition of our Board. Deborah has extensive experience of the technology sector and a track record of successfully transforming global enterprise software and service companies across various industries. Stephen has a track record of value creation across a variety of industries and he has extensive commercial and regulatory experience in the telecoms sector. Delphine has considerable experience in the telecommunications sector and, more recently, in media and technology. Simon brings significant experience and insights on technology trends and how these are reshaping industry landscapes. Over the next 18 months there will be a number of scheduled retirements from the Board. As part of this natural refresh, my ambition is to further enhance the Board’s experience within the telecommunications and technology sectors, reflecting the strategic priorities of the Group. I look forward to updating you on our progress over the next year. ESG Committee ESG is at the core of our purpose and is central to everything that we do. Last year, I announced our intention to create a new ESG Committee to oversee our strategy and monitor our progress in this key area. I am delighted to say the Committee has now been established and held its first two meetings during FY22, as well as meeting jointly with the Audit and Risk Committee to review our ESG disclosures in this Annual Report. I believe this enhanced oversight of ESG matters will support the long-term success of Vodafone. Supporting Europe and Africa’s digital ambitions Digital connectivity, services and technologies are transforming the way our economies and societies function. Increasingly, digitalisation does not only determine the competitiveness of companies, but also of nations and continents. Europe is at the cusp of embracing next-generation digital connectivity, such as 5G, to remain globally competitive and maintain its leadership in key industrial sectors. We are ready to play our part. Europe’s success on its digital transition will be our success. We also believe more can and should be done in partnership with governments, in line with our social contract. Such partnerships should build on our collective strengths, but also be honest about our starting point. Despite the ever-growing importance of fast and reliable connectivity, Europe is increasingly lagging behind other regions on 5G, not only pioneering nations like South Korea, Japan and US but also Australia and China. In fact, Europe is at risk of missing its own Digital Decade targets. Vodafone is firmly committed to delivering Europe’s digital ambitions, ensuring it remains truly competitive for the future. However, if Europe is to avoid being left behind, modernising and investing in its critical digital connectivity infrastructure must be a top priority. All policies should now be tuned to serve this overarching objective. We see encouraging signs of improving policy in some of our markets, which is most welcomed. EU Recovery Funding (‘ERF’) is also providing an important stepping-stone to accelerate digital investments in Europe. However, in the absence of a comprehensive policy approach to promote digital connectivity, any such government funding will only partially address the growing investment gaps. Meanwhile, in Africa, smartphone penetration, 4G connectivity and financial inclusion through mobile technology will accelerate its sustainable development and help diversify its economies. However, most African countries have yet to begin the rollout of 5G and fibre broadband. Investment in next-generation connectivity and digital services can act as the springboard for further economic development, to help close the economic divide with Europe, North America and East Asia. As Europe is set to benefit from the ERF, we are exploring partnerships with international financial institutions to identify similar co-funding opportunities in Africa. Our social contract underpins our approach to partner with governments across Europe and Africa to ensure our societies are truly fit for the digital age. This will enable the conditions that support a more sustainable, pro-investment environment, in turn safeguarding our economies’ global competitiveness in an increasingly 5G world. Outlook On behalf of the Board, I would like to thank all of our colleagues who have continued to work tirelessly to support our customers and society – ensuring they remain reliably connected, as well as our shareholders for their continued support. As we enter FY23, we will continue to execute on our strategy at pace, building on the good momentum we achieved this year. While the external environment remains uncertain, we are well equipped to respond to the challenges that may come, and we will continue to play a key role in supporting the development of the societies in which we operate. /s/ Jean-François van Boxmeer Jean-François van Boxmeer Chairman Chairman’s message 1. Organic service revenue growth is a non-GAAP measure. See page 223 for more information.

Strategic report Governance Financials Other information 7 Vodafone Group Plc  Annual Report on Form 20-F 2022 Chief Executive’s statement Growth in revenue, profit and cash flow We delivered growth in revenues, profits and cash flows, in line with our medium-term financial ambitions. Whilst we are not immune to the macroeconomic challenges in Europe and Africa, we are positioned well to manage them and we expect to deliver a resilient financial performance in the year ahead. Our near-term operational and portfolio priorities remain unchanged from those communicated 6 months ago. We are focused on improving the commercial performance in Germany, actively pursuing opportunities with Vantage Towers and strengthening our market positions in Europe. These actions, together with the simplification of our portfolio and the ongoing delivery of our organic growth strategy, will create further value for our shareholders. /s/ Nick Read Nick Read Chief Executive Clear near-term operational priorities Strengthen commercial momentum in Germany The largest Gigabit footprint in Germany with 23.8m homes reached with 1Gb per second speed fixed line connectivity Compelling convergence opportunity with only 16% of our fixed connectivity customers also taking a mobile product Our 5G network is now available to >45m customers across the country Accelerate operational transformation in Spain Effective second brand Lowi, with 1.5m mobile customers Strong Business position with c.32% mobile customer market share Structural opportunities with €0.2bn reduction in customer costs over three years Position Vodafone Business to maximise EU recovery funding opportunities Market-leading position in  Business connectivity >30% mobile revenue market share across our three largest European markets Strong track record in Business digital services with >15% growth in IoT and cloud & security product revenues Invested in new products and digital services, with €1.5bn capex investment in growth areas in FY22

Governance Financials Other information 8 Vodafone Group Plc  Annual Report on Form 20-F 2022 Strategic report Operating in a rapidly changing industry Market and strategy The long-term trends that are shaping our industry and driving new growth opportunities. Mega trends The demands of our stakeholders are continuously evolving. Engaging with them regularly is fundamental to how we operate. Our stakeholders Our customers1 We are focused on deepening our engagement with our customers to develop long-term valuable and sustainable relationships. Vodafone is one of the largest mobile and fixed network operators in Europe and a leading global IoT connectivity provider. We have millions of customers across Europe and Africa, ranging from individual consumers to large multinational corporates. 323m mobile customers2 28m broadband customers2 22m TV customers2 Our people Our people are critical to the successful delivery of our strategy. It is essential they are engaged and embrace our purpose and values. 104,000 employees and contractors2 Our suppliers Our suppliers provide us with the products and services we need to deliver our strategy and connect our customers. In total we have around 9,000 suppliers who partner with us, ranging from start-ups and small businesses to large multinational companies. 9,000 suppliers2 Our local communities and non-governmental organisations (‘NGOs’) We believe the long-term success of our business is closely tied to the success of the communities in which we operate. We interact with local communities and NGOs, seeking to be a force for good wherever we operate. €3m donated in contributions and services in-kind in response to the war in Ukraine Government and regulators Our relationship with governments and regulators is important to ensure policies are developed in the interests of our customers and the industry, while also enabling them to better understand the positive impact we can have on the environment and communities we operate in. €9.6bn total tax and economic contribution in 2021 Our investors Our investors include individual and institutional shareholders, as well as debt investors. We maintain an active dialogue with our investors through our extensive investor relations programme. 1,400 interactions with institutional investors in FY22 Digital services and next-generation connectivity are increasingly central to everything we do – and will be the driving forces that redefine relationships between sectors, employers, employees, customers, and friends and family. There are a number of mega trends which we believe will shape our industry in the years ahead. Hybrid working Last year’s trend of remote working has seen a subtle shift and hybrid working is now becoming a permanent feature of the modern working environment. The continued investment in reliable, high-speed connections for both businesses and consumers has proved to be a key factor in this transition. Connected devices The demand for connected devices, beyond smartphones, is growing rapidly. The Internet of Things (‘IoT’) is expected to drive huge operational efficiencies, deliver real-time information, and can be applied to a broad range of use cases. An increasing number of connected devices are also communicating and trading with each other, which presents businesses with exciting opportunities to compete in new online markets (the ‘Economy of Things’). Adoption of cloud technology Businesses and consumers are increasingly moving away from using their own hardware and device-specific software and instead using more efficient, shared capacity and services over the cloud. Digital and green transformation for the private and public sector The European Union has launched a series of funding programmes with €723.8 billion available under the banner ‘NextGenerationEU’. This includes a Recovery and Resilience facility, which combines €385.8 billion of loans and €338 billion of grants available to European Union Member States. Of these grants, approximately 70% are being allocated to European Union Member States in which Vodafone has an operating presence. These grants are planned to be 70% committed by the end of 2022. The range of funding presents a direct and indirect opportunity given that at least 20% of the total funding is planned to support the European Commission’s digital transformation agenda. In order to remain competitive and fulfil their social and environmental commitments, companies are also increasingly looking to digitalise their operations to become more efficient and reduce their environmental impact. Digital payments and financial services The trend towards more digital forms of payment is growing, with a broader range of financial services now being delivered through apps and online. In Africa, the growth in smartphone penetration is allowing consumers to access digital financial services for the first time, enabling money transfers, loans, insurance and even merchant payments. Read more on pages 14 to 15 Read more on pages 12 to 13 Note: 1. Includes VodafoneZiggo and Safaricom. 2. As at 31 March 2022. Click or scan to watch our digital services and experiences investor briefing: investors.vodafone.com/digital-services

9 Vodafone Group Plc  Annual Report on Form 20-F 2022 Strategic report Governance Financials Other information Our strategy focuses on driving shareholder returns through growth. This will be delivered through three customer commitments and three enabling strategies, all of which work together towards realising our vision to become a new generation connectivity and digital services provider for Europe and Africa, enabling an inclusive and sustainable digital society. We have made strong progress and executed at pace during the year. Our progress Our customer commitments Best connectivity products and services Grow revenue through providing the best core connectivity products and services in each of our markets for both consumers and businesses. Flexible contract pricing structures in 3 markets 5G launched and live in >300 cities across 14 markets1 Leading innovation in digital services Leveraging our unique platforms and partnering with leading technology firms to provide customers with a ‘best on Vodafone’ user experience. VodaPay ‘super-app’ now with 1.6m registered users V-Hub supported 2.5m unique visitors with digital tools Outstanding digital experiences Using our leading digital architecture to provide a seamless customer experience across all channels – app, online, retail and physical delivery at home. MyVodafone app used by 52m customers Super-WiFi launched in 4 countries Read more about our people strategy on pages 21 to 23 Our people strategy Our people strategy accelerates our transformation, by seeking to create an inclusive environment for growth, where everyone has the opportunity to thrive. It is based on four pillars: The Spirit of Vodafone Diverse talent and future ready skills Agile and efficient operating model Digital and personalised experience Notes: 1. Group including VodafoneZiggo and Safaricom. 2. Data lead/co-lead mobile network quality. 3. Europe including VodafoneZiggo. Our enabling strategies Simplified and most efficient operator Delivering further efficiencies through digital transformation, standardisation of products and procedures, and automation of processes at scale. Social contract shaping digital society Influencing policy and regulation to shape a more healthy industry structure, and build a resilient, inclusive and sustainable digital society. Rational spectrum auctions in 3 markets during FY22 Encouraging start in accessing EU Recovery Funding Leading gigabit networks Maintaining our leading gigabit networks as we provide our customers with the best connectivity products and ‘best on Vodafone’ user experience. Best/co-best network quality2 in 13 markets Marketable NGN homes of 145m across our footprint3

10 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Business model

Structured for value creation

We have evolved our business model and organisational structures to operate in a more streamlined and agile matrix, recognising the importance of local, in-market scale and capabilities, as well as driving further value from the scale and breadth of our footprint. We manage our Group through four Group-wide operational layers.

Infrastructure assets


2
2
1
3

Our converged connectivity infrastructure is largely managed through three components: passive mobile, active mobile, and fixed and transport.

1. **Passive mobile:** We manage over 100,000 towers across markets in Europe and Africa. Our European towers are primarily held and operated through Vantage Towers.
2. **Active mobile:** We own and operate our own active mobile network, which includes more than 180,000 radios in Europe and Africa. We also have spectrum licences in all of our markets.
3. **Fixed and transport:** Our infrastructure comprises connectivity networks, mobile backhaul, and international terrestrial and submarine connections. The majority of our fixed connectivity networks are based on fibre infrastructure, particularly high-demand nodes.

Shared operations

1. Supplier management

2. Network & digital operations

3. Inter-network operations

1. We have consolidated our supplier management functions into a single unit, the **Vodafone Procurement Company**.
2. Our **integrated IT operations, network operating centres** and **back-office activities** provide standardisation across our markets.
3. **Vodafone Roaming Services** manages our global roaming relationships, **Vodafone Carrier Services** provides wholesale connectivity services, and our **Partner Markets** team extends our reach and builds strategic alliances with operators in 48 countries.

Growth platforms

>50 million
Customers subscribing to a digital service

Digital services
We deepen our customer relationships through our growth platforms which include Vodafone TV, home services, device lifecycle services and loyalty applications.

vodafone IoT

150 million
IoT SIM connections (FY21: 123 million)

Internet of Things
Our IoT service was established in 2008 and has grown to be the largest IoT connectivity provider globally.

vodapay
vodafone | m-pesa

52.4 million
M-Pesa customers[1] (FY21: 48.3 million)

Financial services
Together with Vodacom's own platform and our African payment platform M-Pesa, we provide a range of financial services, as well as business and merchant payment services.

Retail and customer service

vodafone

Europe Consumer[1]
We are a leading converged connectivity provider in Europe, with nearly 9 million converged customers, 114 million mobile connections and 145 million marketable NGN broadband homes.

vodafone business

Vodafone Business
We serve over 6 million private and public sector customers of all sizes. We offer core connectivity services, as well as new technologies such as IoT, cloud & security, and unified communications.

vodacom

African Consumer[2]
We are a leading provider of mobile data and financial services in Africa. We have 185 million mobile customers and enable access to financial services for 66 million people via our financial services platforms.

Notes:
1. Including VodafoneZiggo.
2. Africa including 100% Safaricom.

11 Vodafone Group Plc  Annual Report on Form 20-F 2022 Strategic report Governance Financials Other information In-market autonomy and agility Our local in-country teams are best placed to understand the needs of their local market and make appropriate decisions. Full P&L accountability – In-country finance, HR and legal teams – Local capital allocation and people decisions Commercial and marketing – In-country control of pricing, product and marketing – Each country operation remains agile in competitive markets – Local markets share best practices around the Group, for example: – Investment-linked pricing structures in five markets – Localised second-brands in six markets Customer operations – Local control of channel and customer journeys – Respond to local market characteristics and customer preferences – Local markets share best practices around the Group, for example: – Optimising local digital/traditional channel mix – Localisation of MyVodafone App in 12 markets Corporate oversight In-market operations and regionally-scaled standardisation overseen by lean and efficient corporate team. Regional standardisation delivering scale benefits We are structured to deliver efficient operational support through regionally-scaled services as the connectivity value chain has a high degree of replicable and repeatable services across our markets. Networks – Integrated European network and IT/digital teams drive efficiency, increase speed of execution, standardise key processes, and codify the best solutions for implementation across our markets – Improvement in network test results – 42% reduction in network incidents Procurement – Combined €24 billion purchasing power of our operations in Europe and Africa – Independent operators paying to access our pooled procurement through our Partner Markets business – Double-digit savings on Liberty procurement post-acquisition Shared services – Four shared service centres in Egypt, India and Central and Eastern Europe – Approximately 32% of our people work in shared operations – Automating processes through digitalisation – 8,200 role efficiencies over the last four years Note 1. See page 253 for the definition of capital additions. The figure of €8 billion excludes Vantage Towers’ growth capital expenditure. 1 €8 billion cash capital additions1 in FY22 2 9.0 eurocents dividends per share in FY22 Capital allocation Our capital allocation framework enables us to balance our three capital allocation priorities. Shareholder distribution We are organised to ensure the optimal balance between local agility and regional scale, which delivers significant benefits through standardisation. Our disciplined approach to capital allocation and portfolio optimisation supports our mid-term ambitions. Balancing regional scale and local agility Our approach Portfolio optimisation We continue to follow our three principles when managing our portfolio: 1 We focus on the converged connectivity markets in Europe, and mobile data and payments in Africa; 2 We aim to achieve returns above the local cost of capital in all of our markets; and 3 We consider whether we are the best owner and whether there are any pragmatic and value-creating alternatives. Invest in critical infrastructure

Strategic report Governance Financials Other information 12 Vodafone Group Plc  Annual Report on Form 20-F 2022 Note: 1. GSMA Mobile Economy Report 2022. Digital services and next-generation connectivity are increasingly central to everything we do – and will be the driving forces that redefine relationships between sectors, employers, employees, customers, and friends and family. There are five ‘mega trends’ that we believe will shape our industry in the years ahead: hybrid working, connected devices, adoption of cloud technology, the digital and green transformation of public and private sectors, and digital payments. Hybrid working Over the last couple of years we have seen a dramatic shift in working patterns. Post the pandemic companies are now moving from largely office based environments to more ‘hybrid’ working models, thereby providing their employees with much greater flexibility as to how and where they work, whilst still ensuring high or even increased levels of productivity. This change in working patterns is driving increased demand for fast and reliable fixed and mobile networks, as well as a range of supporting services such as cloud-based productivity and communication platforms. The majority of large multinationals already have remote working capabilities, however they are now moving to more efficient technologies. Smaller companies, ranging from corporates to small and medium-sized offices, rely on network operators such as Vodafone to provide secure remote working solutions. These solutions include virtual private networks, unified communication services and the migration of enterprise applications to the cloud. This is vital for business continuity, and it provides network operators with an opportunity to further deepen their customer relationships by offering a broad range of services. Connected devices The world is becoming ever more connected, and it is not just driven by smartphones. A wide range of new devices, across all sectors and applications, are increasingly being connected to the internet. These connected devices, known as the Internet of Things (‘IoT’) are expected to increase by around 55% to over 23 billion devices by 20251. This is driven by continued reductions in the cost of computing components, advances in cross-device operability and software, and the near-ubiquity of networks. For consumers, there is a growing range of applications such as smartwatches, tracking devices for pets, bags and bicycles, and connected vehicles – which can lower insurance premiums and enable a range of advanced in-vehicle solutions. For businesses, the demand for IoT and potential use cases is even more evident. These include solutions such as automated monitoring of energy usage across national grids, tracking consumption in smart buildings and detecting traffic and congestion in cities. Mega trends Long-term trends shaping our industry In environments that are more localised, such as factories and ports, network operators are building and running Mobile Private Networks (‘MPNs’). MPNs offer corporate customers unparalleled security and bespoke network control. As an example, MPNs enable autonomous factories to connect to thousands of robots, enabling them to work in a synchronised way. Once a product leaves the factory it can also be tracked seamlessly through global supply chain management applications, whether it is delivered through the post, a vehicle or even via drones. In areas where the same solution can be deployed across multiple sectors, network operators are moving beyond connectivity to provide complex end-to-end hardware and software solutions such as surveillance, smart metering and remote monitoring; and it is often more efficient for these solutions to be created in-house. Scaled operators can leverage their unique position to co-create or partner with nimble start-ups at attractive economics. As the number of IoT devices increases, physical assets are also communicating with each other in real-time and new digital markets are being established. This is leading to the Economy of Things, where connected devices securely trade with each other on a user’s behalf, without human intervention. This presents businesses across multiple industries with exciting opportunities to transform goods into tradeable digital assets which can compete in new disruptive online markets. Adoption of cloud technology Over the last decade, large technology companies have invested heavily in advanced centralised data storage and processing capabilities that organisations and consumers can access remotely through connectivity services (commonly termed ‘cloud’ technology). As a result, organisations and consumers are increasingly moving away from using their own expensive hardware and device-specific software to using more efficient shared hardware capacity or services over the cloud. This is popular as it allows upfront capital investment savings, the ability to efficiently scale resources to meet demand, systems that can be easily updated and increased resiliency. This is driving demand for fast, reliable and secure connectivity with lower latency. Many small businesses increasingly understand the benefits of cloud technology, however, they lack the technical expertise or direct relationships with large enterprise and cloud specialists. This presents an opportunity for network operators, particularly those with strong existing relationships, as they can effectively help customers navigate their move to the cloud at scale. Click or scan to watch our digital services and experiences investor briefing: investors.vodafone.com/digital-services

Strategic report Governance Financials Other information 13 Vodafone Group Plc  Annual Report on Form 20-F 2022 Note: 1. GSMA State of the Industry Report on Mobile Money 2022. Click or scan to watch our digital services and experiences investor briefing: investors.vodafone.com/digital-services Digital and green transformation of the public and private sectors As part of the fiscal response to the COVID-19 pandemic, the European Union has launched a series of funding programmes with €723.8 billion available under the banner ‘NextGenerationEU’. This includes the Recovery and Resilience facility, which combines €385.5 billion of loans and €338 billion of grants available to European Union Member States. Of these grants, approximately 70% are being allocated to European Union Member States in which Vodafone has an operating presence. These grants are planned to be 70% committed by the end of 2022. The range of funding presents a direct and indirect opportunity given that at least 20% of the total funding is planned to support the European Commission’s digital transformation agenda. The UK and many of our African markets have similar stimulus measures in place. These support measures will help connect schools, hospitals and businesses to gigabit networks and provide hardware, such as tablets, to millions of school children. Similarly, the European Union has committed to be carbon-neutral by 2050. Mobile network operators across Europe will be able to benefit from these funds as they seek to limit their impact on the climate, and help their customers from across the private and public sectors reduce their own energy use and carbon emissions. Small and medium-sized enterprises (‘SMEs’) in Europe can often lag behind in terms of digital adoption. However, under various government- led support mechanisms, SMEs will be eligible for vouchers, grants and loans to transition to eCommerce, upskill employees, and move to cloud-based solutions whilst ensuring they are secure as they do so. SMEs will look to trusted and experienced network operators which can offer a full suite of solutions, whilst also help them navigate technical and regulatory processes. Finally, to ensure the benefits of these projects are spread equitably, funding is also being allocated towards rural inclusion to subsidise the building of network infrastructure where it is currently uneconomical for operators to do so. Read more about our purpose to enable an inclusive and sustainable digital society on pages 41 to 45 Digital payments Businesses in Europe continue to expand and migrate sales channels from physical premises to online channels such as websites and mobile applications. As a result, businesses increasingly transact through mobile-enabled payment services which remove the need for legacy fixed sales terminals. Consequently, businesses demand reliable and secure mobile connectivity. Consumers are also increasingly transitioning away from using cash, to digital payment methods conducted directly via mobile phones or smartwatches, further increasing the importance of mobile networks. In Africa, digital payments are primarily conducted via mobile phones through payment networks owned and operated by network operators, and the annual value of mobile money transactions has reached a key milestone in 2021 with one trillion transactions globally1. Consumers are also moving beyond peer-to-peer transactions as rising smartphone penetration drives the adoption of mobile payment applications. Network operators and a range of FinTech startups are using these applications to sell additional financial services focused products, ranging from advances on mobile airtime and device insurance to more complex offerings such as life insurance, loans and e-commerce marketplaces. This plays a critical role in improving financial inclusion for millions of people across Africa where the traditional banking sector has not been able to reach. Businesses are also increasingly reliant on operator-owned payment infrastructure for consumer-to-business payments, but also for large business-to-business transfers. These payment networks drive scale benefits for the largest operators by allowing customers to save on transaction fees whilst also driving both business and consumer customers to seek reliable and secure networks. Click or scan to learn more about our IoT leadership and evolution in our Vodafone Business investor briefing: investors.vodafone.com/vbbriefing Larger corporates, which may already use the cloud today, are progressively moving away from complex systems based on their own servers or single cloud solutions, to multi-cloud offers, sold by network operators and their partners. This approach reduces supplier risk and increases corporate agility and resilience. Large corporates continue to drive higher demand for robust, secure and efficient connectivity services as they transition from their own legacy hardware and services. Cloud providers also recognise the criticality of telecommunications networks. Many cloud providers are partnering with the largest network operators, sometimes through revenue sharing agreements, to develop edge computing solutions which integrate data centres at the edge of telecommunication networks to deliver customers reduced latency. Consumers use cloud solutions for a variety of reasons, including digital storage, online media consumption or interacting through the metaverse. Consumer hardware is also now being replaced by cloud-first solutions. For example, new cloud-based gaming services allow consumers to stream complex, bandwidth-heavy computer games directly to their phones or tablets, without the need for expensive dedicated hardware. Fast and reliable connectivity will act as a catalyst for further innovation and consumer applications, many of which do not currently exist today. Read more about how Vodafone’s leading gigabit connectivity infrastructure supports to the digital society on pages 44 to 45

Strategic report Governance Financials Other information 14 Vodafone Group Plc  Annual Report on Form 20-F 2022 Regular engagement ensures we operate in a balanced and responsible way, both in the short and longer term. We are committed to maintaining good communications and building positive relationships with all of our stakeholders, as we see this as essential to strengthening our sustainable business. We have summarised our interactions with key stakeholders during the year below. Vodafone is required to provide information on how the Directors have performed their duty under section 172 of the Companies Act 2006 to promote the success of Vodafone, including how those matters and the interests of Vodafone’s key stakeholders have been taken into account by the Directors. The engagement mechanisms directly involving the Directors are indicated below with a B symbol. Our customers We are focused on deepening our engagement with our customers to develop long-term valuable and sustainable relationships. We have hundreds of millions of customers across Europe and Africa, ranging from individual consumers to large multinational corporates. How did we engage with them? – Digital channels (MyVodafone app, TOBi chatbots, social media interaction and the Vodafone website) – Call centres – Branded retail stores What were the key topics raised? – Better value offerings – Faster data networks and wider coverage – Making it simple and quick to deal with us – Managing the challenge of data-usage transparency – Converged solutions for consumer and business customers – Prompt feedback/resolution on service-related issues B How did the Board engage? – The Board participated in a dedicated review of the Group’s Net Promoter Scores, facilitated by Executive Committee members How did we respond? – Launched 5G in 14 markets and expanded our 4G coverage – Leveraged our digital channels to support easy access for all of our customers during the COVID-19 crisis – Improved efficiency and functionality on MyVodafone app – Moved TOBi to a scaleable platform to improve speed to market – Continued to apply the highest safety standards possible in our stores in order to keep our customers and colleagues safe during the COVID-19 crisis – Added content deals to integrated internet, TV and mobile packages – Launched initiatives to tackle social issues such as digital poverty, domestic violence, and loneliness – Established Europe’s largest network powered by renewable energy and launched initiatives to help customers go green, including introducing SIMs made out of recycled plastic – Donated SIMs and handsets, provided free connectivity, charging and WiFi in response to the war in Ukraine Our people Our people are critical to the successful delivery of our strategy. It is essential that they are engaged and embrace our purpose and values. Throughout the year we focused on a number of areas to ensure that everyone is highly motivated and we remained focused on wellbeing. Stakeholder engagement Engaging regularly with our stakeholders is fundamental to the way we do business How did we engage with them? – Regular meetings with managers – B European Employee Consultative Committee – B National Consultative Committee (South Africa) – B Internal website and live webinars – B Executive Committee discussions – B Newsletters and electronic communication – B Employee Speak Up channel – B Global Pulse and Spirit Beat surveys What were the key topics raised? – Opportunities for personal and career development – Communication and knowledge sharing across the Group – Enhancing leadership coaching capacity – Deepening digital skills – Impacts of COVID-19 – Hybrid ways of working and return to office – Progress on Vodafone’s Fair Pay agenda – Global Pulse and Spirit Beat survey actions B How did the Board engage? – Valerie Gooding, in her capacity as Workforce Engagement Lead, updated the Board on employee voice engagements, and the Chief Human Resources Officer provided updates on culture and the Vodafone Spirit and the delivery against people strategy (including operating model transformation, inclusion, and hybrid ways of working) How did we respond? – Provided training courses to develop new skills such as software engineering, cyber security, data science and customer experience – Internal communication to staff on the impacts of COVID-19 – Provided a range of physical and mental wellbeing services – Introduced hybrid ways of working and created a global office design – Implemented survey actions and monitored progress at Executive Committee and Board level – Introduced quarterly ‘Spirit of Vodafone’ days to support personal growth, wellbeing and connection – Launched a global senior leadership programme and leadership standards for all managers – Raised standards for learning, talent, leadership and skills – Launched an integrated skills and learning platform – Set ethnic diversity targets, and a related action plan, including a range of training for diversity and inclusion topics Our suppliers Our business is helped by around 9,000 suppliers who partner with us. These range from start-ups and small businesses to large multinational companies. Our suppliers provide us with the products and services we need to deliver our strategy and connect our customers. How did we engage with them? – Safety forums, events, conferences and site visits – Purpose criteria in tenders – Supplier audits and assessments What were the key topics raised? – Improving health and safety standards – Promoting diversity and inclusion – Driving towards net zero emissions in supply chains – Supplier/product innovation B How did the Board engage? – The Board, through the Audit and Risk Committee, received updates on the risk and resilience of our global supply chains

Strategic report Governance Financials Other information 15 Vodafone Group Plc  Annual Report on Form 20-F 2022 How did we respond? – Held safety forums every quarter – Recognised our suppliers with awards for health and safety, diversity and inclusion and planet efforts – Collaborated with industry peers and suppliers through the Joint Alliance for CSR (‘JAC’), formerly known as the Joint Audit Cooperation Our local communities and non-governmental organisations (‘NGOs’) We believe that the long-term success of our business is closely tied to the success of the communities in which we operate. We interact with local communities and NGOs, seeking to be a force for good wherever we operate. How did we engage with them? – Through our products and services – Community and NGO interaction on education, health, agriculture and inclusive finance projects, and on our humanitarian response to global issues including the COVID-19 pandemic and war in Ukraine – Participation in multi-stakeholder working groups on policy issues at the national and international level What were the key topics raised? – Increasing access to connectivity and digital services, by closing the digital divide, closing the rural gap and connecting SMEs – Human rights topics including child rights – Environmental topics including net zero and the circular economy – Delivery of global and national development goals including UN Sustainable Development Goals B How did the Board engage? – A comprehensive update on Vodafone’s purpose and social contract, and presentation of Vodafone Foundation activities and progress – The new ESG Committee provides the Board with enhanced oversight of ESG topics, including engagement with communities and NGOs How did we respond? – Launched, and our Chief Executive chaired, a UN Broadband Commission working group on increasing smartphone access and co-chaired a pillar of the International Telecommunication Union’s Partner2Connect initiative – Participated in partnerships and working groups on human rights – Participated and engaged with key environmental initiatives, including the Science Based Targets initiative and CDP – Launched a response to the war in Ukraine with NGOs and charities Governments and regulators Our relationship with governments and regulators is important and we hope to work together on policies impacting our industry and customers, while also enabling them to better understand the positive impact we can have on the environment and communities we operate in. How did we engage with them? – B Participation and attendance at company and industry meetings with government and regulators, EU institutions, public forums and parliamentary processes – B Meetings with commissioners, ministers, elected representatives, policy officials and regulators – Hosting and participating in workshops and events to improve sector understanding on connectivity and digitalisation – B Our Chairman is a member of the European Round Table for Industry, which promotes competitiveness and prosperity and engages with European and global institutions, and governments What were the key topics raised? – Regulatory and policy environment and compliance – Responses to COVID-19 and the war in Ukraine – Security and supply chain resilience – The digital economy and society – Digital society and the European Green Deal – Data protection and privacy B How did the Board engage? – Management updated the Board on how Vodafone worked with governments and regulators during the COVID-19 pandemic – Management provided regular updates on legal and regulatory matters How did we respond? – Engaged on the digital and green transformation of the EU – Engaged on the Digital Decade targets including the digitalisation of industries and SMEs – Communications on the impact of electromagnetic fields (‘EMF’) – Engaged on network investments, design and deployment (e.g. Open RAN, 5G) – Engaged on issues such as the allocation of spectrum and the protection of consumers – Discussed policy and regulatory environment that facilitates investment in technology – Engaged with the EU with respect to the data economy, including data protection, digital principles, and data sharing Our investors Our investors include individual and institutional shareholders as well as debt investors. We maintain an active dialogue with our investors through our extensive investor relations programme. How did we engage with them? – B Personal meetings, virtual roadshows, conferences – B Annual & interim reports and presentations – B Investor relations website used as primary digital communications tool and is available to all shareholders (institutional and retail) – Four virtual investor briefings arranged since November 2020 and a number of video interviews with Directors, with 11 hours of on-demand video content available on our website – Stock Exchange News Service (‘SENS’) announcements – B Annual General Meeting (‘AGM’) – B Three investor perception studies and regular feedback survey – Our Registrar, Equiniti, operates a portfolio service which provides shareholders with the ability to manage their holdings What were the key topics raised? – Strategy to deliver sustained financial growth – Operational priorities – Allocation of capital – Portfolio optimisation – Corporate governance practices – ESG strategy, targets and reporting – Dividend policy – Deleveraging strategy B How did the Board engage? – AGM with a live webcast available to all shareholders, including the ability to submit questions to the Board – The Chairman and a number of Non-Executive Directors participated in video interviews, where they explained their roles – Investor roadshows are attended by the Chairman and Executive Directors for direct Q&A sessions How did we respond? – We conducted almost 1,400 investor interactions through meetings with major institutional shareholders, debt investors, individual shareholder groups and financial analysts, and attended conferences – Meetings were attended by Directors and senior management, including our Chairman, Senior Independent Director, Chief Executive, Chief Financial Officer, and Executive Committee members – Virtual investor briefings covering technology and digital services presented by Executive Committee members and senior management

16 | Vodafone Group Plc
Annual Report on Form 20-F 2022 | Strategic report | Governance | Financials | Other information

Strategic review

A new generation connectivity and digital services provider

In May 2021, we set our ambition to reshape the Group as a new generation connectivity and digital services provider. Our strategy focuses on driving shareholder returns through growth. This is being delivered through three customer commitments and three enabling strategies, all of which work together towards realising our vision to become a new generation connectivity and digital services provider for Europe and Africa, enabling an inclusive and sustainable digital society.

We have made good progress with our strategy during FY22 and the table below includes a selection of KPIs that illustrates progress in our key areas of focus. In this section we outline:

1. We are systematically executing our long-term organic growth strategy, and clear plan to deliver our operational priorities;
2. We have actions underway to balance challenging macroeconomic conditions; and
3. We are committed to improving shareholder returns.

Executing our long-term organic growth strategy

During the year, a number of strategic initiatives enabled the progress in our strategic KPIs, including:

- We launched flexible contract structures in three markets, which enable customers to select the optimal contract length and monthly payments for their own needs;
- We have now launched, and have next generation 5G mobile connectivity services in 294 cities, across 11 markets in Europe, which delivers up to gigabit downloads speeds;
- We have launched investment-linked pricing contractual options in five markets, and activated this option in two markets;
- We launched the VodaPay financial services 'super-app' in South Africa, which has already attracted 2.2 million downloads;
- Our IoT and cloud & security digital services within Vodafone Business grew by 15.3% in FY22;
- The MyVodafone app, which enables real-time account management is used by 52 million customers, across 12 countries;

Strategic progress summary

Customer commitments		2022	2021	2020
Best connectivity products and services				
Europe mobile contract customers[1]	million	66.4	65.4	64.4
Europe broadband customers[1]	million	25.6	25.6	25.0
Europe Consumer converged customers[1]	million	9.0	7.9	7.2
Europe mobile contract customer churn	%	13.6	13.7	14.6[2]
Africa mobile customers[3]	million	184.5	178.0	168.4
Africa data users[3]	million	89.9	84.9	82.6
Business service revenue growth[4]	%	0.8	(0.6)	0.8
Leading innovation in digital services				
Europe TV subscribers[1]	million	21.9	22.2	22.1
IoT SIM connections	million	150.1	123.3	102.9
Africa M-Pesa customers[3]	million	52.4	48.3	41.5
Africa M-Pesa transaction volume[3]	billion	19.9	15.2	12.2
Outstanding digital experiences				
Digital channel sales mix[5]	%	25	26	21
End-to-end TOBi completion rate[6,7]	%	42.9	34.6	–
Enabling strategies				
Leading gigabit networks				
5G available in European cities[1]	#	294	240	97
Europe on-net gigabit capable connections[1]	million	48.5	43.7	31.9
Europe on-net NGN broadband penetration[1]	%	30	30	30
Simplified and most efficient operator				
Europe markets where 3G switched off[1]	#	4	3	1

Notes:
1. Including VodafoneZiggo.
2. Excluding the impact of inactive data only SIM losses in Italy during Q3 and Q4 FY20.
3. Africa including Safaricom.
4. Organic growth. See page 223 for more information.
5. Based on Germany, Italy, UK and Spain only.
6. Group excluding Egypt.
7. Defined as percentage of total customer contacts resolved without human interaction through TOBi.

Strategic report Governance Financials Other information 17 Vodafone Group Plc  Annual Report on Form 20-F 2022 – Our artificial intelligence enabled assistant ‘TOBi’ is now having 32 million conversations per month, in 14 languages, across 16 countries; – Our ‘V-Hub’ online portal supported 2.5 million unique visitors with digital tools in 13 countries during FY22; – We have launched ‘Super-WiFi’ in 4 countries, helping deliver superior in-home WiFi performance and the option of built-in back-up 4G connectivity; – We have decommissioned 3G mobile connectivity in four markets, which reduces costs and enables us to reallocate spectrum to 4G and 5G connectivity; and – Our network performance benchmarking demonstrates we have a co-leading data position in 13 out of our 19 markets. Operational priorities In addition to the ongoing, systematic execution of our strategy, we have three operational areas that are currently being prioritised: i. strengthening commercial momentum in Germany; ii. accelerating operational transformation in Spain; and iii. positioning Vodafone Business to maximise EU recovery funding opportunities. Strengthening commercial momentum in Germany Germany is both the largest connectivity market in Europe and Vodafone’s biggest market. Germany has benefited from a more sustainable competitive environment compared to many other markets in Europe and is the only top five European market to have experienced ARPU growth for both mobile and fixed connectivity since 2017. Alongside the scale and sustainable market structure, Germany also presents the most significant converged connectivity opportunity of our larger markets, with only 20.4% of our mobile customers taking a fixed connectivity product, compared with 53.5% in Spain. Similarly, only 16.3% of our fixed connectivity customers in Germany take a mobile connectivity product, compared with 90.7% in Spain. We are focused on taking advantage of this significant opportunity through the structural advantage we have created with our fixed connectivity services. Following the acquisition and commercial integration of the former Unitymedia assets, we can now reach over 23.7 million homes in Germany with 1 gigabit per second fixed line connectivity. Beyond this, we have clear upgrade plans for our hybrid network that include a mix of demand-driven node-splitting – bringing fibre closer to our customers – and options for upgrading the last stretch of cable into customers’ homes. However, our short-term commercial performance in Germany in the second half of FY22 has not been satisfactory. In the fourth quarter of FY22 we lost 105,000 net mobile connectivity contract customers and 125,000 net fixed connectivity customers. There were a number of contributing factors to this performance including the ongoing impact of lower retail footfall and specific short-term operational matters related to new customer journeys that were implemented in December 2021, to ensure compliance with new legislation in Germany. A series of initiatives is already underway to improve our commercial performance including: – We are implementing necessary changes and enhancements to our customer journeys; – We are accelerating the shift from our more traditional retail store model to ‘digital first’ sales and customer care channels; – We are investing in our existing network infrastructure; – We have started discussions with potential joint venture partners to enable further investment in our fixed network infrastructure, including full fibre-to-the-premises where there is demand from our housing association customers, and nearby locations that are not currently covered by our network; and – We have strengthened the Vodafone Germany management team with the addition of a Chief Strategy and Transformation Officer (CSTO) already in place, and a new CEO joining in July 2022. We plan a further update of our progress and plans to be provided by the new Vodafone Germany CEO, Philippe Rogge, in November 2022, alongside our H1 FY23 results. Accelerate operational transformation in Spain Over the last four financial years, the competitive environment in Spain has intensified as the number of customer-facing brands has increased from around 60 in 2017 to almost 80 in 2022. This has resulted in significant price deflation, with mobile contract ARPU across the market declining by 18% since 2017. Given the relatively high operating leverage within the sector, this price deflation has had a significant impact on our financial performance in Spain. Following a series of measures conducted between FY19 and FY22 we have stabilised our financial performance and are working to further improve return on capital employed. We have recently concluded a restructuring plan, mainly affecting owned retail stores as a part of our operational transformation and announced a reorganisation of the local executive committee, with new operational units focused on competitiveness and digitalisation in the consumer segment. Given the market backdrop, we have also conducted extensive interaction with policymakers and regulators at both the national and European level. We are pleased that a series of spectrum and taxation reforms are being pursued, including a well-structured spectrum auction, with an outcome below European benchmark levels and longer duration for new licences with an extension of 20 years after the initial 20-year term. In addition to these improvements, we are also actively pursuing further opportunities, including enhancing strategic network partnerships. We are also working to maximise the opportunities available for Vodafone Business from EU recovery funding programmes, which will be particularly significant in Spain. Position Vodafone Business to maximise EU recovery funding opportunities The European Commission has launched a series of funding programmes with €723.8 billion available under the banner ‘NextGenerationEU’. These include the Recovery and Resilience facility, which combines €385.8 billion of loans and €338 billion of grants available to European Union Member States. Of these grants, approximately 70% are being allocated to European Union Member States in which Vodafone has an operating presence. These grants are planned to be 70% committed by the end of 2022. The range of funding presents a direct and indirect opportunity given that at least 20% of the total funding is planned to support the European Commission’s digital transformation agenda. We are tracking the progress of funding applications and approvals at the project level.

Strategic report Governance Financials Other information 18 Vodafone Group Plc  Annual Report on Form 20-F 2022 Well placed to manage challenging macroeconomic conditions The macroeconomic climate presents specific challenges for our sector to navigate and we are organised to effectively balance our regional scale and local agility. We are prioritising a series of actions to mitigate the current macroeconomic challenges. Macroeconomic challenges for our sector Whilst Vodafone and the broader telecommunications sector are well positioned to deliver relatively resilient financial performance during periods of macroeconomic uncertainty, there are specific challenges to be managed. Firstly, rising energy costs will have an impact on our financial performance in the year ahead. In FY22, our total electricity usage was 5.9 TWh, with a total cost of €846 million. Energy price increases are feeding through into a broader inflationary environment, with the European Central Bank forecasting the Harmonised Index of Consumer Prices to be in the range of 1.9% to 5.1% during 2022-2024. These inflationary pressures are beginning to impact customer confidence, both consumers and businesses. Our sector and many others have experienced increased volatility in supply chains and an increase in logistics costs. Also, across Europe many organisations have experienced an increase in both the volume and sophistication of cyber-attacks. This is leading to an increase in the expectations of governments to ensure organisations’ cyber defences are secure and resilient. Balancing regional scale and local agility We believe that we are well-positioned within the sector to navigate the current macroeconomic environment. We are organised to ensure the optimal balance between ensuring local agility, whilst delivering significant benefits of scale through standardisation at a regional level. In-market autonomy ensures local agility Our local in-country teams are best placed to understand the needs of their local market and make appropriate decisions, with end-to-end accountability. Our in-country leadership teams have full control over their P&L and capital allocation, as well as ensuring they have the optimal local team structures. This end-to-end accountability is matched by full autonomy over product, pricing and marketing decisions for their market. This ensures each country operation can remain agile in highly dynamic and competitive markets. Our local markets also benefit from sharing best practice and, when decided locally, adopting best practices developed in other markets. For example, Vodafone UK developed investment-linked pricing structures, which have now been implemented in four other European markets. Similarly, Vodafone Spain developed a second brand, ‘Lowi’, to compete more effectively in the value segment. This approach has now been adopted in a localised manner in the majority of our other European markets. Each local country operation also has full control over its channel and customer journeys. Again, each market often chooses to benefit from best practices developed in other markets. For example, the MyVodafone app, which has chosen to be taken and adopted by 12 markets and is enjoyed by 52 million customers. Regional standardisation delivers scale benefits To ensure our country operations receive the full benefits of being part of a larger Group, we are structured to deliver efficient operational support through regionally scaled services. The connectivity value chain has a high degree of replicable and repeatable services across each of our markets. This is essential to compete against the local incumbent operators who benefit from historically derived local scale. We continue to simplify our approach to networks and technology through integrating our European network, IT and digital teams. The aim was to drive efficiency, increase speed of execution, standardise key processes, and codify the best solutions for implementation across all of our markets. Through standardisation of what equipment and software we use, we can then in turn standardise how our networks are constructed and operated. This standardisation delivers both cost and capital efficiencies, together with enhancements in network quality. For example, we reported a 42% year-on-year reduction in incidents across our networks and a significant step-up in network testing results. Secondly, through combining the purchasing power of our business across Europe and Africa we improve both the efficiency and resilience of our supply chains. We have consolidated our supplier management function into a single procurement company. The Vodafone Procurement Company manages global tenders and allows us to generate over €600 million in annual savings compared to standalone operators. For example, following the acquisition of the Liberty assets in Germany and Central and Eastern Europe, we have delivered a double-digit percentage saving. The efficiency of our procurement is further demonstrated by independent operators paying to access our pooled procurement, alongside other services, through our ‘Partner Markets’ business. Thirdly, we manage our IT operations, network operating centres and back-office activities through four Shared Service Centres (‘_VOIS’) in India, Egypt and Eastern Europe. Over a third of the cumulative €1.5 billion net opex savings made between FY19 and FY22 in Europe and Common Functions were generated through integrating activities into _VOIS and driving digitisation at speed. Approximately 30% of the Group’s team members work in _VOIS and other shared operations, and over the last four years, we have delivered 8,200 role efficiencies. Actions underway to mitigate macroeconomic challenges Through further optimisation of the balance between in-market agility and efficient regional standardisation we have a number of initiatives underway to effectively manage the macroeconomic challenges in our sector. Key areas of focus are improving our commercial agility at a local level and further enhancing our operational efficiency at a regional level. Initiatives to improve our commercial agility include expansion of our investment-linked pricing programme and expansion of our flexible contract pricing structures, which enable consumers to ‘flex’ the length of contracts and monthly payments. We are also extending the attractiveness of converged connectivity products, which increase the loyalty rates of our consumer customers. Initiatives underway to further enhance our operational efficiency include expanding the use of power purchase agreements to lock-in electricity supply and pricing over longer periods and remaining agile in the re-deployment of tasks to regional centres of excellence, in lower cost locations. Strategic review (continued)

Strategic report Governance Financials Other information 19 Vodafone Group Plc  Annual Report on Form 20-F 2022 Committed to improving shareholder returns Following the launch of the second phase of our strategy to be the new generation connectivity and digital services provider for Europe and Africa, we conducted an extensive portfolio review to assess the optimal structure to execute our strategy and create value for our shareholders. Historically, our Group has been managed as a combination of geographically focused operating companies, which draw from a range of shared services. Over the last three years, we have been evolving our business model and organisational structures to operate in a more streamlined and agile matrix, recognising the importance of local, in-market scale and capabilities, as well as generating further value from the scale and breadth of our footprint. We manage our Group through four group-wide operational layers: A. infrastructure assets; B. shared operations; C. growth platforms; and D. retail and customer service. Infrastructure assets Our converged connectivity infrastructure is largely managed through three components: passive mobile, active mobile and fixed. Our passive mobile infrastructure is now primarily held and operated through Vantage Towers’ network of around 83,000 towers across 10 European markets. The Vantage Towers IPO was completed successfully in March 2021 and the company has a current market capitalisation of €16 billion. We continue to own and operate our active mobile infrastructure in Europe directly, which includes 117,000 radios. In addition, our African operations operate a further 42,000 radios and 22,000 towers. We reached network sharing partnerships in 10 markets between FY19 and FY22 and are committed to enhancing asset utilisation through further network sharing. By separating and listing Vantage Towers at pace, it is now well positioned to drive further consolidation within the European sector, which in turn is expected to provide Vantage Towers further strategic flexibility. We are actively pursuing accretive bolt-on transactions and industrial merger opportunities, which could lead to the deconsolidation of Vantage Towers from the Group and monetisation of our holding over time. Our fixed connectivity infrastructure comprises consumer connectivity networks, mobile backhaul, and international terrestrial and submarine connections. Across the Group, our fixed connectivity networks include 1.6 million kilometres of fibre and coaxial cable infrastructure. Our approach to operating our connectivity infrastructure was discussed at a recent investor briefing, in which we outlined our unified pan-European technology organisational structure. We are actively exploring further opportunities for our fixed network assets to improve asset utilisation, including a joint venture in Germany to support investment in full fibre-to-the-premises where there is demand from our housing association customers and expand the reach of our network. The leading FinTech in Africa Since formation in 2007 as a money transfer service, Vodafone’s financial services businesses in Africa – encompassing Vodacom Group, Safaricom and Vodafone Egypt – have collectively grown to be the leading FinTech in Africa. Including Safaricom, the Vodacom Group has 52.4 million customers, transacting €24.8 billion per month. In FY22 we generated €336 million service revenue from M-Pesa and other financial services, excluding Safaricom. Our African FinTech business has significant growth opportunities through penetration growth in existing markets, expanding into new markets and scaling new products, including the recent launch of the VodaPay ‘super-app’ in South Africa. The Vodacom Group has clear financial ambitions to grow its new services, which include financial services, at or above 20% CAGR. We have completed the legal separation of our FinTech business at a local country level, which enables us to accelerate the pace of growth, supporting a pathway of monetisation over time. The global IoT connectivity leader Vodafone’s IoT service was established in 2008 and has grown to be the largest IoT connectivity provider globally, with 150 million devices connected. Vodafone IoT has been recognised as a leader in managed connectivity by Gartner every year since 2014. Vodafone IoT currently generates €0.9 billion annual revenue. We are currently in the process of enabling a separation of Vodafone IoT, as greater independence from Vodafone will help to accelerate the platform’s growth and attractiveness to both new customers and connectivity partners. Shared operations As discussed earlier, the connectivity value chain involves a high degree of repeatable processes across all our markets, such as procurement, network deployment, network operations, sales activities, customer support operations, and billing and transaction processing. As one of the largest global connectivity providers, we have a significant opportunity to standardise processes across markets, relocate operations to lower cost centres of excellence and apply automation at scale, delivering best-in-class efficiency levels. Our shared operations are delivering over €400 million of operating cost savings per annum. Scan or click to watch our case study on leading gigabit networks: investors.vodafone.com/videos Scan or click to watch our case study on FinTech: investors.vodafone.com/videos In addition to the regional standardisation of networks, procurement and shared services, our Vodafone Roaming Services operation manages our global roaming relationships with other operators, our Vodafone Carrier Services business provides wholesale connectivity services, and our Partner Market’s team works with 30 local operators in building strategic alliances and extending our reach into different markets. These functions generate over €250 million revenue and cost savings annually. We have made good progress over the last four years, however there is still scope for further efficiencies, particularly with respect to network operations and digital services platforms. Growth platforms Over the last few years, we have invested in digital capabilities and scalable technology to build three digital growth platforms, which were discussed at a recent investor briefing. Leading digital consumer services Complementary digital services play a crucial role in deepening relationships with consumers, in addition to having attractive economic models. We now have over 50 million customers subscribing to a digital service, which leads to higher ARPU, improved distribution efficiency, higher NPS and lower churn. We are focused on further developing our strong positions in consumer IoT, Vodafone TV, home services, device lifecycle services and loyalty applications. Scan or click to watch our case study on digital consumer services: investors.vodafone.com/videos Scan or click to watch our case study on IoT: investors.vodafone.com/videos

Strategic report Governance Financials Other information 20 Vodafone Group Plc  Annual Report on Form 20-F 2022 Strategic review (continued) To summarise, we have three priority areas to optimise our business structure during FY23, with a further three value-creating structural enhancements underway. FY23 portfolio priorities: – We are pursuing options for Vantage Towers that will enable it to increase its pan-European industrial scale, whilst also realising value for Vodafone’s shareholders and enabling deconsolidation from Vodafone, to further simplify the Group’s structure; – We are in the final steps of completing the transfer of Vodafone’s holding in Vodafone Egypt to Vodacom, which creates value for Vodafone shareholders, enhances the diversification and growth profile of Vodacom and further simplifies the Group’s structure; and – We continue to pursue pragmatic in-market mobile consolidation opportunities in Europe that will strengthen our market position and create value for our shareholders. Additional value-creating structural enhancements – We have started discussions with potential joint venture partners to enable further investment in our fixed network infrastructure, including full fibre-to-the-premises where there is demand from our housing association customers, and nearby locations that are not currently covered by our network; – We are currently in the process of enabling a separation of Vodafone IoT, which will enable greater independence from Vodafone to accelerate its growth and attractiveness to both new customers and connectivity partners; and – We have completed the legal separation of our FinTech business at a local country level, which enables us to accelerate the pace of growth, supporting a pathway towards monetisation over time. Successful execution of these portfolio actions will further simplify Vodafone’s operations, enhance the visibility of value to equity markets and most importantly, ensure we are organised in the optimal structure to deliver our long-term organic growth strategy as a next-generation connectivity and digital services provider in Europe and Africa. Outlook for FY23 Our performance during FY22 has been in line with our expectations and demonstrates the relative resilience of our operating model. We remain focused on the delivery of the next phase of our strategy. The current macroeconomic climate presents specific challenges, and is likely to have an impact on our financial performance in the year ahead. Whilst our business model is relatively more resilient than many others, there are specific challenges to be managed. The war in Ukraine and energy price increases are contributing to a broader inflationary environment, and these inflationary pressures are beginning to impact customer confidence. Our sector and many others have also experienced increased volatility in supply chains and an increase in logistics costs. We have a number of initiatives underway to mitigate these macroeconomic challenges. Africa Consumer In Africa, we are the leading provider of mobile data and mobile payment services. We have 185 million mobile customers in eight markets and we are the leading mobile connectivity provider by revenue market share in seven markets. On 10 November 2021, we announced that we have agreed to transfer our 55% shareholding in Vodafone Egypt to Vodacom Group, our African subsidiary, for €2,722 million on a debt free, cash free basis. The integration of Vodafone Egypt into Vodacom follows a series of other portfolio simplification transactions which have helped Vodacom become a pan-African connectivity and financial services powerhouse. Including Egypt following the transfer, Vodacom will have number 1 market positions in seven countries with combined populations over more than 500 million people. We will move at pace with the imminent integration of Vodafone Egypt, which will benefit from closer cooperation with Vodacom, enabling it to accelerate growth in financial services and IoT. Click or scan to watch our digital services and experiences investor briefing: investors.vodafone.com/digital-services Click or scan to watch our Vodafone Business investor briefing: investors.vodafone.com/vbbriefing Vodafone Business Vodafone Business is a key growth driver for the Group. We operate in attractive markets with a compelling structural opportunity. Our strategy is grounded in our purpose to connect for a better future and is focused on three core elements. Firstly, to be the trusted partner for small and medium-sized enterprises. Secondly, to be the gigabit connectivity provider of choice to large enterprises. Thirdly, to be the leading end-to-end provider of IoT solutions for every organisation. Click or scan to watch our digital services and experiences investor briefing: investors.vodafone.com/digital-services Retail and customer service Europe Consumer In Europe, we are a leading converged connectivity provider with almost 9 million converged customers, 114 million mobile connections, 145 million marketable NGN broadband homes, and we have launched 5G in 294 cities in 11 markets in Europe. Over the last decade, the performance of the European telecommunications industry has been weaker than other regions, which market commentators largely attribute to its regulatory environment. European regulation has been driving increasingly fragmented market structures, compared with North America or Asia. Sustained price deflation and the inability to derive cost synergies from scale have impacted sector returns, which in turn limits the sustainability of capital investment in critical national infrastructure. As noted above, Germany has benefited from a more sustainable competitive environment compared to many other markets in Europe and those markets would benefit from further in-market consolidation. We are pragmatically pursuing value accretive in-market consolidation to deliver sustainable market structures in our major European markets.

21 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information
Our people strategy

Our people strategy

We are transforming to become a new generation connectivity and digital services provider for Europe and Africa. Our people strategy accelerates this transformation, by seeking to create an inclusive environment for growth, where everyone has the opportunity to thrive.

The Spirit of Vodafone

Our culture – the 'Spirit of Vodafone' – outlines the beliefs we stand for and the behaviours that enable our strategy and purpose.

This year we have continued embedding Spirit throughout the organisation, focusing on transforming our culture through addressing habits, leadership, systems and processes. In May 2020, we introduced a bi-annual employee survey called 'Spirit Beat' to measure culture and its impact. The results demonstrate how Spirit behaviours are being embedded in the employee experience and confirm the positive impact of these behaviours in driving performance.

Spirit Beat surveys

Behaviour	Sept 2021	Jan 2021
Earn customer loyalty	74	72
Experiment, learn fast	78	77
Create the future	75	75
Get it done, together	77	76
Overall Spirit index[1]	**76**	**75**
Response rate	80%	86%

Note:
1. The overall Spirit index reflects the average of the four Spirit behaviour scores.

Following each survey, employees receive personalised and artificial intelligence-driven 'nudges' based on their confidential responses over a 20-week period. These nudges support behaviour change, consolidate new habits, and create a continuous feedback loop, with over two million nudges deployed since May 2020. Based on responses from the latest survey, 68% of colleagues found nudges useful, and analysis has shown that teams with managers who embraced Spirit and took action had a higher Spirit Index (+8) and engagement score (+9) compared to managers who did not.

Improvements in team Spirit index results are also associated with better business outcomes in customer operations centres. For example, we have identified a positive relationship with First Call Resolution ('FCR') and Transactional Net Promoter Score ('tNPS') metrics. Each point increase in the Spirit Index consistently predicts an increase in both FCR and tNPS.

In addition to Spirit Beat, we ran three pulse surveys to listen to employee feedback during the pandemic across the year. We continued to observe high scores with employees feeling connected to their team (80 in April 2021, 81 in both July and November 2021) and expressing positivity about the future in how we work at Vodafone (79 in April 2021, July and November 2021). We have also seen an increase in how employees are feeling (72 in April, 75 in both July and November 2021). The results have informed our response to COVID-19 and the formation of new ways of working post-pandemic. They also demonstrated employees' pride in Vodafone's response to the pandemic and praise for the hybrid working policy. We will continue to listen to our employees through Spirit Beat and pulse surveys to inform how we design and improve the employee experience.

Leadership at Vodafone

Senior leadership are accountable for our culture transformation. The Board reviews progress on employee engagement and Spirit on a regular basis, and the Executive Committee monitors key achievements in embedding Spirit and considers further opportunities to drive growth and transformation.

Leadership is essential for driving transformation, and we have invested in developing inclusive leaders who drive growth and innovation, act as role models, coach and empower teams, and lead with Spirit. In October 2021, we launched the Vodafone Leadership Standards to create a consistent understanding of what it takes to successfully lead with Spirit.

The Vodafone Leadership Standards are being embedded throughout the leadership development journey and the new 'Spirit Accelerator' programme. From April 2022, over 300 senior leaders will experience 'Spirit Accelerator 2.0', which will focus on enhancing their leadership capability to drive growth and transformation, deliver operational excellence, amplify customer experience and loyalty, and continue to create a culture of inclusion. Our newly introduced 360 feedback tool will further support our leaders' development.

We continue to embed Spirit in Company policies, employee journeys and organisational rituals. We are supporting managers to demonstrate Spirit as they transition with their teams into hybrid working and are using updated leadership assessment methodologies to reflect Spirit behaviours. We introduced quarterly 'Spirit of Vodafone Days' to provide dedicated space for personal growth, wellbeing, and connection across all markets and we run a global recognition programme that celebrates those who demonstrate Spirit behaviours. We also continue to develop 'LaunchPad', our global employee-led innovation platform which helps 'Create the Future'. In the two years since it has been operational, our employees have submitted over 2,000 ideas, ranging from e-waste recycling, Internet of Things ('IoT') marketplaces to cloud smartphones. We are seeing the value from ideas that have come through the process, for example 'Scam Signal' is a Vodafone application that helps businesses combat fraud and cyber crime while improving customer experience by utilising our network to identify bank transfer scams in real time.

Agile and efficient operating model

Our Group operating model is designed to maximise the effectiveness of the local market operations by enabling them to benefit from the Group's scale across Europe and Africa, whilst at the same time being able to respond quickly and effectively to market conditions and customer needs.

Read more about how we balance regional scale and local agility on pages 11 and 18

Read more about our headcount on page 38

Strategic report Governance Financials Other information 22 Vodafone Group Plc  Annual Report on Form 20-F 2022 Our people strategy (continued) Diverse talent and future ready skills As we evolve our operating model and execute our strategy, we are focused on developing diverse talent for the future and building future skills by accelerating reskilling and upskilling at scale. During the year, we reviewed our talent and succession pools across senior roles. These are ultimately discussed and approved at the annual Executive Committee talent review and are also shared with the Board. Gender diversity of the executive succession pools increased to 38% from 31% in the prior year. We have also adopted a consistent set of assessment tools to support the selection and development of senior leaders. Read more about workplace equality on pages 38 to 40 Our transformation into a new generation connectivity and digital services provider requires new skills and capabilities in the organisation, such as software engineering, automation and data analysis. In October 2021, we announced our ambition to hire 7,000 software engineers by 2025, through a combination of recruitment, reskilling and insourcing. In support, we launched a global recruiting playbook, invested in recruitment campaigns across nine markets and redesigned the global careers site. In June 2021, we also introduced a ‘Technical Career Path’ to allow engineering experts to grow and develop their careers by leveraging their deep expertise. Local markets are also focused on developing key strategic skills to execute our strategy. For example, in FY19 the Vodacom Group introduced the ‘#1MoreSkill’ digital development initiative that allows employees to develop new critical skills in agile, software engineering, cyber security and IoT. In FY22, 21% of Vodacom South Africa employees completed training in one of these skills and 55% of employees redeployed to new roles in Vodacom had been reskilled or upskilled through this initiative. In FY21, Italy launched a skills transformation pilot, involving 10 functions and covering more than 4,600 employees. To date 1,350 have been upskilled and 1,329 reskilled. Of those reskilled, 271 have been redeployed to new roles. As a further example, Turkey has launched seven reskilling initiatives whereby employees receive training in emerging skills such as cyber security, DevOps, data science and customer experience. By the end of FY22, 29% of participating employees had been redeployed to new roles. We continue to support the personal and professional growth of people through online learning initiatives. During the year, 85% of employees completed non-mandatory training, with an average of 1.25 hours per month. We invested an average of €542 for both mandatory and non-mandatory training for each employee to build future capabilities and issued 96,550 LinkedIn Learning and 14,000 O’Reilly licences. Spirit of Vodafone Days also had a positive impact with a 287% increase in formal online learning with over 24,000 hours of learning taking place on those two days alone. To execute the strategy and bring purpose to life, we continued to invest in youth hiring (6,430 hires, of which 771 graduates) whilst providing digital learning experiences to 95,664 young people, through local work experience programmes and initiatives. During the year, we also hired 346 apprentices with local programmes that aim to grow future talent and skills in areas such as cyber security, network engineering and software engineering through work-based learning and qualifications. To accelerate skills transformation and create a learning culture, we are introducing a new operating model for learning, talent, leadership, and skills – the global Vodafone Learning Organisation (‘VLO’). The VLO will deliver a higher-quality, consistent and more impactful development experience for all of our employees. It will also help us to be recognised as a workplace where growing never stops and learning is a fundamental part of every individual’s experience at Vodafone. In March 2022, we launched a campaign offering fast-track employment and relocation support for Ukrainians and other nationals seeking work outside of their home country due to the war or other humanitarian crisis. We received over 1,000 applications by the end of April 2022 and hired new employees in Luxembourg, the UK, Romania and Germany at specialist, manager and senior manager levels in areas such as networking engineering, logistics, financial analytics and quality assurance testing. Digital and personalised experience Future ready ways of working Based on knowledge gained through the pandemic and external research, in March 2021 we launched Future Ready Vodafone, a global policy providing flexibility on how and where employees work. The new policy sets global standards for hybrid working including an expected average of two to three days a week working from the office (depending on the role) and the support for home office equipment. In September 2021, the option to work from another country during the year for a maximum of 20 days was added to the same policy. We will continue to keep our flexible working policies under review as we learn from our experience in this area. Hubs for talent and innovation Where appropriate, the remote hiring policy allows teams to source skills across our footprint. This year, a new centralised European Research and Development (‘R&D’) centre opened in Malaga, Spain. A second centre will open in Dresden, Germany, later this year. These hubs specialise in developing new technology solutions and digital services such as unified communications and Internet of Things (‘IoT’) and will create more than 600 highly skilled jobs. Office space The shift to hybrid working has redefined the role of the office and inspired us to create a new global office design primarily for collaboration and connection. We experimented in Spain, South Africa and the UK, and based on pilot feedback, offices in the Czech Republic, Luxembourg and _VOIS Hungary have been redesigned. Last year, a new booking system for desks and collaboration spaces was implemented to help transition to the new ways of working and gather information about employees’ behaviours in the hybrid model. A new initiative called ‘Office in a Box’ was implemented to support employees’ wellbeing while working from home, providing an adequate virtual office setup at home following a self-assessment. Mental health and wellbeing We remain focused on physical and mental wellbeing, with a variety of training and services available in each market. Provision of employee assistance programmes and psychological support services continued to grow. Many markets now have mental health first aiders, wellbeing ambassadors, mental health champions or the local equivalent; in the UK we have around 250, alongside 700 managers who are trained in mental health awareness. We also launched a standardised mental health toolkit across all markets. The toolkit provides a better understanding of mental health and support to anyone going through challenges or those helping a colleague, family member or friend. In June 2021, for Men’s Health Week we ran a dedicated session on Men’s Mental Health. In October, for World Mental Health Day we ran a series of global sessions ranging from dance sessions, leaders’ mental health training and supporting young people through grief and loss. In February 2022, the annual Global Wellbeing Week sessions were attended by over 6,000 employees and our Senior Leadership Team, covering mental health and cancer awareness. Click to read more about mental health and wellbeing: vodafone.com/wellbeing

Strategic report Governance Financials Other information 23 Vodafone Group Plc  Annual Report on Form 20-F 2022 Employee forums We have a number of employee forums where elected employee representatives represent the views of their colleagues. During the year, the European employee forum met twice, and the South African employee forum met four times. The Board’s Workforce Engagement Lead, Valerie Gooding, attended one of each forum during the year to gather employee views, with the key discussion topics from the meetings including Future Ready ways of working, our response to COVID-19 and progress on our Fair Pay agenda. Read more about the Board’s engagement with the employee voice on page 91 Pay and benefits As part of the people experience, we continue to ensure pay, benefits, and wellbeing propositions are competitive and fair. Pay is typically reviewed on an annual basis, with increases aligned to an individual’s level of skills and experience as well as external factors like market competition and inflation. Our total reward approach also encourages collective performance and ‘in the moment’ recognition. For example 21,117 peer to peer ‘Thank You’s’ and 60,196 cash Star awards were issued through a recognition tool during the year. We continue to apply Fair Pay principles across all markets, working with the Fair Wage Network to ensure a good standard of living in each market. In the UK, our commitment to these principles is reflected in how the Living Wage Foundation has recently certified us as an Accredited Living Wage employer. Read more about our Fair Pay principles on page 106 Click to read more about Fair Pay at Vodafone: vodafone.com/fair-pay Digital experience Our people experience is informed by employee insights and guided by our culture. This year we worked on providing a more digital employee experience by establishing ‘Grow with Vodafone’, an integrated talent acquisition, skills and learning platform. This significantly enhances the recruiting and learning experience, whilst giving employees greater ownership of their individual learning and career development. The platform provides three main features: – Grow your Skills: Enables individuals to build a unique skills profile enabling personalised learning and career recommendations, as well as supporting upskilling opportunities. – Grow your Learning: Smart technology drives personalised learning recommendations to help each employee achieve their career goals whilst also driving a culture where growing never stops. – Grow your Career: Provides role recommendations based on skills and experience to candidates. It also offers optimised recruiter and hiring manager experience by prioritising the most suitable applications. By the end of March 2022, over 13,000 unique users had accessed all features of the platform and approximately 24,000 employees accessed learning content. A new digital onboarding tool was also deployed in a number of our markets and shared service centres and global deployment will be complete by October 2022. So far the tool has received an encouraging Net Promoter Score (‘NPS’) of 85.1 from employees who experienced the new process. Next year a global workforce planning system will be launched, delivering data driven workforce plans and insights. It will allow better identification of future workforce requirements using business drivers and modelling through scenario planning. The system will impact how we approach resourcing, talent management and learning strategies, empowering us to plan effectively. Pilots will launch in early 2022 before being expanded later in the year. In FY23, we will also deploy new people analytics capabilities, supported by Google Cloud platform across some of our markets. Workers’ councils and union engagement The Group has dialogue with recognised labour unions if required. In particular, there are regular meetings with the Vodafone European Employee Consultative Council (the `EECC’). The delegates of this body are locally elected Vodafone employee representatives, most of whom are union and works council members. There were no material disruptions to operations as a result of union activity during the financial year or between the end of the financial year and the date of this Annual Report on Form 20-F. We respect freedom of association and recognise the rights of employees to join trade unions and engage in collective bargaining in accordance with local law. We continue to maintain strong relationships with the workers’ councils and unions and we have approximately 22,250 people covered by collective bargaining agreements across our global footprint. This year, we reached several agreements with the unions as we continued to shape the future of work. In Spain, all employees can work up to 60% remotely. In Italy, 60% to 80% of employees will work remotely post-pandemic (depending on role) and both markets have guaranteed rights to disconnect outside working hours. In June 2021, Italy also committed to reskilling call centre employees, with government support.

24 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report Governance Financials Other information

Our financial performance

Continued growth in both Europe and Africa

- Group revenue increased by 4.0% to €45.6 billion mainly driven by service revenue growth in Europe and Africa.
- Ongoing delivery of our efficiency programme leading to a net €1.5 billion of savings during FY19-22
- Operating profit increased by 11.1% to €5.7 billion, reflecting improved performance and lower depreciation and amortisation on owned assets.
- Increase in profit for the financial year and basic earnings per share, due to higher operating profit and lower income tax expense.

Group financial performance

	FY22[1] €m	FY21 €m	Reported change %
Revenue	**45,580**	**43,809**	4.0
– Service revenue	38,203	37,141	2.9
– Other revenue	7,377	6,668	
Operating profit	**5,664**	**5,097**	11.1
Investment income	254	330	
Financing costs	(1,964)	(1,027)	
Profit before taxation	**3,954**	**4,400**	
Income tax expense	(1,330)	(3,864)	
Profit for the financial year	**2,624**	**536**	
Attributable to:			
– Owners of the parent	2,088	112	
– Non-controlled interests	536	424	
Profit for the financial year	**2,624**	**536**	
Basic earnings per share	7.20c	0.38c	

Notes:
1. The FY22 results reflect average foreign exchange rates of €1:£0.85, €1:INR 86.59, €1:ZAR 17.25, €1:TRY 12.16 and €1: EGP 18.35.

Organic growth
All amounts marked with an '*' in the commentary represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions and other adjustments to improve the comparability of results between periods. When calculating organic growth, the FY21 results for Vantage Towers and relevant operating entities have been adjusted to reflect a full year of operation on a pro forma basis in order to be comparable to FY22. Organic growth figures are non-GAAP measures.

Segmental reporting
Following the IPO of Vantage Towers A.G. in March 2021, the business is a new reporting segment for the year ended 31 March 2022 ('FY22'). Comparative information for the year ended 31 March 2021 has not been re-presented. Total revenue is unaffected because charges from Vantage Towers A.G. to operating companies are eliminated on consolidation. Segmental adjusted EBITDAaL and segmental adjusted EBITDAaL margin are both impacted by this change for certain segments which does affect year-on-year comparisons. The segmental results of Vantage Towers A.G. include the contribution from Cornerstone Technologies Infrastructure Limited as a joint operation with Telefonica in the UK.

Adjusted EBITDAaL
Adjusted EBITDA is now referred to as Adjusted EBITDAaL for FY22, with no change in the underlying definition.

Read more about non-GAAP measures on page 223

25 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Geographic performance summary

FY22	Germany €m	Italy €m	UK €m	Spain €m	Other Europe €m	Vodacom €m	Other Markets €m	Vantage Towers €m	Common Functions[1] €m	Eliminations €m	Group €m
Total revenue (€m)	13,128	5,022	6,589	4,180	5,653	5,993	3,830	1,252	1,414	(1,481)	45,580
Service revenue (€m)	11,616	4,379	5,154	3,714	5,001	4,635	3,420	–	522	(238)	38,203
Adjusted EBITDAaL (€m)	5,669	1,699	1,395	957	1,606	2,125	1,335	619	(197)		
Adjusted EBITDAaL margin (%)	*43.2%*	*33.8%*	*21.2%*	*22.9%*	*28.4%*	*35.5%*	*34.9%*	*49.4%*			

Service revenue growth %

	Q1	Q2	H1	Q3	Q4	H2	Total
Germany	1.1	0.8	0.9	0.8	0.6	0.7	0.8
Italy	(3.9)	(1.6)	(2.8)	(1.6)	0.1	(0.8)	(1.8)
UK	5.3	4.7	5.0	6.3	8.9	7.6	6.3
Spain	0.5	(2.0)	(0.7)	(1.8)	(4.5)	(3.1)	(2.0)
Other Europe	4.9	2.7	3.8	3.5	0.7	2.1	2.9
Vodacom	18.5	14.6	16.5	11.0	10.6	10.8	13.5
Other Markets	(1.3)	10.0	4.3	7.6	(3.1)	2.1	3.3
Vantage Towers	–	–	–	–	–	–	–
Group	**3.1**	**3.4**	**3.2**	**3.1**	**1.9**	**2.5**	**2.9**

Organic service revenue growth %*[2]

	Q1	Q2	H1	Q3	Q4	H2	Total
Germany	1.4	1.0	1.2	1.1	0.8	1.0	1.1
Italy	(3.6)	(1.4)	(2.5)	(1.3)	(0.8)	(1.0)	(1.8)
UK	2.5	0.6	1.2	0.9	2.0	1.4	1.3
Spain	0.8	(1.9)	(0.6)	(1.6)	(5.1)	(3.4)	(2.0)
Other Europe	4.2	2.4	3.3	2.9	2.7	2.8	3.0
Vodacom	7.9	3.1	5.4	4.4	3.1	3.7	4.6
Other Markets	18.4	19.7	19.1	19.8	19.8	19.8	19.4
Vantage Towers	–	–	–	–	–	–	–
Group	**3.3**	**2.4**	**2.8**	**2.7**	**2.0**	**2.3**	**2.6**

Notes:
1. Common Functions Adjusted EBITDAaL includes a charge in relation to the impairment of prior year receivables.
2. Organic service revenue growth is a non-GAAP measure. See page 223 for more information.

26 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report Governance Financials Other information

Our financial performance (continued)

Germany: 30% of Group service revenue

	FY22 €m	FY21 €m	Reported change %	Organic change* %
Total revenue	13,128	12,984	1.1	
Service revenue	11,616	11,520	0.8	1.1
Other revenue	1,512	1,464		
Adjusted EBITDAaL[1]	5,669	5,634	0.6	6.5
Adjusted EBITDAaL margin	43.2%	43.4%		

Note:
1. When calculating organic growth for Adjusted EBITDAaL, the FY21 results are adjusted for Vantage Towers A.G. on a pro forma basis to be comparable to FY22.

Total revenue increased by 1.1% to €13.1 billion, driven by service revenue and equipment revenue growth.

On an organic basis, service revenue grew by 1.1%* (Q3: 1.1%*, Q4: 0.8%*), driven by broadband ARPU growth, good growth in Business, and higher roaming and visitor revenue. This was partially offset by a reduction in mobile termination rates, and lower variable call usage revenue. Retail service revenue grew by 1.6%* (Q3: 1.7%*, Q4: 1.2%*).

Fixed service revenue grew by 0.5%* (Q3: 0.7%*, Q4: -0.4%*), as continued broadband ARPU growth was partially offset by lower variable call usage revenue compared to the prior year, as usage began to normalise post-pandemic, and a lower TV customer base. The decline in fixed service revenue in Q4 FY22 was primarily driven by a lower customer base, partly impacted by specific operational challenges related to the implementation of policies to comply with a new telecommunications law, which came into effect in December 2021. We added 20,000 cable customers during the year, including 66,000 migrations from legacy DSL broadband. Half of our cable broadband customers now subscribe to speeds of at least 250Mbps, and gigabit speeds are available to 23.8 million households across our hybrid fibre cable network.

Our TV customer base declined by 309,000, as reduced retail activity during the COVID-19 pandemic led to fewer gross customer additions, and was also impacted by broadband customer losses due to challenges related to compliance with the new telecommunications law. During the year, we accelerated convergence penetration as a result of successful campaigns and our converged customer base increased by 718,000 to 2.4 million Consumer converged accounts. Our converged propositions, led by the 'GigaKombi' products, allow customers to combine their mobile, landline, broadband and TV subscriptions for one monthly fee.

Mobile service revenue increased by 1.8%* (Q3: 1.7%*, Q4: 2.4%*), reflecting a higher customer base in both the Consumer and Business segments, as well as higher roaming and visitor revenue, which more than offset the impact of a reduction in mobile termination rates. The increased rate of service revenue growth in Q4 FY22 also benefited from certain immaterial year-end adjustments which are not expected to re-occur. We added 19,000 contract customers during the year and contract churn remained broadly stable year-on-year at 12.3%, despite the impact of operational challenges related to compliance with the new telecommunications law. In June, we successfully launched our digital-only second brand, SIMon mobile. We added a further 6.4 million IoT connections during the year, supported by strong demand from the automotive sector.

Adjusted EBITDAaL grew by 6.5%*, supported by higher service revenue, cost synergy delivery, and several settlements which are not expected to re-occur. The Adjusted EBITDAaL margin was 2.1* percentage points higher year-on-year at 43.2%.

We have now achieved our €425 million cost and capital expenditure synergy target for the integration of the Unitymedia assets acquisition, over two years ahead of plan. We see further opportunities for cost reduction including through the planned termination of our Transitional Service Agreements (TSAs) with Liberty Global.

We switched off our 3G network on 1 July 2021, with spectrum re-assigned to increase the capacity, speed and coverage of our 4G networks. Our 5G network is now available to more than 45 million people. We launched Europe's first 5G standalone network in April 2021. Standalone 5G enables higher speeds, enhanced reliability and ultra-low latency, in addition to using 20% less energy on customers' devices.

Italy: 11% of Group service revenue

	FY22 €m	FY21 €m	Reported change %	Organic change* %
Total revenue	5,022	5,014	0.2	
Service revenue	4,379	4,458	(1.8)	(1.8)
Other revenue	643	556		
Adjusted EBITDAaL	1,699	1,597	6.4	6.4
Adjusted EBITDAaL margin	33.8%	31.9%		

Total revenue was stable at €5.0 billion as lower service revenue was offset by higher equipment revenue.

On an organic basis, service revenue declined by 1.8%* (Q3: -1.3%*, Q4: -0.8%*) as good growth in Business digital services revenue, higher MVNO revenues, and higher roaming and visitor revenue was offset by continued price pressure, and a reduction in mobile termination rates.

Mobile service revenue declined by 3.2%* (Q3: -2.9%*, Q4: -3.1%*) reflecting greater competition in the value segment and a lower active prepaid customer base. This was partly offset by targeted pricing actions and the positive contribution from PostePay MVNO customer migrations onto our network, which completed in early August. The decline in mobile service revenue in Q4 FY22 was impacted by a reduction in mobile termination rates. Market mobile number portability volumes continued to improve versus prior year levels. Our second brand 'ho.' continued to grow, with 342,000 net additions, supported by our best-in-class net promoter score, and now has 2.8 million customers.

Fixed service revenue increased by 2.0%* (Q3: 3.1%*, Q4: 5.3%*) driven by broadband customer base growth in Consumer, as well as good demand for our Business digital services, such as cloud & security. The acceleration in fixed service revenue growth in Q4 FY22 was driven by new Business customer additions, supported by a strong share of EU recovery funding voucher customers, as well as our pricing actions. We added 73,000 fixed-wireless access customers during the period, which are included in our mobile customer base. We now have 3.1 million broadband customers, and 52.6% of our broadband base is converged. Our total Consumer converged customer base is 1.3 million, an increase of 163,000 during the period. Through our own next generation network and partnership with Open Fiber, our broadband services are now available to 9.0 million households. We also cover 3 million households with fixed-wireless access, offering speeds of up to 100Mbps.

Adjusted EBITDAaL increased by 6.4%*, reflecting a 6.6 percentage point benefit from a €105 million legal settlement, partially offset by lower service revenue. Excluding the impact of a legal settlement, Adjusted EBITDAaL was stable* year-on-year. The Adjusted EBITDAaL margin was 1.9* percentage points higher year-on-year at 33.8%.

27 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report Governance Financials Other information

UK: 13% of Group service revenue

	FY22 €m	FY21 €m	Reported change %	Organic change* %
Total revenue	6,589	6,151	7.1	
Service revenue	5,154	4,848	6.3	1.3
Other revenue	1,435	1,303		
Adjusted EBITDAaL[1]	1,395	1,367	2.0	3.3
Adjusted EBITDAaL margin	21.2%	22.2%		

Note:
1. When calculating organic growth for Adjusted EBITDAaL, the FY21 results are adjusted for Vantage Towers A.G. on a pro forma basis to be comparable to FY22.

Total revenue increased by 7.1% to €6.6 billion, due to higher service revenue and equipment revenue, and an appreciation of the pound sterling versus the euro.

On an organic basis, service revenue grew by 1.3%* (Q3: 0.9%*, Q4: 2.0%*), driven by Consumer segment growth, and supported by higher MVNO, roaming and visitor revenue. This was partially offset by a slowdown in Business, and a reduction in mobile termination rates.

Mobile service revenue grew by 2.8%* (Q3: 2.6%*, Q4: 5.9%*) driven by strong commercial momentum in Consumer, partially offset by the post-pandemic normalisation of Business connections. The increase in mobile service revenue growth rate in Q4 FY22 was partially due to higher wholesale MVNO revenue. During the year, we added 338,000 mobile contract customers, supported by our 'Vodafone EVO' proposition, which offers customers a combination of flexible contracts, trade-in options, and early upgrades. We also benefited from good iPhone demand and improved customer loyalty. Contract churn improved by 0.5 percentage points year-on-year to 12.5%. Our digital sub-brand 'VOXI' also continued to grow, with 104,000 customers added in the year. Our digital sales now account for 33% of total sales. We also announced an exclusive retail partnership with the Dixons Carphone Group, covering 300 stores and digital channels, with improved terms compared to our previous arrangement.

Fixed service revenue declined by 2.3%* (Q3: -3.3%*, Q4: -7.0%*), impacted by lower Business revenue, with a further slowdown in the segment in Q4 FY22. Our performance was also driven by the decision to end a large but unprofitable multinational contract, and a reseller entering into administration in the first half of the year. Our commercial momentum in Consumer remained strong, with good demand for our Vodafone 'Pro Broadband' product. With 139,000 broadband net additions during the year, we now have over one million customers, of which 527,000 are converged. In November 2021, we announced the expansion of our long-term strategic partnership agreement with CityFibre. In conjunction with our existing partnership with Openreach, our NGN broadband services are now available to 29.3 million households.

Adjusted EBITDAaL increased by 3.3%*, driven by growth in service revenue, and continued cost control. Our Adjusted EBITDAaL margin was 0.3* higher year-on-year at 21.2%.

Spain: 10% of Group service revenue

	FY22 €m	FY21 €m	Reported change %	Organic change* %
Total revenue	4,180	4,166	0.3	
Service revenue	3,714	3,788	(2.0)	(2.0)
Other revenue	466	378		
Adjusted EBITDAaL[1]	957	1,044	(8.3)	(1.1)
Adjusted EBITDAaL margin	22.9%	25.1%		

Note:
1. When calculating organic growth for Adjusted EBITDAaL, the FY21 results are adjusted for Vantage Towers A.G. on a pro forma basis to be comparable to FY22.

Total revenue was stable at €4.2 billion, as higher equipment revenue was offset by lower service revenue.

On an organic basis, service revenue declined by 2.0%* (Q3: -1.6%*, Q4 -5.1%*) as the impact of continued price competition in the value segment, and a reduction in mobile termination rates, were partially offset by higher roaming and visitor revenue. The quarterly slowdown in service revenue in Q4 was largely driven by a tougher prior year comparative, due to the full quarter impact of our more-for-more pricing actions in the prior year, and a reduction in mobile termination rates in FY22.

The market remained highly competitive in the Consumer value segment. In mobile, our contract customer base remained stable in the year, supported by strong public sector demand, and a gradual improvement in our commercial performance towards the end of the year, reflecting our continued focus on improving customer loyalty. Mobile contract churn increased by 0.5 percentage points year-on-year to 20.7% due to an exceptionally low churn in the prior year as a result of portability restrictions. Our second brand 'Lowi' added 310,000 customers during the period and now has a total customer base of 1.5 million.

Our broadband customer base declined by 164,000 as a result of higher competitive intensity in the Consumer value segment, and the temporary impact of our retail channel optimisation. Our TV customer base decreased by 88,000, impacted by continued competitive intensity. We have renewed our exclusive agreement with HBO Max, and through our partnerships with other content providers such as Disney, we have the most extensive library of movies and TV series in the market.

During the year, a digital toolkit platform for small and medium sized enterprises was launched by the Spanish government as part of the EU recovery funding initiatives. This scheme enables businesses to access fully subsidised digital services on a single platform. We have already received a significant number of registration requests from customers and will achieve an attractive Adjusted EBITDAaL margin on this incremental revenue. A second phase of this scheme is expected to launch in June 2022.

Adjusted EBITDAaL declined by 1.1%* and the Adjusted EBITDAaL margin was 0.3* percentage points lower year-on-year at 22.9%. The marginal decrease in Adjusted EBITDAaL reflects lower service revenue, largely offset by further efficiency savings.

During the year we announced a restructuring plan, mainly affecting owned retail stores, as part of our operational transformation. In November, we completed the optimisation of our retail footprint, with all branded stores now operating under a franchise model.

28 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Our financial performance (continued)

Other Europe: 13% of Group service revenue

	FY22 €m	FY21 €m	Reported change %	Organic change* %
Total revenue	5,653	5,549	1.9	
Service revenue	5,001	4,859	2.9	3.0
Other revenue	652	690		
Adjusted EBITDAaL[1]	1,606	1,760	(8.8)	1.4
Adjusted EBITDAaL margin	28.4%	31.7%		

Note:
1. When calculating organic growth for Adjusted EBITDAaL, the FY21 results are adjusted for Vantage Towers A.G. on a pro forma basis to be comparable to FY22.

Total revenue increased by 1.9% to €5.7 billion, primarily reflecting service revenue growth, also supported by the appreciation of local currencies versus the euro.

On an organic basis, service revenue increased by 3.0%* (Q3: 2.9%*, Q4: 2.7%*), with all markets other than Romania growing during the year. The growth in service revenue was supported by customer base growth, higher roaming and visitor revenue, partially offset by a reduction in mobile termination rates.

In Portugal, service revenue grew due to strong fixed line revenue growth, higher mobile ARPU, and roaming and visitor revenue growth. During the period, we added 161,000 mobile contract customers and 64,000 fixed broadband customers. In October, we announced that Vodafone Portugal had acquired 90MHz of 3,600MHz and 2x10MHz of 700MHz spectrum, with a 20-year licence through to 2041. The spectrum will enable us to significantly expand network capacity to meet growing demand for reliable, high-quality voice and data services.

In Ireland, service revenue increased, reflecting mobile contract customer growth, and higher roaming and visitor revenue, partially offset by a reduction in mobile termination rates. During the period, our mobile contract customer base increased by 77,000 and mobile contract customer loyalty rates improved, with churn reducing 1.5 percentage points year-on-year to 8.4%.

Service revenue in Greece increased, reflecting higher roaming and visitor revenue as international tourism grew year-on-year, partially offset by a reduction in mobile termination rates. During the year, we added 38,000 mobile contract customers and 145,000 prepaid customers.

Adjusted EBITDAaL increased by 1.4%*, supported by revenue growth and further efficiency savings, partially offset by the impact of a provision in Greece which is not expected to re-occur, and higher direct cost. The Adjusted EBITDAaL margin decreased by 0.2* percentage points and was 28.4%.

We continued to make progress on integrating the assets acquired from Liberty Global in Central and Eastern Europe and we have now delivered 60% of our cost and capital expenditure synergy target.

Vodacom: 12% of Group service revenue

	FY22 €m	FY21 €m	Reported change %	Organic change* %
Total revenue	5,993	5,181	15.7	
Service revenue	4,635	4,083	13.5	4.6
Other revenue	1,358	1,098		
Adjusted EBITDAaL	2,125	1,873	13.5	3.4
Adjusted EBITDAaL margin	35.5%	36.2%		

Total revenue increased by 15.7% to €6.0 billion and Adjusted EBITDAaL increased by 13.5%, primarily due to the strengthening of the local currencies versus the euro.

On an organic basis, Vodacom's total service revenue grew by 4.6%* (Q3: 4.4%*, Q4 3.1%*) with growth in both South Africa and Vodacom's international markets.

In South Africa, service revenue grew year-on-year, supported by sustained demand, incremental wholesale services, Business demand and financial services growth. We added 1.8 million mobile prepaid customers and 272,000 mobile contract customers, with the latter supported by our new more-for-more 'Vodafone Red' proposition introduced in June. Financial services revenue in South Africa increased by 12.4%* to €155 million, reflecting the expansion of our service offerings, and 69.4% of our mobile customer base now uses data services.

In October 2021, we launched our new 'VodaPay' super-app in South Africa, bringing consumer and business capabilities under one platform. The application enables customers to access financial, insurance and eCommerce services and supports businesses with additional resource planning and 'business-to-business' functionalities. We now have 1.6 million registered users on the platform, and over 2.2 million downloads of the application.

In March, we announced that Vodacom South Africa had acquired 2x10MHz of 700MHz, 1x80MHz of 2600MHz and 1x10MHz of 3500MHz spectrum, with a 20-year licence through to 2042. The spectrum will enable us to significantly expand network capacity and coverage, and help accelerate post-pandemic economic recovery and digital inclusion.

In Vodacom's international markets, service revenue increased during the year. Growth was supported by an increase in M-Pesa transaction volumes and data revenue. This benefit was partially offset by the introduction of mobile money levies in Tanzania, and a stronger prior year comparative in Mozambique and the DRC, reflecting the reinstatement of fees on person-to-person M-Pesa transfers in the prior year. M-Pesa transaction value increased by 10.9%, while M-Pesa revenue as a share of total service revenue increased by 2.0 percentage points to 22.7%, and 65.1% of our customer base is now using data services.

Vodacom's Adjusted EBITDAaL increased by 3.4%* supported by revenue growth, and positive operational leverage in Vodacom's international operations. This was partially offset by an increase in technology operating expenses in South Africa, as we invested in further improving the resilience of our network. The Adjusted EBITDAaL margin decreased by 1.0* percentage point and was 35.5%.

On 10 November 2021, Vodacom Group announced it had entered into an agreement to acquire Vodafone Egypt from Vodafone for a total consideration of €2.4 billion. The proposed acquisition presents a unique opportunity to advance Vodacom Group's strategic connectivity and financial services ambitions in one of Africa's premier telecom operators. Vodafone Egypt is a clear market leader that will diversify and accelerate Vodacom Group's growth profile. The transaction is expected to receive Egyptian regulatory approval in the near term.

Vodacom also announced that it had agreed to acquire a co-controlling 30% interest in the fibre assets currently owned by Community Investment Ventures Holdings (Pty) Limited ('CIVH'). CIVH owns Vumatel and Dark Fibre Africa, which are South Africa's largest open access fibre operators. Vodacom's investment and strategic support will further accelerate the growth trajectory of fibre roll-out in South Africa helping close the digital divide. The transaction is subject to regulatory approvals in South Africa.

Click or scan to watch Vodacom presentations:
vodacom.com/presentations

29 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Other Markets: 9% of Group service revenue

	FY22 €m	FY21 €m	Reported change %	Organic change* %
Total revenue	3,830	3,765	1.7	
Service revenue	3,420	3,312	3.3	19.4
Other revenue	410	453		
Adjusted EBITDAaL	1,335	1,228	8.7	23.0
Adjusted EBITDAaL margin	34.9%	32.6%		

Total revenue increased by 1.7% to €3.8 billion, as higher service revenue was partially offset by the depreciation of local currencies versus the euro.

On an organic basis, service revenue increased by 19.4%* (Q3: 19.8%*, Q4: 19.8%*) as a result of higher customer base and ARPU growth across our markets.

Service revenue in Turkey accelerated as a result of mobile customer base and ARPU growth, with ongoing repricing actions to reflect increasing inflation in a difficult macroeconomic environment. Mobile contract customer additions were 1.3 million including migrations from prepaid customers. We also added 120,000 broadband customers during the year. Mobile contract churn improved by 3.9 percentage points year-on-year to 15.4%.

We expect Turkey to be designated as a hyper-inflationary economy under IFRS during the first quarter of FY23, in which case Vodafone Turkey's results will be presented on a revised basis. See note 1 of the condensed consolidated financial statements for further information.

Service revenue in Egypt grew ahead of inflation, supported by customer base growth and increased data usage. During the year, we added 237,000 mobile contract customers and 877,000 prepaid mobile customers.

Adjusted EBITDAaL increased by 23.0%* and the Adjusted EBITDAaL margin increased by 1.1* percentage points, despite the inflationary pressure on our cost base due to worsening macroeconomic conditions. The Adjusted EBITDAaL margin was 34.9%.

Vantage Towers: Delivering on our plan

	FY22 €m	FY21[1] €m	Reported change %	Organic change* %
Total revenue	1,252	–	–	
Service revenue	–	–	–	–
Other revenue	1,252	–		
Adjusted EBITDAaL	619	–	–	–
Adjusted EBITDAaL margin	49.4%	–		

Note:
1. Vantage Towers is a new reporting segment for the year ended 31 March 2022 and hence no comparative information is presented. See page 24 for more information.

Total revenue increased to €1.3 billion, with 1,700 new tenancies added during the year, bringing the tenancy ratio to 1.44x. Vantage Towers concluded a number of new partnership agreements during the year, including an agreement with 1&1 in December 2021 for the provision of passive tower infrastructure access to at least 3,800 sites throughout Germany by the end of 2025, and potentially up to 5,000 sites, for the next 20 years, with an option to extend until 2060. Vantage Towers reported its results on 16 May 2022.

Further information on Vantage Towers can be accessed at: **vantagetowers.com**

Associates and joint ventures

	FY22 €m	FY21 €m
VodafoneZiggo Group Holding B.V.	(19)	(232)
Safaricom Limited	217	217
Indus Towers Limited	–	274
Other	13	83
Share of results of equity accounted associates and joint ventures	**211**	**342**

VodafoneZiggo Joint Venture (Netherlands)

The results of VodafoneZiggo, in which Vodafone owns a 50% stake, are reported here under US GAAP, which is broadly consistent with Vodafone's IFRS basis of reporting.

Total revenue grew by 1.4% to €4.1 billion, primarily driven by mobile contract customer base and ARPU growth, supported by higher roaming and visitor revenue. This was partially offset by a slowdown in Consumer fixed revenue growth in the second half of FY22.

During the year, VodafoneZiggo added 196,000 mobile contract customers, supported by its best-in-class net promoter score, mainly driven by higher Consumer demand. Strong Business fixed performance was due to an increase in the customer base, as well as higher demand for unified communications. The number of converged households increased by 25,000, with 45% of broadband customers now converged, delivering significant NPS and customer loyalty benefits. VodafoneZiggo now offers 1 gigabit speeds to 5.8 million homes and is on track to provide nationwide coverage in 2022.

During the year, Vodafone received €350 million in dividends from the joint venture, as well as €49 million in interest payments. The joint venture also drew down an additional loan from shareholders to fund an instalment arising from spectrum licences acquired in July 2020, with Vodafone's share being €104 million.

Safaricom Associate (Kenya)

Safaricom service revenue grew to €2.2 billion due to Business fixed demand, and a recovery in M-Pesa revenue as transaction volumes increased and peer-to-peer transaction fees normalised.

Indus Towers Associate (India)

The Group's interest in Indus Towers has been provided as security against certain bank borrowings secured against Indian assets and partly to the pledges provided to the new Indus Towers entity ('Indus') under the terms of the merger between erstwhile Indus Towers and Bharti Infratel. Indus has been classified as held for sale in the condensed consolidated statement of financial position since 31 March 2021 and the Group's share of Indus' results is not reflected in the Group's consolidated income statement for the year ended 31 March 2022.

Vodafone Idea Limited Joint Venture (India)

See note 29 'Contingent liabilities and legal proceedings' in the consolidated financial statements for further information.

TPG Telecom Limited Joint Venture (Australia)

In July 2020, Vodafone Hutchison Australia Pty Limited ('VHA') and TPG Telecom Limited ('TPG') completed their merger to establish a fully integrated telecommunications operator in Australia. The merged entity was admitted to the Australian Securities Exchange ('ASX') on 30 June 2020 and is known as TPG Telecom Limited. Vodafone and Hutchison Telecommunications (Australia) Limited each own an economic interest of 25.05% in the merged unit.

30 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report Governance Financials Other information

Our financial performance (continued)

Net financing costs

	FY22 €m	FY21 €m	Reported change %
Investment income	254	330	
Financing costs	(1,964)	(1,027)	
Net financing costs	**(1,710)**	**(697)**	(145.3)
Adjustments for:			
Mark-to-market gains	(256)	(1,091)	
Foreign exchange losses	284	23	
Adjusted net financing costs[1]	**(1,682)**	**(1,765)**	4.7

Note:
1. Adjusted net financing costs is a non-GAAP measure. Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses.

Net financing costs increased by €1,013 million, primarily due to lower mark-to-market gains on options held relating to the Group's mandatory convertible bonds and increased foreign exchange losses on intercompany funding arrangements. Adjusted net financing costs remained broadly stable year-on-year, reflecting consistent average borrowing balances and weighted average borrowing costs for both periods.

Taxation

	FY22 %	FY21 %	Change pps
Effective tax rate	**33.6%**	**87.8%**	(54.2)

The Group's effective tax rate for the year ended 31 March 2022 was 33.6%. The effective tax rate includes a €1,468 million charge (2021: €2,128 million*) for the utilisation of losses in Luxembourg which arises from an increase in the valuation of investments based upon local GAAP financial statements and tax returns. The current year charge was principally driven by increases in the value of our listed investments. The effective tax rate also includes €327 million (2021: €320 million) relating to the use of losses in Luxembourg and a credit of €699 million relating to the recognition of a deferred tax asset in Luxembourg because of higher interest rates increasing our forecasts of future profits. The year ended 31 March 2021 included a charge of €699 million* relating to the de-recognition of a deferred tax asset in Luxembourg. These items change the total losses we have available for future use against our profits in Luxembourg and neither item affects the amount of tax we pay in other countries.

The effective tax rate also includes an increase in our deferred tax assets in the UK of €593 million (2021: €nil) following the increase in the corporate tax rate to 25% and €273 million (2021: €nil) following the revaluation of assets for tax purposes in Italy.

Earnings per share

	FY22 eurocents	FY21 eurocents	Reported change eurocents
Basic earnings per share	**7.20c**	**0.38c**	6.82c

Basic earnings per share was 7.20 eurocents, compared to 0.38 eurocents for the year ended 31 March 2021.

Consolidated statement of financial position

The consolidated statement of financial position is set out on page 130. Details on the major movements of both our assets and liabilities in the year are set out below.

Assets

Goodwill and other intangible assets decreased by €0.3 billion between 31 March 2021 and 31 March 2022 to €53.2 billion. This primarily reflects the amortisation of computer software and licence and spectrum fees, partially offset by additions in the year.

Property, plant and equipment decreased by €0.4 billion between 31 March 2021 and 31 March 2022 to €40.8 billion. This reflects a net decrease in the carrying value of leased assets by €0.6 billion, partially offset by an increase in the carrying value of owned assets.

Other non-current assets decreased by €0.6 billion between 31 March 2021 and 31 March 2022 to €31.4 billion, primarily due to a €2.5 billion decrease in deferred tax assets offset by a €1.6 billion increase in trade and other receivables which is largely due to the movement in the fair value of derivative financial instruments by €1.3 billion. The decrease in deferred tax assets comprises a €1.5 billion decrease stemming from a restructuring in Germany where €1.5 billion is now offset with deferred tax liabilities and a further €1.1 billion decrease relates to the use of deferred tax assets on losses in Luxembourg.

Assets held for sale at 31 March 2021 and 31 March 2022 comprise the Group's interest in Indus Towers Limited.

Current assets increased by €0.6 billion between 31 March 2021 and 31 March 2022 to €27.6 billion, primarily due to an increase of €1.7 billion in cash and cash equivalents, a €0.2 billion increase in inventory, offset by a €1.2 billion decrease in other investments. The decrease in other investments primarily reflects a decrease of €2.4 billion in collateral assets, offset by an increase of €0.8 billion in short-term investments and €0.4 billion in other items.

Total equity and liabilities

Total equity decreased by €0.8 billion between 31 March 2021 and 31 March 2022 to €57.0 billion, due to comprehensive income for the period of €5.0 billion, share-based payments of €0.1 billion, an increase of €0.2 billion arising from transactions with non-controlling interests in subsidiaries, offset by €3.0 billion of dividends paid to the Group's shareholders and the purchase of treasury shares of €3.1 billion.

Non-current liabilities decreased by €5.2 billion between 31 March 2021 and 31 March 2022 to €63.3 billion, primarily due to a €2.4 billion decrease in trade and other payables largely due to the movement in the fair value of derivative financial instruments, a €1.6 billion decrease in deferred tax liabilities primarily relating to the German restructuring where deferred tax liabilities of €1.5 billion can now be offset against deferred tax assets, as set out above, a €1.1 billion decrease in borrowings and a €0.2 billion decrease in post employment benefits.

Current liabilities increased by €4.9 billion between 31 March 2021 and 31 March 2022 to €33.6 billion, primarily due to a €3.5 billion increase in borrowings, a €1.6 billion increase in trade and other payables, offset by a €0.2 billion decrease in provisions. The increase in trade and other payables reflects an increase of €1.3 billion in accruals which includes €1.4 billion (FY21: €0.3 billion) payable in relation to the irrevocable and non-discretionary share buyback programme, an increase of €0.6 billion in trade payables and a decrease of €0.3 billion in other payables.

Inflation

Inflation did not have a significant effect on the Group's consolidated results of operations and financial condition during the year ended 31 March 2022.

Note:
* During the year ended 31 March 2022, we revised the calculation of certain impairment reversals recognised by our Luxembourg holding companies for the year ended 31 March 2021; this had no impact on the amount of deferred tax assets recognised at that date but has changed the amount of our unrecognised deferred tax assets by €0.7 billion (unrecognised losses of €2.8 billion).

31 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report Governance Financials Other information

Cash flow and funding

Analysis of cash flow

	FY22 €m	FY21 €m	Reported change %
Inflow from operating activities	18,081	17,215	5.0
Outflow from investing activities	(6,868)	(9,262)	25.8
Outflow from financing activities	(9,706)	(15,196)	36.1
Net cash inflow/(outflow)	**1,507**	**(7,243)**	120.8
Cash and cash equivalents at beginning of the financial year	5,790	13,288	
Exchange gain/(loss) on cash and cash equivalents	74	(255)	
Cash and cash equivalents at end of the financial year[1]	**7,371**	**5,790**	

Note:

1. Net of bank overdrafts of €125 million (FY21: 31 million).

Cash inflow from operating activities increased by 5.0% to €18,081 million, primarily due to higher operating profit.

Outflow from investing activities decreased by 25.8%, or €2,394 million, to €6,868 million, primarily due to a decrease of €2,409 million (2021: €1,993 million increase) in collateral assets held against derivative liabilities, partially offset by purchases of other short-term investments (being managed funds, bonds and debt securities), and property, plant and equipment.

Outflows from financing activities decreased by 36.1%, or €5,490 million, to €9,706 million, driven by an increase of €1,952 million (2021: €4,330 million decrease) in collateral liabilities held against derivative assets and lower borrowing repayments compared to the previous year, partially offset by the purchase of treasury shares of €2,087 million in the current year. In the prior year, inflows from transactions with non-controlling shareholders, mostly from the Vantage Towers public offering, were partially offset by payments to purchase shares from KDG minorities.

Borrowings and cash position

	FY22 €m	FY21 €m	Reported change %
Non-current borrowings	(58,131)	(59,272)	
Current borrowings	(11,961)	(8,488)	
Borrowings	**(70,092)**	**(67,760)**	
Cash and cash equivalents	7,496	5,821	
Borrowings less cash and cash equivalents	**(62,596)**	**(61,939)**	(1.1)

Borrowings principally includes bonds of €48,031 million (FY21: €46,885 million) and lease liabilities of €12,539 million (FY21: €13,032 million).

The increase in borrowings of €2,332 million is principally driven by an increase of €1,952 million on derivative collateral positions, which impacts both cash and short-term borrowings.

The Group prepares liquidity forecasts as part of its activities to ensure that it has access to adequate cash and cash equivalents throughout the forecast periods. Further detail is provided in the Going Concern section of the Directors' report on page 118.

Strategic report Governance Financials Other information 32 Vodafone Group Plc  Annual Report on Form 20-F 2022 Prior year operating results Our operating performance for the financial year ended 31 March 2021 compared to the financial year ended 31 March 2020 can be found on pages 23 to 31 of our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on 23 June 2021. Section 219 SEC filings of interest Vodafone Group Plc (‘Vodafone’) does not have any subsidiaries, other equity investments, assets, facilities or employees located in Iran, and Vodafone has made no capital investment in Iran. To the best of its knowledge, no U.S. persons, including any U.S. affiliates of Vodafone, are involved in the activities described below. Except as specified below, to the best of Vodafone’s knowledge, neither it, its subsidiaries, nor its affiliates have engaged in any conduct needing to be disclosed under Section 13(r) of the Securities Exchange Act of 1934. Vodafone has wholesale roaming and interconnect arrangements (including voice and data) with mobile and fixed line operators in Iran. Vodafone has, or has had, relationships with telecommunications operators in Iran in connection with such roaming and interconnect arrangements, some of which it believes are or may be government- controlled entities. Approximate gross revenue and costs attributable to the roaming and interconnect arrangements were €1,039,000 and €998,000, respectively, for the financial year ended 31 March 2022. During the financial year ended 31 March 2022, Vodafone provided telecommunications services to six Iranian national embassies and two consular officials located globally and three Iranian majority- government-owned or controlled entities in Germany and one in Italy. The approximate gross revenue attributable to these relationships during the financial year was €17,421. In addition, a wholly owned Vodafone subsidiary based in Germany provided basic telecommunications services to Irisl Europe Gmbh (an entity blocked pursuant to Executive Order 13382), generating revenue of approximately €1,127 during the financial year. During the financial year ended 31 March 2022, Vodafone Global Network Limited (‘VGN’) continued to be a member of a consortium made up of the Telecommunication Infrastructure Company of Iran (‘TIC’) (an entity controlled by the government of Iran), Rostelecom and Omantel, that has built a high-speed cable network from a landing point in Oman to Germany. Each member of the consortium is responsible for funding, building and maintaining its section of the cable, with VGN owning and being responsible for the segment from the Ukrainian border with Russia to Frankfurt, Germany. No consortium transactions or purchase of capacity took place during the financial year ended 31 March 2022 for which Vodafone was due any revenues. Netting arrangements are in place for the settlement of any such transactions which arise. Vodafone, through one of its subsidiaries, also makes insignificant payments to Iran in order to register and renew certain domain names and certain trademarks, and to protect its brand globally. Payments are made by the Dr Laghaee Law Firm in Tehran to The Domain Registry at the Institute for Studies in Theoretical Physics Mathematics organisation, which is the domain name registry and therefore the ultimate beneficiary  The costs of registering and renewing domain names for the financial year ended 31 March 2022 were approximately €2,786 paid via the law firm Al Tamimi & Company. Vodafone continues to maintain Iranian trademarks in Iran. Fees of €1,078 were due to the Iranian trademarks office during the financial year ended 31 March 2022. Our financial performance (continued)

33 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Share buybacks

In March 2021, Vodafone started a series of irrevocable and non-discretionary share buyback programmes, announced on 19 March 2021, 19 May 2021, 23 July 2021 and 17 November 2021 (the 'programmes'). The sole purpose of the programmes was to reduce the issued share capital of Vodafone to offset the increase in the issued share capital as a result of the maturing of the first tranche of the mandatory convertible bond ('MCB') in March 2021. On 9 March 2022, Vodafone announced the commencement of a new irrevocable and non-discretionary share buyback programme, the sole purpose being to reduce the issued share capital of Vodafone to partially offset the increase in the issued share capital as a result of the maturing of the second tranche of the MCB in March 2022.

In order to satisfy the first tranche of the MCB, 1,426.8 million shares were reissued from treasury shares in March 2021 at a conversion price of £1.2055. This reflected the conversion price at issue (£1.3505) adjusted for the pound sterling equivalent of aggregate dividends paid in August 2019, February 2020, August 2020 and February 2021. In order to satisfy the second tranche of the MCB, 1,518.6 million shares were reissued from treasury shares in March 2022 at a conversion price of £1.326. This reflected the conversion price at issue (£1.3505) adjusted for the pound sterling equivalent of aggregate dividends paid in August 2019, February 2020, August 2020, February 2021, August 2021 and February 2022.

The current programme started on 17 March 2022 and is due to complete on 15 November 2022. Details of the shares purchased under the programmes, including those purchased under irrevocable instructions, are shown below.

Date of share purchase	Number of shares purchased[1] 000s	Average price paid for shares inclusive of transaction costs Pence	Total number of shares purchased under publicly announced share buyback programmes[2] 000s	Maximum number of shares that may yet be purchased under the programmes[3,4] 000s
March 2021	52,682	134.60	52,682	204,141
April 2021	131,704	135.34	184,386	72,437
May 2021	118,095	135.71	302,481	222,580
June 2021	125,558	128.59	428,039	97,022
July 2021	125,558	118.35	553,597	439,452
August 2021	119,851	120.78	673,448	319,601
September 2021	125,558	118.04	799,006	194,043
October 2021	119,851	111.94	918,857	74,192
November 2021	125,548	113.18	1,044,405	382,307
December 2021	116,983	112.93	1,161,388	265,324
January 2022	116,966	120.70	1,278,354	148,358
February 2022	114,122	136.33	1,392,476	34,236
March 2022	101,056	126.41	1,493,532	953,699
April 2022	115,416	128.71	1,608,948	838,283
May 2022	127,565	123.84	1,736,513	710,718
June 2022 (to 9 June)	30,373	126.46	1,766,886	680,345
Total[5]	**1,766,886**	**123.63**	**1,766,886**	**680,345**

Notes:
1. The nominal value of shares purchased is $20\frac{20}{21}$ US cents each.
2. No shares were purchased outside the publicly announced share buyback programmes.
3. In accordance with shareholder authority granted at the 2021 Annual General Meeting.
4. The total shares repurchased under each programme were 256,822,895 shares completed on 18 May 2021, 268,237,246 shares completed on 23 July 2021, 467,988,432 shares completed on 17 November 2021, and 433,662,325 shares completed on 8 March 2022.
5. The total number of shares purchased represented 6.3% of our issued share capital, excluding treasury shares, at 9 June 2022.

Dividends

The Board is recommending total dividends per share of 9.0 eurocents for the year. This includes a final dividend of 4.5 eurocents which compares to 4.5 eurocents in the prior year.

This year's report contains the Strategic Report on pages 1 to 67, which includes an analysis of our performance and position, a review of the business during the year, and outlines the principal risks and uncertainties we face. The Strategic Report was approved by the Board and signed on its behalf by the Chief Executive and Chief Financial Officer.

/s/ Nick Read

Nick Read
Chief Executive

16 June 2022

/s/ Margherita Della Valle

Margherita Della Valle
Chief Financial Officer

16 June 2022

34 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Purpose, sustainability and responsible business

We connect for a better future

Our approach to ESG

Our approach to ESG (Environmental, Social and Governance topics) is an integral part of our purpose and strategy to be a new generation connectivity and digital services provider for Europe and Africa, enabling an inclusive and sustainable digital society.

Below we have set out the main elements through which our approach to ESG is delivered. Our strategy helps to deliver our targets across three purpose pillars: Inclusion for All, Planet, and Digital Society and ensures Vodafone acts responsibly and ethically, wherever we operate. We are also committed to supporting the delivery of the UN Sustainable Development Goals ('SDGs').

Our purpose pillars

Inclusion for All

Ensuring everyone has access to the benefits of a digital society.

Access for all
Finding new ways to roll-out our network to rural locations in our markets.

Propositions for equality
Providing relevant products and services to address societal challenges such as gender equality and financial inclusion.

Workplace equality
Developing a diverse and inclusive global workforce that reflects the customers and societies we serve.

Read more on pages 36-40

Planet

Reducing our environmental impact and helping society decarbonise.

Climate change
Working to reduce our environmental impact to reach net zero emissions across our full value chain by 2040.

Carbon enablement
Helping our customers reduce their own carbon emissions by 350 million tonnes by 2030.

E-waste
Driving action to reduce device waste and progressing against our target to reuse, resell or recycle 100% of our network waste.

Read more on pages 41-44

Digital Society

Connecting people and things and digitalising critical sectors.

Digitalising business
Providing products and services to support business, particularly SMEs.

Digitalising agriculture
Supporting the digitalisation of agriculture with specific products and services.

Revolutionising healthcare
Using our products, services and technology to support the digitalisation of healthcare.

Read more on pages 44-45

Social contract: Activation and acceleration of our purpose initiatives

Our approach is underpinned by responsible business practices

Protecting data

Customers trust us with their data and maintaining this trust is critical.

Data privacy
We want to respect the privacy preferences of our customers and help improve society through the responsible use of data.

Cyber security
As a provider of critical national infrastructure and connectivity that is relied upon by millions of customers, we prioritise cyber and information security across everything that we do.

Read more on pages 47-51

Protecting people

Health and safety
Creating a safe working environment for everyone working for and on behalf of Vodafone.

Mobiles, masts and health
Operating our networks within national regulations.

Human rights
Contributing to the protection and promotion of human rights and freedoms.

Responsible supply chain
Managing relationships with our direct suppliers, and evaluating their commitments to diversity, inclusion and the environment.

Read more on pages 52-53

Business integrity

We are committed to ensuring that our business operates ethically, lawfully and with integrity wherever we operate.

Tax and economic contribution
As a major investor, taxpayer and employer, we make a significant contribution to the economies of the countries in which we operate.

Anti-bribery and corruption
We have a policy of zero tolerance towards bribery or corruption. Our policy provides guidance on what constitutes a bribe and prohibits giving or receiving any excessive or improper gifts and hospitality.

Read more on page 56

Essential to our approach is transparency and measurement

Learn more about how we help improve digital inclusion: **investors.vodafone.com/videos**

Learn more about our net zero goal: **investors.vodafone.com/videos**

Learn more about our approach to data privacy: **investors.vodafone.com/videos**

Learn more about our approach to cyber security: **investors.vodafone.com/videos**

Learn more about our human rights approach: **investors.vodafone.com/videos**

Learn more about our approach to tax: **investors.vodafone.com/videos**

35 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Our targets and achievements

Over the last year we have made progress against many of our key purpose targets. We also established a new Board Committee to provide oversight of our ESG programme.

100%
renewable electricity in European markets
✓Target achieved from July 2021, four years ahead of our original 2025 target.

Read more on pages 42-43

23%
reduction in Scope 1 and 2 emissions
By 2030 we aim to fully abate all carbon emissions from Scope 1 and 2 activities and halve our Scope 3 emissions.

Read more on pages 42-43

32%
women in management and senior leadership roles
We aim to have 40% women in management roles by 2030.

Read more on page 39

21.6
million additional female customers (Africa and Turkey) since 2016
✓Target achieved, four years ahead of our original target.

Read more on page 37

52.4
million M-Pesa customers
✓Target achieved four years ahead of our original target.
This year we set a new target, aiming to connect 75 million customers to financial services by 2026.

Read more on pages 37-38

3.6m
V-Hub users
We aim to support seven million users to digitalise using V-Hub by 2025.

Read more on page 44

2.9m
smallholder farmers
registered on our Connected Farmer platform, supporting them to digitalise.

Read more on page 45

Materiality

We have conducted a materiality assessment to identify the material and emerging ESG issues relevant to our business, our stakeholders and the societies in which we operate.

Click to read our materiality matrix – **vodafone.com/sustainable-business**

Reporting frameworks

Vodafone reports against a number of voluntary reporting frameworks to help stakeholders understand our sustainable business performance.

GRI The Global Reporting Initiative ('GRI') is the most widely accepted global standard for sustainability reporting. The GRI Standards allow companies to report their material impacts for a range of economic, environmental and social issues. Our 2022 disclosure is included in our 2022 ESG Addendum.

Click to download our ESG Addendum: **investors.vodafone.com/esgaddendum**

SASB Due to increasing demand for sustainability information that is comparable, consistent and financially material, we have published disclosures in accordance with the Sustainability Accounting Standards Board's ('SASB') Standards.

Click to read our SASB disclosures: **investors.vodafone.com/sasb**

UNGC Vodafone is a participant in the United Nations Global Compact ('UNGC'). As part of this, Vodafone supports the Ten Principles of the United Nations Global Compact on human rights, labour, environment and anti-corruption. Our 2022 Communication on Progress can be found in our 2022 ESG Addendum.

CDP Vodafone participates in the CDP's annual climate change questionnaire.

Click to read our CDP response: **vodafone.com/sustainbility-reports**

Governance

The Executive Committee has overall accountability to the Board for our sustainable business strategy and regularly reviews progress. In addition, each pillar of our purpose has an executive-level sponsor. The ESG Committee held its first two meetings this year and the Board now benefits from dedicated oversight of our ESG programme. We also continue to include ESG measures in the long-term incentive plan for our senior leaders.

ESG governance structure

The role of the ESG Committee is to provide oversight of our ESG programme, sustainability and responsible business practices as well as our contribution to the societies we operate in under our social contract.


Board
ESG Committee
Executive Committee
Purpose and Reputation Steering Committee
Planet
Executive-level sponsor: Joakim Reiter
Inclusion for All
Executive-level sponsor: Serpil Timuray
Digital Society
Executive-level sponsor: Vinod Kumar

Read more about the Board's oversight of material ESG topics on page 89

Read more about the governance underpinning our responsible business practices on pages 47-57

Strategic report Governance Financials Other information 36 Vodafone Group Plc  Annual Report on Form 20-F 2022 Our purpose Our purpose is to connect for a better future by using technology to improve lives and enable inclusive and sustainable digital societies. We achieve this by focusing on three pillars: Inclusion for All, Planet and Digital Society, which serve as the framework for everything we do at Vodafone. Our purpose is underpinned by our responsible business practices: protecting data, protecting people and business integrity. Our three purpose pillars are focused on integrating environmental and social considerations into our business strategy and priorities. To further embed this approach, this year we established a new ESG Committee as a formal committee of the Board. This will provide strategic support for our ESG ambitions, and ensure effective oversight of our ESG strategy. Read more on our ESG Committee on page 89 The role of business in society is changing, accelerated by the COVID-19 pandemic. Recognising this, we continue to evolve our social contract, which is the partnership we wish to develop with governments, policy makers and civil society. We use the social contract to understand what matters the most to the societies and economies we work in, and activate our purpose around these. This year we transitioned our social contract focus to ‘BuildBackBetter’ by deploying initiatives to address societal challenges created by the pandemic. For example, aligned to the EU’s focus on a green recovery from COVID-19, we accelerated the delivery of our target on renewables, and achieved 100% renewable electricity use in Europe from July 2021, four years ahead of our 2025 target date. Our response to the war in Ukraine In response to the war in Ukraine, we have been offering support to our customers and communities. The humanitarian part of our comprehensive response is coordinated through the Vodafone Foundation, in line with our policy for all charitable activities to be led and funnelled by our Foundations. The situation is fast evolving at the time of writing, but we have donated over €3 million in contributions and services in-kind in response, including: – Free roaming, calls and texts in our European markets for Vodafone Ukraine’s customers who have left Ukraine (we have a partner market agreement with Vodafone Ukraine); – Free calls and text messages to Ukraine; – Offering fast-track employment opportunities for those displaced by the crisis (Ukrainians, or other nationals, who have fled the country to find safety); – Vodafone Group Foundation has donated €500,000 from its Humanitarian Fund to UNHCR and local Vodafone Foundations in Czech Republic, Romania and Hungary; and – Vodafone employee volunteers travelled to Romania and Hungary to help install free-to-use instant WiFi and charging points for mobile phones to help refugees crossing the border. Further to these voluntary measures, on 8 April 2022 Vodafone signed a joint statement with other telecom operators in the EU, with the aim of establishing a coordinated approach to ensuring connectivity to refugees from Ukraine. In particular, Vodafone has committed to continuing to implement voluntary measures, namely to maintain lower wholesale charges for roaming and termination rates. The following sections provide an overview of our purpose pillars and targets, as well as the achievements over the past year. Purpose Our Inclusion for All strategy seeks to ensure no one is left behind. It focuses on access to connectivity, digital skills and creating relevant products and services, such as access to education, healthcare and finance. We are also committed to developing a diverse and inclusive global workforce that reflects the customers and societies we serve. With more than 4.9 billion1 people now online, the internet has become a vital part of our lives by enabling us to keep in touch and access government services, health information, banking and entertainment. However, 2.9 billion people remain offline1, 96% of whom live in developing countries. We operate in four countries2 that are designated by the United Nations as Least Developed Countries (‘LDCs’) where just 27%1 of people are online, and the challenges facing the unconnected are even more pronounced. Our Inclusion for All strategy focuses on overcoming the five key barriers that create the digital divide – coverage, access to devices, affordability, digital skills, and creating relevant products and services for those most at risk of being unconnected, such as the elderly and women. This year we have made significant progress across a number of areas, increasing coverage, supporting customers to afford 4G devices, and developing new services that help customers unlock more opportunities. We have also pushed ourselves to set new targets and create new partnerships across a number of inclusion areas, for example setting a new financial inclusion target this year. Closing the digital divide Connecting everyone to digital services, particularly across Africa, is a significant challenge. Fixed and mobile services are increasing globally, with 4G networks reaching 88%3 of the world’s population. We recognise that internet access is transformational, empowering people to meaningfully contribute and connect, and so we must continue to upgrade and expand our networks to achieve meaningful connectivity. Expanding coverage to rural networks remains a focus for us with 25%4 of the EU population and 59%4 of the population in Sub-Saharan Africa living in rural areas. Expansion of rural networks can often be more challenging and have a lower return on investment due to lower population densities. New approaches, partnerships and a blend of technologies will help us to overcome some of these barriers and help deliver universal coverage. We have also continued to work with our partners AST & Science LLC to develop the first space-based mobile network to connect directly to consumer 4G and 5G smartphones without the need for specialised hardware. This partnership aims to provide mobile coverage in the Democratic Republic of the Congo, Ghana, Mozambique, Kenya and Tanzania. The AST mobile network will ultimately reach an estimated 1.6 billion people across 49 countries. In Europe we are working to raise investment to boost high-speed connectivity in rural areas, creating Smart Villages and Cities that support businesses, citizens and the environment. We are also increasing investment in rural areas, helping farmers and other rural small businesses overcome barriers to connectivity. Inclusion for All Notes: 1. ITU, 2022. 2. Markets designated as LDC’s – DRC, Mozambique, Lesotho and Tanzania. 3. ITU, 2021. 4. World Bank, 2020..

37 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

The digital divide goes beyond just being connected and unconnected. 4G is now available to more than half of Africa's population, but accounts for just 15% of connections, on average, compared to 57% globally. There are strong economic benefits from increased 4G connectivity. Research from the World Bank shows that it can reduce the number of households in extreme poverty by 4.3 percentage points, mainly due to increases in labour force participation, particularly among women[1]. Furthermore, expanding mobile broadband penetration across Africa by 10% could boost GDP per capita by 2.5%[2].

There are many barriers preventing the use of 4G, including lack of awareness, digital skills, and the prohibitive upfront cost of smartphones. We know that the vast majority of those offline, 2.5 billion of the 2.9 billion unconnected, live within mobile broadband coverage. Given that smartphones are increasingly the main gateway to digital services, lowering the cost of devices is key to addressing the digital divide. We run a number of programmes designed to reduce the cost of a smartphone, from applying subsidies, to offering financing to customers to shift from 2G to 4G handsets.

Last year in partnership with Google, Safaricom launched a device-financing initiative called Lipa Mdogo Mdogo (Pay Little by Little). Lipa Mdogo Mdogo offers a flexible payment plan with an 85% reduction in the upfront cost (a customer pays 500Kshs upfront) and an affordable daily fee of 20Kshs. So far, 600,000 4G devices have been connected through the Lipa Mdogo Mdogo initiative.

This year, in his role as commissioner to the UN Broadband Commission for Sustainable Development, our Chief Executive, Nick Read, chaired a new working group to forge multi-stakeholder action to connect 3.4 billion people with smartphones by 2030.

In order to drive digital inclusion to the hardest-to-connect communities, we also announced in March 2022 that Vodafone will invest US$190 million over the next five years to increase our 4G population coverage to an additional 80 million people in Sub-Saharan Africa[3]. This means that we have committed to increase our 4G population coverage from 54% (higher than the African average of 49%) to approximately 85% across six Sub-Saharan African countries. This targeted intervention includes four of the least developed counties ('LDCs') – Mozambique, Tanzania, Lesotho and the Democratic Republic of the Congo – and will help to close a particular gap in internet usage between urban communities and rural communities. This pledge was made as part of the ITU Partner2Connect digital coalition and we will continue to develop other partnerships to help us achieve this goal.

FY22 network deployment

	4G sites deployed (000s)	4G population coverage
Europe[1]	131.2	98.2%
Africa[2]	29.5	64.8%
Group[1,2]	160.7	81.6%

Notes:
1. Excluding Vodafone Ziggo and including Turkey.
2. Excluding Safaricom.

Read more on our approach to closing the digital divide through partnerships here: **vodafone.com/closing-the-digital-divide-through-partnership**

Scan or click to watch a video summarising how our products and services help close the digital divide: **investors.vodafone.com/videos**

Addressing the digital gender gap

Goal: To connect an additional 20 million women living in Africa and Turkey to mobile by 2025

Despite efforts to close the gender digital divide, the majority of those still unconnected are women. The latest data from the GSMA[4] indicates progress to close this gender gap has stalled. Research indicates that women who have access to mobile internet via a smartphone have 9% higher levels of wellbeing than women who have access via a basic or feature phone[5]. However, across low and middle-income countries women are 18% less likely than men to own a smartphone and 16% less likely to use mobile internet[5].

Key barriers preventing women in emerging markets from using the internet include relevance of services, cost and adequate digital skills. We focus on the first, relevance of services, as a strategy to increase women's access. For example, in many African markets gaining access to quality health information and antenatal care can be very difficult. Information delivered by mobile can help to bridge some of the gaps in crucial, basic information. Responding to this, our Mum & Baby service continues to grow, giving customers free access to maternal, neonatal and child health information in South Africa and DRC. The service has over 2.1 million registered users in South Africa, helping parents and caregivers to take positive actions to improve their children's health.

In part thanks, to services such as Mum & Baby, since 2016 we estimate we have connected to our network an additional 21.6 million female customers in Africa and Turkey. The increase of women in our customer base also makes good business sense; women have a higher Net Promoter Score (+4 percentage points compared to men).

Female customers (million)

	2016 (baseline)	FY21	FY22
Africa[1]	38.1	52.9	58.3
Turkey	7.2	8.4	8.6
Total[1]	45.3	61.3	67.0

Note:
1. Including Safaricom.

Building platforms for financial inclusion

Goal: To connect 50 million people and their families to mobile money services by 2025

Two billion people remain unbanked globally[4]. Digital services are key to helping people access safe, secure financial services. Without the ability to transfer money, people are limited in their ability to save, access loans, start a business and even be paid.

Together with Safaricom, we developed the first mobile money platform, M-Pesa, which provides financial services to millions of people who have a mobile phone but limited access to a bank account. It is also widely used to manage business transactions and to pay salaries, pensions, agricultural subsidies and government grants, and reduces the associated risks of robbery and corruption in a cash-based society.

Over 19 billion transactions were made in the year using M-Pesa, the equivalent of around 2 million per hour on average through a network of more than 600,000 agents.

As of the end of March 2022, 52.4 million customers were using M-Pesa (or equivalent). This marks a significant milestone and we have exceeded our goal to connect 50 million people and their families to mobile financial services four years ahead of our original target date. The breakdown of customers per market is detailed in the table on the next page.

Notes:
1. World Bank, 2020.
2. ITU, 2019.
3. Covering Mozambique, Lesotho, Tanzania, DRC, Ghana and South Africa.
4. GSMA, 2021.
5. GSMA, 2022.

38 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Purpose (continued)

To deepen our commitment to financial inclusion, and building on the success to date, we have created a new target to connect 75 million customers to mobile money and financial inclusion services by 31 March 2026. As we committed last year, this target includes multiple financial service platforms and products and sets our path to help close the financial divide.

This new target will include not just M-Pesa customers, but customers of other services that contribute to financial inclusion. For example, Vodacom launched our new VodaPay super-app in October 2021 and this will be a key part of delivering this target. The VodaPay super-app for smartphone users in South Africa offers access to digital financial services as well as online shopping and lifestyle tools. The introduction of this platform allows users to securely upload and store their money in a digital wallet, pay bills, send money or make purchases without the registration delays typically associated with setting up a traditional bank account in Africa. The VodaPay super-app has 1.6 million current registered users.

Mobile money services adoption

	Number of mobile money customers (million)	% of service revenue	% penetration of base
Kenya (Safaricom)	30.5	38%	93%
Tanzania	6.8	34%	56%
Mozambique	5.2	24%	71%
Democratic Republic of the Congo	3.5	15%	30%
Lesotho	1	12%	82%
Egypt	3.5	2%	10%
Ghana	1.9	4%	53%
Total	**52.4**	**22%**	**57%**

Enabling quality education and digital skills

Even before the COVID-19 crisis, an estimated 258 million children around the world were not in school[1]. More than half of all children globally were not meeting the minimum expected standards in reading and mathematics[1].

The COVID-19 pandemic highlighted the need to adapt teaching to the new realities of increasingly digital societies. We have continued to grow our Connected Education programme, providing access to our ready-made classroom which includes connectivity, devices, and collaboration software for students and teachers across the world. To date, around 1.5 million students and teachers in 4,500 educational institutions across 10 countries have benefited from this digital learning solution, helping to bridge the digital divide.

In South Africa, the Vodacom e-School solution allows learners to access curriculum-aligned content and educators to access learning materials on their smartphone with no data charges. We currently have over 1.3 million users on the platform.

Vodafone Foundation previously committed to invest €20 million to expand digital skills and education programmes across Europe, aiming to reach over 16 million learners by 2025[2]. To date, the programme has reached 1.2 million students and teachers.

In June 2021, Vodafone Foundation and UNHCR expanded their Instant Network Schools programme which has helped to support over 94,000 refugee students and communities in four African countries. Two new Instant Network Schools have been established in Mozambique, located in the Maratane Refugee Settlement and the city of Nampula. These will transform existing classrooms into multimedia hubs for learning, complete with internet connectivity, sustainable solar power and a robust teacher training programme. Together this will benefit nearly 9,000 students, 25,000 family members and over 200 teachers.

Notes:
1. UNESCO, 2018.
2. Beyond digital training, the Vodafone Foundation builds programmes around the world that combine Vodafone's charitable giving and technology to deliver public benefit and improve people's lives. The total amount donated by Vodafone to Vodafone Foundation in 2022 was €47.4 million.

Workplace equality

As part of our purpose, we are committed to making the world more connected, inclusive and sustainable, where everyone can truly be themselves and belong. We bring the human touch to our technology to create a better digital future for all, starting with our people.

Our people

We are developing a diverse and inclusive global workforce that reflects the customers and societies we serve.

Key information

	2022	2021
Average number of employees[1]	95,008	94,274
Average number of contractors	8,784	10,481
Employee contract types		
Permanent	87%	87%
Fixed term contracts	13%	13%
Full-time	93%	93%
Part-time	7%	7%
Number of markets where we operate	19	19
Employee nationalities	134	137
Employees and contractors across the Group		
Germany[2]	14%	14%
UK[2]	9%	9%
Italy[2]	5%	5%
Spain[2]	4%	4%
Vodacom Group[2]	11%	11%
Other Markets[3]	25%	26%
Vantage Towers[2]	0%	0%
_VOIS and Shared Operations[4]	32%	31%
Employee experience		
Employee engagement index[5]	73	74
Alignment to purpose[5]	93%	93%
Voluntary turnover rate[6]	14%	8%
Involuntary turnover rate[6]	3%	3%

Notes:
All headcount figures exclude non-controlled operations such as in the Netherlands, Kenya, Australia and India.
1. Calculation considers employee pro-rated headcount.
2. The percentages reflect headcount in each operating company or group of operating companies, such as the Vodacom Group.
3. Other Markets includes employees based in all other operating companies (Albania, Czech Republic, Egypt, Ghana, Greece, Hungary, Ireland, Portugal, Romania, Turkey) and other countries.
4. _VOIS and shared operations constitute a significant number of employees. The figures presented above include _VOIS headcount across our footprint (India, Romania, Hungary, Egypt and Albania), as well as headcount in our global Group entities.
5. More detail on the employee survey is included on page 21. The employee engagement index is based on a weighted average index of responses to three questions: satisfaction working at Vodafone; experiencing positive emotions at work; and recommending us as an employer. Alignment to purpose is based on a single question that asks whether employees feel their daily work contributes significantly to Vodafone's purpose. Employee engagement index and purpose alignments scores reflect September 2021 data.
6. The pandemic saw voluntary attrition levels fall in 2021. However, as vaccine programmes progress and restrictions lift, we are seeing turnover return to slightly higher than pre-pandemic levels. We are monitoring the situation closely through exit interviews and also introducing specific and proactive retention approaches in place where required. The voluntary turnover rate includes retirements and death-in-service.

39 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report Governance Financials Other information

Diversity and inclusion

Our focus is on removing barriers to workplace equality. This year we have accelerated momentum on gender equality, sustained focus on embedding inclusion, set solid foundations on race and ethnicity, and began ensuring the physical and digital workplace is fully accessible. An expanded focus on practising inclusion supports our ambition to create a global workforce that reflects the customers, communities and colleagues we serve, and the wider societies in which we operate. Embedding inclusion to enable diversity is critical to achieving these goals in a sustainable way.

Gender diversity

Goal: We aim to have 40% women in management roles by 2030

We have reached 32% which is on track towards our ambition. We continue to drive progress through programmes, policies and leadership incentives.

	2022	2021
Women on the Board	50%	45%
Women on the Executive Committee	29%	29%
Women in senior leadership positions[1]	31%	30%
Women in management and senior leadership roles[2]	32%	32%
Women as a percentage of external hires	42%	43%
Women as a percentage of graduates	53%	53%
Women in overall workforce	40%	40%

Notes:
1. Percentage of senior women in our top 191 positions (FY21: 178).
2. Percentage of women in our 6,727 management and leadership roles (FY21: 6,609).

Women in management and diversity

We work to ensure there is gender diversity when resourcing for senior leadership roles and our leadership team is accountable for maintaining diversity and inclusion amongst their teams. Women in management targets are also embedded in our long-term incentive plans. Our progress and achievements to increase diversity have been recognised externally as Vodafone has been included in the Bloomberg Gender Equality Index for the fourth consecutive year.

Across youth programmes, 51% of hires were women, including 53% of all graduate hires, 53% of all internship hires and 39% of all hired apprentices. We have also now connected with over 6,000 girls via the digital skills programme 'Code Like a Girl' since 2017, including 994 this year as we continued this programme during the pandemic by launching a digital coding classroom experience, available to all markets.

Domestic violence

In 2019, Vodafone launched the first global domestic violence policy in the workplace, which set out comprehensive workplace resources, security and other measures for employees at risk of experiencing, and recovering from, domestic violence and abuse. As most of the global workforce shifted to home working following the outbreak of COVID-19, reports of a 'shadow pandemic' of domestic violence intensified worldwide.

We continue to provide support in this area through global training, 'Apps Against Abuse', and a publicly available toolkit to support survivors. 'Apps Against Abuse' includes the Bright Sky app, which provides support and information to anyone in an abusive relationship or those concerned about someone they know. To date, the Vodafone Foundation's portfolio of 'Apps Against Abuse' has connected 1.6 million people to information, advice and support.

Menopause

Our research identified that 62% of women with symptoms of menopause found it impacted their work. In March 2021, we made a global commitment to support women experiencing menopause, including the release of a global toolkit. For World Menopause Day in October 2021, Vodafone's menopause toolkit became freely available to download externally. In March 2022, we launched a menopause e-learning – a short course introducing the menopause, common symptoms and the impact on work with tips for managers, colleagues, family and friends.

Maternity and parental leave

Our global maternity and parental leave policies are available across markets, providing 16 weeks of fully paid leave with a phased return to work over six months, where parents work the equivalent of four days and are paid for five days. This policy is open to all employees regardless of gender, sexual orientation, length of service, and whether their partner is having a baby, or they are welcoming a child through surrogacy or adoption. This year, over 1,900 women have utilised our maternity leave. Over 1,300 men have taken parental leave, with 53% of the latter taking four or more weeks of leave.

Embedding inclusion

Alongside gender equality, we retained our focus on supporting the LGBT+ community with over 3,800 allies and active support from senior executives. We continued to be recognised as a Top Global Employer by Stonewall.

Multiple employee networks operate across Vodafone including Women, VodAbility, Carers and Multicultural Inclusion. We support them actively and provide Network Chairs with specific leadership development focused on effectively setting up and running an employee network.

Global Withstander training has been rolled out in 10 languages to upskill employees on how to become active allies by challenging negative and inappropriate behaviours when they witness them, with over 33,000 employees completing it during the year. In March 2022, we launched a global allyship 'train-the-trainer' programme to sustain the focus across all areas of inclusion.

We continued to engage with colleagues and raise awareness on why inclusion matters. During the year, we held global webinars focused on gender and ethnic diversity, the LGBT+ community, and disabilities. These were hosted by Vodafone's CEO and Executive Committee members, with over 16,500 viewers across all webinars.

40 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Purpose (continued)

Race, ethnicity, and cultural heritage ('REACH')

We continue to improve workforce capability in holding conversations on race in the workplace. To better understand representation across the organisation and inform our diversity and inclusion programmes, in November 2020 we launched the '#CountMeIn' initiative which encourages employees to voluntarily self-declare their diversity demographics. These include race, ethnicity, disability, sexual orientation, gender identity and caring responsibilities, in line with local privacy and legal requirements. On this basis we were able to set ethnic diversity targets, which are summarised below.

Ethnic category	31 March 2022	Long-term ambition	Population
Global Ethnically diverse background	**18%**	2030: **25%**	Global Senior Leadership Team (163 positions)
UK Black, Asian, other diverse ethnicities	**15%**	2025: **20%**	UK-based senior leadership and management (1,452 positions)
UK Black	**1%**	2025: **4%**	
South Africa Ethnically diverse background	**64%**	2030: **75%**	South African-based senior leadership and management (416 positions)

In addition to the above, 29% of our Executive Committee members are from ethnically diverse backgrounds. The plan is to expand ethnicity disclosure throughout our markets as we collect more globally consistent data.

Our new REACH targets are supported by an action plan to achieve greater workplace inclusion through allyship and anti-racism. REACH fluency training was introduced to increase confidence and capability to talk about race and completed by all members of the Executive Committee, as well as their direct reports. The plan also includes reciprocal mentoring, external cross-company mentoring and McKinsey Black Leadership Academy participation.

Physical and digital accessibility in the workplace

We have joined the 'Valuable 500' – a group of 500 companies committed to disability inclusion in business. The commitments are focused on creating a physically and digitally accessible environment.

We hosted a global event on 'International Day of People with Disabilities', attended by 4,600 employees, which featured initiatives that help create an inclusive workplace for customers and employees with visible and invisible differences. We also hosted a neurodiversity training for employees to ensure awareness of accessibility features in the digital workplace.

During the year, we delivered six accessibility workshops focused on disability inclusive technology, covering all of the existing tools within Office 365 which support accessibility in a hybrid working environment. We have also embedded disability assistive technology standards (WCAG AA standard) into procurement and internal development processes, ensuring compatibility of all new platforms, products or tools procured with assistive technology.

Policies, initiatives and targets

Our commitment to diversity and inclusion is reflected across our global policies and principles, such as the Code of Conduct and our Fair Pay principles.

Read more about these Fair Pay principles on page 106

Click to read more about Fair Pay at Vodafone: **vodafone.com/fair-pay**

The achievement of our diversity targets is dependent on the attraction, engagement and retention of diverse talent and skills. To support this, we have inclusive initiatives such as: hybrid and flexible working, parental leave, mental health toolkit, learning and development programmes (e.g. Black Leadership Academy), allyship training and menopause support, reinforced by the work of employee networks and executive sponsors. Programmes are designed to help employees through all life stages and challenge societal norms so everyone can be themselves at work and belong.

Read more about diverse talent, future ready skills and personalised employee experience on pages 22 to 23

Strategic report Governance Financials Other information 41 Vodafone Group Plc  Annual Report on Form 20-F 2022 As the COP26 UN Climate Change Conference in Glasgow highlighted, urgent and sustained action is required to address the climate emergency. We believe business success should not come at a cost to the environment, and we are committed to reducing the impact of our activities. We also see a key role for our digital networks and technologies in helping to address climate change. Digitalisation is key to saving energy, using natural resources more efficiently and creating a circular economy. COP26 in Glasgow marked a step forward in global efforts to address the climate emergency, including a material increase in ambitions to reduce emissions, finalisation of rules on reporting emissions and international carbon trading, and the launch of a range of new initiatives and sector commitments. In July 2021 we reached a key milestone in our journey to net zero by 2040, achieving our goal to purchase 100% renewable electricity in all of our European markets. We are working to achieve the same in our African markets by 2025. As part of this commitment we are also placing significant focus on innovative sustainable power solutions that can be deployed at scale, for example, working with external organisations to develop self-powered mobile masts and install micro turbines. To help deliver a twin digital and green transformation, in February 2022 we announced our circular economy plan to help extend the life of mobile phones and increase the reuse and responsible recycling of handsets. Starting in our European markets, our customers will be offered circular economy services such as insurance, support and repairs for their devices, supported by a digital platform making it straightforward for customers to agree trade-in options. We also continued our work to identify climate change risks and opportunities through conducting Task Force on Climate-related Financial Disclosures (‘TCFD’) scenario-based risk and opportunity assessments across key markets. We are using the insights to create mitigating controls and identify ways to embed climate risk into our risk management system and processes. Read more on Vodafone’s approach to climate change risk aligned to the TCFD on page 66 Our Planet goals 2025 – Purchase 100% of the electricity we use globally from renewable sources – Reuse, resell or recycle 100% of our network waste 2030 – Fully abate all carbon emissions (‘net zero’) from our own activities and from energy we purchase and use (Scope 1 and 2) – Halve carbon emissions from our carbon footprint (against a 2020 baseline), including joint ventures, all supply chain purchases, the use of products we have sold and business travel (Scope 3) – Enable our business customers who use our services to reduce their own carbon emissions by a cumulative total of 350 million tonnes between 2020 and 2030 2040 – Fully abate Scope 3 emissions to reach ‘net zero’ across our full carbon footprint Reducing carbon emissions Goal: To reduce our own carbon emissions to ‘net zero’ by 2030 and across the full value chain by 2040 In 2020 we set an approved 2030 Science-Based Target in line with reductions required to keep warming to 1.5°C, becoming the first major telecoms operator to follow the emission reduction pathway developed for the ICT sector (setting out specific emissions reduction trajectories for mobile, fixed and data centres). Planet We also committed to reaching full value chain ‘net zero’ emissions by 2040. We are currently in the process of validating our targets with the recently updated Net Zero Standard issued by the Science-Based Targets initiative (SBTi) and expect this to be completed during 2022. As part of our transition towards net zero we are committed to improving our own generation of renewable energy through rolling out on-site solutions such as solar panels. We are also working on new innovative solutions. In January 2022, Vantage Towers committed to installing over 750 micro wind turbines across 52 sites in Germany, working in partnership with the energy startup MOWEA. It is estimated that the green energy generated on site in average wind conditions will cover 100% of each tower’s energy requirements. In 2021, Vodafone UK also began a trial of Eco-towers, working with Crossflow Energy and Cornerstone to deploy self-powered mobile masts utilising wind turbines, solar power and battery technology. Eco-towers will enable new mobile sites to be deployed in remote locations across the UK, overcoming the major rural challenge of connecting to the grid. Click to read more about our self-powered mobile masts – vodafone.com/self-powered-mobile-masts Driving energy efficiency Despite the ever-growing use of data and expansion of our networks, in FY22 our total Scope 1 and 2 GHG emissions decreased by 23% to 1.09 million tonnes of CO2e (carbon dioxide equivalent), due to our ongoing focus on energy efficiency and an increase in the proportion of renewable electricity purchased. We are committed to continually improving the energy efficiency of our base station sites and in our technology centres, which together account for 96% of our total global energy consumption. We continue to implement the ‘best in class’ ISO 50001 Energy Management Standard globally. To date, 11 operating companies and Safaricom have been awarded certification, with further markets due to implement the framework in the next year. As part of the implementation of ISO 50001, we engage with suppliers on energy efficiency improvements in both hardware and software solutions. Key suppliers are benchmarked biannually, with energy efficiency included within the evaluation criteria. The supplier engagement has also been supported and reinforced by the inclusion of energy efficiency as a key requirement in the ‘Request for Quotation’ (‘RFQ’) processes. In addition to working with suppliers, we collaborate with others in the industry and trial new modes of operating. In Spain, our active sharing programme has led to reduced hardware requirements and energy savings of 12 GWh. Whilst we focus on energy efficiency, we are also focused on increasing our renewable supply. We have been deploying further solar photovoltaic (‘PV’) cells and increasing our annual renewable generation to 13 GWh p.a., a year-on-year increase of 68%. All these programmes are underpinned by our energy data management and analytics system which collects and stores data feeds from our electricity suppliers and from smart meters. This system is now live across 11 markets in Europe, with smart meters installed at over 45,000 sites. This year we have developed new energy modelling capabilities for active mast equipment and data centres. Scan or click to watch a video summarising how we plan to reach net zero by 2040: investors.vodafone.com/videos

42 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report Governance Financials Other information

Purpose (continued)

Our performance[1]

	Unit	2022	2021
Total Scope 1 and Scope 2 emissions	Million tonnes of CO_2e	**1.09**	**1.42**
Scope 1 emissions	Million tonnes of CO_2e	0.28	0.30
Scope 2 emissions	Million tonnes of CO_2e	0.82	1.12
Scope 3 emissions	Million tonnes of CO_2e	**9.2**	**9.4**
Joint ventures and associates	Million tonnes of CO_2e	2.6	3.2
Purchased goods and services	Million tonnes of CO_2e	3.9	4.0
Use of sold products	Million tonnes of CO_2e	1.7	1.5
Fuel and energy-related activities	Million tonnes of CO_2e	0.8	0.6
Other (business travel, upstream leased assets, waste)	Million tonnes of CO_2e	0.2	0.1
Renewable electricity			
Percentage of purchased electricity from renewable sources	%	77	55
Percentage of purchased electricity from renewable sources in Europe	%	96	79
GHG emissions intensity			
Scope 1 and 2 GHG emissions per EURm revenue	Tonnes of CO_2e	23.9	32.4
Vodafone energy use			
Base stations and technology centres	Gigawatt hours / %	5,686 / 96	5,750 / 96
Offices and retail stores	Gigawatt hours / %	239 / 4	246 / 4
Total	Gigawatt hours / %	**5,926 / 100**	**5,997 / 100**

Note:
1. Data calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions calculated in line with GHG Protocol standards. Scope 2 emissions are reported using the market-based methodology. For full methodology see our ESG Addendum 2022.

Purchasing renewable electricity

This year we reached our target of powering our entire European operations with electricity from 100% renewable sources. This was achieved from July 2021, a significant acceleration of our original target of 2025 and a major milestone towards our 'net zero' goal. This achievement was shared across our European markets with a consumer campaign which turned Vodafone's recognised brand green across digital and social channels.

We are committed to making the same step-change in Africa by 2025. For example, installing solar PV solutions in Egypt and South Africa, whilst working with local governments to facilitate development of renewable energy infrastructure.

We currently have Power Purchase Agreements ('PPAs') in Spain, Greece and the UK, and have agreed a new PPA in the UK which will go live later in 2022. PPAs trade at a discount to current wholesale electricity prices and provide us with more economic certainty against current volatile wholesale electricity prices, as well as helping to create new capacity within the markets.

Following our energy purchasing hierarchy approach, we prioritise energy efficient practices before considering on-site generation of renewable energy, PPAs and Renewable Electricity Certificates ('RECs'). Whilst on-site generation of renewable electricity currently accounts for less than 1% of our overall renewable energy consumption due to space constraints on our infrastructure, we continue to trial innovative solutions, such as the micro wind towers in Germany. The remainder of our renewable energy consumption is split between PPAs 5% and RECs 94%. Most RECs are bundled either via green electricity tariffs or provided by our electricity suppliers, however a small amount are considered 'unbundled' for example, to cover our consumption on third party sites. The purchase of unbundled RECs is our least favoured approach, however it is necessary in certain circumstances. For example, where we are tenants and electricity is procured by a landlord, or where our preferred options are not available due to limitations in a particular market. The incremental cost of RECs (or their equivalent) is small in the context of our overall energy spend.

This year, we spent approximately €846 million on purchasing electricity. This is a year-on-year increase of 11% and approximately three quarters of our electricity we directly purchase is forward hedged for FY23. The increases in commodity prices (oil, gas and CO_2) as a result of a strong post COVID-19 economic recovery were the main drivers for our energy costs. This year, 77% of our electricity purchased was from renewable sources (FY21: 55%).

Read more about our renewable electricity purchasing strategy here – **vodafone.com/renewables**

Working with our partners to reduce Scope 3 emissions

Scope 3 emissions are indirect GHG emissions which we cannot control but may be able to influence. As part of our Science-Based Target, we have committed to halve our Scope 3 carbon emissions by 2030 (against a 2020 baseline) and fully abate them by 2040, as part of our 'net zero' target. The main sources of Scope 3 emissions are investments (joint ventures and associates), purchased goods and services, and the use of sold products. This year, our estimated Scope 3 emissions were 9.2 million tonnes of CO_2e. We have worked with the Carbon Trust to analyse our Scope 3 emissions and prioritise reduction opportunities.

In 2020, we introduced a 20% weighting for environmental and social criteria in our supplier evaluation RFQ processes. The assessment awards positive scoring for suppliers that have set (or are willing to set) a Science-Based Target. In addition, suppliers which offer product-specific CO_2 data and pathways for reduction over the contract period are positively scored.

Our supplier performance management programme also covers environmental factors, and suppliers' GHG performance is one of the factors evaluated in our annual assessment process. We ask selected suppliers to provide details of their GHG emissions and management programmes through CDP. This year, 90% of those suppliers responded, with 88% reporting that they had set a target for GHG emissions.

This year we introduced a new CO_2 analytics dashboard allowing our supply chain teams to view and track progress against our reduction targets. The dashboard tracks the impact of purchased products and services on our targets. It also helps our procurement team to identify suppliers, markets and categories which contribute higher emissions and helps us subsequently work on efficiencies with our partners.

43 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report Governance Financials Other information

Looking forward, we are planning to expand the categories of Scope 3 data we report. We are moving towards a hybrid model for Scope 3 data collection, which will improve the accuracy of carbon emissions data and help identify areas to improve efficiency, whilst ensuring we successfully measure our progress against our targets. Our new approach will also incorporate product-specific data and use data submitted to the Carbon Disclosure Project ('CDP') by our suppliers.

In addition to suppliers, we also work with our joint ventures and associates, which represent the most significant proportion of our Scope 3 emissions. Notable actions from last year include:

- In the Netherlands, VodafoneZiggo issued its first sustainability bonds worth €2.1 billion and had its Science-Based Target approved by SBTi; and
- In Australia, TPG Telecom launched a new sustainability strategy, which includes a commitment to set a Science-Based Target.

Another significant source of our Scope 3 emissions is the use of sold products (e.g. charging devices). As countries decarbonise their electricity grids, these associated emissions will also reduce.

Enabling our customers to reduce their emissions

Goal: To help our business customers reduce their own carbon emissions by 350 million tonnes between 2020 and 2030

For Vodafone, our most important contribution to tackling climate change is through enabling our customers (which include both businesses and governments) to reduce their environmental footprint using our digital technologies and services.

In alignment with the recent Intergovernmental Panel on Climate Change ('IPCC') report, digital technologies have significant potential to contribute to de-carbonisation due to their ability to increase energy and material efficiency[1].

In 2020, we committed to helping our business customers reduce their own carbon emissions by a cumulative total of 350 million tonnes globally over 10 years between 2020 and 2030.

Since setting this target, we estimate to have saved our customers 22.7 million tonnes of carbon emissions. Our IoT service offer, including logistics and fleet management and smart metering, has been central in delivering these savings so far.

Our enablement target is underpinned by a strong commercial rationale. We believe our IoT and Digital for Green solutions represent three main opportunities for customers:

1. **Increased efficiency and reduced wastage**. IoT enables organisations to monitor operational processes, identify waste and address the cause, an example being energy loss. This improves cost efficiency, as well as carbon savings;
2. **To use IoT to deliver cost-efficiency.** Connectivity can allow products and services to be automated and shared, reducing the cost and carbon impact. For example, shared distribution networks and vehicle sharing;
3. **Changing customer behaviour to promote long-term sustainability.** IoT products can enable a direct connection to each customer allowing trends to be monitored, for example shifting demands for public transport or energy.

We are continuing to work with the Carbon Trust to calculate the total GHG emissions avoided as a consequence of our IoT technologies and services. We estimate that 49% of our 150.1 million IoT connections directly enabled customers to reduce their emissions in the past year. During the year, we estimate to have enabled an avoidance of 15.6 million tonnes CO_2e, which is over 14 times the emissions generated from our own operations (Scope 1 and 2).

FY22 carbon enablement overview

	GHG emission saving (million tonnes CO_2e)
Smart meters	1.6
Fleet management	10.7
Healthcare	2.6
Other (e.g. cloud/street lighting/EV charging)	0.6
Total	**15.6**

Enablement ratio

	2022	2021
Total GHG enablement saving (Million tonnes of CO_2e)	15.6	7.1
Scope 1 and Scope 2 emissions (Million tonnes of CO_2e)	1.09	1.42
Enablement ratio	14.3	5.0

Vodafone Business is increasingly integrating environmental credentials into sales and bidding processes. For example, to demonstrate the savings potential for connected systems we have developed a carbon calculator tool which provides customers with a view of potential carbon savings.

This year we established a Vodafone Business Sustainability Steering Group. This group is working to raise awareness, to include sustainability in our external marketing content and to educate and train sales teams across Vodafone Business on sustainability and how to engage customers and position Vodafone as the partner of choice for a sustainable future.

Reducing waste

Goal: To reuse, resell or recycle 100% of our network waste by 2025

Aside from carbon emissions, electronic waste is the largest material environmental issue for our business. We consistently seek to manage our own impact in a responsible manner and also support our customers with their efforts.

Our global policy on waste management prioritises the reuse, resale or recycling of unwanted equipment. We aim to keep resources in use for as long as possible, extracting the maximum value from equipment while in use and then recovering and reusing materials responsibly.

We implement resource efficiency and waste disposal management programmes in all our markets to minimise environmental impacts from network waste and IT equipment waste. This year, we generated an estimated 8,800 tonnes of waste (which includes hazardous waste) and we recovered and recycled 95%. Globally, 98.6% of our network waste was sent for reuse and recycling (excluding hazardous waste).

To support the delivery of our 2025 goal to reuse, resell or recycle 100% of our network waste, we have launched an internal asset marketplace, a business-to-business solution within Vodafone that allows us to re-sell and re-purpose excess stock or large decommissioned electrical items like masts and antennae. This year, we estimate that we have saved €10.8 million of spend and avoided over 2,500 tonnes of CO_2e. We are assessing the possibility of expanding the solution to partner markets and other operators.

Network waste management (excluding hazardous waste)

	2022	2021
Reused	9%	20%
Recycled	90%	79%
Landfilled	1%	1%
Total network waste (metric tonnes)	**8,483**	**6,307**

Note:
1. IPCC, 2022.

Strategic report Governance Financials Other information 44 Vodafone Group Plc  Annual Report on Form 20-F 2022 Purpose (continued) We believe in the power of connectivity and digital services to strengthen the resilience of economies. Through our mobile and fixed networks, data flows at speed, connecting people and communities. As the last two years have demonstrated, connectivity and digital services can be a lifeline allowing people to work, learn, stay in touch with friends and family, access healthcare and more. Currently, we have over 351 million customers connected to our next-generation mobile and fixed networks. This year, informed by our social contract, we continue to focus the Digital Society pillar towards digitalising critical sectors. We have specifically focused on small and medium-sized enterprises (‘SMEs’), agriculture and health. We have also continued to invest in our network infrastructure and coverage. Aligned with our Planet pillar, our products and services enable customers to become more efficient and in many cases reduce their emissions. Read more about our carbon enablement approach on page 43 Supporting small businesses Goal: Support seven million users to digitalise using V-Hub by 2025 SMEs are a critical part of the economy and provide opportunities for socio-economic participation and social mobility for women, young people, and ethnic minorities. Through Vodafone Business, we provide products and services which are specifically tailored for SME and small-office home-office (‘SOHO’) businesses, helping guide them through technology choices and improving their digital readiness. These segments also represent a significant commercial opportunity for Vodafone. We estimate to have over six million SME customers and expect the overall market to grow a combined €6 billion over three years.1 To better support SMEs across Europe, Vodafone Business launched V-Hub in 2020. This free service provides access to online information and connects SMEs with experts who provide one-to-one advice and support on developing business in an ever-changing digital world. As of the end of March 2022, V-Hub has been used by over 3.6 million unique users across 12 European countries, as well as South Africa. Since its launch V-Hub has achieved a strong return visitor rate of 23% and has hosted over 8,500 conversations between SMEs and Vodafone experts. We have set a target to support seven million users digitalise their business through V-Hub by 2025. Over the next year we plan to improve our V-Hub offer. For example, SMEs will be able to sign-up as ‘V-Hub members’ and access a secure private portal for ongoing personalised advice and tailored content. Beyond customers, we are working to support SMEs in our supply chain. This year, over 1,500 small businesses are Tier 1 suppliers. We also offer optional supply chain financing which allows suppliers to leverage Vodafone’s credit position to access cheaper funding and liquidity. This has no impact on Vodafone’s commercially negotiated payments terms. In South Africa, Vodacom Financial Services has built a supplier portal called VodaTrade, where small suppliers can connect with bigger business partners. Currently, there are 88 SMEs registered on the VodaTrade portal, which provides them access to procurement opportunities with seven large retailers. Digital Society Building a circular economy We recognise that to build a circular economy we need to tackle not only our network waste, but also device waste. To begin the shift towards a circular economy of devices, we are taking a life-cycle management approach, which includes extending the lifespan of devices through repair, refurbishment and resale. We estimate that more than 50,000 tonnes of CO2e could potentially be avoided for every million smartphones Vodafone receives via trade-in that are subsequently refurbished and resold. In May 2021, we launched a new Eco Rating labelling scheme jointly with other major European operators. This is a pan-industry initiative to help consumers identify and compare the most sustainable mobile phones on the market, whilst also encouraging suppliers to reduce the environmental impact of devices. Eco Rating evaluates the environmental impact of the entire production process, transportation, use and disposal of a handset, resulting in an overall score. The Eco Rating scheme was initially launched in 24 European countries and has since been rolled out in several countries in Latin America and by Vodacom in South Africa. More than 150 mobile phones from 15 manufacturers are now assessed by the Eco Rating initiative, nearly doubling the range of devices rated at launch. Find out more about Eco Rating at ecoratingdevices.com In addition, in November 2021 we launched our ‘Bring Back Friday’ initiative to coincide with Black Friday. Across several markets including Italy, Spain, Czech Republic and Greece, we encouraged customers to return old devices to be recycled or refurbished and in return customers received credit towards a purchase. This year, we announced a new initiative to extend the life of new mobile phones and encourage customers to trade in or recycle their old devices, in partnership with Recommerce. Starting in European markets from Spring 2022, our customers will be able to access a comprehensive and convenient suite of services, including insurance, support and repairs for their device. We will also launch a new digital platform enabling customers to agree trade-in options for their existing phones. As well as encouraging customers to return their phones, we will begin to offer a wider range of high-quality, competitively priced refurbished smartphones at retail. We are part of the Circular Electronics Partnership to drive industry action on circularity, bringing together leaders across the value chain from manufacturing, reverse logistics, material recovery, to e-waste management. This year the partnership has extended to 22 members, working to scale solutions across industries. Beyond what we can directly and indirectly influence we also support societal change to more circular economy models. Digital and connected solutions are an essential part of the solution towards lower resource use and improved reuse and recycling. For example, through enabling material tracing or shifting from product-based business models to service-based ones. We strive to refurbish and reuse fixed-line equipment multiple times, with significant associated environmental and cost savings. We are also eliminating all unnecessary plastics and other disposable single-use items where there are lower impact alternatives across all our retail stores and offices. From October 2021, we committed to roll out SIMs made out of recycled plastic and half the size of a traditional SIM card holder. The global roll out of the new SIMs will result in a 340 tonne reduction in plastic per year, an equivalent to 1,760 tonnes of CO2e. Engaging our people More than 13,000 colleagues are currently members of our ‘#RedLovesGreen’ employee engagement initiative, which aims to raise awareness of the individual actions that employees can take to reduce energy and other resource uses. Note: 1. Vodafone Business investor day, 2021.

Strategic report Governance Financials Other information 45 Vodafone Group Plc  Annual Report on Form 20-F 2022 Digitalising agriculture Agriculture is a pressing issue for society with the need for sustainable and affordable sources of food increasing. According to the Food and Agriculture Organization, by 2050, the world will need to produce 50% more food than current levels1. There is also a growing need to address the environmental impact of agriculture. In Europe, agriculture accounts for 10% of the EU’s total greenhouse gas emissions and over 40% of EU land use2, in many cases leading to habitat loss and deforestation. Through Vodafone Business, we are working with partners across the value chain, including equipment manufacturers, suppliers and research institutes, to introduce new applications and IoT platforms – helping to increase the amount of information farmers have available to them and enabling farms to efficiently operate and use resources. This allows a farmer to reduce the use of pesticides and fertiliser (which reduces emissions), water use and resource consumption, as well as improving the protection of biodiversity and increasing yields. Through Vodacom’s subsidiary, Mezzanine we have developed MyFarmWeb to support larger commercial farms. Over 8,000 farms across four continents use MyFarmWeb. The cloud-based web platform allows producers to capture key agriculture data (physical, chemical, and microbial soil analysis, pest presence, satellite and remote sensing information along with data from various internet connected farming sensors) into a system that aggregates and calibrates the information to assist in decision-making. This helps to increase yields whilst not damaging the environment and reduce losses – all of which contribute to carbon savings along the production process. MyFarmWeb also provides farmers with a platform that will allow them to use more productive and sustainable farm operation practices, which is becoming increasingly important to comply with the changing legislation to qualify for subsidy funding in the future. This year, we expanded MyFarmWeb to Europe, accelerating digitalisation across the agricultural industry and collaborating with the farming community to meet targets set out in the EU Farm to Fork strategy. Five pilot farms in Europe will provide the platform with valuable region-specific data points to calibrate the MyFarmWeb data to local farming practices and regional regulations. The five selected farms are: Dairygold in Ireland, Llusar and Grima both based in Spain, Laporta in Italy and Agrar-Betriebsgemeinschaft Leine-Solling GbR in Germany. Mezzanine is also helping to digitalise agriculture in Sub-Saharan Africa through its Connected Farmer platform. This gives smallholder farmers access to agricultural inputs, financial services like insurance, logistics suppliers, buyers and markets and knowledge. With around 2.9 million smallholder farmers registered, the platform allows an ecosystem of partners to register, profile, communicate and transact (using M-Pesa in some cases) with each other. This year, Mezzanine supported both the Department of Agriculture, Land Reform, and Rural Development (‘DALRRD’) and also the Solidarity Fund in South Africa to disburse subsidies to smallholder farmers across the country. Mezzanine also distributed vouchers to DALRRD registered farmers breeding small or large livestock or those growing vegetables and grain on behalf of the Solidarity Fund. In total, both programmes issued over 260,000 vouchers to smallholder farmers in South Africa worth a combined value of €27 million. Women and youth were focus demographics for the programmes, with the Solidarity Fund reporting that more than 65% of the beneficiaries were women. More than 350 suppliers participated in the voucher programmes, resulting in more than 1,000 outlets redeeming farmers’ vouchers, receiving a welcome cash injection from outside the community. Mezzanine has also supported Safaricom and the Kenyan Ministry of Agriculture, Land, and Fisheries (‘MoALF’) with the rollout of vouchers to smallholder farmers in around 40 counties throughout Kenya. These vouchers can be used to buy inputs to support maize, rice, and coffee cultivation. Find out more about digitalising agriculture at vodafone.com/agriculture-digitalisation Revolutionising healthcare The COVID-19 pandemic highlighted the importance of digital connectivity to deliver critical services, in particular healthcare. During the last two years, healthcare resources across the world have become stretched and significant backlogs of diagnostic tests and elective procedures have grown for non-COVID related conditions. Even before this, many countries were facing a health crisis, with increasing demands for healthcare from ageing populations and decreasing capacity to provide treatment due to staff shortages and supply constraints. We believe that technology can be used to make the delivery of healthcare services more efficient for providers and more inclusive for patients. A recent survey by the Vodafone Institute revealed that 92% of European citizens think the health sector needs urgent support through the EU’s Recovery and Resilience Facility (‘RRF’)3. Against this backdrop, in October 2021, we launched the Vodafone Centre for Health in partnership with Deloitte, a new strategic alliance to accelerate the adoption of connected healthcare. This virtual centre brings together our connected health solutions with Deloitte’s healthcare consulting experience to enable many more people to access healthcare. Working together, we are committed to using our networks and capabilities to improve access and quality of care worldwide, utilising our experience of developing new technologies like 5G, edge computing and artificial intelligence to make healthcare more accessible. In addition, we have continued to deliver other digital healthcare solutions during the last year, developing 5G technology to enable remote procedures and surgeries with our partners in Europe. These solutions could deliver improvements to the training of doctors and nurses and enable more procedures, removing the need for specialists to travel between hospitals. For example: – We are working with Proximie and Cardiff University Hospital in the UK to pilot 5G virtual surgery. This technology allows healthcare experts to virtually ’scrub-in’, record and interact with operating rooms across the world to help accelerate and improve workforce training and more efficient delivery of surgical care, at scale; and – Vodafone Italy in partnership with Artiness conducted a clinical trial at IRCCS San Raffaele hospital in Milan to perform intrusive heart surgery using a remote proctoring system. Proctoring is the support provided to doctors by experts from the medical device companies, who guide them in the correct implant of medical devices during surgical procedures. This solution means proctors can supervise more procedures every day without needing to travel to each hospital. Notes: 1. Food and Agriculture Organisation, 2017. 2. Eurostat, 2021. 3. Vodafone Institute for Society and Communications, 2021.

Strategic report Governance Financials Other information 46 Vodafone Group Plc  Annual Report on Form 20-F 2022 Purpose (continued) Connectivity: We want everyone – whoever they are and wherever they live – to have access to reliable and affordable internet. Digital innovations: We will build digital innovations such as IoT solutions and digital platforms like M-Pesa to contribute to the sustainable development across a range of sectors including manufacturing, transport, health, agriculture, education and energy.  Partnerships: We are building new models of cooperation between business, governments, international organisations and civil society to deliver process and scale, for example to connect the unconnected. Through connectivity infrastructure, digital innovations and partnerships, we deliver impact across many of the SDGs. We enable inclusive and sustainable digital societies Vodafone is committed to accelerating connectivity and digitalisation in order to meet the SDGs by 2030. We have identified two priority SDGs (SDG 9 build resilient infrastructure and innovation, and SDG 17 strengthen the means of implementation and partnerships for sustainable development) that will enable us and our partners to find lasting solutions to social, economic and environmental challenges and thereby accelerate the delivery of many other SDGs. The UN Sustainable Development Goals (‘SDGs’) provide a blueprint for human progress and a clear call to action for businesses to contribute to a better future. The COVID-19 crisis continues to create huge challenges for society, particularly in developing countries, and has led to a reversal of progress on a number of SDGs. For example, we have seen the first rise in extreme poverty in a generation, with around 120 million people pushed back into extreme poverty1. Furthermore, the UN estimates that COVID-19 has wiped out 20 years of educational gains, with secondary school completion rates at just 53% and this is predicted to decline1. Digital technology will be essential in reducing these impacts, and help progress towards delivering the SDGs as society builds back better. We are committed to playing our role and believe we can increase the speed and scale of delivery across a wide number of SDGs through leveraging our technology and services, and through partnering with others. Simultaneously, we can drive significant growth. For example, our M-Pesa mobile money platform, designed to enable financial inclusion, has 52.4 million active customers. Excluding Safaricom, M-Pesa generated revenue this year of €336 million. Note: 1. UN, 2021. We contribute to the  Sustainable Development Goals UN Young SDG Innovators This year, a small group of Vodafone colleagues participated in the 2021 UN Young SDG Innovators programme, run by the United Nations Global Compact. The programme helps to accelerate business innovation towards the SDGs. The team worked on a concept to tackle inequality (SDG 10) by addressing the digital divide through big data and was selected to showcase its idea at the 2021 SDG Innovators Summit. Examples of our projects and initiatives supporting the SDG’s over the last year Read more about our contribution to the SDGs: vodafone.com/sdgs Click here to read more about the launch of VodaPay vodafone.com/vodapay-launch Click here to read more on how our #ChangeTheFace Alliance is driving increase participation and equal opportunities for leadership in our industry vodafone.com/change-the-face-alliance Click here to read more about self-powered mobile masts providing sustainable solutions for rural communities vodafone.com/self-powered-mobile-masts Click here to read more about Greece’s first “green island” vodafone.com/first-green-island Click here to read more about the new pan-industry Eco Rating scheme launched for mobile phones vodafone.com/eco-rating Scan to watch how our Mum & Baby service in Mozambique is helping mothers to access healthcare expertise Scan to watch how Vodafone is bringing digital learning to students, teachers and schools worldwide through Connected Education and other programmes No poverty Gender equality Affordable and clean energy Sustainable cities and communities Responsible consumption Good health and wellbeing Quality education

47 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report Governance Financials Other information

Responsible business

Responsible business

To underpin the delivery of our purpose, we ensure that we operate in a responsible way. Acting ethically, lawfully and with integrity is critical to our long-term success.

Our Code of Conduct sets out what we expect from every single person working for Vodafone, regardless of location. We also expect our suppliers and business partners to uphold the same standards and to abide by our Code of Ethical Purchasing.

Click here to read our Code of Conduct:
vodafone.com/code-of-conduct

Our 'Doing What's Right' training and communication programme is key to embedding a shared understanding of the Code of Conduct across Vodafone. Throughout the year, the Doing What's Right communication programme promoted different areas of our Code of Conduct, including Speak Up, anti-bribery, privacy, competition law, security, and health and safety. Training on our Code of Conduct is included in our standard induction process for new employees. We expect every employee to complete refresher training when assigned, and this is typically every two years. Of those employees assigned induction or refresher Doing What's Right training during the period, 89% had completed the training as at 31 March 2022.

During the year, we rolled out a translated version of our Code of Conduct module in 10 non-English-speaking markets. We also produced and launched new anti-bribery training globally and introduced a new security module to English-speaking markets; a translated version will follow in the next year. The refreshed modules followed the same approach taken in the Code of Conduct module by engaging learners with interactive video-based scenarios aimed at encouraging the right behaviours. The new training materials were positively received and were consistently rated with five stars in the Vodafone learning platform.

We also strive to make compliance easy for our employees and continue to improve our digital Code of Conduct and Global Policy portal, the internal platform where employees can find information about our policies and procedures. We have seen a significant increase in traffic on both sites, with a 55% increase in views of the Policy Portal and a 45% increase in views of the digital Code of Conduct, showing that our employees are engaging with our policies.

Our Code of Conduct is well understood throughout Vodafone. In our January 2021 Spirit Beat employee survey, 96% of respondents agreed with the statement 'Our team lives by the Code of Conduct'.

Speak Up

Everyone who works for or on behalf of Vodafone has a responsibility to report any behaviour at work that may be unlawful or criminal, or could amount to an abuse of our policies, systems or processes and therefore a breach of our Code of Conduct. Employees are able to raise concerns with a line manager, with a colleague from human resources or through our confidential third-party hotline, Speak Up, accessible online or by telephone.

Speak Up operates under a non-retaliatory policy, meaning that everyone who raises a concern in good faith is treated fairly, with no negative consequences for their employment with Vodafone, regardless of the outcome of any subsequent investigation.

All Speak Up reports are confidentially investigated by local specialist teams, with a senior team in place to triage reports. Each grievance is formally and robustly investigated and is monitored to verify that any corrective action plan or remediation has been conducted. Our Group Risk and Compliance Committee reviews the effectiveness of the Speak Up process and trends twice a year, and the Audit and Risk Committee receives an annual update, with additional ad hoc reviews also carried out where appropriate.

Our employees trust our Speak Up process, as evidenced by our January 2021 Spirit Beat survey, with 87% of respondents agreeing that they believe appropriate action would be taken as a result of using the process. We also track the proportion of 'named' versus 'anonymous' reports as a higher number of named reports suggests higher levels of trust in the Speak Up process. During the year, 64% (FY21: 64%) of reports were 'named' and this was higher than available industry benchmarks.

This year, 642 (FY21: 623) separate concerns were reported using Speak Up. Speak Up reports could relate to matters of unlawful behaviour or matters of integrity, such as bribery, fraud, price fixing, a conflict of interest, or a breach of data privacy. Reports could also relate to people issues such as discrimination, bullying or harassment, danger to the health and safety of employees or the public, or potential abuses of human rights.

If we decide to proceed with an investigation, a qualified expert will investigate, keeping the person who raised the concern informed throughout the process. Where reports made to Speak Up require remedial action, this could include consequences at the individual level, or changes to internal processes and procedures.

Speak Up topics raised during the year

Topic[1]	Speak Up reports	Requiring remedial action
People issues[2]	55%	24%
Integrity	33%	39%
Other	11%	84%
Health and safety	1%	33%

Notes:
1. There were no reports relating to modern slavery concerns reported during the period (FY21: zero reports).
2. Diversity & Inclusion topics accounted for 4% of the People issues reported during the year.

Speak Up is also made available to our suppliers and is communicated through our Code of Ethical Purchasing. For suppliers that decide to maintain their own grievance mechanisms, we require that they inform us of any grievances raised relating to work done on behalf of Vodafone directly.

Protecting data

Millions of people communicate and share information over our networks, enabling them to connect, innovate and prosper. Customers trust us with their data and maintaining this trust is critical.

Data privacy

We believe that everyone has a right to privacy wherever they live in the world, and our commitment to our customers' privacy goes beyond legal compliance. As a result, our privacy programme applies globally, irrespective of whether there are local data protection or privacy laws.

Our privacy management policy is based on the European Union General Data Protection Regulation ('GDPR') and this is applied across Vodafone markets both inside and outside the European Economic Area. Our privacy management policy establishes a framework within which local data protection and privacy laws are respected and sets a baseline for those markets where there are no equivalent legal requirements.

Strategic report Governance Financials Other information 48 Vodafone Group Plc  Annual Report on Form 20-F 2022 Privacy risks As data volumes continue to grow and regulatory and customer scrutiny increases, it is important to be clear on the privacy risks we face, as well as how our policies and programmes can mitigate these risks. We categorise data privacy risk into three main areas: – Collection: collection of personal data without permissions or excessive collection of data; – Access & use: use of personal data for unauthorised purposes, excessive data retention or poor data quality; and – Sharing: unauthorised disclosure of personal data, including supplier non-compliance with the law or our own policies. To help us identify and manage evolving risks, we constantly evaluate our business strategy, new technologies, products and services as well as government policies and regulation. Privacy principles Our privacy programme governs how we collect, use, and manage our customers’ personal data to ensure we respect the confidentiality of their communications and any choices that they have made regarding the use of their data. Our privacy programme is based on the following principles: accountability; privacy by design; fairness and lawfulness; openness and honesty; choice and access; security safeguards; and balance. Click to read more about our privacy principles and how they guide the way our products are designed and built: vodafone.com/privacy Using customer data We want to enable our customers to get the most out of our products and services. To provide these services, we need to use our customers’ personal information. We are committed to protecting our customers’ data, using it for a stated and specific purpose, and we are always open about what customer data we collect, and why we collect it. Click to read more about uses of customer data: investors.vodafone.com/sasb Each local market publishes a Privacy Statement to provide clear, transparent and relevant information on how we collect and use personal data, what choices are available regarding its use and how customers can exercise their rights. Our product specific privacy notices include details relating to a particular product. These statements and notices are available to customers online, in the MyVodafone app and in our retail stores. Our businesses provide our customers with access to their data through online and physical channels. These channels can be used also to request deletion of data that is no longer necessary, or for correction of outdated or incorrect data, or for data portability. Our customer privacy statements and other customer facing documents provide comprehensive information on how these rights can be exercised and how to raise complaints or contact the relevant data protection authority. Our frontline retail and customer support staff are trained to respond to the customers’ requests. Our state-of-art, multi-channel permission management approach was deployed across our channels (MyVodafone app, website, call centres and retail stores) in 2018. This approach allows our customers to control how we use their data for marketing and other purposes at any time and the permissions are synchronised across our channels. For example, customers can: – Opt-in for processing of special categories of data; – Choose what data we collect through the MyVodafone app and how it is used; – Opt-out from marketing across different channels (call, SMS, notifications), or opt-in to the use of their communications metadata for marketing purposes or for receiving third-party marketing messages; and – Opt-out from the use of anonymised network and location data (‘Vodafone Analytics’). Click to read more about our privacy policies: vodafone.com/privacy Operating model We have an experienced team of privacy specialists dedicated to ensuring compliance with data protection laws and our policies in the countries where we operate. We apply a process-based approach to managing privacy risks across the data life cycle and teams from across Vodafone ensure end-to-end coverage. Dedicated security teams ensure appropriate technical and organisational information security measures are applied to protect personal data against unauthorised access, disclosure, loss or use during transit and at rest. Read more about cyber security on pages 49 to 51 and 60 All products, services and processes are subject to privacy impact assessments as part of their development and throughout their life cycle. We maintain personal data processing records, supplier privacy compliance, data breach management and individual rights processes, as well as internal and international data transfer compliance frameworks, and training and awareness programmes. Our teams monitor and influence regulatory and industry developments and work to build and maintain relationships with local data protection authorities and other key stakeholders. Our privacy control frameworks are subject to continuous risk-based improvements. In addition to introducing updates to our global privacy controls, we also require every employee, and where possible contractors, to complete Doing What’s Right privacy training within six weeks of joining and then every two years. We also have targeted training for high-risk roles which is aimed at teams with a key role in personal data processing. With this approach we aim to achieve a 90% completion rate on both types of training across all target groups across our global footprint. In FY22, 91% of assigned employees completed Doing What’s Right privacy training. The effectiveness of control implementation is subject to quarterly reporting, annual evidence-based testing by the privacy teams, as well as internal audit. Control implementation is also reviewed by local market CEOs, the Group Risk and Compliance Committee and the Audit and Risk Committee. Any findings are subject to remedial actions by the responsible control operator, and completion is monitored. Governance The General Counsel and Company Secretary, a member of the Executive Committee, oversees the global privacy programme. The Group Privacy Officer, reporting to the General Counsel, is responsible for managing and overseeing the privacy programme on a day-to-day basis across the markets and provides regular status reports to the General Counsel and Company Secretary and an annual update to the Audit and Risk Committee. Responsible business (continued) We always seek to respect and protect the right to privacy, including our customers’ lawful rights to hold and express opinions and share information and ideas without interference. At the same time, as a licensed national operator, we are obliged to comply with lawful orders from national authorities and the judiciary, including law enforcement. Scan or click to watch our privacy experts summarise our approach to data privacy: investors.vodafone.com/videos

Strategic report Governance Financials Other information 49 Vodafone Group Plc  Annual Report on Form 20-F 2022 Whilst each employee is responsible for protecting personal data they are trusted with, accountability for compliance sits with each operating company. A member of the local executive committee oversees the local implementation of our privacy programme. Each operating company also has a dedicated privacy officer, privacy legal counsel and other privacy specialists. Local privacy officers report to the Group Privacy Officer throughout the year. The Privacy Leadership team approves new standards and guidelines and monitors the implementation of global privacy plans. Operating companies also maintain privacy steering committees that bring together privacy and security teams and senior management from relevant business functions. Privacy incidents We have a strong culture of data privacy and our assurance and monitoring activities are designed to identify potential issues before they materialise. However, during the financial year, Vodafone was fined €2 million (FY21: €20 million) for data privacy issues, primarily relating to telesales and customer authentication practices in Spain. In response to the incidents in Spain, we have established a dedicated taskforce that reports directly to the Vodafone Spain Executive Committee. The taskforce also contributed to a new industry code of conduct on telesales published in July 2021. Fines relating to telesales arose as some of our third-party marketing agencies had conducted direct marketing activities towards people who had opted-out. These activities were in violation of existing supplier agreements. In response to these incidents, our rules on telesales have been reviewed and compliance with these rules is subject to increased assurance and monitoring. Where necessary, improved controls have been introduced to monitor and enforce suppliers’ compliance. Such measures include, for example, the routing of third-party telesales through Vodafone’s systems which ensures that calls to opted-out customers are detected and blocked, verification to ensure that commission is only paid for authorised calls, strict enforcement of contractual penalties for non- compliance, and the discontinuation of contracts with several suppliers. Third parties are increasingly using mobile devices to verify the identity of their customers. For example, banks or websites may issue one time access codes sent via SMS to verify an individual’s identity. As a result, there has been an increase in attackers attempting to exploit telecommunication authentication processes for fraudulent purposes. One method involves attackers using social engineering to access customers’ telecommunications accounts with the aim of swapping SIMs to new devices or setting up call forwarding. In response to these trends, the Spanish data protection regulator has issued penalties to the main telecommunications companies operating in the country, including Vodafone, for not having stronger levels of authentication processes to prevent such fraudulent activities from occurring. We have been actively collaborating with other local telecommunications operators, the banking sector, law enforcement authorities and the local data protection regulator through a cross- industry taskforce, with the aim of resolving fraudulent customer authentication practices. We have also implemented new technology tools to minimise the risk of further fraudulent activities in Spain, updated our global security policies and are in the process of implementing new tools in our markets. In addition to the fines in Spain, our businesses in Hungary, Romania, Ireland and Turkey received immaterial fines for data privacy issues. These fines arose as a result of a delayed response to a subject access request, direct marketing towards people who had opted-out of being contacted, and an issue relating to notifying customers about how their personal data was processed. These cases were isolated incidents and we have implemented additional controls, such as stricter access restrictions and increased monitoring in response. For detail on how we respond to a data breach, refer to the cyber security section on page 51 Cyber security Our role is to enable connectivity in society. As a provider of critical national infrastructure and connectivity that is relied upon by millions of customers, we prioritise cyber and information security across everything we do. Our customers use Vodafone products and services because of our next-generation connectivity, but also because they trust that their information is secure. Cyber attacks are part of the technology landscape today and will be in the future. No organisation, government or person will ever be fully immune to the effect of cyber attacks and the telecommunications industry is faced with a unique set of risks as we provide connectivity services and handle private communication data. Our approach to managing cyber risk is based on international best practice, a good understanding of the threat landscape and leverages our global scale. Identification of vulnerabilities and risks Cyber security is a principal risk. We understand that if not managed effectively, there could be major customer, financial, reputation or regulatory impacts. Risk and threat management are fundamental to maintaining the security of our services across every aspect of our business. We separate cyber security risk into three main areas of risk: – External: Attackers and criminals targeting our systems, networks, or people to conduct malicious attacks; – Insider: Accidental leakage of information or malicious misuse of access privileges by our employees; and – Supply chain: A supplier is breached or used as a conduit to gain access to our systems, data or people. To help us identify and manage emerging and evolving risks, we constantly evaluate and challenge our business strategy, new technologies, government policies and regulation, and cyber threats. We conduct regular reviews of the most significant security risks affecting our business and develop strategies and policies to detect, prevent and respond to them. Our cyber security strategy focuses on minimising the risk of cyber incidents that affect our networks and services. Understanding the threat landscape is key to managing cyber risk. The war in Ukraine has led to an increased cyber threat for organisations across all industries. State-backed or state-supporting threat groups may conduct attacks on companies to cause disruption, in retaliation against sanctions or as a spillover from the conflict. In the telecoms sector, espionage, disruption and destruction are likely objectives for threat actors. We have taken a multi-step approach to managing the heightened risk and we have: – Increased threat monitoring for specific threats or insight distributed by security authorities; – Heightened internal monitoring to track indicators that are related to the war and immediately escalated them for action and review; and – Bolstered specific areas of security and reinforced good practice, including changes to make user compromise less likely, and ran an awareness campaign led by the Chief Executive. More broadly, ransomware remains a significant threat to all companies. Threat actors are changing their tactics to include data extortion or destruction without using malware. In these cases, the cyber criminals compromise internal accounts and tools and then use these to perform their criminal activities. User awareness and good security hygiene, such as that required by Vodafone’s Cyber Code, are critical to managing these threats. Scan or click to watch our cyber security experts summarise our approach to cyber security: investors.vodafone.com/videos

Strategic report Governance Financials Other information 50 Vodafone Group Plc  Annual Report on Form 20-F 2022 Responsible business (continued) In December 2021, a new critical vulnerability in widely used log4j software code was identified. This vulnerability could be used to steal data, introduce malware or take over systems. The log4j software is used as a building block within many applications and services, and as a result almost all companies were impacted. Our response has included blocking over two million attacks which were attempting to exploit this vulnerability, as well as scanning and patching our own systems and those supplied to us by third parties to rule out compromise and reduce the risk level. Controls Controls can prevent, detect or respond to risks. Most risks and threats are prevented from occurring and most will be detected before they cause harm and need a response. A small minority will need recovery actions. We use a common global framework called the Cyber Security Baseline and it is mandatory across the entire Group. The baseline is based on an international standard and includes key security controls which significantly reduce cyber security risk, by preventing, detecting or responding to events and attacks. We have effectiveness targets for the key controls that are monitored and reported to senior management on a monthly basis. Each year, we review the framework in the light of changing threats and create new or enhanced controls to counter these threats. During FY22, we have introduced new controls to strengthen protection against phishing and ransomware, increased requirements for privileged access and authentication, and defined stronger security controls in our agile development lifecycle. A dedicated assurance team reviews and validates the effectiveness of our security controls, and our control environment is subject to regular internal audit. The security of our global networks is also independently tested every year to assure we are maintaining the highest standards and our controls are operating effectively. We maintain independently audited information security certifications, including ISO 27001, which cover our global technology function and 15 local markets. We do more than just comply with local requirements or certifications; we actively contribute to consultations and debates on laws and regulations. We support level playing fields across regions and seek harmonised regulatory environments that provide strong security and societal benefits at a reasonable cost. Read more about our identification of cyber threat as a principal risk on page 60 New technologies We adopt new technologies to better serve our customers and gain operational efficiency. For every technology programme, new or existing, we follow our Security by Design process, evaluating suppliers’ hardware and software, modelling threats and understanding the risks before designing, implementing and testing the necessary security controls. Every new mobile network generation has brought increased performance and capability, along with new opportunities in security. During the year, we began deploying 5G core networks alongside our 5G radio networks, often described as 5G Standalone; with these networks already live in the UK and Germany. As we roll out 5G standalone, we have updated our security standards to implement the latest 5G features in our core networks. We also test security in our radio networks using independent testing companies. Open RAN is a new way of building and managing Radio Access Network (‘RAN’) components within telecommunication infrastructure. Instead of purchasing all the components from one supplier, we rely on software to implement many of these functions which are connected through open interfaces. Over time, this will create a more competitive landscape for telecoms equipment. We mitigate security risks by following our Security by Design process, identifying and mitigating threats with secure design and configuration. We also participate in the O-RAN Alliance and security working groups to standardise and strengthen the industry approach. T ech & B u s i ness Intern a l Audit Risk & Threat-based Security Assess risk Respond to events Select & design controls Deploy controls Maintain systems, threats & network M easure & Test Set Policy and Standards Se c u rit y b y D e s i g n Cy b e r P revent C y b e r D e fence Detect P r o t e c t R e s p o n d a n d r e c o v e r I d e n t i f y Business customers We also provide cyber security support to our business customers through Vodafone Business. Our products and services help our business customers of all sizes protect themselves from the evolving cyber security threat landscape and adapt to a new model of security necessitated by the adoption of hybrid working. Our portfolio of cyber security solutions for businesses is available in 16 markets and has over one million users. Our products and services leverage our global network and partnerships, such as those with Accenture, Palo Alto Networks, Trend Micro, and VMWare, to make enterprise-grade security services accessible to organisations of any size. For SOHO and SME customers our focus is on click-to-buy services covering mobile, endpoint and network security. We are also expanding our services to cover emerging challenges such as human risk mitigation, risk assessment and certification. For mid-market business customers, we offer a range of professional and managed services that provide support across the full spectrum of an organisation’s cyber security needs – assessing risk with vulnerability assessments; penetration testing and cyber exposure diagnostics; protecting the organisation with firewall management and phishing awareness campaigns; through to full scale managed detection and response, and breach response and forensics services. For larger and multinational organisations, Vodafone Business offers a range of network, endpoint and managed security solutions to enhance mobile and fixed portfolios in this segment. Operating model We have implemented an operating model based on the leading industry security standards published by the US National Institute of Standards and Technology (‘NIST’). We have an international team of over 1,000 people who are focused on constantly monitoring, protecting and defending our systems and our customers’ data. We also work with third-party experts and consultants to maintain specialist skills and continue to follow leading practice. Our scale means we benefit from global collaboration, technology sharing, deep expertise and ultimately have greater visibility of emerging threats. Although the cyber team leads on detect, respond and recover, preventative and protective controls are embedded across all of our technology and throughout the entire business.

Strategic report Governance Financials Other information 51 Vodafone Group Plc  Annual Report on Form 20-F 2022 Every employee has responsibility for cyber security and must follow the Vodafone Cyber Code, be sensitive to threats and report suspicious activity. Embedded in our Code of Conduct, the Cyber Code is the cornerstone of how we expect all employees to behave when it comes to best practice in cyber security. It consists of seven areas where employees need to follow security good practice. Our cyber security awareness programme is delivered digitally via our internal social media platform, videos and webinars. In addition, we perform regular phishing simulations across all markets and functions to raise awareness and train employees. Cyber security is included within our Doing What’s Right training programme and our latest module was launched to all English-speaking markets during the year, with translations for other markets planned during FY23. Of those assigned the English language training, 89% had completed it by 31 March 2022. We continued to run incident simulation training for our local markets during the year. The simulations used a common platform to provide CEOs and their teams a realistic experience of managing a cyber incident and exercising their responsibilities in accordance with our common approach. Click to read more about Vodafone’s Cyber Code in our Code of Conduct: vodafone.com/code-of-conduct Governance The Chief Technology Officer is the Executive Committee member responsible for managing the risks associated with cyber threats and information security. The Cyber Security Director is responsible for managing and overseeing the cyber security programme on a day-to-day basis and reports to the Chief Technology Officer. Reporting to the Cyber Security Director are the heads of the global cyber security functions and markets or regions. The local cyber security leads are part of their local management teams and responsible for the cyber agenda in their market or region. The Cyber Risk Council (‘CRC’) meets on a monthly basis, is attended by the leads from each market and function and is chaired by the Cyber Security Director. The CRC approves policies and standards, monitors cyber risk and threat and oversees key programmes. The CRC is part of a wider governance structure which includes the Group Technology Audit and Risk Committee and ultimately the Board’s Audit and Risk Committee. Key risk indicators for our most important controls and our security baseline are reported to senior management and the Executive Committee on a monthly basis. This reporting provides a granular view of progress and risk reduction. The reports also include detail on the threat landscape, policy and risk updates, vulnerability and incident data, and programme status. Cyber threats and information security are a major area of focus for the Board’s Audit and Risk Committee and detailed updates including threat landscape, risk position and security programme progress are provided at least twice a year, most recently in March 2022. The Audit and Risk Committee does deep dives into significant incidents, such as the security incident in Portugal during the year. Read more about the Audit and Risk Committee’s oversight of cyber security on pages 83 to 88 Cyber incidents As a global connectivity provider, we are subject to cyber threats, which we work to identify, block and mitigate with our robust control environment without any impact. Where a security incident occurs, we have a consistent incident management framework and an experienced team to manage our response. The focus of our incident responders is always fast risk mitigation and customer security. We actively engage with stakeholders, including academic institutions, industry and government, in order to protect Vodafone, respond to cyber threats and work together to share best practice. Given our expertise and extensive experience, we also engage with a wide range of organisations to help improve the understanding of cyber security thinking and practice, and contribute to public policy, technical standards, information sharing and analysis, risk assessment, and governance. In the event of a cyber breach, disclosure is made in line with local regulations and laws, and based on a risk assessment considering customers, law enforcement, relevant authorities and our external auditor. The European Union’s GDPR provides a framework for notifying customers in the event there is a loss of customer data as a result of a data breach and this framework is a baseline across all our markets. Vodafone holds cyber liability and professional indemnity insurance policies and these policies may cover the costs of an information security breach, in whole or in part. Vodafone Portugal incident Vodafone classifies security incidents according to severity, measured by business and customer impact. The highest severity category corresponds to a significant data breach or loss of service caused by the incident. In the past year, the only such incident was the Vodafone Portugal incident discussed below. During the incident, 4.7 million mobile and one million fixed line customers were impacted, with some customers having both services. While the network outage was significant, it was only classified as a severe network incident for 48 hours. The direct costs of the incident are estimated in the range of €5 million and are financially immaterial in the context of Vodafone Portugal’s operations and the wider Vodafone Group. In February 2022, Vodafone Portugal experienced a network outage that was caused by a deliberate cyber attack that was intended to cause disruption. No malware or malicious software was installed, and the attack method would be described as a ‘living off the land’ attack because it did not use any specialist tools. The attack relied on sophisticated social engineering, and a deep understanding of IT systems and networks. Investigations revealed that no customer data was accessed or compromised. No other Vodafone markets experienced any disruption from this incident. The outage affected the data network in Portugal. The impact was loss of some voice and data services, some TV services and enterprise and business applications across the country, as well as international connections. Home broadband and linear TV were unaffected by the attack. On detecting the incident, we utilised our global incident management framework and immediately took action to identify, contain further risk and restore services quickly. Mobile data services and interconnections with other operators were resumed within eight hours of the attack, with other services being recovered during the next 48 hours. The Vodafone Portugal CEO immediately and proactively communicated with customers, and the team used widespread online, social media and press information and articles to keep customers aware of our recovery progress. Our cyber security team is continuing the investigation of this incident and working with local law enforcement and security agencies. Other incidents We also track incidents at our suppliers and third parties. The frequency of such incidents is increasing. We contractually require our suppliers to report incidents and we manage these incidents as if they were internal. In the last financial year, one such supplier incident has been reported to the Luxembourg regulator due to its potential scope to impact the entire telecommunications industry. The supplier in question manages the netting of roaming charges between operators and reported a cyber incident in September 2021. There was a minor direct impact on Vodafone based on the investigation carried out by Vodafone and the supplier.

Strategic report Governance Financials Other information 52 Vodafone Group Plc  Annual Report on Form 20-F 2022 Responsible business (continued) Protecting people Wherever we operate, we have an opportunity to contribute to the advancement of fundamental rights for our customers, colleagues and communities. We are also conscious of the risks associated with our operations and we work hard to mitigate negative impacts, ensuring we keep people safe. Health and safety Keeping people safe is one of the most important responsibilities we hold as an employer. Our ongoing focus is to provide a safe working environment for everyone working for and on behalf of Vodafone and the communities in which we operate. We want everyone working with Vodafone to return home safely every day. Our health and safety framework provides a consistent approach to safety leadership, planning, performance monitoring, governance and assurance. Our commitment to safety does not differentiate between employees, contractors and suppliers, all of whom benefit from the same focus on preventing harm, both on worksites and when working or moving between sites. Health and safety risks We continue to focus on our key health and safety risks, which account for the majority of reported incidents and remain a focus area globally: occupational road risk, falls from height, working with electricity, and fibre operations. Road traffic incidents continue to be the primary cause of major injuries and fatalities reported globally, accounting for 41% of all reported high potential incidents within Vodafone during the year. As a result, we have maintained a specific requirement to focus on road safety and driver behaviour within our health and safety strategy and annual objectives. In addition, local market road risk controls are reviewed as part of our internal assurance plans. In recognition of our key risks, we have established the ‘Vodafone Absolute Rules’. These rules focus on risks that present the greatest potential for harm for anyone working for or on behalf of Vodafone. The Absolute Rules are clear and underpinned by a zero tolerance approach to unsafe behaviours in all of our businesses. The Absolute Rules must be followed by all Vodafone employees and contractors, as well as our suppliers’ employees and contractors. In the January 2021 Spirit Beat survey, 96% of employees agreed that the Absolute Rules are taken seriously at Vodafone. Leadership engagement The importance of senior leadership and commitment to health and safety remains key to our approach. Our senior leaders are actively engaged, carrying out regular site tours throughout the year. Despite the restrictions imposed by COVID-19, our senior leaders have continued to maintain their visibility and engagement by carrying out tours virtually, recognising the importance of connecting with teams and critical workers as they continued to maintain our networks, work in our retail stores and on customer sites. Health and safety governance Health and safety is managed through a global health and safety framework, which includes the monitoring and assessing of risks, setting targets, reviewing progress and reporting performance. Our global safety framework is based on international standards for occupational health and safety, is aligned to internationally recognised best practice, and always meets or exceeds local requirements. In addition, some of our local markets have chosen to undergo independent external certification to ISO 45001, the international standard for occupational health and safety; 49% of our business is externally certified to ISO 45001. All incidents relating to key risks and breaches of the Vodafone Absolute Rules are reported and investigated in adherence with timescales contained within our Incident Reporting Standard. We ensure that incidents are investigated in accordance with their severity, and appropriate remedial actions and improvements are identified and implemented. We strongly believe in the importance of prevention, however we also believe that every incident should be treated as an opportunity for learning and improvement. Health and safety is a high-risk policy and included within our risk and compliance governance programme. Due to restrictions introduced as a consequence of the COVID-19 pandemic, in-country audits have not been possible again this year. However, we have updated our risk control matrix to help enhance the effectiveness of the assurance programme, ensuring a single set of standards and mandatory controls that local markets self-assess against. This self-assessment process has been completed with independent oversight and quality review to ensure consistency and effectiveness. Employee engagement and consultation in arrangements for health and safety is a foundation of our approach and all markets have Health and Safety consultative committees that meet on a regular basis. Training We continue to include a health and safety module as part of our mandatory ‘Doing What’s Right’ training. The training module includes a video from our Chief Human Resources Officer demonstrating senior-level support for the Vodafone Absolute Rules. Every employee must complete the training within six weeks of joining and then typically every two years. During FY22, 90% of assigned employees working for Vodafone completed the health and safety module. Contractors are required to complete separate training relevant to their role and position. Each local market is also responsible for delivering health and safety training which supports the development of appropriate safety leadership skills, behaviours and identification of health and safety risks. Additional training is specific to an individual’s role and aligned to each market’s local safety legislation. Key performance indicators We have a global set of key performance indicators as part of our safety framework, which are reported monthly to the Executive Committee, and bi-annually to the Board: – Number of fatalities; – Number of employee lost time incidents; and – Number of top safety risks, including breaches of our Absolute Rules. After a thorough investigation, we record all fatal incidents related to our operations where we conclude that our controls were not operating as effectively as required and may have prevented the incident from occurring. We also consider circumstances where, if controls could have reasonably been enhanced, the outcome could have been different. Each fatality is presented for review at a Fatality Review Board chaired by the Chief Human Resources Officer and supported by the Global Head of Health and Safety. The presentation is led by the local market’s CEO. We also share any lessons learned from each fatality across the relevant Group functions. Any injury is one too many and any loss of life related to our operations is unacceptable. It is therefore with great regret that we record three fatalities in the year that have been determined to be within Vodafone’s control. In Vodacom Mozambique a road traffic collision between a Vodacom subcontractor’s vehicle and a third-party vehicle resulted in the deaths of two passengers in the third-party vehicle who were members of the public. In Vodafone Egypt an 18-metre mast collapsed during construction carried out by a Vodafone subcontractor and resulted in the death of one of the subcontractors. In each case, a thorough investigation was overseen by the respective local market CEO, who is responsible for ensuring that the causes of the incident are widely understood and that any necessary corrective actions are implemented. These incidents further reinforce our

53 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report Governance Financials Other information

ongoing focus to reduce the number of road risk and work at height related incidents, with a focus on Vodafone's Absolute Rules and awareness campaigns within our local communities.

We track and investigate incidents relating to our top risks and breaches of the Vodafone Absolute Rules. During the year, 656 breaches of Vodafone Absolute Rules and 476 incidents relating to our key risks were recorded. Each incident is investigated and we seek to identify the root cause and ensure suitable corrective action is taken where necessary. An investigation into each incident is conducted at a scale proportionate to the indicative level of risk.

Lost-time incident ('LTI') is the term we use when an employee is injured while carrying out a work-related task and is consequently unable to perform regular duties for a complete shift or period of time after the incident. During the year, 12 LTIs were reported, five of these occurred whilst working from home, four occurred in Vodafone offices, and two occurred on work sites. In total these incidents account for 103 lost work days. In response to the occurrence of injuries whilst working in the home, we have reinforced the requirements of our safe home working policies and guidance across all locations.

Key performance indicators

	2022	2021
Work-related injuries or ill health (excluding fatalities)		
Employees	12	7
Contractors and suppliers	30	24
Lost-time incidents ('LTI')		
Number of lost-time employee incidents[1]	12	7
Lost-time incident rate per 1,000 employees	0.11	0.06
Total recordable fatalities		
Employees	0	0
Suppliers' employees/contractors	1	0
Members of the public	2	1

Note:
1. Lost Time Incident means the loss of one or more work day as a result of injury.

COVID-19

Our response to the COVID-19 pandemic has prioritised the safety and wellbeing of our people from the outset and has continued throughout the pandemic as we responded to the emergence of new variants and the impact of cases varying across our footprint. An agile approach to the changing situation was coordinated by the COVID-19 Business Continuity Plan programme management team, in line with World Health Organization Guidance and industry best practice, chaired by the Chief Human Resources Officer.

Whilst the global reporting of positive employee cases is no longer a requirement across all countries, we continue to review incidence rates with local teams, to identify any locations or functions requiring focus and ensuring controls are adequate or if they require strengthening.

During the pandemic, we supported employees by ensuring:

- Local plans were in place to ensure all employees had a safe place to work, whether they are working on site or at home. We supported employees with access to offices whenever possible, for instance when it was required to better protect their personal safety. We also maintained guidance for employees with underlying health conditions, where we ensured they were able to engage and connect with their teams productively.
- Access to physical, mental health and wellbeing support.
- Digital learning was available to all employees and their families.
- We continued to support Future Ready Vodafone and return to our office plans.
- We continued to be flexible with policies as required by local conditions while exploring other policies that we could adjust/implement.

During the year, our focus has shifted to support Future Ready Vodafone, ensuring our hybrid working plans are safe and effective, and mental health and wellbeing is supported. We recognise that there will be a range of perspectives towards the risks as we shift to the endemic phase and the need to ensure those at greatest health risk have the support and protection they need. Going forward, we will continue to listen and adjust as we embed hybrid working and the Future Ready Vodafone strategy.

Read more about our Future Ready Vodafone strategy on page 22

We are confident that our flexible approach remains appropriate to ensure the health, safety and wellbeing of our people and suppliers who work with us, however we will continue to assess and monitor the risks and adjust our approach in light of any material changes. We are capturing the lessons learned from our response to the pandemic phase and building them into our plans for future pandemic response teams and to maintain our overall business resilience capability.

Read more about employee wellbeing on page 22

Mobiles, masts and health

The health and safety of our customers and the wider public has always been, and continues to be, a priority for us. Our masts fully comply with national guidelines, which are typically based on, or go beyond, international guidelines set by the independent scientific body, the International Commission for Non-Ionizing Radiation Protection ('ICNIRP'). There has been scientific research on mobile frequencies for decades, including those used by 5G. If exposure is within national guidelines, the scientific consensus is that there is no adverse impact on health.

We continually monitor and evaluate our mobile networks to make sure we meet all regulations. In addition, all the products we sell are rigorously tested to ensure they comply with international safety guidelines.

As well as complying with national regulations, where our markets have rolled out 5G, we have implemented a 'Smart PowerLock' ('SPL') feature. This innovative technology, designed for use with adaptive antennas used for 5G, ensures that the transmitted radio frequency power of the antenna is always below a threshold when averaged over a predefined time window. This guarantees compliance with electromagnetic field ('EMF') regulations under all possible operating conditions for 5G sites. This is now one of many software features that are routinely activated when a new 5G site is commissioned. SPL also includes counters, so it is possible to retrieve them to build evidence of compliance over several past days/weeks for a given site if needed by regulators. The feature has been accepted by regulators as effective.

Science monitoring

Scientific reviews have made a vital contribution to establishing industry guidelines and standards. We follow the results of these independent expert reviews to understand developments in scientific research related to mobile devices, base stations and health.

In February 2022, an EU-funded scientific study into the effect of mobile phone use on children and young people was published. The case study was conducted between 2010 and 2015 across 14 countries with more than 2,000 participants aged 10-24 years. The study found no evidence of a causal association between wireless phone use and brain tumours.

We fund research into mobile devices, base stations and health through funding bodies such as national governments to ensure that the research remains independent of industry influence, including our own. We also respond to requests from bodies conducting research by providing technical advice and information on the use of mobile devices. This helps to ensure scientists have access to the best-quality information available.

Strategic report Governance Financials Other information 54 Vodafone Group Plc  Annual Report on Form 20-F 2022 Responsible business (continued) COVID-19 In the past year, we have not seen any further instances of damage to masts and base stations incited by unproven, unsubstantiated theories alleging links between COVID-19 and 5G. Our markets used a common strategy to rebut the misinformation and condemn arson attacks on our base stations. In partnership with other operators, we have provided clear messages that there is no scientific evidence to link the spread of COVID-19 to 5G. Operating model We have robust governance mechanisms in place and conduct regular compliance assessments to ensure that our masts and devices meet the standards set by the Group policy and national regulations. During the year, the Group EMF leadership team met four times and reported directly to the Executive Committee and the Board. We conduct network measurements and calculations of EMF exposure from the network masts and review the test reports we receive on EMF testing on devices. During the year, end-to-end compliance reviews in two of our European markets demonstrated robust and optimised EMF risk management, with examples of best practice to share across our footprint. All Vodafone markets also participated in a compliance self-assessment programme with assurance provided through our compliance team. Human rights We want to make sure that we have a positive impact on people and society, which includes respecting human rights in all our operations. We are a long-standing member of the UN Global Compact and follow the United Nations Guiding Principles on Business and Human Rights, which guide our approach. Click to read more about our human rights approach: vodafone.com/human-rights The risks to people working in our supply chain are another area of focus for us. We manage these risks through our supply chain management programme which assesses our suppliers for indicators such as forced labour and other risks to human rights, such as health and safety. We also believe in supporting the responsible sourcing of minerals globally. Although we do not source minerals ourselves, we follow the best practice of the OECD Due Diligence Guidance to understand whether our manufactured products include minerals which have been sourced from smelters taking a responsible approach to sourcing. Click to read more about our Conflict Minerals Reports and Statement: vodafone.com/responsibleminerals Our human rights programme also addresses a broader range of human rights risks, such as those relating to the design and deployment of artificial intelligence, children’s rights, data ethics and risks we may become connected with through our broader value chain, such as enterprise customers or partner markets. Our approach We conduct due diligence to help make sure that we respect human rights. Due diligence comes in various forms and at different moments in our operations: it may be an independent human rights risk assessment for a new market entry as we did for Ethiopia during the year, a thematic impact assessment such the child rights assessment completed in FY21 and actioned this year, or it may be the ongoing assessments we do when considering new markets. The nature of our business also means that we often grapple with novel issues concerning data ethics: for example, this year our Purpose and Reputation Steering Committee considered the right balance between our GDPR obligations to safeguard customer information, and our responsibility to respect our employees’ privacy when working with such data from home. The committee also approved principles to underpin our Artificial Intelligence Framework which helps to determine which uses of artificial intelligence require higher levels of approval within Vodafone. Click to read more about our Artificial Intelligence Framework: vodafone.com/ai-framework We follow up assessments with mitigating actions, such as contractual commitments to respect human rights in our partner market agreements, and in our enterprise customer contracts. Last year we reported that we had conducted a child rights assessment. This year we have started to implement the recommendations focusing first on updating our child protection policy for the digital world, to a broader children’s rights policy. Anyone who works for us can use Speak Up to raise concerns about human rights issues. For example, this year we received a query relating to our use of suppliers and their reputation for responsible business conduct with respect to their work with customers other than Vodafone. The case was investigated and discussed by our Purpose and Reputation Steering Committee, and as a result contractual assurances to respect human rights were put in place with the supplier. Governance The Chief External and Corporate Affairs Officer oversees our human rights programme and is a member of the Executive Committee. The senior human rights manager manages our programme, with the support of a cross-functional internal Human Rights Advisory Group, comprising senior managers responsible for: privacy, security, responsible sourcing, and diversity and inclusion, amongst others. We report regularly on our progress to the Purpose and Reputation Steering Committee, which assists the Executive Committee in fulfilling duties with regards to our purpose, reputation management and policy. Our Human Rights Policy Statement details how we do this, and is backed up by our internal Human Rights Policy which sets out how our people must ensure we respect human rights, including steps to take through our other aligned policies, such as those covering child protection, conflict minerals, health, safety and wellbeing, human resources, privacy management and law enforcement assistance. Click to read our Human Rights Policy Statement: vodafone.com/human-rights-policy-statement Human rights risks As a global telecommunications operator, we connect people. This means that our most significant human rights risks relate to our customers’ rights to privacy (concerning their data that we safeguard) and freedom of expression (in terms of their access to information, through the connections we provide). Local laws and regulations can mandate that telecommunications operators must provide assistance to governments, and we must comply with lawful government requests as part of our operating licences. This might include the disclosure of customer information, or limiting access to digital networks and services. However, our internal law enforcement assistance policy guides us on how to do this in a rights-respecting way. We also publicly advocate for these powers to conform to international human rights standards both through our own transparency reporting and our membership of the Global Network Initiative (‘GNI’). Click to read more about how we handle law enforcement demands: vodafone.com/ handling-law-enforcement-demands Click or scan to watch a video summarising our human rights approach: investors.vodafone.com/videos

Strategic report Governance Financials Other information 55 Vodafone Group Plc  Annual Report on Form 20-F 2022 Our approach When new suppliers tender for work, they are asked to demonstrate policies and procedures that support safe working, diversity in the workplace and to address carbon reduction, renewable energy, plastic reduction, circular economy and product life-cycle which account for up to 20% of the overall evaluation criteria. Commitments made by our suppliers are assessed against our own purpose strategy with respect to diversity & inclusion (5%), the environment (5%) and health & safety (10%) in categories where there is a safety risk. We have included purpose criteria in all FY22 tenders. Our requirements are backed up by risk assessments, audits and operational improvement processes, which are included in suppliers’ contractual commitments. Some site audits are conducted by the Joint Alliance for CSR (‘JAC’), formerly known as the Joint Audit Cooperation, an association of telecommunications operators established to improve ethical, labour and environmental standards in the technology supply chain, which Vodafone chairs. This year, 71 site assessments were conducted (either by Vodafone or through JAC). This year we have launched an improved supplier qualification process which uses a risk based assessment to review compliance for any new suppliers across 13 countries. The roll-out to remaining operations is subject to consultation with the respective workers’ councils. We report on our approach to preventing modern slavery and human trafficking in our business and supply chain in our annual Modern Slavery Statement. Click here to read our Modern Slavery Statement: vodafone.com/modern-slavery-statement Governance The Chief Financial Officer oversees our supply chain and is a member of the Executive Committee and Board. Reporting to the Chief Financial Officer, the Chief Executive Officer of the VPC is responsible for the implementation of our Code of Ethical Purchasing. Progress is reported regularly to the Vodafone Procurement Company Board. Procurement is a highly centralised function within the business, with the majority of our external spend managed by VPC. This enables us to maintain a consistent approach to supplier management and makes it easier to monitor and improve supplier performance across our markets. Collaboration We play our part in developing the global understanding of what businesses should do to respect human rights. We are a member of the Global Network Initiative, alongside other initiatives such as the United Nations B-Tech Project which convenes business, civil society and government to advance implementation of the UN Guiding Principles in the tech sector. This year, we were recognised in the Global Child Forum Benchmark, the State of Children’s Rights and Business 2021, as a leader and the top scoring company in the Technology and Telecommunications sector. Responsible supply chain We spend approximately €24 billion a year with around 9,000 direct suppliers around the world to meet our businesses’ and customers’ needs across network infrastructure, IT and services related to fixed lines, mobile masts and data centres that run our networks. The majority of our external spend is managed by our Vodafone Procurement Company (‘VPC’), based in Luxembourg, and our shared services (‘_VOIS’), based in Ahmedabad, India. Our next largest area of spend is on the products we sell to our customers, including mobile phones, tablets, SIM cards, broadband routers, TV set-top boxes and IoT devices. This centralised approach helps to ensure that we maintain a consistent approach to supplier management across Vodafone, from on boarding and vetting a supplier, to raising orders and paying for delivered goods and services. Supply chain risks The main risks in our supply chain relate to three key areas: health and safety matters related to non-compliant fire safety measures; excessive working hours compounded by COVID-19 disruption and environmental matters related to non-compliant chemical storage and lack of carbon reduction programmes. This year, these three risks made up 77% of all non-compliances found in our supply chain through our assessments. Suppliers that do not meet our standards are provided with a corrective action plan to address any areas for improvement and are required to submit evidence that this has been completed. Policy Every supplier that works for Vodafone is required to comply with our Code of Ethical Purchasing. These commitments extend down through the supply chain so that a supplier with which we have a direct contractual relationship (Tier 1 supplier) in turn is required to ensure compliance across its own direct supply chain (Tier 2 supplier from Vodafone’s perspective) and beyond. The Code of Ethical Purchasing is based on international standards, including the Universal Declaration of Human Rights and the International Labour Organization’s Fundamental Conventions on Labour Standards. It stipulates the social, ethical, and environmental standards that we expect, including areas such as child and forced labour, health and safety, working hours, discrimination and disciplinary processes. Click here to read our Code of Ethical Purchasing: vodafone.com/code-of-ethical-purchasing

Strategic report Governance Financials Other information 56 Vodafone Group Plc  Annual Report on Form 20-F 2022 Responsible business (continued) Anti-bribery and corruption At Vodafone, we support and foster a culture of zero tolerance towards bribery or corruption in all our activities. Our anti-bribery policy Our policy on this issue is summarised in our Code of Conduct and states that employees or others working on our behalf must never offer or accept any kind of bribe. Our anti-bribery policy is consistent with the UK Bribery Act and the US Foreign Corrupt Practices Act, and provides guidance about what constitutes a bribe and prohibits giving or receiving any excessive or improper gifts and hospitality. Any policy breaches can lead to dismissal or termination of contract. Click here to read our Code of Conduct: vodafone.com/code-of-conduct Facilitation payments are strictly prohibited and our employees are provided with practical training and guidance on how to respond to demands for facilitation payments. The only exception is when an employee’s personal safety is at risk. In such circumstances, when a payment under duress is made, the incident must be reported as soon as possible afterwards. To support our approach, Vodafone is also a member of Transparency International UK’s Business Integrity Forum. Governance and risk assessment Our Chief Executive and Executive Committee oversee our efforts to prevent bribery. They are supported by local market Chief Executive Officers, who are responsible for ensuring that our anti-bribery programme is implemented effectively in their local market. They in turn are supported by local specialists and by a dedicated Group team that is solely focused on anti-bribery policy and compliance. The Risk and Compliance Committee assists the Executive Committee in fulfilling duties with regards to risk management and policy compliance. As part of our anti-bribery programme, every Vodafone business must adhere to minimum global standards, which include: – Ensuring there is a due diligence process for suppliers and business partners at the start of the business relationship; – Completion of the global e-learning training for all employees, as well as tailored training for higher risk teams; and – Using Vodafone’s global online gift and hospitality registration platform, as well as ensuring there is a process for approving local sponsorships and charitable contributions. The risks we face evolve constantly but broadly fall into the areas summarised in the table below, which outlines the principal risk categories and the mitigation measures adopted. Business integrity We are committed to ensuring that our business operates ethically, lawfully and with integrity wherever we operate as this is critical to our long-term success. Tax and economic contribution As a major investor, taxpayer and employer, we make a significant contribution to the economies of the countries where we operate. In addition to direct and indirect taxation, our financial contributions to governments also include other areas such as radio spectrum fees and spectrum auction proceeds. Scan or click to watch our Group Head of Tax summarise our approach to taxation: investors.vodafone.com/videos Tax transparency Our most recent tax report sets out our total contribution to public finances on a cash-paid basis for both 2019 and 2020. In 2021, we contributed, directly and indirectly, more than €9.6 billion to public finances worldwide, compared with €9.4 billion in 2020. The year-on-year increase was due to higher spectrum payments in 2021. In 2021, we paid €2.4 billion in direct taxes, including more than €1.1 billion in corporate income taxes, nearly €1.5 billion via non-taxation based revenue mechanisms, such as payments for the right to use spectrum, and collected nearly €5.7 billion of indirect taxes for governments around the world. Acting with integrity in the creation and execution of our tax strategy, policies and practices is absolutely core to our approach to tax, as is our commitment to transparency. We disclose our financial contributions to governments at a country level, as we believe this is an important way to demonstrate that it is possible to achieve an effective balance between a company’s responsibilities to society as a whole, through the payment of taxes and other government revenue-raising mechanisms, and its obligations to its shareholders. The information we share aims to help our stakeholders understand our approach, policies and principles. We also share our views on key topics of relevance, including the latest on the taxation of the digital economy, as well as publishing our OECD country-by-country disclosure, as submitted to the UK’s tax authority (HMRC), as well as how our disclosures compare to the B Team tax principles and the requirements of the Global Reporting Initiative. Our tax report for 2022 will be published by the end of the year, following the submission of our tax returns and payment of all applicable taxes. Click here to read more about our tax and economic contribution to public finances: vodafone.com/tax

Strategic report Governance Financials Other information 57 Vodafone Group Plc  Annual Report on Form 20-F 2022 Risk Response Operating in high-risk markets We undertake biennial risk assessments in each of our local operating companies and at Group, so we can understand and limit our exposure to risk. Business acquisition and integration Anti-bribery pre and post acquisition due diligence is carried out on a target company. Red flags identified during the due diligence process are reviewed and assessed. Following acquisition, we implement our anti-bribery programme. Spectrum licensing To reduce the risk of attempted bribery, a specialist spectrum policy team oversees our participation in all negotiations and auctions. We provide appropriate training and guidance for employees who interact with government officials on spectrum matters. Building and upgrading networks Our anti-bribery policy makes it clear that we never offer any form of inducement to secure a permit, lease or access to a site. We regularly remind all employees and contractors in network roles of this prohibition, through tailored training sessions and communications. Working with third parties Suppliers and other relevant third parties working for or on behalf of Vodafone, must comply with the principles set out in our Code of Conduct and Code of Ethical Purchasing, as well as have programmes in place to ensure suppliers’ employees and contractors are aware of these policies. Third-party due diligence is completed at the start of our business relationship with suppliers, other third parties and partners. Through their contracts with us, our suppliers, partners and other third parties make a commitment to implement and maintain proportionate and effective anti-bribery compliance measures. We regularly remind current suppliers of our policy requirements and complete detailed compliance assessments across a sample of higher-risk and higher-value suppliers. Select high-risk third parties are trained to ensure awareness of our zero-tolerance policy. Winning and retaining business We provide targeted training for our Vodafone Business and Partner Markets sales teams. In addition, we also maintain and monitor a global register of gifts and hospitality to ensure that inappropriate offers are not accepted or extended by our employees. Engaging employees to raise awareness of bribery risk We run a multi-channel high-profile global communications programme, ‘Doing What’s Right’, to engage with employees and raise awareness and understanding of the policy. The ‘Doing What’s Right’ programme features e-learning training, including a specific anti-bribery module. The latest anti-bribery module, DWR 3.0, was launched in September 2021 and is a video-based module requiring employees to identify risks they see playing out in the conversations on screen. Currently approximately 80% of the employees that were assigned the training have completed it and the training has received a five star rating from employees. For higher-risk employees, additional tailored training programmes are used to cover relevant scenarios for those employees. Assurance Implementation of the anti-bribery policy is monitored regularly in all local markets as part of the annual Group assurance process, which reviews key anti-bribery controls. Due to the challenging travel conditions during the year, self-assessments and quality reviews were undertaken instead of local market visits in Egypt, Lesotho, Vodafone Procurement Company and Vodafone Roaming Services. We also conducted a thematic review across the key areas of high-risk sales intermediaries and representatives, and provided training to high-risk employees in Czech Republic, Ireland, Portugal and Romania. Further to this, Internal Audit completed audits of the anti-bribery programme in a number of local markets in Europe and Africa. The reviews demonstrate good implementation of the anti-bribery programme. Some areas for improvement relating to third-party risk management and training of high-risk employees were identified and appropriate action plans to improve the control environment were put in place.

58 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report Governance Financials Other information

Non-Financial information

Non-financial information statement

The table below outlines where the key content requirements of the non-financial information statement can be found within this document (as required by sections 414CA and 414CB of the Companies Act 2006).

Vodafone's sustainable business reporting also follows other international reporting frameworks, including the Global Reporting Initiative, the SASB Standards, CDP and GHG Reporting Protocol.

Click to download our ESG Addendum: **investors.vodafone.com/esgaddendum**

Click to read our SASB disclosures: **investors.vodafone.com/sasb**

Reporting requirement	Vodafone policies and approach	Section within Annual Report	Page(s)
Environmental matters	Planet performance	Planet	41-44
	Climate change risk	Principal risk factors and uncertainties	59-67
Employees	Code of Conduct	Responsible business and anti-bribery and corruption	47, 56
	Occupational health and safety	Health and safety	52-53
	Diversity and inclusion	Workplace equality	38-40
Social and community matters	Driving positive societal transformation performance	Inclusion for All	36-40
		Digital Society	44-45
	Stakeholder engagement	Stakeholder engagement	14-15
	Mobiles, masts and health	Mobiles, masts and health	53-54
Human rights	Human rights approach	Human rights	54-55
	Code of Ethical Purchasing	Responsible supply chain	55
	Modern Slavery Statement	Responsible supply chain	55
Anti-bribery and corruption	Code of Conduct	Responsible business	47
	Anti-bribery policy	Anti-bribery and corruption	56
	Speak Up process	Responsible business	47
Policy embedding, due diligence and outcomes		Purpose, sustainability and responsible business	36-57
		Principal risk factors and uncertainties	59-67
Description of principal risks and impact of business activity		Principal risk factors and uncertainties	53-67
Description of business model		Business model	10
Non-financial key performance indicators		Financial and non-financial performance	4-5
		Purpose, sustainability and responsible business	36-57

UK Streamlined Energy and Carbon Reporting ('SECR')

In accordance with SECR requirements, this provides a summary of GHG emissions and energy data for Vodafone UK, in comparison with global performance.

	Group (excluding Vodafone UK)	Vodafone UK	Vodafone UK % proportion of Group data
Scope 1 GHG emissions (million tonnes CO_2e)	0.26	0.01	4
Scope 2 market-based GHG emissions (million tonnes CO_2e)	0.78	0.03	4
Scope 2 location-based GHG emissions (million tonnes CO_2e)	1.85	0.13	7
GHG emissions per EUR million of revenue (tonnes of CO_2e)	26.77	7.35	–
Total energy consumption (GWh)	5,261	664	13

Strategic report Governance Financials Other information 59 Vodafone Group Plc  Annual Report on Form 20-F 2022 Overview of risk governance structure Principal risk factors and uncertainties Board/Audit and Risk Committee – Provide oversight for the Vodafone Group – Discuss, challenge and make a robust assessment of principal and emerging risks – Ensure appropriate risk culture is embedded throughout the organisation Local oversight committees Provide oversight for the local risk management programme Local risk managers Contact point for each market/entity on risk, facilitate all activities as defined by the global risk management framework Local market CEOs Set local objectives, identify priority risks and align tolerance levels with the Vodafone Group guidance Local risk owners Senior managers in local management teams are responsible for local risks and the local risk programme to manage, measure, monitor and report on the risks Risk and Compliance Committee – Reviews principal, watchlist and emerging risks – Reviews effectiveness of risk management across the Group Group risk team – Responsible for the application of the global risk management framework – Supports the Board/ExCo by creating programmes to strengthen our risk culture Group risk owners – ExCo risk owners have responsibility for management of the risk assigned to them – Senior executive risk champions identify and implement mitigating actions Assurance Business assurance functions Review and provide assurance over business controls for the Group and local markets Internal Audit Supports the Audit and Risk Committee in reviewing the effectiveness of the global risk management framework and management of individual risks Vodafone Group Local markets or Group entities Managing risks and uncertainties is an integral part of successfully executing our strategic objectives and delivering our long-term success. Risks are not static and as the environment changes, so do risks – some diminish or increase, while new risks appear. Identifying our risks The objective of the risk management function is to make risk meaningful and relevant to the delivery of the Vodafone strategy, acting as an enabler that helps make informed decisions across both the Group and our local markets. We take an end-to-end approach to risk management within Vodafone. We start by identifying and assessing risks which could affect the local strategy and operations in all local markets and Group entities. A consolidated list of these risks is then presented to a selection of Group senior leaders and executives, alongside the outputs from our external risk scanning exercise. Applying a Group-wide perspective, these executives evaluate and determine the top risks warranting further exploration. The proposed principal risks (pages 60 to 63), emerging risks and risk watchlist (page 64) are agreed by our Executive Committee (‘ExCo’) before being submitted to the Audit and Risk Committee and the Board for scrutiny and approval. Identifying our risks Managing our risks We assign each of our risks to a category (strategic, operational or financial – see next page) and identify the source of the threat (internal or external). This approach enables a better understanding of how we should treat the risk and provide the right level of oversight and assurance. Executive risk owners are accountable for confirming adequate controls are in place and that the necessary treatment plans are implemented to bring the risk within an acceptable tolerance level. We continue to monitor the status of our risk treatment plans across the year and perform in-depth reviews of our risks which are presented to the relevant oversight committees. Read more about the Audit and Risk Committee on pages 83 to 88 We also develop severe but plausible scenarios for each principal risk, which provide additional insights into possible threats and enable a better risk treatment strategy. Scenarios are also used for the purpose of assessing our viability. Read more about our viability statement on page 65 The diagram below shows a simplified, high-level governance structure for risk management.

60 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Principal risk factors and uncertainties (continued)

Risk categorisation and interdependencies

By analysing the correlation between risks, we can identify those that have the potential to impact or increase other risks and ensure they are weighted appropriately.

This exercise also informs our scenario analysis, particularly the combined scenario used in the long-term viability statement.

Read more about our viability statement on page 65

Strategic

Risks affecting the execution of our strategy:

- A Adverse political and policy environment
- B Strategic transformation
- C Disintermediation
- D Infrastructure competitiveness
- E Portfolio transformation
- F Adverse market conditions

Financial

Risk related to our financial status, standing and continued growth:

- G Adverse changes in macroeconomic conditions

Operational

Risks impacting our operations:

- H Cyber threat
- I Supply chain disruption
- J Technology resilience and future readiness

Risk order is based on the category and not risk ranking


Strategic
Operational
Financial
A
B
C
D
E
F
G
H
I
J

Key: External Internal ···· Bidirectional —— Unidirectional

Principal risks

Cyber threat

Description

An external attack, insider threat or supplier breach has in the past and may in the future cause service interruption or confidential data breaches.

Risk ranking movement

Risk owner Group Technology Officer

Our strategy

Scenario

Each year we model a severe but plausible scenario. These have included attacks on core infrastructure, a bulk data breach and loss of major customer facing systems. We perform regular cyber crisis simulations with senior management in our markets and Group functions using a tailored set of scenarios.

Emerging threats

Cyber risk is constantly evolving in line with technological and geopolitical developments. We anticipate threats will continue from existing sources, but also evolve in areas such as 5G, IoT, vendor software integrity, quantum computing and the use of AI and machine learning.

Read more about cyber and an incident that affected Portugal under 'Vodafone Portugal incident' on page 51, which is incorporated herein by reference

Year-on-year risk ranking movement

- Increasing
- Decreasing
- No change
- NEW New risk

Our strategy

Customer commitments	Enabling strategies
Best connectivity products & services	Simplified & most efficient operator
Leading innovation in digital services	Social contract shaping digital society
Outstanding digital experiences	Leading gigabit networks

Strategic report Governance Financials Other information 61 Vodafone Group Plc  Annual Report on Form 20-F 2022 Supply chain disruption Adverse political and policy environment Strategic transformation Customer commitments Best connectivity products & services Leading innovation in digital services Outstanding digital experiences Our strategy Enabling strategies Simplified & most efficient operator Social contract shaping digital society Leading gigabit networks Description Disruption in our supply chain could mean that we are unable to execute our strategic plans, resulting in increased cost and reduced choice as well as service quality. Description An adverse political and policy environment could impact our strategy and result in increased costs, create competitive disadvantage or have negative impact on our return on capital employed. Description Failure to effectively execute the transformational activities to deliver on our strategy could result in loss of business value and/or additional cost. Scenario Political decisions or environmental disasters affecting our ability to use equipment from specific vendors could cause trade and supply chain disruptions. Emerging threats We are reliant on a number of key suppliers, capable of providing infrastructure needed to run our network or products needed to sell to our customers, who in turn require critical components such as chipsets, which could be adversely impacted by global supply disruption factors. Changes in political landscape, outside of Vodafone’s control, for example, between US and China or long-term impacts from the war in Ukraine may significantly impact upgrading and maintaining our network or impact product availability when requested by our customers. Disruption may lead to an increase in our costs from areas such as higher raw material prices, energy and shipping costs. Scenario Exposure to additional liabilities and reputational damage, triggered by policy maker and/or regulatory authority interventions, or if tax laws were to adversely change in the markets in which we operate. Emerging threats Regulations are becoming geographically more diverse and fragmented with increases in protectionist behaviours, re-emergence of preference for national champions, tax increases and heightened demands from an ESG perspective. Scenario The inability to achieve the expected benefits through transformation activities whilst evolving to a new generation connectivity and digital services provider for Europe and Africa. Emerging threats The increased pace of change in the organisation means we have to monitor and maintain the required culture and skillset to support our transformational initiatives. Competitors in the new service categories are digital native, so transforming our agile delivery capabilities will be critical. Externally, as customer behaviours and their preferences change, we might have to adapt our transformation programmes accordingly. Risk ranking movement Risk owner Chief Financial Officer Our strategy NEW Risk ranking movement Risk owner Chief External and Corporate Affairs Officer/ Chief Financial Officer Our strategy Risk ranking movement Risk owner Chief Commercial Officer/ Chief Human Resources Officer Our strategy Year-on-year risk ranking movement Increasing Decreasing No change New risk NEW

62 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Principal risk factors and uncertainties (continued)

Disintermediation

Description

Failure to effectively respond to threats from emerging technology or disruptive business models could lead to a loss of customer relevance, market share and new/existing revenue streams.

Risk ranking movement Increasing

Risk owner Chief Commercial Officer/ CEO Vodafone Business

Our strategy Best connectivity products & services; Leading innovation in digital services; Outstanding digital experiences; Leading gigabit networks

Scenario

Large technology players invest in products impacting our customer relationships, cannibalising existing revenues and limiting future growth opportunities in digital services in Vodafone Business.

Emerging threats

Emerging risks span both Consumer and Business segments. In the Consumer segment, the growing choice of communication solutions could threaten our core business, while streaming services could threaten our TV business. In the Business segment, large technology players could attempt to move further along the telecommunication sector's value chain.

Adverse changes in macroeconomic conditions

Description

Adverse changes to economic conditions could result in reduced customer spending, higher interest rates, adverse inflation, or foreign exchange rates. Adverse conditions could also lead to limited debt refinancing options and/or increase in costs.

Risk ranking movement No change

Risk owner Chief Financial Officer

Our strategy Best connectivity products & services; Social contract shaping digital society; Leading gigabit networks

Scenario

A severe contraction in economic activity leads to lower consumer spending and lower cash flow generation for the Group and disruption in global financial markets impacts our ability to refinance debt obligations as they fall due.

Emerging threats

Because this is an externally driven risk, the threat environment is continually changing. External factors such as the war in Ukraine or a potential sovereign debt crisis could have future impacts on economic activity across our markets. The financial markets are currently experiencing high levels of volatility, and both sovereign debt and inflation have reached record levels. These could lead to a significant change in the availability and cost of capital.

Infrastructure competitiveness

Description

Failure to meet customers' expectations with best available broadband technology in our fixed and mobile networks could lead to loss of revenue.

Risk ranking movement NEW

Risk owner Group Technology Officer

Our strategy Best connectivity products & services; Simplified & most efficient operator; Leading gigabit networks

Scenario

Competitors target our customers by overbuilding our fixed connectivity network or accelerating their deployment of 5G mobile connectivity network or data usage growth accelerates, requiring us to accelerate the rate of investment or become uncompetitive through underinvesting

Emerging threats

New and emerging applications require not just low latency but also low jitter (no variation in latency). High-end gaming, Augmented reality/Virtual reality and future Metaverse applications using holographic displays and haptic feedback sensors for immersive experiences may require higher upstream speeds with low latency and low jitter which is a challenge today for both fixed and mobile networks.

Year-on-year risk ranking movement

- Increasing
- Decreasing
- No change
- NEW New risk

Our strategy

Customer commitments
- Best connectivity products & services
- Leading innovation in digital services
- Outstanding digital experiences

Enabling strategies
- Simplified & most efficient operator
- Social contract shaping digital society
- Leading gigabit networks

63 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Portfolio transformation

Description
Failure to effectively execute on plans to transform and shape the portfolio could result in failure to deliver growth in revenue and improved returns.

Risk ranking movement NEW

Risk owner Chief Executive/ Chief Financial Officer

Our strategy

Scenario
We are not an active participant of in-market consolidation in key markets and do not benefit from the resulting synergies.

Emerging threats
Regulatory approach to in-market consolidation may not change in the direction expected, limiting opportunities for value accretive in-market consolidation. The cost of financing transactions could also be impeded by a higher cost of capital with the current inflationary environment resulting in increased interest rates.

Adverse market conditions

Description
Increasing competition could lead to price wars, reduced margins, loss of market share and/or damage to market value.

Risk ranking movement No change

Risk owner Chief Commercial Officer

Our strategy

Scenario
Aggressive pricing, accelerated customer losses to aggressive low value players on mobile and fixed, and disruptive new market entrants in key European markets result in greater customer churn and pricing pressures impacting our financial position.

Emerging threats
While emerging threats often depend on individual market structures and the competitive landscape, external factors such as the war in Ukraine and the pandemic present common global trends. The global sanctions, global energy prices, and record high inflation levels could potentially threaten disposable income available for connectivity.

Technology resilience and future readiness

Description
Network, IT or platform outages and/or any delays delivering our IT modernisation programme could lead to dissatisfied customers and/or impact revenue.

Risk ranking movement NEW

Risk owner Group Technology Officer

Our strategy

Scenario
A major outage in a critical data centre could reduce service to customers, affecting revenue and reputation.

Emerging threats
Extreme weather events may increase the likelihood or frequency of technology failure. Additionally, deliberate attacks on national critical infrastructure could increase during war or volatile periods. For IT transformation the increasing pace of change of customer needs and the market environment may have an impact on the scope and timeliness of the transformation programmes, thereby increasing the likelihood that they do not deliver the benefits they set out to achieve.

Year-on-year risk ranking movement
- Increasing
- Decreasing
- No change
- New risk

Our strategy

Customer commitments
- Best connectivity products & services
- Leading innovation in digital services
- Outstanding digital experiences

Enabling strategies
- Simplified & most efficient operator
- Social contract shaping digital society
- Leading gigabit networks

Strategic report Governance Financials Other information 64 Vodafone Group Plc  Annual Report on Form 20-F 2022 Key changes to our principal risks: – The scope of the Strategic transformation principal risk has been clarified to focus on sub-risks that are more within our control internally. We have included product innovation and delivery as a sub-risk, which was previously reported in the Disintermediation principal risk. The Portfolio transformation element has been removed and now forms a standalone risk. – A new risk Supply chain disruption has been introduced. This risk expands on the geopolitical elements, (previously covered within Geopolitical risk in supply chain principal risk) and covers a broader range of supply chain risks. – Technology failure has been combined with IT transformation in a new risk Technology resilience and future readiness. – Global economic disruption has been renamed Adverse changes in macroeconomic conditions. The risk includes inflation, interest rates and exchange rates, in addition to liquidity and market access which were included in previous years. – A new risk, Infrastructure competitiveness, was included as a principal risk. – Legal and regulatory compliance has been removed from the principal risk list, however, it will still be tracked through our risk watchlist (see section below). Watchlist risks Our watchlist risk process enables us to monitor material risks to Vodafone Group which fall outside of our top principal risks list. These include, but are not limited to: Legal compliance The legal compliance risk is made up of multiple sub-risks (sanctions and trade controls, competition law, anti-bribery and anti-money laundering). Read more about ‘Doing What’s Right’ training on page 47 Data management and privacy As data volumes continue to grow and regulatory and customer scrutiny increases, it is important that we manage our privacy risks effectively. We categorise data privacy risk into three main areas: – Collection: collection of personal data without permissions or excessive collection of data; – Access & use: use of personal data for unauthorised purposes, excessive data retention or poor data quality; and – Sharing: unauthorised disclosure of personal data, including supplier non-compliance with the law or our own policies. Read more about privacy on pages 47 to 49 Electromagnetic field (‘EMF’) The health and safety of our customers and the wider public has always been, and continues to be, a priority for us. We know that some people are concerned about whether there are risks to health from mobile phones and radio masts. We refer to the current body of scientific evidence so that the services and products we provide are within prescribed safety limits and adhere to all relevant standards and national laws. Climate change As part of our commitment to operate ethically and sustainably, we are dedicated to understanding climate-related risks and opportunities and embedding responses to these into our business strategy and operations. Material climate-related risks Physical risks: – Damage to infrastructure caused by increasing frequency and severity of extreme weather events, including wildfires, flooding, and storms – Damage to infrastructure caused by sea level rise – Interruption or reduction in the quality of our wireless services due to increased precipitation Transition risks: – Changing consumer preferences impacting our revenues and market share – Increasing energy consumption due to increased global temperatures – Changing cost of carbon impacting costs to meet our net zero traget – Increasing risk of litigation around climate action – Increase in carbon taxation – Changes in regulation over infrastructure efficiency – Increasing scrutiny from investors and failure to meet environmental targets impacting reputation – Third-party dependency impacting our ability to meet carbon targets and improve efficiencies Read more about the Task Force on Climate-related Financial Disclosures (‘TCFD’) on pages 66 to 67 Emerging risks We face a number of uncertainties where an emerging risk may potentially impact us in the longer term. In some cases, there may be insufficient information to understand the likelihood, impact or velocity of the risk. We also might not be able to fully define a mitigation plan until we have a better understanding of the threat. We continue to identify new emerging risk trends, using the input from analysis of the external environment. Furthermore, we have strengthened the identification process by involving our functional experts and our global risk community in this emerging risk scanning exercise. Once the emerging risks are prioritised by the functional experts, scenarios are created to assist in the analysis of each risk. These emerging risks and scenarios are provided to the Risk and Compliance Committee and the Audit and Risk Committee for further scrutiny. During the year, three additional emerging risks were added to our list: – Inflation (beyond a three-year period); – Generation Z as customers; and – Disintermediation (beyond a three-year period). Macro factors affecting the risk profile We continue to closely monitor the ongoing effects on the economy and operations brought on by the turmoil from the COVID-19 pandemic. We continue to implement treatment plans throughout our business to reduce the impact. Given that the current geopolitical environment is evolving and continues to develop we continue to consider the consequential impacts for the Group and its operations. Multiple scenarios have been evaluated to identify consequential risks and what management actions would be required. Read more in the mega trends section on pages 12 and 13 Principal risk factors and uncertainties (continued)

65 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Long-term viability statement

The preparation of the LTVS includes an assessment of the Group's long-term prospects in addition to an assessment of the ability to meet future commitments and liabilities as they fall due over the three-year review period.

Assessment of viability

The Board has chosen a three-year period to assess Vodafone Group's viability, a period in which we believe our principal risks tend to develop. This time horizon is also in line with the structure of long-term management incentives and the outputs from the long range business planning cycle. We continue to conduct financial stress testing and sensitivity analysis, considering revenues at risk as well as the impact of our response plan to the crisis.

The assessment of the viability started with the available headroom as of 31 March 2022 and considered the plans and projections prepared as part of the forecasting cycle, which include the Group's cash flows, planned commitments, required funding and other key financial ratios. We also assumed that debt refinance will remain available in all plausible market conditions.

Finally, we estimated impact of severe but plausible scenarios for all of our principal and emerging risks on the three-year plan and, in addition, stress tested a combined scenario taking into account the risk interdependencies as defined on the diagram on page 60, where the following risks were modelled as materialising in parallel over the three-year period:

Cyber threat: A cyber-attack exploits vulnerabilities allowing access to IT and network systems, leading to breach in information and a GDPR fine. The cyber threat level increased as a result of geopolitical tension.

Supply chain disruption: Disruptions brought on by logistic challenges and supplier price increases, due to the volatile geopolitical environment (including the war in Ukraine).

Adverse changes in macroeconomic conditions: A global economic crisis resulting in reduced telco spending from businesses and consumers, increased inflation, as well as limited access to financial markets and availability of liquidity.

Disintermediation: A continued and uninterrupted growth of technology giants and new entrants could impact our business revenue and overall financial performance.

Assessment of long-term prospects

The Board undertakes a robust review and challenge of the strategy and assumptions. Each year the Board conducts a strategy session, reviewing the internal and external environment as well as significant threats and opportunities to the sustainable creation of long-term shareholder value (note that known emerging threats related to each principal risk are described on pages 60 to 63).

As an input to the strategy discussion, the Board considers the principal risks (including Cyber threats, Supply chain disruption, Adverse changes in macroeconomic conditions, and Disintermediation) with the focus on identifying underlying opportunities and setting the Group's future strategy. The output from this session is reflected in the strategic section of the Annual Report (pages 10 to 13), which provides a view of the Group's long-term prospects.

Conclusions

The Board assessed the prospects and viability of the Group in accordance with provision 31 of the UK Corporate Governance Code, considering the Group's strategy and business model, and the principal risks to the Group's future performance, solvency, liquidity and reputation. The assessment takes into account possible mitigating actions available to management were any risk or combination of risks to materialise.

Cash and cash equivalents available of €7.5bn (page 176) as of 31 March 2022, along with options available to reduce cash outgoings over the period considered, provide the Group with sufficient positive headroom in all scenarios tested. Reverse stress testing on revenue and EBITDAaL over the review period confirmed that the Group has sufficient headroom available to face uncertainty. The Board deemed the stress test conducted to be adequate and therefore confirm that they have a reasonable expectation that the Group will remain in operation and be able to meet its liabilities as they fall due up to 31 March 2025.

Assessment of prospects

Outlook, strategy & business model

Outlook of possible long-term scenarios expected in the sector and the Group's current position to face them
Assessment of the key principal risks that may influence the Group's long-term prospects
Articulation of the main levers in the Group's strategy and business model ensuring the sustainability of value creation

↓

Assessment of viability

Long Range Plan is the three-year forecast approved by the Board on an annual basis, used to calculate cash position and headroom

Headroom is calculated using cash, cash equivalents and other available facilities, at year end

Sensitivity analysis	Principal risks	Combined scenario
Sensitivity analysis to assess the level of decline in performance that the Group could withstand, were a **black swan** event to occur	Severe but plausible scenarios modelled to quantify the cash impact of an individual **principal risk** materialising over the three-year period	Quantification of the cash impact of **combined scenarios** where multiple risks materialise across one or more markets, over the three-year period

Viability results from comparing the cash impact of severe but plausible scenarios on the available headroom, considering additional liquidity options

↓

Long-term viability statement

Directors confirm that they have reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period

66 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Task Force on Climate-related Financial Disclosures

TCFD disclosure

We recognise that climate change poses a number of physical (i.e. extreme weather events) and transition-related (i.e. related to moving to a greener economy) risks and opportunities for our business. As part of our commitment to operate ethically and sustainably, we strive to understand climate-related risks and opportunities and embed responses to these into our business strategy and operations. We have been aligning our internal processes with the recommendations of the Task Force on Climate-related Financial Disclosures ('TCFD') for the last three years and will continue to enhance our policies, processes and reporting with respect to the TCFD recommendations. Our progress is summarised in this section.

TCFD recommendations

We are fully compliant with eight out of 11 TCFD recommendations for the year ended 31 March 2022. There are certain recommendations, listed below, where we are currently only partially compliant:

- **Strategy (financial planning):** The majority of the identified material climate-related risks could impact us most significantly in the medium to long term, whereas our current financial planning cycle extends out to five years. As a result, we do not currently fully disclose impacts of climate-related risks and opportunities in the context of financial planning.
- **Metrics and targets (physical risks):** We currently disclose metrics and targets related to the climate-related transition risks as Planet is one of three purpose pillars. The physical climate-related risks that we have identified are more likely to materialise over the longer term and are therefore more difficult to model. As a result, we do not currently disclose metrics and targets related to physical risks but we continue to work on improving the quality and quantity of data to address the gaps.

As industry practices evolve and our internal programme matures we will address the gaps in our climate-related risk management approach.

Governance

Our strategy is approved by the Board which has reviewed Vodafone's purpose and Planet commitments to reduce our environmental impact, such as reaching 'net zero' emissions by 2040. The Board's Audit and Risk Committee has oversight of our climate-related risks and opportunities. In addition, the Board established an ESG Committee in 2021 to provide oversight of the broader ESG strategy.

Read more about the ESG Committee on pages 89 to 90

The Chief External and Corporate Affairs Officer, a member of the Executive Committee, is the sponsor for the Planet agenda as part of our purpose-led strategy and has overall accountability for climate change action within the Group. This includes providing updates to the Board on the progress towards our climate-related goals. The Chief Technology Officer is responsible for the overall management of the physical risks to Vodafone due to the nature of our business.

TCFD recommendations

We have considered our 'comply or explain' obligation under the UK's Financial Conduct Authority Listing Rules and have detailed in the table below the 11 TCFD recommendations with which we fully or partially comply with.

Governance	Progress
a. Describe the board's oversight of climate-related risks and opportunities	C
b. Describe management's role in assessing and managing climate-related risks and opportunities	C

Strategy	Progress
a. Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term	C
b. Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy and financial planning	PC
c. Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	C

Risk Management	Progress
a. Describe the organisation's processes for identifying and assessing climate-related risks	C
b. Describe the organisation's processes for managing climate-related risks	C
c. Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation's overall risk management	C

Metrics and Targets	Progress
a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process	PC
b. Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks	C
c. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets	PC

Key

C Compliant with the TCFD recommendations

PC Partially compliant with the TCFD recommendations

Strategic report Governance Financials Other information 67 Vodafone Group Plc  Annual Report on Form 20-F 2022 In addition, at the 2020 AGM shareholders approved the current Remuneration Policy which incorporates our ESG priorities in the executive long-term incentive plan. For FY22, this measure included a specific greenhouse gas reduction ambition linked to our 2025 target of reducing our emissions by 50% from a FY17 baseline. Read more about the Remuneration Report on pages 99 to 112 Strategy This year, we undertook an exercise to refresh the top climate-related risks and opportunities assessment to ensure we are incorporating any changing climate trends or science, as well as new risks and opportunities. The exercise confirmed that the identified risks and opportunities remain largely unchanged from the previous assessment, although some require more attention in the short term due to the macroeconomic environment. In 2020, we adopted three scenarios in line with the Bank of England’s reference climate scenarios, as outlined in their consultation document released in December 2019. We used the outputs of the high-level impact analysis for all material climate-related risks identified in the three different scenarios and over different time horizons to better understand the potential impact on our business. This year, we built on our previous climate scenario work and considered our resilience against key climate-related risks and opportunities. We engaged the relevant stakeholders from across the business to understand and/or monitor the current processes and policies which enable us to mitigate or monitor climate-related risks and capture climate-related opportunities. For each material risk and opportunity, we mapped the current controls in place and the strength of those controls. Overall, we have controls in place for all identified key risks and this helps build resilience against the potential impacts on the business. Physical risks are assessed and considered throughout the critical stages of the asset lifecycle. Environmental risks are assessed ahead of the acquisition of buildings and network equipment. We have teams and processes dedicated to disaster recovery and business continuity. In addition, we mitigate the financial impact of physical risks through insurance and damage response. Our broader Planet strategy, targets and external communications are designed to manage and mitigate the potential impacts of transition risks on the Group. We have specialist teams who monitor and drive progress to maintain and meet expectations from key stakeholders such as customers, suppliers and broader society. Similarly, harnessing our current climate and ESG strategy and monitoring market trends will enable us to also capture opportunities arising from the low-carbon transition. Read more about how our products and services help our customers reduce their emissions on page 43 To continue our TCFD programme, we will conduct a pilot study looking at our physical climate risk for a number of our key assets to allow for a better understanding and quantification of our exposure to physical risks. Risk management Continued alignment of our climate-related risk management process with our global risk management framework is a priority activity. Climate change was discussed and considered during the principal risk assessment process and it was placed on our risk watchlist. Read more about our risk management framework on pages 59 to 60, 64 To ensure a robust assessment of climate-related risks and opportunities we used the following data sources: – Climate-change publications and data; – Guidance from the TCFD on potential risks and opportunities; – Previous year’s assessments; and – Key stakeholders’ inputs via a survey. We evaluated the materiality of the identified risks and opportunities by assessing their likelihood and impact using our global risk management framework. This process helped us determine the relative significance of the climate-related risks in relation to other risks. Due to the nature of the topic, there are many teams across Vodafone that are responsible for managing climate-related risks and we have multiple processes and policies in place to ensure we are managing them effectively. This year, we mapped the key risk and control owners for the material climate-related risks and opportunities. Metrics and targets We use a wide variety of metrics to measure the current and potential impacts of climate-related risks. We have been measuring and reporting on energy and carbon emissions since 2001 and have been responding to CDP’s climate change questionnaire since 2010. Our main carbon emissions metrics are also subject to independent limited assurance. In addition, we have set a number of targets to manage climate-related risks and reduce our impact on the environment, such as reaching ‘net zero’ emissions across our full value chain by 2040 and purchasing 100% renewable electricity in all markets by 2025. From July 2021, our European network is already 100% powered by electricity from renewable sources. Click to download our ESG Addendum: investors.vodafone.com/esgaddendum We constantly seek to refresh and improve our metrics and key risk indicators to better measure and manage climate-related risks and opportunities. We recognise that we need to further mature in this area as industry practices and good-quality data become available. Read more about our existing environmental KPIs on pages 5, 41 to 43 Material climate-related risks and opportunities Physical risks: – Damage to infrastructure caused by increasing frequency and severity of extreme weather events, including wildfires, flooding, and storms – Damage to infrastructure caused by sea level rise – Interruption or reduction in the quality of our wireless services due to increased precipitation Transition risks: – Changing consumer preferences impacting our revenues and market share – Increasing energy consumption due to increased global temperatures – Changing cost of carbon impacting costs to meet our net zero target – Increasing risk of litigation around climate action – Increase in carbon taxation – Changes in regulation over infrastructure efficiency – Increasing scrutiny from investors and failure to meet environmental targets impacting reputation – Third-party dependency impacting our ability to meet carbon targets and improve efficiencies Opportunities: – Improvement in market valuation as a result of changing investor expectations with regard to climate change and our broader ESG performance – Improvement in access to capital due to our sustainability performance – Increasing consumer attractiveness and ability to meet net zero targets through increased energy efficiency and enablement qualities of products and services – Reduced costs through sustainable procurement

68 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Governance at a glance

Leadership, governance and engagement

Our Board

The Nominations and Governance Committee regularly reviews the Board's composition with a view to ensuring a diverse mix of backgrounds, skills, knowledge and experience as well as deep expertise in technology and telecommunications. Each year, the Board monitors and improves its performance by conducting an annual performance review.

Tenure


4
3
3

- 0-3 years 4
- 4-6 years 3
- 7-10 years 3

Independence


1
2
7

- Independent 7
- Executive 2
- Independent NED Chair 1

Gender diversity


50%

- Male 5
- Female 5

Senior Board positions

Chair	Senior Independent Director
Chief Executive	Chief Financial Officer

Note:
As at 31 March 2022

Ethnicity


2
11
1
13
1
12
1
11
1
11
1
11
2
10
1
11
1
10
10
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022[1]

- White
- Ethnically diverse

Note:
1. Following an unexpected resignation during the year, it is disappointing that we do not currently meet the Parker Review target, however this does not fairly reflect our long-standing commitment to diversity. We continue to take practical and purposeful steps towards enhancing the Board's diversity.

Skills and expertise of Non-Executive Directors


4
5
4
1
4
2
Consumer goods and services/ Marketing
Finance
Emerging markets
Media
Technology/ Telecom
Political/ Regulatory

Membership and attendance

The table below details the Board and Committee meeting attendance during the year to 31 March 2022. The number of attendances is shown next to the maximum number of meetings the Director was entitled to attend. Ad hoc meetings of the Board and its Committees were also held as required during the year.

Name	Board	Nominations and Governance Committee	Audit and Risk Committee	Remuneration Committee	ESG Committee
Sanjiv Ahuja	1/1	–	1/1	–	–
Sir Crispin Davis	6/7[1]	4/4	–	–	–
Margherita Della Valle	7/7	–	–	–	–
Michel Demare	7/7	2/2	5/5	5/5	–
Dame Clara Furse	7/7	–	–	5/5	2/2
Valerie Gooding	7/7	4/4	–	5/5	2/2
Renee James	2/2	2/2	–	2/2	–
Deborah Kerr	1/1	–	1/1	–	–
Amparo Moraleda	7/7	–	5/5	–	2/2
David Nish	7/7	–	5/5	–	–
Nick Read	7/7	–	–	–	–
Jean-François van Boxmeer	7/7	3/3	–	–	–

Note:
1. Sir Crispin Davis was unable to attend one scheduled meeting of the Board due to ill health.

Board evaluation

Progress in the year	The 2022 Board evaluation reported improvements had been achieved in: – Review of strategy and focus on strategic priorities; – Better aligned metrics and reporting; and – Improved discussion of people and culture.
Actions for coming year	– Recruit Non-Executive Directors with telecoms and technology experience. – Use small Board groups to focus on particular topics. – Track progress on project execution with timelines and milestones.

Read more on page 79

Strategic report Governance Financials Other information Audit and Risk Committee The Committee oversees the Group’s financial reporting, risk management, internal control and assurance processes and the external audit. This includes in-depth reviews of our principal risks, the review of our Annual Report and a programme of deep-dives across multiple business units with a focus on the risk and control environment. The Committee also monitors the activities and effectiveness of the Internal Audit function and has primary responsibility for overseeing the relationship with the external auditor. Deep-dive topics this year were undertaken in cyber threats and information security, privacy and supply chain resilience. Entity deep-dives included Vodafone Business, Vantage Towers, Vodafone Germany, Vodafone Egypt and our shared services centres (_VOIS). Read more on pages 83-88 Recent and prospective appointments Deborah Kerr was appointed to the Board as a Non-Executive Director on 1 March 2022. Deborah brings a wealth of technology expertise across a range of sectors and her knowledge and strategic insights on the technology market provide invaluable experience to the Board as Vodafone continues its evolution into a new generation connectivity and digital services provider. MWM Consulting was engaged as search consultants and an overview of the appointment process is shown below. STEP 1 A detailed role specification was formulated with strong experience in the technology sector a key focus following the departure of a long standing Board member STEP 2 A list of potential candidates from diverse backgrounds was produced STEP 3 Interviews took place with Committee members and the Chief Executive, Nick Read STEP 4 The Committee agreed the preferred candidate for recommendation to the Board In May, we announced that Stephen Carter, Delphine Ernotte Cunci and Simon Segars will be joining the Board as Non-Executive Directors following the Company’s AGM on 26 July 2022, subject to shareholder approval. Stephen brings a track record of value creation and has extensive commercial and regulatory experience in the telecoms and media sectors. Delphine has considerable experience in the telecoms sector and, more recently, in media and technology. Simon brings significant experience and insights on technology trends and how these are reshaping industry landscapes. Scan or click to watch the Senior Independent Director and Chair of the Remuneration Committee explain her role: investors.vodafone.com/videos Committee activities Nominations and Governance Committee In addition to keeping under review developments in corporate governance and the Company’s responses to them, the Nominations and Governance Committee makes recommendations to the Board about Board composition and ensures Board diversity and the necessary balance of skills. The Committee recognises the need to anticipate the skills and attributes that will be needed on the Board as the Company develops. In light of several Board changes in recent years and the scheduled retirement of a number of Directors in the next several years, the Committee is currently undertaking a process to find and appoint directors with telecoms and technology sector experience. Read more on pages 80-82 Scan or click to watch the Chair of the ESG Committee, Amparo Moraleda, explain her role: investors.vodafone.com/videos ESG Committee The Committee provides oversight of Vodafone’s ESG programme: Purpose (Inclusion for All; Planet; and Digital Society), sustainability and responsible business practices as well as Vodafone’s contribution to the societies we operate in under the social contract. The Committee also monitors progress against key performance indicators and external ESG index results. Focus this year centred on establishing the governance arrangements for the Committee, including the Terms of Reference and standing agenda items to reflect the Committee’s purpose. Key discussion topics included carbon enablement, Digital4Green, device lifecycle management and the external ESG context. Read more on pages 89-90 Scan or click to watch the Chair of the Audit Committee, David Nish, explain his role: investors.vodafone.com/videos Remuneration Committee The Remuneration Committee sets, assesses and recommends for shareholder approval the Remuneration Policy for Executive Directors, sets the remuneration of the Executive Directors and approves the remuneration for the Chair of the Board and members of the Executive Committee. It also reviews remuneration arrangements across the Group to ensure they are aligned with our strategy, support our purpose and celebrate the ‘Spirit of Vodafone’. Fair pay principles: 1. Market competitive 4. Share in our successes 2. Free from discrimination 5. Provide benefits for all 3. Ensure a good standard of living 6. Open and transparent 96% shareholder support for the current Remuneration Policy Read more on pages 91-112 To operate efficiently and to ensure matters are given the right level of focus, the Board delegates some of its responsibilities to its Committees. These provide focused oversight on: Board composition, performance, and succession planning; financial reporting, internal processes and controls; remuneration practices; and environmental, sustainability and governance topics. 69 Vodafone Group Plc  Annual Report on Form 20-F 2022

Strategic report Financials Other information Governance 70 Vodafone Group Plc  Annual Report on Form 20-F 2022 Strong and robust corporate governance is integral to supporting our continued strategy execution, business resilience and contribution to the societies in which we operate. Dear shareholders, I am pleased to present the Corporate Governance Report for the year ended 31 March 2022 on behalf of the Board. The year in review The restrictions imposed by the COVID-19 pandemic have continued to impact the societies in which we operate this year and, with the backdrop of the war in Ukraine, reinforced the immense value of connectivity that Vodafone provides. We take seriously our commitment to strong and robust corporate governance to support the creation of long-term sustainable value for the benefit of all our stakeholders. Although Board and Committee meetings have taken place both in person and virtually this year in accordance with the government guidance in place at the time, we have continued to adapt quickly to the hybrid world to ensure the highest standards of corporate governance remain embedded throughout the Company. I am grateful to my fellow Directors, the executive team, and the people of Vodafone for their support, flexibility, and strong spirit throughout another disrupted year. This report provides an insight into the activities of the Board and Committees over the year and how corporate governance underpins and supports our business and the decisions we make. Digital ambitions As described in the Strategic Report, digital connectivity infrastructure and technologies continue to revolutionise the way in which our economies and societies function. The Board remains committed to driving forward these digital ambitions as part of our strategy to enable the societies we operate in to remain competitive for the future. Read more about our digital ambitions on pages 6, 44-45 Board succession and diversity This year, the Board, together with the Nominations and Governance Committee has continued to focus on succession planning. We reported last year that Renee James would not be seeking re-election as a Non-Executive Director at the 2021 Annual General Meeting (‘AGM’) having reached the recommended tenure threshold. Sanjiv Ahuja also stepped down as a Non-Executive Director with effect from the same date having decided to pursue other business interests. In September 2021, Olaf Swantee stepped down as a Non-Executive Director when a potential conflict of interest arose. Following these Director changes, we have actively engaged with two search consultancies to ensure the Board has the necessary skills, knowledge, experience and diversity to deliver superior performance and enhance the success of the Company. I am delighted that following a thorough search process Deborah Kerr joined the Board on 1 March 2022 as a Non-Executive Director. Deborah’s knowledge and strategic insights on the technology market will be an excellent addition to the Board and Audit and Risk Committee. Read more about the appointment process on page 69 A full induction programme is underway for Deborah, including meetings with executives leading our businesses and functions. The programme will run throughout FY23. In May, we announced that Stephen Carter, Delphine Ernotte Cunci and Simon Segars will be joining the Board as Non-Executive Directors following the Company’s AGM on 26 July 2022, subject to shareholder approval. They are well-respected leaders who bring extensive experience and track records of value creation across the telecoms, technology and media sectors. A full induction programme will also be implemented during FY23. We are anticipating several scheduled retirements from the Board over the next two years. We expect to bring on to the Board new Directors with telecoms or technology sector experience. I look forward to updating you on our progress in my report next year. We remain committed to having a Board that is diverse in all respects. We meet the FTSE Women Leaders Review targets in that at least 40% of the Board is composed of women and our Senior Independent Director and our Chief Financial Officer are women. Having had a non-white Director on the Board for 18 consecutive years until July 2021 when Sanjiv Ahuja stepped down, it is disappointing that currently we do not meet the Parker Review target to have at least one Director from a non-white ethnic minority. We strongly believe that these diversity targets are not just an end goal, but a continuous journey. Our long-term ambition is to increase diversity on our Board, in all its forms, to ensure a wider representation of the society in which we operate. Read more about our refreshed Board Diversity Policy on page 81 We have also introduced a new ethnic diversity target that 25% of the global senior leadership will come from ethnically diverse backgrounds by 2030. Read more on pages 39-40 Stakeholder engagement We recognise that Vodafone’s success is dependent on the Board taking decisions for the benefit of our shareholders and in doing so having regard to all our stakeholders. Throughout the year, our Directors have interacted with institutional shareholders and received updates on the three investor perception studies completed during the year. Read more on pages 14-15 The 2021 AGM was held at Vodafone UK’s headquarters in Newbury, Berkshire and was also available to watch live via a webcast for those shareholders who were unable to attend in person due to the COVID-19 government guidance. Shareholders were also able to pre-submit questions for consideration by the Directors at the meeting. Click to read more about the AGM: vodafone.com/agm This year we have continued with our chosen workforce engagement approach, with Valerie Gooding serving as our designated Workforce Engagement Lead. Valerie met with a number of employee consultative committees across our European and African markets. Key discussion topics from the meetings this year included Future Ready ways of working, response to COVID-19 and the progress on Vodafone’s Fair Pay agenda. The Board is committed to understanding the views of all of Vodafone’s stakeholders to inform the decisions that we make. Read more on pages 14-15 We remain committed to the highest standards of corporate governance Chairman’s governance statement

71 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Purpose and the 'Spirit of Vodafone'

Our purpose 'We connect for a better future' is at the core of our strategy, enabling inclusive and sustainable digital society. It has guided actions at every level throughout the year.

Read more on pages 36-58

The Board understands the importance of culture and setting the tone of the organisation from the top and embedding it throughout the Group. We refer to our culture as the 'Spirit of Vodafone'. It is a key component for our strategic, organisational and digital transformation. The aim of our people strategy is to create an environment where growing never stops and everyone can truly belong, innovate, and fulfil their potential. Our first quarterly 'Spirit of Vodafone' day took place in October 2021 and was designed to provide dedicated space for personal growth, wellbeing and connection. Following the success of this initiative, further 'Spirit of Vodafone' days have been scheduled.

Read more about our culture and people strategy on pages 21-23

The Board receives regular updates on employee engagement and the 'Spirit of Vodafone', which enables it to make more informed decisions where appropriate.

Board evaluation

This year the Board undertook an external evaluation in order to build on the recommended actions from last year. I am pleased the report shows that your Board continues to operate effectively.

Read more on page 79

ESG Committee

In 2021, the Board established an ESG Committee which met twice in the year. The Committee has noted that Vodafone's approach to ESG is part of its growth strategy and a driver of commercial success. The approach is forward-looking, focused on long-term value and brings together five elements:

1. Vodafone's purpose and the actions Vodafone takes to fulfil its Digital Society, Inclusion and Planet agenda;
2. Vodafone's social contract work;
3. Responsible business practices which ensure Vodafone operates to the highest standards of integrity and ethics;
4. Transparency, including providing correct disclosures and reporting on all aspects of ESG; and
5. Measurement, so that Vodafone's performance is measured in ways that meet the information requirements of various stakeholders.

The year ahead

The Board will continue to drive for better returns for shareholders and will monitor the Company's progress on the execution of Vodafone's strategy. It will keep the Group's strategy under review, adapting it to anticipate or respond to opportunities and risks in the markets in which we operate. Also, through the work of the Board's Committees, the Board will develop the Board's composition, will continue to oversee financial reporting and the effectiveness of internal controls, will review the Company's remuneration policy and will track progress on ESG strategy.

/s/ Jean-François van Boxmeer

Jean-François van Boxmeer
Chairman of the Board

Compliance with the 2018 UK Corporate Governance Code (the 'Code')

In respect of the year ended 31 March 2022 Vodafone Group Plc was subject to the Code (available from www.frc.org.uk). The Board is pleased to confirm that Vodafone applied the principles and complied with all the provisions of the Code throughout the year. Further information on compliance with the Code can be found as follows:

Board leadership and Company purpose	Read more
Long-term value and sustainability	34-55, 65
Culture	21-22, 47
Shareholder engagement	14-15, 70-71
Other stakeholder engagement	14-15
Conflicts of interest	81
Role of the Chairman	76
Division of responsibilities	**Read more**
Non-Executive Directors	73-74, 76
Independence	68, 80
Composition, succession and evaluation	**Read more**
Appointments and succession planning	69
Skills, experience and knowledge	68, 73-74
Length of service	68, 73-74
Evaluation	68, 79
Diversity	22, 38-39, 68, 81
Audit, risk and internal control	**Read more**
Committee	83-84
Integrity of financial statements	65, 84-85, 118
Fair, balanced and understandable	84, 117-118
Internal controls and risk management	86-87
External auditor	87
Principal and emerging risks	59-67, 86
Remuneration	**Read more**
Policies and practices	91-112
Alignment with purpose, values and long-term strategy	91-95
Independent judgement and discretion	92, 101

Disclosure Guidance and Transparency Rules

We comply with the Corporate Governance Statement requirements pursuant to the FCA's Disclosure Guidance and Transparency Rules by virtue of the information included in this "Governance" section of the Annual Report together with information contained in the 'Shareholder information' section on pages 234 to 239.

Strategic report Financials Other information Governance 72 Vodafone Group Plc  Annual Report on Form 20-F 2022 Our Company purpose, values, and culture Purpose At Vodafone, our purpose is to connect for a better future by enabling inclusive and sustainable digital societies and it is supported by our three purpose pillars: Inclusion for All, Planet and Digital Society. Our purpose is championed by our Board, which is collectively responsible for the oversight and long-term success of the Company. It is aligned with our culture and strategy, placed at the forefront of our decision-making and strategy development, and the Board considers how the initiatives progressed by management throughout the year have advanced our purpose. Board oversight ensures that continued product development realises our ambition to connect for a better future. Read more about our purpose on pages 36-40 Strategy The Board monitors the Company’s progress against established strategic objectives and performance against competitors. Board meetings are planned with reference to the Company’s strategic priorities and meeting agendas are constructed to deliver information at appropriate junctures, and from a broad range of management, to enable the Board to effectively review and challenge. Read more on the evolution of our strategy on pages 16-23 Values and culture The Board has a critical role in setting the tone of our organisation and championing the behaviours we expect to see throughout the Group. The ‘Spirit of Vodafone’ aligns with our purpose and strategy, which ultimately leads to a more motivated and productive workforce. The Board has continued to influence and monitor culture throughout the year and receives regular updates on the Spirit of Vodafone initiatives, including the Spirit Beat survey and additional pulse surveys. The Chief Executive, Nick Read also provides regular updates to our people on the outcomes of the surveys. The cultural climate in Vodafone is measured through a number of mechanisms including policy and compliance processes, internal audit and formal and informal channels for employees to raise concerns (including our bi-annual people survey and our whistleblowing programme, Speak Up, which is also available to the contractors and suppliers working with us). The Board is appraised of any material whistleblowing incidents. Alongside these mechanisms, the Board remains committed to engagement with the workforce and these opportunities continue to shape how the Board influences and understands culture. The Board receives regular updates from Valerie Gooding, the designated Workforce Engagement Lead. Read more about Speak Up on page 47 Governance The Board ensures the highest standard of corporate governance is maintained by regularly reviewing developments in governance best practice and ensuring that these are adopted by the Company. The Board dedicated time during the year to thoroughly consider the independence and time commitment of all Directors, the arrangements in place to monitor conflicts of interest, as well as evaluating the effectiveness of the Board and each of the Directors. All Directors have access to the advice of the Company Secretary, who is responsible for advising the Board on all governance matters and ensuring the Board has access to the necessary policies, processes and resources required to operate efficiently and effectively. Read more about our governance structure and roles and responsibilities on pages 75-76 Governance Employee engagement Throughout the year we have used several employee engagement methods and communication channels between the Board, the Executive Committee, and our workforce. This enabled meaningful engagement to continue this year throughout periods of COVID-19 restrictions. Examples of our workplace interactive sessions include: Interactive session Topic Stay Connected: Chief Executive, Diversity & Inclusion (D&I) Initiatives D&I Discussion focus: The Chief Executive was joined by the Head of Network Engineering Spain and the Group’s Head of Culture and Inclusion to hear about diversity initiatives underway in and outside of Vodafone in the lead up to International Women’s Day 2022. We Connect: Chief Executive and Executive Committee Our business Discussion focus: The Chief Executive was joined by his Executive Committee colleagues to discuss the Company’s future as a new generation connectivity and digital services providers. We Connect: Together We Can, brand repositioning Brand Discussion focus: The Chief Executive was joined by the Group Chief Commercial Operations & Strategy Officer to announce the launch of our new brand positioning, combining the human spirit with the power of technology to find out what that really means for society. As the financial year came to a close, the Chief Executive and the Executive Committee thanked employees for the their efforts in keeping our customers connected, and in helping us to enable an inclusive and sustainable digital society. Chief Executive and Chief Financial Officer financial year results Our business Discussion focus: The Chief Executive was joined by the Chief Financial Officer to discuss Financial Year Results, with links to the press release as they talk to our investors. The Chief Executive also thanked employees for their continuous hard work and support through such an unprecedented year. Stay Connected with the Chief Executive and Chairman Our business Discussion focus: The Chief Executive was joined by the Chairman of Vodafone. The session delved into his previous experience, what he has learned about Vodafone and his views on our strategy. Global Pride Webinar D&I Discussion focus: The Chief Executive, the Chief Human Resources Officer and the rest of the Executive Committee were joined by our Global LGBT+ Executive Sponsor and a number of guest speakers as we celebrated Pride with our Global Pride Webinar. The session covered a range of topics including the decriminalising of same sex relationships in India, the #holdinghands initiative in the Czech Republic, being accepted for who you are, active allyship, and advertisements introducing LGBT+ couples. Black History Month D&I Discussion focus: The Chief Human Resource Officer was joined by external speakers and our colleagues to celebrate Black History Month, where we recognised Black history and the achievements of Black people past and present. Discussion included how employees can take this opportunity to see how they can get involved in working towards Race, Ethnicity, Culture and Heritage (REACH) inclusion and creating an anti-racist workplace – learning more and becoming an ally, or completing our Withstander Training. We Connect with the Chief Executive, the Chief Human Resources Officer and the Group Strategy Director Strategy/ transformation Discussion focus: The Chief Executive was joined by the Group Chief HR Officer and Group Strategy Director to discuss strategy.

Strategic report Governance Financials Other information 73 Vodafone Group Plc  Annual Report on Form 20-F 2022 Our Board Our business is led by our Board of Directors. Biographical details of the Directors as at 16 June 2022 are provided below. Click to find full biographical information for the Directors: vodafone.com/board External appointments listed are only those required to be disclosed pursuant to Listing Rule 9.6. Jean-François van Boxmeer N Chairman – Independent on appointment Tenure: 1 year Skills and experience: Jean-François brings to the Vodafone Board his extensive international experience in driving growth through both business-to-business and business-to-consumer business models and in-depth knowledge of the countries in which Vodafone operates. Jean-François is highly regarded as having been one of the longest standing and most successful CEOs in Europe. He was the Chief Executive of Heineken for 15 years, having been with the company for 36 years. Jean-François held a number of senior roles in Africa and Europe before joining Heineken’s Executive Board in 2001 with worldwide responsibility for supply chain and technical services, as well as regional responsibility for the operating businesses in North-West Europe, Central and Eastern Europe and Sub-Saharan Africa. External appointments: – Heineken Holding N.V., non-executive director Note: Jean-François is currently non-executive lead at Mondelez International Inc., but will not stand for re-election as a director at the AGM on 18 May 2022. Nick Read Chief Executive – Executive Director Tenure: 3 years (as Chief Executive) Skills and experience: As Chief Executive, Nick combines strong commercial and operational leadership with a detailed understanding of the telecoms sector and its opportunities and challenges. Prior to becoming Chief Executive in October 2018, Nick served as Group Chief Financial Officer from April 2014, and held a variety of senior roles including Chief Executive for Africa, Middle East and Asia-Pacific for five years and Chief Executive of Vodafone UK. Prior to joining Vodafone, he held senior global finance positions with United Business Media Plc and Federal Express Worldwide. External appointments: – Booking Holdings Inc., non-executive director and member of the audit committee Margherita Della Valle Chief Financial Officer – Executive Director Tenure: 3 years Skills and experience: Margherita brings considerable corporate finance and accounting experience to the Board. She was Deputy Chief Financial Officer from 2015 to 2018, Group Financial Controller from 2010 to 2015, Chief Financial Officer of Vodafone’s European region from 2007 to 2010 and Chief Financial Officer of Vodafone Italy from 2004 to 2007. Margherita joined Omnitel Pronto Italia in Italy in 1994 and held various consumer marketing positions in business analytics and customer base management before moving to finance. Omnitel was acquired by Vodafone in 2000. External appointments: – Reckitt Benckiser Group plc, non-executive director and member of the audit committee Valerie Gooding CBE Senior Independent Director and Workforce Engagement Lead Tenure: 8 years Skills and experience: Valerie brings a wealth of international business experience obtained at companies with high levels of customer service including British Airways and as chief executive of BUPA which, together with her focus on leadership and talent, is valuable to Board discussions. Sir Crispin Davis N Non-Executive Director Tenure: 7 years Skills and experience: Sir Crispin has broad-ranging experience as a business leader within international content and technology markets from his former roles as chief executive of RELX Group (formerly Reed Elsevier) and the digital agency, Aegis Group plc, and group managing director of Guinness PLC (now Diageo plc). He was knighted in 2004 for services to publishing and information. He brings a strong commercial perspective to Board discussions. Michel Demaré A N R Non-Executive Director Tenure: 4 years Skills and experience: Michel brings extensive international finance, strategy and M&A experience to the Board, gained during his 18-year career at Dow Chemical as CFO – Global Polyolefins & Elastomers Division, as CFO of Baxter International (Europe), and as CFO and head of global markets of ABB Group. He was the non-executive chairman of Syngenta until the company was sold to ChemChina in 2017 and was the vice chairman of UBS Group AG for 10 years. External appointments: – AstraZeneca PLC, non‑executive director and chair of the remuneration committee and member of the nomination and governance committee and the audit committee R N E Committee key Audit and Risk Committee ESG Committee Nominations and Governance Committee Remuneration Committee Solid background signifies Committee Chair A E N R

74 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Governance (continued)

Dame Clara Furse DBE (E) (R)

Non-Executive Director

Tenure: 7 years

Skills and experience:

Dame Clara brings to the Board a deep understanding of international capital markets, regulation, service industries and business transformation developed from her previous roles as chief executive officer of the London Stock Exchange Group plc and Credit Lyonnais Rouse Ltd. Her financial proficiency is highly valued. In 2008 she was appointed Dame Commander of the Order of the British Empire.

External appointments:

- Assicurazioni Generali S.p.A. non-executive director

Note:
Dame Clara Furse is currently non-executive director and chair of the nominations and remuneration committees at Amadeus IT Group SA, but will not stand for re-election as a director at the AGM on 23 June 2022.

Deborah Kerr (A)

Non-Executive Director

Tenure: <1 year

Skills and experience:

Deborah brings to the Board a wealth of technology expertise having held senior executive roles and non-executive appointments across a range of sectors. She was previously Managing Director of Value Creation at Warburg Pincus, Chief Product and Technology Officer at Sabre, and Chief Technology Officer for Hewlett-Packard's Enterprise Services operations. Deborah has a deep understanding of complex digital transformations.

External appointments:

- NetApp INC, non-executive director and member of the audit committee
- Chico's FAS, Inc., non-executive director and member of the human resources, compensation and benefits committee, the corporate governance and nominating committee and the environmental, social and governance committee

Amparo Moraleda (A) (E)

Non-Executive Director

Tenure: 4 years

Skills and experience:

Amparo brings strong international technology experience to the Board from her previous role as chief executive officer of the international division of Iberdola and a career spanning 20 years at IBM, where she held a number of positions across a range of global locations.

External appointments:

- Airbus Group, senior independent director, chair of nominations and governance committee and remuneration committee and member of ethics & compliance committee
- CaixaBank, non-executive director and chair of remuneration committee
- A.P. Moller-Maersk, non-executive director and member of the audit committee, remuneration committee and transformation and innovation committee

Committee key

(A)	Audit and Risk Committee	(E)	ESG Committee
(N)	Nominations and Governance Committee	(R)	Remuneration Committee
●	Solid background signifies Committee Chair		

David Nish (A)

Non-Executive Director

Tenure: 6 years

Skills and experience:

David has wide-ranging operational and strategic experience as a senior leader and has a strong understanding of financial and capital markets through his previous directorships which include chief executive officer and chief financial officer of Standard Life plc and chief financial officer of Scottish Power plc.

External appointments:

- HSBC Holdings plc, senior independent director, chair of the audit committee and member of the risk committee and the nomination and corporate governance committee

Prospective Non-Executive Directors subject to shareholder approval

Stephen Carter CBE

Skills and experience:

Stephen brings a track record of value creation and has extensive commercial and regulatory experience in the telecoms and media sectors. Since becoming CEO of Informa in 2013, the company has become a global leader in B2B Events and Digital Services and Academic markets and Digital Services. Prior to Informa, Stephen held various senior executive positions at Alcatel-Lucent, where he played a key role in restructuring the business, taking out significant cost, and investing in next generation mobile network equipment product development. Stephen's successful commercial track record is combined with deep experience of public policy and regulation having served as the first CEO of Ofcom, where he brought together five different regulatory authorities. After Ofcom, Stephen served as Chief of Strategy for the UK's Prime Minister, and then served as Minister, Communications, Technology & Broadcasting. Stephen was also a non-executive director for the Department for Business, Energy and Industrial Strategy.

External appointments:

- Informa PLC, group chief executive

Note:
Stephen is currently non-executive director and chair of the corporate responsibility committee and member of the audit and nomination committees at United Utilities but his term on the board will complete in July 2022.

Delphine Ernotte Cunci

Skills and experience:

Delphine has considerable experience in the telecoms sector and, more recently, in media and technology. Since 2015, Delphine has been President of France Télévisions, the French national public television broadcaster. Prior to that, Delphine spent 26 years at Orange, where she became Deputy CEO in 2010 and led the successful turnaround of Orange France.

Simon Segars

Skills and experience:

Simon brings significant experience and insights on technology trends and how these are reshaping industry landscapes. Simon has recently stepped down as CEO of ARM, the global leader in the development of semiconductor technology. He successfully led the business since 2013 and generated significant value for investors during his tenure. Prior to that, he was an engineer at Standard Telephones and Cables.

External appointments:

- Dolby Laboratories, Inc., non-executive director

Strategic report Governance Financials Other information 75 Vodafone Group Plc  Annual Report on Form 20-F 2022 Our governance structure Audit and Risk Committee Reviews the adequacy of the Group’s system of internal control, including the risk management framework and related compliance activities. Monitors the integrity of financial statements, reviews significant financial reporting judgements, advises the Board on fair, balanced and understandable reporting and the long-term viability statement. Nominations and Governance Committee Evaluates Board composition and ensures Board diversity and a balance of skills. Reviews Board and Executive Committee succession plans to maintain continuity of skilled resource. Oversees matters relating to corporate governance. Remuneration Committee Sets, reviews and recommends the policy on remuneration of the Chairman, executives and senior management team. Monitors the implementation of the Remuneration Policy. Oversees general pay practices across the Group. The Board Responsible for the overall conduct of the Group’s business including our long-term success; setting our purpose; monitoring culture, values, standards and strategic objectives; reviewing our performance; and maintaining positive dialogue with our stakeholders. ESG Committee Oversees the ESG programme, purpose (Inclusion for All, Planet and Digital Society) and the social contract. Monitors progress against key performance indicators and external ESG index results. Oversees progress on ESG commitments and targets. Chief Executive Purpose and Reputation Steering Committee Assists the Executive Committee with the effective coordination of purpose activities and advises on reputational risks and policy matters. Global Products Board Supports the Executive Committee by providing visibility of global product strategy and life-cycle and identifies capital allocation opportunities Executive Committee Focuses on strategy implementation, financial and competitive performance, commercial and technological developments, succession planning and organisational development. Chief Financial Officer The Board The Board is comprised of the Chairman, Senior Independent Director, Non-Executive Directors, the Chief Executive, and the Chief Financial Officer. Our Non-Executive Directors bring independent judgement, and wide and varied commercial and financial experience to the Board and Committees. A summary of each role can be found on the page 76. Board meetings are structured to allow open discussions. At each meeting the Directors are made aware of the key discussions and decisions of the principal Committees by the respective Committee Chairs. Minutes of Board and Committee meetings are circulated to all Directors after each meeting. Read more about the Board’s activities during the year on pages 77-78 The Board is collectively responsible for ensuring leadership through effective oversight and review. It sets the strategic direction with the goal of delivering sustainable stakeholder value over the longer term and has oversight of cultural and ethics programmes. The Board also oversees the implementation of risk assessment systems and processes to identify, manage and mitigate Vodafone’s principal risks. It is also responsible for matters relating to finance, audit and internal control, reputation, listed company management, corporate governance, remuneration and effective succession planning, much of which is overseen through its principal Committees. The Executive Committee The Executive Committee is comprised of Nick Read, Chief Executive, Margherita Della Valle, Chief Financial Officer, a number of senior executives responsible for global commercial operations, human resources, technology, external affairs and legal, as well as the Chief Executive Officers of our largest operating companies in Germany, the UK, Italy, Spain, Europe Cluster and Vodacom Group. Led by the Chief Executive, the Executive Committee and other management committees are responsible for making day-to-day management and operational decisions, including implementing strategic objectives and empowering competitive business performance in line with established risk management frameworks, compliance policies, internal control systems and reporting requirements. The Committee members have a broad range of experience, skills, and expertise. Some members also hold external non-executive directorships, giving them valuable board experience. Click to read more about the Executive Committee: vodafone.com/exco Full details of the Committees’ responsibilities are provided within the respective Committee reports starting on pages 80, 83, 89 and 91 Disclosure Committee Oversees the accuracy and timeliness of Group disclosures and approves controls and procedures in relation to the public disclosure of financial information. Risk and Compliance Committee Assists the Executive Committee in fulfilling its accountabilities with regard to risk management and policy compliance.

Strategic report Financials Other information Governance 76 Vodafone Group Plc  Annual Report on Form 20-F 2022 Division of responsibilities Governance (continued) Chairman Jean-François van Boxmeer – Leads the Board, sets each meeting agenda and ensures the Board receives accurate, timely and clear information in order to monitor, challenge, guide and take sound decisions; – Promotes a culture of open debate between Executive and Non- Executive Directors and holds meetings with the Non-Executive Directors, without the Executive Directors present; – Regularly meets with the Chief Executive and other senior management to stay informed; – Ensures effective communication with shareholders and other stakeholders; – Promotes high standards of corporate governance and ensures Directors understand the views of the Company’s shareholders and other key stakeholders, and the section 172 Companies Act 2006 duties; – Promotes and safeguards the interests and reputation of the Company; and – Represents the Company to customers, suppliers, governments, shareholders, financial institutions, the media, the community and the public. Senior Independent Director and Workforce Engagement Lead Valerie Gooding, CBE – Provides a sounding board for the Chairman and acts as a trusted intermediary for the Directors as required; – Meets with the Non-Executive Directors (without the Chairman present) when necessary and at least once a year to appraise the Chairman’s performance and communicates the results to the Chairman; – Together with the Nominations and Governance Committee, leads an orderly succession process for the Chairman; and – Engages with the workforce in key regions where we operate, answers direct questions from workforce-elected representatives, and provides the Board with feedback on the content and outcome of those discussions. Non-Executive Directors – Monitor and challenge the performance of management; – Assist in development, approval and review of strategy; – Review Group financial information and provide advice to management; – Engage with stakeholders and provide insight as to their views, including in relation to workforce and the culture of Vodafone; and – As part of the Nominations and Governance Committee, review the succession plans for the Board and key members of senior management. Company Secretary Rosemary Martin – Ensures the necessary information flows between the Board, Committees and between senior management and Non-Executive Directors in a timely manner; – Supports the Chairman in ensuring the Board functions efficiently and effectively, and assists the Chairman with organising Director induction and training programmes; – Provides advice and keeps the Board updated on all corporate governance developments; and – Is a member of the Executive Committee. Chief Executive Nick Read – Provides leadership of the Company, including representing the Company to customers, suppliers, governments, shareholders, financial institutions, employees, the media, the community and the public and enhances the Group’s reputation; – Leads the Executive Directors and senior management team in running the Group’s business, including chairing the Executive Committee; – Develops and implements Group objectives and strategy having regard to shareholders and other stakeholders; – Recommends remuneration, terms of employment and succession planning for the senior executive team; – Manages the Group’s risk profile and ensures appropriate internal controls are in place; – Ensures compliance with legal, regulatory, corporate governance, social, ethical and environmental requirements and best practice; and – Ensures there are effective processes for engaging with, communicating with, and listening to, employees and others working for the Company. Chief Financial Officer Margherita Della Valle – Supports the Chief Executive in developing and implementing the Group strategy; – Leads the global finance function and develops key finance talent; – Ensures effective financial reporting, processes and controls are in place; – Recommends the annual budget and long-term strategic and financial plan; – Oversees Vodafone’s relationships with the investment community; – Oversees shared services organisation (_VOIS); and – Leads on supply chain management, including the Vodafone Procurement Company. Click to read more about the Board’s role and responsibilities, matters reserved and the terms of reference for each Board Committee: vodafone.com/board Read more about our Board Committees, together with details of their activities on pages 80-112

Strategic report Governance Financials Other information 77 Vodafone Group Plc  Annual Report on Form 20-F 2022 Board activities and principal decisions Board activities and discussion during the year were structured to develop the Group’s strategy and to enable the Board to support executive management on the delivery of the strategy within a transparent governance framework. The key topics discussed are set out below. Read more about Vodafone’s key stakeholders and how the Board has engaged with them during the year on pages 14-15 Strategy and business developments Strategy continued to be a key focus throughout the year. In addition to the usual Board meeting cadence, the Board attended a strategy away day. A key focus for the away day was to consider the competitive landscape and agree the strategic priorities for the next 12 months. Strategic plan Following completion of the first phase of the strategic plan, the Board considered how the next phase would be executed and potential new areas for high growth and shareholder return. Enabling a digital society The Board continued to focus on supporting digital connectivity, infrastructure and technologies in Europe and Africa and regular updates were received on the progress made. Digital and innovation Digital technology remained a key focus this year following the launch of the new technology operating model on 1 April 2021. The Board received updates on the strategy for, and pace of, change within the business as we digitalise our processes and promote a digital culture. During the year the Board received presentations on the Company’s IT transformation programmes that are designed to make the delivery of technology for use in the Company faster and more efficient. Innovation in future growth initiatives Throughout the year the Board discussed several future growth initiatives including the IoT connectivity strategy, the new VodaPay super-app launch by Vodacom and future digital marketing initiatives. Connected by Vodafone South Africa platform At its September 2021 meeting, the Board considered the Connected by Vodafone platform which seeks to ensure seamless connectivity and to provide customers with ‘always connected’ experiences. A vision for the platform was presented alongside proposed technology developments. Business Plan and financial performance Business Plan At each Board meeting Nick Read provided an update on the execution of the Company’s business plan. A half-year progress report on execution of the plan was considered by the Board at its November 2021 meeting. The Board agreed that the Business Plan remained in alignment with the Company’s purpose, vision and values. Portfolio At each Board meeting Nick Read informed the Board about progress on the strategy to optimise the Group’s portfolio of assets and provided updates on merger and acquisitions activity. Financial performance The Board received regular updates on the financial performance of the Group, market trends, strategic KPIs and taxation. US bonds As part of the Board’s oversight of the long-term funding requirements of the Group, annual updates are provided on activity related to our two bond programmes: the US shelf programme listed on NASDAQ and the Euro Medium Term Note programme listed in both London and Dublin, to ensure cost efficient and dependable financial resources are available to the business. Mandatory convertible bonds In January 2022, the Board approved the commencement of a new irrevocable and non-discretionary buyback programme following maturity of the second tranche on 12 March 2022. Investor relations The Board received quarterly updates on market share information and updates on the results of three investor perception studies. Annual roadshow feedback was also provided during the year. Read more about how the Board engaged with investors during the year on page 15 Dividend In its deliberations on the dividend, the Board considered the key stakeholders and the decision to approve the dividend was supported by a robust assessment of the position, performance and viability of the business carried out by management. The Board was mindful that the Directors had continued to adopt the going concern basis in preparing the annual report and accounts and was also cognisant of available reserves to support the dividend. On 16 November 2021, we announced a dividend of 4.50 eurocents per share and have recommended a dividend of 4.50 eurocents per share to be paid on 5 August 2022. This was consistent with dividends declared during FY21 and the expectations of our shareholders.

Strategic report Financials Other information Governance 78 Vodafone Group Plc  Annual Report on Form 20-F 2022 Our people Spirit, inclusion and diversity The Board was kept updated on the success of the ‘Spirit of Vodafone’ programme. It was important for the Board to capture the sentiment of our employees and measure the success of the programme. Read more on page 21 The Board received updates on the work being done to embed inclusion to support the expansion of key diversity areas and endorsed the programmes in place. Read more about inclusion on page 36 The Board reviews the Board Diversity Policy on an annual basis and following input from the Nominations and Governance Committee, the Board approved the addition of ‘race and ethnicity’ to the Policy in November 2021. Read more on page 40 The Board considered the results of the employee surveys. Read more on page 21 Talent and succession The Board received an update on talent and succession within the Group at its November 2021 meeting. Modern slavery The Board monitors our compliance with the requirements of the UK Modern Slavery Act 2015 and approved our Modern Slavery Statement in May 2022. Customers The Board regularly received updates on the goal to drive systematic improvement to the customer experience. Understanding our customer response to our revised commercial offerings, which vary across markets, is crucial. The Board regularly considered the Net Promoter Scores focused on the drivers of satisfaction for consumers and business customers, performance against KPIs and the overall success of strategic initiatives. Information in relation to the evolving needs of consumers and business customers is regularly provided to the Board by the Executive Committee members and senior managers. The Board also considered how COVID-19 had accelerated the shift to digital interactions with customers. Risk The Board reviewed the principal risks and their impact on strategy and commercial initiatives. An update on the operation of our internal risk and compliance processes was also provided. Read more about our system of internal controls and risk management on page 86 The war in Ukraine The Board received updates from Nick Read and the Chief External and Corporate Affairs Officer on the war in Ukraine and the support provided by the Company and by Vodafone Foundation to those people and organisations impacted. Read more about the support provided on page 36 Other The Board has also spent time this year considering the following matters: – Health and safety; – Regulatory landscape; and – Climate and sustainability. Looking forward The Board’s focus for next year is expected to include: – Continuing focus on execution of our strategy and delivery of growth; – Overseeing the transformation of the Group into a new generation connectivity and digital services provider; – Monitoring risks and ensuring they are managed effectively; and – Keeping under review the Company’s execution of its purpose strategy and monitoring the Group’s culture. Governance (continued)

Strategic report Governance Financials Other information 79 Vodafone Group Plc  Annual Report on Form 20-F 2022 The Board recognises that it needs to continually monitor and improve its performance. Our annual performance evaluation provides the opportunity for the Board and its Committees to consider and reflect on the effectiveness of its activities, the quality of its decision-making, and the collective contribution made by each Board member. Process undertaken for our Board evaluation The 2022 Board evaluation was externally facilitated by Raymond Dinkin of Consilium Limited (‘Consilium’), an independent board review firm. Both Raymond Dinkin and Consilium are considered fully independent as they do not have a relationship with the Board or any Director. Following previous recommendations made by Consilium in 2021, the Board requested that an assessment be made this year as to whether previous recommendations had been implemented effectively and to consider further recommendations to support the Board’s continued development and effectiveness. The evaluation focused on strategic stewardship and Board composition to gain further insight on participation and how the Board was working as a whole. In order to gather and distil feedback, members of senior management and all Directors completed a tailored questionnaire and were interviewed by Raymond Dinkin in early 2022. To support the evaluation of the effectiveness of the Board as a whole, its Committees and individual Directors’ contributions to discussions and decision-making, Raymond Dinkin observed several Board and Committee meetings and reviewed the meeting documentation. Consilium collated the input received from individual Director meetings and the questionnaire to create a report which provided an independent assessment of the effectiveness of the Board. The findings and recommendations were considered by the Board and Board Committees at the March and May 2022 meetings. Summary of findings The conclusions of this year’s review have been positive and confirmed that the Board remains effective. Areas identified to enhance the Board’s effectiveness for FY23 include: – Refresh the composition of the Board to bring on more Directors with technology and/or telecommunications sector experience; – Devote more time to strategy sessions to enhance free-flowing discussions and allow for additional topics to be discussed where required; – Topics requiring additional deep dives could be bolstered by using smaller groups of the Board with specific expertise in the matter; and – More effective use of management tools to enable the Board to engage with and join-up numerous initiatives. Details of the next Board evaluation and progress made on the above actions will be reported in the FY23 Governance Report. Progress against actions identified following the 2021 external evaluation Action Progress made More and different forms of engagement between Directors, with and without the Executive Directors. The Board was able to meet in person during the year in Germany and the UK. The Chairman held some sessions with the Non-Executive Directors alone. A number of meetings were held that were not formal Board meetings. Refreshing the Board’s composition and reviewing the mix of skills and experience on the Board in light of the next phase of the strategy. Since the end of FY22, the Company has announced the appointment of three new Non-Executive Directors. Continue to ensure Board agendas concentrate on the specifics of organic improvement and growth and their underlying drivers. The Board agendas cover both inorganic opportunities for growth and organic improvement and growth initiatives. Understanding closely the organisation’s capacity, capabilities and cultural change and monitoring progress on new proposition developments, ESG and culture change. During the year the Board considered these matters. An ESG Committee was established in November 2021. Board effectiveness and improving our performance

Strategic report Financials Other information Governance 80 Vodafone Group Plc  Annual Report on Form 20-F 2022 The Nominations and Governance Committee continues to ensure that the Board has an appropriate balance of skills, knowledge, experience and diversity so that it is effective in discharging its responsibilities and in having oversight of all matters relating to corporate governance. Chairman Jean-François van Boxmeer Members Sir Crispin Davis Valerie Gooding Michel Demaré (appointed as a member on 22 November 2021) Renee James (stepped down from the Board on 27 July 2021) Key responsibilities – Assessing the composition, structure and size of the Board and its Committees and making recommendations on appointments to the Board; – Succession planning for the Board and Executive Committee; – Overseeing the performance evaluation of the Board, its Committees and individual Directors; and – Monitoring developments in all matters relating to corporate governance, bringing any issues to the attention of the Board. The Committee is comprised solely of independent Non-Executive Directors. The Committee had four scheduled meetings during the year which were fully attended by all members. Click to read the Committee’s terms of reference: vodafone.com/board-committees Letter from Committee Chairman On behalf of the Board, I am pleased to present the Nominations and Governance Committee Report for the year ended 31 March 2022. This year, the Committee has spent time focusing on changes to the Board’s composition. The Committee’s current priority is the search for new Non-Executive Directors following the departures of Renee James and Sanjiv Ahuja. I want to extend our gratitude for their dedicated service to Vodafone. In September 2021 we announced the appointment of Deborah Kerr as a Non-Executive Director who joined the Board on 1 March 2022. In May 2022, we also announced the appointments of Stephen Carter, Delphine Ernotte Cunci and Simon Segars who will be appointed as Non-Executive Directors following the Company’s AGM, subject to shareholder approval. We continue to focus on our commitment to diversity which extends beyond the Board and the Executive Committee and towards developing the talent pipeline through the review of initiatives to enhance diversity, including gender and ethnic diversity and disability inclusion. I look forward to reporting on further progress as we continue our work across the following financial year. Read more about our programmes to manage talent on pages 21 and 22 Highlights from the year – Recommendation of the establishment of an ESG Board Committee; and – Appointment of Deborah Kerr to the Board with her induction programme currently underway. Key focus for the next year The key areas of focus for the next year are: – The implementation and completion of inductions for Stephen Carter, Delphine Ernotte Cunci, Simon Segars and Deborah Kerr respectively; – Continuation of the search for Non-Executive Directors who enhance the skill, knowledge, experience and diversity of the Board; – Board and Executive Committee succession planning in order to maintain the necessary balance of skills, knowledge, experience and diversity to remain effective; – Continuing to review Board independence and ensuring Directors have sufficient time to fulfil their Board responsibilities; and – Continuing to monitor compliance with the Code and future regulatory updates. Changes to the Board and Committees On 27 July 2021, Sanjiv Ahuja and Renee James stepped down from the Board. Upon stepping down from the Board, Renee James also left the Nominations and Governance Committee and the Remuneration Committee and Sanjiv Ahuja left the Audit and Risk Committee. Over the next 18 months there will be a number of scheduled retirements from the Board. In line with these departures, the Committee has been focused on finding suitable successors to further enhance the Board’s experience within the telecommunications and technology sectors, and to ensure that the Board and its Committees can continue to effectively discharge their responsibilities. I am pleased to welcome Deborah Kerr to the Board who was appointed as a Non-Executive Director on 1 March 2022. Deborah brings a wealth of technology expertise across a range of sectors, as well as extensive non-executive board experience. I am also delighted to welcome Stephen Carter, Delphine Ernotte Cunci and Simon Segars to Vodafone’s Board as Non-Executive Directors, subject to shareholder approval at the 2022 AGM. They are well-respected leaders who bring extensive experience and track records of value creation across the telecoms, technology and media sectors. At the 2021 AGM, Olaf Swantee was appointed by the shareholders as a new Non-Executive Director. However, in light of a potential conflict of interest, Olaf decided to step down with effect from 25 September 2021. An ESG Committee was established during this financial year with the role to provide oversight of Vodafone’s ESG programme, sustainability and responsible business practices as well as Vodafone’s contribution to the societies we operate in under the social contract. Read more about the ESG Committee on page 89 The Committee is regularly informed of succession planning and changes to the membership of the Executive Committee. In April, we announced that Hannes Ametsreiter will step down as Chief Executive Officer of Vodafone Germany and as a member of the Group Executive Committee on 30 June 2022. Philippe Rogge will become Chief Executive Officer of Vodafone Germany and a member of the Group Executive Committee on 1 July 2022. There were no changes to the membership of the Executive Committee during the year. Succession planning The Committee monitors the length of tenure and the skills and experience of the Non-Executive Directors to assist in succession planning. Read more about the details of the length of tenure of each Director and a summary of the skills and experience of the Non-Executives on pages 73 and 74 Nominations and Governance Committee Governance (continued)

Strategic report Governance Financials Other information 81 Vodafone Group Plc  Annual Report on Form 20-F 2022 In light of recent and anticipated changes to the Board membership, MWM Consulting, an independent search firm, was appointed to lead a search for new Non-Executive Directors who have relevant experience in the telecommunications and technology sectors, who will make valuable contributions to the Board’s work and who will contribute to the Board’s diversity. The Committee is confident that the Board currently has the necessary mix of skills and experience to contribute to the Company’s strategic objectives. Appointment process for Non-Executive Directors To begin the appointment process, Vodafone engages with a search consultancy and provides the agency with a search specification. The results of the search consist of individuals from a diverse range of backgrounds and characteristics. Capturing the clear benefits of diversity of background and opinion, and identifying candidates with the requisite experience and capabilities, is at the forefront of this search. The shortlisted candidates are interviewed by the Committee members and the Chief Executive. A recommendation is made to the Board on the chosen candidate. Once a candidate is selected, appointment terms are drafted and agreed with the selected candidate. Assessment of the independence of the Non-Executive Directors All Non-Executive Directors have submitted themselves for election or re-election, as applicable, at the 2022 AGM. In accordance with the Code, the independence of all the Non-Executive Directors was considered by the Committee. All Non-Executive Directors are considered independent and they continue to make independent contributions and effectively challenge management. The Executive Directors’ service contracts and Non-Executive Directors’ appointment letters are available for inspection at our registered office and will be available on display at the 2022 AGM. Management of conflicts of interest The Companies Act 2006 provides that directors have a duty to avoid a situation in which they have or may have a direct or indirect interest that conflicts or might conflict with the interests of the Company. This duty is in addition to the existing duty owed to the Company to disclose to the Board any interest in a transaction or arrangement under consideration by the Company. Our Directors must report any changes to their commitments to the Board, immediately notify the Company of actual or potential conflicts or a change in circumstances relating to an existing authorisation and complete an annual conflicts questionnaire. Any conflicts or potential conflicts identified are considered and, as appropriate, authorised by the Board in accordance with the Company’s Articles of Association. A register of authorised conflicts is also reviewed periodically. The Committee and the Board are satisfied that the external commitments of the Non-Executive Directors and of me, your Chairman, do not conflict with our duties and commitments as Directors of the Company, and that each Non-Executive Director is able to dedicate sufficient time to the Company’s affairs. The Committee is comfortable that it has adequate measures in place to manage and mitigate any actual or potential conflicts of interests that may arise in the future. Board evaluation In accordance with the Code, Vodafone conducts an annual evaluation of Board and Board Committee performance, which every Director engages in and which is facilitated by an independent third party at least once every three years. This year, an external evaluation of the performance of the Board and Committees was facilitated by Raymond Dinkin of Consilium Limited which has no other connection with Vodafone. The Committee oversaw the evaluation process and was involved in the selection of the external provider for review. Read more about the outcome of this review on page 79 Time commitment In accordance with the Code, the Committee actively reviews the time commitments of the Board. All Directors are engaged in providing their external commitments to establish that they have sufficient time to meet their Board responsibilities. The Committee is satisfied that the Board does meet this requirement and all Directors provide constructive challenge, strategic guidance and hold management to account. Diversity In line with Vodafone’s Board Diversity Policy, the Committee is firmly committed to supporting diversity and inclusion in the boardroom in compliance with the Code and acknowledges the importance of diversity and inclusion to the effective functioning of the Board. As set out in our Board Diversity Policy, Vodafone’s long-term ambition is to increase diversity on our Board in all its forms. The Committee annually reviews and agrees the Board Diversity Policy and monitors the progress made at Board and senior management levels during the financial year. The Committee continues to monitor requirements as set by the FTSE Women Leaders Review and NASDAQ listing rules in terms of gender diversity and the Parker Review in terms of ethnic diversity. Vodafone acknowledges that these targets are not just an end goal, but rather steps towards a drive for further progress. Commitment to diversity at Vodafone extends beyond the Board to the global workforce. For the fourth year in a row, Vodafone has been included in the Bloomberg Gender Equality Index, a list of 418 companies committed to gender equality, highlighting our commitment to fostering an inclusive workplace. Our Diversity and Inclusion activity includes our market-leading parental policies, our award-winning ReConnect programme, our global Domestic Violence and Abuse Policy, and our dedicated and passionate employee networks. The Securities and Exchange Commission has approved the updates to the NASDAQ listing rules to incorporate new board diversity requirements, which Vodafone will be subject to as a foreign issuer. As a foreign issuer, Vodafone satisfies these requirements. In line with the Hampton-Alexander Review recommendation that by 2020 there would be at least 33% female representation at the Board, Executive Committee positions and direct reports of the Executive Committee (the ‘Senior Leadership Team’), we are pleased to report that as at 31 March 2022, 50% of our Board were female. Both our Senior Independent Director and Chief Financial Officer positions also continue to be held by women. Our Executive Committee has four positions held by women (28.6%). In the Senior Leadership Team, 56 roles are held by women (31.8%). In line with these targets and recommendations, we have developed and introduced a series of pioneering global programmes. Vodafone has made a global commitment to support its employees during the menopause, an initiative that forms part of Vodafone’s broader strategy of supporting all employees through every life stage to create a culture of inclusion. The initiative has rolled out a training and awareness programme to all employees globally, including a toolkit focused on raising understanding of the menopause and providing guidance on how to support employees, colleagues and family members. Additionally, Vodafone has a global Domestic Violence and Abuse Policy which sets out a comprehensive range of workplace supports, security and other measures for employees at risk of, experiencing, and recovering from, domestic violence and abuse. There is also the global parental leave policy which offers 16 weeks fully paid leave to all employees.

82 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Governance (continued)

Board Diversity Matrix[1]

As of 31 March 2022	
Country of Principal Executive Offices	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	10

Part I: Gender Identity

	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	5	5	0	0

Part II: Demographic Background

Under-represented individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	1

Note:
1. Prepared in accordance with guidance issued by NASDAQ. More information can be found here: listingcenter.nasdaq.com/home.aspx

Read more about how we build a diverse and inclusive organisation on pages 39 and 40

This year, the CEO of Vodafone Ireland and the CFO of Vodafone Germany were also recognised at the EMEA 2022 WeQual Awards for driving greater equality and innovation. Attracting, retaining and promoting diverse leaders drives greater inclusion within the organisation, and we are confident that the additional initiatives detailed on page 39 will support us to reach the FTSE Women Leaders Review target to have at least 40% of women holding management and leadership roles by 2025.

The Committee is mindful of the recommendation of the Parker Review to have at least one Director from a non-white ethnic minority by 2021. Whilst it is disappointing not to continue to meet this target from 28 July 2021, this is the first time in 18 years where we have not been able to confirm that at least one ethnic minority Director sits on our Board and we continue to take practical and purposeful steps towards enhancing the Board's diversity. Vodafone has introduced new ethnic diversity targets to ensure that by 2030, 25% of the global senior leadership will come from ethnically diverse backgrounds. Based on self-declaration, currently 18% of Vodafone's global Senior Leadership Team are from ethnically diverse backgrounds. Vodafone UK also confirmed that by 2025, 20% of its UK-based senior people will come from Black, Asian, or other diverse ethnicities, with 4% of those to be Black. Vodafone's UK-based senior management and leadership are currently 15% Black, Asian or other diverse ethnicities, of whom 1% are Black. These commitments build on Vodafone's Race, Ethnicity and Cultural Heritage ('REACH') action plan, a wider programme launched in 2020 to achieve greater workplace inclusion through allyship and anti-racism.

Read more about our workplace inclusion programme on page 39

We continue to challenge our external search consultants to ensure that all forms of diversity, in particular ethnicity and gender, are considered when drawing up candidate shortlists.

Governance

The Committee continues to review action taken to comply with the Code and other legal and regulatory obligations during the year. The Committee received regular governance updates and is satisfied that Vodafone has complied with the Code in full during the year.

The Matters Reserved for the Board and the terms of reference of the Nominations and Governance Committee, the Audit and Risk Committee, the ESG Committee and the Remuneration Committee were reviewed in March 2022.

/s/ Jean-François van Boxmeer

Jean-François van Boxmeer
On behalf of the Nominations and Governance Committee

16 June 2022

Strategic report Governance Financials Other information 83 Vodafone Group Plc  Annual Report on Form 20-F 2022 The Committee plays a key role in the governance of the Group’s financial reporting, risk management, internal control and assurance processes and the external audit. During the year, the Committee performed a series of business unit reviews and completed a schedule of risk deep dives, with a continued focus on cyber security given the high level of external threat. Chairman and financial expert David Nish Members Michel Demaré Deborah Kerr Amparo Moraleda Key responsibilities The responsibilities of the Committee are to: – Monitor the integrity of the financial statements, including the review of significant financial reporting judgements; – Monitor the Group’s risk management system, review of the principal risks and the management of those risks; – Provide advice to the Board on whether the Annual Report is fair, balanced and understandable and on the appropriateness of the long-term viability statement; – Review and monitor the external auditor’s independence and objectivity and the effectiveness of the external audit; – Review the system of internal financial control and compliance with section 404 of the US Sarbanes-Oxley Act; – Review and provide advice to the Board on the approval of the Group’s US Annual Report on Form 20-F; and – Monitor the activities and review the effectiveness of the Internal Audit function. Click to read the Committee’s terms of reference: vodafone.com/board-committees Letter from the Committee Chair I am pleased to present our report to you as Chair of the Audit and Risk Committee. This report provides an overview of how the Committee operates, an insight into the Committee’s activities during the year and its role in ensuring the integrity of the Group’s published financial information and the effectiveness of its risk management, controls and related processes. The membership of the Committee changed during the year. Sanjiv Ahuja stepped down from the Board and therefore the Committee in July 2021. I would like to thank Sanjiv for his contribution to the work of the Committee. We welcomed Deborah Kerr to the Committee following her appointment to the Board on 1 March 2022. The Committee met five times during the year. The attendance by members at Committee meetings can be seen on page 68. Each meeting agenda included a range of topics across the Committee’s areas of responsibility. – Cyber threat is the Group’s top principal risk and an area where we remain vigilant given that external threats remain at a very high level. This manifested itself in February 2022 when Vodafone Portugal was the target of a deliberate cyber attack which impacted our services in that market. The preparedness and skill of our technology team ensured that most services were recovered very quickly. During the year, the Committee regularly met with the Chief Technology Officer and Cyber Security Director to assess how the risks were being managed and how we can further reinforce our cyber security (see pages 49 to 51); – We completed a series of reviews across multiple business units, typically with a focus on the risk and control environment. During the year the Committee met with the CEO and CFO of Vantage Towers, the Director of the Group’s shared service centre organisation and the market CEOs in Germany, the UK, Italy, Spain, Egypt and Other Europe; – At the September and March meetings we considered the anticipated financial reporting matters, in addition to the review of the half-year results announcement at our November meeting and of the Annual Report and accompanying materials at our May meeting, prior to the Group’s results release. Our work included reviews of goodwill impairment testing, taxation judgements, legal contingencies and the Company’s work on going concern and the long-term viability statement; and – We performed deep dive reviews on certain other principal risks, including supply chain disruption with the Global Supply Chain Director and adverse political and policy environments with the Chief External and Corporate Affairs Officer. We welcome the enhanced disclosures on pages 66 and 67 to comply with the framework provided by the Task Force on Climate-related Financial Disclosures (‘TCFD’). In addition, we assessed with management the potential impact of climate change on the consolidated financial statements (see note 1 ‘Basis of preparation’ in the consolidated financial statements on page 133 for further information). Our external auditor, Ernst & Young (‘EY’), continues to provide robust challenge to management and provides its independent view to the Committee on specific financial reporting judgements and the control environment. Every three years the Board appoints an external organisation to perform an independent review of the Committee to evaluate its performance. The last review concluded that the Board members considered the Committee to be thorough and fully effective in meeting its objectives. Furthermore, a finding of the Vodafone Board effectiveness review conducted in 2022 by an external third party concluded that the Committee was operating effectively. /s/ David Nish 16 June 2022 David Nish On behalf of the Audit and Risk Committee Audit and Risk Committee Objective The Committee’s objective is the provision of effective governance over the appropriateness of financial reporting of the Group, including the adequacy of related disclosures, the performance of both the Internal Audit function and the external auditor and oversight of the Group’s systems of internal control, business risks and related compliance activities. Committee governance Committee meetings normally take place the day before Board meetings. The Committee Chair reports to the Board, as a separate agenda item, on the activity of the Committee and matters of particular relevance. The Board has access to the Committee’s papers and receives copies of the Committee minutes. The Committee regularly meets separately with the external auditor, the Chief Financial Officer, the Group Audit Director and the Group Head of Risk and Compliance without others being present. The Chair also meets regularly with the external lead audit partner during the year, outside of the formal Committee process. Scan or click to watch the Chair of the Audit and Risk Committee explain his role: investors.vodafone.com/videos

Strategic report Financials Other information Governance 84 Vodafone Group Plc  Annual Report on Form 20-F 2022 The Chair is designated as the financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act and the 2018 UK Corporate Governance Code (‘Code’). The Committee continues to have competence relevant to the sector in which the Group operates. The skills and experience of Committee members are detailed on pages 73 and 74. Read more on pages 73 and 74 War in Ukraine Whilst the Group does not have significant operations in either Russia or Ukraine, a review was undertaken by management to assess any consequences on the financial statements arising from the conflict or from the resulting sanctions imposed on Russia and Belarus. It was concluded there are no material impacts on the consolidated financial statements for the year ended 31 March 2022. The impact on the Group’s principal risks was also assessed as set out in the ‘Risk management’ section. Long-term viability statement and going concern assessment The Committee provides advice to the Board on the form and basis of conclusion underlying the long-term viability statement and the going concern assessment. Read more about the long-term viability statement on page 65 Read more about the going concern assessment on page 118 The Committee challenged management on its financial risk assessment as part of its consideration of the long-term viability statement. This included scrutiny of forecast liquidity, balance sheet stress tests, the availability of cash and cash equivalents through new or existing financing facilities and a review of counter-party risk to assess the likelihood of third parties not being able to meet contractual obligations. This comprehensive assessment of the Group’s prospects made by management included consideration of: – The review period and alignment with the Group’s internal long- term forecasts; – The assessment of the capacity of the Group to remain viable after consideration of future cash flows, expected debt service requirements, undrawn facilities, and access to capital markets; – The modelling of the financial impact of severe but plausible risk scenarios materialising, including the impact of energy price inflation, exacerbated by the war in Ukraine; – Ensuring clear and enhanced disclosures in the Annual Report as to why the assessment period selected was appropriate to the Group, what qualifications and assumptions were made and how the underlying analysis was performed, consistent with FRC pronouncements; and – Comprehensive disclosure in relation to the Group’s liquidity provided in the consolidated financial statements. See note 22 ‘Capital and financial risk management’. Financial reporting The year ended 31 March 2022 is the third financial year that has been, at least partially, impacted by the COVID-19 pandemic. Restrictions regarding social distancing and travel eased during the year and most of our offices were open for part of the year. Many of the Group’s employees involved with financial reporting now split the working week between office working and remote working, and this approach is fully embedded and works effectively. The controls we implemented last year to support remote working remain in place. The Committee’s primary responsibility in relation to the Group’s financial reporting is to review, with management and the external auditor, the appropriateness of the half-year and annual consolidated financial statements. The Committee focuses on: – The quality and acceptability of accounting policies and practices; – Providing advice to the Board on the form and basis underlying the long-term viability statement; – Material areas in which significant judgements have been applied or where significant issues have been discussed with the external auditor; – An assessment of whether the Annual Report, taken as a whole, is fair, balanced, and understandable and whether our US Annual Report on Form 20-F complies with relevant US regulations; – The clarity of the disclosures and compliance with financial reporting standards and relevant financial and governance reporting requirements; and – Any correspondence from regulators in relation to our financial reporting. Accounting policies and practices The Committee received reports from management in relation to: – The identification of critical accounting judgements and key sources of estimation uncertainty, including the impact of climate change on the consolidated financial statements; – Significant accounting policies; and – Proposed disclosures of these in the 2022 Annual Report. Following discussions with management and the external auditor, the Committee approved the disclosures of the accounting policies and practices set out in note 1 ‘Basis of preparation’ and within other notes to the consolidated financial statements. Fair, balanced and understandable The Committee assessed whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. This assessment is supported by the Group’s Disclosure Committee which is chaired by the Group General Counsel and Company Secretary who briefs the Committee on the Disclosure Committee’s work and findings. The Committee reviewed the processes and controls that underpin the Annual Report’s preparation, ensuring that all contributors and senior management are fully aware of the requirements and their responsibilities. This included the financial reporting responsibilities of the Directors under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as well as considering the interests of other stakeholders which will have an impact on the Company’s long-term success. The Committee reviewed an early draft of the Annual Report to enable input and comment. In conjunction with the ESG Committee, this included the review of ESG-related disclosures, including TCFD. The Committee also reviewed the results announcement, supported by the work of the Group’s Disclosure Committee, which also reviews and assesses the appropriateness of investor communications. This work enabled the Committee to provide positive assurance to the Board to assist it in making the statement required by the Code. Significant financial reporting judgements The areas considered and actions taken by the Committee in relation to the 2022 consolidated financial statements are outlined overleaf. For each area, the Committee was satisfied with the accounting and disclosures in the consolidated financial statements. Governance (continued)

Strategic report Governance Financials Other information 85 Vodafone Group Plc  Annual Report on Form 20-F 2022 Area of focus Actions taken India accounting matters The disclosure and accounting judgements in relation to: – The impact on the Group’s conditional and capped obligations to make certain payments to Vodafone Idea Limited (‘VIL’) under a payment mechanism agreed at the time of the merger between Vodafone India and Idea Cellular in 2017. – The valuation of the security package provided by the Group to Indus Towers (‘Indus’) in respect of commitments of VIL to Indus and the obligation to the TRS lenders, considering the referenced assets. – The classification of the Group’s investment in Indus as held for sale. See note 29 ‘Contingent liabilities and legal proceedings’ in the consolidated financial statements. The Committee reviewed the appropriateness of the Group’s accounting judgements in relation to potential liabilities under the payment mechanism agreed with VIL, considering VIL’s ability to make any further material payments. The review considered the implications of the telecommunication relief package published by the Government of India in September 2021 and the anticipated debt for equity conversion, as well as VIL’s indebtedness, cash flows and need for additional funding. The Committee also reviewed accounting matters relating to Indus Towers, notably (i) the terms of the pledges contained in the security package, (ii) the disposal of primary pledge shares during the year and (iii) the continued classification as held for sale in the consolidated financial statements. These reviews occurred at the September 2021, November 2021, March 2022, and May 2022 Committee meetings. Impairments Judgements in relation to impairment testing relate primarily to the assumptions underlying the calculation of the value in use of the Group’s businesses, being the achievability of the long-term business plans and the macroeconomic and related valuation model assumptions. See note 4 ‘Impairment losses’ in the consolidated financial statements. The Committee met with the Group Head of Financial Planning & Analysis in May 2022 to discuss the impairment exercise undertaken and to challenge the appropriateness of assumptions made, including: – The consistent application of management’s valuation methodology; – The achievability of the Group’s five year business plans; – The potential impacts of (i) rising energy cost, (ii) the war in Ukraine and (iii) climate change on the Group’s businesses and valuation assumptions; – The long-term growth assumed for the Group’s businesses at the end of the plan period; and – The discount rates assumed in the valuation of the Group’s businesses. During the year, the Group recorded no material impairments of asset carrying values. Taxation The Group is subject to a range of tax claims and related legal actions in several jurisdictions where it operates. Furthermore, the Group has extensive accumulated tax losses, and a key management judgement is whether a deferred tax asset should be recognised in respect of those losses. See note 6 ‘Taxation’ and note 29 ‘Contingent liabilities and legal proceedings’ in the consolidated financial statements. The Committee met with the Group Tax Director in November 2021 and May 2022 in advance of the half-year and year-end reporting, respectively. The Group Tax Director also provided a briefing on international tax reform and its consequences for the Group. The Committee challenged the judgements underpinning tax provisioning, deferred tax assets and related disclosures. Liability provisioning The Group is subject to a range of claims and legal actions from a number of sources, including, but not limited to, competitors, regulators, customers, suppliers and, on occasion, fellow shareholders in Group subsidiaries. See note 16 ‘Provisions’ and note 29 ‘Contingent liabilities and legal proceedings’ in the consolidated financial statements. The Committee met with the Director of Litigation in November 2021 and May 2022 in advance of the half-year and year-end reporting, respectively. The Group Litigation Director updated the Committee on legal contingencies and key investigations. The Committee reviewed and challenged management’s assessment of the status of the most significant claims, together with relevant legal advice received by the Group, to form a view on the level of provisioning and appropriateness of disclosures in the financial statements. Revenue recognition Revenue is a risk area given the inherent complexity of IFRS 15 accounting requirements and the underlying billing and related IT systems. See note 1 ‘Basis of preparation’ in the consolidated financial statements. The accounting policy for, and related disclosure requirements of IFRS 15 that have been presented in the Annual Report, were reviewed in March and May 2022. The Committee considered the scope of EY’s planned revenue audit procedures, and their related audit findings and observations at its meetings in November 2021 and May 2022.

Strategic report Financials Other information Governance 86 Vodafone Group Plc  Annual Report on Form 20-F 2022 Regulators and our financial reporting The FRC publishes thematic reviews and other guidance to help companies improve the quality of corporate reporting through the provision of guidance and reviews of the quality of reporting across public companies. The Group routinely reviews FRC publications, the most relevant publications for the 2022 Annual Report being: – Key matters for 2021/22 reports and accounts; – Annual review of corporate reporting 2020/21; and – Thematic review on existing disclosure requirements for (i) alternative performance measures, (ii) viability and going concern and (iii) provisions, contingent liabilities and contingent assets. The Group already complied with the majority of the recommendations and the 2022 Annual Report has been updated to adopt best practice where appropriate. In addition, the FRC published a thematic review on interim reporting. Its recommendations were reviewed during the Group’s half-year reporting. The Task Force on Climate-related Financial Disclosures (‘TCFD’) sets out four core areas of recommended climate-related disclosures, which the Group disclosed on a voluntary basis in the 2021 Annual Report. The Risk management section in the 2022 Annual Report has been expanded to include enhanced disclosures. This is an evolving topic which the Group will monitor closely. Internal control and risk management The Committee has the primary responsibility for the oversight of the Group’s system of internal control, including the risk management framework, the compliance framework, and the work of the Internal Audit function. Internal Audit The Internal Audit function provides independent and objective assurance over the design and operating effectiveness of the system of internal control, through a risk-based approach. The function reports into the Committee and, administratively, to the Group Chief Financial Officer. The function is composed of teams across Group functions and local markets. This enables access to specialist skills through centres of excellence and ensures local knowledge and experience. Cooperation with professional bodies and an information technology research firm has ensured access to additional specialist skills and an advanced knowledge base. Internal Audit activities are based on a robust methodology and the internal quality assurance improvement programme ensures conformity with the International Professional Practices framework, which includes the IIA Standards and Code of Ethics, and the continuous development of the audit methodology applied. The conformity was reviewed and verified through an External Quality Assessment by an independent consultancy firm. The function has invested in several initiatives to improve its effectiveness, particularly in the adoption of new technologies. The innovative use of data analytics has provided broader and deeper audit testing and driven increased insights. The Committee has a standing agenda item to cover Internal Audit related topics. Prior to the start of each financial year, the Committee reviews and approves the annual audit plan, assesses the adequacy of the budget and resources, and reviews the operational initiatives for the continuous improvement of the function’s effectiveness. The audit plan’s rolling review framework, and the data driven risk assessment used to identify emerging risks is considered and amendments to the audit programme reviewed during the financial year. The Committee reviews progress against the approved audit plan and the results of our audit activities, with a stronger focus on unsatisfactory audit results and ‘cross-entity audits’, which are audits that are performed across multiple markets with the same scope. Audit results are analysed by process and entity (local markets/Group functions) to highlight both changes in the control environment and areas that require attention. During the year, Internal Audit coverage focused on principal risks, which included: Cyber threat and Strategic transformation. Relevant audit results are reported before the Committee’s in-depth review with the risk owner, which allows the Committee to have an integrated view on the way the risk is managed. Assurance was also provided across a range of areas, including digital customer journeys, technology controls in financial systems, data privacy, access to commercial systems, compliance with anti-bribery and economic sanctions policies, Vodafone Business application/portal security, secured engineering access to networks, sustainability, and M-Pesa. The activities performed by the shared service organisation also received attention due to their significant bearing on the effectiveness of global processes. Management is responsible for ensuring that issues raised by Internal Audit are addressed within an agreed timetable, and the Committee reviews their timely completion. An independent review of the effectiveness of the Group’s Internal Audit function was performed by Deloitte LLP and the findings presented to the Committee at the January 2022 meeting. The review concluded that the Internal Audit function operated in accordance with the Global Institute of Internal Auditors’ International Professional Practices Framework, is at the top of its peer group range and demonstrates areas of innovative practice. It was also recommended that the Internal Audit function could reach the top end ‘world class’ assessment with some additional innovation and a more strategic role. Assessment of the Group’s system of internal control, including the risk management framework The Group’s risk assessment process and the way in which significant business risks are managed is an area of focus for the Committee. The Committee’s activity here was led primarily, but not solely, by the Group’s assessment of its principal and emerging risks and uncertainties, as set out on pages 60 to 64 and a range of mitigations for risks as set out on pages 119 to 122. Cyber threat remains a major focus for the Committee given the ever-increasing risks in this area and cyber attacks in the year. The Group has an internal control environment designed to protect the business from the material risks which have been identified. Management is responsible for establishing and maintaining adequate internal controls and the Committee has responsibility for ensuring the effectiveness of those controls. The Committee reviewed the process by which Group management assessed the control environment, in accordance with the requirements of the Guidance on Risk Management, Internal Control and Related Financial and Business Reporting published by the FRC. This activity was supported by reports from the Group Audit Director and the Head of Risk and a range of functional specialists covering areas such as privacy compliance, treasury policy and the review of internal controls. As part of the Committee’s recurring agenda items, the Group Security Director provided a fraud update, the scope of which would include incidents of fraud involving management or employees with a significant role in internal controls. The Group operates a ‘Speak Up’ channel that enables employees to anonymously raise concerns about possible irregularities. The Committee received an update on the operation of the channel together with the output of any resulting investigations. The Committee has completed its review of the effectiveness of the Group’s system of internal control, including risk management, during the year and up to the date of this Annual Report. The review covered all material controls including financial, operating and compliance controls. The Committee confirms that the system of internal control operated effectively for the 2022 financial year. Where specific areas for improvement were identified, mitigating alternative controls and processes were in place. This allows us to provide positive assurance to the Board to help fulfil its obligations under the Code. Governance (continued)

Strategic report Governance Financials Other information 87 Vodafone Group Plc  Annual Report on Form 20-F 2022 Compliance with section 404 of the US Sarbanes-Oxley Act Oversight of the Group’s compliance activities in relation to section 404 of the US Sarbanes-Oxley Act and policy compliance reviews also fall within the Committee’s remit. Management is responsible for establishing and maintaining adequate internal controls over financial reporting and we have responsibility for ensuring the effectiveness of these controls. The Committee received updates on the Group’s work in relation to section 404 compliance and the Group’s broader financial control environment during the year. We continue to challenge management on ensuring the nature and scope of control activities evolve to ensure key risks continue to be adequately mitigated. The ongoing and deeper use of automated controls embedded within our systems and data analytics is part of the evolution of the Group’s control environment and was reviewed and discussed by the Committee at the January 2022 meeting. The Committee also took an active role in monitoring the Group’s compliance activities, including receiving reports from management in the year covering programme-level changes, the scope of compliance work performed and the results of controls testing. The external auditor also reports the status of its work in relation to controls in its reports to the Committee. External audit The Committee has primary responsibility for overseeing the relationship with the external auditor, EY. This includes making the recommendation on the appointment, reappointment, and removal of the external auditor, assessing its independence on an ongoing basis, and approving the statutory audit fee, the scope of the statutory audit and the appointment of the lead audit engagement partner. Alison Duncan has held this role for three years since the appointment of EY as external auditor for the year ended 31 March 2020. EY presented to the Committee its detailed audit plan for the 2022 financial year, which outlined its +audit scope, planning materiality and its assessment of key audit risks. The identification of key audit risks is critical in the overall effectiveness of the external audit process. The Committee also received reports from EY on its assessment of the accounting and disclosures in the financial statements and financial controls. The Committee will continue to review the auditor appointment and anticipates that the audit will be put out to tender at least every 10 years. The Company has complied with the Statutory Audit Services Order 2014 for the financial year under review. The last external audit tender took place in 2019 which resulted in the appointment of EY. Independence and objectivity In its assessment of the independence of the auditor, and in accordance with the US Public Company Accounting Oversight Board’s (‘PCAOB’) standard on independence, the Committee received details of all relationships between the Company and EY that may have a bearing on its independence and received confirmation from EY that it is independent of the Company in accordance with US federal securities law and the applicable rules and regulations of the Securities and Exchange Commission (‘SEC’) and the PCAOB. Effectiveness of the external audit process The Committee reviewed the quality of the external audit process throughout the year and considered the performance of EY. This comprised the Committee’s own assessment and the results of a detailed feedback survey of senior personnel across the Group. Based on these reviews, the Committee concluded that there had been appropriate focus and challenge by EY on the primary areas of the audit and that EY had applied robust challenge and scepticism throughout the audit. EY audit and non-audit fees Total fees payable to EY for audit and non-audit services in the year ended 31 March 2022 amounted to €25 million (2021: €32 million). Non-audit fees for the year ended 31 March 2021 included an amount of €11 million in relation to the IPO of Vantage Towers A.G. in March 2021. Audit fees The Committee reviewed and discussed the fee proposal, was engaged in agreeing audit scope changes and, following the receipt of formal assurance that its fees were appropriate for the scope of the work required, agreed an audit fee of €23 million for statutory audit services in the year (2021: €21 million). Non-audit fees To protect the independence and objectivity of the external auditor, the Committee has a policy for the engagement of the external auditor to provide non-audit services. The policy prohibits EY from playing any part in management or decision-making, providing certain services such as valuation work and the provision of accounting services. The Group’s non-audit services policy incorporates the requirements of the FRC’s Ethical Standard, including a ‘whitelist’ of permitted non-audit services which mirrors the FRC’s Ethical Standard. The Committee has pre-approved that EY can be engaged by management, subject to the policies set out above, and subject to: – A €60,000 fee limit for individual engagements; – A €500,000 total fee limit for services where there is no legal alternative; and – A €500,000 total fee limit for services where there is no practical alternative supplier. For those permitted services that exceed these specified fee limits, the Committee Chair pre-approves the service. Non-audit fees were €2 million (2021: €11 million) and represented 9% of audit fees for the 2022 financial year (2021: 52%). See note 3 ‘Operating profit’ in the consolidated financial statements.

Strategic report Financials Other information Governance 88 Vodafone Group Plc  Annual Report on Form 20-F 2022 In-depth reviews The Committee requested management to provide in-depth reviews as part of the meeting agendas. These reviews are summarised below, together with the Group’s principal risk to which the review relates. Subject of in-depth review Principal risk Cyber threat and information security review with the Chief Technology Officer and the Cyber Security Director. Cyber threat Ransomware review with the Chief Technology Officer and Cyber Security Director. Cyber threat Deep dive on the remit of the Technology Assurance team with the Chief Technology Officer. Cyber threat Technology resilience and future readiness Principal risk deep dive with the Global Supply Chain Director. Supply chain disruption Principal risk deep dive with the Chief External and Corporate Affairs Officer. Adverse political and policy environments Deep dive into privacy compliance and governance at Vodafone from the Group Privacy Officer. Adverse political and policy environments Update on the European Electronic Communications Code by the Chief External and Corporate Affairs Officer. Adverse political and policy environments Review of the opportunities presented by data analytics and digital enablement provided by the Group Financial Controlling and Operations Director and the Group Internal Audit Director. Strategic transformation Updates on the strategic transformation in Germany and partner agencies from the market CEO. Strategic transformation Market review of Italy provided by the market CEO. Strategic transformation Market review of Spain provided by the market CEO. Strategic transformation Market review of the UK provided by the market CEO. Strategic transformation Business deep dive of Vantage Towers provided by the CEO and CFO. Strategic transformation Market review of Lesotho provided by the market Managing Director. Strategic transformation Update on the ‘Trust by Design’ programme from the Group General Counsel and Company Secretary. Strategic transformation Deep dive into Vodafone Business provided by the CEO and Legal Director of Vodafone Business. Strategic transformation Report from the Europe Cluster CEO and CFO on the controls and risk landscape in the Europe cluster markets. Strategic transformation Deep dive of the control environment and compliance from the CEO of Vodafone Egypt. Strategic transformation Deep dive into the risk and control environment at _VOIS, the Group’s shared services organisation. This was provided by the Group’s Director of _VOIS. Strategic transformation Review of the long-term viability statement and the going concern assessment with management. Adverse changes in macroeconomic conditions Governance (continued)

Strategic report Governance Financials Other information 89 Vodafone Group Plc  Annual Report on Form 20-F 2022 This year, the Board formally approved the establishment of a new Committee of the Board, the ESG Committee. The role of the Committee is to provide oversight of Vodafone’s Environmental, Social and Governance (‘ESG’) programme, of sustainability and responsible business practices, as well as Vodafone’s contribution to the societies that we operate in under the social contract. Chair Amparo Moraleda Members Valerie Gooding Dame Clara Furse DBE Key responsibilities The responsibilities of the Committee are to: – Oversee the ESG programme, including the purpose strategy (Inclusion for All, Planet and Digital Society), sustainability and responsible business practices, and the social contract; – Approve the ESG strategy, including related targets and KPIs, and monitor progress against key performance indicators and external ESG index results; – Oversee execution of the ESG strategy and related policies and programmes required to implement the ESG strategy, as well as the Group’s progress on ESG commitments and targets; and – Provide advice and direction to management on implementation of the ESG strategy, the opportunities and risks to the Group’s operations and reputation and its corporate responsibility. Click to read the Committee’s terms of reference: vodafone.com/board-committees Letter from Committee Chair On behalf of the Board, I am pleased to present Vodafone’s first ESG Committee Report for the year ended 31 March 2022. ESG is at the core of our purpose and is a key element in the execution of our strategy. Reflecting the criticality of ESG and Vodafone’s commitment to this topic, this year the Board approved the creation of the new ESG Committee to provide the Board with enhanced oversight of ESG matters. We believe the ESG Committee will contribute to the long-term success of Vodafone, for the benefit of our customers, key stakeholders, and the societies in which we operate. Some key stakeholder interests considered as part of the Committee include: – Investors: Strong, Board-level ESG governance is a key requirement of an effective ESG programme; – Governments and regulators: Local and international legal and regulatory obligations on ESG topics continue to increase; – Local communities and NGOs: ESG topics affect the day-to-day lives of the people in the communities that we serve; – Suppliers and customers: Upholding high ethical standards throughout our value chain is critical for stakeholders when deciding whether they should do business with Vodafone; – Employees: Employees take pride in working for a purpose-driven organisation that is enabling an inclusive and sustainable digital society. When establishing the Committee, the Board worked to ensure that members brought a range of experience on ESG-related topics that fall within the Committee’s remit. As Chair, I have extensive experience in this area, and have also been a member of the Board of Trustees of the Vodafone Foundation since 2020. I’m delighted to be joined on the Committee by Dame Clara Furse and Valerie Gooding. Dame Clara Furse is the Chair of the UK Voluntary Carbon Markets Forum and also provides a valuable investor perspective given her previous executive and non-executive career. Valerie Gooding serves as the Workforce Engagement Lead for the Board and regularly engages with employees throughout the organisation. Valerie is also the Chair of the Remuneration Committee which introduced ESG measures into our long-term incentive plan two years ago, following approval by shareholders. During the year, the Committee met twice. The first meeting in November 2021 focused on reviewing Vodafone’s overall approach to ESG. This included presentations from Joakim Reiter, Vodafone Group’s Chief External and Corporate Affairs Officer, as well as the Director of Investor Relations. The Committee was encouraged by the extent to which ESG is being integrated into Vodafone’s corporate strategy. It was also noted that there has been a significant increase in expectations on ESG performance from key stakeholders in recent years, notably accelerated by the COVID-19 crisis. Read more on Vodafone’s approach to ESG on page 34 The Committee’s second meeting in March 2022 focused on reviewing Vodafone’s Planet strategy, as we are focused on understanding climate-related risks and opportunities, and embedding responses to these into our business strategy and operations. The Committee works alongside the Audit and Risk Committee in overseeing matters relating to climate change risk management. The deep dive into Vodafone’s Planet agenda included an update on performance, as well as discussion of key challenges and opportunities relating to Vodafone’s ambitions of becoming net zero by 2040. We also discussed our programmes enabling our customers to reduce their carbon emissions, and building more of a circular economy to reduce network and device electronic waste. The Committee was also given an insight into how Vodafone’s global strategy is operationalised locally, through a presentation from Vodafone Germany’s CEO, Hannes Ametsreiter. Read more on Vodafone’s Planet strategy and targets on page 41 On behalf of the Committee, I have reported the Committee’s work to the Board. Over the next year, I look forward to the Committee’s continued oversight and scrutiny of Vodafone’s ESG agenda, including further presentations from senior executives and experts from across the Group. During FY23, the Committee will review Vodafone’s Inclusion for All and human rights agendas, and will consider how the Vodafone’s ESG strategy is implemented across Africa through the Vodacom Group. As Committee Chair, I will also be available to engage with shareholders who have questions or comments about the work of the Committee at our 2022 AGM. /s/ Amparo Moraleda Amparo Moraleda On behalf of the ESG Committee 16 June 2022 ESG Committee Scan or click to watch the Chair of the ESG Committee explain her role: investors.vodafone.com/videos

90 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Governance (continued)

Focus during the year

The ESG Committee met twice during the year ended 31 March 2022. The following provides a summary of the topics covered.

November 2021

- Approval of the Committees Terms of Reference, along with a discussion on the purpose and expected remit of the ESG Committee.
- Joakim Reiter, Vodafone Group's Chief External and Corporate Affairs Officer, presented a paper on the annual overview of political, policy and regulatory trends which had been provided to the Board of Vodafone Group Plc at its July 2021 meeting. The paper outlined the key impacts of the COVID-19 pandemic on the political and regulatory environment and the accelerated changes in expectations on businesses post-pandemic.
- Joakim Reiter and Vodafone Group's Investor Relations Director presented on Vodafone's ESG approach. This outlined how Vodafone's approach to ESG was a core part of the corporate strategy and a driver of commercial success. The discussion outlined how Vodafone's ESG approach brings together five key programmes:

1. **Purpose** and the actions Vodafone takes as part of the three purpose pillars (Digital Society, Inclusion for All and Planet);
2. **Social contract**, which was a key growth lever for the Company as a whole;
3. **Responsible business practices**, to ensure Vodafone operates to the highest standards of integrity and ethics, ensuring that Vodafone is 'Doing What's Right' towards employees, customers, society and suppliers;
4. **Transparency**, including providing correct disclosures and reporting as well as external positioning, engagement and communication on all material ESG aspects; and
5. **Measurement**, as Vodafone's performance is measured in various ways covering different audiences and target groups.

March 2022

- Presentation to the Committee on Vodafone's Planet approach and performance. This included an outline of how Vodafone activates the strategy for different stakeholder groups, including consumers, regulators and investors. Joakim Reiter presented on Vodafone's approach to reaching net zero carbon emissions by 2040, including progress to date and some of the challenges.
- The Committee was joined by relevant senior representatives from within Vodafone (Vodafone Group's Marketing and Brand Director and Device Operations Director and Vodafone Business' Legal Director). The discussion focused on Vodafone's approach to building more of a circular economy for devices and activating its Planet strategy for consumers. The Committee were also updated on Vodafone's carbon enablement and 'digital for green' strategy.
- Hannes Ametsreiter (Vodafone Germany CEO) provided the Committee with an overview of how Vodafone's global Planet strategy is implemented locally in Germany, through Vodafone Germany's 'GigaGreen' programme.
- The ESG Committee discussed Vodafone's approach to FY22 year-end ESG reporting and assurance.

Key focus for the next year

The key areas of focus for the next year:

- Deep dives into Inclusion for All and Digital Society purpose pillars;
- Review of Vodafone's approach to human rights, including associated governance and reporting;
- Further understanding of operationalisation of ESG approach across the business, with a focus on Vodacom; and
- Continuing to review progress of ESG strategy, including performance against external targets and ESG indices and rankings.

Mapping of ESG topics

When establishing the ESG Committee and setting its remit, we completed a mapping of all key ESG topics for Vodafone, to ensure clarity on the role of the ESG Committee alongside the Board and other relevant Committees. This is presented below, alongside further details of each ESG topic.

Topic	Committee	Read more (page)
Environment		
Energy consumption and GHG emissions Including energy sources, uses and targets	E	41, 42
E-waste and other environmental topics Including device and network waste, water and plastics	E	43
Environmental benefits from products & services Including carbon & resource efficiency enablement	E	43
Climate change risk management Including alignment with TCFD recommendations	A, E	66
Social		
Health and safety	B	52
Diversity & inclusion and employee experience	B	39
Employee rights Including collective bargaining, grievance mechanisms, Speak Up, Fair Pay, and labour standards	B, A	47
Responsible supply chain Including labour standards and sourcing of minerals	B, E	55
Human and digital rights Including privacy regulations, right to privacy and freedom of expression, and other human rights	A, E	47, 54
Socio-economic benefits from products & services Including digital inclusion	E	36, 44
Governance		
Mobile, masts and health	B	53
Security Including cyber and other security topics	A, B	49
Anti-bribery and corruption	A	56
Business conduct & ethics Including taxation, business conduct and compliance	A	56
Corporate governance	N	68
Reporting Including Annual Report and Accounts, Modern Slavery Statement and other voluntary ESG disclosures	A, B, E	35, 55

Key

- (A) Audit and Risk Committee
- (E) ESG Committee
- (N) Nominations and Governance Committee
- (B) Full Board

Strategic report Governance Financials Other information 91 Vodafone Group Plc  Annual Report on Form 20-F 2022 Letter from the Remuneration Committee Chairman On behalf of the Board, I present our 2022 Directors’ Remuneration Report. This report includes both our Policy Report (as approved by shareholders at the 2020 AGM), and our 2022 Annual Report on Remuneration, which sets out how our policy was implemented during the year under review, and how it will be applied for the year ahead. Activities during the year During the last year, we have demonstrated consistent and sustainable growth and have continued to deliver against our purpose and strategy, keeping society connected during recent volatile and critical times. As we start to move forward after the COVID-19 pandemic, we will continue to support our people and in my role as Workforce Engagement Lead I have heard how our response to the pandemic provided support and clarity to our colleagues during this period. Our actions ensured that no employees were furloughed whilst we also continued to run global all-employee pay programmes, including the delivery of performance related pay across our business. We also enhanced our working from home capabilities and given we are able to meet and collaborate in person again, we are moving to a flexible hybrid working policy which blends the best of both home and office working. Looking specifically at executive remuneration, in implementing the current policy during the year the Committee has continued to consider the experience of wider stakeholders when determining matters including executive salaries, incentive outcomes, and package structures, with all such decisions aligned with our shareholder approved Remuneration Policy and the Committee’s principles. These principles aim to ensure our pay arrangements drive the delivery of our strategy, are aligned with performance, encourage shareholder alignment, and support our Fair Pay principles – further details can be found online using the link at the top of this page. Alignment with our strategic framework Ensuring our Remuneration Policy supports and drives our wider business strategy remains a core focus of the Committee. Our vision is to become a new generation connectivity and digital services provider for Europe and Africa, which will enable an inclusive and sustainable digital society. We are focused on growing our converged connectivity markets in Europe and mobile data and payments in Africa, reflecting our three core customer segments of Europe Consumer, Africa Consumer, and Vodafone Business. To enable us to meet this objective, our strategic priorities are to become a simplified and efficient operator, to maintain our leading gigabit networks, and to shape the digital society through our role in influencing policy and regulation. These priorities require us to deliver sustainable growth, leverage our scale to deliver efficiencies and value creation, and to continue to optimise our portfolio. The importance of our strategic framework is reflected in the inclusion of the free cash flow measure in both our short-term and long-term incentive plans, with cash generation remaining a key driver of value creation in our business. Service revenue and adjusted EBIT also continue to be important financial measures in our short-term incentive plan, both for measuring the impact of our strategic growth initiatives and in helping us deliver long-term value to our shareholders. Our growth plan is built around deepening the trusted relationships with consumers and business customers and the importance of customer relationships is reflected in the inclusion of a customer appreciation metric in our short-term incentive. Engagement during the year It is the Committee’s strong belief that through constructive engagement the relationship between the Committee and shareholders is mutually beneficial. Our 2020 Policy Report was approved by over 96% of shareholders, reflecting the importance and effectiveness of two-way dialogue during such consultations. The Committee remains satisfied that the current policy is operating effectively. Our Remuneration Policy will next be reviewed ahead of its submission for shareholder approval at the 2023 AGM following the conclusion of its full three-year term. Shareholder consultation will form an important part of the Committee’s review over the course of the next year. In terms of engaging the employee voice, as Workforce Engagement Lead I attended meetings with both our European and South African forums, with feedback and comments from the meetings subsequently reported back directly to the Board. The key topics raised by employee representatives this year focused on our Future Ready ways of working, our response to COVID-19 and the progress on our Fair Pay agenda. I would like to thank the representatives from both forums for inviting me and for contributing to the discussions. When looking at the feedback from these forums and our other channels of engagement it is evident that our colleagues value the open and regular updates the business has given throughout the year, and the Board will ensure these continue in the year ahead. Read more about our stakeholder engagement activities on pages 14 to 15 of this Annual Report Arrangements for 2023 Base salary and pension arrangements The base salaries for both Executive Directors have been frozen since their respective appointments in 2018. As set out in last year’s Directors’ Remuneration Report, the Committee agreed during the 2021 review that salary increases for both individuals were warranted – however, given the context of COVID-19 and wider budgetary restraint shown at leadership level it was decided that both salaries would remain unchanged and that the position would be reviewed again in 2022. Following this year’s review the Committee concluded that in light of their experience it was appropriate to increase the salaries of both Executive Directors. The Committee discussed the matter in detail and, despite the rationale for more significant adjustments, agreed that for 2022 the most appropriate decision was for the increases to be aligned with the wider UK workforce budget. The salaries for both Executive Directors will therefore be increased by 3% effective from 1 July 2022. The Committee is conscious of the importance of our executive remuneration arrangements remaining fair and competitive and will re-visit this topic again as part of the next review in 2023 to determine if any further adjustments are required. Pension arrangements for both Executive Directors will continue to remain aligned with the wider UK workforce at 10% of base salary. Remuneration Committee Scan or click to watch the Senior Independent Director and Chair of the Remuneration Committee explain her role: investors.vodafone.com/videos

92 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Remuneration Committee (continued)

Annual bonus ('GSTIP')

At the January 2022 meeting, the Committee agreed that the performance conditions and their respective weightings for 2023 should remain unchanged from 2022.

The measures under the annual bonus of service revenue, adjusted free cash flow, adjusted EBIT, and customer appreciation KPIs will continue to be equally weighted at 25% for the 2023 plan.

Global long-term incentive ('GLTI')

The GLTI structure will also remain unchanged for 2023, in line with our agreed normal policy. The measures under the long-term incentive will continue to be weighted at 60% adjusted free cash flow, 30% relative TSR and 10% ESG.

Read more
on pages 110 and 111

Performance outcomes during 2022

GSTIP performance (1 April 2021 – 31 March 2022)

Annual bonus performance during the year was measured against both financial and strategic measures. The four measures were equally weighted at 25% each, with financial metrics constituting service revenue, adjusted EBIT and adjusted free cash flow whilst the strategic measure was linked to customer appreciation KPIs. These KPIs covered metrics including churn, revenue market share, and net promoter score.

Performance under both the financial performance measures and the customer appreciation KPIs metrics was above the midpoint of the target range. The combined performance resulted in an overall bonus payout of 69.2% of maximum. Further details on performance can be found on pages 100 and 101.

GLTI performance (1 April 2019 – 31 March 2022)

The 2020 GLTI award (granted June 2019) was subject to adjusted free cash flow (2/3 of total award) and relative TSR (1/3 of total award) performance. Both performance conditions were measured over the three-year period ended 31 March 2022.

Final FCF performance finished below the mid-point of the range resulting in 29.2% of the FCF element vesting. TSR performance was above the median of the peer group resulting in vesting just above threshold under this element. This resulted in an overall vesting percentage of 26.1% of maximum. Further details of this vesting calculation can be found on pages 101 and 102.

Consideration of discretion

The Committee reviewed the appropriateness of the outcomes of both the annual bonus and long-term incentive plan in light of both the relevant performance targets and the wider financial and business performance across the respective measurement periods. Outcomes were reviewed against the wider employee experience during the periods under review with the Committee noting that global employee pay reviews, including the delivery of performance-related pay, had been undertaken throughout the COVID-19 pandemic and was also scheduled for later in 2022. It was agreed that the outcomes were appropriate and that no adjustments were required.

Looking forward

Over the course of the next 12 months the Committee will be reviewing the current Remuneration Policy ahead of its submission for approval at the 2023 AGM in line with regulatory requirements and I look forward to engaging with you, our shareholders, ahead of this date. As per previous reviews, the Committee will ensure sufficient time is allocated for consultation prior to the policy being finalised for approval.

The rest of this report sets out both our Policy Report, as approved at the 2020 AGM, and our Annual Report on Remuneration which sets out the decisions and outcomes summarised in this letter in further detail.

/s/ Valerie Gooding

Valerie Gooding
Chairman of the Remuneration Committee

16 June 2022

Remuneration at a glance

Component	2022 (year ended 31 March 2022)	2023 (year ending 31 March 2023)
Fixed pay		
Base salary	**Effective 1 July 2021:** Chief Executive: £1,050,000 (no increase). Chief Financial Officer: £700,000 (no increase).	**Effective 1 July 2022:** Chief Executive: £1,081,500 (3.0% increase) Chief Financial Officer: £721,000 (3.0% increase)
Benefits	Travel related benefits and private medical cover.	Travel related benefits and private medical cover.
Pension	Pension contribution of 10% of salary for all Executive Directors.	Pension contribution of 10% of salary for all Executive Directors.
Annual bonus		
GSTIP	**Opportunity (% of salary):** Target: 100%/Maximum: 200% **Measures:** Service revenue (25%), adjusted EBIT (25%), adjusted FCF (25%), and customer appreciation KPIs (25%).	**Opportunity (% of salary):** Target: 100%/Maximum: 200% **Measures:** Service revenue (25%), adjusted EBIT (25%), adjusted FCF (25%), and customer appreciation KPIs (25%).
Long-term incentive		
GLTI	**Opportunity (% of salary – maximum):** Chief Executive: 500%/Other Executive Directors: 450% **Measures:** Adjusted free cash flow (60%) , relative TSR (30%), and ESG (10%). **Performance/holding periods:** Three-year performance + two-year holding period.	**Opportunity (% of salary – maximum):** Chief Executive: 500%/Other Executive Directors: 450% **Measures:** Adjusted free cash flow (60%) , relative TSR (30%), and ESG (10%). **Performance/holding periods:** Three-year performance + two-year holding period.

Strategic report Governance Financials Other information 93 Vodafone Group Plc  Annual Report on Form 20-F 2022 Remuneration Policy Remuneration Policy – notes to reader No changes have been made to our policy since its approval at the 2020 Annual General Meeting which was held on 28 July 2020. Our approved Policy Report is available on our website at vodafone.com, and has been reproduced below in the shaded boxes exactly as it was set out in the 2020 Annual Report. As such, some of the policy wording is now out of date; this includes references to the 2020 Annual General Meeting and page number references. Remuneration Policy In this forward-looking section we describe our Remuneration Policy for the Board. This includes our considerations when determining policy, a description of the elements of the reward package, including an indication of the potential future value of this package for each of the Executive Directors, and the policy applied to the Chairman and Non-Executive Directors. We will be seeking shareholder approval for our Remuneration Policy at the 2020 AGM and we intend to implement it at that point. A summary and explanation of the proposed changes to the current Remuneration Policy is provided on page 100. Subject to approval, we will review our policy each year to ensure that it continues to support our company strategy and if it is necessary to make a change to our policy within the next three years, we will seek shareholder approval. Considerations when determining our Remuneration Policy Our remuneration principles which are outlined on page 97 guide the Remuneration Committee when making decisions on our policy and its implementation. A critical consideration for the Remuneration Committee when determining our Remuneration Policy is to ensure that it supports our company purpose, strategy, and business objectives. A variety of stakeholder views are taken into account when determining executive pay, including those of our shareholders, colleagues, and external bodies. Further details on how we engage with, and consider the views of, each of these stakeholders are set out on page 115. In advance of submitting our policy for shareholder approval we ran a thorough consultation exercise with our major shareholders. We invited our top 20 shareholders and a number of key governance stakeholders to comment on remuneration at Vodafone and to provide feedback on the proposed changes to the current policy which was approved at the 2017 AGM. A number of meetings between shareholders and the Remuneration Committee Chairman took place during this consultation period. Further details of this consultation are provided on pages 97 and 98 whilst a summary of the proposed changes to our current policy, which are incorporated in this revised Remuneration Policy report, is provided on page 100. Listening to and consulting with our employees is very important and the Committee is supportive of the growing focus on engaging the employee voice, which has accompanied recent changes to the UK Corporate Governance Code. Our engagement with colleagues can take different forms in different markets but includes a variety of channels and approaches including our annual people survey which attracts very high levels of participation and engagement, regular business leader Q&A sessions, and a number of internal digital communication platforms. Our Senior Independent Director also undertakes an annual attendance at our European employee forum, and a similar body in South Africa, with any questions or concerns raised by the employee representatives fed back directly to the Board for consideration and discussion. We do not formally consult directly with employees on the executive Remuneration Policy nor is any fixed remuneration comparison measurement used. However, when determining the policy for Executive Directors, the Remuneration Committee is briefed on pay and employment conditions of employees in Vodafone Group as a whole, with particular reference to the market in which the executive is based. Further information on our approach to remuneration for other employees is given on page 105. Performance measures and targets Our Company strategy and business objectives are the primary consideration when we are selecting performance measures for our incentive plans. The targets within our incentive plans that are related to internal financial measures (such as revenue, profit and cash flow) are typically determined based on our budgets. Targets for strategic and external measures (such as customer appreciation KPIs, ESG measures, and total shareholder return (‘TSR’)) are set based on company objectives and in light of the competitive marketplace. The threshold and maximum levels of performance are set to reflect minimum acceptable levels at threshold and very stretching levels at maximum. As in previous Remuneration Reports we will disclose the details of our performance targets for our short and long-term incentive plans. However, our annual bonus targets are commercially sensitive and therefore we will only disclose our targets in the Remuneration Report following the completion of the financial year. We will normally disclose the targets for each long-term award in the Remuneration Report for the financial year preceding the start of the performance period – where this is not possible, such targets will be disclosed at the time of grant and published in the next Remuneration Report. At the end of each performance period we review performance against the targets, using judgement to account for items such as (but not limited to) mergers, acquisitions, disposals, foreign exchange rate movements, changes in accounting treatment, material one-off tax settlements etc. The application of judgement is important to ensure that the final assessments of performance are fair and appropriate.

Strategic report Financials Other information Governance 94 Vodafone Group Plc  Annual Report on Form 20-F 2022 Remuneration Policy (continued) Malus and clawback In addition, the Remuneration Committee reviews the incentive plan results before any payments are made to executives or any shares vest and has full discretion to adjust the final payment or vesting downwards if they believe circumstances warrant it. In particular, the Committee has the discretion to use either malus or clawback as it sees appropriate. In the case of malus, the award may lapse wholly or in part, may vest to a lesser extent than it would otherwise have vested or vesting may be delayed. In the case of clawback, the Committee may recover bonus amounts that have been paid up to three years after the relevant payment date, or recover share awards that have vested up to five years after the relevant grant date. The key trigger events for the use of the clawback arrangements include material misstatement of performance, material miscalculation of performance condition outcomes, gross misconduct, and reputational damage. Subject to approval of this Remuneration Policy, these arrangements will be applicable to all bonus amounts paid, or share awards granted, following the 2020 AGM. The current clawback arrangements, which are set out in the Remuneration Policy approved by shareholders at the 2017 AGM, have been applicable to all bonus amounts paid, or share awards granted, since the 2017 AGM. The Remuneration Policy table The table below summarises the main components of the reward package for Executive Directors. Fixed pay: Base salary Purpose and link to strategy To attract and retain the best talent Operation Salaries are usually reviewed annually and fixed for 12 months commencing 1 July. Decision is influenced by: – level of skill, experience and scope of responsibilities of individual; – business performance, scarcity of talent, economic climate and market conditions; – increases elsewhere within the Group; and – external comparator groups (which are used for reference purposes only) made up of companies of similar size and complexity to Vodafone. Opportunity Average salary increases for existing Executive Committee members (including Executive Directors) will not normally exceed average increases for employees in other appropriate parts of the Group. Increases above this level may be made in specific situations. These situations could include (but are not limited to) internal promotions, changes to role, material changes to the business and exceptional company performance. Performance metrics None. Fixed pay: Pension Purpose and link to strategy To remain competitive within the marketplace Operation – Executive Directors may choose to participate in the defined contribution pension scheme or to receive a cash allowance in lieu of pension. Opportunity – The pension contribution or cash payment is equal to the maximum employer contribution available to our UK employees under our Defined Contribution scheme (currently 10% of annual gross salary). Performance metrics None. Fixed pay: Benefits Purpose and link to strategy To aid retention and remain competitive within the marketplace Operation – Travel related benefits. This may include (but is not limited to) company car or cash allowance, fuel and access to a driver where appropriate. – Private medical, death and disability insurance and annual health checks. – In the event that we ask an individual to relocate we would offer them support in line with Vodafone’s relocation or international assignment policies. This may cover (but is not limited to) relocation, cost of living allowance, housing, home leave, education support, tax equalisation and advice. – Legal fees if appropriate. – Other benefits are also offered in line with the benefits offered to other employees, for example, our all-employee share plan, mobile phone discounts, maternity/paternity benefits, sick leave, paid holiday, etc. Opportunity – Benefits will be provided in line with appropriate levels indicated by local market practice in the country of employment. – We expect to maintain benefits at the current level but the value of benefit may fluctuate depending on, amongst other things, personal situation, insurance premiums and other external factors. Performance metrics None.

Strategic report Governance Financials Other information 95 Vodafone Group Plc  Annual Report on Form 20-F 2022 Annual bonus – Global Short-Term Incentive Plan (‘GSTIP’) Purpose and link to strategy To drive behaviour and communicate the key priorities for the year. To motivate employees and incentivise delivery of performance over the one year operating cycle. The financial metrics drive our growth strategies whilst also focusing on improving operating efficiencies. The strategic measures aim to ensure a great customer experience remains at the heart of what we do. Operation – Bonus levels and the appropriateness of measures and weightings are reviewed annually to ensure they continue to support our strategy. – Performance over the financial year is measured against stretching financial and non-financial performance targets set at the start of the financial year. – The annual bonus is usually paid in cash in June each year for performance over the previous year. A mandatory deferral of 25% of post-tax bonus earned into shares for two years will normally apply except where an executive has met or exceeded their share ownership requirement. Opportunity – Bonuses can range from 0–200% of base salary, with 100% paid for on-target performance. Maximum is only paid out for exceptional performance. Performance metrics – Performance over each financial year is measured against stretching targets set at the beginning of the year. – The performance measures normally comprise a mix of financial and strategic measures. Financial measures may include (but are not limited to) profit, revenue and cash flow with a weighting of no less than 50%. Strategic measures may include (but are not limited to) customer appreciation KPIs such as churn, revenue market share, and NPS. Long-term incentive – Global Long-Term Incentive Plan (‘GLTI’) Purpose and link to strategy To motivate and incentivise delivery of sustained performance over the long term. To support and encourage greater shareholder alignment through a high level of personal share ownership. The use of free cash flow as the principal performance measure ensures we apply prudent cash management and rigorous capital discipline to our investment decisions. The use of TSR along with a performance period of not less than three years means that we are focused on the long-term interests of our shareholders. Operation – Award levels and the framework for determining vesting are reviewed annually. – Long-term incentive awards consist of shares subject to performance conditions which are granted each year. – Awards will normally vest not less than three years after the respective award grant date based on Group performance against the performance metrics set out below. In exceptional circumstances, such as but not limited to where a delay to the grant date is required, the Committee may set a vesting period of less than three years, although awards will continue to be subject to a performance period of at least three years. – All post-tax shares are subject to a mandatory two year holding from the date of vest prior to release. – Dividend equivalents are paid in cash after the vesting date. Opportunity – Maximum long-term incentive face value at award of 500% of base salary for the Chief Executive and 450% for other Executive Directors. – Threshold long-term incentive face value at award is 20% of maximum opportunity. Minimum vesting is 0% of maximum opportunity. Awards vest on a straight-line basis between threshold and maximum. – The Committee has the discretion to reduce long-term incentive grant levels for Directors who have neither met their shareholding guideline nor increased their shareholding by 100% of salary during the year. – The awards that vest accrue cash dividend equivalents over the three year vesting period. – Awards vest to the extent performance conditions are satisfied. Performance metrics – Performance is measured against stretching targets set at the time of grant. – Vesting is determined based on the following measures: adjusted free cash flow as our operational performance measure, relative TSR against a peer group of companies as our external performance measure, ESG as a measure of our external impact and commitment to our purpose. – Weightings will be determined each year and will normally constitute 60% on adjusted free cash flow, 30% on relative total shareholder return, and 10% on ESG. The Committee will determine the actual weighting of an award prior to grant, taking into account all relevant information.

Strategic report Financials Other information Governance 96 Vodafone Group Plc  Annual Report on Form 20-F 2022 Remuneration Policy (continued) Notes to the Remuneration Policy table Existing arrangements We will honour existing awards, incentives, benefits and contractual arrangements made to individuals prior to their promotion to the Board and/ or prior to the approval and implementation of this policy. For the avoidance of doubt this includes payments in respect of any award granted under any previous Remuneration Policy. This will last until the existing incentives vest (or lapse) or the benefits or contractual arrangements no longer apply. Long-term incentive (‘GLTI’) When referring to our long-term incentive awards we use the financial year end in which the award was made. For example, the “2020 award” was made in the financial year ending 31 March 2020. The awards are usually made in the first half of the financial year. The extent to which awards vest depends on three performance conditions: – underlying operational performance as measured by adjusted free cash flow; – relative Total Shareholder Return (‘TSR’) against a peer group median; and – performance against our Environmental, Social, and Governance (‘ESG’) targets. Adjusted free cash flow The free cash flow performance is based on the cumulative adjusted free cash flow figure over the performance period. The detailed targets and the definition of adjusted free cash flow are determined each year as appropriate. The target adjusted free cash flow level is set by reference to our long-range plan and market expectations. We consider the targets to be critical to the Company’s long-term success and its ability to maximise shareholder value, and to be in line with the strategic goals of the Company. The Remuneration Committee sets these targets to be sufficiently demanding with significant stretch where only outstanding performance will be rewarded with a maximum payout. The cumulative adjusted free cash flow vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points): Performance Vesting percentage (% of FCF element) Below threshold 0% Threshold 20% Maximum 100% TSR outperformance of a peer group median We have a limited number of appropriate peers and this makes the measurement of a relative ranking system volatile. As such, the outperformance of the median of a peer group is felt to be the most appropriate TSR measure. The peer group for the performance condition is reviewed each year and amended as appropriate. The TSR vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points): Vesting percentage (% of TSR element) Below median 0% Median 20% Percentage outperformance of the peer group median equivalent to 80th percentile 100% In order to determine the percentages for the equivalent outperformance levels above median, the Remuneration Committee seeks independent external advice. ESG performance Our ESG targets will be set on an annual basis (as per the approach for our other performance measures), and will be aligned to our externally communicated ambitions in this area. Where performance is below the agreed ambition, the Committee will use its discretion to assess vesting based on performance against the stated ambition and any other relevant information. Remuneration policy for other employees While our remuneration policy follows the same fundamental principles across the Group, packages offered to employees reflect differences in market practice in the different countries, role and seniority. For example, the remuneration package elements for our Executive Committee are essentially the same as for the Executive Directors with some minor differences, for example smaller levels of share awards and local variances where appropriate. The remuneration for the next level of management, our senior leadership team, again follows the same principles with local and individual performance aspects in the annual bonus targets and performance share awards. They also receive lower levels of share awards which are partly delivered in conditional share awards without performance conditions.

97 Vodafone Group Plc Annual Report on Form 20-F 2022 | Strategic report | Governance | Financials | Other information

Estimates of total future potential remuneration from 2021 pay packages

The tables below provide estimates of the potential future remuneration for each of the Executive Directors based on the remuneration opportunity to be granted in the 2021 financial year. Potential outcomes based on different performance scenarios are provided for each Executive Director.

The assumptions underlying each scenario are described below[1].

Fixed	Consists of base salary, benefits and pension.
	Base salary is at 1 July 2020.
	Benefits are valued using the figures in the total remuneration for the 2020 financial year table on page 109 (of the 2020 report).
	Pensions are valued by applying cash allowance rate of 10% of base salary at 1 July 2020.

	Base (£'000)	Benefits (£'000)	Pension (£'000)	Total fixed (£'000)
Chief Executive	1,050	42	105	1,197
Chief Financial Officer	700	22	70	792

Mid-point	Based on what a Director would receive if performance was in line with plan.
	The opportunity for the annual bonus ('GSTIP') is 100% of base salary under this scenario.
	The opportunity for the long-term incentive ('GLTI') reflects assumed achievement mid-way between threshold and maximum performance.
Maximum	The maximum award opportunity for the GSTIP is 200% of base salary.
	The maximum GLTI opportunity reflects full vesting based on the maximum award levels set out in this Remuneration Policy (i.e. 500% of base salary for the Chief Executive and 450% of base salary for the Chief Financial Officer).
All scenarios	Long-term incentives consist of share awards only which are measured at face value i.e. no assumption for cash dividend equivalents payable.

Nick Read Chief Executive £'000


£1,197
£5,397
58%
20%
22%
£8,547
61%
25%
14%
£11,172
70%
19%
11%
Fixed
Mid-point
Maximum
Maximum (assuming 50% share price growth)
Salary, Benefits, and Pension
Annual Bonus
Long-Term Incentive

Margherita Della Valle Chief Financial Officer £'000


£792
£3,382
56%
21%
23%
£5,342
59%
26%
15%
£6,917
68%
20%
12%
Fixed
Mid-point
Maximum
Maximum (assuming 50% share price growth)
Salary, Benefits, and Pension
Annual Bonus
Long-Term Incentive

Note:
1. In line with UK reporting requirements, the fourth bar in each chart reflects the same assumptions as per the Maximum scenario but with an assumed share price increase of 50% (which subsequently increases the hypothetical value of the long-term incentive under this scenario by the same percentage).

Recruitment remuneration

Our approach to recruitment remuneration is to pay no more than is necessary and appropriate to attract the right talent to the role.

The Remuneration Policy table (pages 103 and 104) sets out the various components which would be considered for inclusion in the remuneration package for the appointment of an Executive Director. Any new Director's remuneration package would include the same elements, and be subject to the same constraints, as those of the existing Directors performing similar roles. This means a potential maximum bonus opportunity of 200% of base salary and long-term incentive maximum face value of opportunity at award of 500% of base salary.

When considering the remuneration arrangements of individuals recruited from external roles to the Board, we will take into account the remuneration package of that individual in their prior role. We only provide additional compensation to individuals for awards foregone. If necessary we will seek to replicate, as far as practicable, the level and timing of such remuneration, taking into account also any remaining performance requirements applying to it. This will be achieved by granting awards of cash or shares that vest over a timeframe similar to those forfeited and if appropriate based on performance conditions. A commensurate reduction in quantum will be applied where it is determined that the new awards are either not subject to performance conditions or subject to performance conditions that are not as stretching as those of the awards forfeited.

Service contracts of Executive Directors

Executive Directors contracts have rolling terms and are terminable on no more than 12 months' notice.

The key elements of the service contract for executives relate to remuneration, payments on loss of office (see below), and restrictions during active employment (and for 12 months thereafter). These restrictions include non-competition, non-solicitation of customers and employees etc.

Strategic report Financials Other information Governance 98 Vodafone Group Plc  Annual Report on Form 20-F 2022 Treatment of corporate events All of the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control to the extent that any performance condition has been satisfied and pro-rated to reflect the acceleration of vesting, unless the Committee determines otherwise. In the event of a demerger, distribution (other than an ordinary dividend) or other transaction which would affect the current or future value of any award, the Committee may allow awards to vest on the same basis as for a change of control described above. Alternatively, an adjustment may be made to the number of shares if considered appropriate. Payments for departing Executive Directors In the table below we summarise the key elements of our policy on payment for loss of office. We will of course, always comply both with the relevant plan rules and local employment legislation. Provision Policy Notice period and compensation for loss of office in service contracts – 12 months’ notice from the Company to the Executive Director. – Up to 12 months’ base salary (in line with the notice period). Notice period payments will either be made as normal (if the executive continues to work during the notice period or is on gardening leave) or they will be made as monthly payments in lieu of notice (subject to mitigation if alternative employment is obtained). Treatment of annual bonus (‘GSTIP’) on termination under plan rules – The annual bonus will be pro-rated for the period of service during the financial year and will reflect the extent to which Company performance has been achieved. – The Remuneration Committee has discretion to reduce the entitlement to an annual bonus to reflect the individual’s performance and the circumstances of the termination. Treatment of unvested long-term incentive awards (‘GLTI’) on termination under plan rules – An Executive Director’s award will vest in accordance with the terms of the plan and satisfaction of performance conditions measured at the normal completion of the performance period, with the award pro-rated for the proportion of the vesting period that had elapsed at the date of cessation of employment. – The Remuneration Committee has discretion to vary the level of vesting as deemed appropriate, and in particular to determine that awards should not vest for reasons which may include, at their absolute discretion, departure in case of poor performance, departure without the agreement of the Board, or detrimental competitive activity. Pension and benefits – Generally pension and benefit provisions will continue to apply until the termination date. – Where appropriate other benefits may be receivable, such as (but not limited to) payments in lieu of accrued holiday and legal fees or tax advice costs in relation to the termination. – Benefits of relative small value may continue after termination where appropriate, such as (but not limited to) mobile phone provision. In exceptional circumstances, an arrangement may be established specifically to facilitate the exit of a particular individual albeit that any such arrangement would be made within the context of minimising the cost to the Group. We will only take such a course of action in exceptional circumstances and where it is considered to be in the best interests of shareholders. Chairman and Non-Executive Directors’ remuneration Our policy is for the Chairman to review the remuneration of Non-Executive Directors annually following consultation with the Remuneration Committee Chairman. Fees for the Chairman are set by the Remuneration Committee. Element Policy Fees – We aim to pay competitively for the role including consideration of the time commitment required. We benchmark the fees against an appropriate external comparator group. We pay a fee to our Chairman which includes fees for chairmanship of any committees. We pay a fee to each of our other Non-Executive Directors and they receive an additional fee if they chair a committee and/or hold the position of Senior Independent Director. Non-executive fee levels are set within the maximum level as approved by shareholders as part of our Articles of Association. We review the structure of fees from time to time and may, as appropriate, make changes to the manner in which total fees are structured, including but not limited to any additional chair or membership fees. Allowances – Under a legacy arrangement, an allowance is payable each time certain non-Europe-based Non-Executive Directors are required to travel to attend Board and committee meetings to reflect the additional time commitment involved. Incentives – Non-Executive Directors do not participate in any incentive plans. Benefits – Non-Executive Directors do not participate in any benefit plans. The Company does not provide any contribution to their pension arrangements. The Chairman is entitled to the use of a car and a driver whenever and wherever he is providing his services to or representing the Company. We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit therefore we also cover the tax liability for these expenses. Non-Executive Director letters of appointment Non-Executive Directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of Non-Executive Directors may be terminated without compensation. Non-Executive Directors are generally not expected to serve for a period exceeding nine years. For further information refer to the Nominations and Governance Committee section of the Annual Report. Remuneration Policy (continued)

99 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Annual Report on Remuneration

Remuneration Committee

In this section we give details of the composition of the Remuneration Committee and activities undertaken during the 2022 financial year. The Committee's function is to exercise independent judgement and consists only of the following independent Non-Executive Directors:

Chairman: Valerie Gooding
Committee members: Michel Demaré and Dame Clara Furse

The Committee regularly consults with Nick Read, the Chief Executive, and Leanne Wood, the Chief Human Resources Officer, on various matters relating to the appropriateness of awards for Executive Directors and senior executives, though they are not present when their own compensation is discussed. In addition, James Ludlow, the Group Reward and Policy Director, provides a perspective on information provided to the Committee, and requests information and analysis from external advisers as required. Rosemary Martin, the Group General Counsel and Company Secretary, advises the Committee on corporate governance guidelines and is Secretary to the Committee.

External advisers

The Remuneration Committee seeks and considers advice from independent remuneration advisers where appropriate. The appointed advisers, WTW, were selected following a thorough process led by the Chairman of the Remuneration Committee at the time and were appointed by the Committee in 2007. The Chairman of the Remuneration Committee has direct access to the advisers as and when required, and the Committee determines the protocols by which the advisers interact with management in support of the Committee. The advice and recommendations of the external advisers are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each Committee member. Advisers attend Committee meetings occasionally, as and when required by the Committee.

WTW is a member of the Remuneration Consultants' Group and, as such, voluntarily operates under the Remuneration Consultants' Group Code of Conduct in relation to executive remuneration consulting in the UK. This is based upon principles of transparency, integrity, objectivity, competence, due care and confidentiality by executive remuneration consultants. WTW has confirmed that it adheres to that Code of Conduct throughout the year for all remuneration services provided to Vodafone and therefore the Committee is satisfied that it is independent and objective. The Remuneration Consultants' Group Code of Conduct is available at remunerationconsultantsgroup.com.

Adviser	Appointed by	Services provided to the Committee	Fees for services provided to the Committee £'000[1]	Other services provided to the Company
WTW	Remuneration Committee in 2007	Advice on market practice; governance; provision of market data on executive reward; reward consultancy; and performance analysis.	£195	Reward and benefits consultancy; provision of benchmark data; outsourced pension administration; and insurance consultancy services.

Note:
1. Fees are determined on a time spent basis.

2020 Annual General Meeting – Remuneration Policy voting results

At the 2020 Annual General Meeting there was a binding vote on our Remuneration Policy. Details of the voting outcomes are provided in the table below.

	Votes for	%	Votes against	%	Total votes	Withheld
Remuneration Policy	17,195,227,349	96.41	639,935,461	3.59	17,835,162,810	185,334,870

2021 Annual General Meeting – Remuneration Report voting results

At the 2021 Annual General Meeting there was an advisory vote on our Remuneration Report. Details of the voting outcomes are provided in the table below.

	Votes for	%	Votes against	%	Total votes	Withheld
Remuneration Report	16,729,088,541	97.65	402,218,134	2.35	17,131,306,675	25,262,861

Meetings

The Remuneration Committee had five formal meetings during the year. In addition, informal conference calls can also take place. Meeting attendance can be found on page 68. The principal agenda items at the formal meetings were as follows:

Meeting	Agenda items	
May 2021	– 2021 annual bonus achievement and 2022 targets/ranges – 2019 long-term incentive award vesting and 2022 targets/ranges	– External market update – 2021 Directors' Remuneration Report
July 2021	– 2021 AGM update	– Share plan update
November 2021	– External market update	– Share plan update
January 2022	– 2023 short-term incentive structure – Share plan update	– External market update – Gender Pay Gap reporting
March 2022	– Risk assessment of incentive plans – Remuneration arrangements across Vodafone – Committee's terms of reference	– Chairman and Non-Executive Director fee levels – 2023 reward packages for the Executive Committee – 2022 Directors' Remuneration Report

100 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Annual Report on Remuneration (continued)

2022 remuneration

In this section we summarise the pay packages awarded to our Executive Directors for performance in the 2022 financial year versus 2021. Specifically we have provided a table that shows all remuneration that was earned by each individual during the year and computed a single total remuneration figure for the year. The value of the annual bonus ('GSTIP') reflects what was earned in respect of the year but will be paid out in cash in the following year. Similarly the value of the long-term incentive ('GLTI') reflects the share awards which will vest in June 2022 as a result of the performance through the three-year period ended at the completion of our financial year on 31 March 2022.

Consideration of the use of discretion

The Remuneration Committee reviews all incentive awards prior to payment and uses judgement to ensure that the final assessments of performance are fair and appropriate. If circumstances warrant it, the Committee may adjust the final payment or vesting.

The Committee reviewed incentive outcomes at the May 2022 meeting and considered the appropriateness of outcomes in light of wider financial and business performance across the relevant measurement periods for both the short-term and long-term incentive plans. Outcomes were reviewed against the wider employee experience during the periods under review with the Committee noting that global employee pay reviews, including the delivery of performance-related pay, had been undertaken throughout the COVID-19 pandemic and was also scheduled for later in 2022. As such it was agreed that the outcomes were appropriate and that no adjustments were required to either the short-term or long-term incentive outcomes this year.

Total remuneration for the 2022 financial year

	Nick Read		Margherita Della Valle	
	2022 £'000	2021 £'000	2022 £'000	2021 £'000
Salary/fees	1,050	1,050	700	700
Taxable benefits[1]	42	32	22	21
Annual bonus: GSTIP (see below for further detail)	1,452	1,301	968	867
Total long-term incentive:	1,521	1,062	926	646
GLTI awards[2,3]	*1,285*	*888*	*782*	*540*
GLTI dividends[4]	*236*	*174*	*144*	*106*
Pension/cash in lieu of pension	105	105	70	70
Other[5]	1	1	–	–
Total	**4,171**	**3,551**	**2,686**	**2,304**
Total Fixed Remuneration	*1,198*	*1,188*	*792*	*791*
Total Variable Remuneration	*2,973*	*2,363*	*1,894*	*1,513*

Notes:

1. Taxable benefits include amounts in respect of: – Private healthcare (2022: Nick Read £2,189, Margherita Della Valle £2,153; 2021: Nick Read £2,683, Margherita Della Valle £2,153);
   – Cash car allowance £19,200 p.a.; and
   – Travel (2022: Nick Read £20,626, Margherita Della Valle £1,141; 2021: Nick Read £10,114, Margherita Della Valle £nil).
2. The share price used for the 2021 value, as set out in note 3 below, is lower than the award grant price. As such, no amount of the value shown in the 2021 column is attributable to share price appreciation during the performance or vesting periods. The grant price of the award which vests on 26 June 2022 was 124.24 pence whilst the value in the 2022 column is calculated using the average closing share price over the last quarter of the 2022 financial year of 126.61 pence. Therefore the values attributable to share price appreciation in respect of the 2020 GLTI vest for Nick Read and Margherita Della Valle are £24k and £15k respectively.
3. The value shown in the 2021 column is the award which vested on 26 June 2021 in respect of Nick Read and Margherita Della Valle, and is valued using the execution share price on 26 June 2021 of 120.98 pence. The value shown in the 2022 column is the award which vests on 26 June 2022 and is valued using an average closing share price over the last quarter of the 2022 financial year of 126.61 pence.
4. Nick Read and Margherita Della Valle receive a cash award equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest. The dividend value shown in 2022 relates to awards vesting on 26 June 2022.
5. Reflects the value of the SAYE benefit which is calculated as £375 x 12 months x 20% to reflect the discount applied based on savings made during the year.

2022 annual bonus ('GSTIP') payout

In the table below we disclose our achievement against each of the performance measures and targets in our annual bonus ('GSTIP') and the resulting total annual bonus payout level for the year ended 31 March 2022 of 69.2% of maximum. This is applied to the maximum bonus level of 200% of base salary for each executive. Commentary on our performance against each measure is provided on the next page.

Performance measure	Payout at maximum performance (% of salary)	Actual payout (% of salary)	Actual payout (% of overall bonus maximum)	Threshold performance level €bn	Target performance level €bn	Maximum performance level €bn	Actual performance level[1] €bn
Service revenue	50.0%	35.5%	17.8%	35.5	36.6	37.7	37.1
Adjusted EBIT	50.0%	34.9%	17.4%	4.3	5.1	5.8	5.4
Adjusted free cash flow	50.0%	39.9%	20.0%	4.0	4.5	5.0	4.8
Customer appreciation KPIs	50.0%	28.0%	14.0%	See overleaf for further details			
Total annual bonus payout level	**200.0%**	**138.3%**	**69.2%**				

Note:

These figures are adjusted for the impact of M&A, foreign exchange movements and any changes in accounting treatment.

101 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Financial metrics

As set out in the table above, service revenue, free cash flow and EBIT finished above the midpoints of the respective target ranges reflecting strong performance in markets such as South Africa, Egypt, Turkey and Portugal.

Customer appreciation KPIs

An assessment of performance under the customer appreciation KPIs measure was conducted on a market by market basis. Each market was assessed against a number of different metrics which included:

- Churn – defined as total gross customer disconnections in the period divided by the average total customers in the period.
- Revenue market share – based on our total service revenue and that of our competitors in the markets we operate in.
- Net Promoter Score ('NPS') for both Consumer and Vodafone Business – defined as the extent to which our customers would recommend us.

All measures utilise data from our local markets which is collected and validated for quality and consistency by independent third-party agencies where possible. Further details on our performance against each key metric is set out below.

Despite a backdrop of regulatory changes and intense competition, the business recorded good overall churn results with a year-on-year reduction in mobile churn reflecting strong performance in Turkey, Italy, and the UK, despite less favourable performance in Germany and Spain. Aggressive market conditions saw more pressure on our fixed churn results, particularly in Spain and Italy, albeit with overall results remaining relatively stable and a number of markets, including Germany and the UK delivering positive performance.

Revenue market share improved in our four largest European markets with the gap to the local leader also reducing in these markets, with the exception of Germany where our overall position remained broadly unchanged. Elsewhere our market position remained broadly stable with a number of markets including South Africa gaining market share and/or reducing the gap to the leader.

Consumer NPS performance during the year saw us holding market leader or co-leader positions in several markets. Particularly strong performance was recorded in Italy as well as Portugal and Ireland with generally good performance recorded elsewhere including in the UK and Turkey which retained their second place position. Overall consumer NPS performance was offset by slightly weaker performance in Germany and Spain.

Business NPS performance remained strong during the year and we continue to hold market leader or co-leader positions in the majority of our markets including the UK, Italy, Spain and South Africa. In the UK we regained co-leadership position, having lost the position last year due to competitive conditions. In Germany and Turkey, we retained second place and continue to reduce the gap to our competitors.

It is within this context that overall performance against our customer appreciation KPIs metrics during the year was judged to be above the midpoint of the target range. The aggregated performance for the Group is calculated on a revenue-weighted average to give an overall achievement. The overall Group achievement for the year was 56.1% which reflects good consistent performance across a number of our largest markets including in particular the UK, Italy, and South Africa.

Overall outcome

2022 annual bonus ('GSTIP') amounts	Base salary £'000	Maximum bonus % of base salary	2022 payout % of maximum	Actual payment £'000
Nick Read	1,050	200%	69.2%	1,452
Margherita Della Valle	700	200%	69.2%	968

Long-term incentive ('GLTI') award vesting in June 2022

Vesting outcome

The 2020 long-term incentive ('GLTI') awards which were made to executives in June 2019 will vest at 26.1% of maximum in June 2022. The performance conditions for the three-year period ended 31 March 2022 are as follows:

Adjusted FCF performance – 2/3 of total award (€bn)	
Below threshold	<15.85
Threshold	15.85
Maximum	19.55

TSR outperformance – 1/3 of total award	
Below threshold	Below median
Threshold	Median
Maximum	8.50% p.a.

TSR peer group	
BT Group	Orange
Deutsche Telekom	Royal KPN
Liberty Global	Telecom Italia
MTN	Telefónica

102 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Annual Report on Remuneration (continued)

The adjusted free cash flow for the three-year period ended on 31 March 2022 was €16.8 billion and equates to vesting under the FCF element of 29.2% of maximum.

The chart to the right shows that our TSR performance over the three-year period ended on 31 March 2022 was above the median of our comparator group and equates to vesting under the TSR element of 20% of maximum.

When the weighting of each condition is applied to the respective performance outcomes, this results in a calculated payout of 26.1% of overall maximum.

The vesting impact of this outcome when applied to the number of shares granted is set out in the table below.

2020 GLTI award: TSR performance

Growth in the value of a hypothetical US$100 holding over the performance period, six month averaging


140
130
120
110
100
90
80
70
04/19
09/19
03/20
09/20
03/21
09/21
03/22
100
107
103
94
104
96
87
85
75
99
97
83
121
104
98
125
99
98
Vodafone Group
Median of peer group
Outperformance of median 8.5% p.a.

2020 GLTI share awards subject to performance conditions vesting in June 2022	Maximum number of shares	Adjusted free cash flow performance payout % of maximum	Relative TSR performance payout % of maximum	Weighted performance payout % of maximum	Number of shares vesting	Value of shares vesting (000)
Nick Read	3,887,636	29.2%	20.0%	26.1%	1,014,672	£1,285
Margherita Della Valle	2,366,387	29.2%	20.0%	26.1%	617,627	£782

Specified procedures are performed by our internal audit team over the adjusted free cash flow to assist with the Committee's assessment of performance. The performance assessment in respect of the TSR measure is undertaken by WTW. Details of how the plan works can be found in the Remuneration Policy.

Long-term incentive ('GLTI') awarded during the year

The independent performance conditions for the 2022 long-term incentive awards made in August 2021, and subject to a three-year performance period ending 31 March 2024, are adjusted free cash flow (60% of total award), relative TSR (30% of total award) and ESG (10% of total award) performance as follows:

Adjusted FCF performance (60% of total award)	Adjusted FCF performance (€bn)	Vesting percentage (% of FCF element)
Below threshold	<15.0	0%
Threshold	15.0	20%
Maximum	17.0	100%

TSR performance (30% of total award)	TSR outperformance	Vesting percentage (% of TSR element)
Below threshold	Below median	0%
Threshold	Median	20%
Maximum	8.50% p.a.	100%

TSR peer group			
BT Group	Deutsche Telekom	Liberty Global	MTN
Orange	Royal KPN	Telecom Italia	Telefónica
Telefónica Deutschland

103 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Purpose pillar	ESG metric for 2022 GLTI	Overall ambition	Baseline position for 2022 GLTI	Ambition for 2022 GLTI (10% of total award)
Planet	Greenhouse gas reduction	50% reduction from FY17 baseline by 2025	37% reduction from FY17 baseline at 31 March 2021	60% reduction from FY17 baseline by 31 March 2024
Inclusion for All	Women in management	40% representation of women in management by 2030	32% representation of women in management at 31 March 2021	35% representation of women in management by 31 March 2024
Digital Society / Inclusion for All	M-Pesa connections	Connect >50m people and their families to mobile money by 2025	48.3m connections at 31 March 2021	68.2m connections by 31 March 2024

The table below sets out the conditional awards of shares made to the Executive Directors in August 2021.

2022 GLTI performance share awards made in August 2021[1]	Maximum vesting level (number of shares)	Maximum vesting level (face value[2])	Proportion of maximum award vesting at minimum performance	Performance period end
Nick Read	4,494,863	£5,250,000	1/5th	31 Mar 2024
Margherita Della Valle	2,696,917	£3,149,999	1/5th	31 Mar 2024

Notes:
1. GLTI awards were granted as conditional share awards over shares with a value equal to the percentages of salary referred to on page 92. Dividend equivalents on the shares that vest are paid in cash after the vesting date.
2. Face value calculated based on the closing share price on 2 August 2021 (day immediately preceding the date of grant) of 116.8 pence.

Outstanding awards
The structure for awards made in November 2020 (vesting August 2023) and August 2021 (vesting August 2024) is set out on the previous page. Further details on the structure of these awards, and relevant targets, can be found in the Annual Report on Remuneration of the relevant year.

All-employee share plans
During the year the Executive Directors were eligible to participate in the Vodafone Group Sharesave Plan which is open to all UK employees.

The Vodafone Sharesave Plan is an HM Revenue & Customs ('HMRC') approved scheme open to all staff permanently employed by a Vodafone company in the UK as of the eligibility date. Options under the plan are granted at up to a 20% discount to market value. Executive Directors' participation is included in the option table on page 105.

Pensions
During the 2022 financial year Nick Read received a cash allowance of 10% of base salary. Margherita Della Valle accrued benefits under the defined contribution pension plan of £3,999.96, with the remainder of her 10% of base salary pension benefit for the year delivered as a cash allowance.

Nick Read is a deferred member of the Vodafone Group Pension Scheme which closed to future accrual in 2010 before he was an Executive Director. Margherita Della Valle has not participated in a Vodafone sponsored defined benefit scheme during her employment.

The Executive Directors are provided benefits in the event of death in service. In the event of ill health, an entitlement to benefit of 2/3 of base salary, up to a maximum benefit determined by the insurer, may be provided up until State Pension Age. In respect of the Executive Committee members, the Group has made aggregate contributions of £143,175 (2021: £194,955) into defined contribution pension schemes.

Alignment to shareholder interests
Current levels of ownership by the Executive Directors, and the date by which the goal should be or should have been achieved, are shown below.

Based on a share price of 126.61 pence, Nick Read is above, and Margherita Della Valle below, the respective shareholding requirement. As shown in the charts below, both Executive Directors increased their shareholding levels during the year. Margherita Della Valle joined the Board on 27 July 2018 and is expected to achieve her goal following the aforementioned vest of the 2020 GLTI.

At 31 March 2022	Requirement as a % of salary	Current % of salary held	% of requirement achieved	Number of shares owned	Value of shareholding	Date for requirement to be achieved
Nick Read	500%	555%	111%	4,604,134	£5.8m	July 2023
Margherita Della Valle	400%	328%	82%	1,814,284	£2.3m	July 2023


Nick Read
Actual holding
(number of shares)
Holding scenario
(% of salary)
Goal Deadline:
July 2023
4%
increase
4.6m
4.4m
31/03 2022
31/03 2021
500%
555%
545%
444%
666%
Goal
Actual 31/03 2022
Actual 31/03 2021
Illustrative 20% SP decrease
Illustrative 20% SP increase


Margherita Della Valle
Actual holding
(number of shares)
Holding scenario
(% of salary)
Goal Deadline:
July 2023
22%
increase
1.8m
1.5m
31/03 2022
31/03 2021
400%
328%
275%
262%
394%
Goal
Actual 31/03 2022
Actual 31/03 2021
Illustrative 20% SP decrease
Illustrative 20% SP increase

104 Vodafone Group Plc
Annual Report on Form 20-F 2022

Strategic report | Governance | Financials | Other information

Annual Report on Remuneration (continued)

The shareholding requirements include a post employment condition whereby the Executive Directors will need to continue to hold shares equivalent to the value of their requirement at the date of departure (or actual holding on departure if the requirement has not been reached during employment) for a further two years post employment. The Committee has a number of processes in place to ensure this condition is met, including executives agreeing to these terms prior to receiving an award, executives holding the majority of their shares (and at least up to the value of their requirement) in a Company accessible account, and the Committee having the ability to lapse any unvested GLTI awards if the condition is not met.

Collectively the Executive Committee including the Executive Directors owned 27,921,648 Vodafone shares at 31 March 2022, with a value of over £35.3 million. None of the Executive Committee members' shareholdings amounts to more than 1% of the issued shares in that class of share, excluding treasury shares.

Directors' interests in the shares of the Company

A summary of interests in shares and scheme interests of the Directors who served during the year is given below. More details of the outstanding shares subject to award and options are set out in the table below and on page 105.

At 31 March 2022	Total number of interests in shares (at maximum)[1]	Unvested with performance conditions (at target)	Unvested with performance conditions (at maximum)	Share options SAYE (unvested without performance conditions)
Executive Directors				
Nick Read	17,203,287	6,773,988	12,585,861	13,292
Margherita Della Valle	9,399,605	4,077,914	7,585,321	–
Total	**26,602,892**	**10,851,902**	**20,171,182**	**13,292**

Note:
1. This includes both owned shares and the maximum number of unvested share awards.

The total number of interests in shares includes interests of connected persons, unvested share awards and share options.

At 31 March 2022	Total number of interests in shares
Non-Executive Directors	
Sanjiv Ahuja (position at retirement)	14,000 (ADRs)[1]
Sir Crispin Davis	34,500
Michel Demaré	100,000
Dame Clara Furse	150,000
Valerie Gooding	28,970
Renee James (position at retirement)	27,272
Deborah Kerr (appointed 1 March 2022)	12,000 (ADRs)[1]
Maria Amparo Moraleda Martinez	30,000
David Nish	107,018
Olaf Swantee (position at retirement)	220,000
Jean-François van Boxmeer	323,380

Note:
1. One ADR is equivalent to 10 ordinary shares.

At 16 June 2022, and during the period from 1 April 2022 to 16 June 2022, no Director had any interest in the shares of any subsidiary company. Other than those individuals included in the tables above who were Board members at 31 March 2022, members of the Group's Executive Committee at 31 March 2022 had an aggregate beneficial interest in 21,503,230 ordinary shares of the Company. At 16 June 2022, the Directors had an aggregate beneficial interest in 7,420,988 ordinary shares of the Company and the Executive Committee members had an aggregate beneficial interest in 21,503,230 ordinary shares of the Company. None of the Directors or the Executive Committee members had an individual beneficial interest amounting to greater than 1% of the Company's ordinary shares.

Performance share awards

The maximum number of shares subject to outstanding awards that have been granted to Directors under the long-term incentive ('GLTI') plan are currently as follows:

GLTI performance share awards	2020 award Awarded: June 2019 Performance period ending: March 2022 Vesting date: June 2022 Share price at grant: 124.2 pence	2021 award Awarded: November 2020 Performance period ending: March 2023 Vesting date: August 2023 Share price at grant: 124.9 pence	2022 award Awarded: August 2021 Performance period ending: March 2024 Vesting date: August 2024 Share price at grant: 116.8 pence
Nick Read	3,887,636	4,203,362	4,494,863
Margherita Della Valle	2,366,387	2,522,017	2,696,917

Details of the performance conditions for the awards can be found on pages 101 to 103 or in the Remuneration Report from the relevant year.

105 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Share options

The following information summarises the Executive Directors' options under the HMRC approved Vodafone Group 2008 Sharesave Plan ('SAYE'). No other Directors have options under any schemes and, other than under the SAYE, no options have been granted since 2007. Options under the SAYE were granted at a discount of 20% to the market value of the shares at the time of the grant. No other options may be granted at a discount.

	Grant date	At 1 April 2021 or date of appointment Number of shares	Options granted during the 2022 financial year Number of shares	Options exercised during the 2022 financial year Number of shares	Options lapsed during the 2022 financial year Number of shares	Options held at 31 March 2022 Number of shares	Option price Pence[1]	Date from which exercisable	Expiry date	Market price on exercise Pence	Gain on exercise
Nick Read											
SAYE	2 Mar 17	4,854	–	–	–	4,854	154.51	1 Apr 22	1 Oct 22	–	–
SAYE	14 Jul 17	8,438	–	–	–	8,438	177.75	1 Sep 22	1 Mar 23	–	–
Total		**13,292**	**–**	**–**	**–**	**13,292**				**–**	**–**

Note:
1. The closing trade share price on 31 March 2022 was 124.84 pence. The highest trade share price during the year was 142.42 pence and the lowest price was 106.94 pence.

At 16 June 2022 there had been no change to the Directors' interests in share options from 31 March 2022. Other than the individual included in the table above, at 16 June 2022 members of the Group's Executive Committee held options for 25,241 ordinary shares at prices ranging from 102.6 pence to 111.7 pence per ordinary share, with a weighted average exercise price of 107.0 pence per ordinary share exercisable at dates ranging from 1 September 2022 to 1 September 2023.

Margherita Della Valle, Hannes Ametsreiter, Aldo Bisio, Colman Deegan, Ahmed Essam, Alexandre Froment-Curtil, Shameel Joosub, Vinod Kumar, Rosemary Martin, Serpil Timuray, and Johan Wibergh held no options at 16 June 2022.

Loss of office payments

Other than amounts already disclosed in prior year reports, no loss of office payments were made during the year.

Payments to past Directors

During the 2022 financial year Lord MacLaurin received benefit payments in respect of security costs as per his contractual arrangements. These costs exceeded our de minimis threshold of £5,000 p.a. and, including the tax paid, were £23,679 (2021: £23,513).

Fees retained for external non-executive directorships

Executive Directors may hold positions in other companies as non-executive directors and retain the fees.

During the year ended 31 March 2022, Nick Read served as a non-executive director on the board of Booking Holdings Inc. where he retained fees of US$462,571 (2021: US$277,389). Margherita Della Valle served as a non-executive director on the board of Reckitt Benckiser Group plc where she retained fees of £115,563 (2021: £112,000).

2022 remuneration for the Chairman and Non-Executive Directors

	Salary/fees		Benefits[1]		Total	
	2022 £'000	2021 £'000	**2022 £'000**	2021 £'000	**2022 £'000**	2021 £'000
Chairman						
Jean-François van Boxmeer	650	297	18	–	668	297
Senior Independent Director						
Valerie Gooding	165	165	9	–	174	165
Non-Executive Directors						
Sir Crispin Davis	115	115	9	1	124	116
Michel Demaré	115	115	1	–	116	115
Dame Clara Furse	115	115	3	–	118	115
Deborah Kerr (appointed 1 March 2022)	10	–	1	–	11	–
Maria Amparo Moraleda Martinez	137	115	1	–	138	115
David Nish	140	140	10	1	150	141
Former Non-Executive Directors						
Sanjiv Ahuja (stepped down 27 July 2021)	38	115	–	1	38	116
Renee James (stepped down 27 July 2021)	38	115	3	–	41	115
Olaf Swantee (stepped down 25 September 2021)	21	–	–	–	21	–
Total	**1,544**	**1,292**	**55**	**3**	**1,599**	**1,295**

Note:
1. We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit. The table above includes these travel expenses and the corresponding tax contribution.

Strategic report Financials Other information Governance 106 Vodafone Group Plc  Annual Report on Form 20-F 2022 Annual Report on Remuneration (continued) Pay in the wider context Fair pay at Vodafone As part of its review of executive remuneration arrangements, the Committee takes account of the pay policies in place across the wider business. This includes considering the structure of remuneration offerings at each level of the business to ensure there is a strong rationale for how packages evolve across the different levels of the organisation. During the year the Committee reviewed the remuneration structure across the business, which included how our arrangements aligned with our strategy, supported our purpose, and celebrated the Spirit of Vodafone. The update also set out the results of the latest annual fair pay review, including where the key focus areas were and what actions had been agreed locally to implement any required adjustments. In addition to being a core principle of the Committee, there is a clear culture in our business of ensuring we offer competitive and fair pay to all employees. Our approach across our business is guided by the six principles set out below. Our commitment to these principles is reflected in how the UK based Living Wage Foundation has certified us as an Accredited Living Wage employer. 1. Market competitive The pay of our people is reflective of their skills, role and function and the external market. We annually review the pay of each employee and actively manage any who fall below the market competitive range. 2. Free from discrimination Our pay should not be affected by gender, age, disability, gender identity and expression, sexual orientation, race, ethnicity, cultural heritage or belief. We annually compare the average position of our men and women against their market benchmark, grade and function to identify and understand any differences, and take action if necessary. 3. Ensure a good standard of living We work with the independent organisation, the Fair Wage Network, to assess how our pay compares to the ‘living wage’ in each of our markets because we are committed to providing a good standard of living for our people and their families. 4. Share in our successes All our people should have the opportunity to share in our success by being eligible to receive some form of performance related pay, e.g. a bonus, shares or sales incentive. 5. Provide benefits for all Our global standard is to offer all our people life insurance, parental leave and access to either Company or state provided healthcare and pension provision. 6. Open and transparent We ensure that our people understand their pay. We do this through a series of user-friendly guides, webpages and an annual reward statement, which help explain our people’s pay and outline the value of their core reward package. In addition, they also receive monthly or weekly payslips and a payment schedule. Click to read more about Fair Pay at Vodafone: vodafone.com/fair-pay Stakeholder engagement The Committee considers all stakeholder groups when setting executive pay including: Colleagues The Committee is fully briefed on pay arrangements across the business to ensure any decisions on executive pay are made within our wider business context and take into account wider employee pay conditions. We engage with our employees through a variety of means including employee forums, interactive webinars (including with our executives), global Spirit Beat surveys and digital platforms – all of which give our people the chance to voice their opinion on any area of interest – including all-employee and executive pay. Shareholders The Committee values the active participation of our shareholders during our consultations and fully considers all feedback as part of the review process. Government The Committee actively engages with external professional bodies and government departments when they issue consultations on proposed changes to legislation or reporting guidelines. Wider society The Committee is fully aware that society remains concerned about the risk of excessive executive pay practices in the wider market. The Committee believes that transparent reporting and active engagement in explaining both the operation of, and rationale for, executive pay decisions is key for businesses to retain trust in this area.

107 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report Governance Financials Other information

UK Gender Pay Gap reporting

Each year we publish our UK Gender Pay Gap in line with the statutory UK methodology. The nature of the statutory calculation means the gap will fluctuate year on year, influenced by changes in our business structure, Company performance and the percentage of men and women at all levels and positions. The existence of a UK gender pay gap in our business is primarily a consequence of more men than women holding senior or specialist, and therefore higher-paid, roles.

With our commitment to embed an inclusive culture, we continue our work to reduce the gap and have made good progress since the publication of the first report in 2017. Our global programmes aim to support women across different roles, areas, and geographies of our business and will, over time, reduce our specific UK Gender Pay Gap which this year was calculated as 9.6% – a decrease from our 2020 figure of 12.0%.

We have made significant progress over the last five years with the 2022 Bloomberg Gender-Equality Index recognising Vodafone as one of the top companies globally in leading the way towards more equal, inclusive workplaces. We are proud of the progress we are making but recognise there is more to be done.

Click to learn more about our initiatives, case studies, and key statistics on our dedicated UK Gender Pay Gap webpage at vodafone.com/uk-gender-pay-gap

Relative spend on pay

The chart below shows both the dividends distributed in the year and the total cost of remuneration in the Group.

€m


2,412
2,483
5,157
5,334
2021
2022
Distributed by way of dividends
2021
2022
Overall expenditure on remuneration for all employees

Read more details on dividends and expenditure on remuneration for all employees, on pages 160 and 194 respectively

CEO pay ratio

The following table sets out our CEO pay ratio figures:

Year	CEO single figure	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2022	£4,171k	Option B	113:1	73:1	48:1
2021	£3,551k	Option B	106:1	87:1	42:1
2020	£3,529k	Option B	113:1	69:1	45:1
2019[1]	£4,359k	Option B	154:1	107:1	56:1

Note:
1. The CEO single figure used in the calculation of the 2019 ratios reflects a blended figure for Vittorio Colao and Nick Read, recognising the change in incumbency for the role during this year.

The pay ratio figures in the above table are calculated using the following total pay and benefits information:

Year	Supporting information	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2022	Salary	£31.7k	£47.1k	£71.5k
	Total pay and benefits	£36.9k	£57.5k	£87.2k
2021	Salary	£30.0k	£37.1k	£71.2k
	Total pay and benefits	£33.5k	£41.0k	£85.3k
2020	Salary	£28.0k	£42.8k	£65.0k
	Total pay and benefits	£31.3k	£51.1k	£78.6k
2019	Salary	£23.1k	£36.4k	£65.0k
	Total pay and benefits	£28.3k	£40.8k	£78.2k

The calculation methodology used reflects Option B as defined under the relevant regulations. In line with the relevant regulations this utilises the most recently collected and disclosed data analysed within our Gender Pay Gap report, with employees at the three quartiles identified from this analysis and their respective single figure values calculated.

To ensure this data accurately reflects individuals at such quartiles, the single figure values for individuals immediately above and below the identified employee at each quartile within the Gender Pay Gap analysis were also reviewed.

In recent years our ratios have remained relatively consistent, reflecting how the single figures for both the Chief Executive and employees at the quartile positions have remained stable when viewed over the period set out in the table above. In general we expect the ratios to be primarily driven by the valuation of the long-term incentive that is included in the Chief Executive's single figure for the year.

108 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Annual Report on Remuneration (continued)

Change in remuneration for Directors and all employees

In line with regulatory requirements, the table below calculates the percentage change in Directors' remuneration (salary, taxable benefits and annual bonus payment) compared to the average remuneration for other Vodafone Group employees who are measured on comparable business objectives and who have been employed in the UK since 2020 (2020 to 2021) and 2021 (2021 to 2022) (per capita). Vodafone has employees based all around the world and some of these individuals work in countries with very high inflation; therefore Vodafone's UK-based Group employees is deemed the most appropriate employee group for this comparison.

	Percentage change from 2021 to 2022			Percentage change from 2020 to 2021		
	Base Salary	Taxable benefits	Annual bonus	Base Salary	Taxable benefits	Annual bonus
Executive Directors						
Nick Read	0.0%	31.3%	11.6%	0.0%	-23.8%	19.4%
Margherita Della Valle	0.0%	4.8%	11.6%	0.0%	-4.5%	19.3%
Non-Executive Directors						
Jean-François van Boxmeer	118.9%	–	–	–	–	–
Valerie Gooding	0.0%	–	–	0.0%	-100.0%	–
Sir Crispin Davis	0.0%	800.0%	–	0.0%	-95.7%	–
Michel Demaré	0.0%	–	–	0.0%	-100.0%	–
Dame Clara Furse	0.0%	–	–	0.0%	-100.0%	–
Deborah Kerr (appointed 1 March 2022)	–	–	–	–	–	–
Maria Amparo Moraleda Martinez	19.10%	–	–	0%	-100.0%	–
David Nish	0.0%	900.0%	–	0.00%	-96.8%	–
Former Non-Executive Directors						
Sanjiv Ahuja (stepped down 27 July 2021)	-67.0%	-100.0%	–	0.0%	-66.7%	–
Renee James (stepped down 3 November 2020)	-67.0%	–	–	-13.5%	-100.0%	–
Olaf Swantee (stepped down 25 September 2021)	–	–	–	–	–	–
Other Vodafone Group employees employed in the UK	**2.5%**	**0.3%**	**80.0%**	**3.8%**	**0.2%**	**30.2%**

The significant year-on-year increase in fees paid to Jean-François van Boxmeer reflects how the individual was appointed on 28 July 2020 and therefore the 2021 fees figure used for the purpose of this calculation does not reflect a full year value. The percentage increase does not reflect an actual increase in the fee payable to the Chairman which has remained unchanged since April 2018. Read more on pages 105 and 112.

Similarly, whilst some of the percentages within the 'Taxable benefits' column look significant, these actually reflect relatively small increases in value when viewed on an absolute basis. The percentages also reflect how certain travel and accommodation expenses in relation to attending Board meetings were lower than normal in 2021 due to the impact of COVID-19 on the ability to attend meetings in-person. Where an individual had no taxable benefit values in 2021 it has not been possible to calculate a percentage for the table above. Further details on the actual values can be found on page 105.

Strategic report Governance Financials Other information 109 Vodafone Group Plc  Annual Report on Form 20-F 2022 Assessing pay and performance In the table below we summarise the Chief Executive’s single figure remuneration over the past 10 years, as well as how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared with the historic TSR performance over the same period. The chart below shows the performance of the Company relative to the STOXX Europe 600 Index over a 10-year period. The STOXX Europe 600 Index was selected as this is a broad-based index that includes many of our closest competitors. It should be noted that the TSR element of the 2020 GLTI is based on the TSR performance shown in the chart on page 102 and not this chart. 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 10-year historical TSR performance Growth in the value of a hypothetical €100 holding over 10 years 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Financial year remuneration for Chief Executive Single figure of total remuneration £’000 11,099 8,014 2,810 5,224 6,332 7,389 2,7401 /16192 3,529 3,551 4,171 Annual bonus (actual award versus max opportunity) 33% 44% 56% 58% 47% 64% 44% 52% 62% 69% Long-term incentive (vesting versus max opportunity) 57% 37% 0% 23% 44% 67% 40% 50% 22% 26% Notes: 1. Reflects the single figure in respect of Vittorio Colao for the period to 30 September 2018. 2. Reflects the single figure in respect of Nick Read for the period from 1 October 2018. 90 110 130 150 170 190 210 230 250 Vodafone Group STOXX Europe 600 index 160 220 240 100 116 141 169 163 113 137 168 147 150 145 114 95 123 124 172 173 183 0 10 20 30 40 50 60 70 80 90 100 2021 2020 2019 2018 2017 2016 2015 2014 2013 2022 LTI average 37% Annual Bonus average 53%

Strategic report Financials Other information Governance 110 Vodafone Group Plc  Annual Report on Form 20-F 2022 Annual Report on Remuneration (continued) 2023 remuneration Details of how the Remuneration Policy will be implemented for the 2023 financial year are set out below. Prior to reviewing executive remuneration arrangements the Committee was fully briefed on remuneration arrangements elsewhere in the business. This included a detailed discussion on the structure of remuneration offerings at each level of the business, how pay at these levels is determined, and the findings of the latest annual Fair Pay review. The Committee also considered the external context and decisions made in relation to our wider employee population. The cumulative effect of these discussions was that the Committee was able to make decisions in respect of executive remuneration within the context of the wider employee pay landscape within the business.21 2023 Base salaries Neither the Chief Executive nor the Chief Financial Officer has received a salary increase since their appointment to their current roles in 2018. During the March 2021 review, and as set out in the 2021 Directors’ Remuneration Report, the Committee agreed that increases for the Executive Directors were warranted, but determined to keep both salaries unchanged given the context of COVID-19 and the budgetary restraint being shown for the wider leadership team at the time. The Committee agreed it would review this position again in 2022. As part of this year’s review, conducted in March 2022, the Committee reviewed executive remuneration arrangements against the following comparator groups: 1. A EuroTop peer group constituting the top 25-75 European companies (excluding financial services companies) and a few other select companies relevant to the telco sector; and 2. The FTSE 30 (excluding financial services companies). Following the 2022 review the Committee concluded that in light of their experience it was appropriate to increase the salaries of both Executive Directors. It was further agreed that despite the rationale for more significant adjustments, it was appropriate for the increases to be aligned with the wider UK workforce budget. The salaries for both Executive Directors will therefore be increased by 3% effective from 1 July 2022 to the following levels: – Chief Executive: Nick Read £1,081,500; and – Chief Financial Officer: Margherita Della Valle £721,000. Pension Pension arrangements for both the Chief Executive and the Chief Financial Officer will remain unchanged at 10% of salary, in line with the maximum employer contribution level for the wider UK population. 2023 Annual Bonus (‘GSTIP’) Following its annual review of the GSTIP structure, the Committee agreed that the performance measures and associated weightings for the 2023 plan should remain unchanged from 2022 as follows: – Service revenue (25%); – Adjusted EBIT (25%); – Adjusted free cash flow (25%); and – Customer appreciation KPIs (25%). This includes an assessment of churn, revenue market share and Net Promoter Score1 (‘NPS’). Note: 1. The assessment of NPS utilises data collected in our local markets which is validated for quality and consistency by independent third party agencies. Due to the potential impact on our commercial interests, annual bonus targets are considered commercially sensitive and therefore will be disclosed in the 2023 Remuneration Report following the completion of the financial year. Long-term incentive (‘GLTI’) awards for 2023 Awards for 2023 will be made in line with the arrangements described in our policy on pages 95 and 96. Vesting of the 2023 award will be subject to adjusted free cash flow (60% of total award), relative TSR (30% of total award), and ESG (10% of total award) performance. Performance will be measured over the three financial years ending 31 March 2025, and any net vested shares will be subject to an additional two-year holding period (i.e. the ‘3+2’ model). It is anticipated that the final awards will be reviewed by the Committee at the July 2022 meeting and, subject to the Committee’s approval, will be granted shortly afterwards. Further details of the 2023 award targets are provided are on the following page.

111 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Adjusted free cash flow (60% of total award)

Reflecting internal timings on budget finalisation and the grant date, the Committee intends to approve the target range for the three year adjusted free cash flow target at its July 2022 meeting. Details of the final range will be disclosed in the relevant market announcement at the time of grant and published in the 2023 Directors' Remuneration Report.

Relative TSR (30% of total award)

Following the annual review of the performance measures which included a review of analysis provided by the Committee's external advisers, the Committee determined that the TSR outperformance range for the 2023 award should be set at 8.50% p.a. at maximum.

The Committee further determined that the TSR peer group should remain unchanged for the 2023 award. Further details are set out in the tables below.

Relative TSR (30% of total award)	TSR outperformance	Vesting (% of relative TSR element)
Below threshold	Below median	0.0%
Threshold	Median	20.0%
Maximum	8.50% p.a.	100.0%

TSR peer group				
BT Group	Deutsche Telekom	Liberty Global	MTN	Orange
Royal KPN	Telecom Italia	Telefónica	Telefónica Deutschland	

Linear interpolation (i.e. straight-line vesting) occurs for performance between threshold and maximum.

ESG (10% of total award)

The table below sets out how performance under the ESG measure for the 2023 award will be assessed against three quantitative ambitions:

Purpose pillar	Metric for 2023 GLTI	Overall ambition	Baseline position for 2023 GLTI	Ambition for 2023 GLTI (10% of total award)
Planet	Net zero	Net zero under Scope 1 & 2 by 2030[1]	46% reduction in Scope 1 & 2 emissions versus a FY20 baseline at 31 March 2022	80% reduction in Scope 1 & 2 emissions versus a FY20 baseline by 31 March 2025
Inclusion for All	Female representation in management	40% representation of women in management by 2030	32% representation of women in management at 31 March 2022	35% representation of women in management by 31 March 2025
Digital Society / Inclusion for All	Financial inclusion customers	>75m financial inclusion customers by 2026	54.5m financial inclusion customers at 31 March 2022	70.0m financial inclusion customers by 31 March 2025

Note:
1. This carbon reduction ambition has been approved by the Science Based Targets initiative.

Each ambition for the 2023 award has been set by considering both our externally communicated targets and our internal progress as at 31 March 2022.

At the end of the performance period the Committee will assess achievement across the three metrics against the stated ambitions and determine vesting under this element. Full disclosure of the rationale for the final vesting decision will be provided in the relevant Directors' Remuneration Report.

Strategic report Financials Other information Governance 112 Vodafone Group Plc  Annual Report on Form 20-F 2022 2023 remuneration for the Chairman and Non-Executive Directors During the year, and following its establishment via Board approval in May 2021, it was agreed that the Chair of the newly formed ESG Committee would receive an additional fee in line with those payable for other Committee Chairmanships. Fees for our Chairman and Non-Executive Directors have been benchmarked against the FTSE 30 (excluding financial services companies). Following this year’s review it was agreed that no changes will be made to the current fee levels, which are set out in the table below. Position/role Fee payable £’000 Chairman1 650 Non-Executive Director 115 Additional combined fee for Senior Independent Director and Chairman of the Remuneration Committee 50 Additional fee for Chairmanship of Audit and Risk Committee 25 Additional fee for Chairmanship of ESG Committee 25 Note: 1. The Chairman’s fee also includes the fee for the Chairmanship of the Nominations and Governance Committee. Further remuneration information Dilution All awards are made under plans that incorporate dilution limits as set out in the guidelines for share incentive schemes published by the Investment Association. The current estimated dilution from subsisting executive awards is approximately 2.7% of the Company’s share capital at 31 March 2022 (2.6% at 31 March 2021), whilst from all-employee share awards it is approximately 0.3% (0.3% at 31 March 2021). This gives a total dilution of 3.0% (2.9% at 31 March 2021). Service contracts The terms and conditions of appointment of our Directors are available for inspection at the Company’s registered office during normal business hours and at the Annual General Meeting (for 15 minutes prior to the meeting and during the meeting). The Executive Directors have notice periods in their service contracts of 12 months. The Non-Executive Directors’ letters of appointment do not contain provision for notice periods or for compensation if their appointments are terminated. This report on remuneration has been approved by the Board of Directors and signed on its behalf by: /s/ Valerie Gooding Valerie Gooding Chairman of the Remuneration Committee 16 June 2022 Annual Report on Remuneration (continued)

Strategic report Governance Financials Other information 113 Vodafone Group Plc  Annual Report on Form 20-F 2022 Our US listing requirements As Vodafone’s American depositary shares are listed on NASDAQ Stock Market LLC (‘NASDAQ’), we are required to disclose a summary of any material differences between the corporate governance practices we follow and those of US companies listed on NASDAQ. Vodafone’s corporate governance practices are primarily based on UK requirements but substantially conform to those required of US companies listed on NASDAQ. The material differences are set out in the following table: Board member independence Different tests of independence for Board members are applied under the 2018 UK Corporate Governance Code (the ‘Code’) and the NASDAQ listing rules. The Board is not required to take into consideration NASDAQ’s detailed definitions of independence as set out in the NASDAQ listing rules. The Board has carried out an assessment based on the independence requirements of the Code and has determined that, in its judgement, each of Vodafone’s Non-Executive Directors is independent within the meaning of those requirements. Committees The NASDAQ listing rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and the audit committee each required to have a written charter which addresses the committee’s purpose and responsibilities, and the compensation committee having sole authority and adequate funding to engage compensation consultants, independent legal counsel and other compensation advisers. – Our Nominations and Governance Committee is chaired by the Chairman of the Board and its other members are independent Non-Executive Directors. – Our Remuneration Committee is composed entirely of independent Non-Executive Directors. – Our Audit and Risk Committee is composed entirely of Non-Executive Directors, each of whom (i) the Board has determined to be independent based on the independence requirements of the Code and (ii) meets the independence requirements of the Securities Exchange Act of 1934. – We have terms of reference for our Nominations and Governance Committee, Audit and Risk Committee and Remuneration Committee, each of which comply with the requirements of the Code and are available for inspection on our website at vodafone.com/governance – These terms of reference are generally responsive to the relevant NASDAQ listing rules, but may not address all aspects of these rules. Code of Ethics and Code of Conduct Under the NASDAQ listing rules, US companies must adopt a Code of Conduct applicable to all directors, officers and employees that complies with the definition of a ‘Code of Ethics’ set out in section 406 of the Sarbanes-Oxley Act. – We have adopted a Code of Ethics that complies with section 406 of the Sarbanes-Oxley Act which is applicable only to the senior financial and principal executive officers. Click to read our Code of Ethics vodafone.com/governance – We have also adopted a separate Code of Conduct which applies to all employees. Quorum The quorum required for shareholder meetings, in accordance with our Articles of Association, is two shareholders, regardless of the level of their aggregate share ownership, while US companies listed on NASDAQ are required by the NASDAQ listing rules to have a minimum quorum of 33.33% of the shareholders of ordinary shares for shareholder meetings. Related party transactions In lieu of obtaining an independent review of related party transactions for conflicts of interests in accordance with the NASDAQ listing rules, we seek shareholder approval for related party transactions that (i) meet certain financial thresholds or (ii) have unusual features in accordance with the Listing Rules issued by the Financial Conduct Authority (FCA) in the UK (the ‘Listing Rules’), the Companies Act 2006 and our Articles of Association. Further, we use the definition of a transaction with a related party as set out in the Listing Rules, which differs in certain respects from the definition of related party transaction in the NASDAQ listing rules. Shareholder approval When determining whether shareholder approval is required for a proposed transaction, we comply with both the NASDAQ listing rules and the Listing Rules. Under the NASDAQ listing rules, whether shareholder approval is required for a transaction depends on, among other things, the percentage of shares to be issued or sold in connection with the transaction. Under the Listing Rules, whether shareholder approval is required for a transaction depends on, among other things, whether the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction.

Strategic report Financials Other information Governance 114 Vodafone Group Plc  Annual Report on Form 20-F 2022 The Directors of the Company present their report together with the audited consolidated financial statements for the year ended 31 March 2022. This report has been prepared in accordance with requirements outlined within The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and forms part of the management report as required under Disclosure Guidance and Transparency Rule (‘DTR’) 4. Certain information that fulfils the requirements of the Directors’ report can be found elsewhere in this document and is referred to below. This information is incorporated into this Directors’ report by reference. Vodafone Group plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England. Responsibility statement As required under the DTRs, a statement made by the Board regarding the preparation of the financial statements is set out on pages 117-118 which also provides details regarding the disclosure of information to the Company’s auditor and management’s report on internal control over financial information. Going concern The going concern statement required by the Listing Rules and the UK Corporate Governance Code (the ‘Code’) is set out in the “Directors’ statement of responsibility” on page 118. System of risk management and internal control The Board is responsible for maintaining a risk management and internal control system and for managing principal risks faced by the Group. Such a system is designed to manage rather than eliminate business risks and can only provide reasonable and not absolute assurance against material mistreatment or loss. This is described in more detail in the Audit and Risk Committee Report on pages 83-88. The Board has implemented in full the FRC ‘Guidance on Risk Management, Internal Control and related Financial and Business Reporting’ for the year and to the date of this Annual Report. The resulting procedures, which are subject to regular monitoring and review, provide an ongoing process for identifying, evaluating and managing the Company’s principal risks (which can be found on pages 59-65). Corporate Governance Statement The Corporate Governance Statement setting out how the Company complies with the Code is set out on page 71. This includes a description of the main features of our internal control and risk management arrangements in relation to the financial reporting process. The information required by DTR 7.2.6R can be found in the “Shareholder information” section on pages 234-239. A description of the composition and operation of the Board and its Committees including the Board Diversity Policy is set out on page 75, pages 80-90 and page 99. The Code can be viewed in full at frc.org.uk. Strategic Report The Strategic Report is set out on pages 1-67 and is incorporated into this Directors’ report by reference. Directors and their interests The Directors of the Company who served during the financial year ended 31 March 2022 and up to the date of signing the financial statements are as follows: Jean-François van Boxmeer, Nick Read, Margherita Della Valle, Sir Crispin Davis, Michel Demaré, Dame Clara Furse, Valerie Gooding, Deborah Kerr (appointed 1 March 2022), Maria Amparo Moraleda Martinez and David Nish. Sanjiv Ahuja and Renee James stepped down on 27 July 2021, and Olaf Swantee stepped down on 25 September 2021. A summary of the rules related to the appointment and replacement of Directors and Directors’ powers can be found on page 236. Details of Directors’ interests in the Company’s ordinary shares, options held over ordinary shares, interests in share options and long-term incentive plans are set out on pages 93-112. Directors’ conflicts of interest Established within the Company is a procedure for managing and monitoring conflicts of interest for Directors. Details of this procedure are set out on page 81. Directors’ indemnities In accordance with our Articles of Association and to the extent permitted by law, Directors are granted an indemnity from the Company in respect of liability incurred as a result of their office. In addition, we maintained a Directors’ and officers’ liability insurance policy throughout the year. Neither our indemnity nor the insurance provides cover in the event that a Director is proven to have acted dishonestly or fraudulently. Disclosures required under Listing Rule 9.8.4 The information on the amount of interest capitalised and the treatment of tax relief can be found in notes 5 and 6 to the consolidated financial statements respectively. The remaining disclosures required by Listing Rule 9.8.4 are not applicable to Vodafone. Capital structure and rights attaching to shares Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of American Depositary Shares (‘ADS’) on NASDAQ. ADSs, each representing 10 ordinary shares, are traded on NASDAQ under the symbol ‘VOD’. The ADSs are evidenced by American Depositary Receipts (‘ADR’) issued by J.P. Morgan, as depositary, under a deposit agreement, dated 15 February 2022 between the Company, the depositary and the holders from time to time of ADRs issued thereunder. ADS holders are not shareholders in the Company but may instruct J.P. Morgan on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See “Articles of Association and applicable English law” and “Rights attaching to the Company’s shares – Voting rights” on page 236. Directors’ report

Strategic report Governance Financials Other information 115 Vodafone Group Plc  Annual Report on Form 20-F 2022 All information relating to the Company’s capital structure, rights attaching to shares, dividends, the policy to repurchase the Company’s own shares, details of Company share repurchases and details of other shareholder information is contained on pages 32-33 and pages 234-239. Change of control Details of change of control provisions in the Company’s revolving credit facilities are set out in note 22 “Capital and financial risk management”. Information on agreements between the Company and its Directors providing for compensation for loss of office of employment (including details of change of control provisions in share schemes) is set out on pages 97-98. Subject to that, there are no agreements between the Company and its employees providing for compensation for loss of office or employment that occurs because of a takeover bid. Dividends Full details of the Company’s dividend policy and proposed final dividend payment for the year ended 31 March 2022 are set out on page 33 and note 9 to the consolidated financial statements. Sustainability Information about the Company’s approach to sustainability risks and opportunities is set out on pages 34-57. Details of our greenhouse gas emissions are also included on these pages. Political donations No political donations or contributions to political parties under the Companies Act 2006 have been made during the financial year. The Group policy is that no political donations be made or political expenditure incurred. Financial risk management objectives and policies Disclosures relating to financial risk management objectives and policies, including our policy for hedging are set out in note 22 to the consolidated financial statements and disclosures relating to exposure to credit risk, liquidity risk and market risk are outlined in note 22. Important events since the end of the financial year There were no important events affecting the Company which have occurred since the end of the financial year. Future developments within the Group The Strategic Report contains details of likely future developments within the Group. Group policy compliance Each Group policy is owned by a member of the Executive Committee so that there is clear accountability and authority for ensuring the associated business risk is adequately managed. Regional Chief Executives and the Senior Leadership Team member responsible for each Group function have primary accountability for ensuring compliance with all Group policies by all our markets and entities. Our Group compliance team and policy champions support the policy owners and local markets in implementing policies and monitoring compliance. All of the key Group policies have been consolidated into the Vodafone Code of Conduct which applies to all employees and those who work for or on behalf of Vodafone. It sets out the standards of behaviour expected in relation to areas such as insider dealing, bribery and raising concerns through the whistle blowing process (known internally as ‘Speak Up’). Read more on page 47 Branches The Group, through various subsidiaries, has branches in a number of different jurisdictions in which the business operates. Further details are included in note 31. Employee disclosures Vodafone is an inclusive employer and diversity is important to us. We give full and fair consideration to applications for employment by disabled persons and the continued employment of anyone incurring a disability while employed by us. Training, career development and promotion opportunities are equally applied for all our employees, regardless of disability. Our disclosures relating to the employment of women in senior management roles, diversity, employee engagement and policies are set out on page 14, pages 39 and 40, page 78 and page 81. By order of the Board /s/ Rosemary Martin Rosemary Martin Group General Counsel and Company Secretary 16 June 2022

Strategic report Governance Financials Other information 116 Vodafone Group Plc  Annual Report on Form 20-F 2022 117 Directors’ statement of responsibility 119 Risk mitigation 125 Report of independent registered public accounting firm 129 Consolidated financial statements 129 Consolidated income statement 129 Consolidated statement of comprehensive income 130 Consolidated statement of financial position 131 Consolidated statement of changes in equity 132 Consolidated statement of cash flows 133 Notes to the consolidated financial statements 133 1. Basis of preparation Income statement 139 2. Revenue disaggregation and segmental analysis 145 3. Operating profit 146 4. Impairment losses 153 5. Investment income and financing costs 154 6. Taxation 159 7. Discontinued operations and assets held for sale 160 8. Earnings per share 160 9. Equity dividends Financial position 161 10. Intangible assets 163 11. Property, plant and equipment 165 12. Investments in associates and joint arrangements 171 13. Other investments 172 14. Trade and other receivables 173 15. Trade and other payables 174 16. Provisions 175 17. Called up share capital Cash flows 176 18. Reconciliation of net cash flow from operating activities 176 19. Cash and cash equivalents 177 20. Leases 180 21. Borrowings 182 22. Capital and financial risk management Employee remuneration 191 23. Directors’ and key management compensation 192 24. Employees 193 25. Post employment benefits 197 26. Share-based payments Additional disclosures 199 27. Acquisitions and disposals 200 28. Commitments 200 29. Contingent liabilities and legal proceedings 204 30. Related party transactions 205 31. Related undertakings 214 32. Subsidiaries exempt from audit 215 These pages are intentionally left blank 215 These pages are intentionally left blank 216 These pages are intentionally left blank 217 These pages are intentionally left blank 217 1. These pages are intentionally left blank 219 2. These pages are intentionally left blank 220 3. These pages are intentionally left blank 220 4. These pages are intentionally left blank 220 5. These pages are intentionally left blank 221 6. These pages are intentionally left blank 221 7. These pages are intentionally left blank 221 8. These pages are intentionally left blank 222 9. These pages are intentionally left blank 222 10. These pages are intentionally left blank 222 11. These pages are intentionally left blank 223 Non-GAAP measures (unaudited information) 233 Additional information (unaudited information) Reporting on our financial performance Index

Strategic report Governance Financials Other information 117 Vodafone Group Plc  Annual Report on Form 20-F 2022 Directors’ statement of responsibility The Directors are responsible for preparing the financial statements in accordance with applicable law and regulations and keeping proper accounting records. Detailed below are statements made by the Directors in relation to their responsibilities, disclosure of information to the Company’s auditor, going concern and management’s report on internal control over financial reporting. Financial statements and accounting records Company law of England and Wales requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements the Directors are required to: – select suitable accounting policies and apply them consistently; – make judgements and estimates that are reasonable and prudent; – present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; – state whether the consolidated financial statements have been prepared in accordance with UK-adopted International Accounting Standards (‘IAS’), with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and with the requirements of the UK Companies Act 2006 (the ‘Act’); state for the Company’s financial statements whether applicable UK accounting standards have been followed; and – prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and enable them to ensure that the financial statements are prepared in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Directors’ responsibility statement Each of the Directors, whose names and functions are listed on pages 73 and 74, confirms that, to the best of his or her knowledge: – the consolidated financial statements, prepared in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act, give a true and fair view of the assets, liabilities, financial position and profit of the Group; and – the Strategic Report includes a fair review of the development and performance of the business and the position of the Group, together with a description and robust assessment of the principal risks and uncertainties that it faces. The Directors are also responsible under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as a whole and in doing so have regard for the needs of wider society and stakeholders, including customers, consistent with the Group’s core and sustainable business objectives. Having taken advice from the Audit and Risk Committee, the Board considers the Annual Report, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. Neither the Company nor the Directors accepts any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000. Disclosure of information to the auditors Having made the requisite enquiries, so far as the Directors are aware, there is no relevant audit information (as defined by section 418(3) of the Companies Act 2006) of which the Company’s auditor is unaware and the Directors have taken all the steps they ought to have taken to make themselves aware of any relevant audit information and to establish that the Company’s auditor is aware of that information.

Strategic report Governance Financials Other information 118 Vodafone Group Plc  Annual Report on Form 20-F 2022 Going concern The Group’s business activities, performance, position, principal risks and uncertainties and the Directors’ assessment of its long-term viability are set out on page 65. A range of mitigations for risks faced by the Group are included on pages 119 to 122. In addition, the funding position of the Group is included in ‘Borrowings’ and ’Capital and financial risk management’ in notes 21 and 22, respectively, to the consolidated financial statements. Notes 21 and 22 include disclosure in relation to the Group’s objectives, policies and processes for managing as well as details regarding its capital, its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. As noted on page 184, the Group has access to substantial cash and financing facilities. The Group also believes it adequately manages or mitigates its solvency and liquidity risks through two primary processes, described below. Business planning process and performance management The Group’s forecasting and planning cycle consists of three in-year forecasts, a budget and a long-range plan. These generate income statement, cash flow and borrowings projections for assessment by Group management and the Board. Each forecast is compared with prior forecasts and actual results to identify variances and understand the drivers of the changes and their future impact so management can take action where appropriate. Additional analysis is undertaken to review and sense check the key assumptions underpinning the forecasts. Cash flow and liquidity reviews The business planning process provides outputs for detailed cash flow and liquidity reviews, to ensure that the Group maintains adequate liquidity throughout the forecast periods. The prime output is a liquidity forecast which is prepared and updated at least on a monthly basis which highlights the extent of the Group’s liquidity based on controlled cash flows and the headroom under the Group’s undrawn revolving credit facility. The key inputs into this forecast are: – Cash flow forecasts with information taken from the business planning process; – Bond and other debt maturities; and – Expectations for shareholder returns, spectrum auctions and M&A activity. The liquidity forecast is reviewed by the Group Chief Financial Officer and included in each of her reports to the Board. In addition, the Group continues to manage its foreign exchange and interest rate risks within the framework of policies and guidelines authorised and reviewed by the Board, with oversight provided by the Treasury Risk Committee. The Group’s financial performance was resilient during the COVID-19 pandemic and the residual impact has been considered as part of the business planning process and reflected in the Group’s cash flow forecasts. The Directors have also considered sensitivities in respect of potential downside scenarios in concluding that the Group is able to continue in operation for the period to 30 June 2023 from the date of approving the consolidated financial statements. Those sensitivities include the non-refinancing of debt maturities in the assessment period. A reverse stress test was also reviewed to understand how severe conditions would have to be to breach liquidity including the required reduction in profitability metrics. In addition to the liquidity forecasts, downside scenarios and reverse stress test that are prepared, the Director’s considered the availability of the Group’s €7.6 billion undrawn revolving credit facilities as at 31 March 2022. In reaching their conclusion on the going concern assessment, the Directors also considered the findings of the work performed to support the statement on the long-term viability of the Group. As noted on page 65, this included key changes to relevant principal risks in light of global economic and political uncertainty, sensitivity analysis, scenario assessments, and combinations of these, over the viability assessment period. Conclusion Based on the review, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Directors continue to adopt the going concern basis in preparing the Annual Report and Accounts. Controls over financial reporting Disclosure controls and procedures The Directors, the Chief Executive and the Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures, including those defined in the United States Securities Exchange Act of 1934, Rule 13a–15(e), and, based on that evaluation, have concluded that the disclosure controls and procedures were effective at the end of the period covered by this report. Management’s report on internal control over financial reporting As required by section 404 of the US Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. The Group’s internal control over financial reporting includes policies and procedures that: – pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; – are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act, and that receipts and expenditures are being made only in accordance with authorisation of management and the Directors of the Company; and – provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements. Any internal control framework, no matter how well designed, has inherent limitations including the possibility of human error and the circumvention or overriding of the controls and procedures, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate. Management has assessed the effectiveness of the internal control over financial reporting at 31 March 2022 based on the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) in 2013. Based on management’s assessment, management has concluded that internal control over financial reporting was effective at 31 March 2022. During the period covered by this document, there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting. The Group’s internal control over financial reporting at 31 March 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm who also audit the Group’s consolidated financial statements. Their audit report on internal control over financial reporting is on page 128. By order of the Board /s/ Rosemary Martin Rosemary Martin Group General Counsel and Company Secretary 16 June 2022 Directors’ statement of responsibility (continued)

Strategic report Governance Financials Other information 119 Vodafone Group Plc  Annual Report on Form 20-F 2022 Strengthening our framework We continue to enhance and embed the global risk management framework which aims to mature our process. This improves consistency across the markets where we operate and provides the appropriate level of oversight for the different risk types. Over the course of the year, we have: – Improved our process for the identification and assessment of emerging risks (see section above); – Updated our approach in determining risk tolerance and the process to manage risks which are outside of our tolerance level; – Increased the frequency of reporting to our governance committees using a more agile approach, so that risks can be better monitored and appropriate treatment actions can be implemented; and – Continued to align with the TCFD recommendations for climate-related risks and opportunities. Risk mitigation Mitigation activities We have a risk-based approach to managing cyber security. We actively identify risks and threats, design layers of control and implement controls across all parts of the Group. The approach balances controls that prevent the majority of attacks, detect events and respond quickly to reduce harm. Risk ranking movement Principal risks Cyber threat Description An external attack, insider threat or supplier breach could cause service interruption or confidential data breaches. Year-on-year risk ranking movement Increasing Decreasing No change New risk NEW

Strategic report Governance Financials Other information 120 Vodafone Group Plc  Annual Report on Form 20-F 2022 Risk mitigation (continued) Mitigation activities We are closely monitoring the evolution of the geopolitical environment. This enables us to respond to emerging challenges and to comply with regulations, economic sanctions and trade rulings. We also mitigate our exposure through having multi-year contracts with key suppliers, forecasting and forward ordering our inventory requirements in anticipation of extended lead-times as well as continuing to execute our logistics optimisation strategy. Risk ranking movement NEW Mitigation activities We actively address issues openly with policy makers and regulatory authorities to find mutually acceptable ways forward. As a last resort we uphold our rights through legal means. Risk ranking movement Mitigation activities We have specialist teams executing our organisational and digital transformation activities. We have robust investment and governance structures in place, such as our Digital Steering Committee and Global Product Board, dedicated to steering the transformation efforts and ensuring we execute at scale. We have also established our Products Operating Model to transform our global product management approach. Risk ranking movement Supply chain disruption Adverse political and policy environment Strategic transformation Description Disruption in our supply chain could mean that we are unable to execute our strategic plans, resulting in increased cost and reduced choice as well as service quality. Description An adverse political and policy environment could impact our strategy and result in increased costs, create competitive disadvantage or have negative impact on our return on capital employed. Description Failure to effectively execute the transformational activities to deliver on our strategy could result in loss of business value and/or additional cost. Year-on-year risk ranking movement Increasing Decreasing No change New risk NEW

Strategic report Governance Financials Other information 121 Vodafone Group Plc  Annual Report on Form 20-F 2022 Mitigation activities We continually strive to introduce innovative propositions and services which enable us to deepen customer engagement beyond connectivity. We are focused on simplifying our product portfolio, building capabilities and partnering to create value beyond connectivity, improving our operating model and processes, and accelerating our digital transformation, in order to offer the best customer experience. Mitigation activities We have a relatively resilient business model. Our offers are competitive in the markets in which we operate. We are supporting our business customers’ efficiencies through our innovative products. We have a long average life of debt which minimises refinancing requirements, and the vast majority of our interest costs are fixed. Risk ranking movement NEW Risk ranking movement Risk ranking movement Mitigation activities Our Tech2025 Strategy incorporates fixed and mobile network evolution steps to enhance broadband coverage and network performance. In collaboration with our strategic suppliers, we are testing and deploying new technologies which provide higher connection throughput, lower latency and increased capacity. Disintermediation Infrastructure competitiveness Description Failure to meet customers’ expectations with best available broadband technology in our fixed and mobile networks could lead to loss of revenue. Description Failure to effectively respond to threats from emerging technology or disruptive business models could lead to a loss of customer relevance, market share and new/existing revenue streams. Description Adverse changes to economic conditions could result in reduced customer spending, higher interest rates, adverse inflation, or foreign exchange rates. Adverse conditions could also lead to limited debt refinancing options and/or increase in costs. Adverse changes in macroeconomic conditions

Strategic report Governance Financials Other information 122 Vodafone Group Plc  Annual Report on Form 20-F 2022 Risk mitigation (continued) Risk ranking movement Risk ranking movement Mitigation activities We monitor and pursue opportunities to optimise our portfolio to deliver value for our shareholders and improve returns. We actively assess opportunities to, i) generate and realise value from our assets, ii) deliver value accretive in-market consolidation to deliver sustainable market structures, iii) streamline and simplify our portfolio. Mitigation activities We closely monitor the competitive environment in all markets and react accordingly to consumer and business needs. In many consumer markets, we have launched ‘second’ brands in order to compete effectively and efficiently in the value segment. Additionally, we evolve our offers and tariff plans and aim to provide a differentiated customer experience. NEW Mitigation activities Recovery targets are set for critical assets to limit the impact of service outages. A global policy outlines the controls required to ensure that technology services are resilient and in alignment with these targets. We identify the risks for the relevant IT programmes to determine whether they are being effectively mitigated. Where gaps are identified, recommendations for mitigation are raised and the programmes are effectively de-risked. Risk ranking movement NEW Portfolio transformation Adverse market conditions Description Failure to effectively execute on plans to transform and shape the portfolio could result in failure to deliver growth in revenue and improved returns. Description Increasing competition could lead to price wars, reduced margins, loss of market share and/or damage to market value. Technology resilience and future readiness Description Network, IT or platform outages and/or any delays delivering our IT modernisation programme could lead to dissatisfied customers and/or impact revenue. Year-on-year risk ranking movement Increasing Decreasing No change New risk NEW

Strategic report Governance Financials Other information 123 Vodafone Group Plc Annual Report on Form 20-F 2022 This page is intentionally left blank

Strategic report Governance Financials Other information 124 Vodafone Group Plc Annual Report on Form 20-F 2022 This page is intentionally left blank

Strategic report Governance Financials Other information 125 Vodafone Group Plc  Annual Report on Form 20-F 2022 To the Shareholders and the Board of Directors of Vodafone Group Plc Opinion on the Financial Statements We have audited the accompanying consolidated statements of financial position of Vodafone Group Plc (the Group) as of 31 March 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 March 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 March 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 31 March 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 framework) and our report dated 16 June 2022 expressed an unqualified opinion thereon. Basis for Opinion These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Report of Independent Registered Public Accounting Firm We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Carrying value of cash generating units, including goodwill Description of the matter As more fully described in Note 4 to the consolidated financial statements, in accordance with IAS 36 Impairment of Assets the Group calculates the value in use (‘VIU’) for cash generating units (‘CGUs’) to determine whether an adjustment to the carrying value of the CGU, and therefore, goodwill, is required. As of 31 March 2022, the Group has recorded €31,884 million of goodwill. The Group’s assessment of the VIU of its CGUs involves estimation and judgement about the future performance of the local market businesses. In particular, the determination of the VIUs was sensitive to the significant assumptions of projected adjusted EBITDAaL growth, long-term growth rates and discount rates. Auditing the Group’s annual impairment test was complex and involved significant auditor judgement, given the estimation uncertainty related to the significant assumptions described above and the sensitivity of certain VIU models to fluctuations in those assumptions, including where those CGUs had historical impairments, market specific events or other factors which resulted in low headroom. How we addressed the matter in our audit We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s goodwill impairment review process, including management’s controls over the significant assumptions described above. For the annual impairment assessment as at 31 March 2022 we tested, with the help of a valuation specialist, the methodology applied in the VIU models, as compared to the requirements of IAS 36, including the mathematical accuracy of management’s VIU models. We performed procedures to test and assess the significant assumptions used in the VIU models, which included evaluating projected adjusted EBITDAaL growth, for example by comparing underlying assumptions to external data such as economic and industry forecasts for the relevant markets and for consistency with evidence obtained from other areas of our audit. We also compared CGU EBITDAaL multiples to market listed peers and considered independent analyst valuations for individual CGUs, where available. For each CGU, we compared the cash flow projections used in the VIU models to the information approved by the Group’s Board of Directors and evaluated the historical accuracy of management’s business plans, which underpin the VIU models, by comparing prior year forecasts to actual results in the current period. With the assistance of a valuation specialist, we compared long-term growth rates and discount rates against EY independently determined ranges and performed sensitivity analyses on the above-described assumptions in the VIU models, to evaluate the parameters that, should they arise, would cause an impairment of the CGU or would indicate additional disclosures were appropriate. We also assessed the adequacy of the related disclosures provided in Note 4 of the consolidated financial statements, in particular the sensitivity disclosures in relation to reasonably possible changes in assumptions that could result in impairment.

Strategic report Governance Financials Other information 126 Vodafone Group Plc  Annual Report on Form 20-F 2022 Report of Independent Registered Public Accounting Firm (continued) Revenue Recognition Description of the matter As more fully described in Note 2, Note 14 and Note 15 to the consolidated financial statements, the Group reported revenue of €45,580 million, contract assets of €3,551 million and contract liabilities of €2,521 million for the year ended and at, 31 March 2022. Management records revenue according to the principles of IFRS 15, Revenue from Contracts with Customers, including following the 5-step model, as described in the accounting policy in Note 2 to the consolidated financial statements. Auditing the revenue recorded by the Group is complex, due to the multiple IT systems and tools utilised in the initiation, processing and recording of transactions, which includes a high volume of individually low monetary value transactions, as well as the potential for significant postings outside of the aforementioned IT systems. Furthermore, judgement and the involvement of IT professionals was required to determine the audit approach to test and evaluate the relevant data that was captured and aggregated, and to assess the sufficiency of the audit evidence obtained. How we addressed the matter in our audit We, together with our IT professionals, obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s revenue recognition process, including controls over the appropriate flow of transactional data through the IT systems and tools and the reconciliation of the transactional data to the accounting records. In addition, our audit procedures included, on a sample basis, reperforming billing data to general ledger end-to-end reconciliations, which included assessing the accuracy of the data inputs to underlying source documentation, including contractual agreements, where relevant; testing the mathematical accuracy and completeness of the reconciliations and any material reconciling items, including significant revenue postings outside of the billing systems; and recalculating the revenue recognised to evaluate whether the processing of the revenue recognition by the Group’s IT systems and automated processes was in accordance with IFRS 15.

Strategic report Governance Financials Other information 127 Vodafone Group Plc  Annual Report on Form 20-F 2022 Recoverability of deferred tax assets in Luxembourg Description of the matter As more fully described in Note 6 to the consolidated financial statements, the Group recognises deferred tax assets in accordance with IAS 12, Income Taxes, based on their estimated recoverability and whether management judges that it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future. Deferred tax assets in Luxembourg of €16,298 million have been recognised in respect of losses, as management concluded it is probable that the Luxembourg entities will continue to generate taxable profits in the future, against which they can utilise these assets. Management estimates that the losses will be utilised over a period of 45-48 years. The Luxembourg companies’ income and therefore future taxable profits is derived from the Group’s internal financing and procurement and roaming activities. The forecast future finance income can vary based on forecast interest rates and intercompany debt levels, which in turn impacts the timeframe over which the deferred tax asset is forecast to be recovered. Furthermore, Luxembourg owns direct and indirect interests in the Group’s operating activities. The value of these investments is primarily based on the Group’s value in use calculations. Changes in the value for the purposes of local Luxembourg statutory financial statements can result in impairment reversals or charges, which are taxable or tax deductible, respectively, under local law. Auditing the Group’s recognition and recoverability of deferred tax assets in Luxembourg involves judgements and estimation uncertainty in relation to the availability of future taxable profits, the application of relevant tax transfer pricing and other laws and the period of time over which these assets will be utilised. How we addressed the matter in our audit We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls around the recognition of deferred tax assets in Luxembourg, including the calculation of the gross amount of deferred tax assets recorded, the preparation of the prospective financial information used to determine the Luxembourg entities’ future taxable income, and management’s identification and use of available commercial strategies. To test the realisability of the deferred tax assets in Luxembourg, with the support of tax professionals, our audit procedures included, among others, assessing the existence of available losses, including the impact of current year taxable profits resulting from procurement, roaming and finance income and from the reversal of previously recognised impairments within the local statutory financial statements. Our procedures also included evaluating management’s position on the recoverability of the losses with respect to local tax law and tax planning strategies adopted, testing the calculation of the reversal of previous impairments by, among other procedures, agreeing the value in use calculations to our audit work performed on ‘Carrying value of cash generating units, including goodwill’ and assessing the Luxembourg ownership structure. We tested the reasonableness of the forecasted procurement and roaming taxable profits utilised in management’s realisability assessment, by comparing to historical actual profits and with evidence obtained from other areas of our audit. To evaluate the forecast finance income, our procedures included, on a sample basis, recalculating finance income with reference to underlying agreements, comparing future interest rates utilised in the forecasts to relevant external benchmarks and the assumed reductions in intergroup debt for consistency with our understanding of relevant guidance in respect of transfer pricing of financial transactions. We assessed whether evidence exists that is contrary to management’s stated intention that the financing structures will remain in place or that indicates it is not probable that sufficient future taxable profits will exist. We also assessed the adequacy of the disclosures in Note 6 of the consolidated financial statements, in respect of the Luxembourg deferred tax assets, against the requirements of IAS 12. /s/ Ernst & Young LLP We have served as the Group’s auditor since 2019. London, United Kingdom 16 June 2022

Strategic report Governance Financials Other information 128 Vodafone Group Plc  Annual Report on Form 20-F 2022 To the Shareholders and the Board of Directors of Vodafone Group Plc Opinion on Internal Control Over Financial Reporting We have audited Vodafone Group Plc’s (the Group) internal control over financial reporting as of 31 March 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Vodafone Group Plc maintained, in all material respects, effective internal control over financial reporting as of 31 March 2022, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of 31 March 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 March 2022 and the related notes and our report dated 16 June 2022, expressed an unqualified opinion thereon. Basis for Opinion The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s report on Internal control over financial reporting on page 118. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Ernst & Young LLP London, United Kingdom 16 June 2022 Report of Independent Registered Public Accounting Firm

129 Vodafone Group Plc
Annual Report on Form 20-F 2022 | Strategic report | Governance | Financials | Other information

Consolidated income statement

for the years ended 31 March

	Note	2022 €m	2021 €m	2020 €m
Revenue	2	**45,580**	**43,809**	**44,974**
Cost of sales		(30,574)	(30,086)	(30,682)
Gross profit		**15,006**	**13,723**	**14,292**
Selling and distribution expenses		(3,358)	(3,522)	(3,814)
Administrative expenses		(5,713)	(5,350)	(5,810)
Net credit losses on financial assets	22	(561)	(664)	(660)
Share of results of equity accounted associates and joint ventures	12	211	342	(2,505)
Impairment loss	4	–	–	(1,685)
Other income	3	79	568	4,281
Operating profit	3	**5,664**	**5,097**	**4,099**
Non-operating expense		–	–	(3)
Investment income	5	254	330	248
Financing costs	5	(1,964)	(1,027)	(3,549)
Profit before taxation		**3,954**	**4,400**	**795**
Income tax expense	6	(1,330)	(3,864)	(1,250)
Profit/(loss) for the financial year		**2,624**	**536**	**(455)**
Attributable to:				
– Owners of the parent		2,088	112	(920)
– Non-controlling interests		536	424	465
Profit/(loss) for the financial year		**2,624**	**536**	**(455)**
Earnings/(loss) per share				
From continuing operations				
– Basic	8	7.20c	0.38c	(3.13)c
– Diluted	8	7.17c	0.38c	(3.13)c
Total Group				
– Basic	8	7.20c	0.38c	(3.13)c
– Diluted	8	7.17c	0.38c	(3.13)c

Consolidated statement of comprehensive income

for the years ended 31 March

	Note	2022 €m	2021 €m	2020 €m
Profit/(loss) for the financial year		**2,624**	**536**	**(455)**
Other comprehensive income/(expense):				
Items that may be reclassified to the income statement in subsequent years:				
Foreign exchange translation differences, net of tax		(25)	133	(982)
Foreign exchange translation differences transferred to the income statement		19	(17)	(36)
Other, net of tax[1]		1,863	(3,743)	3,066
Total items that may be reclassified to the income statement in subsequent years		**1,857**	**(3,627)**	**2,048**
Items that will not be reclassified to the income statement in subsequent years:				
Net actuarial gains/(losses) on defined benefit pension schemes, net of tax	25	483	(555)	526
Total items that will not be reclassified to the income statement in subsequent years		**483**	**(555)**	**526**
Other comprehensive income/(expense)		**2,340**	**(4,182)**	**2,574**
Total comprehensive income/(expense) for the financial year		**4,964**	**(3,646)**	**2,119**
Attributable to:				
– Owners of the parent		4,402	(4,069)	1,696
– Non-controlling interests		562	423	423
		4,964	**(3,646)**	**2,119**

Note:
1 Principally includes the impact of the Group's cash flow hedges deferred to other comprehensive income during the year.

Further details on items in the consolidated statement of comprehensive income can be found in the consolidated statement of changes in equity on page 131.

130 Vodafone Group Plc Annual Report 2022 20212020 Consolidated statement of financial position at 31 March 31 March 2022 31 March 2021 Note €m €m Non-current assets Goodwill 10 31,884 31,731 Other intangible assets 10 21,360 21,818 Property, plant and equipment 11 40,804 41,243 Investments in associates and joint ventures 12 4,268 4,670 Other investments 13 1,073 925 Deferred tax assets 6 19,089 21,569 Post employment benefits 25 555 60 Trade and other receivables 14 6,383 4,777 125,416 126,793 Current assets Inventory 836 676 Taxation recoverable 296 434 Trade and other receivables 14 11,019 10,923 Other investments 13 7,931 9,159 Cash and cash equivalents 19 7,496 5,821 27,578 27,013 Assets held for sale 7 959 1,257 Total assets 153,953 155,063 Equity Called up share capital 17 4,797 4,797 Additional paid-in capital 149,018 150,812 Treasury shares (7,278) (6,172) Accumulated losses (122,118) (121,587) Accumulated other comprehensive income 30,268 27,954 Total attributable to owners of the parent 54,687 55,804 Non-controlling interests 2,290 2,012 Total equity 56,977 57,816 Non-current liabilities Borrowings 21 58,131 59,272 Deferred tax liabilities 6 520 2,095 Post employment benefits 25 281 513 Provisions 16 1,881 1,747 Trade and other payables 15 2,516 4,909 63,329 68,536 Current liabilities Borrowings 21 11,961 8,488 Financial liabilities under put option arrangements 22 494 492 Taxation liabilities 864 769 Provisions 16 667 892 Trade and other payables 15 19,661 18,070 33,647 28,711 Total equity and liabilities 153,953 155,063 The consolidated financial statements on pages 129 to 214 were approved by the Board of Directors and authorised for issue on 16 June 2022 and were signed on its behalf by: /s/ Nick Read /s/ Margherita Della Valle Nick Read Margherita Della Valle Chief Executive Chief Financial Officer Strategic report Governance Financials Other information 130 Vodafone Group Plc  Annual Report on Form 20-F 2022

Overview Strategic Report Governance Financials Other information 131 Vodafone Group Plc Annual Report 2022 Consolidated statement of changes in equity for the years ended 31 March Additional Accumulated other comprehensive income Equity Non- Share paid-in Treasury Accumulated Currency Pensions Revaluation attributable controlling Total capital1 capital2 shares losses reserve3 reserve surplus4 Other5 to owners interests equity €m €m €m €m €m €m €m €m €m €m €m 1 April 2019 4,796 152,503 (7,875) (116,986) 29,284 (1,205) 1,227 213 61,957 1,231 63,188 Issue or reissue of shares 1 1 73 (68) – – – – 7 – 7 Share-based payments – 125 – – – – – – 125 11 136 Transactions with NCI in subsidiaries – – – (58) – – – – (58) (102) (160) Dividends – – – (2,317) – – – – (2,317) (348) (2,665) Comprehensive (expense)/income – – – (920) (976) 526 – 3,066 1,696 423 2,119 (Loss)/profit – – – (920) – – – – (920) 465 (455) OCI - before tax – – – – (951) 640 – 3,771 3,460 (46) 3,414 OCI - taxes – – – – 19 (114) – (705) (800) (4) (804) Transfer to the income statement – – – – (44) – – – (44) 8 (36) 31 March 2020 4,797 152,629 (7,802) (120,349) 28,308 (679) 1,227 3,279 61,410 1,215 62,625 Issue or reissue of shares6 – (1,943) 2,033 (87) – – – – 3 – 3 Share-based payments – 126 – – – – – – 126 10 136 Transactions with NCI in subsidiaries7 – – – 1,149 – – – – 1,149 748 1,897 Dividends – – – (2,412) – – – – (2,412) (384) (2,796) Comprehensive income/(expense) – – – 112 117 (555) – (3,743) (4,069) 423 (3,646) Profit – – – 112 – – – – 112 424 536 OCI - before tax – – – – 124 (686) – (4,630) (5,192) – (5,192) OCI - taxes – – – – 6 131 – 887 1,024 3 1,027 Transfer to the income statement – – – – (13) – – – (13) (4) (17) Purchase of treasury shares8 – – (403) – – – – – (403) – (403) 31 March 2021 4,797 150,812 (6,172) (121,587) 28,425 (1,234) 1,227 (464) 55,804 2,012 57,816 Issue or reissue of shares6 – (1,902) 2,000 (98) – – – – – – – Share-based payments – 108 – – – – – – 108 11 119 Transactions with NCI in subsidiaries7 – – – (38) – – – – (38) 237 199 Dividends – – – (2,483) – – – – (2,483) (532) (3,015) Comprehensive income/(expense) – – – 2,088 (32) 483 – 1,863 4,402 562 4,964 Profit – – – 2,088 – – – – 2,088 536 2,624 OCI - before tax – – – – (51) 627 – 2,368 2,944 26 2,970 OCI - taxes – – – – – (144) – (505) (649) – (649) Transfer to the income statement – – – – 19 – – – 19 – 19 Purchase of treasury shares8 – – (3,106) – – – – – (3,106) – (3,106) 31 March 2022 4,797 149,018 (7,278) (122,118) 28,393 (751) 1,227 1,399 54,687 2,290 56,977 Notes: 1 See note 17 ‘Called up share capital’. 2 Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS. 3 The currency reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation. 4 The revaluation surplus derives from acquisitions of subsidiaries made before the Group’s adoption of IFRS 3 (Revised) on 1 April 2010 and comprises the amounts arising from recognising the Group’s pre-existing equity interest in the acquired subsidiary at fair value. 5 Principally includes the impact of the Group’s cash flow hedges with €3,704 million net gain deferred to other comprehensive income during the year (2021: €5,892 million net loss; 2020: €4,113 million net gain) and €1,422 million net gain (2021: €1,226 million net loss; 2020: €408 million net gain) recycled to the income statement. These hedges primarily relate to foreign exchange exposure on fixed borrowings, with any foreign exchange on nominal balances directly impacting income statement in each period but interest cash flows unwinding to the income statement over the life of the hedges (up to 2059). See note 22 ‘Capital and financial risk management’ for further details. 6 Movements include the re-issue of 1,427 million shares (€1,944 million) in March 2021 to satisfy the first tranche and the re-issue of 1,519 million shares (€1,903 million) in March 2022 to satisfy the second tranche of the Mandatory Convertible Bond issued in March 2019. 7 Principally relates to the IPO of Vantage Towers A.G. See note 27 ‘Acquisitions and disposals’ for details. 8 Represents the irrevocable and non-discretionary share buyback programmes announced on 19 March 2021, 19 May 2021, 23 July 2021, 17 November 2021 and 9 March 2022. 130 Vodafone Group Plc Annual Report 2022 20212020 Consolidated statement of financial position at 31 March 31 March 2022 31 March 2021 Note €m €m Non-current assets Goodwill 10 31,884 31,731 Other intangible assets 10 21,360 21,818 Property, plant and equipment 11 40,804 41,243 Investments in associates and joint ventures 12 4,268 4,670 Other investments 13 1,073 925 Deferred tax assets 6 19,089 21,569 Post employment benefits 25 555 60 Trade and other receivables 14 6,383 4,777 125,416 126,793 Current assets Inventory 836 676 Taxation recoverable 296 434 Trade and other receivables 14 11,019 10,923 Other investments 13 7,931 9,159 Cash and cash equivalents 19 7,496 5,821 27,578 27,013 Assets held for sale 7 959 1,257 Total assets 153,953 155,063 Equity Called up share capital 17 4,797 4,797 Additional paid-in capital 149,018 150,812 Treasury shares (7,278) (6,172) Accumulated losses (122,118) (121,587) Accumulated other comprehensive income 30,268 27,954 Total attributable to owners of the parent 54,687 55,804 Non-controlling interests 2,290 2,012 Total equity 56,977 57,816 Non-current liabilities Borrowings 21 58,131 59,272 Deferred tax liabilities 6 520 2,095 Post employment benefits 25 281 513 Provisions 16 1,881 1,747 Trade and other payables 15 2,516 4,909 63,329 68,536 Current liabilities Borrowings 21 11,961 8,488 Financial liabilities under put option arrangements 22 494 492 Taxation liabilities 864 769 Provisions 16 667 892 Trade and other payables 15 19,661 18,070 33,647 28,711 Total equity and liabilities 153,953 155,063 The consolidated financial statements on pages 129 to 214 were approved by the Board of Directors and authorised for issue on 16 June 2022 and were signed on its behalf by: /s/ Nick Read /s/ Margherita Della Valle Nick Read Margherita Della Valle Chief Executive Chief Financial Officer Strategic report Governance Financials Other information 131 Vodafone Group Plc  Annual Report on Form 20-F 2022

132 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Consolidated statement of cash flows

for the years ended 31 March

	Note	2022 €m	2021 €m	2020 €m
Inflow from operating activities	18	**18,081**	**17,215**	**17,379**
Cash flows from investing activities				
Purchase of interests in subsidiaries, net of cash acquired	27	–	(136)	(10,295)
Purchase of interests in associates and joint ventures	12	(445)	(13)	(1,424)
Purchase of intangible assets		(3,262)	(3,227)	(2,423)
Purchase of property, plant and equipment		(5,798)	(5,413)	(5,182)
Purchase of investments		(2,009)	(3,726)	(1,832)
Disposal of interests in subsidiaries, net of cash disposed	27	–	157	4,427
Disposal of interests in associates and joint ventures		446	420	–
Disposal of property, plant and equipment and intangible assets		33	43	61
Disposal of investments		3,282	1,704	7,792
Dividends received from associates and joint ventures		638	628	417
Interest received		247	301	371
Outflow from investing activities		**(6,868)**	**(9,262)**	**(8,088)**
Cash flows from financing activities				
Proceeds from issue of long-term borrowings		2,548	4,359	9,933
Repayment of borrowings		(8,248)	(12,237)	(16,028)
Net movement in short-term borrowings		3,002	(2,791)	2,488
Net movement in derivatives		(293)	279	98
Interest paid[1]		(1,804)	(2,152)	(2,284)
Payments for settlement of written put options[2]		–	(1,482)	–
Purchase of treasury shares		(2,087)	(62)	(821)
Issue of ordinary share capital and reissue of treasury shares	17	–	5	7
Equity dividends paid	9	(2,474)	(2,427)	(2,296)
Dividends paid to non-controlling shareholders in subsidiaries		(539)	(391)	(348)
Other transactions with non-controlling shareholders in subsidiaries	27	189	1,663	(160)
Other movements with associates and joint ventures		–	40	59
Outflow from financing activities		**(9,706)**	**(15,196)**	**(9,352)**
Net cash inflow/(outflow)		**1,507**	**(7,243)**	**(61)**
Cash and cash equivalents at beginning of the financial year	19	5,790	13,288	13,605
Exchange gain/(loss) on cash and cash equivalents		74	(255)	(256)
Cash and cash equivalents at end of the financial year	19	**7,371**	**5,790**	**13,288**

Notes:
1 Amount for 2022 includes €58 million (2021: €9 million inflow, 2020: €273 million outflow) of cash inflow on derivative financial instruments for the share buyback related to maturing tranches of mandatory convertible bonds.
2 Amount for 2021 reflects the settlement of a tender offer made to other shareholders of Kabel Deutschland Holding A.G.

N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s Overview Strategic Report Governance Financials Other information 133 Vodafone Group Plc Annual Report 2022 1. Basis of preparation This section describes the critical accounting judgements and estimates that management has identified as having a potentially material impact on the Group’s consolidated financial statements and sets out our significant accounting policies that relate to the financial statements as a whole. Where an accounting policy is generally applicable to a specific note to the financial statements, the policy is described within that note. We have also detailed below the new accounting pronouncements that we will adopt in future years and our current view of the impact they will have on our financial reporting. The consolidated financial statements are prepared in accordance with UK-adopted International Accounting Standards (‘IAS’), with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and with the requirements of the Companies Act 2006 (the ‘Act’). The consolidated financial statements are prepared on a going concern basis (see page 118). Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England. IFRS requires the Directors to adopt accounting policies that are the most appropriate to the Group’s circumstances. These have been applied consistently to all the years presented, unless otherwise stated. In determining and applying accounting policies, Directors and management are required to make judgements and estimates in respect of items where the choice of specific policy, accounting judgement, estimate or assumption to be followed could materially affect the Group’s reported financial position, results or cash flows and disclosure of contingent assets or liabilities during the reporting period; it may later be determined that a different choice may have been more appropriate. The Group’s critical accounting judgements and key sources of estimation uncertainty are detailed below. Actual outcomes could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period; they are recognised in the period of the revision and future periods if the revision affects both current and future periods. Management regularly reviews, and revises as necessary, the accounting judgements that significantly impact the amounts recognised in the financial statements and the estimates that are considered to be ‘critical estimates’ due to their potential to give rise to material adjustments in the Group’s financial statements in the year to 31 March 2023. As at 31 March 2022, management has identified critical judgements in respect of revenue recognition, lease accounting, valuing assets and liabilities acquired in business combinations, the accounting for tax disputes in India, the classification of joint arrangements, whether to recognise provisions or to disclose contingent liabilities and the impacts of climate change. In addition, management has identified critical accounting estimates in relation to the recovery of deferred tax assets, post employment benefits and impairment reviews; estimates have also been identified that are not considered to be critical in respect of the allocation of revenue to goods and services, the useful economic lives of finite lived intangibles and property, plant and equipment. The majority of the Group’s provisions are either long-term in nature (such as asset retirement obligations) or relate to shorter-term liabilities (such as those relating to restructuring and property) where there is not considered to be a significant risk of material adjustment in the next financial year. Critical judgements exercised in respect of tax disputes in India, include the cases relating to our acquisition of Hutchison Essar Limited (Vodafone India). These critical accounting judgements, estimates and related disclosures have been discussed with the Group’s Audit and Risk Committee. Critical accounting judgements and key sources of estimation uncertainty Revenue recognition Revenue recognition under IFRS 15 necessitates the collation and processing of very large amounts of data and the use of management judgements and estimates to produce financial information. The most significant accounting judgements and source of estimation uncertainty are disclosed below. Gross versus net presentation If the Group has control of goods or services when they are delivered to a customer, then the Group is the principal in the sale to the customer; otherwise the Group is acting as an agent. Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating expenses (see note 2 ‘Revenue disaggregation and segmental analysis’) but do not impact reported assets, liabilities or cash flows. Scenarios requiring judgement to determine whether the Group is a principal or an agent include, for example, those where the Group delivers third-party branded software or services (such as premium music, TV content or cloud- based services) to customers and good or services delivered to customers in partnership with a third-party. 132 Vodafone Group Plc Annual Report 2022 2020 Consolidated statement of cash flows for the years ended 31 March 2022 2021 2020 Note €m €m €m Inflow from operating activities 18 18,081 17,215 17,379 Cash flows from investing activities Purchase of interests in subsidiaries, net of cash acquired 27 – (136) (10,295) Purchase of interests in associates and joint ventures 12 (445) (13) (1,424) Purchase of intangible assets (3,262) (3,227) (2,423) Purchase of property, plant and equipment (5,798) (5,413) (5,182) Purchase of investments (2,009) (3,726) (1,832) Disposal of interests in subsidiaries, net of cash disposed 27 – 157 4,427 Disposal of interests in associates and joint ventures 446 420 – Disposal of property, plant and equipment and intangible assets 33 43 61 Disposal of investments 3,282 1,704 7,792 Dividends received from associates and joint ventures 638 628 417 Interest received 247 301 371 Outflow from investing activities (6,868) (9,262) (8,088) Cash flows from financing activities Proceeds from issue of long-term borrowings 2,548 4,359 9,933 Repayment of borrowings (8,248) (12,237) (16,028) Net movement in short-term borrowings 3,002 (2,791) 2,488 Net movement in derivatives (293) 279 98 Interest paid1 (1,804) (2,152) (2,284) Payments for settlement of written put options2 – (1,482) – Purchase of treasury shares (2,087) (62) (821) Issue of ordinary share capital and reissue of treasury shares 17 – 5 7 Equity dividends paid 9 (2,474) (2,427) (2,296) Dividends paid to non-controlling shareholders in subsidiaries (539) (391) (348) Other transactions with non-controlling shareholders in subsidiaries 27 189 1,663 (160) Other movements with associates and joint ventures – 40 59 Outflow from financing activities (9,706) (15,196) (9,352) Net cash inflow/(outflow) 1,507 (7,243) (61) Cash and cash equivalents at beginning of the financial year 19 5,790 13,288 13,605 Exchange gain/(loss) on cash and cash equivalents 74 (255) (256) Cash and cash equivalents at end of the financial year 19 7,371 5,790 13,288 Notes: 1 Amount for 2022 includes €58 million (2021: €9 million inflow; 2020: €273 million outflow) of cash inflow on derivative financial instruments for the share buyback related to maturing tranches of mandatory convertible bonds. 2 Amount for 2021 reflects the settlement of a tender offer made to other shareholders of Kabel Deutschland Holding A.G. Notes to the consolidated financial statements Strategic report Governance Financials Other information 133 Vodafone Group Plc  Annual Report on Form 20-F 2022

Notes to the consolidated financial statements (continued) N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 134 Vodafone Group Plc Annual Report 2022 2020 1. Basis of preparation (continued) Allocation of revenue to goods and services provided to customers Revenue is recognised when goods and services are delivered to customers (see note 2 ‘Revenue disaggregation and segmental analysis’). Goods and services may be delivered to a customer at different times under the same contract, hence it is necessary to allocate the amount payable by the customer between goods and services on a ‘relative standalone selling price basis’; this requires the identification of performance obligations (‘obligations’) and the determination of standalone selling prices for the identified obligations. The determination of obligations is, for the primary goods and services sold by the Group, not considered to be a critical accounting judgement; the Group’s policy on identifying obligations is disclosed in note 2 ‘Revenue disaggregation and segmental analysis’. The determination of standalone selling prices for identified obligations is discussed below. It is necessary to estimate the standalone price when the Group does not sell equivalent goods or services in similar circumstances on a standalone basis. When estimating the standalone price the Group maximises the use of external inputs; methods for estimating standalone prices include determining the standalone price of similar goods and services sold by the Group, observing the standalone prices for similar goods and services when sold by third parties or using a cost-plus reasonable margin approach (which is sometimes the case for devices and other equipment). Where it is not possible to reliably estimate standalone prices due to a lack of observable standalone sales or highly variable pricing, which is sometimes the case for services, the standalone price of an obligation may be determined as the transaction price less the standalone prices of other obligations in the contract. The standalone price determined for obligations materially impacts the allocation of revenue between obligations and impacts the timing of revenue when obligations are provided to customers at different times – for example, the allocation of revenue between devices, which are usually delivered up-front, and services which are typically delivered over the contract period. However, there is not considered to be a significant risk of material adjustment to the carrying value of contract-related assets or liabilities in the 12 months after the balance sheet date if these estimates were revised. Lease accounting Lease accounting under IFRS 16 is complex and necessitates the collation and processing of very large amounts of data and the increased use of management judgements and estimates to produce financial information. The most significant accounting judgements are disclosed below. Lease identification Whether the arrangement is considered a lease or a service contract depends on the analysis by management of both the legal form and substance of the arrangement between the Group and the counter-party to determine if control of an identified asset has been passed between the parties; if not, the arrangement is a service arrangement. Control exists if the Group obtains substantially all of the economic benefit from the use of the asset, and has the ability to direct its use, for a period of time. An identified asset exists where an agreement explicitly or implicitly identifies an asset or a physically distinct portion of an asset which the lessor has no substantive right to substitute. The scenarios requiring the greatest judgement include those where the arrangement is for the use of fibre or other fixed telecommunication lines. Generally, where the Group has exclusive use of a physical line it is determined that the Group can also direct the use of the line and therefore leases will be recognised. Where the Group provides access to fibre or other fixed telecommunication lines to another operator on a wholesale basis the arrangement will generally be identified as a lease, whereas when the Group provides fixed line services to an end-user, generally control over such lines is not passed to the end-user and a lease is not identified. The impact of determining whether an agreement is a lease or a service depends on whether the Group is a potential lessee or lessor in the arrangement and, where the Group is a lessor, whether the arrangement is classified as an operating or finance lease. The impacts for each scenario are described below where the Group is potentially: - A lessee. The judgement impacts the nature and timing of both costs and reported assets and liabilities. A lease results in an asset and a liability being reported and depreciation and interest being recognised; the interest charge will decrease over the life of the lease. A service contract results in operating expenses being recognised evenly over the life of the contract and no assets or liabilities being recorded (other than trade payables, prepayments and accruals). - An operating lessor. The judgement impacts the nature of income recognised. An operating lease results in lease income being recognised whilst a service contract results in service revenue. Both are recognised evenly over the life of the contract. - A finance lessor. The judgement impacts the nature and timing of both income and reported assets. A finance lease results in the lease income being recognised at commencement of the lease and an asset (the net investment in the lease) being recorded. Lease term Where leases include additional optional periods after an initial lease term, significant judgement is required in determining whether these optional periods should be included when determining the lease term. The impact of this judgement is significantly greater where the Group is a lessee. As a lessee, optional periods are included in the lease term if the Group is reasonably certain it will exercise an extension option or will not exercise a termination option; this depends on an analysis by management of all relevant facts and circumstances including the leased asset’s nature and purpose, the economic and practical potential for replacing the asset and any plans that the Group has in place for the future use of the asset. Where a leased asset is highly customised (either when initially provided or as a result of leasehold improvements) or it is impractical or uneconomic to replace then the Group is more likely to judge that lease extension options are reasonably certain to be exercised. The value of the right-of-use asset and lease liability will be greater when extension options are included in the lease term. The normal approach adopted for lease term by asset class is described below. Strategic report Governance Financials Other information 134 Vodafone Group Plc  Annual Report on Form 20-F 2022

Overview Strategic Report Governance Financials Other information 135 Vodafone Group Plc Annual Report 2022 The lease terms can vary significantly by type and use of asset and geography. In addition, the exact lease term is subject to the non-cancellable period and rights and options in each contract. Generally, lease terms are judged to be the longer of the minimum lease term and: - Between 5 and 10 years for land and buildings (excluding retail), with terms at the top end of this range if the lease relates to assets that are considered to be difficult to exit sooner for economic, practical or reputational reasons; - To the next contractual lease break date for retail premises (excluding breaks within the next 12 months); - Where leases are used to provide internal connectivity the lease term for the connectivity is aligned to the lease term or useful economic life of the assets connected; - The customer service agreement length for leases of local loop connections or other assets required to provide fixed line services to individual customers; and - Where there are contractual agreements to provide services using leased assets, the lease term for these assets is generally set in accordance with the above principles or for the lease term required to provide the services for the agreed service period, if longer. In most instances the Group has options to renew or extend leases for additional periods after the end of the lease term which are assessed using the criteria above. Lease terms are reassessed if a significant event or change in circumstances occurs relating to the leased assets that is within the control of the Group; such changes usually relate to commercial agreements entered into by the Group, or business decisions made by the Group. Where such changes change the Group’s assessment of whether it is reasonably certain to exercise options to extend, or not terminate leases, then the lease term is reassessed and the lease liability is remeasured, which in most cases will increase the lease liability. Taxation The Group’s tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group’s total tax charge involves estimation and judgement in respect of certain matters, being principally: Recognition of deferred tax assets Significant items on which the Group has exercised accounting estimation and judgement include the recognition of deferred tax assets in respect of losses in Luxembourg, Germany, Italy and Spain as well as capital allowances in the United Kingdom. The recognition of deferred tax assets, particularly in respect of tax losses, is based upon whether management judge that it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future. The Group assesses the availability of future taxable profits using the same undiscounted five year forecasts for the Group’s operations as are used in the Group’s value in use calculations (see note 4 ‘Impairment losses’). In the case of Luxembourg, this includes forecasts of future income from the Group’s internal financing, centralised procurement and roaming activities. Where tax losses are forecast to be recovered beyond the five year period, the availability of taxable profits is assessed using the cash flows and long-term growth rates used for the value in use calculations. The estimated cash flows inherent in these forecasts include the unsystematic risks of operating in the telecommunications business including the potential impacts of changes in the market structure, trends in customer pricing, the costs associated with the acquisition and retention of customers, future technological evolutions and potential regulatory changes, such as our ability to acquire and/or renew spectrum licences. Changes in the estimates which underpin the Group’s forecasts could have an impact on the amount of future taxable profits and could have a significant impact on the period over which the deferred tax asset would be recovered. The Group only considers substantively enacted tax laws when assessing the amount and availability of tax losses to offset against the future taxable profits. See note 6 ‘Taxation’ to the consolidated financial statements. See additional commentary relating to climate change on page 158. Uncertain tax positions The tax impact of a transaction or item can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The Group uses in-house tax experts when assessing uncertain tax positions and seeks the advice of external professional advisors where appropriate. The most significant judgement in this area relates to the Group’s tax disputes in India, including the cases relating to the Group’s acquisition of Hutchison Essar Limited (Vodafone India). Further details of the tax disputes in India are included in note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements. Business combinations and goodwill When the Group completes a business combination, the fair values of the identifiable assets and liabilities acquired, including intangible assets, are recognised. The determination of the fair values of acquired assets and liabilities is based, to a considerable extent, on management’s judgement. If the purchase consideration exceeds the fair value of the net assets acquired then the incremental amount paid is recognised as goodwill. If the purchase price consideration is lower than the fair value of the assets acquired then the difference is recorded as a gain in the income statement. Allocation of the purchase price between finite lived assets (discussed below) and indefinite lived assets such as goodwill affects the subsequent results of the Group as finite lived intangible assets are amortised, whereas indefinite lived intangible assets, including goodwill, are not amortised. See note 27 ‘Acquisitions and disposals’ to the consolidated financial statements for further details. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 134 Vodafone Group Plc Annual Report 2022 2020 1. Basis of preparation (continued) Allocation of revenue to goods and services provided to customers Revenue is recognised when goods and services are delivered to customers (see note 2 ‘Revenue disaggregation and segmental analysis’). Goods and services may be delivered to a customer at different times under the same contract, hence it is necessary to allocate the amount payable by the customer between goods and services on a ‘relative standalone selling price basis’; this requires the identification of performance obligations (‘obligations’) and the determination of standalone selling prices for the identified obligations. The determination of obligations is, for the primary goods and services sold by the Group, not considered to be a critical accounting judgement; the Group’s policy on identifying obligations is disclosed in note 2 ‘Revenue disaggregation and segmental analysis’. The determination of standalone selling prices for identified obligations is discussed below. It is necessary to estimate the standalone price when the Group does not sell equivalent goods or services in similar circumstances on a standalone basis. When estimating the standalone price the Group maximises the use of external inputs; methods for estimating standalone prices include determining the standalone price of similar goods and services sold by the Group, observing the standalone prices for similar goods and services when sold by third parties or using a cost-plus reasonable margin approach (which is sometimes the case for devices and other equipment). Where it is not possible to reliably estimate standalone prices due to a lack of observable standalone sales or highly variable pricing, which is sometimes the case for services, the standalone price of an obligation may be determined as the transaction price less the standalone prices of other obligations in the contract. The standalone price determined for obligations materially impacts the allocation of revenue between obligations and impacts the timing of revenue when obligations are provided to customers at different times – for example, the allocation of revenue between devices, which are usually delivered up-front, and services which are typically delivered over the contract period. However, there is not considered to be a significant risk of material adjustment to the carrying value of contract-related assets or liabilities in the 12 months after the balance sheet date if these estimates were revised. Lease accounting Lease accounting under IFRS 16 is complex and necessitates the collation and processing of very large amounts of data and the increased use of management judgements and estimates to produce financial information. The most significant accounting judgements are disclosed below. Lease identification Whether the arrangement is considered a lease or a service contract depends on the analysis by management of both the legal form and substance of the arrangement between the Group and the counter-party to determine if control of an identified asset has been passed between the parties; if not, the arrangement is a service arrangement. Control exists if the Group obtains substantially all of the economic benefit from the use of the asset, and has the ability to direct its use, for a period of time. An identified asset exists where an agreement explicitly or implicitly identifies an asset or a physically distinct portion of an asset which the lessor has no substantive right to substitute. The scenarios requiring the greatest judgement include those where the arrangement is for the use of fibre or other fixed telecommunication lines. Generally, where the Group has exclusive use of a physical line it is determined that the Group can also direct the use of the line and therefore leases will be recognised. Where the Group provides access to fibre or other fixed telecommunication lines to another operator on a wholesale basis the arrangement will generally be identified as a lease, whereas when the Group provides fixed line services to an end-user, generally control over such lines is not passed to the end-user and a lease is not identified. The impact of determining whether an agreement is a lease or a service depends on whether the Group is a potential lessee or lessor in the arrangement and, where the Group is a lessor, whether the arrangement is classified as an operating or finance lease. The impacts for each scenario are described below where the Group is potentially: - A lessee. The judgement impacts the nature and timing of both costs and reported assets and liabilities. A lease results in an asset and a liability being reported and depreciation and interest being recognised; the interest charge will decrease over the life of the lease. A service contract results in operating expenses being recognised evenly over the life of the contract and no assets or liabilities being recorded (other than trade payables, prepayments and accruals). - An operating lessor. The judgement impacts the nature of income recognised. An operating lease results in lease income being recognised whilst a service contract results in service revenue. Both are recognised evenly over the life of the contract. - A finance lessor. The judgement impacts the nature and timing of both income and reported assets. A finance lease results in the lease income being recognised at commencement of the lease and an asset (the net investment in the lease) being recorded. Lease term Where leases include additional optional periods after an initial lease term, significant judgement is required in determining whether these optional periods should be included when determining the lease term. The impact of this judgement is significantly greater where the Group is a lessee. As a lessee, optional periods are included in the lease term if the Group is reasonably certain it will exercise an extension option or will not exercise a termination option; this depends on an analysis by management of all relevant facts and circumstances including the leased asset’s nature and purpose, the economic and practical potential for replacing the asset and any plans that the Group has in place for the future use of the asset. Where a leased asset is highly customised (either when initially provided or as a result of leasehold improvements) or it is impractical or uneconomic to replace then the Group is more likely to judge that lease extension options are reasonably certain to be exercised. The value of the right-of-use asset and lease liability will be greater when extension options are included in the lease term. The normal approach adopted for lease term by asset class is described below. Strategic report Governance Financials Other information 135 Vodafone Group Plc  Annual Report on Form 20-F 2022

Notes to the consolidated financial statements (continued) N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 136 Vodafone Group Plc Annual Report 2022 2020 1. Basis of preparation (continued) Joint arrangements The Group participates in a number of joint arrangements where control of the arrangement is shared with one or more other parties. Judgement is required to classify joint arrangements in a separate legal entity as either a joint operation or as a joint venture, which depends on management’s assessment of the legal form and substance of the arrangement taking into account relevant facts and circumstances such as whether the owners have rights to substantially all the economic outputs and, in substance, settle the liabilities of the entity. The classification can have a material impact on the consolidated financial statements. The Group’s share of assets, liabilities, revenue, expenses and cash flows of joint operations are included in the consolidated financial statements on a line-by-line basis, whereas the Group’s investment and share of results of joint ventures are shown within single line items in the consolidated statement of financial position and consolidated income statement respectively. See note 12 ‘Investments in associates and joint arrangements’ to the consolidated financial statements. Finite lived intangible assets Other intangible assets include amounts spent by the Group acquiring licences and spectrum, customer bases and the costs of purchasing and developing computer software. Where intangible assets are acquired through business combinations and no active market for the assets exists, the fair value of these assets is determined by discounting estimated future net cash flows generated by the asset. Estimates relating to the future cash flows and discount rates used may have a material effect on the reported amounts of finite lived intangible assets. Estimation of useful life The useful life over which intangible assets are amortised depends on management’s estimate of the period over which economic benefit will be derived from the asset. Useful lives are periodically reviewed to ensure that they remain appropriate. Management’s estimates of useful life have a material impact on the amount of amortisation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of intangible assets in the year to 31 March 2023 if these estimates were revised. The basis for determining the useful life for the most significant categories of intangible assets are discussed below. Customer bases The estimated useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life and an increase in the amortisation charge. Capitalised software For computer software, the estimated useful life is based on management’s view, considering historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology. The useful life will not exceed the duration of a licence. Property, plant and equipment Property, plant and equipment represents 26.5% of the Group’s total assets (2021: 26.6%). Estimates and assumptions made may have a material impact on their carrying value and related depreciation charge. See note 11 ‘Property, plant and equipment’ to the consolidated financial statements for further details. Estimation of useful life The depreciation charge for an asset is derived using estimates of its expected useful life and expected residual value, which are reviewed annually. Management’s estimates of useful life have a material impact on the amount of depreciation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of property, plant and equipment in the year to 31 March 2023 if these estimates were revised. Management determines the useful lives and residual values for assets when they are acquired, based on experience with similar assets and taking into account other relevant factors such as any expected changes in technology. See additional commentary relating to climate change, below. Post employment benefits Management uses estimates when determining the Group’s liabilities and expenses arising for defined benefit pension schemes. Management is required to estimate the future rates of inflation, salary increases, discount rates and longevity of members, each of which may have a material impact on the defined benefit obligations that are recorded. Further details, including a sensitivity analysis, are included in note 25 ‘Post employment benefits’ to the consolidated financial statements. Contingent liabilities The Group exercises judgement to determine whether to recognise provisions and the exposures to contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities (see note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements). Judgement is necessary to assess the likelihood that a pending claim will succeed, or a liability will arise. Impairment reviews IFRS requires management to perform impairment tests annually for indefinite lived assets, for finite lived assets and for equity accounted investments, if events or changes in circumstances indicate that their carrying amounts may not be recoverable. Strategic report Governance Financials Other information 136 Vodafone Group Plc  Annual Report on Form 20-F 2022

Overview Strategic Report Governance Financials Other information 137 43 Vodafone Group Plc Annual Report 2022 2020202#D<varCY> A lack of observable market data on fair values for equivalent assets means that the Group’s valuation approach for impairment testing focuses primarily on value in use. For a number of reasons, transaction values agreed as part of any business acquisition or disposal may be higher than the assessed value in use. Where the Group has interests in listed entities, market data, such as share price, is used to assess the fair value of those interests. For operations that are classified as held for sale, management is required to determine whether the carrying value of the discontinued operation can be supported by the fair value less costs to sell. Where not observable in a quoted market, management has determined fair value less costs to sell by reference to the outcomes from the application of a number of potential valuation techniques, determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Impairment testing requires management to judge whether the carrying value of assets can be supported by the net present value of future cash flows that they generate. Calculating the net present value of the future cash flows requires estimates to be made in respect of highly uncertain matters including management’s expectations of: − Growth in adjusted EBITDAaL, calculated as adjusted operating profit before depreciation and amortisation; − Timing and amount of future capital expenditure, licence and spectrum payments; − Long-term growth rates; and − Appropriate discount rates to reflect the risks involved. A long-term growth rate into perpetuity has been determined as the lower of: − The nominal GDP growth rates for the country of operation; and − The long-term compound annual growth rate in adjusted EBITDAaL in years six to ten, as estimated by management. Changing the assumptions selected by management, in particular the adjusted EBITDAaL and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s impairment evaluation and hence reported assets and profits or losses. Further details, including a sensitivity analysis, are included in note 4 ‘Impairment losses’ to the consolidated financial statements. See additional commentary relating to climate change, below. Climate change The potential climate change-related risks and opportunities to which the Group is exposed, as identified by management, are disclosed in the Group’s TCFD disclosures on pages 66 and 67. Management has assessed the potential financial impacts relating to the identified risks, primarily considering the useful lives of, and retirement obligations for, property, plant and equipment, the possibility of impairment of goodwill and other long-lived assets and the recoverability of the Group’s deferred tax assets. Management has exercised judgement in concluding that there are no further material financial impacts of the Group’s climate-related risks and opportunities on the consolidated financial statements. These judgements will be kept under review by management as the future impacts of climate change depend on environmental, regulatory and other factors outside of the Group’s control which are not all currently known. Significant accounting policies applied in the current reporting period that relate to the financial statements as a whole Accounting convention The consolidated financial statements are prepared on a historical cost basis except for certain financial and equity instruments that have been measured at fair value. Basis of consolidation The consolidated financial statements incorporate the financial statements of the Company, subsidiaries controlled by the Company (see note 31 ‘Related undertakings’ to the consolidated financial statements), joint operations that are subject to joint control and the results of joint ventures and associates (see note 12 ‘Investments in associates and joint arrangements’ to the consolidated financial statements). Foreign currencies The consolidated financial statements are presented in euro, which is also the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the reporting period date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transaction dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated. Changes in the fair value of monetary securities denominated in foreign currency are analysed between translation differences and other changes in the carrying amount of the security. Translation differences are recognised in the consolidated income statement and other changes in carrying amount are recognised in the consolidated statement of comprehensive income. Translation differences on non-monetary financial assets, such as investments in equity securities classified at fair value through other comprehensive income, are reported as part of the fair value gain or loss and are included in the consolidated statement of comprehensive income. Share capital, share premium and other capital reserves are initially recorded at the functional currency rate prevailing at the date of the transaction and are not retranslated. For the purpose of presenting consolidated financial statements, the assets and liabilities of entities with a functional currency other than euro are expressed in euro using exchange rates prevailing at the reporting period date. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 136 Vodafone Group Plc Annual Report 2022 2020 1. Basis of preparation (continued) Joint arrangements The Group participates in a number of joint arrangements where control of the arrangement is shared with one or more other parties. Judgement is required to classify joint arrangements in a separate legal entity as either a joint operation or as a joint venture, which depends on management’s assessment of the legal form and substance of the arrangement taking into account relevant facts and circumstances such as whether the owners have rights to substantially all the economic outputs and, in substance, settle the liabilities of the entity. The classification can have a material impact on the consolidated financial statements. The Group’s share of assets, liabilities, revenue, expenses and cash flows of joint operations are included in the consolidated financial statements on a line-by-line basis, whereas the Group’s investment and share of results of joint ventures are shown within single line items in the consolidated statement of financial position and consolidated income statement respectively. See note 12 ‘Investments in associates and joint arrangements’ to the consolidated financial statements. Finite lived intangible assets Other intangible assets include amounts spent by the Group acquiring licences and spectrum, customer bases and the costs of purchasing and developing computer software. Where intangible assets are acquired through business combinations and no active market for the assets exists, the fair value of these assets is determined by discounting estimated future net cash flows generated by the asset. Estimates relating to the future cash flows and discount rates used may have a material effect on the reported amounts of finite lived intangible assets. Estimation of useful life The useful life over which intangible assets are amortised depends on management’s estimate of the period over which economic benefit will be derived from the asset. Useful lives are periodically reviewed to ensure that they remain appropriate. Management’s estimates of useful life have a material impact on the amount of amortisation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of intangible assets in the year to 31 March 2023 if these estimates were revised. The basis for determining the useful life for the most significant categories of intangible assets are discussed below. Customer bases The estimated useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life and an increase in the amortisation charge. Capitalised software For computer software, the estimated useful life is based on management’s view, considering historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology. The useful life will not exceed the duration of a licence. Property, plant and equipment Property, plant and equipment represents 26.5% of the Group’s total assets (2021: 26.6%). Estimates and assumptions made may have a material impact on their carrying value and related depreciation charge. See note 11 ‘Property, plant and equipment’ to the consolidated financial statements for further details. Estimation of useful life The depreciation charge for an asset is derived using estimates of its expected useful life and expected residual value, which are reviewed annually. Management’s estimates of useful life have a material impact on the amount of depreciation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of property, plant and equipment in the year to 31 March 2023 if these estimates were revised. Management determines the useful lives and residual values for assets when they are acquired, based on experience with similar assets and taking into account other relevant factors such as any expected changes in technology. See additional commentary relating to climate change, below. Post employment benefits Management uses estimates when determining the Group’s liabilities and expenses arising for defined benefit pension schemes. Management is required to estimate the future rates of inflation, salary increases, discount rates and longevity of members, each of which may have a material impact on the defined benefit obligations that are recorded. Further details, including a sensitivity analysis, are included in note 25 ‘Post employment benefits’ to the consolidated financial statements. Contingent liabilities The Group exercises judgement to determine whether to recognise provisions and the exposures to contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities (see note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements). Judgement is necessary to assess the likelihood that a pending claim will succeed, or a liability will arise. Impairment reviews IFRS requires management to perform impairment tests annually for indefinite lived assets, for finite lived assets and for equity accounted investments, if events or changes in circumstances indicate that their carrying amounts may not be recoverable. Strategic report Governance Financials Other information 137 Vodafone Group Plc  Annual Report on Form 20-F 2022

Notes to the consolidated financial statements (continued) N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 138 Vodafone Group Plc Annual Report 2021 2020 1. Basis of preparation (continued) Income and expense items and cash flows are translated at the average exchange rates for each month and exchange differences arising are recognised directly in other comprehensive income. On disposal of a foreign entity, the cumulative amount previously recognised in the consolidated statement of comprehensive income relating to that particular foreign operation is recognised in profit or loss in the consolidated income statement. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly. The net foreign exchange loss recognised in the consolidated income statement for the year ended 31 March 2022 is €309 million (31 March 2021: €13 million loss; 2020: €146 million loss). The net gains and net losses are recorded within operating profit (2022: €24 million charge; 2021: €3 million credit; 2020: €61 million credit), financing costs (2022: €284 million charge; 2021: €23 million charge; 2020: €205 million charge) and income tax expense (2022: €1 million charge; 2021: €7 million credit; 2020: €2 million charge). The foreign exchange gains and losses included within other income and non-operating expense arise on the disposal of subsidiaries, interests in joint ventures, associates and investments from the recycling of foreign exchange gains and losses previously recognised in the consolidated statement of comprehensive income. Current or non-current classification Assets are classified as current in the consolidated statement of financial position where recovery is expected within 12 months of the reporting date. All assets where recovery is expected more than 12 months from the reporting date and all deferred tax assets, goodwill and intangible assets, property, plant and equipment and investments in associates and joint ventures are reported as non-current. Liabilities are classified as current unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. For provisions, where the timing of settlement is uncertain, amounts are classified as non-current where settlement is expected more than 12 months from the reporting date. In addition, deferred tax liabilities and post-employment benefits are reported as non-current. Inventory Inventory is stated at the lower of cost and net realisable value. Cost is determined on the basis of weighted average costs and comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. New accounting pronouncements adopted on 1 April 2021 The Group adopted the following new accounting policies on 1 April 2021 to comply with amendments to IFRS. The accounting pronouncements, none of which had a material impact on the Group’s financial reporting on adoption, are: − Amendments to IFRS 16 ‘Covid-19-Related Rent Concessions’ and ‘Covid-19-Related Rent Concessions beyond 30 June 2021’; and − Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 ‘Interest Rate Benchmark Reform - Phase 2’. New accounting pronouncements and basis of preparation changes to be adopted on or after 1 April 2022 The IASB has issued the following pronouncements for annual periods beginning on or after 1 January 2022: − Annual Improvements to IFRS Standards 2018-2020; − Amendments to IAS 16 ‘Property, Plant and Equipment: Proceeds before Intended Use’; − Amendments to IAS 37 ‘Onerous Contracts - Cost of Fulfilling a Contract’; and − Amendments to IFRS 3 ‘Reference to the Conceptual Framework’. These amendments have been endorsed by the UK Endorsement Board. The Group’s financial reporting will be presented in accordance with the above new standards from 1 April 2022. The changes are not expected to have a material impact on the consolidated income statement, consolidated statement of financial position or consolidated statement of cash flows. In addition, it is expected that Turkey will meet the requirements to be designated as a hyper-inflationary economy under IAS 29 ‘Financial Reporting in Hyper-Inflationary Economies’ in the quarter to 30 June 2022 and that the Group’s financial reporting relating to Turkey during the year ending 31 March 2023 will be in accordance with IAS 29. Under IAS 29, Turkish Lira results and non-monetary asset and liability balances are revalued to present value equivalent local currency amounts (adjusted based on an inflation index) before translation to euros at reporting-date exchange rates. New accounting pronouncements to be adopted on or after 1 April 2023 The following new standards and narrow-scope amendments have been issued by the IASB and are effective for annual periods beginning on or after 1 January 2023; they were not endorsed by the EU at 31 December 2020 and have not yet been endorsed by the UK Endorsement Board. − IFRS 17 ‘Insurance Contracts’ and Amendments to IFRS 17 ‘Insurance Contracts’; − Amendments to IAS 1 ‘Classification of Liabilities as Current or Non-Current’; − Amendments to IAS 1 ‘Disclosure of Accounting Policies’; − Amendment to IAS 8 ‘Definition of Accounting Estimates’; and − Amendment to IAS 12 ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction’. The Group is assessing the impact of these new standards and the Group’s financial reporting will be presented in accordance with these standards from 1 April 2023 as applicable. Strategic report Governance Financials Other information 138 Vodafone Group Plc  Annual Report on Form 20-F 2022

Overview Strategic Report Governance Financials Other information 139 Vodafone Group Plc Annual Report 2022 2. Revenue disaggregation and segmental analysis The Group’s businesses are managed on a geographical basis. Selected financial data is presented on this basis below. Accounting policies Revenue When the Group enters into an agreement with a customer, goods and services deliverable under the contract are identified as separate performance obligations (‘obligations’) to the extent that the customer can benefit from the goods or services on their own and that the separate goods and services are considered distinct from other goods and services in the agreement. Where individual goods and services do not meet the criteria to be identified as separate obligations they are aggregated with other goods and/or services in the agreement until a separate obligation is identified. The obligations identified will depend on the nature of individual customer contracts, but might typically be separately identified for mobile handsets, other equipment such as set-top boxes and routers provided to customers and services provided to customers such as mobile and fixed line communication services. Where goods and services have a functional dependency (for example, a fixed line router can only be used with the Group’s services) this does not, in isolation, prevent those goods or services from being assessed as separate obligations. Activities relating to connecting customers to the Group’s network for the future provision of services are not considered to meet the criteria to be recognised as obligations except to the extent that the control of related equipment passes to customers. The Group determines the transaction price to which it expects to be entitled in return for providing the promised obligations to the customer based on the committed contractual amounts, net of sales taxes and discounts. Where indirect channel dealers, such as retailers, acquire customer contracts on behalf of the Group and receive commission, any commissions that the dealer is compelled to use to fund discounts or other incentives to the customer are treated as payments to the customer when determining the transaction price and consequently are not included in contract acquisition costs. The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The standalone selling price of each obligation deliverable in the contract is determined according to the prices that the Group would achieve by selling the same goods and/or services included in the obligation to a similar customer on a standalone basis; where standalone selling prices are not directly observable, estimation techniques are used maximising the use of external inputs. See ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 for details. Revenue is recognised when the respective obligations in the contract are delivered to the customer and cash collection is considered probable. Revenue for the provision of services, such as mobile airtime and fixed line broadband, is recognised when the Group provides the related service during the agreed service period. Revenue for device sales to end customers is generally recognised when the device is delivered to the end customer. For device sales made to intermediaries such as indirect channel dealers, revenue is recognised if control of the device has transferred to the intermediary and the intermediary has no right to return the device to receive a refund; otherwise revenue recognition is deferred until sale of the device to an end customer by the intermediary or the expiry of any right of return. Where refunds are issued to customers they are deducted from revenue in the relevant service period. When the Group has control of goods or services prior to delivery to a customer, then the Group is the principal in the sale to the customer. As a principal, receipts from, and payments to, suppliers are reported on a gross basis in revenue and operating costs. If another party has control of goods or services prior to transfer to a customer, then the Group is acting as an agent for the other party and revenue in respect of the relevant obligations is recognised net of any related payments to the supplier and recognised revenue represents the margin earned by the Group. See ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 for details. Customers typically pay in advance for prepay mobile services and monthly for other communication services. Customers typically pay for handsets and other equipment either up-front at the time of sale or over the term of the related service agreement. When revenue recognised in respect of a customer contract exceeds amounts received or receivable from a customer at that time a contract asset is recognised; contract assets will typically be recognised for handsets or other equipment provided to customers where payment is recovered by the Group via future service fees. If amounts received or receivable from a customer exceed revenue recognised for a contract, for example if the Group receives an advance payment from a customer, a contract liability is recognised. When contract assets or liabilities are recognised, a financing component may exist in the contract; this is typically the case when a handset or other equipment is provided to a customer up-front but payment is received over the term of the related service agreement, in which case the customer is deemed to have received financing. If a significant financing component is provided to the customer, the transaction price is reduced and interest revenue is recognised over the customer’s payment period using an interest rate reflecting the relevant central bank rates and customer credit risk. Contract-related costs When costs directly relating to a specific contract are incurred prior to recognising revenue for a related obligation, and those costs enhance the ability of the Group to deliver an obligation and are expected to be recovered, then those costs are recognised on the statement of financial position as fulfilment costs and are recognised as expenses in line with the recognition of revenue when the related obligation is delivered. The direct and incremental costs of acquiring a contract including, for example, certain commissions payable to staff or agents for acquiring customers on behalf of the Group, are recognised as contract acquisition cost assets in the statement of financial position when the related payment obligation is recorded. Costs are recognised as an expense in line with the recognition of the related revenue that is expected to be earned by the Group; typically this is over the customer contract period as new commissions are payable on contract renewal. Certain amounts payable to agents are deducted from revenue recognised (see above). N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 138 Vodafone Group Plc Annual Report 2021 2020 1. Basis of preparation (continued) Income and expense items and cash flows are translated at the average exchange rates for each month and exchange differences arising are recognised directly in other comprehensive income. On disposal of a foreign entity, the cumulative amount previously recognised in the consolidated statement of comprehensive income relating to that particular foreign operation is recognised in profit or loss in the consolidated income statement. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly. The net foreign exchange loss recognised in the consolidated income statement for the year ended 31 March 2022 is €309 million (31 March 2021: €13 million loss; 2020: €146 million loss). The net gains and net losses are recorded within operating profit (2022: €24 million charge; 2021: €3 million credit; 2020: €61 million credit), financing costs (2022: €284 million charge; 2021: €23 million charge; 2020: €205 million charge) and income tax expense (2022: €1 million charge; 2021: €7 million credit; 2020: €2 million charge). The foreign exchange gains and losses included within other income and non-operating expense arise on the disposal of subsidiaries, interests in joint ventures, associates and investments from the recycling of foreign exchange gains and losses previously recognised in the consolidated statement of comprehensive income. Current or non-current classification Assets are classified as current in the consolidated statement of financial position where recovery is expected within 12 months of the reporting date. All assets where recovery is expected more than 12 months from the reporting date and all deferred tax assets, goodwill and intangible assets, property, plant and equipment and investments in associates and joint ventures are reported as non-current. Liabilities are classified as current unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. For provisions, where the timing of settlement is uncertain, amounts are classified as non-current where settlement is expected more than 12 months from the reporting date. In addition, deferred tax liabilities and post-employment benefits are reported as non-current. Inventory Inventory is stated at the lower of cost and net realisable value. Cost is determined on the basis of weighted average costs and comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. New accounting pronouncements adopted on 1 April 2021 The Group adopted the following new accounting policies on 1 April 2021 to comply with amendments to IFRS. The accounting pronouncements, none of which had a material impact on the Group’s financial reporting on adoption, are: − Amendments to IFRS 16 ‘Covid-19-Related Rent Concessions’ and ‘Covid-19-Related Rent Concessions beyond 30 June 2021’; and − Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 ‘Interest Rate Benchmark Reform - Phase 2’. New accounting pronouncements and basis of preparation changes to be adopted on or after 1 April 2022 The IASB has issued the following pronouncements for annual periods beginning on or after 1 January 2022: − Annual Improvements to IFRS Standards 2018-2020; − Amendments to IAS 16 ‘Property, Plant and Equipment: Proceeds before Intended Use’; − Amendments to IAS 37 ‘Onerous Contracts - Cost of Fulfilling a Contract’; and − Amendments to IFRS 3 ‘Reference to the Conceptual Framework’. These amendments have been endorsed by the UK Endorsement Board. The Group’s financial reporting will be presented in accordance with the above new standards from 1 April 2022. The changes are not expected to have a material impact on the consolidated income statement, consolidated statement of financial position or consolidated statement of cash flows. In addition, it is expected that Turkey will meet the requirements to be designated as a hyper-inflationary economy under IAS 29 ‘Financial Reporting in Hyper-Inflationary Economies’ in the quarter to 30 June 2022 and that the Group’s financial reporting relating to Turkey during the year ending 31 March 2023 will be in accordance with IAS 29. Under IAS 29, Turkish Lira results and non-monetary asset and liability balances are revalued to present value equivalent local currency amounts (adjusted based on an inflation index) before translation to euros at reporting-date exchange rates. New accounting pronouncements to be adopted on or after 1 April 2023 The following new standards and narrow-scope amendments have been issued by the IASB and are effective for annual periods beginning on or after 1 January 2023; they were not endorsed by the EU at 31 December 2020 and have not yet been endorsed by the UK Endorsement Board. − IFRS 17 ‘Insurance Contracts’ and Amendments to IFRS 17 ‘Insurance Contracts’; − Amendments to IAS 1 ‘Classification of Liabilities as Current or Non-Current’; − Amendments to IAS 1 ‘Disclosure of Accounting Policies’; − Amendment to IAS 8 ‘Definition of Accounting Estimates’; and − Amendment to IAS 12 ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction’. The Group is assessing the impact of these new standards and the Group’s financial reporting will be presented in accordance with these standards from 1 April 2023 as applicable. Strategic report Governance Financials Other information 139 Vodafone Group Plc  Annual Report on Form 20-F 2022

140 Vodafone Group Plc Annual Report on Form 20-F 2022 | Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

2. Revenue disaggregation and segmental analysis (continued)

Revenue disaggregation and segmental income statement analysis

Revenue reported for the year includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising from transactions with a significant financing component.

The table below presents Revenue and Adjusted EBITDAaL for the year ended 31 March 2022 under the updated segmental reporting structure.

31 March 2022	Service revenue €m	Equipment revenue €m	Revenue from contracts with customers €m	Other revenue[1] €m	Interest revenue €m	Total segment revenue €m	Adjusted EBITDAaL €m
Germany	11,616	1,126	12,742	365	21	13,128	5,669
Italy	4,379	525	4,904	108	10	5,022	1,699
UK	5,154	1,333	6,487	69	33	6,589	1,395
Spain	3,714	369	4,083	73	24	4,180	957
Other Europe	5,001	528	5,529	105	19	5,653	1,606
Vodacom	4,635	950	5,585	384	24	5,993	2,125
Other Markets	3,420	404	3,824	6	–	3,830	1,335
Vantage Towers	–	–	–	1,252	–	1,252	619
Common Functions[2]	522	53	575	838	1	1,414	(197)
Eliminations	(238)	(1)	(239)	(1,242)	–	(1,481)	–
Group	**38,203**	**5,287**	**43,490**	**1,958**	**132**	**45,580**	**15,208**

The table below presents Revenue and Adjusted EBITDAaL for the year ended 31 March 2022 under the previous segmental reporting structure.

31 March 2022	Service revenue €m	Equipment revenue €m	Revenue from contracts with customers €m	Other revenue[1] €m	Interest revenue €m	Total segment revenue €m	Adjusted EBITDAaL €m
Germany	11,616	1,126	12,742	424	21	13,187	5,978
Italy	4,379	525	4,904	108	10	5,022	1,699
UK	5,154	1,333	6,487	69	33	6,589	1,457
Spain	3,714	369	4,083	92	24	4,199	1,041
Other Europe	5,001	528	5,529	189	19	5,737	1,770
Vodacom	4,635	950	5,585	384	24	5,993	2,125
Other Markets	3,420	404	3,824	6	–	3,830	1,335
Common Functions[2]	522	53	575	838	1	1,414	(197)
Eliminations	(238)	(1)	(239)	(152)	–	(391)	–
Group	**38,203**	**5,287**	**43,490**	**1,958**	**132**	**45,580**	**15,208**

Notes:
1 Other revenue includes lease revenue recognised under IFRS 16 'Leases' (see note 20 'Leases').
2 Comprises central teams and business functions.

Overview Strategic Report Governance Financials Other information 141 Vodafone Group Plc Annual Report 2022 The tables below present Revenue and Adjusted EBITDAaL comparative information for the years ended 31 March 2021 and 31 March 2020 under the previous segmental reporting structure. Revenue from Total Service Equipment contracts with Other Interest segment Adjusted 31 March 2021 revenue revenue customers revenue1 revenue revenue EBITDAaL €m €m €m €m €m €m €m Germany 11,520 1,055 12,575 380 29 12,984 5,634 Italy 4,458 446 4,904 97 13 5,014 1,597 UK 4,848 1,206 6,054 44 53 6,151 1,367 Spain 3,788 292 4,080 64 22 4,166 1,044 Other Europe 4,859 549 5,408 124 17 5,549 1,760 Vodacom 4,083 800 4,883 282 16 5,181 1,873 Other Markets 3,312 441 3,753 12 – 3,765 1,228 Common Functions2 470 36 506 862 – 1,368 (117) Eliminations (197) (1) (198) (171) – (369) – Group 37,141 4,824 41,965 1,694 150 43,809 14,386 Revenue from Total Service Equipment contracts with Other Interest segment Adjusted 31 March 2020 revenue revenue customers revenue1 revenue revenue EBITDAaL €m €m €m €m €m €m €m Germany 10,696 1,055 11,751 300 25 12,076 5,077 Italy 4,833 583 5,416 101 12 5,529 2,068 UK 5,020 1,333 6,353 63 68 6,484 1,500 Spain 3,904 318 4,222 51 23 4,296 1,009 Other Europe 4,890 539 5,429 94 18 5,541 1,738 Vodacom 4,470 864 5,334 190 7 5,531 2,088 Other Markets 3,796 552 4,348 36 2 4,386 1,400 Common Functions2 494 53 547 1,020 – 1,567 1 Eliminations (232) (2) (234) (202) – (436) – Group 37,871 5,295 43,166 1,653 155 44,974 14,881 Notes: 1 Other revenue includes lease revenue recognised under IFRS 16 ‘Leases’ (see note 20 ‘Leases’). 2 Comprises central teams and business functions. The total future revenue from the remaining term of Group’s contracts with customers for performance obligations not yet delivered to those customers at 31 March 2022 is €20,013 million (2021: €21,038 million; 2020: €20,336 million); of which €12,913 million (2021: €14,110 million; 2020: €13,456 million) is expected to be recognised within the next year and the majority of the remaining amount in the following 12 months. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 140 Vodafone Group Plc Annual Report 2022 2020 2. Revenue disaggregation and segmental analysis (continued) Revenue disaggregation and segmental income statement analysis Revenue reported for the year includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising from transactions with a significant financing component. The table below presents Revenue and Adjusted EBITDAaL for the year ended 31 March 2022 under the updated segmental reporting structure. Revenue from Total Service Equipment contracts with Other Interest segment Adjusted 31 March 2022 revenue revenue customers revenue1 revenue revenue EBITDAaL €m €m €m €m €m €m €m Germany 11,616 1,126 12,742 365 21 13,128 5,669 Italy 4,379 525 4,904 108 10 5,022 1,699 UK 5,154 1,333 6,487 69 33 6,589 1,395 Spain 3,714 369 4,083 73 24 4,180 957 Other Europe 5,001 528 5,529 105 19 5,653 1,606 Vodacom 4,635 950 5,585 384 24 5,993 2,125 Other Markets 3,420 404 3,824 6 – 3,830 1,335 Vantage Towers – – – 1,252 – 1,252 619 Common Functions2 522 53 575 838 1 1,414 (197) Eliminations (238) (1) (239) (1,242) – (1,481) – Group 38,203 5,287 43,490 1,958 132 45,580 15,208 The table below presents Revenue and Adjusted EBITDAaL for the year ended 31 March 2022 under the previous segmental reporting structure. Revenue from Total Service Equipment contracts with Other Interest segment Adjusted 31 March 2022 revenue revenue customers revenue1 revenue revenue EBITDAaL €m €m €m €m €m €m €m Germany 11,616 1,126 12,742 424 21 13,187 5,978 Italy 4,379 525 4,904 108 10 5,022 1,699 UK 5,154 1,333 6,487 69 33 6,589 1,457 Spain 3,714 369 4,083 92 24 4,199 1,041 Other Europe 5,001 528 5,529 189 19 5,737 1,770 Vodacom 4,635 950 5,585 384 24 5,993 2,125 Other Markets 3,420 404 3,824 6 – 3,830 1,335 Common Functions2 522 53 575 838 1 1,414 (197) Eliminations (238) (1) (239) (152) – (391) – Group 38,203 5,287 43,490 1,958 132 45,580 15,208 Notes: 1 Other revenue includes lease revenue recognised under IFRS 16 ‘Leases’ (see note 20 ‘Leases’). 2 Comprises central teams and business functions. Strategic report Governance Financials Other information 141 Vodafone Group Plc  Annual Report on Form 20-F 2022

142 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report
Governance
Financials
Other information

Notes to the consolidated financial statements (continued)

2. Revenue disaggregation and segmental analysis (continued)

Segmental analysis

The Group's operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive. The Group has a single group of similar services and products, being the supply of communications services and related products.

Following the IPO of Vantage Towers A.G. ('Vantage Towers') in March 2021, the Group has updated its segmental reporting structure to reflect the way in which the Group now manages its operations with Vantage Towers now reported as a new segment within the Vodafone Group's financial results. This change in reporting structure has taken effect for the year ended 31 March 2022 onwards. Total revenue is unaffected as charges from Vantage Towers to operating companies are eliminated on consolidation. There has been no change to the segmental presentation of amounts derived from the income statement for comparative periods, which remain as previously disclosed. Segmental information for the years ended 31 March 2021 and 31 March 2020 is presented on the previous basis of segmental reporting.

Revenue is attributed to a country based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm's-length prices.

With the exception of Vodacom, which is a legal entity encompassing South Africa and certain other smaller African markets, and Vantage Towers, which comprises companies providing mobile tower infrastructure in a number of European markets, segment information is primarily provided on the basis of geographic areas, being the basis on which the Group manages its worldwide interests.

The operating segments for Germany, Italy, UK, Spain, Vodacom and Vantage Towers are individually material for the Group and are each reporting segments for which certain financial information is provided. The aggregation of smaller operating segments into the Other Europe and Other Markets reporting segments reflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments as well as the similar products and services sold and comparable classes of customers. In the case of the Other Europe region (comprising Albania, Czech Republic, Greece, Hungary, Ireland, Portugal and Romania), this largely reflects membership or a close association with the European Union, while the Other Markets segment (comprising Egypt, Ghana and Turkey) largely includes developing economies with less stable economic or regulatory environments. Common Functions is a separate reporting segment and comprises activities which are undertaken primarily in central Group entities that do not meet the criteria for aggregation with other reporting segments.

A reconciliation of adjusted EBITDAaL, the Group's measure of segment profit, to the Group's profit or loss before taxation for the financial year is shown below.

	2022 €m	2021 €m	2020 €m
Adjusted EBITDAaL	**15,208**	**14,386**	**14,881**
Restructuring costs	(346)	(356)	(695)
Interest on lease liabilities	398	374	330
Loss on disposal of owned assets	(28)	(30)	(54)
Depreciation and amortisation on owned assets	(9,858)	(10,187)	(10,454)
Share of results of equity accounted associates and joint ventures	211	342	(2,505)
Impairment losses	–	–	(1,685)
Other income	79	568	4,281
Operating profit	**5,664**	**5,097**	**4,099**
Non-operating expense	–	–	(3)
Investment income	254	330	248
Finance costs	(1,964)	(1,027)	(3,549)
Profit before taxation	**3,954**	**4,400**	**795**

Overview Strategic Report Governance Financials Other information 143 Vodafone Group Plc Annual Report 2022 Segmental assets The tables below present the segmental assets for the year ended 31 March 2022 in line with our updated segmental reporting structure and under the previous basis of segmental reporting. Non-current Capital Right-of-use Other additions to Depreciation and 31 March 2022 assets1 additions2 asset additions intangible assets3 amortisation Impairment loss €m €m €m €m €m €m Germany 43,190 2,670 795 – 3,981 – Italy 10,519 840 670 255 1,929 – UK 6,226 832 580 229 1,905 – Spain 6,433 676 422 291 1,499 – Other Europe 8,548 1,009 502 126 1,511 – Vodacom 6,383 853 187 – 920 – Other Markets 2,467 530 229 – 598 – Vantage Towers 8,179 366 320 – 523 – Common Functions 2,103 844 123 – 979 – Group 94,048 8,620 3,828 901 13,845 – Non-current Capital Right-of-use Other additions to intangible assets3 Depreciation and 31 March 2022 assets1 additions2 asset additions amortisation Impairment loss €m €m €m €m €m €m Germany 47,310 2,885 909 – 4,112 – Italy 10,519 840 670 255 1,929 – UK 7,612 888 639 229 2,073 – Spain 7,066 704 478 291 1,567 – Other Europe 10,588 1,076 593 126 1,667 – Vodacom 6,383 853 187 – 920 – Other Markets 2,467 530 229 – 598 – Common Functions 2,103 844 123 – 979 – Group 94,048 8,620 3,828 901 13,845 – Notes: 1 Comprises goodwill, other intangible assets and property, plant and equipment. 2 Includes additions to property, plant and equipment (excluding right-of-use assets,), computer software and development costs, reported within Intangible assets. 3 Includes additions to licences and spectrum and customer base acquisitions. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 142 Vodafone Group Plc Annual Report 2022 2020 2. Revenue disaggregation and segmental analysis (continued) Segmental analysis The Group’s operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive. The Group has a single group of similar services and products, being the supply of communications services and related products. Following the IPO of Vantage Towers A.G. (‘Vantage Towers’) in March 2021, the Group has updated its segmental reporting structure to reflect the way in which the Group now manages its operations with Vantage Towers now reported as a new segment within the Vodafone Group’s financial results. This change in reporting structure has taken effect for the year ended 31 March 2022 onwards. Total revenue is unaffected as charges from Vantage Towers to operating companies are eliminated on consolidation. There has been no change to the segmental presentation of amounts derived from the income statement for comparative periods, which remain as previously disclosed. Segmental information for the years ended 31 March 2021 and 31 March 2020 is presented on the previous basis of segmental reporting. Revenue is attributed to a country based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm’s-length prices. With the exception of Vodacom, which is a legal entity encompassing South Africa and certain other smaller African markets, and Vantage Towers, which comprises companies providing mobile tower infrastructure in a number of European markets, segment information is primarily provided on the basis of geographic areas, being the basis on which the Group manages its worldwide interests. The operating segments for Germany, Italy, UK, Spain, Vodacom and Vantage Towers are individually material for the Group and are each reporting segments for which certain financial information is provided. The aggregation of smaller operating segments into the Other Europe and Other Markets reporting segments reflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments as well as the similar products and services sold and comparable classes of customers. In the case of the Other Europe region (comprising Albania, Czech Republic, Greece, Hungary, Ireland, Portugal and Romania), this largely reflects membership or a close association with the European Union, while the Other Markets segment (comprising Egypt, Ghana and Turkey) largely includes developing economies with less stable economic or regulatory environments. Common Functions is a separate reporting segment and comprises activities which are undertaken primarily in central Group entities that do not meet the criteria for aggregation with other reporting segments. A reconciliation of adjusted EBITDAaL, the Group’s measure of segment profit, to the Group’s profit or loss before taxation for the financial year is shown below. 2022 2021 2020 €m €m €m Adjusted EBITDAaL 15,208 14,386 14,881 Restructuring costs (346) (356) (695) Interest on lease liabilities 398 374 330 Loss on disposal of owned assets (28) (30) (54) Depreciation and amortisation on owned assets (9,858) (10,187) (10,454) Share of results of equity accounted associates and joint ventures 211 342 (2,505) Impairment losses – – (1,685) Other income 79 568 4,281 Operating profit 5,664 5,097 4,099 Non-operating expense – – (3) Investment income 254 330 248 Finance costs (1,964) (1,027) (3,549) Profit before taxation 3,954 4,400 795 Strategic report Governance Financials Other information 143 Vodafone Group Plc  Annual Report on Form 20-F 2022

144 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

2. Revenue disaggregation and segmental analysis (continued)

Segmental assets

The tables below present the comparative segmental assets for the years ended 31 March 2021 and 31 March 2020 under the previous segmental reporting structure.

31 March 2021	Non-current assets[1] €m	Capital additions[2] €m	Right-of-use asset additions €m	Other additions to intangible assets[3] €m	Depreciation and amortisation €m	Impairment loss €m
Germany	47,563	2,772	1,133	1	4,836	–
Italy	10,707	805	758	17	2,025	–
UK	7,968	822	1,138	–	2,202	–
Spain	7,213	772	700	9	1,579	–
Other Europe	10,369	968	1,016	431	1,727	–
Vodacom	5,839	703	174	–	872	–
Other Markets	2,988	512	247	439	666	–
Common Functions	2,145	829	140	–	194	–
Group	**94,792**	**8,183**	**5,306**	**897**	**14,101**	**–**

31 March 2020	Non-current assets[1] €m	Capital additions[2] €m	Right-of-use asset additions €m	Other additions to intangible assets[3] €m	Depreciation and amortisation €m	Impairment loss €m
Germany	48,266	2,278	912	1,613	4,805	–
Italy	11,119	697	1,645	24	1,958	–
UK	7,790	753	733	–	2,160	–
Spain	7,229	761	386	–	1,763	(840)
Other Europe	9,138	823	298	29	1,706	(740)
Vodacom	5,400	802	174	55	939	–
Other Markets	2,963	587	290	55	672	–
Common Functions	2,217	821	155	–	171	(105)
Group	**94,122**	**7,522**	**4,593**	**1,776**	**14,174**	**(1,685)**

Notes:
1 Comprises goodwill, other intangible assets and property, plant and equipment.
2 Includes additions to property, plant and equipment (excluding right-of-use assets), computer software and development costs, reported within Intangible assets.
3 Includes additions to licences and spectrum and customer base acquisitions.

Overview Strategic Report Governance Financials Other information 145 Vodafone Group Plc Annual Report 2022 3. Operating profit Detailed below are the key amounts recognised in arriving at our operating profit 2022 2021 2020 €m €m €m Amortisation of intangible assets (note 10) 4,044 4,421 4,459 Depreciation of property, plant and equipment (note 11): Owned assets 5,857 5,766 5,995 Leased assets 3,944 3,914 3,720 Impairment losses (note 4) – – 1,685 Staff costs (note 24) 5,334 5,157 5,462 Amounts related to inventory included in cost of sales 5,671 5,160 5,699 Own costs capitalised attributable to the construction or acquisition of property, plant and equipment (1,092) (995) (902) Gain on disposal of Indus Towers Limited1 110 – – Pledge arrangements in respect of Indus Towers Limited1 (note 29) (15) (429) – Net gain on formation of TPG Telecom1 (note 12) – 1,043 – Net gain on formation of Indus Towers Limited1 (note 12) – 292 – Settlement of tender offer to KDG shareholders1 – (204) – Net gain on disposal of Vodafone New Zealand1 – – (1,078) Net gain on disposal of tower infrastructure in Italy1 – – (3,356) Net gain on disposal of Vodafone Malta1 – – (170) Note: 1 Included in Other income and expense in the Consolidated income statement. The total remuneration of the Group’s auditor, Ernst & Young LLP and other member firms of Ernst & Young Global Limited, for services provided to the Group during the year ended 31 March 2022 is analysed below. 2022 2021 2020 Re-presented1 €m €m €m Parent company 4 3 4 Subsidiaries2 19 18 17 Subsidiaries - new accounting standards3 – – 1 Audit fees� 23 21 22 Vantage Towers IPO5 – 11 5 Audit-related6 2 – 1 Corporate finance7 – – 1 Non-audit fees 2 11 7 Total fees 25 32 29 Notes: 1 Audit fees of subsidiaries for the year ended 31 March 2021 have increased by €1 million compared to the amount previously reported. Similarly, Vantage Towers IPO non-audit fees have increased by €3 million. This is to include fees agreed during the year ended 31 March 2022 but which related to the year ended 31 March 2021. 2 During the year ended 31 March 2021, audit fees of €1 million were incurred for incremental financial statement audit services during the IPO of Vantage Towers A.G. 3 Fees for the implementation of new accounting standards, notably IFRS 15 ‘Revenue from Contracts with Customers’ and IFRS 16 ‘Leases’. 4 Includes fees in connection with the interim review, preliminary announcement and controls audit required under Section 404 of the Sarbanes Oxley Act. In total this amounted to €1 million in each of the years presented. 5 Fees incurred for IPO services relating to the IPO of Vantage Towers A.G. on 18 March 2021. 6 Fees for statutory and regulatory filings during the year. 7 At the time of the Board decision to recommend Ernst & Young LLP as the statutory auditor for the year ended 31 March 2020 in February 2019, Ernst & Young LLP were providing a range of services to the Group. All services that were prohibited by the Financial Reporting Council (‘FRC’) or Securities and Exchange Commission (‘SEC’) for a statutory auditor to provide ceased by 31 March 2019. All engagements that were not prohibited by the FRC or SEC but were not in accordance with the Group’s own internal approval policy for non-audit services, ceased early in the financial year ended 31 March 2020 to enable a smooth transition to alternative suppliers, where required. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 144 Vodafone Group Plc Annual Report 2022 2020 2. Revenue disaggregation and segmental analysis (continued) Segmental assets The tables below present the comparative segmental assets for the years ended 31 March 2021 and 31 March 2020 under the previous segmental reporting structure. Non-current Capital Right-of-use Other additions to Depreciation and 31 March 2021 assets1 additions2 asset additions intangible assets3 amortisation Impairment loss €m €m €m €m €m €m Germany 47,563 2,772 1,133 1 4,836 – Italy 10,707 805 758 17 2,025 – UK 7,968 822 1,138 – 2,202 – Spain 7,213 772 700 9 1,579 – Other Europe 10,369 968 1,016 431 1,727 – Vodacom 5,839 703 174 – 872 – Other Markets 2,988 512 247 439 666 – Common Functions 2,145 829 140 – 194 – Group 94,792 8,183 5,306 897 14,101 – Non-current Capital Right-of-use Other additions to Depreciation and 31 March 2020 assets1 additions2 asset additions intangible assets3 amortisation Impairment loss €m €m €m €m €m €m Germany 48,266 2,278 912 1,613 4,805 – Italy 11,119 697 1,645 24 1,958 – UK 7,790 753 733 – 2,160 – Spain 7,229 761 386 – 1,763 (840) Other Europe 9,138 823 298 29 1,706 (740) Vodacom 5,400 802 174 55 939 – Other Markets 2,963 587 290 55 672 – Common Functions 2,217 821 155 – 171 (105) Group 94,122 7,522 4,593 1,776 14,174 (1,685) Notes: 1 Comprises goodwill, other intangible assets and property, plant and equipment. 2 Includes additions to property, plant and equipment (excluding right-of-use assets,), computer software and development costs, reported within Intangible assets. 3 Includes additions to licences and spectrum and customer base acquisitions. Strategic report Governance Financials Other information 145 Vodafone Group Plc  Annual Report on Form 20-F 2022

146 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

4. Impairment losses

Impairment occurs when the carrying value of assets is greater than the present value of the net cash flows they are expected to generate. We review the carrying value of assets for each country in which we operate at least annually. For further details of our impairment review process see 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 'Basis of preparation' to the consolidated financial statements.

Accounting policies

Goodwill

Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. The determination of the Group's cash-generating units is primarily based on the geographic area where the Group supplies communications services and products. If cash flows from assets within one jurisdiction are largely independent of the cash flows from other assets in that same jurisdiction and management monitors performance separately, multiple cash-generating units are identified within that geographic area.

If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognised for goodwill are not reversible in subsequent periods.

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Management prepares formal five year plans for the Group's cash-generating units, which are the basis for the value in use calculations.

Property, plant and equipment, finite lived intangible assets and equity accounted investments

At each reporting period date, the Group reviews the carrying amounts of its property, plant and equipment, finite lived intangible assets and equity-accounted investments to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount and an impairment loss is recognised immediately in the income statement.

Where there has been a change in the estimates used to determine recoverable amount and an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years and an impairment loss reversal is recognised immediately in the income statement.

Impairment losses

Following our annual impairment review, the impairment charges recognised in the consolidated income statement within operating profit are stated below. Further detail on the events and circumstances that led to the recognition of the impairment charges is included below.

Cash-generating unit	Reportable segment	2022 €m	2021 €m	2020 €m
Spain	Spain	–	–	840
Ireland	Other Europe	–	–	630
Romania	Other Europe	–	–	110
Vodafone Automotive	Common Functions	–	–	105
		–	**–**	**1,685**

Overview Strategic Report Governance Financials Other information 147 Vodafone Group Plc Annual Report 2022 Goodwill The remaining carrying value of goodwill at 31 March was as follows: 2022 2021 €m €m Germany 20,335 20,335 Vantage Towers Germany 2,565 2,565 Italy 2,481 2,481 Other 6,503 6,350 31,884 31,731 Key assumptions used in the value in use calculations The key assumptions used in determining the value in use are: Assumption How determined Projected adjusted EBITDAaL Projected adjusted EBITDAaL has been based on past experience adjusted for the following: - In Europe, mobile revenue is expected to benefit from increased usage as customers transition to higher data bundles, and new products and services are introduced. Fixed revenue is expected to continue to grow as penetration is increased and more products and services are sold to customers; - Outside of Europe, revenue is expected to continue to grow as the penetration of faster data-enabled devices rises along with higher data bundle attachment rates, and new products and services are introduced. The Other Markets segment is also expected to benefit from increased usage and penetration of M-Pesa in Africa; and - Margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and by positive factors such as the efficiencies expected from the implementation of Group initiatives. Projected capital expenditure The cash flow forecasts for capital expenditure are based on past experience and include the ongoing capital expenditure required to maintain our networks, provide products and services in line with customer expectations, including of higher data volumes and speeds, and to meet the population coverage requirements of certain of the Group’s licences. In Europe, capital expenditure is required to roll out capacity-building next generation 5G and gigabit networks. Outside of Europe, capital expenditure will be required for the continued rollout of current and next generation mobile networks in emerging markets. Capital expenditure includes cash outflows for the purchase of property, plant and equipment and computer software. Projected licence and spectrum payments To enable the continued provision of products and services, the cash flow forecasts for licence and spectrum payments for each relevant cash-generating unit include amounts for expected renewals and newly available spectrum. Beyond the five year forecast period, a long-run cost of spectrum is assumed. Long-term growth rate For the purposes of the Group’s value in use calculations, a long ‑ term growth rate into perpetuity is applied immediately at the end of the five year forecast period and is based on the lower of: - the nominal GDP growth rate forecasts for the country of operation; and - the long-term compound annual growth rate in adjusted EBITDAaL as estimated by management. Long-term compound annual growth rates determined by management may be lower than forecast nominal GDP growth rates due to the following market-specific factors: competitive intensity levels, maturity of business, regulatory environment or sector-specific inflation expectations. Pre-tax risk adjusted discount rate The discount rate applied to the cash flows of each of the Group’s cash-generating units is generally based on the risk free rate for ten year bonds issued by the government in the respective market. Where government bond rates contain a material component of credit risk, high-quality local corporate bond rates may be used. These rates are adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific cash-generating unit. In making this adjustment, inputs required are the equity market risk premium (that is the required return over and above a risk free rate by an investor who is investing in the market as a whole) and the risk adjustment, beta, applied to reflect the risk of the specific cash-generating unit relative to the market as a whole. In determining the risk adjusted discount rate, management has applied an adjustment for the systematic risk to each of the Group’s cash-generating companies determined using an average of the betas of comparable listed telecommunications companies and, where available and appropriate, across a specific territory. Management has used a forward-looking equity market risk premium that takes into consideration both studies by independent economists, the long-term average equity market risk premium and the market risk premiums typically used by valuations practitioners. The risk adjusted discount rate is also based on typical leverage ratios of telecommunications companies in each cash-generating units' respective market or region. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 146 Vodafone Group Plc Annual Report 2022 2020 4. Impairment losses Impairment occurs when the carrying value of assets is greater than the present value of the net cash flows they are expected to generate. We review the carrying value of assets for each country in which we operate at least annually. For further details of our impairment review process see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ to the consolidated financial statements. Accounting policies Goodwill Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. The determination of the Group’s cash-generating units is primarily based on the geographic area where the Group supplies communications services and products. If cash flows from assets within one jurisdiction are largely independent of the cash flows from other assets in that same jurisdiction and management monitors performance separately, multiple cash-generating units are identified within that geographic area. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognised for goodwill are not reversible in subsequent periods. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. Management prepares formal five year plans for the Group’s cash-generating units, which are the basis for the value in use calculations. Property, plant and equipment, finite lived intangible assets and equity accounted investments At each reporting period date, the Group reviews the carrying amounts of its property, plant and equipment, finite lived intangible assets and equity-accounted investments to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount and an impairment loss is recognised immediately in the income statement. Where there has been a change in the estimates used to determine recoverable amount and an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years and an impairment loss reversal is recognised immediately in the income statement. Impairment losses Following our annual impairment review, the impairment charges recognised in the consolidated income statement within operating profit are stated below. Further detail on the events and circumstances that led to the recognition of the impairment charges is included below. 2022 2021 2020 Cash-generating unit Reportable segment €m €m €m Spain Spain – – 840 Ireland Other Europe – – 630 Romania Other Europe – – 110 Vodafone Automotive Common Functions – – 105 – – 1,685 Strategic report Governance Financials Other information 147 Vodafone Group Plc  Annual Report on Form 20-F 2022

148 Vodafone Group Plc
Annual Report on Form 20-F 2022 | Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

4. Impairment losses (continued)

Year ended 31 March 2022

The Group performs its annual impairment test for goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date judgement is exercised by management in determining whether any internal or external sources of information observed are indicative that the carrying amount of any of the Group's cash generating units is not recoverable.

As a large owner of infrastructure and consumer of energy, the Group has exposure to climate change related risks such as energy cost increases, asset damage and service disruption. The long range plans used in the Group's impairment testing include forecast energy costs and other costs that are embedded in the planning process to deliver the Group's zero carbon targets. The long range plans also include capital expenditure in relation to the Group's use of durable and energy efficient infrastructure and the costs of the Group's extensive and ongoing network maintenance programme. Furthermore, the Group will continue to develop strong reactive initiatives to manage the unpredictable impacts of future climate-related risks. Climate change, therefore, has not had a material impact on the outcome of the Group's impairment testing and the Group will continue to refine its approach to modelling climate-related risks and opportunities in the value in use calculations.

As the war in Ukraine continues, it is challenging to predict the full extent and duration of its impact on the economy and the Group's businesses. However, to assess a potential impact of this on the Group's impairment testing, management prepared scenario analysis based on adjustments to the long range plans for high level estimates of market risks impacted by the war. This analysis did not indicate a risk of impairment at 31 March 2022. Management will update the cash flows and assumptions used in the Group's impairment testing at future reporting dates with latest best estimates.

No impairments were recognised for the Group's cash generating units during the year to 31 March 2022.

Value in use assumptions

The table below shows key assumptions used in the value in use calculations, and separately presented cash generating units for which the carrying amount of goodwill is significant in comparison with the Group's total carrying amount of goodwill:

	Assumptions used in value in use calculation			
	Germany %	Italy %	Vantage Towers Germany %	Other %
Pre-tax risk adjusted discount rate	7.4	9.3	6.1	6.2-22.5
Long-term growth rate	0.5	1.5	1.5	1.0-8.9
Projected adjusted EBITDAaL[1]	(0.1)	(0.2)	11.0	(5.4)-13.0
Projected capital expenditure[2]	19.6-21.8	15.0-16.3	32.0-62.1	10.0-51.4

Sensitivity analysis

The estimated recoverable amounts of the Group's operations in Germany, Italy, the UK and Spain exceed their carrying values by €7.3 billion, €0.4 billion, €1.3 billion and €0.1 billion respectively. However, if the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2022.

	Change required for carrying value to equal recoverable amount			
	Germany pps	Italy pps	UK pps	Spain pps
Pre-tax risk adjusted discount rate	1.4	0.3	1.3	0.1
Long-term growth rate	(1.4)	(0.3)	(1.5)	(0.1)
Projected adjusted EBITDAaL[1]	(4.1)	(0.9)	(3.1)	(0.4)
Projected capital expenditure[2]	12.6	1.8	4.3	0.5

Notes:
1 Projected Adjusted EBITDAaL is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. For the purposes of this disclosure Italy's FY22 EBITDAaL excludes the TIM settlement.
2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

For the Group's operations in Germany, Italy, the UK and Spain management has considered the following reasonably possible changes in pre-tax adjusted discount rate, adjusted EBITDAaL[1] and long-term growth rate assumptions, leaving all other assumptions unchanged. The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table overleaf.

Management has concluded that no reasonably possible or foreseeable change in projected capital expenditure[2] would cause the difference between the carrying value and recoverable amount for any cash-generating unit to be materially different to the base case disclosed overleaf.

Overview Strategic Report Governance Financials Other information 149 Vodafone Group Plc Annual Report 2022 Recoverable amount less carrying value Germany Italy UK Spain €bn €bn €bn €bn Base case as at 31 March 2022 7.3 0.4 1.3 0.1 Change in pre-tax risk adjusted discount rate Decrease by 1pps 14.9 1.7 2.8 1.0 Increase by 1pps 1.7 (0.7) 0.3 (0.6) Change in long-term growth rate Decrease by 1pps 1.6 (0.6) 0.4 (0.5) Increase by 1pps 15.6 1.7 2.8 0.9 Change in projected adjusted EBITDAaL1 Decrease by 5pps (1.4) (1.6) (0.7) (1.1) Increase by 5pps 17.9 2.8 3.8 1.5 Note: 1 Projected Adjusted EBITDAaL is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. For the purposes of this disclosure, EBITDAaL for Italy in the year ended 31 March 2022 excludes the TIM settlement. Year ended 31 March 2021 The disclosures below for the year ended 31 March 2021 are as previously disclosed in the 31 March 2021 Annual Report. Following the carve-out of Vodafone’s tower infrastructure to Vantage Towers A.G. (‘Vantage Towers’) during the year in Germany, Spain, Portugal, Ireland, Greece, Romania, Czech Republic and Hungary and the acquisitions by Vantage Towers of Vodafone UK’s 50% shareholding in Cornerstone Telecommunications Infrastructure Limited (‘CTIL’) and the remaining shareholding in the Vantage Towers Greece, management considers Vodafone’s operating companies and Vantage Tower’s operating companies in the affected geographical areas to represent two cash-generating units for the purpose of impairment testing as at 31 March 2021. Vodafone’s investment in Infrastrutture Wireless Italiane S.p.A. (‘INWIT’) was also transferred to Vantage Towers during the year. Goodwill has been allocated on a relative values basis to the Vantage Towers cash-generating units, where applicable, as part of the tower business carve out from Vodafone’s operations. The cash-generating units described below relate to Vodafone’s mobile and fixed line trading businesses, unless otherwise indicated as being part of Vantage Towers. Value in use assumptions The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation Germany Italy Spain Ireland Romania Vantage Towers Germany % % % % % % Pre-tax risk adjusted discount rate 7.4 10.5 9.2 7.7 9.9 6.0 Long-term growth rate 0.5 0.5 0.5 0.5 1.0 1.5 Projected adjusted EBITDAaL1 1.2 2.1 4.9 0.5 0.9 8.4 Projected capital expenditure2 19.7-21.5 14.4-15.9 15.7-17.6 12.6-15.1 12.3-15.2 39.1-56.2 Notes: 1 Projected Adjusted EBITDAaL is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. A pro-rata adjustment has been made to true-up 31 March 2021 Adjusted EBITDAaL to a full year where the towers business carve-out occurred during the year. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 148 Vodafone Group Plc Annual Report 2022 2020 4. Impairment losses (continued) Year ended 31 March 2022 The Group performs its annual impairment test for goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date judgement is exercised by management in determining whether any internal or external sources of information observed are indicative that the carrying amount of any of the Group’s cash generating units is not recoverable. As a large owner of infrastructure and consumer of energy, the Group has exposure to climate change related risks such as energy cost increases, asset damage and service disruption. The long range plans used in the Group’s impairment testing include forecast energy costs and other costs that are embedded in the planning process to deliver the Group’s zero carbon targets. The long range plans also include capital expenditure in relation to the Group’s use of durable and energy efficient infrastructure and the costs of the Group’s extensive and ongoing network maintenance programme. Furthermore, the Group will continue to develop strong reactive initiatives to manage the unpredictable impacts of future climate-related risks. Climate change, therefore, has not had a material impact on the outcome of the Group’s impairment testing and the Group will continue to refine its approach to modelling climate-related risks and opportunities in the value in use calculations. As the war in Ukraine continues, it is challenging to predict the full extent and duration of its impact on the economy and the Group’s businesses. However, to assess a potential impact of this on the Group’s impairment testing, management prepared scenario analysis based on adjustments to the long range plans for high level estimates of market risks impacted by the war. This analysis did not indicate a risk of impairment at 31 March 2022. Management will update the cash flows and assumptions used in the Group’s impairment testing at future reporting dates with latest best estimates. No impairments were recognised for the Group’s cash generating units during the year to 31 March 2022. Value in use assumptions The table below shows key assumptions used in the value in use calculations, and separately presented cash generating units for which the carrying amount of goodwill is significant in comparison with the Group’s total carrying amount of goodwill: Assumptions used in value in use calculation Germany Italy Vantage Towers Germany Other % % % % Pre-tax risk adjusted discount rate 7.4 9.3 6.1 6.2-22.5 Long-term growth rate 0.5 1.5 1.5 1.0-8.9 Projected adjusted EBITDAaL1 (0.1) (0.2) 11.0 (5.4)-13.0 Projected capital expenditure2 19.6-21.8 15.0-16.3 32.0-62.1 10.0-51.4 Sensitivity analysis The estimated recoverable amounts of the Group’s operations in Germany, Italy, the UK and Spain exceed their carrying values by €7.3 billion, €0.4 billion, €1.3 billion and €0.1 billion respectively. However, if the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2022. Change required for carrying value to equal recoverable amount Germany Italy UK Spain pps pps pps pps Pre-tax risk adjusted discount rate 1.4 0.3 1.3 0.1 Long-term growth rate (1.4) (0.3) (1.5) (0.1) Projected adjusted EBITDAaL1 (4.1) (0.9) (3.1) (0.4) Projected capital expenditure2 12.6 1.8 4.3 0.5 Notes: 1 Projected Adjusted EBITDAaL is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. For the purposes of this disclosure Italy’s FY22 EBITDAaL excludes the TIM settlement. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. For the Group’s operations in Germany, Italy, the UK and Spain management has considered the following reasonably possible changes in pre- tax adjusted discount rate, adjusted EBITDAaL1 and long-term growth rate assumptions, leaving all other assumptions unchanged. The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table overleaf. Management has concluded that no reasonably possible or foreseeable change in projected capital expenditure2 would cause the difference between the carrying value and recoverable amount for any cash-generating unit to be materially different to the base case disclosed overleaf. Strategic report Governance Financials Other information 149 Vodafone Group Plc  Annual Report on Form 20-F 2022

150 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

4. Impairment losses (continued)

Sensitivity analysis

The estimated recoverable amounts of the Group's operations in Germany, Italy, Spain, Ireland, Romania and Vantage Towers Germany exceed their carrying values by €7.4 billion, €0.6 billion, €0.3 billion, €0.1 billion, €0.1 billion and €3.5 billion, respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2021.

	Change required for carrying value to equal recoverable amount					
	Germany pps	Italy pps	Spain pps	Ireland pps	Romania pps	Vantage Towers Germany pps
Pre-tax risk adjusted discount rate	1.3	0.7	0.4	0.7	0.7	5.2
Long-term growth rate	(1.3)	(0.8)	(0.5)	(0.7)	(0.9)	(4.9)
Projected adjusted EBITDAaL[1]	(4.0)	(1.5)	(1.5)	(1.6)	(1.9)	(19.3)
Projected capital expenditure[2]	12.7	3.0	1.6	2.8	1.9	162.6

Management considered the following reasonably possible changes in key assumptions for projected adjusted EBITDAaL[1] and long-term growth rate, leaving all other assumptions unchanged. Consistent with the prior year, and due to the uncertainty of future COVID-19 impacts, management's range of reasonably possible changes in projected adjusted EBITDAaL is plus or minus 5 percentage points (2020: +/- 5 percentage points). The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table below.

Management believes that no reasonably possible or foreseeable change in the pre-tax adjusted discount rate or projected capital expenditure[2] would cause the difference between the carrying value and recoverable amount for any cash-generating unit to be materially different from the base case disclosed below.

	Recoverable amount less carrying value					
	Germany €bn	Italy €bn	Spain €bn	Ireland €bn	Romania €bn	Vantage Towers Germany €bn
Base case as at 31 March 2021	7.4	0.6	0.3	0.1	0.1	3.5
Change in projected adjusted EBITDAaL[1]						
Decrease by 5pps	(1.6)	(1.3)	(0.6)	(0.2)	(0.1)	2.4
Increase by 5pps	18.2	2.9	1.4	0.5	0.3	5.0
Change in long-term growth rate						
Decrease by 1pps	1.5	(0.1)	(0.3)	–	–	2.2
Increase by 1pps	16.0	1.6	1.0	0.3	0.2	6.1

The carrying values for Vodafone UK, Portugal, Czech Republic, and Hungary include goodwill arising from acquisitions and/or the purchase of operating licences or spectrum rights. The recoverable amounts for these operating companies are also not materially greater than their carrying values and accordingly are disclosed below.

If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised in the year ended 31 March 2021.

	Change required for carrying value to equal recoverable amount			
	UK pps	Portugal pps	Czech Republic pps	Hungary pps
Pre-tax risk adjusted discount rate	0.8	0.9	1.2	0.3
Long-term growth rate	(0.8)	(1.0)	(1.3)	(0.4)
Projected adjusted EBITDAaL[1]	(1.7)	(2.2)	(3.0)	(0.7)
Projected capital expenditure[2]	2.5	3.7	7.5	1.5

Notes:
1 Projected adjusted EBITDAaL is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. A pro-rata adjustment has been made to true up 31 March 2021 adjusted EBITDAaL to a full year where the towers business carve-out occurred during the year.
2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Overview Strategic Report Governance Financials Other information ��� Vodafone Group Plc ������ ������ ���� Year ended 31 March 2020 The disclosures below for the year ended 31 March 2020 are as previously disclosed in the 31 March 2020 Annual Report. For the year ended 31 March 2020, the Group recorded impairment charges of €0.8 billion, €0.6 billion, €0.1 billion and €0.1 billion with respect to the Group’s investments in Spain, Ireland, Romania and Vodafone Automotive respectively. The impairment charges relate solely to goodwill and are recognised in the consolidated income statement within operating profit/(loss). The recoverable amounts for Spain, Ireland, Romania and Vodafone Automotive are €5.6 billion, €1.2 billion, €0.9 billion and €0.0 billion respectively, and based on value in use calculations. The COVID-19 outbreak developed rapidly in early 2020. Many countries have required businesses to limit or suspend operations and implemented travel restrictions and quarantine measures. The measures taken to contain the virus have adversely affected economic activity and disrupted many businesses. As the outbreak continues to progress and evolve, it is extremely challenging to predict the full extent and duration of its impact on Vodafone’s businesses and the countries where Vodafone operates. Based on information available as at 31 March 2020, management made additional adjustments to the five year business plans used in the Group’s impairment testing in order to reflect the estimated impact. The impairment charges recognised and discussed immediately below, were based on expected cash flows after applying these adjustments. Challenging trading and economic conditions in Spain materialised in the prior financial year and management recognised an impairment charge following a reduction in projected cash flows. During the year ended 31 March 2020 there was an observable repositioning towards low- cost brands and competitive intensity within the multi-branded market was expected to remain elevated in the medium term. These factors led to management projecting lower cash flows and recognising an impairment charge with respect to the Group’s investment in Spain. The impairment charge recognised with respect to Ireland was attributable to increased competition and the aforementioned increased economic uncertainty. As a consequence, growth and ARPUs were expected to be lower. Management reflected these assumptions in expected cash flows. The impairment charges recognised with respect to Romania and Vodafone Automotive reflect management’s latest assessment of likely trading and economic conditions in the five year business plan. Management’s view of the long-term potential in these markets remains unchanged. The European Liberty Global assets acquired in July 2019 were subsumed within existing cash-generating units in Germany, Czech Republic, Hungary and Romania. The primary reason for acquiring the businesses was to create a converged national provider of digital infrastructure in Germany, together with creating converged communications operators in the Czech Republic, Hungary and Romania. Following the integration of the acquired businesses, management considered the cash flows within these cash-generating units to be largely interdependent and monitors performance on a country-level basis. On 31 March 2020, the Group merged its passive tower infrastructure in Italy with INWIT. On the date of the merger, management monitored performance of its operations in Italy on a country-wide basis and considered Vodafone Italy, including its passive tower infrastructure, to be one cash-generating unit for the purpose of impairment testing as at 31 March 2020. No impairment in relation to Vodafone Italy would be necessary if impairment testing was performed on a post-merger basis at 31 March 2020. Value in use assumptions The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation Germany Italy Spain Ireland Romania Vodafone Automotive % % % % % % Pre-tax risk adjusted discount rate 7.5 10.3 9.2 7.6 10.2 9.1 Long-term growth rate 0.5 0.5 0.5 0.5 1.0 1.9 Projected adjusted EBITDAaL1 3.8 0.2 8.2 3.0 8.0 31.3 Projected capital expenditure2 20.1-20.7 12.5-13.4 16.2-18.1 10.7-15.2 13.7-18.5 14.1-23.4 Notes: 1 Projected Adjusted EBITDAaL is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 150 Vodafone Group Plc Annual Report 2022 2020 4. Impairment losses (continued) Sensitivity analysis The estimated recoverable amounts of the Group’s operations in Germany, Italy, Spain, Ireland, Romania and Vantage Towers Germany exceed their carrying values by €7.4 billion, €0.6 billion, €0.3 billion, €0.1 billion, €0.1 billion and €3.5 billion, respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2021. Change required for carrying value to equal recoverable amount Germany Italy Spain Ireland Romania Vantage Towers Germany pps pps pps pps pps pps Pre-tax risk adjusted discount rate 1.3 0.7 0.4 0.7 0.7 5.2 Long-term growth rate (1.3) (0.8) (0.5) (0.7) (0.9) (4.9) Projected adjusted EBITDAaL1 (4.0) (1.5) (1.5) (1.6) (1.9) (19.3) Projected capital expenditure2 12.7 3.0 1.6 2.8 1.9 162.6 Management considered the following reasonably possible changes in key assumptions for projected adjusted EBITDAaL1 and long-term growth rate, leaving all other assumptions unchanged. Consistent with the prior year, and due to the uncertainty of future COVID-19 impacts, management’s range of reasonably possible changes in projected adjusted EBITDAaL is plus or minus 5 percentage points (2020: +/- 5 percentage points). The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table below. Management believes that no reasonably possible or foreseeable change in the pre-tax adjusted discount rate or projected capital expenditure2 would cause the difference between the carrying value and recoverable amount for any cash-generating unit to be materially different from the base case disclosed below. Recoverable amount less carrying value Germany Italy Spain Ireland Romania Vantage Towers Germany €bn €bn €bn €bn €bn €bn Base case as at 31 March 2021 7.4 0.6 0.3 0.1 0.1 3.5 Change in projected adjusted EBITDAaL1 Decrease by 5pps (1.6) (1.3) (0.6) (0.2) (0.1) 2.4 Increase by 5pps 18.2 2.9 1.4 0.5 0.3 5.0 Change in long-term growth rate Decrease by 1pps 1.5 (0.1) (0.3) – – 2.2 Increase by 1pps 16.0 1.6 1.0 0.3 0.2 6.1 The carrying values for Vodafone UK, Portugal, Czech Republic, and Hungary include goodwill arising from acquisitions and/or the purchase of operating licences or spectrum rights. The recoverable amounts for these operating companies are also not materially greater than their carrying values and accordingly are disclosed below. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised in the year ended 31 March 2021. Change required for carrying value to equal recoverable amount UK Portugal Czech Republic Hungary pps pps pps pps Pre-tax risk adjusted discount rate 0.8 0.9 1.2 0.3 Long-term growth rate (0.8) (1.0) (1.3) (0.4) Projected adjusted EBITDAaL1 (1.7) (2.2) (3.0) (0.7) Projected capital expenditure2 2.5 3.7 7.5 1.5 Notes: 1 Projected adjusted EBITDAaL is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. A pro-rata adjustment has been made to true up 31 March 2021 adjusted EBITDAaL to a full year where the towers business carve-out occurred during the year. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Strategic report Governance Financials Other information 151 Vodafone Group Plc  Annual Report on Form 20-F 2022

152 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

4. Impairment losses (continued)

Sensitivity analysis

The estimated recoverable amount of the Group's operations in Germany and Italy exceed their carrying values by €6.6 billion and €1.8 billion respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2020.

	Change required for carrying value to equal recoverable amount	
	Germany pps	Italy pps
Pre-tax risk adjusted discount rate	1.1	1.7
Long-term growth rate	(1.0)	(2.0)
Projected adjusted EBITDAaL[1]	(3.2)	(3.1)
Projected capital expenditure[2]	11.4	7.9

Management considered the following reasonably possible changes in the key adjusted EBITDAaL[1] and long-term growth rate assumptions, leaving all other assumptions unchanged. Due to increased uncertainty following the COVID-19 outbreak, management has widened the range of reasonably possible changes in the key adjusted EBITDAaL growth rate assumption to plus or minus 5 percentage points (2019: 2 percentage points). The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table below, with the exception of Vodafone Automotive, where no reasonably possible change in the key assumptions would materially change the impairment charge recognised.

Management believes that no reasonably possible or foreseeable change in the pre-tax adjusted discount rate or projected capital expenditure[2] would cause the difference between the carrying value and recoverable amount for any cash-generating unit to be materially different to the base case disclosed below.

	Recoverable amount less carrying value (prior to recognition of impairment charges)				
	Germany €bn	Italy €bn	Spain €bn	Ireland €bn	Romania €bn
Base case as at 31 March 2020	6.6	1.8	(0.8)	(0.6)	(0.1)
Change in projected adjusted EBITDAaL[1]					
Decrease by 5pps	(3.3)	(1.0)	(2.3)	(1.1)	(0.3)
Increase by 5pps	18.4	5.1	0.9	–	0.1
Change in long-term growth rate					
Decrease by 1pps	0.2	0.8	(1.5)	(0.8)	(0.2)
Increase by 1pps	15.8	3.0	–	(0.4)	–

The carrying values for Vodafone UK, Portugal, Czech Republic and Hungary include goodwill arising from acquisitions and/or the purchase of operating licences or spectrum rights. While the recoverable amounts for these operating companies are not materially greater than their carrying value, each has a lower risk of giving rise to an impairment that would be material to the Group given their relative size or the composition of their carrying value.

If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised in the year ended 31 March 2020.

	Change required for carrying value to equal recoverable amount			
	UK pps	Portugal pps	Czech Republic pps	Hungary pps
Pre-tax risk adjusted discount rate	1.1	1.5	1.7	1.9
Long-term growth rate	(1.3)	(1.6)	(1.8)	(2.2)
Projected adjusted EBITDAaL[1]	(2.3)	(3.4)	(4.0)	(3.9)
Projected capital expenditure[2]	4.5	7.1	12.5	9.1

Notes:
1 Projected adjusted EBITDAaL is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

VodafoneZiggo

The recoverable amount for VodafoneZiggo is not materially greater than its carrying value. If adverse impacts of economic, competitive, regulatory or other factors were to cause significant deterioration in the operations of VodafoneZiggo and the entity's expected future cash flows, this may lead to an impairment loss being recognised.

Overview Strategic Report Governance Financials Other information 153 Vodafone Group Plc Annual Report 2022 5. Investment income and financing costs Investment income comprises interest received from short-term investments and other receivables. Financing costs mainly arise from interest due on bonds and commercial paper issued, bank loans and the results of hedging transactions used to manage foreign exchange and interest rate movements. 2022 2021 2020 €m €m €m Investment income Financial assets measured at amortised cost 249 306 157 Financial assets measured at fair value through profit and loss 5 24 91 254 330 248 Financing costs Financial liabilities measured at amortised cost Bonds 1,546 1,722 1,580 Lease liabilities 398 374 330 Bank loans and other liabilities1 469 463 626 Interest on derivatives (428) (485) (354) Mark-to-market on derivatives (341) (1,070) 1,162 Financial assets measured at fair value through profit and loss 36 – – Foreign exchange 284 23 205 1,964 1,027 3,549 Net financing costs 1,710 697 3,301 Note: 1 Interest capitalised for the year ended 31 March 2022 was €17 million (2021: €17 million, 2020: €25 million) N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) ��� Vodafone Group Plc ������ ������ ���� ���� 4. Impairment losses (continued) Sensitivity analysis The estimated recoverable amount of the Group’s operations in Germany and Italy exceed their carrying values by €6.6 billion and €1.8 billion respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2020. Change required for carrying value to equal recoverable amount Germany Italy pps pps Pre-tax risk adjusted discount rate 1.1 1.7 Long-term growth rate (1.0) (2.0) Projected adjusted EBITDAaL1 (3.2) (3.1) Projected capital expenditure2 11.4 7.9 Management considered the following reasonably possible changes in the key adjusted EBITDAaL1 and long-term growth rate assumptions, leaving all other assumptions unchanged. Due to increased uncertainty following the COVID-19 outbreak, management has widened the range of reasonably possible changes in the key adjusted EBITDAaL growth rate assumption to plus or minus 5 percentage points (2019: 2 percentage points). The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table below, with the exception of Vodafone Automotive, where no reasonably possible change in the key assumptions would materially change the impairment charge recognised. Management believes that no reasonably possible or foreseeable change in the pre-tax adjusted discount rate or projected capital expenditure2 would cause the difference between the carrying value and recoverable amount for any cash-generating unit to be materially different to the base case disclosed below. Recoverable amount less carrying value (prior to recognition of impairment charges) Germany Italy Spain Ireland Romania €bn €bn €bn €bn €bn Base case as at 31 March 2020 6.6 1.8 (0.8) (0.6) (0.1) Change in projected adjusted EBITDAaL1 Decrease by 5pps (3.3) (1.0) (2.3) (1.1) (0.3) Increase by 5pps 18.4 5.1 0.9 – 0.1 Change in long-term growth rate Decrease by 1pps 0.2 0.8 (1.5) (0.8) (0.2) Increase by 1pps 15.8 3.0 – (0.4) – The carrying values for Vodafone UK, Portugal, Czech Republic and Hungary include goodwill arising from acquisitions and/or the purchase of operating licences or spectrum rights. While the recoverable amounts for these operating companies are not materially greater than their carrying value, each has a lower risk of giving rise to an impairment that would be material to the Group given their relative size or the composition of their carrying value. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised in the year ended 31 March 2020. Change required for carrying value to equal recoverable amount UK Portugal Czech Republic Hungary pps pps pps pps Pre-tax risk adjusted discount rate 1.1 1.5 1.7 1.9 Long-term growth rate (1.3) (1.6) (1.8) (2.2) Projected adjusted EBITDAaL1 (2.3) (3.4) (4.0) (3.9) Projected capital expenditure2 4.5 7.1 12.5 9.1 Notes: 1 Projected adjusted EBITDAaL is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. VodafoneZiggo The recoverable amount for VodafoneZiggo is not materially greater than its carrying value. If adverse impacts of economic, competitive, regulatory or other factors were to cause significant deterioration in the operations of VodafoneZiggo and the entity’s expected future cash flows, this may lead to an impairment loss being recognised. Strategic report Governance Financials Other information 153 Vodafone Group Plc  Annual Report on Form 20-F 2022

154 Vodafone Group Plc
Annual Report on Form 20-F 2022 | Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

6. Taxation

This note explains how our Group tax charge arises. The deferred tax section of the note also provides information on our expected future tax charges and sets out the tax assets held across the Group together with our view on whether or not we expect to be able to make use of these in the future.

Accounting policies

Income tax expense represents the sum of the current and deferred taxes.

Current tax payable or recoverable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group's liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the reporting period date.

The Group recognises provisions for uncertain tax positions when the Group has a present obligation as a result of a past event and management judge that it is probable that there will be a future outflow of economic benefits from the Group to settle the obligation. Uncertain tax positions are assessed and measured on an issue by issue basis within the jurisdictions that we operate either using management's estimate of the most likely outcome where the issues are binary, or the expected value approach where the issues have a range of possible outcomes. The Group recognises interest on late paid taxes as part of financing costs, and any penalties, if applicable, as part of the income tax expense.

Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that temporary differences or taxable profits will be available against which deductible temporary differences can be utilised.

Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are not recognised to the extent they arise from the initial recognition of non-tax deductible goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint arrangements, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in the Group's assessment that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the reporting period date.

Tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they either relate to income taxes levied by the same taxation authority on either the same taxable entity or on different taxable entities which intend to settle the current tax assets and liabilities on a net basis.

Tax is charged or credited to the income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the tax is recognised in other comprehensive income or in equity.

Income tax expense	**2022 €m**	2021 €m	2020 €m
United Kingdom corporation tax expense/(credit):			
Current year	22	24	42
Adjustments in respect of prior years	17	3	(6)
	39	**27**	**36**
Overseas current tax expense/(credit):			
Current year	993	872	900
Adjustments in respect of prior years	81	(30)	80
	1,074	**842**	**980**
Total current tax expense	**1,113**	**869**	**1,016**
Deferred tax on origination and reversal of temporary differences:			
United Kingdom deferred tax	(791)	(94)	(318)
Overseas deferred tax	1,008	3,089	552
Total deferred tax expense	**217**	**2,995**	**234**
Total income tax expense	**1,330**	**3,864**	**1,250**

UK operating profits are more than offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the €10.7 billion of spectrum payments to the UK government in 2000, 2013 and 2018.

Overview Strategic Report Governance Financials Other information ��� Vodafone Group Plc ������ ������ ���� Tax charged/(credited) directly to other comprehensive income 2022 2021 2020 €m €m €m Current tax – (17) (26) Deferred tax 648 (1,009) 830 Total tax charged/(credited) directly to other comprehensive income 648 (1,026) 804 Tax credited directly to equity 2022 2021 2020 €m €m €m Deferred tax – (2) – Total tax credited directly to equity – (2) – Factors affecting the tax expense for the year The table below explains the differences between the expected tax expense, being the aggregate of the Group’s geographical split of profits multiplied by the relevant local tax rates and the Group’s total tax expense for each year. 2022 2021 2020 €m €m €m (restated)* Continuing profit before tax as shown in the consolidated income statement 3,954 4,400 795 Aggregated expected income tax expense 1,191 1,124 226 Impairment losses with no tax effect – – 332 Disposal of Group investments(1) (8) (332) (1,113) Effect of taxation of associates and joint ventures, reported within profit before tax (66) 56 728 Deferred tax charge/(credit) following revaluation of investments in Luxembourg 1,455 2,120* (348) Previously unrecognised temporary differences we expect to use in the future, including in Luxembourg (708) (45) (14) Previously recognised temporary differences and losses we no longer expect to use in the future 74 699* – Current year temporary differences (including losses) that we currently do not expect to use 116 170 352 Adjustments in respect of prior year tax liabilities 13 (10) (86) Impact of tax credits and irrecoverable taxes 74 90 52 Deferred tax on overseas earnings 2 – 3 Effect of current year changes in statutory tax rates on deferred tax balances (2) (667) (45) 757 Financing costs not deductible/(taxable) for tax purposes 46 (62) 174 Revaluation of assets for tax purposes in Italy and Turkey (357) – – Expenses not deductible for tax purposes 165 99 187 Income tax expense 1,330 3,864 1,250 Notes: * During the year ended 31 March 2022, we revised the calculation of certain impairment reversals recognised by our Luxembourg holding companies for the year ended 31 March 2021; this had no impact on the amount of deferred tax assets recognised at that date but has changed the amount of our unrecognised deferred tax assets by €0.7 billion (unrecognised losses of €2.8 billion).. Further details can be found on page 158. We have adjusted certain 31 March 2021 disclosures as denoted by an *. 1 2021 includes the tax exempt gains relating to the TPG Telecom Limited merger in Australia and Indus Towers Limited in India. 2020 relates to tax exempt disposal gains on Vodafone New Zealand, Vodafone Malta and the merger of the Italian towers with INWIT. 2 2022 includes the increase in future UK tax rate to 25%. 2020 includes the impact of a lower corporate tax rate in Luxembourg and the retention of the 19% corporate tax rate in the UK. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 154 Vodafone Group Plc Annual Report 2022 2020 6. Taxation This note explains how our Group tax charge arises. The deferred tax section of the note also provides information on our expected future tax charges and sets out the tax assets held across the Group together with our view on whether or not we expect to be able to make use of these in the future. Accounting policies Income tax expense represents the sum of the current and deferred taxes. Current tax payable or recoverable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group’s liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the reporting period date. The Group recognises provisions for uncertain tax positions when the Group has a present obligation as a result of a past event and management judge that it is probable that there will be a future outflow of economic benefits from the Group to settle the obligation. Uncertain tax positions are assessed and measured on an issue by issue basis within the jurisdictions that we operate either using management’s estimate of the most likely outcome where the issues are binary, or the expected value approach where the issues have a range of possible outcomes. The Group recognises interest on late paid taxes as part of financing costs, and any penalties, if applicable, as part of the income tax expense. Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that temporary differences or taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are not recognised to the extent they arise from the initial recognition of non-tax deductible goodwill. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint arrangements, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in the Group’s assessment that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the reporting period date. Tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they either relate to income taxes levied by the same taxation authority on either the same taxable entity or on different taxable entities which intend to settle the current tax assets and liabilities on a net basis. Tax is charged or credited to the income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the tax is recognised in other comprehensive income or in equity. Income tax expense 2022 2021 2020 €m €m €m United Kingdom corporation tax expense/(credit): Current year 22 24 42 Adjustments in respect of prior years 17 3 (6) 39 27 36 Overseas current tax expense/(credit): Current year 993 872 900 Adjustments in respect of prior years 81 (30) 80 1,074 842 980 Total current tax expense 1,113 869 1,016 Deferred tax on origination and reversal of temporary differences: United Kingdom deferred tax (791) (94) (318) Overseas deferred tax 1,008 3,089 552 Total deferred tax expense 217 2,995 234 Total income tax expense 1,330 3,864 1,250 UK operating profits are more than offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the €10.7 billion of spectrum payments to the UK government in 2000, 2013 and 2018. Strategic report Governance Financials Other information 155 Vodafone Group Plc  Annual Report on Form 20-F 2022

156 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

6. Taxation (continued)

Deferred tax

Analysis of movements in the net deferred tax asset balance during the year:

	€m
1 April 2021	19,474
Foreign exchange movements	(29)
Charged to the income statement	(217)
Charged directly to OCI	(648)
Charged directly to equity	–
Arising on acquisitions and disposals	(11)
31 March 2022[1]	**18,569**

Deferred tax assets and liabilities, before offset of balances within countries, are as follows:

	Amount credited/ (expensed) in income statement €m	Gross deferred tax asset €m	Gross deferred tax liability €m	Less amounts unrecognised €m	Net recognised deferred tax (liability)/ asset €m
Accelerated tax depreciation	672	2,589	(1,361)	(58)	1,170
Intangible assets	643	666	(1,801)	11	(1,124)
Tax losses	(1,450)	28,977	–	(10,341)	18,636
Treasury related items	(90)	616	(372)	(562)	(318)
Temporary differences relating to revenue recognition	(9)	3	(666)	–	(663)
Temporary differences relating to leases	(3)	1,754	(1,577)	–	177
Other temporary differences	20	1,148	(379)	(78)	691
31 March 2022[1]	**(217)**	**35,753**	**(6,156)**	**(11,028)**	**18,569**

Analysed in the balance sheet, after offset of balances within countries, as:

	€m
Deferred tax asset	19,089
Deferred tax liability	(520)
31 March 2022[1]	**18,569**

At 31 March 2021, deferred tax assets and liabilities, before offset of balances within countries, were as follows:

	Amount credited/ (expensed) in income statement €m	Gross deferred tax asset* €m	Gross deferred tax liability* €m	Less amounts unrecognised* €m	Net recognised deferred tax (liability)/ asset €m
Accelerated tax depreciation	716	2,331	(2,034)	(9)	288
Intangible assets	336	434	(1,938)	13	(1,491)
Tax losses	(3,292)	30,490	–	(10,400)	20,090
Treasury related items	(9)	761	(37)	(392)	332
Temporary differences relating to revenue recognition	(84)	3	(651)	–	(648)
Temporary differences relating to leases	(34)	1,758	(1,568)	–	190
Other temporary differences	(627)	1,095	(335)	(47)	713
31 March 2021[1]	**(2,994)**	**36,872**	**(6,563)**	**(10,835)**	**19,474**

At 31 March 2021, analysed in the balance sheet, after offset of balances within countries, as:

	€m
Deferred tax asset	21,569
Deferred tax liability	(2,095)
31 March 2021[1]	**19,474**

Note:
1 The Group does not discount deferred tax assets. This is in accordance with IAS 12.

Overview Strategic Report Governance Financials Other information 157 Vodafone Group Plc Annual Report 2022 Factors affecting the tax charge in future years The Group’s future tax charge, and effective tax rate, could be affected by several factors including; tax reform in countries around the world, including any arising from the OECD’s or European Commission’s work on the taxation of the digital economy and European Commission initiatives such as the proposed tax and financial reporting directive or as a consequence of state aid investigations, future corporate acquisitions and disposals, any restructuring of our businesses and the resolution of open tax issues (see below). On 25 April 2019, the European Commission published its full decision in relation to its investigation into the ‘group financing exemption’ (GFE) in the UK’s controlled foreign company rules and whether the GFE constituted unlawful State Aid. It concluded the GFE does not constitute unlawful state aid when the managing of the financing activities is outside the UK. We consider that the Group’s Luxembourg financing activities are properly established and operate in accordance with EU and local law as well as the OECD’s transfer pricing guidelines and on 27 May 2021 the UK tax authorities confirmed it reached the view Vodafone was not in receipt of any state aid relating to the GFE. The European Commission has indicated it agrees with this conclusion The Group is routinely subject to audit by tax authorities in the territories in which it operates. The Group considers each issue on its merits and, where appropriate, holds provisions in respect of the potential tax liability that may arise. As at 31 March 2022, the Group holds provisions for such potential liabilities of €463 million (2021: €606 million). These provisions relate to multiple issues, across the jurisdictions in which the Group operates. The reduction during the year is primarily a result of the closure of state tax audits in the US. As the tax impact of a transaction can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the Group's overall profitability and cash flows in future periods. See Note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements. At 31 March 2022, the gross amount and expiry dates of losses available for carry forward are as follows: Expiring Expiring within beyond 5 years 6 years Unlimited Total €m €m €m €m Losses for which a deferred tax asset is recognised 19 259 79,848 80,126 Losses for which no deferred tax is recognised 334 13,162 23,928 37,424 353 13,421 103,776 117,550 At 31 March 2021, the gross amount and expiry dates of losses available for carry forward were as follows: Expiring Expiring within beyond 5 years 6 years Unlimited* Total €m €m €m €m Losses for which a deferred tax asset is recognised 63 222 86,623 86,908 Losses for which no deferred tax is recognised 245 13,217 26,290 39,752 308 13,439 112,913 126,660 Deferred tax assets on losses in Luxembourg Included in the table above are losses of €65,348 million (2021: €72,552 million*) that have arisen in Luxembourg companies. A deferred tax asset of €16,298 million (2021: €17,394 million) has been recognised in respect of these losses, as we conclude it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which we can utilise these losses. These tax losses principally arose from historical impairments, primarily following the acquisition of the Mannesmann Group in 2000. These losses arose prior to the 2017 tax reform in Luxembourg and are available to carry forward indefinitely. The Luxembourg companies hold investments in the Group’s operating companies which are assessed for impairment for local GAAP financial statements using the Group’s recoverable value calculations (see Note 4 ‘Impairment losses’). The recognition or reversal of impairments is recorded in the local GAAP financial statements and therefore the carrying values and valuation methodology differs from the goodwill assessment for the Group’s consolidated financial statements. This assessment can give rise to tax deductible impairments or taxable reversals of previous impairments. Following the 2017 tax reform in Luxembourg, tax losses expire after 17 years and are only used after any pre-existing losses. In the year ended 31 March 2020 the Luxembourg companies had tax deductible impairments resulting in additional tax losses. No deferred tax asset is recognised for these losses on the basis that they are not forecast to be used prior to the expiry of their 17 year life. In a period where pre- existing tax losses are not utilised due to impairments arising the forecast utilisation timeframe extends by one year. The reversal of impairments can result in a significant reduction to our deferred tax assets and the period over which these assets can be utilised. In the year ended 31 March 2022 a reversal of previous impairments of €6 billion (2021: €9 billion* - previously €12 billion) has arisen in Luxembourg. This represents taxable income against which the brought forward losses can be used. This is the main driver of the reduction in the losses, and the associated deferred tax asset, compared to the prior period. The Luxembourg companies’ recurring profits are derived from the Group’s internal financing, centralised procurement, and international roaming activities. These activities have consistently generated taxable profits of over €1bn per annum throughout their existence. The Group has reviewed the latest 5 year forecasts for the Luxembourg companies, including their ability to continue to generate income beyond this period. The forecasts consider the impact of the current market conditions on the existing financing activities, including the current view of interest rates, levels of intragroup financing, as well as the future profits generated from the procurement and roaming activities. The valuations take into account all information at the balance sheet date and the Group does not forecast potential future impairments or reversals of impairments. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 156 Vodafone Group Plc Annual Report 2022 2020 6. Taxation (continued) Deferred tax Analysis of movements in the net deferred tax asset balance during the year: €m 1 April 2021 19,474 Foreign exchange movements (29) Charged to the income statement (217) Charged directly to OCI (648) Charged directly to equity – Arising on acquisitions and disposals (11) 31 March 20221 18,569 Deferred tax assets and liabilities, before offset of balances within countries, are as follows: Amount Net credited/ recognised (expensed) Gross Gross Less deferred tax in income deferred deferred tax amounts (liability)/ statement tax asset liability unrecognised asset €m €m €m €m €m Accelerated tax depreciation 672 2,589 (1,361) (58) 1,170 Intangible assets 643 666 (1,801) 11 (1,124) Tax losses (1,450) 28,977 – (10,341) 18,636 Treasury related items (90) 616 (372) (562) (318) Temporary differences relating to revenue recognition (9) 3 (666) – (663) Temporary differences relating to leases (3) 1,754 (1,577) – 177 Other temporary differences 20 1,148 (379) (78) 691 31 March 20221 (217) 35,753 (6,156) (11,028) 18,569 Analysed in the balance sheet, after offset of balances within countries, as: €m Deferred tax asset 19,089 Deferred tax liability (520) 31 March 20221 18,569 At 31 March 2021, deferred tax assets and liabilities, before offset of balances within countries, were as follows: Amount Net credited/ recognised (expensed) Gross Gross Less deferred tax in income deferred deferred tax amounts (liability)/ statement tax asset* liability* unrecognised* asset €m €m €m €m €m Accelerated tax depreciation 716 2,331 (2,034) (9) 288 Intangible assets 336 434 (1,938) 13 (1,491) Tax losses (3,292) 30,490 – (10,400) 20,090 Treasury related items (9) 761 (37) (392) 332 Temporary differences relating to revenue recognition (84) 3 (651) – (648) Temporary differences relating to leases (34) 1,758 (1,568) – 190 Other temporary differences (627) 1,095 (335) (47) 713 31 March 20211 (2,994) 36,872 (6,563) (10,835) 19,474 At 31 March 2021, analysed in the balance sheet, after offset of balances within countries, as: €m Deferred tax asset 21,569 Deferred tax liability (2,095) 31 March 20211 19,474 Note: 1 The Group does not discount deferred tax assets. This is in accordance with IAS 12. Strategic report Governance Financials Other information 157 Vodafone Group Plc  Annual Report on Form 20-F 2022

Notes to the consolidated financial statements (continued) N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 158 Vodafone Group Plc Annual Report 2021 2020 6. Taxation (continued) This assessment also included a review of the commercial structures supporting the profits generated from these activities and considered the factors, under the Group’s control, which could impact the ability of these activities to generate taxable profits. We have assessed that the current structure continues to be sustainable under the tax laws substantively enacted at the balance sheet date and the Group’s intentions to keep these activities in Luxembourg remains unchanged. Based on the current forecasts, €3,546 million (2021: €2,881 million) of the deferred tax asset is forecast to be used within the next 10 years, and €6,953 million (2021: €4,891 million) used within 20 years. The losses are projected to be fully utilised over the next 45 to 48 years. The decrease in the recovery period over the prior year is principally a result of higher interest rates, driving margins up on existing financing activities combined with the reversal of previously tax deductible impairments. These same factors also meant the Group recognised €699m of previously unrecognised deferred tax asset as the latest forecast show these losses will be used within 60 years. The Group previously did not recognise the asset as the losses were forecast to be used beyond 60 years. An increase or decrease in the forecast income in Luxembourg in each year of 5%-10% would change the period over which the losses will be fully utilised by 2 to 5 years. The Group uses a change in forecast income to understand the impact that a change in interest rates or level of debt advanced by the Luxembourg companies could have on the recovery period of the losses. Any future changes in tax law, including those driven by OECD, EU or domestic tax reforms or the structure of the Group could have a significant effect on the use of the Luxembourg losses, including the period over which these losses can be utilised. The Group has reviewed the OECD model rules and supporting commentary and does not anticipate a significant impact on its ability to continue to use our losses in Luxembourg. On the basis that future changes in tax laws are unknown, the profit forecasts assume that existing tax laws continue. Based on the above factors the Group concludes that it is probable that the Luxembourg companies will continue to generate taxable profits in the future against which it will use these losses. In addition to the above, €13,298 million (2021; €12,975 million) of the Group’s Luxembourg losses expire after 12-17 years and no deferred tax asset is recognised as they will expire before we can use these losses. The remaining losses do not expire. We also have €9,136 million (2021: €9,136 million) of Luxembourg losses in a former Cable & Wireless Worldwide Group company, for which no deferred tax asset has been recognised as it is uncertain whether these losses will be utilised. Deferred tax assets on losses in Germany The Group has tax losses of €13,955 million (2021: €16,296 million) in Germany arising on the write down of investments in Germany in 2000. The losses are available to use against both German federal and trade tax liabilities and they do not expire. A deferred tax asset of €2,170 million (2021: €2,529 million) has been recognised in respect of these losses as we conclude it is probable that the German business will continue to generate taxable profits in the future against which we can utilise these losses. The Group has reviewed the latest forecasts for the German business which incorporate the unsystematic risks of operating in the telecommunications business (see page 146). In the period beyond the 5 year forecast we have reviewed the profits inherent in the terminal period and based on these and our expectations for the German business we believe it is probable the German losses will be fully utilised. Based on the current forecasts the losses will be fully utilised over the next 4 to 8 years. This period has decreased compared to the prior year as a result of restructuring the German businesses. A 5%-10% change in the forecast profits of the German business would alter the utilisation period by 1 year. Deferred tax assets on losses in Spain The Group has tax losses of €4,627 million (2021: €4,334 million) which are available to offset against the future profits of the Grupo Corporativo ONO business. The losses do not expire, and no deferred tax asset is recognised for these losses due to the trading environment in Spain. Deferred tax assets in Italy The Group has a recognised deferred tax asset of €411 million (2021: €162 million), including €71 million (2021: €27 million) relating to tax losses in Italy. The deferred tax asset increased in the year following a revaluation of the Italian business’s assets for tax purposes. The Italian business has historically been profitable and is forecasted to return to profitability, absent the impacts from the revaluation of assets, in the short term. Other tax losses The Group has losses amounting to €8,444 million (2021: €8,285 million) in respect of UK subsidiaries which are only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised, as in the prior year. The remaining losses relate to a number of other jurisdictions across the Group. There are also €2,365 million (2021: €2,092 million) of unrecognised temporary differences relating to treasury items and other items. Impact of climate risks The recovery of the Group’s deferred tax assets is dependent on its forecasts of future profitability and the climate related risks identified on page 148 have been considered in the Group’s assessment of the recovery of those assets. The Group does not expect the climate related risks to have an impact on the ability of Luxembourg to continue to provide the internal financing, procurement, and roaming activities to other members of the Group. Unremitted earnings No deferred tax liability has been recognised in respect of a further €8,599 million (2021: €7,522 million) of unremitted earnings of subsidiaries because the Group is in a position to control the timing of the reversal of the temporary difference, and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings. Strategic report Governance Financials Other information 158 Vodafone Group Plc  Annual Report on Form 20-F 2022

Overview Strategic Report Governance Financials Other information 159 Vodafone Group Plc Annual Report 2022 7. Discontinued operations and assets held for sale The Group classifies certain of its assets that it expects to dispose as either discontinued operations or as held for sale. The Group classifies non-current assets and assets and liabilities within disposal groups (‘assets’) as held for sale if the assets are available immediately for sale in their present condition, management is committed to a plan to sell the assets under usual terms, it is highly probable that their carrying amounts will be recovered principally through a sale transaction rather than through continuing use and the sale is expected to be completed within one year from the date of the initial classification. Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position and are measured at the lower of their carrying amount and fair value less costs to sell. Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale; this also applies in respect of assets held by equity accounted associates and joint ventures. Where operations constitute a separately reportable segment (see note 2 ‘Revenue disaggregation and segmental analysis’) and have been disposed of, or are classified as held for sale, the Group classifies such operations as discontinued. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Group consolidated income statement. Discontinued operations are also excluded from segment reporting. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise. Discontinued operations The Group did not have any discontinued operations in the year ended 31 March 2022 or the comparative years ended 31 March 2021 and 31 March 2020. Assets held for sale Assets held for sale at 31 March 2022 comprise the Group’s 21.0% interest in Indus Towers (2021: 28.1%). The Group’s interest in Indus Towers has been provided as security against both certain bank borrowings (see note 21 ‘Borrowings’) and partly to the pledges provided to the new Indus Towers entity under the terms of the merger between erstwhile Indus Towers and Bharti Infratel (see note 29 ‘Contingent liabilities and legal proceedings’). The relevant assets are detailed in the table below. 2022 2021 €m €m Non-current assets Investments in associates and joint ventures 959 1,257 Assets held for sale 959 1,257 N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 158 Vodafone Group Plc Annual Report 2021 2020 6. Taxation (continued) This assessment also included a review of the commercial structures supporting the profits generated from these activities and considered the factors, under the Group’s control, which could impact the ability of these activities to generate taxable profits. We have assessed that the current structure continues to be sustainable under the tax laws substantively enacted at the balance sheet date and the Group’s intentions to keep these activities in Luxembourg remains unchanged. Based on the current forecasts, €3,546 million (2021: €2,881 million) of the deferred tax asset is forecast to be used within the next 10 years, and €6,953 million (2021: €4,891 million) used within 20 years. The losses are projected to be fully utilised over the next 45 to 48 years. The decrease in the recovery period over the prior year is principally a result of higher interest rates, driving margins up on existing financing activities combined with the reversal of previously tax deductible impairments. These same factors also meant the Group recognised €699m of previously unrecognised deferred tax asset as the latest forecast show these losses will be used within 60 years. The Group previously did not recognise the asset as the losses were forecast to be used beyond 60 years. An increase or decrease in the forecast income in Luxembourg in each year of 5%-10% would change the period over which the losses will be fully utilised by 2 to 5 years. The Group uses a change in forecast income to understand the impact that a change in interest rates or level of debt advanced by the Luxembourg companies could have on the recovery period of the losses. Any future changes in tax law, including those driven by OECD, EU or domestic tax reforms or the structure of the Group could have a significant effect on the use of the Luxembourg losses, including the period over which these losses can be utilised. The Group has reviewed the OECD model rules and supporting commentary and does not anticipate a significant impact on its ability to continue to use our losses in Luxembourg. On the basis that future changes in tax laws are unknown, the profit forecasts assume that existing tax laws continue. Based on the above factors the Group concludes that it is probable that the Luxembourg companies will continue to generate taxable profits in the future against which it will use these losses. In addition to the above, €13,298 million (2021; €12,975 million) of the Group’s Luxembourg losses expire after 12-17 years and no deferred tax asset is recognised as they will expire before we can use these losses. The remaining losses do not expire. We also have €9,136 million (2021: €9,136 million) of Luxembourg losses in a former Cable & Wireless Worldwide Group company, for which no deferred tax asset has been recognised as it is uncertain whether these losses will be utilised. Deferred tax assets on losses in Germany The Group has tax losses of €13,955 million (2021: €16,296 million) in Germany arising on the write down of investments in Germany in 2000. The losses are available to use against both German federal and trade tax liabilities and they do not expire. A deferred tax asset of €2,170 million (2021: €2,529 million) has been recognised in respect of these losses as we conclude it is probable that the German business will continue to generate taxable profits in the future against which we can utilise these losses. The Group has reviewed the latest forecasts for the German business which incorporate the unsystematic risks of operating in the telecommunications business (see page 146). In the period beyond the 5 year forecast we have reviewed the profits inherent in the terminal period and based on these and our expectations for the German business we believe it is probable the German losses will be fully utilised. Based on the current forecasts the losses will be fully utilised over the next 4 to 8 years. This period has decreased compared to the prior year as a result of restructuring the German businesses. A 5%-10% change in the forecast profits of the German business would alter the utilisation period by 1 year. Deferred tax assets on losses in Spain The Group has tax losses of €4,627 million (2021: €4,334 million) which are available to offset against the future profits of the Grupo Corporativo ONO business. The losses do not expire, and no deferred tax asset is recognised for these losses due to the trading environment in Spain. Deferred tax assets in Italy The Group has a recognised deferred tax asset of €411 million (2021: €162 million), including €71 million (2021: €27 million) relating to tax losses in Italy. The deferred tax asset increased in the year following a revaluation of the Italian business’s assets for tax purposes. The Italian business has historically been profitable and is forecasted to return to profitability, absent the impacts from the revaluation of assets, in the short term. Other tax losses The Group has losses amounting to €8,444 million (2021: €8,285 million) in respect of UK subsidiaries which are only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised, as in the prior year. The remaining losses relate to a number of other jurisdictions across the Group. There are also €2,365 million (2021: €2,092 million) of unrecognised temporary differences relating to treasury items and other items. Impact of climate risks The recovery of the Group’s deferred tax assets is dependent on its forecasts of future profitability and the climate related risks identified on page 148 have been considered in the Group’s assessment of the recovery of those assets. The Group does not expect the climate related risks to have an impact on the ability of Luxembourg to continue to provide the internal financing, procurement, and roaming activities to other members of the Group. Unremitted earnings No deferred tax liability has been recognised in respect of a further €8,599 million (2021: €7,522 million) of unremitted earnings of subsidiaries because the Group is in a position to control the timing of the reversal of the temporary difference, and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings. Strategic report Governance Financials Other information 159 Vodafone Group Plc  Annual Report on Form 20-F 2022

160 Vodafone Group Plc
Annual Report on Form 20-F 2022

Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

8. Earnings per share

Basic earnings per share is the amount of profit generated for the financial year attributable to equity shareholders divided by the weighted average number of shares in issue during the year.

	2022 Millions	2021 Millions	2020 Millions
Weighted average number of shares for basic earnings per share	29,012	29,592	29,422
Effect of dilutive potential shares: restricted shares and share options	97	91	–
Weighted average number of shares for diluted earnings per share	**29,109**	**29,683**	**29,422**

	2022 €m	2021 €m	2020 €m
Profit/(loss) for earnings per share from continuing operations	2,088	112	(920)
Profit/(loss) for basic and diluted earnings per share	**2,088**	**112**	**(920)**

	eurocents	eurocents	eurocents
Basic earnings/(loss) per share from continuing operations	7.20c	0.38c	(3.13)c
Basic earnings/(loss) per share	**7.20c**	**0.38c**	**(3.13)c**

	eurocents	eurocents	eurocents
Diluted earnings/(loss) per share from continuing operations	7.17c	0.38c	(3.13)c
Diluted earnings/(loss) per share	**7.17c**	**0.38c**	**(3.13)c**

9. Equity dividends

Dividends are one type of shareholder return, historically paid to our shareholders in February and August.

	2022 €m	2021 €m	2020 €m
Declared during the financial year			
Final dividend for the year ended 31 March 2021: 4.50 eurocents per share (2020: 4.50 eurocents per share, 2019: 4.16 eurocents per share)	1,254	1,205	1,112
Interim dividend for the year ended 31 March 2022: 4.50 eurocents per share (2021: 4.50 eurocents per share, 2020: 4.50 eurocents per share)	1,229	1,207	1,205
	2,483	**2,412**	**2,317**
Proposed after the end of the year and not recognised as a liability			
Final dividend for the year ended 31 March 2022: 4.50 eurocents per share (2021: 4.50 eurocents per share, 2020: 4.50 eurocents per share)	**1,265**	**1,260**	**1,205**

Overview Strategic Report Governance Financials Other information 161 Vodafone Group Plc Annual Report 2022 10. Intangible assets The statement of financial position contains significant intangible assets, mainly in relation to goodwill and licences and spectrum. Goodwill, which arises when we acquire a business and pay a higher amount than the fair value of its net assets primarily due to the synergies we expect to create, is not amortised but is subject to annual impairment reviews. Licences and spectrum are amortised over the life of the licence. For further details see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation ‘ to the consolidated financial statements. Accounting policies Identifiable intangible assets are recognised when the Group controls the asset, it is probable that future economic benefits attributed to the asset will flow to the Group and the cost of the asset can be reliably measured. Identifiable intangible assets are recognised at fair value when the Group completes a business combination. The determination of the fair values of the separately identified intangibles, is based, to a considerable extent, on management’s judgement. Goodwill Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is evidence that it may be impaired. Goodwill is denominated in the currency of the acquired entity and revalued to the closing exchange rate at each reporting period date. Negative goodwill arising on an acquisition is recognised directly in the income statement. On disposal of a subsidiary or a joint arrangement, the attributable amount of goodwill is included in the determination of the profit or loss recognised in the income statement on disposal. Finite lived intangible assets Intangible assets with finite lives are stated at acquisition or development cost, less accumulated amortisation. The amortisation period and method is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. Licence and spectrum fees Amortisation periods for licence and spectrum fees are determined primarily by reference to the unexpired licence period, the conditions for licence renewal and whether licences are dependent on specific technologies. Amortisation is charged to the income statement on a straight- line basis over the estimated useful lives from the commencement of related network services. Computer software Computer software comprises software purchased from third parties as well as the cost of internally developed software. Computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and are probable of producing future economic benefits, are recognised as intangible assets. Direct costs of software development include employee costs and directly attributable overheads. Software integral to an item of hardware equipment is classified as property, plant and equipment. Costs associated with maintaining software programs are recognised as an expense when they are incurred. Amortisation is charged to the income statement on a straight-line basis over the estimated useful life from the date the software is available for use. Other intangible assets Other intangible assets, including brands and customer bases, are recorded at fair value at the date of acquisition. Amortisation is charged to the income statement, over the estimated useful lives of intangible assets from the date they are available for use, on a straight-line basis. The amortisation basis adopted for each class of intangible asset reflects the Group’s consumption of the economic benefit from that asset. Estimated useful lives The estimated useful lives of finite lived intangible assets are as follows: – Licence and spectrum fees 3 - 40 years – Computer software 3 - 5 years – Brands 1 - 10 years – Customer bases 2 - 32 years N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 160 Vodafone Group Plc Annual Report 2021 2020 8. Earnings per share Basic earnings per share is the amount of profit generated for the financial year attributable to equity shareholders divided by the weighted average number of shares in issue during the year. 2022 2021 2020 Millions Millions Millions Weighted average number of shares for basic earnings per share 29,012 29,592 29,422 Effect of dilutive potential shares: restricted shares and share options 97 91 – Weighted average number of shares for diluted earnings per share 29,109 29,683 29,422 2022 2021 2020 €m €m €m Profit/(loss) for earnings per share from continuing operations 2,088 112 (920) Profit/(loss) for basic and diluted earnings per share 2,088 112 (920) eurocents eurocents eurocents Basic earnings/(loss) per share from continuing operations 7.20c 0.38c (3.13)c Basic earnings/(loss) per share 7.20c 0.38c (3.13)c eurocents eurocents eurocents Diluted earnings/(loss) per share from continuing operations 7.17c 0.38c (3.13)c Diluted earnings/(loss) per share 7.17c 0.38c (3.13)c 9. Equity dividends Dividends are one type of shareholder return, historically paid to our shareholders in February and August. 2022 2021 2020 €m €m €m Declared during the financial year Final dividend for the year ended 31 March 2021: 4.50 eurocents per share 1,254 1,205 1,112 (2020: 4.50 eurocents per share, 2019: 4.16 eurocents per share) Interim dividend for the year ended 31 March 2022: 4.50 eurocents per share 1,229 1,207 1,205 (2021: 4.50 eurocents per share, 2020: 4.50 eurocents per share) 2,483 2,412 2,317 Proposed after the end of the year and not recognised as a liability Final dividend for the year ended 31 March 2022: 4.50 eurocents per share 1,265 1,260 1,205 (2021: 4.50 eurocents per share, 2020: 4.50 eurocents per share) Strategic report Governance Financials Other information 161 Vodafone Group Plc  Annual Report on Form 20-F 2022

162 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

10. Intangible assets (continued)

	Goodwill €m	Licence and spectrum fees[1] €m	Computer software €m	Customer bases €m	Other €m	Total €m
Cost						
1 April 2020	**99,170**	**32,691**	**16,768**	**11,964**	**453**	**161,046**
Exchange movements	107	234	43	144	11	539
Arising on acquisition	87	–	–	200	–	287
Additions	–	896	2,462	1	8	3,367
Disposals	–	(293)	(1,651)	(1)	(2)	(1,947)
Other	–	–	211	–	(4)	207
31 March 2021	**99,364**	**33,528**	**17,833**	**12,308**	**466**	**163,499**
Exchange movements	(21)	(148)	(60)	80	1	(148)
Arising on acquisition	(10)	–	–	54	–	44
Additions	–	901	2,727	–	7	3,635
Disposals	–	(356)	(2,823)	–	(1)	(3,180)
Other	–	1	36	–	(10)	27
31 March 2022	**99,333**	**33,926**	**17,713**	**12,442**	**463**	**163,877**
Accumulated impairment losses and amortisation						
1 April 2020	**67,792**	**20,360**	**11,737**	**6,705**	**443**	**107,037**
Exchange movements	(159)	255	3	131	11	241
Amortisation charge for the year	–	1,721	2,210	488	2	4,421
Disposals	–	(293)	(1,643)	–	(1)	(1,937)
Other	–	–	189	–	(1)	188
31 March 2021	**67,633**	**22,043**	**12,496**	**7,324**	**454**	**109,950**
Exchange movements	(184)	(35)	(72)	70	1	(220)
Amortisation charge for the year	–	1,306	2,225	509	4	4,044
Disposals	–	(351)	(2,821)	–	(1)	(3,173)
Other	–	–	39	–	(7)	32
31 March 2022	**67,449**	**22,963**	**11,867**	**7,903**	**451**	**110,633**
Net book value						
31 March 2021	**31,731**	**11,485**	**5,337**	**4,984**	**12**	**53,549**
31 March 2022	**31,884**	**10,963**	**5,846**	**4,539**	**12**	**53,244**

Note:
1 Includes €229 million in relation to licences and spectrum issued in the UK, which was settled from a deposit made in the year ended 31 March 2021 as part of the auction process. The consolidated statement of cash flows for the year ended 31 March 2022 includes a return of €167 million in relation to the portion of the deposit refunded.

For licences and spectrum fees and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. Included in the net book value of computer software are assets in the course of construction, which are not depreciated, with a cost of €1,955m (2021: €1,541m).

The net book value and expiry dates of the most significant licences are as follows:

	Expiry dates	2022 €m	2021 €m
Germany	2025/2033/2040	3,270	3,564
Italy	2029/2037	3,415	3,429
UK	2023/2033/2038/2041	1,209	1,383
Spain	2028/2030/2031/2038/2041	809	567

The remaining amortisation period for each of the licences in the table above corresponds to the expiry date of the respective licence. A summary of the Group's most significant spectrum licences can be found on page 247.

Overview Strategic Report Governance Financials Other information 163 Vodafone Group Plc Annual Report 2022 11. Property, plant and equipment The Group makes significant investments in network equipment and infrastructure – the base stations and technology required to operate our networks – that form the majority of our tangible assets. All assets are depreciated over their useful economic lives. For further details on the estimation of useful economic lives, see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation ‘to the consolidated financial statements. Accounting policies Land and buildings held for use are stated in the statement of financial position at their cost, less any accumulated depreciation and any accumulated impairment losses. Amounts for equipment, fixtures and fittings, which includes network infrastructure assets are stated at cost less accumulated depreciation and any accumulated impairment losses. Assets in the course of construction are carried at cost, less any recognised impairment losses. Depreciation of these assets commences when the assets are ready for their intended use. The cost of property, plant and equipment includes directly attributable incremental costs incurred in their acquisition and installation. Depreciation is charged so as to write off the cost of assets, other than land, using the straight-line method, over their estimated useful lives, as follows: Land and buildings – Freehold buildings 25 - 50 years – Leasehold premises the term of the lease Equipment, fixtures and fittings – Network infrastructure and other 1 - 35 years Depreciation is not provided on freehold land. Right-of-use assets arising from the Group’s lease arrangements are depreciated over their reasonably certain lease term, as determined under the Group’s leases policy (see note 20 ‘Leases’ and ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 for details). The gain or loss arising on the disposal, retirement or granting of a finance lease on an item of property, plant and equipment is determined as the difference between any proceeds from sale or receivables arising on a lease and the carrying amount of the asset and is recognised in the income statement. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 162 Vodafone Group Plc Annual Report 2022 2020 10. Intangible assets (continued) Licence and Computer Customer Goodwill spectrum fees1 software bases Other Total €m €m €m €m €m €m Cost 1 April 2020 99,170 32,691 16,768 11,964 453 161,046 Exchange movements 107 234 43 144 11 539 Arising on acquisition 87 – – 200 – 287 Additions – 896 2,462 1 8 3,367 Disposals – (293) (1,651) (1) (2) (1,947) Other – – 211 – (4) 207 31 March 2021 99,364 33,528 17,833 12,308 466 163,499 Exchange movements (21) (148) (60) 80 1 (148) Arising on acquisition (10) – – 54 – 44 Additions – 901 2,727 – 7 3,635 Disposals – (356) (2,823) – (1) (3,180) Other – 1 36 – (10) 27 31 March 2022 99,333 33,926 17,713 12,442 463 163,877 Accumulated impairment losses and amortisation 1 April 2020 67,792 20,360 11,737 6,705 443 107,037 Exchange movements (159) 255 3 131 11 241 Amortisation charge for the year – 1,721 2,210 488 2 4,421 Disposals – (293) (1,643) – (1) (1,937) Other – – 189 – (1) 188 31 March 2021 67,633 22,043 12,496 7,324 454 109,950 Exchange movements (184) (35) (72) 70 1 (220) Amortisation charge for the year – 1,306 2,225 509 4 4,044 Disposals – (351) (2,821) – (1) (3,173) Other – – 39 – (7) 32 31 March 2022 67,449 22,963 11,867 7,903 451 110,633 Net book value 31 March 2021 31,731 11,485 5,337 4,984 12 53,549 31 March 2022 31,884 10,963 5,846 4,539 12 53,244 Note: 1 Includes €229 million in relation to licences and spectrum issued in the UK, which was settled from a deposit made in the year ended 31 March 2021 as part of the auction process. The consolidated statement of cash flows for the year ended 31 March 2022 includes a return of €167 million in relation to the portion of the deposit refunded. For licences and spectrum fees and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. Included in the net book value of computer software are assets in the course of construction, which are not depreciated, with a cost of €1,955m (2021: €1,541m). The net book value and expiry dates of the most significant licences are as follows: 2022 2021 Expiry dates €m €m Germany 2025/2033/2040 3,270 3,564 Italy 2029/2037 3,415 3,429 UK 2023/2033/2038/2041 1,209 1,383 Spain 2028/2030/2031/2038/2041 809 567 The remaining amortisation period for each of the licences in the table above corresponds to the expiry date of the respective licence. A summary of the Group’s most significant spectrum licences can be found on page 247. Strategic report Governance Financials Other information 163 Vodafone Group Plc  Annual Report on Form 20-F 2022

164 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

11. Property, plant and equipment (continued)

	Land and buildings €m	Equipment fixtures and fittings €m	Total €m
Cost			
1 April 2020	**2,261**	**72,305**	**74,566**
Exchange movements	25	188	213
Arising on acquisition	74	19	93
Additions	47	5,666	5,713
Disposals	(100)	(2,512)	(2,612)
Other	8	308	316
31 March 2021	**2,315**	**75,974**	**78,289**
Exchange movements	1	(265)	(264)
Arising on acquisition	(74)	44	(30)
Additions	41	5,845	5,886
Disposals	(200)	(2,280)	(2,480)
Other	263	2	265
31 March 2022	**2,346**	**79,320**	**81,666**
Accumulated depreciation and impairment			
1 April 2020	1,269	44,933	46,202
Exchange movements	8	114	122
Charge for the year	39	5,727	5,766
Disposals	(97)	(2,448)	(2,545)
Other	(3)	77	74
31 March 2021	**1,216**	**48,403**	**49,619**
Exchange movements	3	(171)	(168)
Charge for the year	117	5,740	5,857
Disposals	(191)	(2,240)	(2,431)
Other	224	(223)	1
31 March 2022	**1,369**	**51,509**	**52,878**
Net book value			
31 March 2021	**1,099**	**27,571**	**28,670**
31 March 2022	**977**	**27,811**	**28,788**

Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of €12 million (2021: €15 million) and €2,353 million (2021: €2,243 million) respectively. Also included in the book value of equipment, fixtures and fittings are assets leased out by the Group under operating leases, with a cost of €2,998 million (2021: €2,930 million), accumulated depreciation of €2,050 million (2021: €1,828 million) and net book value of €948 million (2021: €1,102 million).

Right-of-use assets arising from the Group's lease arrangements are recorded within property, plant and equipment:

	2022 €m	2021 €m
Property, plant and equipment (owned assets)	28,788	28,670
Right-of-use assets[1]	12,016	12,573
31 March	**40,804**	**41,243**

Note:
1 Additions of €3,828 million (2021: €5,306 million) and a depreciation charge of €3,944 million (2021: €3,914 million) were recorded in respect of right-of-use assets during the year to 31 March 2022.

Overview Strategic Report Governance Financials Other information 165 Vodafone Group Plc Annual Report 2022 12. Investments in associates and joint arrangements The Group holds interests in associates in Kenya and in India, where we have significant influence, as well as in a number of joint arrangements in the UK, Italy, the Netherlands, India and Australia, where we share control with one or more third parties. For further details see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation ‘to the consolidated financial statements. Accounting policies Interests in joint arrangements A joint arrangement is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control; that is, when the relevant activities that significantly affect the investee’s returns require the unanimous consent of the parties sharing control. Joint arrangements are either joint operations or joint ventures. Gains or losses resulting from the contribution or sale of a subsidiary as part of the formation of a joint arrangement are recognised in respect of the Group’s entire equity holding in the subsidiary. Joint operations A joint operation is a joint arrangement whereby the parties that have joint control have the rights to the assets, and obligations for the liabilities, relating to the arrangement or that other facts and circumstances indicate that this is the case. The Group’s share of assets, liabilities, revenue, expenses and cash flows are combined with the equivalent items in the financial statements on a line-by-line basis. Any goodwill arising on the acquisition of the Group’s interest in a joint operation is accounted for in accordance with the Group’s accounting policy for goodwill arising on the acquisition of a subsidiary. Joint ventures A joint venture is a joint arrangement whereby the parties that have joint control have the rights to the net assets of the arrangement. At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint venture is recognised as goodwill. The goodwill is included within the carrying amount of the investment. The results and assets and liabilities of joint ventures, other than those joint ventures or part thereof that are held for sale (see note 7 ‘Discontinued operations and assets and liabilities held for sale’), are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in joint ventures are carried in the consolidated statement of financial position at cost adjusted for post-acquisition changes in the Group’s share of the net assets of the joint venture, less any impairment in the value of the investment. The Group’s share of post-tax profits or losses are recognised in the consolidated income statement. Losses of a joint venture in excess of the Group’s interest in that joint venture are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture. Associates An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint arrangement. Significant influence is the power to participate in the financial and operating policy decisions of the investee but where the Group does not have control or joint control over those policies. At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate is recognised as goodwill. The goodwill is included within the carrying amount of the investment. The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the same equity method of accounting used for joint ventures, described above. Joint operations The Company’s principal joint operation has share capital consisting solely of ordinary shares and is indirectly held, and principally operates in the UK. The financial and operating activities of the operation are jointly controlled by the participating shareholders and are primarily designed for all but an insignificant amount of the output to be consumed by the shareholders. Country of incorporation or registration Percentage shareholding1 Percentage shareholding1 Name of joint operation Principal activity 2022 2021 Cornerstone Telecommunications Infrastructure Limited Network infrastructure UK 50.0 50.0 Note: 1 Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 164 Vodafone Group Plc Annual Report 2022 2020 11. Property, plant and equipment (continued) Equipment, Land and fixtures buildings and fittings Total €m €m €m Cost 1 April 2020 2,261 72,305 74,566 Exchange movements 25 188 213 Arising on acquisition 74 19 93 Additions 47 5,666 5,713 Disposals (100) (2,512) (2,612) Other 8 308 316 31 March 2021 2,315 75,974 78,289 Exchange movements 1 (265) (264) Arising on acquisition (74) 44 (30) Additions 41 5,845 5,886 Disposals (200) (2,280) (2,480) Other 263 2 265 31 March 2022 2,346 79,320 81,666 Accumulated depreciation and impairment 1 April 2020 1,269 44,933 46,202 Exchange movements 8 114 122 Charge for the year 39 5,727 5,766 Disposals (97) (2,448) (2,545) Other (3) 77 74 31 March 2021 1,216 48,403 49,619 Exchange movements 3 (171) (168) Charge for the year 117 5,740 5,857 Disposals (191) (2,240) (2,431) Other 224 (223) 1 31 March 2022 1,369 51,509 52,878 Net book value 31 March 2021 1,099 27,571 28,670 31 March 2022 977 27,811 28,788 Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of €12 million (2021: €15 million) and €2,353 million (2021: €2,243 million) respectively. Also included in the book value of equipment, fixtures and fittings are assets leased out by the Group under operating leases, with a cost of €2,998 million (2021: €2,930 million), accumulated depreciation of €2,050 million (2021: €1,828 million) and net book value of €948 million (2021: €1,102 million). Right-of-use assets arising from the Group’s lease arrangements are recorded within property, plant and equipment: 2022 2021 €m €m Property, plant and equipment (owned assets) 28,788 28,670 Right-of-use assets1 12,016 12,573 31 March 40,804 41,243 Note: 1 Additions of €3,828 million (2021: €5,306 million) and a depreciation charge of €3,944 million (2021: €3,914 million) were recorded in respect of right-of-use assets during the year to 31 March 2022. Strategic report Governance Financials Other information 165 Vodafone Group Plc  Annual Report on Form 20-F 2022

166 Vodafone Group Plc Annual Report on Form 20-F 2022 | Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements (continued)

Joint ventures and associates

	2022 €m	2021 €m
Investments in joint ventures	3,781	4,249
Investments in associates	487	421
31 March	**4,268**	**4,670**

Joint ventures

The financial and operating activities of the Group's joint ventures are jointly controlled by the participating shareholders. The participating shareholders have rights to the net assets of the joint ventures through their equity shareholdings. Unless otherwise stated, the Company's principal joint ventures all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all joint ventures is also their principal place of operation.

Name of joint venture	Principal activity	Country of incorporation or registration	Percentage shareholdings[1] 2022	Percentage shareholdings[1] 2021
Infrastructture Wireless Italiane (INWIT) S.p.A.[2]	Network infrastructure	Italy	33.2	33.2
VodafoneZiggo Group Holding B.V.	Network operator	Netherlands	50.0	50.0
TPG Telecom Limited[3]	Network operator	Australia	25.1	25.1
Vodafone Idea Limited[4]	Network operator	India	47.6	44.4

Notes:
1 Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent.
2 At 31 March 2022 the fair value of the Group's interest in INWIT S.p.A. was €3,238 million (2021: €3,026 million) based on the quoted share price on the Milan Stock Exchange.
3 At 31 March 2022 the fair value of the Group's interest in TPG Telecom Limited was AUD 2,818 million (€1,902 million) (2021: AUD 2,948 million (€1,911 million)) based on the quoted share price on ASX.
4 At 31 March 2022 the fair value of the Group's interest in Vodafone Idea Limited was INR 148 billion (€1,750 million) (2021: INR 118 billion (€1,373 million)) based on the quoted share price on the National Stock Exchange of India.

Vodafone Idea Limited

The Group's carrying value in Vodafone Idea Limited ('VIL') reduced to €nil at 30 September 2019. The Group's share of VIL's losses not recognised at 31 March 2022 is €5,120 million (31 March 2021: €3,562 million). Significant uncertainties exist in relation to VIL's ability to generate the cash flow it requires to settle or its ability to refinance its liabilities and guarantees as they fall due (see note 29 'Contingent liabilities and legal proceedings').

The value of the Group's 21.0% shareholding in Indus Towers Limited is, in part, dependent on the income generated by Indus Towers Limited from tower rentals to major customers, including VIL. Any inability of these major customers to pay such amounts in the future may result in an impairment in the carrying value (31 March 2022: €1.0 billion) of the Group's investment in Indus Towers Limited.

TPG Telecom Limited

TPG Telecom Limited is listed on the Australian Securities Exchange ('ASX'). Vodafone and Hutchison Telecommunications (Australia) Limited each own an economic interest of 25.05%, with the remaining 49.9% listed as free float on the ASX. The financial information presented in the tables below includes debt held within the structure that holds the Group's interest in TPG.

The following table provides aggregated financial information for the Group's joint ventures as it relates to the amounts recognised in the income statement, statement of comprehensive income and statement of financial position.

INWIT S.p.A.

Financial information presented for INWIT S.p.A. for the years to 31 March 2022 and 31 March 2021 is based on INWIT S.p.A.'s financial results and financial position as at 31 December 2021 and 31 December 2020, respectively, being the latest financial information available to the Group on completing the financial statements for each year.

	Investment in joint ventures		Profit/(loss) from continuing operations[2]		
	2022 €m	2021 €m	2022 €m	2021 €m	2020 €m
INWIT S.p.A.	2,851	2,920	27	3	–
VodafoneZiggo Group Holding B.V.	822	1,190	(19)	(232)	(64)
TPG Telecom Limited[1]	84	104	(5)	98	(35)
Indus Towers Limited	–	–	–	–	19
Vodafone Idea Limited	–	–	–	–	(2,546)
Other	24	35	(14)	(15)	(125)
Total	**3,781**	**4,249**	**(11)**	**(146)**	**(2,751)**

Notes:
1 Amounts presented reflect Vodafone Hutchison Australia Pty Limited results only until the date of the merger with TPG Telecom Limited on 26 June 2020, subsequent of which the combined results are presented.
2 Total Other comprehensive (expense)/income is not materially different to profit/(loss) from continuing operations.

Overview Strategic Report Governance Financials Other information 167 Vodafone Group Plc Annual Report 2022 Summarised financial information Summarised financial information for each of the Group’s material joint ventures on a 100% ownership basis is set out below. Financial information presented for the year to, and as at 31 March 2021, has been updated to reflect the release of full year financial information by VIL. As disclosed above, the Group’s investment in VIL was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL’s results since that date. INWIT S.p.A. VodafoneZiggo Group Holding B.V. 2022 2021 2020 2022 2021 2020 €m €m €m €m €m €m Income statement Revenue 785 562 – 4,056 4,010 3,948 Operating expenses (70) (46) – (2,104) (2,058) (2,163) Depreciation and amortisation (513) (398) – (1,592) (1,658) (1,528) Other income – – – – 25 – Operating profit 202 118 – 360 319 257 Interest income – – – – – – Interest expense (90) (101) – (276) (658) (343) Profit/(loss) before tax 112 17 – 84 (339) (86) Income tax expense (30) (7) – (121) (125) (42) Profit/(loss) from continuing operations1 82 10 – (37) (464) (128) TPG Telecom Limited Vodafone Idea Limited 2022 2021 2020 2022 2021 2020 €m €m €m €m €m €m Income statement Revenue 3,375 3,010 2,108 4,450 4,847 5,704 Operating expenses (2,292) (2,096) (1,489) (2,802) (3,133) (4,938) Depreciation and amortisation (914) (769) (508) (2,390) (2,442) (2,426) Other income – – – (34) (2,135) (6,627) Operating profit/(loss) 169 145 111 (776) (2,863) (8,287) Interest income – 1 4 14 32 147 Interest expense (122) (201) (256) (2,297) (2,035) (1,740) Profit/(loss) before tax 47 (55) (141) (3,059) (4,866) (9,880) Income tax (expense)/credit (27) 495 – 2 – – Profit/(loss) from continuing operations1 20 440 (141) (3,057) (4,866) (9,880) Note: 1 Total Other comprehensive income/(expense) is not materially different to profit/(loss) from continuing operations. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 166 Vodafone Group Plc Annual Report 2022 2020 12. Investments in associates and joint arrangements (continued) Joint ventures and associates 2022 2021 €m €m Investments in joint ventures 3,781 4,249 Investments in associates 487 421 31 March 4,268 4,670 Joint ventures The financial and operating activities of the Group’s joint ventures are jointly controlled by the participating shareholders. The participating shareholders have rights to the net assets of the joint ventures through their equity shareholdings. Unless otherwise stated, the Company’s principal joint ventures all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all joint ventures is also their principal place of operation. Country of incorporation or registration Percentage shareholdings1 Percentage shareholdings1 Name of joint venture Principal activity 2022 2021 Infrastructture Wireless Italiane (INWIT) S.p.A.2 Network infrastructure Italy 33.2 33.2 VodafoneZiggo Group Holding B.V. Network operator Netherlands 50.0 50.0 TPG Telecom Limited3 Network operator Australia 25.1 25.1 Vodafone Idea Limited4 Network operator India 47.6 44.4 Notes: 1 Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent. 2 At 31 March 2022 the fair value of the Group’s interest in INWIT S.p.A. was €3,238 million (2021: €3,026 million) based on the quoted share price on the Milan Stock Exchange. 3 At 31 March 2022 the fair value of the Group’s interest in TPG Telecom Limited was AUD 2,818 million (€1,902 million) (2021: AUD 2,948 million (€1,911 million)) based on the quoted share price on ASX. 4 At 31 March 2022 the fair value of the Group’s interest in Vodafone Idea Limited was INR 148 billion (€1,750 million) (2021: INR 118 billion (€1,373 million)) based on the quoted share price on the National Stock Exchange of India. Vodafone Idea Limited The Group’s carrying value in Vodafone Idea Limited (‘VIL’) reduced to €nil at 30 September 2019. The Group’s share of VIL’s losses not recognised at 31 March 2022 is €5,120 million (31 March 2021: €3,562 million). Significant uncertainties exist in relation to VIL’s ability to generate the cash flow it requires to settle or its ability to refinance its liabilities and guarantees as they fall due (see note 29 ‘Contingent liabilities and legal proceedings’). The value of the Group’s 21.0% shareholding in Indus Towers Limited is, in part, dependent on the income generated by Indus Towers Limited from tower rentals to major customers, including VIL. Any inability of these major customers to pay such amounts in the future may result in an impairment in the carrying value (31 March 2022: €1.0 billion) of the Group’s investment in Indus Towers Limited. TPG Telecom Limited TPG Telecom Limited is listed on the Australian Securities Exchange (‘ASX’). Vodafone and Hutchison Telecommunications (Australia) Limited each own an economic interest of 25.05%, with the remaining 49.9% listed as free float on the ASX. The financial information presented in the tables below includes debt held within the structure that holds the Group’s interest in TPG. The following table provides aggregated financial information for the Group’s joint ventures as it relates to the amounts recognised in the income statement, statement of comprehensive income and statement of financial position. INWIT S.p.A. Financial information presented for INWIT S.p.A. for the years to 31 March 2022 and 31 March 2021 is based on INWIT S.p.A’s financial results and financial position as at 31 December 2021 and 31 December 2020, respectively, being the latest financial information available to the Group on completing the financial statements for each year. Investment in joint ventures Profit/(loss) from continuing operations2 2022 2021 2022 2021 2020 €m €m €m €m €m INWIT S.p.A. 2,851 2,920 27 3 – VodafoneZiggo Group Holding B.V. 822 1,190 (19) (232) (64) TPG Telecom Limited1 84 104 (5) 98 (35) Indus Towers Limited – – – – 19 Vodafone Idea Limited – – – – (2,546) Other 24 35 (14) (15) (125) Total 3,781 4,249 (11) (146) (2,751) Notes: 1 Amounts presented reflect Vodafone Hutchison Australia Pty Limited results only until the date of the merger with TPG Telecom Limited on 26 June 2020, subsequent of which the combined results are presented. 2 Total Other comprehensive (expense)/income is not materially different to profit/(loss) from continuing operations. Strategic report Governance Financials Other information 167 Vodafone Group Plc  Annual Report on Form 20-F 2022

168 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements (continued)

	INWIT S.p.A.		VodafoneZiggo Group Holding B.V.	
	2022 €m	2021 €m	2022 €m	2021 €m
Statement of financial position				
Non-current assets	14,532	14,422	16,521	16,978
Current assets	270	256	739	911
Total assets	14,802	14,678	17,260	17,889
Equity shareholders' funds	8,595	8,801	1,643	2,380
Non-current liabilities	5,672	5,536	13,187	13,025
Current liabilities	535	341	2,430	2,484
Cash and cash equivalents within current assets	96	120	190	330
Non-current liabilities excluding trade and other payables and provisions	5,420	5,314	13,007	12,466
Current liabilities excluding trade and other payables and provisions	319	185	1,282	1,154

	TPG Telecom Limited		Vodafone Idea Limited[1]	
	2022 €m	2021 €m	2022 €m	2021 €m
Statement of financial position				
Non-current assets	10,638	10,272	17,267	17,975
Current assets	898	679	2,693	2,648
Total assets	11,536	10,951	19,960	20,623
Equity shareholders' funds	3,129	3,121	(10,214)	(7,457)
Non-current liabilities	7,227	6,884	23,266	20,769
Current liabilities	1,180	946	6,908	7,315
Cash and cash equivalents within current assets	435	268	365	260
Non-current liabilities excluding trade and other payables and provisions	7,173	6,825	23,241	14,187
Current liabilities excluding trade and other payables and provisions	121	83	3,334	3,914

Note:
1 Includes certain amounts subject to an adjustment mechanism agreed as part of the formation of Vodafone Idea Limited. See note 29 'Contingent liabilities and legal proceedings' for more detail.

The Group received dividends in the year ended 31 March 2022 from VodafoneZiggo Group Holding B.V. of €350 million (2021: €209 million, 2020: €148 million) , from INWIT S.p.A of €96 million (2021: €42 million, 2020: €nil) and from TPG Telecom Ltd of €22 million (2021: €nil, 2020: nil).

Overview Strategic Report Governance Financials Other information 169 Vodafone Group Plc Annual Report 2022 Reconciliation of summarised financial information The reconciliation of summarised financial information presented to the carrying amount of our interest in joint ventures is set out below: INWIT S.p.A. VodafoneZiggo Group Holding B.V. 2022 ���� 2020 2022 2021 2020 €m €m €m €m €m €m Equity shareholders’ funds 8,595 8,801 1,643 2,380 Interest in joint ventures1 2,851 2,920 822 1,190 Carrying value 2,851 2,920 822 1,190 Profit/(loss) from continuing operations 82 10 – (37) (464) (128) Share of profit/(loss)1 27 3 – (19) (232) (64) Share of profit/(loss) 27 3 – (19) (232) (64) TPG Telecom Limited Vodafone Idea Limited 2022 ���� 2020 2022 2021 2020 €m €m €m €m €m €m Equity shareholders’ funds/(deficit) 3,129 3,121 (10,214) (7,457) Interest in joint ventures1 27 50 (4,863) (3,310) Impairment – – (257) (252) Goodwill 57 54 – – Investment proportion not recognised – – 5,120 3,562 Carrying value 84 104 – – Profit/(loss) from continuing operations 20 440 (141) (3,057) (4,866) (9,880) Share of (loss)/profit1 (5) 98 (70) (1,357) (2,160) (4,386) Share of loss not recognised – – 35 1,357 2,160 1,840 Share of (loss)/profit1 (5) 98 (35) – – (2,546) Note: 1 The Group’s effective ownership percentages of Vodafone Idea Limited, VodafoneZiggo Group Holding B.V., Inwit S.p.A. and TPG Telecom Limited are 47.6%, 50.0%, 33.2% and 25.1% respectively, rounded to the nearest tenth of one percent. Associates Unless otherwise stated, the Company’s principal associates all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all associates is also their principal place of operation. Country of Percentage Percentage incorporation or shareholding1 shareholding1 Name of associate Principal activity registration 2022 2021 Indus Towers Limited2 Network infrastructure India 21.0 28.1 Safaricom PLC3 Network operator Kenya 40.0 40.0 Notes: 1 Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent. 2 At 31 March 2022, the fair value of the Group’s interest in Indus Towers Limited was INR 126 billion (€1,494 million) (2021: INR 186 billion (€2,161 million)) based on the closing quoted share price on the National Stock Exchange of India. 3 At 31 March 2022, the fair value of the Group’s interest in Safaricom PLC was KES 546 billion (€4,270 million) (2021: KES 580 billion (€4,513 million)) based on the closing quoted share price on the Nairobi Stock Exchange. The Group also holds two non-voting shares. The tables below and overleaf provide aggregated financial information for the Group’s associates as it relates to the amounts recognised in the income statement, statement of comprehensive income and consolidated statement of financial position. Investment in associates Profit from continuing operations� 2022 2021 2022 2021 2020 €m €m €m €m €m Safaricom PLC 428 421 217 217 247 Indus Towers Limited1 – – – 274 – Other 59 – 5 (3) (1) Total 487 421 222 488 246 Note: 1. Indus Towers Limited was classified as held for sale at 31 March 2022 and 31 March 2021. See note 7 'Discontinued operations and assets held for sale'. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 168 Vodafone Group Plc Annual Report 2022 2020 12. Investments in associates and joint arrangements (continued) INWIT S.p.A. VodafoneZiggo Group Holding B.V. 2022 ���� 2022 2021 €m €m €m €m Statement of financial position Non-current assets 14,532 14,422 16,521 16,978 Current assets 270 256 739 911 Total assets 14,802 14,678 17,260 17,889 Equity shareholders’ funds 8,595 8,801 1,643 2,380 Non-current liabilities 5,672 5,536 13,187 13,025 Current liabilities 535 341 2,430 2,484 Cash and cash equivalents within current assets 96 120 190 330 Non-current liabilities excluding trade and other payables and provisions 5,420 5,314 13,007 12,466 Current liabilities excluding trade and other payables and provisions 319 185 1,282 1,154 TPG Telecom Limited Vodafone Idea Limited1 2022 ���� 2022 2021 €m €m €m €m Statement of financial position Non-current assets 10,638 10,272 17,267 17,975 Current assets 898 679 2,693 2,648 Total assets 11,536 10,951 19,960 20,623 Equity shareholders’ funds 3,129 3,121 (10,214) (7,457) Non-current liabilities 7,227 6,884 23,266 20,769 Current liabilities 1,180 946 6,908 7,315 Cash and cash equivalents within current assets 435 268 365 260 Non-current liabilities excluding trade and other payables and provisions 7,173 6,825 23,241 14,187 Current liabilities excluding trade and other payables and provisions 121 83 3,334 3,914 Note: 1 Includes certain amounts subject to an adjustment mechanism agreed as part of the formation of Vodafone Idea Limited. See note 29 ‘Contingent liabilities and legal proceedings’ for more detail. The Group received dividends in the year ended 31 March 2022 from VodafoneZiggo Group Holding B.V. of €350 million (2021: €209 million, 2020: €148 million) , from INWIT S.p.A of €96 million (2021: €42 million, 2020: €nil) and from TPG Telecom Ltd of €22 million (2021: €nil, 2020: nil). Strategic report Governance Financials Other information 169 Vodafone Group Plc  Annual Report on Form 20-F 2022

170 Vodafone Group Plc
Annual Report on Form 20-F 2022

Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements (continued)

	Safaricom PLC 2022 €m	2021 €m	2020 €m	Indus Towers Limited 2022 €m	2021 €m	2020 €m
Income statement						
Revenue	**2,318**	**2,083**	**2,310**	**3,122**	**2,421**	**2,365**
Operating expenses	(1,164)	(1,030)	(1,122)	(1,480)	(1,247)	(1,336)
Depreciation and amortisation	(309)	(299)	(295)	(598)	(477)	(268)
Other income/(expense)	–	–	–	–	412	(592)
Operating profit	**845**	**754**	**893**	**1,044**	**1,109**	**169**
Interest income	9	12	26	–	61	32
Interest expense	(59)	(27)	(18)	(140)	(194)	(196)
Profit before tax	**795**	**739**	**901**	**904**	**976**	**5**
Income tax (expense)/credit	(270)	(197)	(282)	(272)	(168)	39
Profit from continuing operations and total comprehensive income	**525**	**542**	**619**	**632**	**808**	**44**
Attributable to:						
- Owners of the parent	542	542	619	632	808	44
- Non-controlling interests	(17)	–	–	–	–	–

	Safaricom PLC 2022 €m	2021 €m	2020 €m	Indus Towers Limited 2022 €m	2021 €m	2020 €m
Statement of financial position						
Non-current assets	2,173	1,333		5,359	5,271	
Current assets	510	438		1,685	1,198	
Total assets	2,683	1,771		7,044	6,469	
Equity shareholders' funds	1,066	1,045		3,774	3,083	
Non-controlling interests	312	–		–	–	
Non-current liabilities	558	131		2,101	1,936	
Current liabilities	747	595		1,169	1,450	
Cash and cash equivalents within current assets	241	208		278	230	
Non-current liabilities excluding trade and other payables and provisions	465	93		1,795	1,656	
Current liabilities excluding trade and other payables and provisions	241	149		638	906	

The reconciliation of summarised financial information presented to the carrying amount of our interest in the associate is set out below.

	Safaricom PLC 2022 €m	2021 €m	2020 €m	Indus Towers Limited 2022 €m	2021 €m	2020 €m
Equity shareholders' funds	**1,066**	**1,045**		**3,774**	**3,083**	
Interest in associates	425	418		794	867	
Goodwill	3	3		261	342	
Transferred to assets held for sale	–	–		(959)	(1,257)	
Investment proportion not recognised	–	–		(96)	48	
Carrying value	**428**	**421**		**–**	**–**	
Profit from continuing operations	542	542	619	632	808	44
Share of profit	217	217	247	178	306	19
Share of profit not recognised	–	–	–	(178)	(32)	–
Share of profit	**217**	**217**	**247**	**–**	**274**	**19**

During the year ended 31 March 2022, the Group received a dividend from Indus Towers Limited of €nil (2021: €201 million, 2020: €nil) and a dividend from Safaricom PLC of €170 million (2021: €171 million, 2020: €261 million).

Overview Strategic Report Governance Financials Other information 171 Vodafone Group Plc Annual Report 2022 13. Other investments The Group holds a number of other listed and unlisted investments, mainly comprising managed funds, deposits and government bonds. Accounting policies Other investments comprising debt and equity instruments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, including transaction costs. Debt securities that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost using the effective interest method, less any impairment. Debt securities that do not meet the criteria for amortised cost are measured at fair value through profit and loss. Equity securities are classified and measured at fair value through other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following derecognition of the investment. 2022 2021 €m €m Included within non-current assets Equity securities1 143 128 Debt securities2 930 797 1,073 925 Included within current assets Short-term investments: Bonds and debt securities3 1,446 1,053 Managed investment funds1 3,349 2,954 4,795 4,007 Collateral assets4 698 3,107 Other investments5 2,438 2,045 7,931 9,159 Notes: 1 Items measured at a fair value, €91 million (2021: €nil) of equity securities have a valuation basis of level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets and liabilities. The remaining items are measured at fair value and the basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. 2 Items are measured at amortised cost and have a fair value of €830 million (2021: €788 million) with a valuation basis of level 1 classification. 3 Items are measured at fair value and the valuation basis is level 1 classification. 4 Items are measured at amortised cost and the carrying amount approximates fair value. 5 Includes investments measured at a fair value of €1,460 million (2021: €1,057 million). The valuation basis is level 1. The remaining items are measured at amortised cost and the carrying amount approximates fair value. Non-current debt securities within non-current assets include €885 million (2021: €764 million) of loan notes issued by VodafoneZiggo Holding B.V. The Group invests surplus cash positions across a portfolio of short-term investments to manage liquidity and credit risk whilst achieving suitable returns. Collateral arrangements on derivative financial instruments result in cash being paid/(held), repayable when the derivatives are settled. These assets do not meet the definition of cash and cash equivalents but are included in the Group’s net debt based on their liquidity. Bonds and debt securities includes €681 million (2021: €nil) of highly liquid Japanese; €nil (2021: €499 million) German; €501 million (2021: €nil) Belgian; €200 million (2021: €554 million) French government securities and €64 million (2021: €nil) of UK government bonds. Managed investment funds of €3,349 million (2021: €2,954 million) are in funds with liquidity of up to 90 days. Collateral assets of €698 million (2021: €3,107 million) represents collateral paid on derivative financial instruments. Other investments are excluded from net debt based on their liquidity and primarily consist of restricted debt securities including amounts held in qualifying assets by Group insurance companies to meet regulatory requirements. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 170 Vodafone Group Plc Annual Report 2022 2020 12. Investments in associates and joint arrangements (continued) Safaricom PLC Indus Towers Limited 2022 2021 2020 2022 2021 2020 €m €m €m €m €m €m Income statement Revenue 2,318 2,083 2,310 3,122 2,421 2,365 Operating expenses (1,164) (1,030) (1,122) (1,480) (1,247) (1,336) Depreciation and amortisation (309) (299) (295) (598) (477) (268) Other income/(expense) – – – – 412 (592) Operating profit 845 754 893 1,044 1,109 169 Interest income 9 12 26 – 61 32 Interest expense (59) (27) (18) (140) (194) (196) Profit before tax 795 739 901 904 976 5 Income tax (expense)/credit (270) (197) (282) (272) (168) 39 Profit from continuing operations and total comprehensive income 525 542 619 632 808 44 Attributable to: - Owners of the parent 542 542 619 632 808 44 - Non-controlling interests (17) – – – – – Statement of financial position Non-current assets 2,173 1,333 5,359 5,271 Current assets 510 438 1,685 1,198 Total assets 2,683 1,771 7,044 6,469 Equity shareholders' funds 1,066 1,045 3,774 3,083 Non-controlling interests 312 – – – Non-current liabilities 558 131 2,101 1,936 Current liabilities 747 595 1,169 1,450 Cash and cash equivalents within current assets 241 208 278 230 Non-current liabilities excluding trade and other payables and provisions 465 93 1,795 1,656 Current liabilities excluding trade and other payables and provisions 241 149 638 906 The reconciliation of summarised financial information presented to the carrying amount of our interest in the associate is set out below. Equity shareholders' funds 1,066 1,045 3,774 3,083 Interest in associates 425 418 794 867 Goodwill 3 3 261 342 Transferred to assets held for sale – – (959) (1,257) Investment proportion not recognised – – (96) 48 Carrying value 428 421 – – Profit from continuing operations 542 542 619 632 808 44 Share of profit 217 217 247 178 306 19 Share of profit not recognised – – – (178) (32) – Share of profit 217 217 247 – 274 19 During the year ended 31 March 2022, the Group received a dividend from Indus Towers Limited of €nil (2021: €201 million, 2020: €nil) and a dividend from Safaricom PLC of €170 million (2021: €171 million, 2020: €261 million). Strategic report Governance Financials Other information 171 Vodafone Group Plc  Annual Report on Form 20-F 2022

172 Vodafone Group Plc
Annual Report on Form 20-F 2022 | Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

14. Trade and other receivables

Trade and other receivables mainly consist of amounts owed to us by customers and amounts that we pay to our suppliers in advance. Derivative financial instruments with a positive market value are reported within this note as are contract assets, which represent an asset for accrued revenue in respect of goods or services delivered to customers for which a trade receivable does not yet exist, and finance lease receivables recognised where the Group acts as a lessor. See note 20 'Leases' for more information on the Group's leasing activities.

Accounting policies

Trade receivables represent amounts owed by customers where the right to receive payment is conditional only on the passage of time. Trade receivables that are recovered in instalments from customers over an extended period are discounted at market rates and interest revenue is accreted over the expected repayment period. Other trade receivables do not carry any interest and are stated at their nominal value. When the Group establishes a practice of selling portfolios of receivables from time to time these portfolios are recorded at fair value through other comprehensive income; all other trade receivables are recorded at amortised cost.

The carrying value of all trade receivables, contract assets and finance lease receivables recorded at amortised cost is reduced by allowances for lifetime estimated credit losses. Estimated future credit losses are first recorded on the initial recognition of a receivable and are based on the ageing of the receivable balances, historical experience and forward looking considerations. Individual balances are written off when management deems them not to be collectible.

	2022 €m	2021 €m
Included within non-current assets		
Trade receivables	34	52
Trade receivables held at fair value through other comprehensive income	606	278
Net investment in leases	134	104
Contract assets	495	528
Contract-related costs	630	580
Other receivables	37	76
Prepayments	231	247
Derivative financial instruments[1]	4,216	2,912
	6,383	**4,777**
Included within current assets		
Trade receivables	3,300	3,625
Trade receivables held at fair value through other comprehensive income	802	466
Net investment in leases	66	36
Contract assets	3,056	3,038
Contract-related costs	1,403	1,364
Amounts owed by associates and joint ventures	241	184
Other receivables	869	889
Prepayments	872	1,082
Derivative financial instruments[1]	410	239
	11,019	**10,923**

Note:
1 Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

The Group's trade receivables and contract assets are classified at amortised cost unless stated otherwise and are measured after allowances for future expected credit losses, see note 22 'Capital and financial risk management' for more information on credit risk.

The carrying amounts of trade and other receivables, which are measured at amortised cost, approximate their fair value and are predominantly non-interest bearing.

The Group's contract-related costs comprise €1,967 million (2021: €1,883 million) relating to costs incurred to obtain customer contracts and €66 million (2021: €61 million) relating to costs incurred to fulfil customer contracts; an amortisation and impairment expense of €1,517 million (2021: €1,497 million) was recognised in operating profit during the year.

The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March.

Overview Strategic Report Governance Financials Other information 173 Vodafone Group Plc Annual Report 2022 15. Trade and other payables Trade and other payables mainly consist of amounts owed to suppliers that have been invoiced or are accrued and contract liabilities relating to consideration received from customers in advance. They also include taxes and social security amounts due in relation to the Group’s role as an employer. Derivative financial instruments with a negative market value are reported within this note. Accounting policies Trade payables are not interest-bearing and are stated at their nominal value. 2022 2021 €m €m Included within non-current liabilities Other payables 452 424 Accruals 28 47 Contract liabilities 530 519 Derivative financial instruments1 1,506 3,919 2,516 4,909 Included within current liabilities Trade payables 7,327 6,739 Amounts owed to associates and joint ventures 40 36 Other taxes and social security payable 1,114 1,196 Other payables 2,032 2,349 Accruals2 6,991 5,688 Contract liabilities 1,991 1,971 Derivative financial instruments1 166 91 19,661 18,070 Notes: 1 Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. 2 Includes €1,434 million (2021: €339 million) payable in relation to the irrevocable and non-discretionary share buyback programmes. The carrying amounts of trade and other payables approximate their fair value. Materially all of the €1,971 million recorded as current contract liabilities at 1 April 2021 was recognised as revenue during the year. Other payables included within non-current liabilities include €351 million (2021: €383 million) in respect of the re-insurance of a third party annuity policy related to the Vodafone and CWW Sections of the Vodafone UK Group Pension Scheme. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 172 Vodafone Group Plc Annual Report 2022 2020 14. Trade and other receivables Trade and other receivables mainly consist of amounts owed to us by customers and amounts that we pay to our suppliers in advance. Derivative financial instruments with a positive market value are reported within this note as are contract assets, which represent an asset for accrued revenue in respect of goods or services delivered to customers for which a trade receivable does not yet exist, and finance lease receivables recognised where the Group acts as a lessor. See note 20 ‘Leases’ for more information on the Group’s leasing activities. Accounting policies Trade receivables represent amounts owed by customers where the right to receive payment is conditional only on the passage of time. Trade receivables that are recovered in instalments from customers over an extended period are discounted at market rates and interest revenue is accreted over the expected repayment period. Other trade receivables do not carry any interest and are stated at their nominal value. When the Group establishes a practice of selling portfolios of receivables from time to time these portfolios are recorded at fair value through other comprehensive income; all other trade receivables are recorded at amortised cost. The carrying value of all trade receivables, contract assets and finance lease receivables recorded at amortised cost is reduced by allowances for lifetime estimated credit losses. Estimated future credit losses are first recorded on the initial recognition of a receivable and are based on the ageing of the receivable balances, historical experience and forward looking considerations. Individual balances are written off when management deems them not to be collectible. 2022 2021 €m €m Included within non-current assets Trade receivables 34 52 Trade receivables held at fair value through other comprehensive income 606 278 Net investment in leases 134 104 Contract assets 495 528 Contract-related costs 630 580 Other receivables 37 76 Prepayments 231 247 Derivative financial instruments1 4,216 2,912 6,383 4,777 Included within current assets Trade receivables 3,300 3,625 Trade receivables held at fair value through other comprehensive income 802 466 Net investment in leases 66 36 Contract assets 3,056 3,038 Contract-related costs 1,403 1,364 Amounts owed by associates and joint ventures 241 184 Other receivables 869 889 Prepayments 872 1,082 Derivative financial instruments1 410 239 11,019 10,923 Note: 1 Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. The Group’s trade receivables and contract assets are classified at amortised cost unless stated otherwise and are measured after allowances for future expected credit losses, see note 22 ‘Capital and financial risk management’ for more information on credit risk. The carrying amounts of trade and other receivables, which are measured at amortised cost, approximate their fair value and are predominantly non-interest bearing. The Group’s contract-related costs comprise €1,967 million (2021: €1,883 million) relating to costs incurred to obtain customer contracts and €66 million (2021: €61 million) relating to costs incurred to fulfil customer contracts; an amortisation and impairment expense of €1,517 million (2021: €1,497 million) was recognised in operating profit during the year. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March. Strategic report Governance Financials Other information 173 Vodafone Group Plc  Annual Report on Form 20-F 2022

174 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

16. Provisions

A provision is a liability recorded in the statement of financial position, where there is uncertainty over the timing or amount that will be paid, and is therefore often estimated. The main provisions we hold are in relation to asset retirement obligations, which include the cost of returning network infrastructure sites to their original condition at the end of the lease and claims for legal and regulatory matters.

Accounting policies

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the Directors' best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material. Where the timing of settlement is uncertain amounts are classified as non-current where settlement is expected more than 12 months from the reporting date.

Asset retirement obligations

In the course of the Group's activities, a number of sites and other assets are utilised which are expected to have costs associated with decommissioning. The associated cash outflows are substantially expected to occur at the dates of decommissioning of the assets to which they relate, and are long term in nature.

Legal and regulatory

The Group is involved in a number of legal and other disputes, including where the Group has received notifications of possible claims. The Directors of the Company, after taking legal advice, have established provisions considering the facts of each case. For a discussion of certain legal issues potentially affecting the Group see note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements.

Restructuring

The Group undertakes periodic reviews of its operations and recognises provisions as required based on the outcomes of these reviews. The associated cash outflows for restructuring costs are primarily less than one year.

Other

Other comprise various items that do not fall within the Group's other categories of provisions.

	Asset retirement obligations €m	Legal and regulatory €m	Restructuring €m	Other €m	Total €m
1 April 2020	955	502	545	530	2,532
Exchange movements	6	(11)	4	7	6
Acquisition of subsidiaries	6	–	–	–	6
Amounts capitalised in the year	294	–	–	–	294
Amounts charged to the income statement	–	138	153	167	458
Utilised in the year - payments	(32)	(54)	(243)	(175)	(504)
Amounts released to the income statement	(7)	(47)	(33)	(66)	(153)
31 March 2021	**1,222**	**528**	**426**	**463**	**2,639**
Exchange movements	3	(25)	(4)	5	(21)
Amounts capitalised in the year	297	–	–	–	297
Amounts charged to the income statement	–	216	216	139	571
Utilised in the year - payments	(51)	(128)	(295)	(197)	(671)
Amounts released to the income statement	(1)	(142)	(41)	(83)	(267)
31 March 2022	**1,470**	**449**	**302**	**327**	**2,548**

Overview Strategic Report Governance Financials Other information 175 Vodafone Group Plc Annual Report 2022 Provisions have been analysed between current and non-current as follows: 31 March 2022 Asset retirement Legal and obligations regulatory Restructuring Other Total €m €m €m €m €m Current liabilities 43 235 241 148 667 Non-current liabilities 1,427 214 61 179 1,881 1,470 449 302 327 2,548 31 March 2021 Asset retirement Legal and obligations regulatory Restructuring Other Total €m €m €m €m €m Current liabilities 43 273 353 223 892 Non-current liabilities 1,179 255 73 240 1,747 1,222 528 426 463 2,639 17. Called up share capital Called up share capital is the number of shares in issue at their par value. A number of shares were allotted during the year in relation to employee share schemes. Accounting policies Equity instruments issued by the Group are recorded at the amount of the proceeds received, net of direct issuance costs. 2022 2021 Number €m Number €m Ordinary shares of 20 20⁄21 US cents each allotted, issued and fully paid:1, 2, 3 1 April 28,816,835,778 4,797 28,815,914,978 4,797 Allotted during the year 792,090 – 920,800 – 31 March 28,817,627,868 4,797 28,816,835,778 4,797 Notes: 1 At 31 March 2022 there were 50,000 (2021: 50,000) 7% cumulative fixed rate shares of £1 each in issue. 2 At 31 March 2022 the Group held 447,576,522 (2021: 592,642,309) treasury shares with a nominal value of €75 million (2021: €99 million). The market value of shares held was €661 million (2021: €918 million). During the year, 68,306,442 (2021: 63,830,400) treasury shares were reissued under Group share schemes. 3 On 5 March 2019 the Group announced the placing of subordinated mandatory convertible bonds totalling £1.72 billion with a 2 year maturity date in 2021 and £1.72 billion with a 3 year maturity date in 2022. During the year, 1,518,629,693 treasury shares were issued in settlement of tranche 2 of the maturing subordinated mandatory convertible bond, whilst in the year ended 31 March 2021, 1,426,793,872 ordinary shares were issued in settlement of tranche 1. For further details see note 21 ‘Borrowings’. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 174 Vodafone Group Plc Annual Report 2022 2020 16. Provisions A provision is a liability recorded in the statement of financial position, where there is uncertainty over the timing or amount that will be paid, and is therefore often estimated. The main provisions we hold are in relation to asset retirement obligations, which include the cost of returning network infrastructure sites to their original condition at the end of the lease and claims for legal and regulatory matters. Accounting policies Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the Directors’ best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material. Where the timing of settlement is uncertain amounts are classified as non-current where settlement is expected more than 12 months from the reporting date. Asset retirement obligations In the course of the Group’s activities, a number of sites and other assets are utilised which are expected to have costs associated with decommissioning. The associated cash outflows are substantially expected to occur at the dates of decommissioning of the assets to which they relate, and are long term in nature. Legal and regulatory The Group is involved in a number of legal and other disputes, including where the Group has received notifications of possible claims. The Directors of the Company, after taking legal advice, have established provisions considering the facts of each case. For a discussion of certain legal issues potentially affecting the Group see note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements. Restructuring The Group undertakes periodic reviews of its operations and recognises provisions as required based on the outcomes of these reviews. The associated cash outflows for restructuring costs are primarily less than one year. Other Other comprise various items that do not fall within the Group’s other categories of provisions. Asset retirement Legal and obligations regulatory Restructuring Other Total €m €m €m €m €m 1 April 2020 955 502 545 530 2,532 Exchange movements 6 (11) 4 7 6 Acquisition of subsidiaries 6 – – – 6 Amounts capitalised in the year 294 – – – 294 Amounts charged to the income statement – 138 153 167 458 Utilised in the year - payments (32) (54) (243) (175) (504) Amounts released to the income statement (7) (47) (33) (66) (153) 31 March 2021 1,222 528 426 463 2,639 Exchange movements 3 (25) (4) 5 (21) Amounts capitalised in the year 297 – – – 297 Amounts charged to the income statement – 216 216 139 571 Utilised in the year - payments (51) (128) (295) (197) (671) Amounts released to the income statement (1) (142) (41) (83) (267) 31 March 2022 1,470 449 302 327 2,548 Strategic report Governance Financials Other information 175 Vodafone Group Plc  Annual Report on Form 20-F 2022

176 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

18. Reconciliation of net cash flow from operating activities

The table below shows how our profit/(loss) for the year from continuing operations translates into cash flows generated from our operating activities.

	Notes	2022 €m	2021 €m	2020 €m
Profit/(loss) for the financial year		**2,624**	**536**	**(455)**
Non-operating expense		–	–	3
Investment income	5	(254)	(330)	(248)
Financing costs	5	1,964	1,027	3,549
Income tax expense	6	1,330	3,864	1,250
Operating profit		**5,664**	**5,097**	**4,099**
Adjustments for:				
Share-based payments and other non-cash charges		173	146	146
Depreciation and amortisation	10, 11	13,845	14,101	14,174
Loss on disposal of property, plant and equipment and intangible assets		30	17	51
Share of result of equity accounted associates and joint ventures	12	(211)	(342)	2,505
Impairment losses	4	–	–	1,685
Other income	3	(79)	(568)	(4,281)
(Increase)/decrease in inventory		(162)	(68)	68
(Increase)/decrease in trade and other receivables	14	(638)	582	(38)
Increase/(decrease) in trade and other payables	15	384	(730)	(100)
Cash generated by operations		**19,006**	**18,235**	**18,309**
Net tax paid		(925)	(1,020)	(930)
Net cash flow from operating activities		**18,081**	**17,215**	**17,379**

19. Cash and cash equivalents

The majority of the Group's cash is held in bank deposits or money market funds which have a maturity of three months or less from acquisition to enable us to meet our short-term liquidity requirements.

Accounting policies

Cash and cash equivalents comprise cash in hand and call deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Assets in money market funds, whose contractual cash flows do not represent solely payments of interest and principal, are measured at fair value with gains and losses arising from changes in fair value included in net profit or loss for the period. All other cash and cash equivalents are measured at amortised cost.

	2022 €m	2021 €m
Cash at bank and in hand	2,220	2,705
Money market funds[1]	5,276	3,116
Cash and cash equivalents as presented in the statement of financial position	**7,496**	**5,821**
Bank overdrafts	(125)	(31)
Cash and cash equivalents as presented in the statement of cash flows	**7,371**	**5,790**

Note:
1 Items are measured at fair value and the valuation basis is level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets.

The carrying amount of balances at amortised cost approximates their fair value.

Cash and cash equivalents of €1,554 million (2021: €1,741 million) are held in countries with restrictions on remittances but where the balances could be used to repay subsidiaries' third party liabilities. In addition, those balances could also be used to repay €932 million (2021: €879 million) of intercompany liabilities as at 31 March 2022.

Overview Strategic Report Governance Financials Other information 177 Vodafone Group Plc Annual Report 2022 20. Leases The Group leases assets from other parties (the Group is a lessee) and also leases assets to other parties (the Group is a lessor). This note describes how the Group accounts for leases and provides details about its lease arrangements. Accounting policies As a lessee When the Group leases an asset, a ‘right-of-use asset’ is recognised for the leased item and a lease liability is recognised for any lease payments to be paid over the lease term at the lease commencement date. The right-of-use asset is initially measured at cost, being the present value of the lease payments paid or payable, plus any initial direct costs incurred in entering the lease and less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. The lease term is the non-cancellable period of the lease plus any periods for which the Group is ‘reasonably certain’ to exercise any extension options (see below). The useful life of the asset is determined in a manner consistent to that for owned property, plant and equipment (as described in note 11 ‘Property, plant and equipment’). If right-of-use assets are considered to be impaired, the carrying value is reduced accordingly. Lease liabilities are initially measured at the value of the lease payments over the lease term that are not paid at the commencement date and are usually discounted using the incremental borrowing rates of the applicable Group entity (the rate implicit in the lease is used if it is readily determinable). Lease payments included in the lease liability include both fixed payments and in-substance fixed payments during the term of the lease. After initial recognition, the lease liability is recorded at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate (e.g. an inflation related increase) or if the Group’s assessment of the lease term changes; any changes in the lease liability as a result of these changes also results in a corresponding change in the recorded right- of-use asset. As a lessor Where the Group is a lessor, it determines at inception whether the lease is a finance or an operating lease. When a lease transfers substantially all the risks and rewards of ownership of the underlying asset then the lease is a finance lease; otherwise the lease is an operating lease. Where the Group is an intermediate lessor, the interests in the head lease and the sub-lease are accounted for separately and the lease classification of a sub-lease is determined by reference to the right-of-use asset arising from the head lease. Income from operating leases is recognised on a straight-line basis over the lease term. Income from finance leases is recognised at lease commencement with interest income recognised over the lease term. Lease income is recognised as revenue for transactions that are part of the Group’s ordinary activities (primarily leases of handsets or other equipment to customers, leases of wholesale access to the Group’s fibre and cable networks and leases of tower infrastructure assets). The Group uses IFRS 15 principles to allocate the consideration in contracts between any lease and non-lease components. The Group’s leasing activities as a lessee The Group leases buildings for its retail stores, offices and data centres, land on which to construct mobile base stations, space on mobile base stations to place active RAN equipment and network space (primarily rack space or duct space). In addition, the Group leases fibre and other fixed connectivity to provide internal connectivity for the Group’s operations and on a wholesale basis from other operators to provide fixed connectivity services to the Group’s customers. The Group’s general approach to determining lease term by class of asset is described in note 1 under critical accounting judgements and key sources of estimation uncertainty. Most of the Group’s leases include future price increases through fixed percentage increases, indexation to inflation measures on a periodic basis or rent review clauses. Other than fixed percentage increases the lease liability does not reflect the impact of these future increases unless the measurement date has passed. The Group’s leases contain no material variable payments clauses other than those related to the number of operators sharing space on third party mobile base stations. The Group sub-leases excess retail and office properties under both operating and finance leases; see disclosure on the Group’s leasing activities as a lessor below on page 179. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 176 Vodafone Group Plc Annual Report 2022 2020 18. Reconciliation of net cash flow from operating activities The table below shows how our profit/(loss) for the year from continuing operations translates into cash flows generated from our operating activities. 2022 2021 2020 Notes €m €m €m Profit/(loss) for the financial year 2,624 536 (455) Non-operating expense – – 3 Investment income 5 (254) (330) (248) Financing costs 5 1,964 1,027 3,549 Income tax expense 6 1,330 3,864 1,250 Operating profit 5,664 5,097 4,099 Adjustments for: Share-based payments and other non-cash charges 173 146 146 Depreciation and amortisation 10, 11 13,845 14,101 14,174 Loss on disposal of property, plant and equipment and intangible assets 30 17 51 Share of result of equity accounted associates and joint ventures 12 (211) (342) 2,505 Impairment losses 4 – – 1,685 Other income 3 (79) (568) (4,281) (Increase)/decrease in inventory (162) (68) 68 (Increase)/decrease in trade and other receivables 14 (638) 582 (38) Increase/(decrease) in trade and other payables 15 384 (730) (100) Cash generated by operations 19,006 18,235 18,309 Net tax paid (925) (1,020) (930) Net cash flow from operating activities 18,081 17,215 17,379 19. Cash and cash equivalents The majority of the Group’s cash is held in bank deposits or money market funds which have a maturity of three months or less from acquisition to enable us to meet our short-term liquidity requirements. Accounting policies Cash and cash equivalents comprise cash in hand and call deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Assets in money market funds, whose contractual cash flows do not represent solely payments of interest and principal, are measured at fair value with gains and losses arising from changes in fair value included in net profit or loss for the period. All other cash and cash equivalents are measured at amortised cost. 2022 2021 €m €m Cash at bank and in hand 2,220 2,705 Money market funds1 5,276 3,116 Cash and cash equivalents as presented in the statement of financial position 7,496 5,821 Bank overdrafts (125) (31) Cash and cash equivalents as presented in the statement of cash flows 7,371 5,790 Note: 1 Items are measured at fair value and the valuation basis is level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets. The carrying amount of balances at amortised cost approximates their fair value. Cash and cash equivalents of €1,554 million (2021: €1,741 million) are held in countries with restrictions on remittances but where the balances could be used to repay subsidiaries’ third party liabilities. In addition, those balances could also be used to repay €932 million (2021: €879 million) of intercompany liabilities as at 31 March 2022. Strategic report Governance Financials Other information 177 Vodafone Group Plc  Annual Report on Form 20-F 2022

178 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

20. Leases (continued)

Optional lease periods

Where practicable the Group seeks to include extension or break options in leases to provide operational flexibility, therefore many of the Group's lease contracts contain optional periods. The Group's policy on assessing and reassessing whether it is reasonably certain that the optional period will be included in the lease term is described in note 1 'Basis of preparation' under 'critical accounting judgements and key sources of estimation uncertainty'.

After initial recognition of a lease, the Group only reassesses the lease term when there is a significant event or a significant change in circumstances, which was not anticipated at the time of the previous assessment. Significant events or significant changes in circumstances could include merger and acquisition or similar activity, significant expenditure on the leased asset not anticipated in the previous assessment, or detailed management plans indicating a different conclusion on optional periods to the previous assessment. Where a significant event or significant change in circumstances does not occur, the lease term and therefore lease liability and right-of-use asset value, will decline over time.

The Group's cash outflow for leases in the year ended 31 March 2022 was €4,338 million (2021: €4,234 million) and, absent significant future changes in the volume of the Group's activities or strategic changes to use more or fewer owned assets this level of cash outflow from leases would be expected to continue for future periods, subject to contractual price increases. The future cash outflows included within lease liabilities are shown in the maturity analysis below. The maturity analysis only includes the reasonably certain payments to be made; cash outflows in these future periods will likely exceed these amounts as payments will be made on optional periods not considered reasonably certain at present and on new leases entered into in future periods.

The Group's leases for customer connectivity are normally either under regulated access or network sharing or similar preferential access arrangements and as a result the Group normally has significant flexibility over the term it can lease such connections for; generally the notice period required to cancel the lease is less than the notice period included in the service contract with the end customer. As a result, the Group does not have any significant cash exposure to optional periods on customer connectivity as the Group can cancel the lease when the service agreement ends. In some circumstances the Group is committed to minimum spend amounts for connectivity leases, which are included within reported lease liabilities.

Sale and leaseback

Sale and leaseback transactions entered into by the Group were not material, individually or in aggregate.

Amounts recognised in the primary financial statements in relation to lessee transactions

Right-of-use assets

The carrying value of the Group's right-of-use assets, depreciation charge for the year and additions during the year are disclosed in note 11 'Property, plant and equipment'.

Lease liabilities

The Group's lease liabilities are disclosed in note 21 'Borrowings'. The maturity profile of the Group's lease liabilities is as follows:

	2022 €m	2021 €m
Within one year	3,130	3,419
In more than one year but less than two years	2,189	2,142
In more than two years but less than three years	1,759	1,661
In more than three years but less than four years	1,579	1,457
In more than four years but less than five years	1,387	1,316
In more than five years	4,242	4,696
	14,286	**14,691**
Effect of discounting	(1,747)	(1,659)
Lease liability - as disclosed in note 21 'Borrowings'	**12,539**	**13,032**

At 31 March 2022 the Group has entered into lease contracts with payment obligations with an undiscounted value of €51 million (2021: €82 million) that had not commenced at 31 March 2022.

Interest expense on lease liabilities for the year is disclosed in note 5 'Investment income and financing costs'.

The Group has no material liabilities under residual value guarantees and makes no material variable payments not included in the lease liability. The Group does not apply either the short term or low value expedient options in IFRS 16.

Overview Strategic Report Governance Financials Other information 179 Vodafone Group Plc Annual Report 2022 The Group’s leasing activities as a lessor The Group has a wide range of lessor activities with consumer and enterprise customers, other telecommunication companies and other companies. With consumer and enterprise customers, the Group generates lease income from the provision of handsets, routers and other communications equipment. The Group provides wholesale access to the Group’s fibre and cable networks and leases out space on the Group’s owned mobile base stations to other telecommunication companies. In addition, the Group sub-leases retail stores to franchise partners in certain markets and leases out surplus assets (e.g. vacant offices and retail stores) to other companies. Lessor transactions are classified as operating or finance leases based on whether the lease transfers substantially all of the risks and rewards incidental to ownership of the asset. Leases are individually assessed, but generally, the Group’s lessor transactions are classified as: - Operating leases where the Group is lessor of space on owned mobile base stations, provides wholesale access to its fibre and cable networks or provides routers or similar equipment to fixed customers; and - Finance leases where the Group is sub-lessor of handsets or similar items in back-to-back arrangements or where surplus assets are sublet out for all or substantially all of the remaining head lease term. The Group’s income as a lessor in the year is as follows: 2022 2021 €m €m Operating leases Lease revenue (note 2 ‘Revenue disaggregation and segmental analysis’) 758 559 Income from leases not recognised as revenue 45 180 The Group’s net investments in leases are disclosed in note 14 ‘Trade and other receivables’. The committed amounts to be received from the Group’s operating leases are as follows: Maturity Within one year In one to two years In two to three years In three to four years In four to five years In more than five years Total €m €m €m €m €m €m €m 31 March 2022 Committed operating lease payments due to the Group as a lessor 513 250 161 128 114 343 1,509 31 March 2021 Committed operating lease payments due to the Group as a lessor 510 261 175 134 115 395 1,590 The Group has no material lease income arising from variable lease payments. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 178 Vodafone Group Plc Annual Report 2022 2020 20. Leases (continued) Optional lease periods Where practicable the Group seeks to include extension or break options in leases to provide operational flexibility, therefore many of the Group’s lease contracts contain optional periods. The Group’s policy on assessing and reassessing whether it is reasonably certain that the optional period will be included in the lease term is described in note 1 ‘Basis of preparation’ under ‘critical accounting judgements and key sources of estimation uncertainty’. After initial recognition of a lease, the Group only reassesses the lease term when there is a significant event or a significant change in circumstances, which was not anticipated at the time of the previous assessment. Significant events or significant changes in circumstances could include merger and acquisition or similar activity, significant expenditure on the leased asset not anticipated in the previous assessment, or detailed management plans indicating a different conclusion on optional periods to the previous assessment. Where a significant event or significant change in circumstances does not occur, the lease term and therefore lease liability and right-of-use asset value, will decline over time. The Group’s cash outflow for leases in the year ended 31 March 2022 was €4,338 million (2021: €4,234 million) and, absent significant future changes in the volume of the Group’s activities or strategic changes to use more or fewer owned assets this level of cash outflow from leases would be expected to continue for future periods, subject to contractual price increases. The future cash outflows included within lease liabilities are shown in the maturity analysis below. The maturity analysis only includes the reasonably certain payments to be made; cash outflows in these future periods will likely exceed these amounts as payments will be made on optional periods not considered reasonably certain at present and on new leases entered into in future periods. The Group’s leases for customer connectivity are normally either under regulated access or network sharing or similar preferential access arrangements and as a result the Group normally has significant flexibility over the term it can lease such connections for; generally the notice period required to cancel the lease is less than the notice period included in the service contract with the end customer. As a result, the Group does not have any significant cash exposure to optional periods on customer connectivity as the Group can cancel the lease when the service agreement ends. In some circumstances the Group is committed to minimum spend amounts for connectivity leases, which are included within reported lease liabilities. Sale and leaseback Sale and leaseback transactions entered into by the Group were not material, individually or in aggregate. Amounts recognised in the primary financial statements in relation to lessee transactions Right-of-use assets The carrying value of the Group’s right-of-use assets, depreciation charge for the year and additions during the year are disclosed in note 11 ‘Property, plant and equipment’. Lease liabilities The Group’s lease liabilities are disclosed in note 21 ‘Borrowings’. The maturity profile of the Group’s lease liabilities is as follows: 2022 2021 €m €m Within one year 3,130 3,419 In more than one year but less than two years 2,189 2,142 In more than two years but less than three years 1,759 1,661 In more than three years but less than four years 1,579 1,457 In more than four years but less than five years 1,387 1,316 In more than five years 4,242 4,696 14,286 14,691 Effect of discounting (1,747) (1,659) Lease liability - as disclosed in note 21 ‘Borrowings’ 12,539 13,032 At 31 March 2022 the Group has entered into lease contracts with payment obligations with an undiscounted value of €51 million (2021: €82 million) that had not commenced at 31 March 2022. Interest expense on lease liabilities for the year is disclosed in note 5 ‘Investment income and financing costs’. The Group has no material liabilities under residual value guarantees and makes no material variable payments not included in the lease liability. The Group does not apply either the short term or low value expedient options in IFRS 16. Strategic report Governance Financials Other information 179 Vodafone Group Plc  Annual Report on Form 20-F 2022

180 Vodafone Group Plc
Annual Report on Form 20-F 2022 | Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

21. Borrowings

The Group's sources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuances in the capital markets including bond and commercial paper issues and bank loans. Liabilities arising from the Group's lease arrangements are also reported in borrowings; see note 20 'Leases'. We manage the basis on which we incur interest on debt between fixed interest rates and floating interest rates depending on market conditions using interest rate derivatives. The Group enters into foreign exchange contracts to mitigate the impact of exchange rate movements on certain monetary items.

Accounting policies

Interest-bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception), and are subsequently measured at amortised cost, using the effective interest rate method. Where they are identified as a hedged item in a designated fair value hedge relationship, fair value adjustments are recognised in accordance with our policy (see note 22 'Capital and financial risk management'). Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowings is recognised over the term of the borrowing. Where bonds issued with certain conversion rights are identified as compound instruments they are initially measured at fair value with the nominal amounts recognised as a component in equity and the fair value of future coupons included in borrowings. These are subsequently measured at amortised cost using the effective interest rate method.

Borrowings

	2022 €m	2021 €m
Non-current borrowings		
Bonds	46,156	44,634
Bank loans	629	761
Lease liabilities (note 20)	9,810	9,909
Bank borrowings secured against Indian assets	–	385
Other borrowings[1]	1,536	3,583
	58,131	**59,272**
Current borrowings		
Bonds	1,875	2,251
Bank loans	688	658
Lease liabilities (note 20)	2,729	3,123
Collateral liabilities	2,914	962
Bank borrowings secured against Indian assets	1,382	862
Other borrowings[1]	2,373	632
	11,961	**8,488**
Borrowings	**70,092**	**67,760**

Note:
1 Includes €1,273 million (2021: €3,312 million) and €2,165 million (2021: €381 million) of licence and spectrum fees payable in non-current and current borrowings respectively.

The fair value of the Group's financial liabilities held at amortised cost approximate to fair value with the exception of long-term bonds with a carrying value of €46,156 million (2021: €44,634 million) which have a fair value of €46,348 million (2021: €48,630 million). Fair value is based on level 1 of the fair value hierarchy using quoted market prices.

The Group's borrowings also include €1,382 million (2021: €1,247 million) of bank borrowings that are secured against the Group's shareholdings in Indus Towers and Vodafone Idea (see note 12 'Investments in Associates and Joint Ventures' for further details of these assets) and will be repaid through the realisation of proceeds from those assets. In accordance with the terms of the loan arrangement, the Group intends to dispose of its shareholding in Indus Towers in order to repay the borrowing.

The Group's borrowings include certain bonds which have been designated in hedge relationships, which are carried at €1,316 million higher (2021: €1,390 million) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in borrowings and would decrease the euro equivalent redemption value of the bonds by €1,456 million (2021: €127 million).

Commercial paper programmes

We currently have US and euro commercial paper programmes of US$15 billion (€13.5 billion) and €10 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2022 both programmes remained undrawn.

The commercial paper facilities were supported by US$4.0 billion (€3.6 billion) and €4.0 billion of syndicated committed bank facilities. No amounts had been drawn under these facilities.

Overview Strategic Report Governance Financials Other information 181 Vodafone Group Plc Annual Report 2022 Bonds We have a €30 billion euro medium-term note programme and a US shelf programme which are used to meet medium to long-term funding requirements. At 31 March 2022 the total amounts in issue under these programmes split by currency were US$25.3 billion, €16.2 billion, £3 billion, AUD$1.2 billion, HKD$2.1 billion, NOK2.2 billion, CHF0.7 billion and JPY10 billion. Vantage Towers A.G. has a €5 billion debt issuance programme to meet its medium to long-term funding requirements. As at 31 March 2022, Vantage Towers A.G. had bonds outstanding with a nominal value of €2.2 billion. At 31 March 2022 the Group had bonds outstanding with a nominal value equivalent to €46.7 billion. During the year ended 31 March 2022, bonds with a nominal value of US$2.5 billion were issued utilising the US Shelf programme and bonds with a nominal value of €2.1 billion matured. Bonds mature between 2022 and 2059 (2021: 2021 and 2059) and have interest rates between 0% and 7.875% (2021: 0% and 7.875%). Mandatory convertible bonds On 12 March 2019 the Group issued £3.4 billion of subordinated mandatory convertible bonds (‘MCBs’) split into two equal tranches of £1.7 billion with coupons of 1.2% and 1.5% respectively. The first tranche matured on 12 March 2021 at a conversion price of £1.2055 per share and the second tranche matured on 12 March 2022 at a conversion price of £1.1326 per share. These were recognised as compound instruments with nominal values of £3.4 billion (€3.8 billion) recognised as a component of shareholders’ funds in equity and the fair value of future coupons £0.1 billion (€0.1 billion) recognised as a financial liability in borrowings. The Group’s strategy was to hedge the equity risk associated with the MCB issuance to any future movement in its share price by an option strategy designed to hedge the economic impact of share price movements. In instances where the Group decides to buy back ordinary shares to mitigate dilution resulting from the conversion, the hedging strategy provides a hedge for the repurchase price. Treasury shares The Group held a maximum of 1,911,661,729 (2021: 2,043,732,147) of its own shares during the year which represented 6.6% (2021: 7.1%) of issued share capital at that time. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 180 Vodafone Group Plc Annual Report 2022 2020 21. Borrowings The Group’s sources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuances in the capital markets including bond and commercial paper issues and bank loans. Liabilities arising from the Group’s lease arrangements are also reported in borrowings; see note 20 ‘Leases’. We manage the basis on which we incur interest on debt between fixed interest rates and floating interest rates depending on market conditions using interest rate derivatives. The Group enters into foreign exchange contracts to mitigate the impact of exchange rate movements on certain monetary items. Accounting policies Interest-bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception), and are subsequently measured at amortised cost, using the effective interest rate method. Where they are identified as a hedged item in a designated fair value hedge relationship, fair value adjustments are recognised in accordance with our policy (see note 22 ‘Capital and financial risk management’). Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowings is recognised over the term of the borrowing. Where bonds issued with certain conversion rights are identified as compound instruments they are initially measured at fair value with the nominal amounts recognised as a component in equity and the fair value of future coupons included in borrowings. These are subsequently measured at amortised cost using the effective interest rate method. Borrowings 2022 2021 €m €m Non-current borrowings Bonds 46,156 44,634 Bank loans 629 761 Lease liabilities (note 20) 9,810 9,909 Bank borrowings secured against Indian assets – 385 Other borrowings1 1,536 3,583 58,131 59,272 Current borrowings Bonds 1,875 2,251 Bank loans 688 658 Lease liabilities (note 20) 2,729 3,123 Collateral liabilities 2,914 962 Bank borrowings secured against Indian assets 1,382 862 Other borrowings1 2,373 632 11,961 8,488 Borrowings 70,092 67,760 Note: 1 Includes €1,273 million (2021: €3,312 million) and €2,165 million (2021: €381 million) of licence and spectrum fees payable in non-current and current borrowings respectively. The fair value of the Group’s financial liabilities held at amortised cost approximate to fair value with the exception of long-term bonds with a carrying value of €46,156 million (2021: €44,634 million) which have a fair value of €46,348 million (2021: €48,630 million). Fair value is based on level 1 of the fair value hierarchy using quoted market prices. The Group’s borrowings also include €1,382 million (2021: €1,247 million) of bank borrowings that are secured against the Group’s shareholdings in Indus Towers and Vodafone Idea (see note 12 ‘Investments in Associates and Joint Ventures’ for further details of these assets) and will be repaid through the realisation of proceeds from those assets. In accordance with the terms of the loan arrangement, the Group intends to dispose of its shareholding in Indus Towers in order to repay the borrowing. The Group’s borrowings include certain bonds which have been designated in hedge relationships, which are carried at €1,316 million higher (2021: €1,390 million) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in borrowings and would decrease the euro equivalent redemption value of the bonds by €1,456 million (2021: €127 million). Commercial paper programmes We currently have US and euro commercial paper programmes of US$15 billion (€13.5 billion) and €10 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2022 both programmes remained undrawn. The commercial paper facilities were supported by US$4.0 billion (€3.6 billion) and €4.0 billion of syndicated committed bank facilities. No amounts had been drawn under these facilities. Strategic report Governance Financials Other information 181 Vodafone Group Plc  Annual Report on Form 20-F 2022

Notes to the consolidated financial statements (continued) N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 182 Vodafone Group Plc Annual Report 2022 2020 22. Capital and financial risk management This note details the treasury management and financial risk management objectives and policies, as well as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policies in place to monitor and manage these risks. Accounting policies Financial instruments Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group’s consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financial liabilities and equity instruments Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that provides a residual interest in the assets of the Group after deducting all of its liabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted for specific financial liabilities and equity instruments are set out below. Financial liabilities under put option arrangements The Group has an obligation to pay a fixed rate of return to minority equity shareholders in the Group’s subsidiary Kabel Deutschland AG, under the terms of a court-imposed domination and profit and loss transfer agreement. This agreement also provides the minority shareholders the option to put their shareholding to Vodafone at a fixed price per share. The obligation to purchase the shares has been recognised as a financial liability and no non-controlling interests are recognised in respect of minority shareholders. Interest costs are accrued at the agreed rate of return and recognised in financing costs. Derivative financial instruments and hedge accounting The Group’s activities expose it to the financial risks of changes in foreign exchange rates and interest rates which it manages using derivative financial instruments. The use of financial derivatives is governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s risk management strategy. The Group does not use derivative financial instruments for speculative purposes. The Group designates certain derivatives as: − hedges of the change in fair value of recognised assets and liabilities (‘fair value hedges’); − hedges of highly probable forecast transactions or hedges of foreign currency or interest rate risks of firm commitments (‘cash flow hedges’); or − hedges of net investments in foreign operations. Derivative financial instruments are initially measured at fair value on the contract date and are subsequently re-measured to fair value at each reporting date. Changes in values of all derivatives of a financing nature are included within investment income and financing costs in the income statement unless designated in an effective cash flow hedge relationship or a hedge of a net investment in foreign operations when the effective portion of changes in value are deferred to other comprehensive income. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. For fair value hedges, the carrying value of the hedged item is also adjusted for changes in fair value for the hedged risk, with gains and losses recognised in the income statement for the period. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. When hedge accounting is discontinued, any gain or loss recognised in other comprehensive income at that time remains in equity and is recognised in the income statement when the hedged transaction is ultimately recognised in the income statement. For cash flow hedges, when the hedged item is recognised in the income statement, amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement. However, when the hedged transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non Ǧ financial liability. If a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in the income statement. For net investment hedges, gains and losses accumulated in other comprehensive income are included in the income statement when the foreign operation is disposed of. Strategic report Governance Financials Other information 182 Vodafone Group Plc  Annual Report on Form 20-F 2022

Overview Strategic Report Governance Financials Other information 183 Vodafone Group Plc Annual Report 2022 Capital management The following table summarises the capital of the Group at 31 March: 2022 2021 €m €m Borrowings (note 21) 70,092 67,760 Cash and cash equivalents (note 19) (7,496) (5,821) Derivative financial instruments included in trade and other receivables (note 14) (4,626) (3,151) Derivative financial instruments included in trade and other payables (note 15) 1,672 4,010 Short-term investments (note 13) (4,795) (4,007) Collateral assets (note 13) (698) (3,107) Financial liabilities under put option arrangements 494 492 Equity 56,977 57,816 Capital 111,620 113,992 The Group’s policy is to borrow centrally using a mixture of long-term and short-term capital market issues and borrowing facilities to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries. Dividends from associates and to non-controlling shareholders Dividends from our associates are generally paid at the discretion of the Board of Directors or shareholders of the individual operating and holding companies, and we have no rights to receive dividends except where specified within certain of the Group’s shareholders’ agreements. Similarly, other than ongoing dividend obligations to the Kabel Deutschland A.G. minority shareholders, should they continue to hold their minority stake, we do not have existing obligations under shareholders’ agreements to pay dividends to non-controlling interest partners of our subsidiaries or joint ventures. The amount of dividends received and paid in the year are disclosed in the consolidated statement of cash flows. Potential cash outflows from option agreements and similar arrangements Put options issued as part of the hedging strategy for the MCBs permit the holders to exercise against the Group at maturity of the option if there is a decrease in our share price. Under the terms of the options, settlement must be made in cash which will equate to the reduced value of shares from the initial conversion price, adjusted for dividends declared, on 1,452 million (2021: 2,494 million) shares as at 31 March 2022. Sale of trade receivables During the year, the Group sold certain trade receivables to a number of financial institutions. Whilst there are no repurchase obligations in respect of these receivables, the Group provided credit guarantees which would only become payable if default rates were significantly higher than historical rates. The credit guarantee is not considered substantive and substantially all risks and rewards associated with the receivables passed to the purchaser at the date of sale, therefore the receivables were derecognised. The maximum payable under the guarantees at 31 March 2022 was €1,341 million (2021: €1,503 million). No provision has been made in respect of these guarantees as the likelihood of a cash outflow has been assessed as remote. Supplier financing arrangements The Group offers suppliers the opportunity to use supply chain financing (‘SCF’). SCF allows suppliers that decide to use it to receive funding earlier than the invoice due date. At 31 March 2022, the financial institutions that run the SCF programmes had purchased €2.4 billion (2021: €2.3 billion) of outstanding supplier invoices, principally from larger suppliers. The Group does not provide any financial guarantees to the financial institutions under this programme and continues to cash settle supplier payables in accordance with their contractual terms. As such, the programme does not change the Group’s net debt, trade payable balances or cash flows. The Group evaluates supplier arrangements against a number of indicators to assess if the payable continues to hold the characteristics of a trade payable or should be classified as borrowings; these indicators include whether the payment terms exceed the shorter of customary payment terms in the industry or 180 days. At 31 March 2022, none of the payables subject to supplier financing arrangements met the criteria to be reclassified as borrowings. Financial risk management The Group’s treasury function centrally manages the Group’s funding requirement, net foreign exchange exposure, interest rate management exposures and counterparty risk arising from investments and derivatives. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the Board, most recently in May 2021. A treasury risk committee comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Group Financial Controller, Group Corporate Finance Director, Group Treasury Director and Group Director of Financial Controlling and Operations meets three times a year to review treasury activities and its members receive management information relating to treasury activities on a quarterly basis. The Group’s accounting function, which does not report to the Group Treasury Director, provides regular update reports of treasury activity to the Board. The Group’s Internal Auditor reviews the internal control environment regularly. No bonds issued by the Group or the Revolving Credit Facilities are subject to financial covenant ratios. Approximately €38 billion (2021: €37 billion) of issued bonds have a change of control clause. The Group uses a number of derivative instruments for currency and interest rate risk management purposes only that are transacted by specialist treasury personnel. The Group mitigates banking sector credit risk by the use of collateral support agreements. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 182 Vodafone Group Plc Annual Report 2022 2020 22. Capital and financial risk management This note details the treasury management and financial risk management objectives and policies, as well as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policies in place to monitor and manage these risks. Accounting policies Financial instruments Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group’s consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financial liabilities and equity instruments Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that provides a residual interest in the assets of the Group after deducting all of its liabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted for specific financial liabilities and equity instruments are set out below. Financial liabilities under put option arrangements The Group has an obligation to pay a fixed rate of return to minority equity shareholders in the Group’s subsidiary Kabel Deutschland AG, under the terms of a court-imposed domination and profit and loss transfer agreement. This agreement also provides the minority shareholders the option to put their shareholding to Vodafone at a fixed price per share. The obligation to purchase the shares has been recognised as a financial liability and no non-controlling interests are recognised in respect of minority shareholders. Interest costs are accrued at the agreed rate of return and recognised in financing costs. Derivative financial instruments and hedge accounting The Group’s activities expose it to the financial risks of changes in foreign exchange rates and interest rates which it manages using derivative financial instruments. The use of financial derivatives is governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s risk management strategy. The Group does not use derivative financial instruments for speculative purposes. The Group designates certain derivatives as: − hedges of the change in fair value of recognised assets and liabilities (‘fair value hedges’); − hedges of highly probable forecast transactions or hedges of foreign currency or interest rate risks of firm commitments (‘cash flow hedges’); or − hedges of net investments in foreign operations. Derivative financial instruments are initially measured at fair value on the contract date and are subsequently re-measured to fair value at each reporting date. Changes in values of all derivatives of a financing nature are included within investment income and financing costs in the income statement unless designated in an effective cash flow hedge relationship or a hedge of a net investment in foreign operations when the effective portion of changes in value are deferred to other comprehensive income. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. For fair value hedges, the carrying value of the hedged item is also adjusted for changes in fair value for the hedged risk, with gains and losses recognised in the income statement for the period. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. When hedge accounting is discontinued, any gain or loss recognised in other comprehensive income at that time remains in equity and is recognised in the income statement when the hedged transaction is ultimately recognised in the income statement. For cash flow hedges, when the hedged item is recognised in the income statement, amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement. However, when the hedged transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non Ǧ financial liability. If a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in the income statement. For net investment hedges, gains and losses accumulated in other comprehensive income are included in the income statement when the foreign operation is disposed of. Strategic report Governance Financials Other information 183 Vodafone Group Plc  Annual Report on Form 20-F 2022

184 Vodafone Group Plc
Annual Report on Form 20-F 2022 | Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

The Group's financial risk management policies seek to reduce the Group's exposure to any future disruption to financial markets, including any future impacts from COVID or other macro economic events.

The Group has combined cash and cash equivalent and short-term investments of €12.3 billion, providing significant headroom over short-term liquidity requirements. Additionally the Group maintains undrawn revolving credit facilities of €7.6 billion euro equivalent. As at 31 March 2022 and after hedging, substantially all the Group's borrowings are held on a fixed interest basis, mitigating exposure to interest rate risk. The Group has no significant currency exposures other than positions in economic hedging relationships. The Group's credit risk under financing activities is spread across a portfolio of highly rated institutions to reduce counterparty exposures and derivative balances are substantially all collateralised. The Group's operating activities result in customer credit risk, for which provisions for expected credit losses are recognised.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial asset leading to a financial loss for the Group. The Group is exposed to credit risk from its operating activities and from its financing activities, the Group considers its maximum exposure to credit risk at 31 March to be:

	2022 €m	2021 €m
Cash at bank and in hand (note 19)	2,220	2,705
Money market funds (note 19)	5,276	3,116
Managed investment funds (note 13)	3,349	2,954
Current bonds and debt securities (note 13)	1,446	1,053
Non-current debt securities (note 13)	930	797
Collateral assets (note 13)	698	3,107
Other investments (note 13)	2,438	2,045
Derivative financial instruments (note 14)	4,626	3,151
Trade receivables (note 14)[1]	6,083	5,924
Contract assets and other receivables (note 14)	4,457	4,531
Performance bonds and other guarantees (note 29)	2,866	2,728
	34,389	**32,111**

Note:
1 Includes amounts guaranteed under sales of trade receivables €1,341 million (2021: €1,503 million)

Expected credit loss

The Group has financial assets classified and measured at amortised cost and fair value through other comprehensive income that are subject to the expected credit loss model requirements of IFRS 9. Cash at bank and in hand and certain other investments are both classified and measured at amortised cost and subject to impairment requirements. However, the identified expected credit loss is considered to be immaterial.

Information about expected credit losses for trade receivables and contract assets can be found under 'operating activities' on page 185.

Financing activities

The Group invests in government securities on the basis they generate a fixed rate of return and are amongst the most creditworthy of investments available.

Investments are made in accordance with established internal treasury policies which dictate the scaled maximum exposure permissible in relation to an investment's long-term credit rating. The Group invests in AAA unsecured money market mutual funds, where the investment is limited to 10% of each fund; A to AAA government securities, both directly and through money market mutual funds; and has two managed investment funds that hold securities with an average credit quality of AA.

In respect of financial instruments used by the Group's treasury function, the aggregate credit risk the Group may have with one counterparty is limited by reference to the long-term credit ratings assigned for that counterparty by Moody's, Fitch Ratings and Standard & Poor's. Furthermore, collateral support agreements reduce the Group's exposure to counterparties who must post cash collateral when there is value due to the Group under outstanding derivative contracts that exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary.

Overview Strategic Report Governance Financials Other information 185 Vodafone Group Plc Annual Report 2022 In the event of any default, ownership of the cash collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within current borrowings, held by the Group at 31 March: 2022 2021 €m €m Collateral liabilities 2,914 962 In addition, as discussed in note 29 ‘Contingent liabilities and legal proceedings’, the Group has covenanted to provide security in favour of the trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme and pledged security in relation to the Indus Towers merger. The Group has also pledged cash as collateral against derivative financial instruments as disclosed in note 13 ‘Other investments’. Operating activities Customer credit risk is managed by the Group’s business units which each have policies, procedures and controls relating to customer credit risk management. Outstanding trade receivables and contract assets are regularly reviewed to monitor any changes in credit risk with concentrations of credit risk considered to be limited given that the Group’s customer base is large and unrelated. The Group applies the simplified approach and records lifetime expected credit losses for trade receivables and contract assets. Expected credit losses are measured using historical cash collection data for periods of at least 24 months wherever possible and grouped into various customer segments based on product or customer type. The historical loss rates are adjusted where macroeconomic factors, for example changes in interest rates or unemployment rates, or other commercial factors are expected to have a significant impact when determining future expected credit loss rates. For trade receivables the expected credit loss provision is calculated using a provision matrix, in which the provision increases as balances age, and for receivables paid in instalments and contract assets a weighted loss rate is calculated to reflect the period over which the amounts become due for payment by the customer. Trade receivables and contract assets are written off when each business unit determines there to be no reasonable expectation of recovery and enforcement activity has ceased. Movements in the allowance for expected credit losses during the year were as follows: Trade receivables held Trade receivables held at fair value through Contract assets at amortised cost other comprehensive income 2022 2021 2022 2021 2022 2021 €m €m €m €m €m €m 1 April 101 137 1,480 1,431 57 51 Exchange movements 1 2 (70) (47) – – Amounts charged to credit losses on financial assets 114 63 394 592 53 9 Other1 (133) (101) (462) (496) (2) (3) 31 March 83 101 1,342 1,480 108 57 Note: 1 Primarily utilisation of the provision. Expected credit losses are presented as net impairment losses within operating profit and subsequent recoveries of amounts previously written off are credited against the same line item. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 184 Vodafone Group Plc Annual Report 2022 2020 22. Capital and financial risk management (continued) The Group’s financial risk management policies seek to reduce the Group’s exposure to any future disruption to financial markets, including any future impacts from COVID or other macro economic events. The Group has combined cash and cash equivalent and short-term investments of €12.3 billion, providing significant headroom over short-term liquidity requirements. Additionally the Group maintains undrawn revolving credit facilities of €7.6 billion euro equivalent. As at 31 March 2022 and after hedging, substantially all the Group’s borrowings are held on a fixed interest basis, mitigating exposure to interest rate risk. The Group has no significant currency exposures other than positions in economic hedging relationships. The Group’s credit risk under financing activities is spread across a portfolio of highly rated institutions to reduce counterparty exposures and derivative balances are substantially all collateralised. The Group’s operating activities result in customer credit risk, for which provisions for expected credit losses are recognised. Credit risk Credit risk is the risk that a counterparty will not meet its obligations under a financial asset leading to a financial loss for the Group. The Group is exposed to credit risk from its operating activities and from its financing activities, the Group considers its maximum exposure to credit risk at 31 March to be: 2022 2021 €m €m Cash at bank and in hand (note 19) 2,220 2,705 Money market funds (note 19) 5,276 3,116 Managed investment funds (note 13) 3,349 2,954 Current bonds and debt securities (note 13) 1,446 1,053 Non-current debt securities (note 13) 930 797 Collateral assets (note 13) 698 3,107 Other investments (note 13) 2,438 2,045 Derivative financial instruments (note 14) 4,626 3,151 Trade receivables (note 14)1 6,083 5,924 Contract assets and other receivables (note 14) 4,457 4,531 Performance bonds and other guarantees (note 29) 2,866 2,728 34,389 32,111 Note: 1 Includes amounts guaranteed under sales of trade receivables €1,341 million (2021: €1,503 million) Expected credit loss The Group has financial assets classified and measured at amortised cost and fair value through other comprehensive income that are subject to the expected credit loss model requirements of IFRS 9. Cash at bank and in hand and certain other investments are both classified and measured at amortised cost and subject to impairment requirements. However, the identified expected credit loss is considered to be immaterial. Information about expected credit losses for trade receivables and contract assets can be found under ‘operating activities’ on page 185. Financing activities The Group invests in government securities on the basis they generate a fixed rate of return and are amongst the most creditworthy of investments available. Investments are made in accordance with established internal treasury policies which dictate the scaled maximum exposure permissible in relation to an investment’s long-term credit rating. The Group invests in AAA unsecured money market mutual funds, where the investment is limited to 10% of each fund; A to AAA government securities, both directly and through money market mutual funds; and has two managed investment funds that hold securities with an average credit quality of AA. In respect of financial instruments used by the Group’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by reference to the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s. Furthermore, collateral support agreements reduce the Group’s exposure to counterparties who must post cash collateral when there is value due to the Group under outstanding derivative contracts that exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary. Strategic report Governance Financials Other information 185 Vodafone Group Plc  Annual Report on Form 20-F 2022

186 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

The majority of the Group's trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers.

The following table presents information on trade receivables past due[1] and their associated expected credit losses:

31 March 2022	Due €m	Trade receivables at amortised cost past due: 30 days or less €m	31–60 days €m	61–180 days €m	180 days+ €m	Total €m
Gross carrying amount	2,411	650	182	390	1,043	4,676
Expected credit loss allowance	(123)	(83)	(53)	(190)	(893)	(1,342)
Net carrying amount	2,288	567	129	200	150	3,334

31 March 2021	Due €m	Trade receivables at amortised cost past due: 30 days or less €m	31–60 days €m	61–180 days €m	180 days+ €m	Total €m
Gross carrying amount	2,568	717	177	405	1,290	5,157
Expected credit loss allowance	(30)	(72)	(62)	(211)	(1,105)	(1,480)
Net carrying amount	2,538	645	115	194	185	3,677

Note:
1 Contract assets relate to amounts not yet due from customers. These amounts will be reclassified as trade receivables before they become due. Trade receivables at fair value through other comprehensive income are not materially past due.

Liquidity risk

Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that any commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2022 amounted to cash €7.5 billion (2021: €5.8 billion) and undrawn committed facilities of €8.2 billion (2021: €8.0 billion), principally euro and US dollar revolving credit facilities of €4.0 billion and US$4.0 billion (€3.6 billion) which mature in 2025 and 2027 respectively. The Group manages liquidity risk on non-current borrowings by maintaining a varied maturity profile with a cap on the level of debt maturity in any one calendar year, therefore minimising refinancing risk. Non-current borrowings mature between 1 and 37 years.

The maturity profile of the anticipated future cash flows including interest in relation to the Group's non-derivative financial liabilities on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows:

Maturity profile[1]	Bank loans €m	Bonds €m	Lease liabilities €m	Other[2] €m	Total borrowings €m	Trade payables and other financial liabilities[3] €m	Total €m
Within one year	700	3,569	3,130	6,823	14,222	16,884	31,106
In one to two years	33	6,190	2,189	417	8,829	29	8,858
In two to three years	411	3,786	1,759	207	6,163	–	6,163
In three to four years	2	5,746	1,579	199	7,526	–	7,526
In four to five years	205	6,253	1,387	678	8,523	–	8,523
In more than five years	21	43,514	4,242	136	47,913	–	47,913
	1,372	**69,058**	**14,286**	**8,460**	**93,176**	**16,913**	**110,089**
Effect of discount/financing rates	(55)	(21,027)	(1,747)	(255)	(23,084)	(1)	(23,085)
31 March 2022	**1,317**	**48,031**	**12,539**	**8,205**	**70,092**	**16,912**	**87,004**
Within one year	674	3,774	3,419	2,516	10,383	15,304	25,687
In one to two years	174	3,329	2,142	2,575	8,220	49	8,269
In two to three years	440	5,964	1,661	399	8,464	–	8,464
In three to four years	173	2,784	1,457	166	4,580	–	4,580
In four to five years	2	5,506	1,316	199	7,023	–	7,023
In more than five years	23	45,538	4,696	986	51,243	–	51,243
	1,486	**66,895**	**14,691**	**6,841**	**89,913**	**15,353**	**105,266**
Effect of discount/financing rates	(67)	(20,010)	(1,659)	(417)	(22,153)	(2)	(22,155)
31 March 2021	**1,419**	**46,885**	**13,032**	**6,424**	**67,760**	**15,351**	**83,111**

Notes:
1 Maturities reflect contractual cash flows applicable except in the event of a change of control or event of default, upon which lenders have the right, but not the obligation, to request payment within 30 days. This also applies to undrawn committed facilities. There is no debt that is subject to a material adverse change clause (2021: €30 million of debt in relation to the mandatorily convertible bond that matured on 12 March 2022 was subject to a material adverse change clause which would have accelerated conversion of the £1.7 billion principal recognised in equity – see note 21 'Borrowings').
2 Includes spectrum licence payables with maturity profile €2,319 million (2021: €381 million) within one year, €165 million (2021: €2,171 million) in one to two years, €199 million (2021: €165 million) in two to three years, €199 million (2021: €165 million) in three to four years, €662 million (2021: €199 million) in four to five years and €136 million (2021: €986 million) in more than five years. Also includes €2,914 million (2021: €962 million) in relation to cash received under collateral support agreements shown within 1 year.
3 Includes financial liabilities under put option arrangements and non-derivative financial liabilities presented within trade and other payables.

Overview Strategic Report Governance Financials Other information 187 Vodafone Group Plc Annual Report 2022 The maturity profile of the Group’s financial derivatives (which include interest rate swaps, cross-currency interest rate swaps and foreign exchange swaps) using undiscounted cash flows, is as follows: 2022 2021 Payable Receivable Total Payable Receivable Total €m €m €m €m €m €m Within one year (12,671) 13,470 799 (16,218) 16,864 646 In one to two years (5,897) 6,399 502 (3,121) 3,723 602 In two to three years (2,584) 3,158 574 (5,623) 5,978 355 In three to four years (3,373) 3,864 491 (2,518) 2,903 385 In four to five years (1,699) 2,139 440 (3,305) 3,620 315 In more than five years (34,097) 40,129 6,032 (33,777) 37,399 3,622 (60,321) 69,159 8,838 (64,562) 70,487 5,925 Effect of discount/financing rates (5,884) (6,784) Financial derivative net receivable/(payable) 2,954 (859) Payables and receivables are stated separately in the table above as cash settlement is on a gross basis. Market risk Interest rate management Under the Group’s interest rate management policy, interest rates on long-term monetary assets and liabilities are principally maintained on a fixed rate basis. At 31 March 2022 and after hedging, substantially all of our outstanding liabilities are held on a fixed interest rate basis in accordance with treasury policy. For each one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2022 there would be an increase in profit before tax by €420 million (2021: €782 million) including mark to market revaluations of interest rate and other derivatives and the potential interest on cash and short-term investments. There would be no material impact on equity. At 31 March 2022, the Group had limited exposure through interest rate derivatives and floating rate bonds referencing LIBOR and other interbank offered rates (IBORs). Foreign exchange management As Vodafone’s primary listing is on the London Stock Exchange its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cash flows, principally in euro, South African rand and sterling, the Group maintains the currency of debt and interest charges in proportion to its expected future principal cash flows and has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above a certain de minimis level. At 31 March 2022 11% of net debt was denominated in currencies other than euro (6% sterling, 4% South African rand and 1% other). This allows sterling, South African rand and other debt to be serviced in proportion to expected future cash flows and therefore provides a partial economic hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies. Under the Group’s foreign exchange management policy, foreign exchange transaction exposure in Group companies is generally maintained at the lower of €5 million per currency per month or €15 million per currency over a six month period. The Group recognises foreign exchange movements in equity for the translation of net investment hedging instruments and balances treated as investments in foreign operations. However, there is no net impact on equity for exchange rate movements on net investment hedging instruments as there would be an offset in the currency translation of the foreign operation. At 31 March 2022 the Group held financial liabilities in a net investment hedge against the Group’s South African rand operations. Sensitivity to foreign exchange movements on the hedging liabilities, analysed against a strengthening of the South African rand by 13% (2021: 15%) would result in a decrease in equity of €221 million (2021: €285 million) which would be fully offset by foreign exchange movements on the hedged net assets. In addition, cash flow hedges of principally US dollar borrowings would result in an increase in equity of €371 million (2021: €469 million) against a strengthening of US dollar by 5% (2021: 6%). The Group profit and loss account is exposed to foreign exchange risk within both operating profit and financing income and expense. The principal reporting segment not generating income in euro is Vodacom, whose functional currency is predominantly South African rand. Financing income and expense includes foreign currency gains/losses incurred on the translation of balance sheet items not held in functional currency. These are principally on certain borrowings, derivatives, and other investments denominated in sterling and Turkish lira. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 186 Vodafone Group Plc Annual Report 2022 2020 22. Capital and financial risk management (continued) The majority of the Group’s trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers. The following table presents information on trade receivables past due¹ and their associated expected credit losses: 31 March 2022 Trade receivables at amortised cost past due 30 days 31–60 61–180 180 Total Due or less days days days+ €m €m €m €m €m €m Gross carrying amount 2,411 650 182 390 1,043 4,676 Expected credit loss allowance (123) (83) (53) (190) (893) (1,342) Net carrying amount 2,288 567 129 200 150 3,334 31 March 2021 Trade receivables at amortised cost past due 30 days 31–60 61–180 180 Total Due or less days days days+ €m €m €m €m €m €m Gross carrying amount 2,568 717 177 405 1,290 5,157 Expected credit loss allowance (30) (72) (62) (211) (1,105) (1,480) Net carrying amount 2,538 645 115 194 185 3,677 Note: 1 Contract assets relate to amounts not yet due from customers. These amounts will be reclassified as trade receivables before they become due. Trade receivables at fair value through other comprehensive income are not materially past due. Liquidity risk Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that any commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2022 amounted to cash €7.5 billion (2021: €5.8 billion) and undrawn committed facilities of €8.2 billion (2021: €8.0 billion), principally euro and US dollar revolving credit facilities of €4.0 billion and US$4.0 billion (€3.6 billion) which mature in 2025 and 2027 respectively. The Group manages liquidity risk on non-current borrowings by maintaining a varied maturity profile with a cap on the level of debt maturity in any one calendar year, therefore minimising refinancing risk. Non-current borrowings mature between 1 and 37 years. The maturity profile of the anticipated future cash flows including interest in relation to the Group’s non-derivative financial liabilities on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows: Maturity profile1 Trade payables and other financial Bank loans Bonds Lease liabilities Other2 Total borrowings liabilities3 Total €m €m €m €m €m €m €m Within one year 700 3,569 3,130 6,823 14,222 16,884 31,106 In one to two years 33 6,190 2,189 417 8,829 29 8,858 In two to three years 411 3,786 1,759 207 6,163 – 6,163 In three to four years 2 5,746 1,579 199 7,526 – 7,526 In four to five years 205 6,253 1,387 678 8,523 – 8,523 In more than five years 21 43,514 4,242 136 47,913 – 47,913 1,372 69,058 14,286 8,460 93,176 16,913 110,089 Effect of discount/financing rates (55) (21,027) (1,747) (255) (23,084) (1) (23,085) 31 March 2022 1,317 48,031 12,539 8,205 70,092 16,912 87,004 Within one year 674 3,774 3,419 2,516 10,383 15,304 25,687 In one to two years 174 3,329 2,142 2,575 8,220 49 8,269 In two to three years 440 5,964 1,661 399 8,464 – 8,464 In three to four years 173 2,784 1,457 166 4,580 – 4,580 In four to five years 2 5,506 1,316 199 7,023 – 7,023 In more than five years 23 45,538 4,696 986 51,243 – 51,243 1,486 66,895 14,691 6,841 89,913 15,353 105,266 Effect of discount/financing rates (67) (20,010) (1,659) (417) (22,153) (2) (22,155) 31 March 2021 1,419 46,885 13,032 6,424 67,760 15,351 83,111 Notes: 1 Maturities reflect contractual cash flows applicable except in the event of a change of control or event of default, upon which lenders have the right, but not the obligation, to request payment within 30 days. This also applies to undrawn committed facilities. There is no debt that is subject to a material adverse change clause (2021: €30 million of debt in relation to the mandatorily convertible bond that matured on 12 March 2022 was subject to a material adverse change clause which would have accelerated conversion of the £1.7 billion principal recognised in equity – see note 21 ‘Borrowings’). 2 Includes spectrum licence payables with maturity profile €2,319 million (2021: €381 million) within one year, €165 million (2021: €2,171 million) in one to two years, €199 million (2021: €165 million) in two to three years, €199 million (2021: €165 million) in three to four years, €662 million (2021: €199 million) in four to five years and €136 million (2021: €986 million) in more than five years. Also includes €2,914 million (2021: €962 million) in relation to cash received under collateral support agreements shown within 1 year. 3 Includes financial liabilities under put option arrangements and non-derivative financial liabilities presented within trade and other payables. Strategic report Governance Financials Other information 187 Vodafone Group Plc  Annual Report on Form 20-F 2022

188 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

The following table details the Group's sensitivity to foreign exchange risk. The percentage movement applied to the currency is based on the average movements in the previous three annual reporting periods.

	2022 €m	2021 €m
Increase/ (decrease) in Profit before taxation		
ZAR 13% change (2021: 15%)	134	152
TRY 39% change (2021: 26%)	83	87
GBP 2% change (2021: 3%)	(67)	(23)

Equity risk

There is no material equity risk relating to the Group's equity investments which are detailed in note 13 'Other investments'.

The Group has hedged its exposure under the subordinated mandatory convertible bonds to any future movements in its share price by an option strategy designed to hedge the economic impact of share price movements. As at 31 March 2022 the Group's sensitivity to a movement of 7% (2021: 7%) in its share price would result in an increase or decrease in profit before tax of €36 million (2021: €283 million).

Risk management strategy of hedge relationships

The risk strategies of the designated cash flow, fair value, and net investment hedges reflect the above market risk strategies.

The objective of the cash flow hedges is principally to convert foreign currency denominated fixed rate borrowings in US dollar, pound sterling, Australian dollar, Swiss franc, Hong Kong dollar, Japanese yen, Norwegian krona and euro and US dollar floating rate borrowings into euro fixed rate borrowings and hedge the foreign exchange spot rate and interest rate risk. There are also cash flow hedges of certain subsidiary expenditure not denominated in functional currency of the entity, to hedge foreign exchange spot risk. Derivative financial instruments designated in cash flow hedges are cross-currency interest rate swaps and foreign exchange swaps and forwards. The swap maturity dates and liquidity profiles of the nominal cash flows match those of the underlying borrowings and exposures.

The objective of the net investment hedges is to hedge foreign exchange risk in foreign operations. Derivative financial instruments designated in net investment hedges are cross-currency interest rate swaps and foreign exchange swaps. The hedging instruments are rolled on an ongoing basis as determined by the nature of the business.

The objective of the fair value hedges is to hedge a proportion of the Group's fixed rate euro denominated borrowing to a euro floating rate borrowing. The swap maturity dates match those of the underlying borrowing and the nominal cash flows are converted to quarterly payments.

Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

For hedges of foreign currency denominated borrowings and investments, the Group uses a combination of cross-currency and foreign exchange swaps to hedge its exposure to foreign exchange risk and interest rate risk and enters into hedge relationships where the critical terms of the hedging instrument match with the terms of the hedged item. Therefore the Group expects a highly effective hedging relationship with the swap contracts and the value of the corresponding hedged items to change systematically in the opposite direction in response to movements in the underlying exchange rates and interest rates. The Group therefore performs a qualitative assessment of effectiveness. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match with the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness.

Hedge ineffectiveness may occur due to:

a) The fair value of the hedging instrument on the hedge relationship designation date if the fair value is not nil;

b) Changes in the contractual terms or timing of the payments on the hedged item; and

c) A change in the credit risk of the Group or the counterparty with the hedging instrument.

The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting; for all of the Group's existing hedge relationships the hedge ratio has been determined as 1:1.

The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market rates and foreign currency rates prevailing at 31 March. The valuation basis is level 2 of the fair value hierarchy. This classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset and liability, either directly or indirectly. Derivative financial assets and liabilities are included within trade and other receivables and trade and other payables in the statement of financial position.

Overview Strategic Report Governance Financials Other information 189 Vodafone Group Plc Annual Report 2022 The following table represents the carrying values and nominal amounts of derivatives in a continued hedge relationship as at 31 March. At 31 March 2022 Other comprehensive income Weighted average Opening (Gain)/ Gain/(Loss) Closing Carrying Carrying balance Loss recycled to balance Euro Nominal value value 1 April deferred to financing 31 March Maturity interest amounts Assets Liabilities 2021 OCI costs 20221 year FX rate rate €m €m €m €m €m €m €m % Cash flow hedges - foreign currency risk3 Cross-currency and foreign exchange swaps US dollar bonds 20,995 2,745 10 501 (3,257) 1,272 (1,484) 2036 1.18 2.76 Australian dollar bonds 736 50 – (24) (12) 31 (5) 2024 1.56 0.92 Swiss franc bonds 624 16 1 30 (59) 49 20 2026 1.08 1.26 Pound sterling bonds 3,498 61 145 323 (239) 25 109 2043 0.86 2.97 Hong Kong dollar bonds 233 8 3 13 (18) 12 7 2028 9.08 1.48 Japanese yen bonds 78 – 6 11 (7) (2) 2 2037 128.53 2.47 Norwegian krona bonds 241 – 16 3 (7) 7 3 2026 9.15 1.12 Foreign exchange forwards2 244 – 69 – (72) 3 (69) 2022 12.34 – Cash flow hedges - foreign currency and interest rate risk3 Cross currency swaps - US dollar bonds 417 24 – 8 (33) 24 (1) 2023 1.17 1.07 Cash flow hedges - interest rate risk3 Interest rate swaps - Euro loans – – – (1) – 1 – – – – Net investment hedge - foreign exchange risk5 Cross-currency and foreign exchange swaps - South African rand investment 1,555 – 113 959 174 – 1,133 2022 17.29 0.31 28,621 2,904 363 1,823 (3,530) 1,422 (285) At 31 March 2021 Other comprehensive income Weighted average Opening (Gain)/ Gain/(Loss) Closing Carrying Carrying balance Loss recycled to balance Euro Nominal value value 1 April deferred to financing 31 March Maturity interest amounts Assets Liabilities 2020 OCI costs 20211 year FX rate rate €m €m €m €m €m €m €m % Cash flow hedges - foreign currency risk3 Cross-currency and foreign exchange swaps US dollar bonds 18,995 621 1,070 (3,922) 5,900 (1,477) 501 2036 1.18 2.82 Australian dollar bonds 736 38 – (26) (102) 104 (24) 2024 1.56 0.92 Swiss franc bonds 624 – 45 28 28 (26) 30 2026 1.08 1.26 Pound sterling bonds 2,585 40 199 94 1 228 323 2047 0.89 2.59 Hong Kong dollar bonds 233 – 13 (4) 34 (17) 13 2028 9.08 1.48 Japanese yen bonds 78 – 12 6 13 (8) 11 2037 128.53 2.47 Norwegian krona bonds 241 – 22 (3) (23) 29 3 2026 9.15 1.12 Cash flow hedges - foreign currency and interest rate risk3 Cross currency swaps - US dollar bonds 417 – 8 18 52 (62) 8 2023 1.17 1.07 Cash flow hedges - interest rate risk3 Interest rate swaps - Euro loans 568 – – 7 (11) 3 (1) 2021 – 1.21 Fair value hedges - interest rate risk4 Interest rate swaps - Eurobonds 186 131 – – – – – 2028 – – Net investment hedge - foreign exchange risk5 Cross-currency and foreign exchange swaps - South African rand investment 1,785 – 23 631 328 – 959 2021 17.30 0.31 26,448 830 1,392 (3,171) 6,220 (1,226) 1,823 Notes: 1 Fair value movement deferred into other comprehensive income includes €1,318 million loss (2021: €1,164 million loss) and €1 million gain (2021: €2 million gain) of foreign currency basis outside the cash flow and net investment hedge relationships respectively. 2 Includes euro and US dollar forward contracts against Turkish lira to hedge foreign currency forecast expenditures in local markets. Notional amounts of €146 million and $109 million (€98 million) with weighted average exchange rates of 12.45 and 10.95 respectively to Turkish lira. 3 For cashflow hedges, the movement in the hypothetical derivative (hedged item) mirrors that of the hedging instrument. Hedge ineffectiveness of the swaps designated in a cash flow hedge during the period was €nil (2021: €nil). 4 The fair value hedge was de-designated during the financial year. The carrying value of the bond de-designated during the financial year includes €66 million loss (2021: €76 million loss) of cumulative fair value adjustment for the hedged interest risk. Hedge ineffectiveness is €nil (2021: €8 million gain). The carrying value of bonds includes an additional €760 million loss (2021: €774 million loss) in relation to fair value of other bonds previously designated in fair value hedge relationships. 5 Hedge ineffectiveness of swaps designated in a net investment hedge during the period was €nil (2021: €nil). N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 188 Vodafone Group Plc Annual Report 2022 2020 22. Capital and financial risk management (continued) The following table details the Group’s sensitivity to foreign exchange risk. The percentage movement applied to the currency is based on the average movements in the previous three annual reporting periods. 2022 2021 €m €m Increase/ (decrease) in Profit before taxation ZAR 13% change (2021: 15%) 134 152 TRY 39% change (2021: 26%) 83 87 GBP 2% change (2021: 3%) (67) (23) Equity risk There is no material equity risk relating to the Group’s equity investments which are detailed in note 13 ‘Other investments’. The Group has hedged its exposure under the subordinated mandatory convertible bonds to any future movements in its share price by an option strategy designed to hedge the economic impact of share price movements. As at 31 March 2022 the Group’s sensitivity to a movement of 7% (2021: 7%) in its share price would result in an increase or decrease in profit before tax of €36 million (2021: €283 million). Risk management strategy of hedge relationships The risk strategies of the designated cash flow, fair value, and net investment hedges reflect the above market risk strategies. The objective of the cash flow hedges is principally to convert foreign currency denominated fixed rate borrowings in US dollar, pound sterling, Australian dollar, Swiss franc, Hong Kong dollar, Japanese yen, Norwegian krona and euro and US dollar floating rate borrowings into euro fixed rate borrowings and hedge the foreign exchange spot rate and interest rate risk. There are also cash flow hedges of certain subsidiary expenditure not denominated in functional currency of the entity, to hedge foreign exchange spot risk. Derivative financial instruments designated in cash flow hedges are cross-currency interest rate swaps and foreign exchange swaps and forwards. The swap maturity dates and liquidity profiles of the nominal cash flows match those of the underlying borrowings and exposures. The objective of the net investment hedges is to hedge foreign exchange risk in foreign operations. Derivative financial instruments designated in net investment hedges are cross-currency interest rate swaps and foreign exchange swaps. The hedging instruments are rolled on an ongoing basis as determined by the nature of the business. The objective of the fair value hedges is to hedge a proportion of the Group’s fixed rate euro denominated borrowing to a euro floating rate borrowing. The swap maturity dates match those of the underlying borrowing and the nominal cash flows are converted to quarterly payments. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. For hedges of foreign currency denominated borrowings and investments, the Group uses a combination of cross-currency and foreign exchange swaps to hedge its exposure to foreign exchange risk and interest rate risk and enters into hedge relationships where the critical terms of the hedging instrument match with the terms of the hedged item. Therefore the Group expects a highly effective hedging relationship with the swap contracts and the value of the corresponding hedged items to change systematically in the opposite direction in response to movements in the underlying exchange rates and interest rates. The Group therefore performs a qualitative assessment of effectiveness. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match with the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness. Hedge ineffectiveness may occur due to: a) The fair value of the hedging instrument on the hedge relationship designation date if the fair value is not nil; b) Changes in the contractual terms or timing of the payments on the hedged item; and c) A change in the credit risk of the Group or the counterparty with the hedging instrument. The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting; for all of the Group’s existing hedge relationships the hedge ratio has been determined as 1:1. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market rates and foreign currency rates prevailing at 31 March. The valuation basis is level 2 of the fair value hierarchy. This classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset and liability, either directly or indirectly. Derivative financial assets and liabilities are included within trade and other receivables and trade and other payables in the statement of financial position. Strategic report Governance Financials Other information 189 Vodafone Group Plc  Annual Report on Form 20-F 2022

Notes to the consolidated financial statements (continued) N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 190 Vodafone Group Plc Annual Report 2022 2020 22. Capital and financial risk management (continued) Changes in assets and liabilities arising from financing activities Borrowings Derivative assets and liabilities Financial liabilities under put options Other liabilities Assets and liabilities arising from financing activities €m €m €m €m €m 1 April 2021 6 67 7, ,7 76 60 0 8 85 59 9 4 49 92 2 4 49 91 1 6 69 9, ,6 60 02 2 Cash movements Proceeds from issuance of long-term borrowings 2,548 – – – 2,548 Repayment of borrowings (8,248) – – – (8,248) Net movement in short-term borrowings 3,002 – – – 3,002 Net movement in derivatives – (293) – – (293) Interest paid (2,246) 469 (17) (10) (1,804) Purchase of treasury shares – – – (2,087) (2,087) Non-cash movements Fair value movements – (2,631) – – (2,631) Foreign exchange 1,386 (930) – (15) 441 Interest costs 2,356 (428) 19 13 1,960 Lease additions 3,410 – – – 3,410 Other1 124 – – 3,106 3,230 31 March 2022 70,092 (2,954) 494 1,498 69,130 Borrowings Derivative assets and liabilities Financial liabilities under put options Other liabilities Assets and liabilities arising from financing activities €m €m €m €m €m 1 April 2020 7 74 4, ,9 92 25 5 ( (4 4, ,4 40 09 9) ) 1 1, ,8 85 50 0 1 17 70 0 7 72 2, ,5 53 36 6 Cash movements Proceeds from issuance of long-term borrowings 4,359 – – – 4,359 Repayment of borrowings (12,237) – – – (12,237) Net movement in short-term borrowings (2,791) – – – (2,791) Net movement in derivatives – 279 – – 279 Interest paid (2,421) 452 (141) (42) (2,152) Purchase of treasury shares – – – (62) (62) Payments for settlement of written put options – – (1,482) – (1,482) Non-cash movements Fair value movements (9) 3,594 – – 3,585 Foreign exchange (1,480) 1,428 – (2) (54) Interest costs 2,459 (485) 62 11 2,047 Lease additions 4,578 – – – 4,578 Acquisitions of subsidiaries 234 – – – 234 Other1 143 – 203 416 762 31 March 2021 67,760 859 492 491 69,602 Note: 1 Movement in Other liabilities primarily relate to share buyback programmes. Strategic report Governance Financials Other information 190 Vodafone Group Plc  Annual Report on Form 20-F 2022

Overview Strategic Report Governance Financials Other information 191 Vodafone Group Plc Annual Report 2022 Fair value and carrying value information The carrying value and valuation basis of the Group’s financial assets are set out in notes 13 ‘Other investments’, 14 ‘Trade and other receivables’ and 19 ‘Cash and cash equivalents’. For all financial assets held at amortised cost the carrying values approximate fair value except as disclosed in note 13 ‘Other investments’. The carrying value and valuation basis of the Group’s financial liabilities are set out in notes 15 ‘Trade and other payables’ and 21 ‘Borrowings’. The carrying values approximate fair value for the Group’s trade payables and other payables categories. For other financial liabilities a comparison of fair value and carrying value is disclosed in note 21 ‘Borrowings’. Net financial instruments The table below shows the Group’s financial assets and liabilities that are subject to offset in the balance sheet and the impact of enforceable master netting or similar agreements. At 31 March 2022 Related amounts not set off in the balance sheet Gross amount Amount set off Amounts presented in balance sheet Right of set off with derivative counterparties Collateral (liabilities)/assets1 Net amount €m €m €m €m €m €m Derivative financial assets 4,626 – 4,626 (1,365) (2,914) 347 Derivative financial liabilities (1,672) – (1,672) 1,365 368 61 Total 2,954 – 2,954 – (2,546) 408 At 31 March 2021 Related amounts not set off in the balance sheet Gross amount Amount set off Amounts presented in balance sheet Right of set off with derivative counterparties Collateral (liabilities)/assets1 Net amount €m €m €m €m €m €m Derivative financial assets 3,151 – 3,151 (1,989) (962) 200 Derivative financial liabilities (4,010) – (4,010) 1,989 2,194 173 Total (859) – (859) – 1,232 373 Note: 1 Excludes collateral of €330 million (2021: €913 million) pledged as initial margin that does not offset against existing mark to market balances as at 31 March. Financial assets and liabilities are offset and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. Derivative financial instruments that do not meet the criteria for offset could be settled net in certain circumstances under ISDA (‘International Swaps and Derivatives Association’) agreements where each party has the option to settle amounts on a net basis in the event of default from the other. Collateral may be offset and net settled against derivative financial instruments in the event of default by either party. The aforementioned collateral balances are recorded in ‘other investments’ or ‘current borrowings’ respectively. 23. Directors and key management compensation This note details the total amounts earned by the Company’s Directors and members of the Executive Committee. Directors Aggregate emoluments of the Directors of the Company were as follows: 2022 2021 2020 €m €m €m Salaries and fees 4 4 4 Incentive schemes1 3 3 2 Other benefits2 – – 1 7 7 7 Notes: 1 Excludes gains from long-term incentive plans. 2 Includes the value of the cash allowance taken by some individuals in lieu of pension contributions. No Directors serving during the year exercised share options in the year ended 31 March 2022 (2021: None; 2020: None). N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 190 Vodafone Group Plc Annual Report 2022 2020 22. Capital and financial risk management (continued) Changes in assets and liabilities arising from financing activities Borrowings Derivative assets and liabilities Financial liabilities under put options Other liabilities Assets and liabilities arising from financing activities €m €m €m €m €m 1 April 2021 6 67 7, ,7 76 60 0 8 85 59 9 4 49 92 2 4 49 91 1 6 69 9, ,6 60 02 2 Cash movements Proceeds from issuance of long-term borrowings 2,548 – – – 2,548 Repayment of borrowings (8,248) – – – (8,248) Net movement in short-term borrowings 3,002 – – – 3,002 Net movement in derivatives – (293) – – (293) Interest paid (2,246) 469 (17) (10) (1,804) Purchase of treasury shares – – – (2,087) (2,087) Non-cash movements Fair value movements – (2,631) – – (2,631) Foreign exchange 1,386 (930) – (15) 441 Interest costs 2,356 (428) 19 13 1,960 Lease additions 3,410 – – – 3,410 Other1 124 – – 3,106 3,230 31 March 2022 70,092 (2,954) 494 1,498 69,130 Borrowings Derivative assets and liabilities Financial liabilities under put options Other liabilities Assets and liabilities arising from financing activities €m €m €m €m €m 1 April 2020 7 74 4, ,9 92 25 5 ( (4 4, ,4 40 09 9) ) 1 1, ,8 85 50 0 1 17 70 0 7 72 2, ,5 53 36 6 Cash movements Proceeds from issuance of long-term borrowings 4,359 – – – 4,359 Repayment of borrowings (12,237) – – – (12,237) Net movement in short-term borrowings (2,791) – – – (2,791) Net movement in derivatives – 279 – – 279 Interest paid (2,421) 452 (141) (42) (2,152) Purchase of treasury shares – – – (62) (62) Payments for settlement of written put options – – (1,482) – (1,482) Non-cash movements Fair value movements (9) 3,594 – – 3,585 Foreign exchange (1,480) 1,428 – (2) (54) Interest costs 2,459 (485) 62 11 2,047 Lease additions 4,578 – – – 4,578 Acquisitions of subsidiaries 234 – – – 234 Other1 143 – 203 416 762 31 March 2021 67,760 859 492 491 69,602 Note: 1 Movement in Other liabilities primarily relate to share buyback programmes. Strategic report Governance Financials Other information 191 Vodafone Group Plc  Annual Report on Form 20-F 2022

192 Vodafone Group Plc
Annual Report on Form 20-F 2022 | Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

23. Directors and key management compensation (continued)

Key management compensation

Aggregate compensation for key management, being the Directors and members of the Executive Committee, was as follows:

	2022 €m	2021 Re-presented[1] €m	2020 Re-presented[1] €m
Short-term employee benefits	28	28	27
Share-based payments	8	11	7
	36	**39**	**34**

Note:
1 The prior year comparatives for share-based payments have been re-presented to reflect the market value of the vested shares provided to key management personnel in the reported period. The previous presentation was based on the value of share awards granted and recognised over the vesting period, however the grants were subject to various vesting conditions. The revised measurement basis is considered to provide a more appropriate measure of actual compensation received by key management personnel in the period. The re-presentation decreases the previously disclosed amounts by €12 million and €23 million for the years ended 31 March 2021 and 31 March 2020, respectively.

24. Employees

This note shows the average number of people employed by the Group during the year, in which areas of our business our employees work and where they are based. It also shows total employment costs.

	2022 Employees	2021 Employees	2020 Employees
By activity			
Operations	15,404	14,893	14,616
Selling and distribution	25,499	26,874	28,133
Customer care and administration	56,038	54,739	52,470
	96,941	**96,506**	**95,219**
By segment			
Germany	15,256	15,798	15,199
Italy	5,765	5,818	5,980
Spain	4,194	4,257	4,316
UK	9,198	9,584	10,295
Other Europe	15,106	15,460	14,646
Vodacom	7,973	7,810	7,773
Other Markets	9,336	9,498	10,515
Vantage Towers[1]	502	–	–
Common Functions	29,611	28,281	26,495
Total	**96,941**	**96,506**	**95,219**

Note:
1 Vantage Towers is a new reporting segment for the year ended 31 March 2022. See Note 2 'Revenue disaggregation and segmental analysis' for details.

The cost incurred in respect of these employees (including Directors) was:

	2022 €m	2021 €m	2020 €m
Wages and salaries	4,469	4,238	4,571
Social security costs	578	549	531
Other pension costs (note 25)	168	235	226
Share-based payments (note 26)	119	135	134
Total	**5,334**	**5,157**	**5,462**

Overview Strategic Report Governance Financials Other information 193 Vodafone Group Plc Annual Report 2022 25. Post employment benefits The Group operates a number of Defined Benefit and Defined Contribution retirement plans for our employees. The Group’s largest defined benefit plan is in the UK. For further details see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’. Accounting policies For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or a liability on the consolidated statement of financial position. Defined benefit plan liabilities are assessed using the projected unit funding method and applying the principal actuarial assumptions at the reporting period date. Assets are valued at market value. Actuarial gains and losses are taken to the consolidated statement of comprehensive income for defined benefit plans or consolidated income statement for cash leaver plans as incurred. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising from differences between the previous actuarial assumptions and what has actually occurred. The return on plan assets, in excess of interest income, and costs incurred for the management of plan assets are also taken to other comprehensive income. Other movements in the net surplus or deficit are recognised in the consolidated income statement, including the current service cost, any past service cost and the effect of any settlements. The interest cost less the expected interest income on assets is also charged to the consolidated income statement. The amount charged to the consolidated income statement in respect of these plans is included within operating costs or in the Group’s share of the results of equity accounted operations, as appropriate. The Group’s contributions to defined contribution pension plans are charged to the consolidated income statement as they fall due. Background At 31 March 2022 the Group operated a number of retirement plans for the benefit of its employees throughout the world, with varying rights and obligations depending on the conditions and practices in the countries concerned. The Group’s philosophy is to provide access to defined contribution retirement plans where feasible and to manage legacy defined benefit retirement arrangements. Defined benefit plans provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution plans offer employees individual funds that are converted into benefits at the time of retirement. The Group operates defined benefit plans in Germany, India, Ireland, Italy, the UK, the United States; defined benefit indemnity plans in Greece and Turkey; and a cash leaver plan in India. Defined contribution plans are currently provided in Egypt, Germany, Greece, Hungary, India, Ireland, Italy, Portugal, South Africa, Spain and the UK. Income statement expense 2022 2021 2020 €m €m €m Defined contribution plans 197 204 180 Defined benefit plans (29) 31 46 Total amount charged to income statement (note 24) 168 235 226 Defined benefit plans The Group’s retirement policy is to provide competitive pension provision, in each operating country, in line with the market median for that location. The Group’s preferred retirement provision is focused on Defined Contribution arrangements and/or State provision for future service. The Group’s main defined benefit funding liability is the Vodafone UK Group Pension Scheme (‘Vodafone UK plan’). Since June 2014 the Vodafone UK plan has consisted of two segregated sections: the Vodafone Section and the Cable & Wireless Section (‘CWW Section’). Both sections are closed to new entrants and to future accrual. The Group also operates smaller funded and unfunded plans in the UK, funded and unfunded plans in Germany and a funded plan in Ireland. Defined benefit pension provision exposes the Group to actuarial risks such as longer than expected longevity of participants, lower than expected return on investments and higher than expected inflation, which may increase the liabilities or reduce the value of assets of the plans. During 2022 the Group consolidated its defined benefit plans with the mergers of a small plan in the UK, The J O Grant & Taylor (London) Ltd Staff Pension Scheme, into the Vodafone Section of the Vodafone UK plan and of the Cable and Wireless Employee Benefits Scheme in Ireland into the Vodafone Ireland Pension Plan. The main defined benefit plans are administered by trustee boards which are legally separate from the Group and consist of representatives who are employees, former employees or are independent from the Group. The trustee boards of the pension plans are required by legislation to act in the best interest of the participants, set the investment strategy and contribution rates and are subject to statutory funding regimes. The Vodafone UK plan is registered as an occupational pension plan with HM Revenue and Customs (‘HMRC’) and is subject to UK legislation and operates within the framework outlined by the Pensions Regulator. UK legislation requires that pension plans are funded prudently and that valuations are undertaken at least every three years. Separate valuations are required for the Vodafone Section and CWW Section. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 192 Vodafone Group Plc Annual Report 2022 2020 23. Directors and key management compensation (continued) Key management compensation Aggregate compensation for key management, being the Directors and members of the Executive Committee, was as follows: 2022 2021 2020 Re-presented1 Re-presented1 €m €m €m Short-term employee benefits 28 28 27 Share-based payments 8 11 7 36 39 34 Note: 1 The prior year comparatives for share-based payments have been re-presented to reflect the market value of the vested shares provided to key management personnel in the reported period. The previous presentation was based on the value of share awards granted and recognised over the vesting period, however the grants were subject to various vesting conditions. The revised measurement basis is considered to provide a more appropriate measure of actual compensation received by key management personnel in the period. The re-presentation decreases the previously disclosed amounts by €12 million and €23 million for the years ended 31 March 2021 and 31 March 2020, respectively. 24. Employees This note shows the average number of people employed by the Group during the year, in which areas of our business our employees work and where they are based. It also shows total employment costs. 2022 2021 2020 Employees Employees Employees By activity Operations 15,404 14,893 14,616 Selling and distribution 25,499 26,874 28,133 Customer care and administration 56,038 54,739 52,470 96,941 96,506 95,219 By segment Germany 15,256 15,798 15,199 Italy 5,765 5,818 5,980 Spain 4,194 4,257 4,316 UK 9,198 9,584 10,295 Other Europe 15,106 15,460 14,646 Vodacom 7,973 7,810 7,773 Other Markets 9,336 9,498 10,515 Vantage Towers1 502 – – Common Functions 29,611 28,281 26,495 Total 96,941 96,506 95,219 Note: 1 Vantage Towers is a new reporting segment for the year ended 31 March 2022. See Note 2 ‘Revenue disaggregation and segmental analysis’ for details. The cost incurred in respect of these employees (including Directors) was: 2022 2021 2020 €m €m €m Wages and salaries 4,469 4,238 4,571 Social security costs 578 549 531 Other pension costs (note 25) 168 235 226 Share-based payments (note 26) 119 135 134 Total 5,334 5,157 5,462 Strategic report Governance Financials Other information 193 Vodafone Group Plc  Annual Report on Form 20-F 2022

194 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

25. Post employment benefits (continued)

The trustees obtain regular actuarial valuations to check whether the statutory funding objective is met and whether a recovery plan is required to restore funding to the level of the agreed technical provisions. The 31 March 2019 triennial actuarial valuation for the Vodafone Section and CWW Section of the Vodafone UK plan showed a net deficit of £78 million (€90 million) on the funding basis, comprising of a £173 million (€200 million) deficit for the Vodafone Section and a £95 million (€110 million) surplus for the CWW Section. The next triennial actuarial valuation of the Vodafone UK plan has an effective date of 31 March 2022.

These plan-specific actuarial valuations will differ to the IAS 19 accounting basis, which is used to measure pension assets and liabilities presented in the Group's consolidated statement of financial position.

Following the 2019 triennial valuation, the Group and trustees of the Vodafone UK plan agreed a funding plan to address the valuation deficit in the Vodafone Section over the period to 31 March 2025 and made a cash contribution on 4 September 2020 of £80 million (€90 million) into the Vodafone Section. This cash payment was invested into an annuity policy issued by a third party insurance company which in turn entered into a reinsurance policy covering these risks with the Group's captive insurance company, see note 15 'Trade and other payables'. No further contributions are due in respect of the deficit revealed at the 2019 valuation.

Funding plans are individually agreed for each of the Group's other defined benefit plans with the respective trustees or governing board, taking into account local regulatory requirements. It is expected that ordinary contributions of €49 million will be paid into the Group's defined benefit plans during the year ending 31 March 2023. The Group has also provided certain guarantees in respect of the Vodafone UK plan; further details are provided in note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements.

The investment strategy for the UK plans is controlled by the trustees in consultation with the Group and the plans have no direct investments in the Group's equity securities or in property or other assets currently used by the Group. The allocation of assets between different classes of investment is reviewed regularly and is a key factor in the trustee investment policy. The trustees aim to achieve the plan's investment objectives through investing partly in a diversified mix of growth assets which, over the long term, are expected to grow in value by more than the low risk assets. The low risk assets include cash and gilts, inflation and interest rate hedging and in substance insured pensioner annuity policies in both the Vodafone Section and CWW Sections of the Vodafone UK plan and an insured pensioner annuity policy in the Vodafone Ireland Pension Plan. A number of investment managers are appointed to promote diversification by assets, organisation and investment style and current market conditions and trends are regularly assessed, which may lead to adjustments in the asset allocation.

Actuarial assumptions

The Group's plan liabilities are measured using the projected unit credit method using the principal actuarial assumptions set out below:

	2022 %	2021 %	2020 %
Weighted average actuarial assumptions used at 31 March[1]:			
Rate of inflation[2]	3.3	2.9	2.2
Rate of increase in salaries[3]	3.1	2.7	2.5
Discount rate	2.5	1.8	2.0

Notes:
1 Figures shown represent a weighted average assumption of the individual plans.
2 The rate of increase in pensions in payment and deferred revaluation are dependent on the rate of inflation.
3 Relates only to schemes open to future accrual primarily in Germany, Ireland and India.

Mortality assumptions used are based on recommendations from the individual local actuaries which include adjustments for the experience of the Group where appropriate. The Group's largest plan is the Vodafone UK plan. Further life expectancies assumed for the UK plans are 23.4/25.4 years (2021: 23.4/25.4 years) for a male/female pensioner currently aged 65 years and 25.4/27.5 years (2021: 25.4/27.4 years) from age 65 for a male/female non-pensioner member currently aged 40.

Charges made to the consolidated income statement and consolidated statement of comprehensive income ('SOCI') on the basis of the assumptions stated above are:

	2022 €m	2021 €m	2020 €m
Current service cost	38	37	37
Net past service (credit)/costs[1]	(71)	2	–
Net interest charge/(income)	4	(8)	9
Total net (credit)/cost included within staff costs	**(29)**	**31**	**46**
Actuarial gains/(losses) recognised in the SOCI	627	(686)	640

Note:
1 A change in Germany relating to the provision of death and disability benefits effective from 1 April 2021 resulted in a past service credit of €49 million; further net past service credits were recognised in the year ended 31 March 2022 for the Vodafone UK plan relating to the offer of a pension increase exchange to all members at retirement and benefit clarifications.

Duration of the benefit obligations

The weighted average duration of the defined benefit obligation at 31 March 2022 is 21 years (2021: 21 years).

Overview Strategic Report Governance Financials Other information 195 Vodafone Group Plc Annual Report 2022 Fair value of the assets and present value of the liabilities of the plans The amount included in the consolidated statement of financial position arising from the Group’s obligations in respect of its defined benefit plans is as follows: Assets Liabilities Net surplus/ (deficit) €m €m €m 1 April 2020 6,906 (6,754) 152 Service cost – (39) (39) Interest income/(cost) 137 (129) 8 Return on plan assets excluding interest income 466 – 466 Actuarial losses arising from changes in financial assumptions – (1,118) (1,118) Actuarial losses arising from experience adjustments – (34) (34) Employer cash contributions 125 – 125 Member cash contributions 10 (10) – Benefits paid (243) 243 – Exchange rate movements 244 (249) (5) Other movements (13) 5 (8) 31 March 2021 7,632 (8,085) (453) Service cost – (38) (38) Past service credit – 71 71 Interest income/(cost) 140 (144) (4) Return on plan assets excluding interest income 58 – 58 Actuarial gains arising from changes in demographic assumptions – 7 7 Actuarial gains arising from changes in financial assumptions – 483 483 Actuarial gains arising from experience adjustments – 79 79 Employer cash contributions 60 – 60 Member cash contributions 17 (17) – Benefits paid (241) 241 – Exchange rate movements 52 (45) 7 Other movements (3) 7 4 31 March 2022 7,715 (7,441) 274 An analysis of the net surplus/(deficit) is provided below for the Group as a whole. 2022 2021 €m €m Analysis of net surplus/(deficit): Total fair value of plan assets 7,715 7,632 Present value of funded plan liabilities (7,337) (7,968) Net surplus/(deficit) for funded plans 378 (336) Present value of unfunded plan liabilities (104) (117) Net surplus/(deficit) 274 (453) Net surplus/(deficit) is analysed as: Assets1 555 60 Liabilities (281) (513) Note: 1 Pension assets are deemed to be recoverable and there are no adjustments in respect of minimum funding requirements as economic benefits are available to the Group either in the form of future refunds or, for plans still open to benefit accrual, in the form of possible reductions in future contributions. An analysis of net surplus/(deficit) is provided below for the Vodafone UK plan, which is a funded plan. As part of the merger of the Vodafone UK plan and the Cable and Wireless Worldwide Retirement Plan (‘CWWRP’) plan on 6 June 2014 the assets and liabilities of the CWW Section are segregated from the Vodafone Section and hence are reported separately below. CWW Section Vodafone Section 2022 2021 2022 2021 €m €m €m €m Analysis of net surplus/(deficit): Total fair value of plan assets 2,850 2,912 3,399 3,298 Present value of plan liabilities (2,565) (2,852) (3,166) (3,457) Net surplus/(deficit) 285 60 233 (159) Net surplus/(deficit) are analysed as: Assets 285 60 233 – Liabilities – – – (159) N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) ��� Vodafone Group Plc ������ ������ ���� ���� 25. Post employment benefits (continued) The trustees obtain regular actuarial valuations to check whether the statutory funding objective is met and whether a recovery plan is required to restore funding to the level of the agreed technical provisions. The 31 March 2019 triennial actuarial valuation for the Vodafone Section and CWW Section of the Vodafone UK plan showed a net deficit of £78 million (€90 million) on the funding basis, comprising of a £173 million (€200 million) deficit for the Vodafone Section and a £95 million (€110 million) surplus for the CWW Section. The next triennial actuarial valuation of the Vodafone UK plan has an effective date of 31 March 2022. These plan-specific actuarial valuations will differ to the IAS 19 accounting basis, which is used to measure pension assets and liabilities presented in the Group’s consolidated statement of financial position. Following the 2019 triennial valuation, the Group and trustees of the Vodafone UK plan agreed a funding plan to address the valuation deficit in the Vodafone Section over the period to 31 March 2025 and made a cash contribution on 4 September 2020 of £80 million (€90 million) into the Vodafone Section. This cash payment was invested into an annuity policy issued by a third party insurance company which in turn entered into a reinsurance policy covering these risks with the Group’s captive insurance company, see note 15 ‘Trade and other payables’. No further contributions are due in respect of the deficit revealed at the 2019 valuation. Funding plans are individually agreed for each of the Group’s other defined benefit plans with the respective trustees or governing board, taking into account local regulatory requirements. It is expected that ordinary contributions of €49 million will be paid into the Group’s defined benefit plans during the year ending 31 March 2023. The Group has also provided certain guarantees in respect of the Vodafone UK plan; further details are provided in note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements. The investment strategy for the UK plans is controlled by the trustees in consultation with the Group and the plans have no direct investments in the Group’s equity securities or in property or other assets currently used by the Group. The allocation of assets between different classes of investment is reviewed regularly and is a key factor in the trustee investment policy. The trustees aim to achieve the plan’s investment objectives through investing partly in a diversified mix of growth assets which, over the long term, are expected to grow in value by more than the low risk assets. The low risk assets include cash and gilts, inflation and interest rate hedging and in substance insured pensioner annuity policies in both the Vodafone Section and CWW Sections of the Vodafone UK plan and an insured pensioner annuity policy in the Vodafone Ireland Pension Plan. A number of investment managers are appointed to promote diversification by assets, organisation and investment style and current market conditions and trends are regularly assessed, which may lead to adjustments in the asset allocation. Actuarial assumptions The Group’s plan liabilities are measured using the projected unit credit method using the principal actuarial assumptions set out below: 2022 2021 2020% % % Weighted average actuarial assumptions used at 31 March1: Rate of inflation2 3.3 2.9 2.2 Rate of increase in salaries3 3.1 2.7 2.5 Discount rate 2.5 1.8 2.0 Notes: 1 Figures shown represent a weighted average assumption of the individual plans. 2 The rate of increase in pensions in payment and deferred revaluation are dependent on the rate of inflation. 3 Relates only to schemes open to future accrual primarily in Germany, Ireland and India. Mortality assumptions used are based on recommendations from the individual local actuaries which include adjustments for the experience of the Group where appropriate. The Group’s largest plan is the Vodafone UK plan. Further life expectancies assumed for the UK plans are 23.4/25.4 years (2021: 23.4/25.4 years) for a male/female pensioner currently aged 65 years and 25.4/27.5 years (2021: 25.4/27.4 years) from age 65 for a male/female non-pensioner member currently aged 40. Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptions stated above are: 2022 2021 2020 €m €m €m Current service cost 38 37 37 Net past service (credit)/costs1 (71) 2 – Net interest charge/(income) 4 (8) 9 Total net (credit)/cost included within staff costs (29) 31 46 Actuarial gains/(losses) recognised in the SOCI 627 (686) 640 Note: 1 A change in Germany relating to the provision of death and disability benefits effective from 1 April 2021 resulted in a past service credit of €49 million; further net past service credits were recognised in the year ended 31 March 2022 for the Vodafone UK plan relating to the offer of a pension increase exchange to all members at retirement and benefit clarifications. Duration of the benefit obligations The weighted average duration of the defined benefit obligation at 31 March 2022 is 21 years (2021: 21 years). Strategic report Governance Financials Other information 195 Vodafone Group Plc  Annual Report on Form 20-F 2022

196 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

25. Post employment benefits (continued)

Fair value of plan assets

	2022 €m	2021 €m
Cash and cash equivalents	55	247
Equity investments:		
With quoted prices in an active market	849	1,376
Without quoted prices in an active market	359	294
Debt instruments:		
With quoted prices in an active market	1,334	4,589
Without quoted prices in an active market	317	559
Property:		
With quoted prices in an active market	29	26
Without quoted prices in an active market	460	494
Derivatives:[1]		
Without quoted prices in an active market	2,195	(1,557)
Investment fund	1,161	604
Annuity policies		
With quoted prices in an active market	34	4
Without quoted prices	922	996
Total	**7,715**	**7,632**

Note:
1 Derivatives include collateral held in the form of cash. Assets are valued using 'level 2' inputs under IFRS 13 'Fair Value Measurement' principles and classified as unquoted accordingly.

The fair value of plan assets, which have been measured in accordance with IFRS 13 'Fair Value Measurement', are analysed by asset category above and are subdivided by assets that have a quoted market price in an active market and those that do not, such as investment funds. Where available, the fair values are quoted prices (e.g. listed equity, sovereign debt and corporate bonds). Unlisted investments without quoted prices in an active market (e.g. private equity) are included at values provided by the fund manager in accordance with relevant guidance. Other significant assets are valued based on observable inputs such as yield curves. The Vodafone UK plan annuity policies fully match the pension obligations of those pensioners insured and therefore are set equal to the present value of the related obligations. Investment funds of €1,161 million at 31 March 2022 include investments in diversified alternative beta funds held in the Vodafone Section of the Vodafone UK plan.

The actual return on plan assets over the year to 31 March 2022 was a gain of €198 million (2021: €603 million gain).

Sensitivity analysis

Measurement of the Group's defined benefit retirement obligation is sensitive to changes in certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation, result in an increase or decrease in the present value of the defined benefit obligation as at 31 March 2022.

	Rate of inflation		Rate of increase in salaries		Discount rate		Life expectancy	
	Decrease by 0.5% €m	Increase by 0.5% €m	Decrease by 0.5% €m	Increase by 0.5% €m	Decrease by 0.5% €m	Increase by 0.5% €m	Decrease by 1 year €m	Increase by 1 year €m
(Decrease)/increase in present value of defined benefit obligation[1]	(547)	552	(1)	1	770	(668)	(248)	248

Note:
1 The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another. In presenting this sensitivity analysis, the change in the present value of the defined benefit obligation has been calculated on the same basis as prior years using the projected unit credit method at the end of the year, which is the same as that applied in calculating the defined benefit obligation liability recognised in the statement of financial position. The rate of inflation assumption sensitivity factors in the impact of changes to all assumptions relating to inflation including the rate of increase in salaries, pension increases and deferred revaluations.

Overview Strategic Report Governance Financials Other information 197 Vodafone Group Plc Annual Report 2022 26. Share-based payments The Group has a number of share plans used to award shares to Executive Directors and employees as part of their remuneration package. A charge is recognised over the vesting period in the consolidated income statement to record the cost of these, based on the fair value of the award on the grant date. Accounting policies The Group issues equity-settled share-based awards to certain employees. Equity-settled share-based awards are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity- settled share-based award is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions. A corresponding increase in additional paid-in capital is also recognised. Some share awards have an attached market condition, based on total shareholder return (‘TSR’), which is taken into account when calculating the fair value of the share awards. The valuation for the TSR is based on Vodafone’s ranking within the same group of companies, where possible, over the past five years. The fair value of awards of non-vested shares is a calculation of the closing price of the Company’s shares on the day prior to the grant date, adjusted for the present value of the delay in receiving dividends where appropriate. The maximum aggregate number of ordinary shares which may be issued in respect of share options or share plans will not (without shareholder approval) exceed: − 10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans; and − 5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans, other than any plans which are operated on an all-employee basis. Share options Vodafone Sharesave Plan Under the Vodafone Sharesave Plan UK staff may acquire shares in the Company through monthly savings of up to £375 over a three and/or five year period. The savings may then be used to purchase shares at the option price, which is set at the beginning of the invitation period and usually at a discount of 20% to the then prevailing market price of the Company’s shares. Share plans Vodafone Group executive plans Under the Vodafone Global Incentive Plan awards of shares are granted to Directors and certain employees. The release of these shares is conditional upon continued employment and for some awards achievement of certain performance targets measured over a three year period. Vodafone Share Incentive Plan Following a review of the UK all-employee plans it was decided that with effect from 1 April 2017 employees would no longer be able to contribute to the Share Incentive Plan and would therefore no longer receive matching shares. Individuals who hold shares in the plan will continue to receive dividend shares. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 196 Vodafone Group Plc Annual Report 2021 2020 25. Post employment benefits (continued) Fair value of plan assets 2022 2021 €m €m Cash and cash equivalents 55 247 Equity investments: With quoted prices in an active market 849 1,376 Without quoted prices in an active market 359 294 Debt instruments: With quoted prices in an active market 1,334 4,589 Without quoted prices in an active market 317 559 Property: With quoted prices in an active market 29 26 Without quoted prices in an active market 460 494 Derivatives:1 Without quoted prices in an active market 2,195 (1,557) Investment fund 1,161 604 Annuity policies With quoted prices in an active market 34 4 Without quoted prices 922 996 Total 7,715 7,632 Note: 1 Derivatives include collateral held in the form of cash. Assets are valued using ‘level 2’ inputs under IFRS 13 ‘Fair Value Measurement’ principles and classified as unquoted accordingly. The fair value of plan assets, which have been measured in accordance with IFRS 13 ‘Fair Value Measurement’, are analysed by asset category above and are subdivided by assets that have a quoted market price in an active market and those that do not, such as investment funds. Where available, the fair values are quoted prices (e.g. listed equity, sovereign debt and corporate bonds). Unlisted investments without quoted prices in an active market (e.g. private equity) are included at values provided by the fund manager in accordance with relevant guidance. Other significant assets are valued based on observable inputs such as yield curves. The Vodafone UK plan annuity policies fully match the pension obligations of those pensioners insured and therefore are set equal to the present value of the related obligations. Investment funds of €1,161 million at 31 March 2022 include investments in diversified alternative beta funds held in the Vodafone Section of the Vodafone UK plan. The actual return on plan assets over the year to 31 March 2022 was a gain of €198 million (2021: €603 million gain). Sensitivity analysis Measurement of the Group’s defined benefit retirement obligation is sensitive to changes in certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation, result in an increase or decrease in the present value of the defined benefit obligation as at 31 March 2022. Rate of inflation Rate of increase in salaries Discount rate Life expectancy Decrease by 0.5% Increase by 0.5% Decrease by 0.5% Increase by 0.5% Decrease by 0.5% Increase by 0.5% Decrease by 1 year Increase by 1 year €m €m €m €m €m €m €m €m (Decrease)/increase in present (547) 552 (1) 1 770 (668) (248) 248 value of defined benefit obligation1 Note: 1 The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another. In presenting this sensitivity analysis, the change in the present value of the defined benefit obligation has been calculated on the same basis as prior years using the projected unit credit method at the end of the year, which is the same as that applied in calculating the defined benefit obligation liability recognised in the statement of financial position. The rate of inflation assumption sensitivity factors in the impact of changes to all assumptions relating to inflation including the rate of increase in salaries, pension increases and deferred revaluations. Strategic report Governance Financials Other information 197 Vodafone Group Plc  Annual Report on Form 20-F 2022

198 Vodafone Group Plc
Annual Report on Form 20-F 2022 | Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

26. Share-based payments (continued)

Movements in outstanding ordinary share options

	Ordinary share options 2022 Millions	2021 Millions	2020 Millions
1 April	62	53	46
Granted during the year	20	35	39
Forfeited during the year	(2)	(1)	(1)
Exercised during the year	(1)	–	–
Expired during the year	(18)	(25)	(31)
31 March	**61**	**62**	**53**
Weighted average exercise price:			
1 April	£1.07	£1.19	£1.40
Granted during the year	£0.95	£1.03	£1.06
Forfeited during the year	£1.06	£1.16	£1.36
Exercised during the year	£1.17	£1.23	£1.50
Expired during the year	£1.10	£1.27	£1.34
31 March	**£1.02**	**£1.07**	**£1.19**

Summary of options outstanding

	31 March 2022			31 March 2021		
	Outstanding shares Millions	Weighted average exercise price	Weighted remaining average contractual life Months	Outstanding shares Millions	Weighted average exercise price	Weighted remaining average contractual life Months
Vodafone Group Sharesave Plan:						
£0.91 – £1.89	61	£1.02	24	62	£1.07	30

Share awards

Movements in non-vested shares are as follows:

	2022		2021		2020	
	Millions	Weighted average fair value at grant date	Millions	Weighted average fair value at grant date	Millions	Weighted average fair value at grant date
1 April	267	£1.20	245	£1.41	200	£1.92
Granted	113	£1.17	108	£0.99	135	£1.00
Vested	(68)	£1.44	(56)	£1.56	(44)	£2.10
Forfeited	(42)	£1.52	(30)	£1.10	(46)	£1.76
31 March	**270**	**£1.07**	**267**	**£1.20**	**245**	**£1.41**

Other information

The total fair value of shares vested during the year ended 31 March 2022 was £98 million (2021: £108 million; 2020: £92 million).

The compensation cost included in the consolidated income statement in respect of share options and share plans was €119 million (2021: €135 million; 2020: €134 million) which is comprised principally of equity-settled transactions.

The average share price for the year ended 31 March 2022 was 122.1 pence (2021: 120.8 pence; 2020: 135.9 pence).

Overview Strategic Report Governance Financials Other information 199 Vodafone Group Plc Annual Report 2022 27. Acquisitions and disposals The note below provides details of acquisition and disposal transactions for the current year as well as those completed in the prior year. For further details see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ to the consolidated financial statements. Accounting policies Business combinations Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Acquisition-related costs are recognised in the consolidated income statement as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date, which is the date on which control is transferred to the Group. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. The interest of the non-controlling shareholders in the acquiree may initially be measured either at fair value or at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition basis. Acquisition of interests from non-controlling shareholders In transactions with non-controlling parties that do not result in a change in control, the difference between the fair value of the consideration paid or received and the amount by which the non-controlling interest is adjusted is recognised in equity. Acquisitions The aggregate cash consideration in respect of purchases of subsidiaries, net of cash acquired, is as follows: 2022 2021 €m €m Cash consideration paid Acquisitions during the year – 138 Net cash acquired – (2) – 136 During the prior year ended 31 March 2021, the Group completed acquisitions for an aggregate consideration of €178 million, satisfied by the transfer of equity interests in certain of the Group’s subsidiaries. The aggregate fair values of goodwill, identifiable assets, liabilities and non- controlling interests recognised on acquisition were €82 million, €468 million, €312 million and €60 million, respectively. In addition, the Group paid €138 million in respect of acquisitions completed in prior periods. Disposals The difference between the carrying value of the net assets disposed of and the fair value of consideration received is recorded as a gain or loss on disposal. Foreign exchange translation gains or losses relating to subsidiaries, joint arrangements and associates that the Group has disposed of, and that have previously recorded in other comprehensive income or expense, are also recognised as part of the gain or loss on disposal. The aggregate cash consideration in respect of the disposal of subsidiaries, net of cash disposed, is as follows: 2022 2021 €m €m Cash consideration received Vodafone New Zealand – (37) Tower infrastructure in Italy – 192 Other disposals during the period – 3 Net cash disposed – (1) – 157 Other transactions with non-controlling shareholders in subsidiaries 2022 2021 €m €m Cash consideration received/(paid) Vantage Towers IPO 217 2,000 Vantage Towers Greece – (288) Other (28) (49) 189 1,663 N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 198 Vodafone Group Plc Annual Report 2022 2020 26. Share-based payments (continued) Movements in outstanding ordinary share options Ordinary share options 2022 2021 2020 Millions Millions Millions 1 April 62 53 46 Granted during the year 20 35 39 Forfeited during the year (2) (1) (1) Exercised during the year (1) – – Expired during the year (18) (25) (31) 31 March 61 62 53 Weighted average exercise price: 1 April £1.07 £1.19 £1.40 Granted during the year £0.95 £1.03 £1.06 Forfeited during the year £1.06 £1.16 £1.36 Exercised during the year £1.17 £1.23 £1.50 Expired during the year £1.10 £1.27 £1.34 31 March £1.02 £1.07 £1.19 Summary of options outstanding 31 March 2022 31 March 2021 Outstanding shares Weighted average exercise Weighted remaining average contractual life Outstanding shares Weighted average exercise Weighted remaining average contractual life Millions price Months Millions price Months Vodafone Group Sharesave Plan: £0.91 – £1.89 61 £1.02 24 62 £1.07 30 Share awards Movements in non-vested shares are as follows: 2022 2021 2020 Weighted Weighted Weighted average fair average fair average fair value at value at value at Millions grant date Millions grant date Millions grant date 1 April 267 £1.20 245 £1.41 200 £1.92 Granted 113 £1.17 108 £0.99 135 £1.00 Vested (68) £1.44 (56) £1.56 (44) £2.10 Forfeited (42) £1.52 (30) £1.10 (46) £1.76 31 March 270 £1.07 267 £1.20 245 £1.41 Other information The total fair value of shares vested during the year ended 31 March 2022 was £98 million (2021: £108 million; 2020: £92 million). The compensation cost included in the consolidated income statement in respect of share options and share plans was €119 million (2021: €135 million; 2020: €134 million) which is comprised principally of equity-settled transactions. The average share price for the year ended 31 March 2022 was 122.1 pence (2021: 120.8 pence; 2020: 135.9 pence). Strategic report Governance Financials Other information 199 Vodafone Group Plc  Annual Report on Form 20-F 2022

200 Vodafone Group Plc
Annual Report on Form 20-F 2022 | Strategic report | Governance | Financials | Other information

27. Acquisitions and disposals (continued)

Vantage Towers IPO

In the comparative period, the Group completed an initial public offering of Vantage Towers AG, with the first day of trading on the Regulated Market of the Frankfurt Stock Exchange being 18 March 2021. The offer consisted solely of a secondary sell-down of existing shares held by Vodafone GmbH. Cash consideration of €2,000 million was received in the comparative period. A further €217 million was received in April 2021, following completion of the market stabilisation period described in the Vantage Towers prospectus.

Vantage Towers Greece

In the comparative period on 25 March 2021, the Group exercised its option to purchase the remaining 38% of Vantage Towers Greece for cash consideration of €288 million, taking its shareholding to 100%.

Other matters

Vodafone Egypt

On 10 November 2021, the Group announced that it had agreed to transfer its 55% shareholding in Vodafone Egypt to its subsidiary, Vodacom Group Limited ('Vodacom').

The total consideration is €2,365 million of which approximately €1,892 million will be settled by the issue of 242 million new ordinary Vodacom shares to Vodafone at an issue price of ZAR 135.75 per share; the remaining €473 million will be settled in cash. As a result, Vodafone's ownership in Vodacom will increase from 60.5% to 65.1%.

Under the terms of the sale and purchase agreement, the cash element of the purchase consideration will be adjusted for any movement in the net debt and agreed working capital of Vodafone Egypt between signing and closing. Completion of the transaction is subject to a number of regulatory approvals, which are expected in the near term.

28. Commitments

A commitment is a contractual obligation to make a payment in the future, mainly in relation to agreements to buy assets such as mobile devices, network infrastructure and IT systems and leases that have not commenced. These amounts are not recorded in the consolidated statement of financial position since we have not yet received the goods or services from the supplier. The amounts below are the minimum amounts that we are committed to pay.

Capital commitments

	Company and subsidiaries		Share of joint operations		Group	
	2022 €m	2021 €m	2022 €m	2021 €m	2022 €m	2021 €m
Contracts placed for future capital expenditure not provided in the financial statements[1]	4,388	3,993	140	133	4,527	4,126

Note:
1 Commitment includes contracts placed for property, plant and equipment and intangible assets.

Leases entered into by the Group but not commenced at 31 March 2022 are disclosed in note 20 'Leases'. Included in capital commitments is an amount of €331 million relating to spectrum acquisition commitments in Vodacom. €197 million of this spectrum acquisition commitment was settled subsequent to year-end.

29. Contingent liabilities and legal proceedings

Contingent liabilities are potential future cash outflows, where the likelihood of payment is considered more than remote, but is not considered probable or cannot be measured reliably.

	2022 €m	2021 €m
Performance bonds[1]	430	381
Other guarantees[2]	2,436	2,347

Notes:
1 Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts or commercial arrangements.
2 Other guarantees principally comprise Vodafone Group Plc's guarantee of the Group's 50% share of a US$3.5 billion loan facility (2021: US$3.5 billion loan facility), which forms part of the Group's overall joint venture investment in TPG Telecom Ltd. The Group's share of these loan balances is included in the net investment in joint venture (see note 12 'Investments in associates and joint arrangements'). Other guarantees also include INR42.5 billion (2021: INR42.5 billion) in relation to the secondary pledge over shares owned by Vodafone Group in Indus Towers. See page 201.

Overview Strategic Report Governance Financials Other information 201 Vodafone Group Plc Annual Report 2022 29. Contingent liabilities and legal proceedings (continued) UK pension schemes The Group’s main defined benefit plan is the Vodafone UK Group Pension Scheme (‘Vodafone UK Plan’) which has two segregated sections, the Vodafone Section and the CWW Section, as detailed in note 25 ‘Post employment benefits’. The Group has covenanted to provide security in favour of both the Vodafone Section and CWW Section when they are in a deficit position. The deficit is measured on a prescribed basis agreed between the Group and trustee, which differs from the accounting basis reported in note 25 ‘Post employment benefits’. The Group provides surety bonds as the security. The level of the security has varied since inception in line with the movement in the Vodafone UK Plan deficit. Due to the improved funding position of the Plan the level of security has reduced significantly over the year. As at 31 March 2022 the Vodafone UK Plan retains security over €237 million (notional value) for the Vodafone Section and no security is currently required for the CWW Section. The security may be substituted either on a voluntary or mandatory basis. The Company has also provided two guarantees to the Vodafone Section of the Vodafone UK Plan for a combined value up to €1.48 billion to provide security over the deficit under certain defined circumstances, including insolvency of the employers. The Company has also agreed a similar guarantee of up to €1.48 billion for the CWW Section. An additional smaller UK defined benefit plan, the THUS Plc Group Scheme, has a guarantee from the Company for up to €118 million. Vodafone Idea As part of the agreement to merge Vodafone India and Idea Cellular in 2017, the parties agreed a mechanism for payments between the Group and Vodafone Idea Limited (‘VIL’) pursuant to the difference between the crystallisation of certain identified contingent liabilities in relation to legal, regulatory, tax and other matters, and refunds relating to Vodafone India and Idea Cellular. Cash payments or cash receipts relating to these matters must have been made or received by VIL before any amount becomes due from or owed to the Group. Any future payments by the Group to VIL as a result of this agreement would only be made after satisfaction of this and other contractual conditions. The Group’s potential exposure under this mechanism is capped at INR 64 billion (€743 million) following payments made under this mechanism from Vodafone to VIL, in the year ended 31 March 2021, totalling INR 19 billion (€235 million). On 15 September 2021, the Government of India announced a relief package and a series of reforms designed to improve the liquidity and financial health of the telecom sector. The reforms include a four-year moratorium on spectrum and AGR payments and the option to convert payments due on spectrum and AGR payments to equity at the end of the moratorium period, with interest on due amounts being convertible during the moratorium period; VIL elected to accept the options in October and November 2021, respectively. VIL raised INR 45 billion (€524 million) via the issue of new equity in March 2022, most of which was used to settle amounts due to Indus. VIL remains in need of additional liquidity support from its lenders and intends to raise additional equity capital. There are significant uncertainties in relation to VIL’s ability to make payments in relation to any remaining liabilities covered by the mechanism and no further cash payments are considered probable from the Group as at 31 March 2022. The carrying value of the Group’s investment in VIL is €nil and the Group is recording no further share of losses in respect of VIL. The Group’s potential exposure to liabilities within VIL is capped by the mechanism described above; consequently, contingent liabilities arising from litigation in India concerning operations of Vodafone India are not reported. Indus Towers VIL’s ability to satisfy certain payment obligations under its Master Services Agreements with Indus Towers (the ‘MSAs’) is uncertain and depends on a number of factors including its ability to raise additional funding. Under the terms of the Indus and Bharti Infratel merger in November 2020, a security package was agreed for the benefit of the newly created merged entity, Indus Towers, which could be invoked in the event that VIL was unable to make MSA payments. The security package included the following elements: - A prepayment in cash of INR 24 billion (€279 million) by VIL to Indus Towers in respect of its payment obligations that are undisputed, due and payable under the MSAs after the merger closing. The prepayment was fully utilised during the year to 31 March 2022; - A primary pledge over 190.7 million shares owned by Vodafone Group in Indus Towers having a value of INR 47 billion (€544 million) as at 31 March 2021; and - A secondary pledge over shares owned by Vodafone Group in Indus Towers (ranking behind Vodafone’s existing lenders for the outstanding bank borrowings of €1.4 billion as at 31 March 2022 secured against Indian assets utilised to fund Vodafone’s contribution to the VIL rights issue in 2019) (‘the Bank Borrowings’) with a maximum liability cap of INR 42.5 billion (€504 million). In the event of non-payment of relevant MSA obligations by VIL, Indus Towers would have recourse to the primary pledge shares and, after repayment of the Bank Borrowings in full, any secondary pledged shares, up to the value of the liability cap. During February and March 2022, the Group announced the disposal of the 190.7 million shares that were subject to the primary pledge in two transactions for a combined INR 38.1 billion (€445 million). The Group invested INR 33.7 billion (€393 million) of the proceeds by subscribing to newly issued VIL equity, which VIL immediately used to partially settle outstanding MSA obligations to Indus Towers. This transaction resulted in an equivalent partial release of the primary pledge, with the remaining INR 4.4 billion (€52 million) proceeds of the share disposal remaining secured for further utilisation by Indus Towers. Indus Towers has recourse against the secondary pledge to the maximum liability cap, from any proceeds remaining after the settlement of the Bank Borrowings. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 200 Vodafone Group Plc Annual Report 2022 2020 27. Acquisitions and disposals (continued) Vantage Towers IPO In the comparative period, the Group completed an initial public offering of Vantage Towers AG, with the first day of trading on the Regulated Market of the Frankfurt Stock Exchange being 18 March 2021. The offer consisted solely of a secondary sell-down of existing shares held by Vodafone GmbH. Cash consideration of €2,000 million was received in the comparative period. A further €217 million was received in April 2021, following completion of the market stabilisation period described in the Vantage Towers prospectus. Vantage Towers Greece In the comparative period on 25 March 2021, the Group exercised its option to purchase the remaining 38% of Vantage Towers Greece for cash consideration of €288 million, taking its shareholding to 100%. Other matters Vodafone Egypt On 10 November 2021, the Group announced that it had agreed to transfer its 55% shareholding in Vodafone Egypt to its subsidiary, Vodacom Group Limited (‘Vodacom’). The total consideration is €2,365 million of which approximately €1,892 million will be settled by the issue of 242 million new ordinary Vodacom shares to Vodafone at an issue price of ZAR 135.75 per share; the remaining €473 million will be settled in cash. As a result, Vodafone’s ownership in Vodacom will increase from 60.5% to 65.1%. Under the terms of the sale and purchase agreement, the cash element of the purchase consideration will be adjusted for any movement in the net debt and agreed working capital of Vodafone Egypt between signing and closing. Completion of the transaction is subject to a number of regulatory approvals, which are expected in the near term. 28. Commitments A commitment is a contractual obligation to make a payment in the future, mainly in relation to agreements to buy assets such as mobile devices, network infrastructure and IT systems and leases that have not commenced. These amounts are not recorded in the consolidated statement of financial position since we have not yet received the goods or services from the supplier. The amounts below are the minimum amounts that we are committed to pay. Capital commitments Company and subsidiaries Share of joint operations Group 2022 2021 2022 2021 2022 2021 €m €m €m €m €m €m Contracts placed for future capital expenditure not provided in the financial statements1 4,388 3,993 140 133 4,527 4,126 Note: 1 Commitment includes contracts placed for property, plant and equipment and intangible assets. Leases entered into by the Group but not commenced at 31 March 2022 are disclosed in note 20 ‘Leases’. Included in capital commitments is an amount of €331 million relating to spectrum acquisition commitments in Vodacom. €197 million of this spectrum acquisition commitment was settled subsequent to year-end. 29. Contingent liabilities and legal proceedings Contingent liabilities are potential future cash outflows, where the likelihood of payment is considered more than remote, but is not considered probable or cannot be measured reliably. 2022 2021 €m €m Performance bonds1 430 381 Other guarantees2 2,436 2,347 Notes: 1 Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts or commercial arrangements. 2 Other guarantees principally comprise Vodafone Group Plc’s guarantee of the Group’s 50% share of a US$3.5 billion loan facility (2021: US$3.5 billion loan facility), which forms part of the Group’s overall joint venture investment in TPG Telecom Ltd. The Group’s share of these loan balances is included in the net investment in joint venture (see note 12 ‘Investments in associates and joint arrangements’). Other guarantees also include INR42.5 billion (2021: INR42.5 billion) in relation to the secondary pledge over shares owned by Vodafone Group in Indus Towers. See page 201. Strategic report Governance Financials Other information 201 Vodafone Group Plc  Annual Report on Form 20-F 2022

Notes to the consolidated financial statements (continued) N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 202 Vodafone Group Plc Annual Report 2022 2020 29. Contingent liabilities and legal proceedings (continued) Legal Proceedings The Group is currently involved in a number of legal proceedings, including inquiries from, or discussions with, government authorities that are incidental to its operations. Legal proceedings where the Group considers that the likelihood of material future outflows of cash or other resources is more than remote are disclosed below. Where the Group assesses that it is probable that the outcome of legal proceedings will result in a financial outflow, and a reliable estimate can be made of the amount of that obligation, a provision is recognised for these amounts. In all cases, determining the probability of successfully defending a claim against the Group involves the application of judgement as the outcome is inherently uncertain. The determination of the value of any future outflows of cash or other resources, and the timing of such outflows, involves the use of estimates. The costs incurred in complex legal proceedings, regardless of outcome, can be significant. The Group is not involved in any material proceedings in which any of the Group’s Directors, members of senior management or affiliates are either a party adverse to the Group or have a material interest adverse to the Group. Indian tax cases In January 2012, the Supreme Court of India found against the Indian tax authority and in favour of Vodafone International Holdings BV (‘VIHBV’) in proceedings brought after the Indian tax authority alleged potential liability under the Income Tax Act 1961 for the failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in connection with its 2007 disposal to VIHBV of its interests in a wholly-owned Cayman Island incorporated subsidiary that indirectly held interests in Vodafone India Limited (‘Vodafone India’). The Finance Act 2012 of India, which amended various provisions of the Income Tax Act 1961 with retrospective effect, contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further, it sought to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. On 3 January 2013, VIHBV received a letter from the Indian tax authority reminding it of the tax demand raised prior to the Supreme Court of India’s judgement and updating the interest element of that demand to a total amount of INR142 billion, which included principal and interest as calculated by the Indian tax authority but did not include penalties. On 12 February 2016, VIHBV received a notice dated 4 February 2016 of an outstanding tax demand of INR221 billion (plus interest). On 29 September 2017, VIHBV received an electronically generated demand in respect of alleged principal, interest and penalties in the amount of INR190.7 billion. VIHBV initiated arbitration proceedings under the Netherlands-India Bilateral Investment Treaty (‘Dutch BIT’) on 17 April 2014. In September 2020, the arbitration tribunal issued its award unanimously ruling in Vodafone’s favour. The Indian Government applied to set aside the award primarily on jurisdictional grounds. The proceedings have been transferred to the Singapore International Commercial Court (‘SICC’). Separately, on 24 January 2017, Vodafone Group Plc and Vodafone Consolidated Holdings Limited formally commenced arbitration with the Indian Government under the United Kingdom-India Bilateral Investment Treaty (‘UK BIT’). Although relating to the same underlying facts as the claim under the Dutch BIT, the UK BIT claim is a separate and distinct claim under a different treaty and includes independent claims relating to disputes between the Indian tax authority and Vodafone India Services Private Limited (‘VISPL’) (see below). In 2020, following attempts by the Indian Government to obtain a court injunction preventing Vodafone from progressing the UK BIT arbitration, the Delhi High Court ordered that Vodafone shall proceed with the UK BIT arbitration only if the award already published under the Dutch BIT is set aside. In August 2021 the Indian Parliament passed new legislation which affects the retrospective effect of the Finance Act 2012. The impact of this legislation on the Dutch and UK BIT proceedings, in particular whether the Indian Government will withdraw its challenge to the arbitration award in the Dutch BIT, is unknown as of the date of this report. The SICC granted a stay in the Dutch BIT proceedings to 15 June 2022. VIHBV and Vodafone Group Plc will continue to defend vigorously any allegation that VIHBV or Vodafone India is liable to pay tax in connection with the transaction with HTIL. Based on the facts and circumstances of this matter, including the outcome of legal proceedings to date, the Group considers that it is more likely than not that no present obligation exists at 31 March 2022. VISPL tax claims VISPL is involved in a number of tax cases. The total value of the claims is approximately €500 million plus interest, and penalties of up to 300% of the principal. Of the individual tax claims, the most significant is in the amount of approximately €254 million (plus interest of €614 million), which VISPL has been assessed as owing in respect of (i) a transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL in Vodafone India. A stay of the tax demand on a deposit of £20 million and a corporate guarantee by VIHBV for the balance of tax assessed are in place. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Indian Tax Authority has appealed to the Supreme Court of India. The appeal hearing has been adjourned indefinitely. While there is some uncertainty as to the outcome of the tax cases involving VISPL, the Group believes it has valid defences and does not consider it probable that a financial outflow will be required to settle these cases. Strategic report Governance Financials Other information 202 Vodafone Group Plc  Annual Report on Form 20-F 2022

Overview Strategic Report Governance Financials Other information 203 Vodafone Group Plc Annual Report 2022 Other cases in the Group Spain and UK: TOT v Vodafone Group Plc, VGSL, and Vodafone UK The Group has been defending cases brought against it in Spain and the UK by TOT Power Control and Top Optimized Technologies (jointly ‘TOT’) alleging breach of confidentiality and patent infringement. In November 2021 TOT withdrew all of its claims against the Group in Spain and the UK as part of an agreed settlement. Further background relating to these claims is provided in the Group’s Annual Report for the financial year ended 31 March 2021. Germany: Kabel Deutschland takeover - class actions The German courts have been determining the adequacy of the mandatory cash offer made to minority shareholders in Vodafone’s takeover of Kabel Deutschland. Hearings took place in May 2019 and a decision was delivered in November 2019 in Vodafone’s favour, rejecting all claims by minority shareholders. A number of shareholders appealed which was rejected by the court in December 2021. Several minority shareholders have filed a further appeal before the Federal Court of Justice. The appeal process is ongoing. While the outcome is uncertain, the Group believes it has valid defences and that the outcome of the appeal will be favourable to Vodafone. Italy: Iliad v Vodafone Italy In July 2019, Iliad filed a claim for €500 million against Vodafone Italy in the Civil Court of Milan. The claim alleges anti-competitive behaviour in relation to portability and certain advertising campaigns by Vodafone Italy. Preliminary hearings have taken place, including one at which the Court rejected Iliad’s application for a cease and desist order against alleged misleading advertising by Vodafone. The main hearing on the merits of the claim took place on 8 June 2021 and we are waiting to receive the judgement. The Group is currently unable to estimate any possible loss in this claim in the event of an adverse judgement but while the outcome is uncertain, the Group believes it has valid defences and that it is probable that no present obligation exists. Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece In October 2019, Mr. and Mrs. Papistas, and companies owned or controlled by them, filed several new claims against Vodafone Greece with a total value of approximately €330 million for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Lawsuits which the Papistas claimants had previously brought against Vodafone Group Plc and certain Directors and officers of Vodafone were withdrawn. Vodafone Greece filed a counter claim and all claims were heard in February 2020. All of the Papistas claims were rejected by the Greek Court because the stamp duty payments required to have the merits of the case considered had not been made. Vodafone Greece’s counter claim was also rejected. The Papistas claimants and Vodafone Greece have each filed appeals and, subject to the Papistas claimants paying the requisite stamp duty, the hearing on the merits of these appeals will take place in early 2023. The amount claimed in these lawsuits is substantial and, if the claimants are successful, the total potential liability could be material. However, we are continuing vigorously to defend the claims and based on the progress of the litigation so far the Group believes that it is highly unlikely that there will be an adverse ruling for the Group. On this basis, the Group does not expect the outcome of these claims to have a material financial impact. UK: Phones 4U in Administration v Vodafone Limited and Vodafone Group Plc and Others In December 2018, the administrators of former UK indirect seller, Phones 4U, sued the three main UK mobile network operators (‘MNOs’), including Vodafone, and their parent companies. The administrators allege collusion between the MNOs to pull their business from Phones 4U thereby causing its collapse. Vodafone and the other defendants filed their defences in April 2019 and the Administrators filed their replies in October 2019. Disclosure has taken place and witness statements were filed in December 2021. The judge has also ordered that there should be a split trial between liability and damages. The first trial started in May 2022. Taking into account all available evidence, the Group assesses it to be more likely than not that a present obligation does not exist and that the allegations of collusion are completely without merit; the Group is vigorously defending the claim. The value of the claim is not pleaded but we understand it to be the total value of the business, allegedly equivalent to approximately £1 billion with the addition of alleged exemplary damages. Vodafone’s alleged share of the liability is also not pleaded. The Group is not able to estimate any possible loss in the event of an adverse judgment. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 202 Vodafone Group Plc Annual Report 2022 2020 29. Contingent liabilities and legal proceedings (continued) Legal Proceedings The Group is currently involved in a number of legal proceedings, including inquiries from, or discussions with, government authorities that are incidental to its operations. Legal proceedings where the Group considers that the likelihood of material future outflows of cash or other resources is more than remote are disclosed below. Where the Group assesses that it is probable that the outcome of legal proceedings will result in a financial outflow, and a reliable estimate can be made of the amount of that obligation, a provision is recognised for these amounts. In all cases, determining the probability of successfully defending a claim against the Group involves the application of judgement as the outcome is inherently uncertain. The determination of the value of any future outflows of cash or other resources, and the timing of such outflows, involves the use of estimates. The costs incurred in complex legal proceedings, regardless of outcome, can be significant. The Group is not involved in any material proceedings in which any of the Group’s Directors, members of senior management or affiliates are either a party adverse to the Group or have a material interest adverse to the Group. Indian tax cases In January 2012, the Supreme Court of India found against the Indian tax authority and in favour of Vodafone International Holdings BV (‘VIHBV’) in proceedings brought after the Indian tax authority alleged potential liability under the Income Tax Act 1961 for the failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in connection with its 2007 disposal to VIHBV of its interests in a wholly-owned Cayman Island incorporated subsidiary that indirectly held interests in Vodafone India Limited (‘Vodafone India’). The Finance Act 2012 of India, which amended various provisions of the Income Tax Act 1961 with retrospective effect, contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further, it sought to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. On 3 January 2013, VIHBV received a letter from the Indian tax authority reminding it of the tax demand raised prior to the Supreme Court of India’s judgement and updating the interest element of that demand to a total amount of INR142 billion, which included principal and interest as calculated by the Indian tax authority but did not include penalties. On 12 February 2016, VIHBV received a notice dated 4 February 2016 of an outstanding tax demand of INR221 billion (plus interest). On 29 September 2017, VIHBV received an electronically generated demand in respect of alleged principal, interest and penalties in the amount of INR190.7 billion. VIHBV initiated arbitration proceedings under the Netherlands-India Bilateral Investment Treaty (‘Dutch BIT’) on 17 April 2014. In September 2020, the arbitration tribunal issued its award unanimously ruling in Vodafone’s favour. The Indian Government applied to set aside the award primarily on jurisdictional grounds. The proceedings have been transferred to the Singapore International Commercial Court (‘SICC’). Separately, on 24 January 2017, Vodafone Group Plc and Vodafone Consolidated Holdings Limited formally commenced arbitration with the Indian Government under the United Kingdom-India Bilateral Investment Treaty (‘UK BIT’). Although relating to the same underlying facts as the claim under the Dutch BIT, the UK BIT claim is a separate and distinct claim under a different treaty and includes independent claims relating to disputes between the Indian tax authority and Vodafone India Services Private Limited (‘VISPL’) (see below). In 2020, following attempts by the Indian Government to obtain a court injunction preventing Vodafone from progressing the UK BIT arbitration, the Delhi High Court ordered that Vodafone shall proceed with the UK BIT arbitration only if the award already published under the Dutch BIT is set aside. In August 2021 the Indian Parliament passed new legislation which affects the retrospective effect of the Finance Act 2012. The impact of this legislation on the Dutch and UK BIT proceedings, in particular whether the Indian Government will withdraw its challenge to the arbitration award in the Dutch BIT, is unknown as of the date of this report. The SICC granted a stay in the Dutch BIT proceedings to 15 June 2022. VIHBV and Vodafone Group Plc will continue to defend vigorously any allegation that VIHBV or Vodafone India is liable to pay tax in connection with the transaction with HTIL. Based on the facts and circumstances of this matter, including the outcome of legal proceedings to date, the Group considers that it is more likely than not that no present obligation exists at 31 March 2022. VISPL tax claims VISPL is involved in a number of tax cases. The total value of the claims is approximately €500 million plus interest, and penalties of up to 300% of the principal. Of the individual tax claims, the most significant is in the amount of approximately €254 million (plus interest of €614 million), which VISPL has been assessed as owing in respect of (i) a transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL in Vodafone India. A stay of the tax demand on a deposit of £20 million and a corporate guarantee by VIHBV for the balance of tax assessed are in place. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Indian Tax Authority has appealed to the Supreme Court of India. The appeal hearing has been adjourned indefinitely. While there is some uncertainty as to the outcome of the tax cases involving VISPL, the Group believes it has valid defences and does not consider it probable that a financial outflow will be required to settle these cases. Strategic report Governance Financials Other information 203 Vodafone Group Plc  Annual Report on Form 20-F 2022

204 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

30. Related party transactions

The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 'Investments in associates and joint arrangements', note 25 'Post employment benefits' and note 23 'Directors and key management compensation').

Transactions with joint arrangements and associates

Related party transactions with the Group's joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below.

	2022 €m	2021 €m	2020 €m
Sales of goods and services to associates	20	14	32
Purchase of goods and services from associates	10	5	4
Sales of goods and services to joint arrangements	221	203	305
Purchase of goods and services from joint arrangements	298	109	97
Interest income receivable from joint arrangements[1]	48	65	71
Interest expense payable to joint arrangements[1]	52	56	–
Trade balances owed:			
by associates	8	3	4
to associates	6	5	4
by joint arrangements	139	88	157
to joint arrangements	34	31	37
Other balances owed by associates	80	56	–
Other balances owed by joint arrangements[1]	1,080	955	1,083
Other balances owed to joint arrangements[2]	1,561	1,575	2,017

Notes:
1 Amounts arise primarily through VodafoneZiggo, TPG Telecom Limited and INWIT S.p.A. Interest is paid in line with market rates.
2 Amounts are primarily in relation to leases of tower space from INWIT S.p.A.

Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.

Transactions with Directors other than compensation

During the three years ended 31 March 2022 and as of 16 June 2022, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Group. During the three years ended 31 March 2022 and as of 16 June 2022, the Group has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

Overview Strategic Report Governance Financials Other information 205 Vodafone Group Plc Annual Report 2022 31. Related undertakings A full list of all of our subsidiaries, joint arrangements and associated undertakings is detailed below. A full list of subsidiaries, joint arrangements and associated undertakings (as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 31 March 2022 is detailed below. No subsidiaries are excluded from the Group consolidation. Unless otherwise stated the Company’s subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The percentage held by Group companies reflect both the proportion of nominal capital and voting rights unless otherwise stated. Summarised financial information is provided in respect of the Group’s most significant joint arrangements and associates in note 12 ‘Investments in associates and joint arrangements’. Subsidiaries Accounting policies A subsidiary is an entity directly or indirectly controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the activities that affect the Company’s returns and exposure or rights to variable returns from the entity. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non- controlling shareholder’s share of changes in equity since the date of the combination. Total comprehensive income is attributed to non- controlling interests even if this results in the non-controlling interests having a deficit balance. Company name % of share class held by Group Companies Share class Albania Autostrada Tirane-Durres, Rruga: “Pavaresia”, Nr 61, Kashar, Tirana, Albania Vodafone Albania Sh.A 99.94 Ordinary shares Lagjia Kongresi Përmetit, Bulevardi "Jakov Xoxa", pallati nr. 5, kati nr. 1, Fier, Albania ApNet SHPK 99.94 Ordinary shares Rruga "Ibrahim Rugova", Sky Tower, Kati i 5, Hyrja 2, Tiranë, 1000, Albania _VOIS Albania ShpK. 100.00 Ordinary shares Argentina Cerrito 348, 5 to B, C1010AAH, Buenos Aires, Argentina CWGNL S.A. (in process of dissolution) 100.00 Ordinary shares Australia Mills Oakley, Level 7, 151 Clarence Street, Sydney NSW 2000, Australia Vodafone Enterprise Australia Pty Limited 100.00 Ordinary shares Austria c/o Stolitzka & Partner Rechtsanwälte OG, Kärntner Ring 12, 3. Stock, 1010, Wien, Austria Vodafone Enterprise Austria GmbH 100.00 Ordinary shares Bahrain RSM Bahrain, 3rd Floor Falcon Tower, Diplomatic Area, Manama, PO BOX 11816, Bahrain Vodafone Enterprise Bahrain W.L.L. 100.00 Ordinary shares Belgium Company name % of share class held by Group Companies Share class Malta House, rue Archimède 25, 1000 Bruxelles, Belgium Vodafone Belgium SA/NV 100.00 Ordinary shares Brazil Avenida Cidade Jardim, 400, 7th and 20th Floors, Jardim Paulistano, São Paulo, Brazil, 01454-000 Vodafone Serviços Empresariais Brasil Ltda. 100.00 Ordinary shares Av José Rocha Bonfim, 214, Cond Praça Capital – Edifício Toronto, sls 228/229 13080-900 Jardim Santa Genebra – Campinas, São Paulo, Brazil Cobra do Brasil Serviços de Telemàtica ltda. (in process of dissolution) 70.00 Ordinary shares Av Paulista 37 – 4º andar, Sala 427, Bela Vista, CEP, 01311 – 902, São Paulo, Brazil Vodafone Empresa Brasil Telecomunicações Ltda 100.00 Ordinary shares Bulgaria 10 Tsar Osvoboditel Blvd., 3rd Floor, Spredets Region, Sofia, 1000, Bulgaria Vodafone Enterprise Bulgaria EOOD 100.00 Ordinary shares Canada c/o ARC Information Services Inc., 3-84 Castlebury Crescent, Toronto ON M2H 1W8, Canada Vodafone Canada Inc. 100.00 Common shares Cayman Islands One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands CGP Investments (Holdings) Limited 100.00 Ordinary shares Company name % of share class held by Group Companies Share class Chile 222 Miraflores, P.28, Santiago, Metrop, 97-763, Chile Vodafone Enterprise Chile S.A. 100.00 Ordinary shares China Building 21, 11, Kangding St., BDA, Beijing, 100176 – China Vodafone Automotive Technologies (Beijing) Co, Ltd 100.00 Ordinary shares Level 9, Tower 2, China Central Place, Room 941, No.79 Jianguo Road, Chaoyang District, Beijing, 100025, China Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd. Beijing Branch2 100.00 Branch Room 1603, 16th Floor, 1200 Pudong Avenue, Free Trade Zone, Shanghai, China Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd. 100.00 Ordinary shares Congo, The Democratic Republic of the 292 Avenue de La Justice, Commune de la Gombe, Kinshasa, The Democratic Republic of the Congo Vodacom Congo (RDC) SA5 30.85 Ordinary shares Building Comimmo II Ground Floor Right, 3157 Boulevard du 30 Juin, Commune de la Gombe, Kinshasa, DRC Congo, The Democratic Republic of the Vodacash S.A.5 30.85 Ordinary shares Cyprus Ali Rıza Efendi Caddesi No:33/A Ortaköy, Lefkoşa, Cyprus Vodafone Evde Operations Ltd 100.00 Ordinary shares Vodafone Mobile Operations Limited 100.00 Ordinary shares N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 204 Vodafone Group Plc Annual Report 2022 2020 30. Related party transactions The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 ‘Investments in associates and joint arrangements’, note 25 ‘Post employment benefits’ and note 23 ‘Directors and key management compensation’). Transactions with joint arrangements and associates Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below. 2022 2021 2020 €m €m €m Sales of goods and services to associates 20 14 32 Purchase of goods and services from associates 10 5 4 Sales of goods and services to joint arrangements 221 203 305 Purchase of goods and services from joint arrangements 298 109 97 Interest income receivable from joint arrangements1 48 65 71 Interest expense payable to joint arrangements1 52 56 – Trade balances owed: by associates 8 3 4 to associates 6 5 4 by joint arrangements 139 88 157 to joint arrangements 34 31 37 Other balances owed by associates 80 56 – Other balances owed by joint arrangements1 1,080 955 1,083 Other balances owed to joint arrangements2 1,561 1,575 2,017 Notes: 1 Amounts arise primarily through VodafoneZiggo, TPG Telecom Limited and INWIT S.p.A.. Interest is paid in line with market rates. 2 Amounts are primarily in relation to leases of tower space from INWIT S.p.A. Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows. Transactions with Directors other than compensation During the three years ended 31 March 2022 and as of 16 June 2022, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Group. During the three years ended 31 March 2022 and as of 16 June 2022, the Group has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest. Strategic report Governance Financials Other information 205 Vodafone Group Plc  Annual Report on Form 20-F 2022

206 Vodafone Group Plc Annual Report on Form 20-F 2022 | Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Czech Republic

náměstí Junkových 2, Prague 5, Czech Republic, 155 00, Czech Republic		
Nadace Vodafone Česká Republika	100.00	Trustee
Oskar Mobil S.R.O.	100.00	Ordinary shares
Vodafone Czech Republic A.S.	100.00	Ordinary shares
Vodafone Enterprise Europe (UK) Limited - Czech Branch[2]	100.00	Branch
Praha 4, Nusle, Závišova 502/5, 14000, Czech Republic		
Vantage Towers 2 s.r.o.	100.00	Ordinary shares
Vantage Towers s.r.o.[4]	81.74	Ordinary shares
Závišova Real Estate, s.r.o.	100.00	Ordinary shares

Denmark

Tuborg Boulevard 12, 2900, Hellerup, Denmark		
Vodafone Enterprise Denmark A/S	100.00	Ordinary (DKK) shares

Egypt

37 Kaser El Nil St, 4th. Floor, Cairo, Egypt		
Starnet	55.00	Ordinary shares
54 El Batal Ahmed Abed El Aziz, Mohandseen, Giza, Egypt		
Sarmady Communications	55.00	Ordinary shares
Building no. 2109 "VHUB1", Smart Village, Cairo Alexandria, Egypt		
Vodafone International Services LLC	100.00	Ordinary shares
Site No 15/3C, Central Axis, 6th October City, Egypt		
Vodafone Egypt Telecommunications S.A.E.	55.00	Ordinary shares
Smart Village C3 Vodafone Building, Egypt		
Vodafone Data	55.00	Ordinary shares
Vodafone Building Zahraa EL Maadi, Building A, Service Area D, Maadi, Cairo, Egypt		
Vodafone For Trading	54.95	Ordinary shares

Finland

c/o Eversheds Asianajotoimisto Oy, Fabianinkatu 29 B, Helsinki, 00100, Finland		
Vodafone Enterprise Finland OY	100.00	Ordinary shares

France

1300 route de Cretes, Le WTC, Bat I1, 06560, Valbonne Soph, France		
Vodafone Automotive Telematics Development S.A.S	100.00	Ordinary shares
EuroPlaza Tour, 20 Avenue Andre Prothin, La Défense Cedex-France (149153), 92400, Courbevoie, France		
Vodafone Automotive France S.A.S	100.00	Ordinary shares
Vodafone Enterprise France SAS	100.00	New euro shares
Rue Champollion, 22300, Lannion, France		
Apollo Submarine Cable System Ltd – French Branch[2]	100.00	Branch

Germany

Aachener Str. 746-750, 50933, Köln, Germany		
Arena Sport Rechte Marketing GmbH i.L (in liquidation)	100.00	Ordinary shares
Altes Forsthaus 2, 67661, Kaiserslautern, Germany		
TKS Telepost Kabel-Service Kaiserslautern GmbH[1]	93.84	Ordinary shares
Betastraße 6-8, 85774 Unterföhring, Germany		
Kabel Deutschland Holding AG	93.84	Ordinary shares
Vodafone Customer Care GmbH[1]	93.84	Ordinary shares
Vodafone Deutschland GmbH	93.84	Ordinary shares
Buschurweg 4, 76870, Kandel, Germany		
Vodafone Automotive Deutschland GmbH	100.00	Ordinary shares
Ferdinand-Braun-Platz 1, 40549, Duesseldorf, Germany		
Vodafone Enterprise Germany GmbH	100.00	Ordinary shares
Vodafone GmbH	100.00	Ordinary A shares, Ordinary B shares
Vodafone Group Services GmbH	100.00	Ordinary shares
Vodafone Institut für Gesellschaft und Kommunikation GmbH	100.00	Ordinary shares
Vodafone Stiftung Deutschland Gemeinnutzige GmbH	100.00	Ordinary shares
Vodafone Vierte Verwaltungs AG	100.00	Ordinary shares
Vodafone West GmbH	100.00	Ordinary shares
Friedrich-Wilhelm-Strasse 2, 38100, Braunschweig, Germany		
KABELCOM Braunschweig Gesellschaft Fur Breitbandkabel-Kommunikation Mit Beschrankter Haftung[1]	93.84	Ordinary shares
Helmholtzstaße. 2-9, Gerbäude 10587, Berlin, Germany		
Vodafone Service GmbH	100.00	Ordinary shares
Holzmarkt 1, 50676, Köln, North Rhine-Westphalia, Germany		
Grandcentrix GmbH	100.00	Ordinary shares
Nobelstrasse 55, 18059, Rostock, Germany		
"Urbana Teleunion" Rostock GmbH & Co KG[1]	65.69	Ordinary shares
Prinzenallee 11-13, 40549, Düsseldorf, Germany		
Vantage Towers AG	81.74	Ordinary shares
Vantage Towers Erste Verwaltungsgesellschaft mbH[4]	81.74	Ordinary shares
Vantage Towers Zweite Verwaltungsgesellschaft mbH[4]	81.74	Ordinary shares
Seilerstrasse 18, 38440, Wolfsburg, Germany		
KABELCOM Wolfsburg Gesellschaft Fur Breitbandkabel-Kommunikation Mit Beschrankter Haftung[1]	93.84	Ordinary shares

Ghana

Manet Tower A, South Liberation Link, Airport City, Accra, Ghana		
Ghana Telecommunications Company Limited	70.00	Ordinary shares, Preference shares
Vodacom Business (Ghana) Limited	70.00	Ordinary shares, Preference shares
Vodafone Ghana Mobile Financial Services Limited	70.00	Ordinary shares
Telecom House, Nsawam Road, Accra-North, Greater Accra Region, PMB 221, Ghana		
National Communications Backbone Company Limited	70.00	Ordinary shares

Greece

1-3 Tzavella str, 152 31 Halandri, Athens, Greece		
Vodafone-Panafon Hellenic Telecommunications Company S.A	99.87	Ordinary shares
12,5 km National Road Athens – Lamia, Metamorfosi / Athens, 14452, Greece		
Vodafone Innovus S.A	99.87	Ordinary shares
2 Adrianeiou str, Athens, 11525, Greece		
Vantage Towers Single Member Societe Anonyme[4]	81.74	Ordinary shares
Pireos 163 & Ehelidon, Athens, 11854, Greece		
360 Connect S.A	99.87	Ordinary shares

Guernsey

Martello Court, Admiral Park, St. Peter Port, GY1 3HB, Guernsey		
FB Holdings Limited	100.00	Ordinary shares
Le Bunt Holdings Limited	100.00	Ordinary shares
Silver Stream Investments Limited	100.00	Ordinary shares
Roseneath, The Grange, St Peter Port, GY1 2QJ, Guernsey		
VBA Holdings Limited[5]	60.50	Ordinary shares and non-voting, irredeemable, non-cumulative preference shares
VBA International Limited[5]	60.50	Ordinary shares, and non-voting, irredeemable, non-convertible, non-cumulative preference shares

Hong Kong

Level 24, Dorset House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong		
Vodafone Enterprise Hong Kong Ltd	100.00	Ordinary shares

Hungary

40-44 Hungaria Krt., Budapest, H-1087, Hungary		
VSSB Vodafone Szolgáltató Központ Budapest Zártkörűen Működő Részvénytársaság	100.00	Registered ordinary shares
6 Lechner Ödön fasor, Budapest, 1096, Hungary		
Vantage Towers Zártkörűen Működő Részvénytársaság[4]	81.74	Ordinary shares
Vodafone Magyarország Távközlési Zártkörűen Működő Részvénytársaság	100.00	Series A Registered common shares

Overview Strategic Report Governance Financials Other information 207 Vodafone Group Plc Annual Report 2022 India 10th Floor, Tower A&B, Global Technology Park, (Maple Tree Building), Marathahalli Outer Ring Road, Devarabeesanahalli Village, Varthur Hobli, Bengaluru, Karnataka, 560103, India Cable & Wireless Networks India Private Limited 100.00 Equity shares Cable and Wireless (India) Limited – Branch2 100.00 Branch Cable and Wireless Global (India) Private Limited 100.00 Equity shares 201 - 206, Shiv Smriti Chambers, 49/A, Dr. Annie Besant Road, Worli, Mumbai, Maharashtra, 400018, India Omega Telecom Holdings Private Limited 100.00 Equity shares Vodafone India Services Private Ltd 100.00 Equity shares Business@Mantri, Tower B, Wing no – B1 & B2, 3rd Floor, S. No. – 197, Near Hotel Four Points, Lohegaon, Pune, Maharashtra, 411014, India Vodafone Global Services Private Ltd 100.00 Equity shares E-47, Bankra Super Market, Bankra, Howrah, West Bengal, 711403, India Usha Martin Telematics Limited 100.00 Equity shares Ireland 2nd Floor, Palmerston House, Fenian Street, Dublin 2, Ireland Vodafone International Financing Designated Activity Company 100.00 Ordinary shares 38/39 Fitzwilliam Square West, Dublin 2, D02 NX53, Ireland Vodafone Enterprise Global Limited 100.00 Ordinary shares Vodafone Global Network Limited 100.00 Ordinary shares Mountainview, Leopardstown, Dublin 18, Ireland Vantage Towers Limited4 81.74 Ordinary shares VF Ireland Property Holdings Limited 100.00 Ordinary euro shares Vodafone Group Services Ireland Limited 100.00 Ordinary shares Vodafone Ireland Limited 100.00 Ordinary shares Vodafone Ireland Marketing Limited 100.00 Ordinary shares Vodafone Ireland Retail Limited 100.00 Ordinary shares Italy Piazzale Luigi Cadorna, 4, 20123, Milano, Italy Vodafone Global Enterprise (Italy) S.R.L. 100.00 Ordinary shares SS 33 del Sempione KM 35, 212, 21052 Busto Arsizio (VA), Italy Vodafone Automotive Italia S.p.A 100.00 Ordinary shares Via Astico 41, 21100 Varese, Italy Vodafone Automotive Electronic Systems S.r.L 100.00 Ordinary shares Vodafone Automotive SpA 100.00 Ordinary shares Vodafone Automotive Telematics Srl 100.00 Ordinary shares Via Jervis 13, 10015, Ivrea, Tourin, Italy VEI S.r.l. 100.00 Partnership interest shares Vodafone Italia S.p.A. 100.00 Ordinary shares Via Lorenteggio 240, 20147, Milan, Italy Vodafone Enterprise Italy S.r.L 100.00 Euro shares Vodafone Gestioni S.p.A. 100.00 Ordinary shares Vodafone Servizi E Tecnologie S.R.L. 100.00 Equity shares Via per Carpi 26/B, 42015, Correggio (RE), Italy VND S.p.A 100.00 Ordinary shares Japan KAKiYa building, 9F, 2-7-17 Shin-Yokohama, Kohoku-ku, Yokoha- City, Kanagawa, 222-0033, Japan Vodafone Automotive Japan KK 100.00 Ordinary shares Marunouchi Trust Tower North 15F, 8-1, Marunouchi 1-chome, Level 15, Chiyoda-ku, Tokyo, Japan Vodafone Enterprise U.K. – Japanese Branch2 100.00 Branch Vodafone Global Enterprise (Japan) K.K. 100.00 Ordinary shares Jersey 44 Esplanade, St Helier, JE4 9WG, Jersey Aztec Limited 100.00 Ordinary shares Globe Limited 100.00 Ordinary shares Plex Limited 100.00 Ordinary shares Vizzavi Finance Limited 99.99 Ordinary shares Vodafone International 2 Limited 100.00 Ordinary shares Vodafone Jersey Dollar Holdings Limited 100.00 Limited liability shares Vodafone Jersey Finance 100.00 Ordinary shares Vodafone Jersey Yen Holdings Unlimited 100.00 Limited liability shares Kenya 6th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya M-PESA Holding Co. Limited 100.00 Equity shares Vodafone Kenya Limited5 65.43 Ordinary voting shares The Riverfront, 4th floor, Prof. David Wasawo Drive, Off Riverside Drive, Nairobi, Kenya Vodacom Business (Kenya) Limited5 48.40 Ordinary shares, Ordinary B shares Korea, Republic of ASEM Tower Level 37, 517 Yeongdong-daero, Gangnam-gu, Seoul, 135-798, Korea, Republic of Vodafone Enterprise Korea Limited 100.00 Ordinary shares Lesotho 585 Mabile Road, Vodacom Park, Maseru, Lesotho Vodacom Lesotho (Pty) Limited5 48.40 Ordinary shares Luxembourg 15 rue Edward Steichen, Luxembourg, 2540, Luxembourg Tomorrow Street GP S.à r.l. 100.00 Ordinary shares Vodafone Asset Management Services S.à r.l. 100.00 Ordinary shares Vodafone Enterprise Global Businesses S.à r.l. 100.00 Ordinary shares Vodafone Enterprise Luxembourg S.A. 100.00 Ordinary euro shares Vodafone International 1 S.à r.l. 100.00 Ordinary shares Vodafone International M S.à r.l. 100.00 Ordinary shares Vodafone Investments Luxembourg S.à r.l. 100.00 Ordinary shares Vodafone Luxembourg 5 S.à r.l. 100.00 Ordinary shares Vodafone Luxembourg S.à r.l. 100.00 Ordinary shares Vodafone Procurement Company S.à r.l. 100.00 Ordinary shares Vodafone Roaming Services S.à r.l. 100.00 Ordinary shares Vodafone Services Company S.à r.l. 100.00 Ordinary shares Malaysia Suite 13.03, 13th Floor, Menara Tan & Tan, 207 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia Vodafone Global Enterprise (Malaysia) Sdn Bhd 100.00 Ordinary shares Malta Portomaso Business Tower, Level 15B, St Julians, STJ 4011, Malta Vodafone Holdings Limited 100.00 ‘A’ Ordinary shares, ‘B’ Ordinary shares Vodafone Insurance Limited 100.00 ‘A’ Ordinary shares, ‘B’ Ordinary shares Mauritius 10th Floor, Standard Chartered Towers, 19 Cybercity, Ebene, Mauritius Mobile Wallet VM15 60.50 Ordinary shares Mobile Wallet VM25 60.50 Ordinary shares VBA (Mauritius) Limited5 60.50 Ordinary shares, Redeemable preference shares Vodacom International Limited5 60.50 Ordinary shares, Non-cumulative preference shares Fifth Floor, Ebene Esplanade, 24 Bank Street, Cybercity, Ebene, Mauritius Al-Amin Investments Limited 100.00 Ordinary shares Array Holdings Limited 100.00 Ordinary shares Asian Telecommunication Investments (Mauritius) Limited 100.00 Ordinary shares CCII (Mauritius), Inc. 100.00 Ordinary shares CGP India Investments Ltd. 100.00 Ordinary shares Euro Pacific Securities Ltd. 100.00 Ordinary shares Mobilvest 100.00 Ordinary shares Prime Metals Ltd. 100.00 Ordinary shares Trans Crystal Ltd. 100.00 Ordinary shares Vodafone Mauritius Ltd. 100.00 Ordinary shares Vodafone Tele-Services (India) Holdings Limited 100.00 Ordinary shares Vodafone Telecommunications (India) Limited 100.00 Ordinary shares N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 206 Vodafone Group Plc Annual Report 2022 2020 31. Related undertakings (continued) Czech Republic náměstí Junkových 2, Prague 5, Czech Republic, 155 00, Czech Republic Nadace Vodafone Česká Republika 100.00 Trustee Oskar Mobil S.R.O. 100.00 Ordinary shares Vodafone Czech Republic A.S. 100.00 Ordinary shares Vodafone Enterprise Europe (UK) Limited - Czech Branch2 100.00 Branch Praha 4, Nusle, Závišova 502/5, 14000, Czech Republic Vantage Towers 2 s.r.o. 100.00 Ordinary shares Vantage Towers s.r.o. 4 81.74 Ordinary shares Závišova Real Estate, s.r.o. 100.00 Ordinary shares Denmark Tuborg Boulevard 12, 2900, Hellerup, Denmark Vodafone Enterprise Denmark A/S 100.00 Ordinary (DKK) shares Egypt 37 Kaser El Nil St, 4th. Floor, Cairo, Egypt Starnet 55.00 Ordinary shares 54 El Batal Ahmed Abed El Aziz, Mohandseen, Giza, Egypt Sarmady Communications 55.00 Ordinary shares Building no. 2109 “VHUB1”, Smart Village, Cairo Alexandria, Egypt Vodafone International Services LLC 100.00 Ordinary shares Site No 15/3C, Central Axis, 6th October City, Egypt Vodafone Egypt Telecommunications S.A.E. 55.00 Ordinary shares Smart Village C3 Vodafone Building, Egypt Vodafone Data 55.00 Ordinary shares Vodafone Building Zahraa EL Maadi, Building A, Service Area D, Maadi, Cairo, Egypt Vodafone For Trading 54.95 Ordinary shares Finland c/o Eversheds Asianajotoimisto Oy, Fabianinkatu 29 B, Helsinki, 00100, Finland Vodafone Enterprise Finland OY 100.00 Ordinary shares France 1300 route de Cretes, Le WTC, Bat I1, 06560, Valbonne Soph, France Vodafone Automotive Telematics Development S.A.S 100.00 Ordinary shares EuroPlaza Tour, 20 Avenue Andre Prothin, La Défense Cedex- France (149153), 92400, Courbevoie, France Vodafone Automotive France S.A.S 100.00 Ordinary shares Vodafone Enterprise France SAS 100.00 New euro shares Rue Champollion, 22300, Lannion, France Apollo Submarine Cable System Ltd – French Branch2 100.00 Branch Germany Aachener Str. 746-750, 50933, Köln, Germany Arena Sport Rechte Marketing GmbH i.L (in liquidation) 100.00 Ordinary shares Altes Forsthaus 2, 67661, Kaiserslautern, Germany TKS Telepost Kabel-Service Kaiserslautern GmbH3 93.84 Ordinary shares Betastraße 6-8, 85774 Unterföhring, Germany Kabel Deutschland Holding AG 93.84 Ordinary shares Vodafone Customer Care GmbH3 93.84 Ordinary shares Vodafone Deutschland GmbH 93.84 Ordinary shares Buschurweg 4, 76870, Kandel, Germany Vodafone Automotive Deutschland GmbH 100.00 Ordinary shares Ferdinand-Braun-Platz 1, 40549, Duesseldorf, Germany Vodafone Enterprise Germany GmbH 100.00 Ordinary shares Vodafone GmbH 100.00 Ordinary A shares, Ordinary B shares Vodafone Group Services GmbH 100.00 Ordinary shares Vodafone Institut für Gesellschaft und Kommunikation GmbH 100.00 Ordinary shares Vodafone Stiftung Deutschland Gemeinnutzige GmbH 100.00 Ordinary shares Vodafone Vierte Verwaltungs AG 100.00 Ordinary shares Vodafone West GmbH 100.00 Ordinary shares Friedrich-Wilhelm-Strasse 2, 38100, Braunschweig, Germany KABELCOM Braunschweig Gesellschaft Fur Breitbandkabel- Kommunikation Mit Beschrankter Haftung3 93.84 Ordinary shares Helmholtzstaße. 2-9, Gerbäude 10587, Berlin, Germany Vodafone Service GmbH 100.00 Ordinary shares Holzmarkt 1, 50676, Köln, North Rhine-Westphalia, Germany Grandcentrix GmbH 100.00 Ordinary shares Nobelstrasse 55, 18059, Rostock, Germany “Urbana Teleunion” Rostock GmbH & Co.KG3 65.69 Ordinary shares Prinzenallee 11-13, 40549, Düsseldorf, Germany Vantage Towers AG 81.74 Ordinary shares Vantage Towers Erste Verwaltungsgesellschaft mbH4 81.74 Ordinary shares Vantage Towers Zweite Verwaltungsgesellschaft mbH4 81.74 Ordinary shares Seilerstrasse 18, 38440, Wolfsburg, Germany KABELCOM Wolfsburg Gesellschaft Fur Breitbandkabel-Kommunikation Mit Beschrankter Haftung3 93.84 Ordinary shares Ghana Manet Tower A, South Liberation Link, Airport City, Accra, Ghana Ghana Telecommunications Company Limited 70.00 Ordinary shares, Preference shares Vodacom Business (Ghana) Limited 70.00 Ordinary shares, Preference shares Vodafone Ghana Mobile Financial Services Limited 70.00 Ordinary shares Telecom House, Nsawam Road, Accra-North, Greater Accra Region, PMB 221, Ghana National Communications Backbone Company Limited 70.00 Ordinary shares Greece 1-3 Tzavella str, 152 31 Halandri, Athens, Greece Vodafone-Panafon Hellenic Telecommunications Company S.A. 99.87 Ordinary shares 12,5 km National Road Athens – Lamia, Metamorfosi / Athens, 14452, Greece Vodafone Innovus S.A. 99.87 Ordinary shares 2 Adrianeiou str, Athens, 11525, Greece Vantage Towers Single Member Societe Anonyme4 81.74 Ordinary shares Pireos 163 & Ehelidon, Athens, 11854, Greece 360 Connect S.A. 99.87 Ordinary shares Guernsey Martello Court, Admiral Park, St. Peter Port, GY1 3HB, Guernsey FB Holdings Limited 100.00 Ordinary shares Le Bunt Holdings Limited 100.00 Ordinary shares Silver Stream Investments Limited 100.00 Ordinary shares Roseneath, The Grange, St Peter Port, GY1 2QJ, Guernsey VBA Holdings Limited5 60.50 Ordinary shares and non-voting, irredeemable, non-cumulative preference shares VBA International Limited5 60.50 Ordinary shares, and non-voting, irredeemable, non-convertible, non-cumulative preference shares Hong Kong Level 24, Dorset House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong Vodafone Enterprise Hong Kong Ltd 100.00 Ordinary shares Hungary 40-44 Hungaria Krt., Budapest, H-1087, Hungary VSSB Vodafone Szolgáltató Központ Budapest Zártkörűen Működő Részvénytársaság 100.00 Registered ordinary shares 6 Lechner Ödön fasor, Budapest, 1096, Hungary Vantage Towers Zártkörűen Működő Részvénytársaság4 81.74 Ordinary shares Vodafone Magyarország Távközlési Zártkörűen Működő Részvénytársaság 100.00 Series A Registered common shares Strategic report Governance Financials Other information 207 Vodafone Group Plc  Annual Report on Form 20-F 2022

208 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Mexico

Avenida Insurgentes Sur No. 1647, Piso 12, despacho 1202, Colonia San José Insurgentes, Alcaldía Benito Juárez, C.P. 03900, Ciudad de México, Mexico		
Vodafone Empresa México S de R.L. de C.V.	100.00	Corporate certificate series A shares, Corporate certificate series B shares

Mozambique

Rua dos Desportistas, Numero 649, Cidade de Maputo, Mozambique		
Vodacom Moçambique, SA[3]	51.42	Ordinary shares
Vodafone M-Pesa, SA[3]	51.42	Ordinary shares

Netherlands

Rivium Quadrant 173, 15th Floor, 2909 LC, Capelle aan den IJssel, Netherlands		
Vodafone Enterprise Netherlands B.V.	100.00	Ordinary shares
Vodafone Europe B.V.	100.00	Ordinary shares
Vodafone International Holdings B.V.	100.00	Ordinary shares
Vodafone Panafon International Holdings B.V.	99.87	Ordinary shares
Rivium Quadrant 175, 2909 LC, Capelle aan den IJssel, Netherlands		
Central Tower Holding Company B.V.[4]	81.74	Ordinary shares and special shares
Zuid-hollanden 7, Rode Olifant, Spaces, 2596AL, den Haag, Netherlands		
IoT.nxt USA BV[5]	30.87	Ordinary shares
IOT.NXT B.V.[5]	30.87	Ordinary shares
IoT.nxt Europe BV[5]	30.87	Ordinary shares

New Zealand

74 Taharoto Road, Takapuna, Auckland, 0622, New Zealand		
Vodafone Enterprise Hong Kong Limited - New Zealand Branch[2]	100.00	Branch

Norway

c/o EconPartner AS, Dronning Mauds gate 15, Oslo, 0250, Norway		
Vodafone Enterprise Norway AS	100.00	Ordinary shares
Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom		
Vodafone Limited – Norway Branch[2]	100.00	Branch

Oman

Knowledge Oasis Muscat, Al-seeb, Muscat, Governorate P.O Box 104 135, Oman		
Vodafone Services LLC	100.00	Shares

Poland

ul. Towarowa 28, 00-839, Warsaw, Poland		
Vodafone Business Poland sp. z o.o.	100.00	Ordinary shares

Portugal

Av. D. João II, nº 36 – 8º Piso, 1998 – 017, Parque das Nações, Lisboa, Portugal		
Oni Way - Infocomunicacoes, S.A.	100.00	Ordinary shares
Vantage Towers, S.A.[4]	81.74	Ordinary shares
Vodafone Enterprise Spain, S.L.U. - Portugal Branch[2]	100.00	Branch
Vodafone Portugal - Comunicacoes Pessoais, S.A.	100.00	Ordinary shares

Romania

1 A Constantin Ghercu Street, 10th Floor, 6th District, Bucharest, Romania		
UPC Services S.R.L. (in liquidation)	100.00	Ordinary shares
201 Barbu Vacarescu, 4th Floor, 2nd District, Bucharest, Romania		
Vodafone Romania S.A.	100.00	Ordinary shares
201 Barbu Vacarescu, 5th Floor, 2nd District, Bucharest, Romania		
Vodafone External Services S.R.L.	100.00	Ordinary shares
201 Barbu Vacarescu Street, Mezzanine, District 2, Bucharest, Romania		
Vodafone Foundation	100.00	Sole member
201 Barbu Vacarescu Street, Mezzanine, Room 1, District 2, Bucharest, Romania		
Vantage Towers S.R.L.[4]	81.74	Ordinary shares
62D Nordului Street, District 1, Bucharest, Romania		
UPC Foundation	100.00	Sole member
Oltenitei Street no. 2, City Offices Building, 3rd Floor, Bucharest, 4th District, Romania		
Vodafone România Technologies SRL	100.00	Ordinary shares
Sectorul 2, Strada Barbu Văcărescu, Nr. 201, Etaj 1, Bucharest, Romania		
Vodafone România M - Payments SRL	100.00	Ordinary shares
Şoseaua Vestului no. 1A, West Mall Ploieşti, First Floor, Ploieşti, Romania		
Evotracking SRL	100.00	Ordinary shares

Russian Federation

Build. 2, 14/10, Chayanova str., 125047, Moscow, Russian Federation		
Cable & Wireless CIS Svyaz LLC	100.00	Charter capital shares

Serbia

Vladimira Popovića 38-40, New Belgrade, 11070, Serbia		
Vodafone Enterprise Equipment Limited Ogranak u Beogradu - Serbia Branch[2]	100.00	Branch

Singapore

Asia Square Tower 2, 12 Marina View, #17-01, 018961, Singapore		
Vodafone Enterprise Singapore Pte. Ltd	100.00	Ordinary shares

Slovakia

Prievozská 6, Bratislava, 821 09, Slovakia		
Vodafone Czech Republic A.S. – Slovakia Branch[2]	100.00	Branch
Suché mýto 1, Bratislava, 811 03, Slovakia		
Vodafone Global Network Limited – Slovakia Branch[2]	100.00	Branch

South Africa

319 Frere Road, Glenwood, 4001, South Africa		
Cable and Wireless Worldwide South Africa (Pty) Ltd	100.00	Ordinary shares
9 Kinross Street, Germiston South, 1401, South Africa		
Vodafone Holdings (SA) Proprietary Limited	100.00	Ordinary shares
Vodafone Investments (SA) Proprietary Limited	100.00	Ordinary A shares, "B" Ordinary no par value shares
Bylsbridge Office Park, Building 14m Block C, 1st Floor, Alexandra Road, Centurion, Highveld Ext 73, 0046, South Africa		
IOT Holdings (Proprietary) Limited[5]	30.86	Ordinary shares
IoT.nxt (Pty) Limited[5]	30.86	Ordinary shares
IOT.nxt Development (Pty) Limited[5]	30.86	Ordinary shares
Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa		
GS Telecom (Pty) Limited[3]	60.50	Ordinary shares
Infinity Services Partner Company[3]	60.50	Ordinary shares
Jupicol (Proprietary) Limited[3]	42.35	Ordinary shares
Mezzanine Ware (RF) Proprietary Limited[3]	54.45	Ordinary shares
Motifprops 1 (Proprietary) Limited[3]	60.50	Ordinary shares
Scarlet Ibis Investments 23 (Pty) Limited[3]	60.50	Ordinary shares
Storage Technology Services (Pty) Limited[3]	30.85	Ordinary shares
Vodacom (Pty) Limited[3]	60.50	Ordinary shares, Ordinary A shares
Vodacom Business Africa Group (Pty) Limited[3]	60.50	Ordinary shares
Vodacom Financial Services (Proprietary) Limited[3]	60.50	Ordinary shares
Vodacom Group Limited	60.50	Ordinary shares
Vodacom Insurance Administration Company (Proprietary) Limited[3]	60.50	Ordinary shares
Vodacom Insurance Company (RF) Limited[3]	60.50	Ordinary shares
Vodacom International Holdings (Pty) Limited[3]	60.50	Ordinary shares
Vodacom Life Assurance Company (RF) Limited[3]	60.50	Ordinary shares
Vodacom Payment Services (Proprietary) Limited[3]	60.50	Ordinary shares
Vodacom Properties No 1 (Proprietary) Limited[3]	60.50	Ordinary shares
Vodacom Properties No.2 (Pty) Limited[3]	60.50	Ordinary shares
Wheatfields Investments 276 (Proprietary) Limited[3]	60.50	Ordinary shares
XLink Communications (Proprietary) Limited[3]	60.50	Ordinary A Shares

Overview Strategic Report Governance Financials Other information 209 Vodafone Group Plc Annual Report 2022 Spain Antracita, 7 – 28045, Madrid, Spain Vodafone Automotive Iberia S.L. 100.00 Ordinary shares Avenida de América 115, 28042, Madrid, Spain Vodafone Enabler España, S.L. 100.00 Ordinary shares Vodafone Energía, S.L. 100.00 Ordinary shares Vodafone Enterprise Spain SLU 100.00 Ordinary shares, Ordinary euro shares Vodafone España S.A.U. 100.00 Ordinary shares Vodafone Holdings Europe S.L.U. 100.00 Ordinary shares Vodafone ONO, S.A.U. 100.00 Ordinary shares Vodafone Servicios S.L.U. 100.00 Ordinary shares Calle San Severo 22, 28042, Madrid, Spain Vantage Towers, S.L.U. 4 81.74 Ordinary shares Torre Norte Adif, Explanada de la Estación no 7, 29002, Málaga, Spain Vodafone Intelligent Solutions España, S.L.U. 100.00 Ordinary shares Sweden c/o Hellström advokatbyrå, Box 7305, 103 90, Stockholm, Sweden Vodafone Enterprise Sweden AB 100.00 Ordinary shares, Shareholder’s contribution shares Switzerland Schiffbaustrasse 2, 8005, Zurich, Switzerland Vodafone Enterprise Switzerland AG 100.00 Ordinary shares Taiwan 22F., No.100, Songren Road., Xinyi District, Taipei City, 11070, Taiwan Vodafone Global Enterprise Taiwan Limited 100.00 Ordinary shares Tanzania, United Republic of 15 Floor, Vodacom Tower, Ursino Estate, Plot No. 23, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of M-Pesa Limited5 45.37 Ordinary A shares, Ordinary B shares Shared Networks Tanzania Limited5 45.37 Ordinary shares Vodacom Tanzania Public Limited Company5 45.37 Ordinary shares 3rd Floor, Maktaba (Library), ComplexBibi, Titi Mohaned Road, Dar es Salaam, Tanzania, United Republic of Gateway Communications Tanzania Limited (in liquidation)5 59.89 Ordinary shares Turkey Büyükdere Caddesi, No: 251, Maslak, Şişli / İstanbul, 34398, Turkey Vodafone Bilgi Ve Iletisim Hizmetleri AS 100.00 Registered shares Vodafone Dagitim, Servis ve Icerik Hizmetleri A.S. 100.00 Ordinary shares Vodafone Dijital Yayincilik Hizmetleri A.S. 100.00 Ordinary shares Vodafone Holding A.S. 100.00 Registered shares Vodafone Kule ve Altyapi Hizmetleri A.S. 100.00 Ordinary shares Vodafone Mall Ve Electronik 100.00 Ordinary shares Hizmetler Ticaret AS Vodafone Medya Icerik Hizmetleri A.S. 100.00 Ordinary shares Vodafone Net İletişim Hizmetleri A.S. 100.00 Ordinary shares Vodafone Telekomunikasyon A.S. 100.00 Registered shares İTÜ Ayazağa Kampüsü, Koru Yolu, Arı Teknokent Arı 3 Binası, Maslak, İstanbul, 586553, Turkey Vodafone Teknoloji Hizmetleri A.S. 100.00 Registered shares Maslak Mah. AOS 55 Sk. 42 Maslak Sit. B Blok Apt. No: 4/663, Sarıyer Istanbul, Turkey Vodafone Sigorta Aracilik Hismetleri A.S. 100.00 Ordinary shares Maslak Mah. AOS 55. Sok. 42 Maslak B BLOK Sit. No: 4 / 665, Sarıyer / Istanbul, Turkey Vodafone Elektronik Para Ve Ödeme Hizmetleri A.S. 100.00 Registered shares Maslak Mah. AOS 55.Sokak 42 Maslak Sitesi No:4 Kat 18, Ic Kapi: 664 Sarıyer Istanbul, Turkey Vodafone Finansman A.S. 100.00 Ordinary shares Ukraine Bohdana Khmelnytskogo Str. 19-21, Kyiv, Ukraine LLC Vodafone Enterprise Ukraine 100.00 Ordinary shares United Arab Emirates 16-SD 129, Ground Floor, Building 16-Co Work, Dubai Internet City, United Arab Emirates Vodacom Fintech Services FZ-LLC5 60.50 Ordinary shares Office 101, 1st Floor, DIC Building 1, Dubai Internet City, Dubai, United Arab Emirates Vodafone Enterprise Europe (UK) Limited – Dubai Branch2 100.00 Branch United Kingdom 1-2 Berkeley Square, 99 Berkeley Street, Glasgow, G3 7HR, Scotland Thus Group Holdings Limited 100.00 Ordinary shares Thus Group Limited 100.00 Ordinary shares Thus Profit Sharing Trustees Limited 100.00 Ordinary shares 11 Staple Inn, London, WC1V 7QH, United Kingdom Vodacom Business Africa Group Services Limited5 60.50 Ordinary shares, Preference shares Vodacom Investments Company Proprietary Limited5 60.50 Ordinary shares Vodacom UK Limited5 60.50 Ordinary shares, Non-redeemable ordinary A shares, Ordinary B shares, Non- redeemable preference shares 784 Upper Newtownards Road, Belfast, BT16 1UD, United Kingdom Vodafone (NI) Limited 100.00 Ordinary shares Edinburgh House, 4 North St. Andrew Street, Edinburgh, EH2 1HJ, United Kingdom Pinnacle Cellular Group Limited 100.00 Ordinary shares Pinnacle Cellular Limited 100.00 Ordinary shares Vodafone (Scotland) Limited 100.00 Ordinary shares Quarry Corner, Dundonald, Belfast, BT16 1UD, Northern Ireland Energis (Ireland) Limited 100.00 A Ordinary shares, B Ordinary shares, C Ordinary shares, D Ordinary Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom Apollo Submarine Cable System Limited 100.00 Ordinary shares Bluefish Communications Limited 100.00 Ordinary A shares, Ordinary B shares, Ordinary C shares, Ordinary D shares Cable & Wireless Aspac Holdings Limited 100.00 Ordinary shares Cable & Wireless CIS Services Limited 100.00 Ordinary shares Cable & Wireless Communications Data Network Services Limited 100.00 ‘A’ Ordinary shares, ‘B’ Ordinary shares Cable & Wireless Europe Holdings Limited 100.00 Ordinary shares Cable & Wireless Global Business Services Limited 100.00 Ordinary shares Cable & Wireless Global Holding Limited 100.00 Ordinary shares Cable & Wireless Global Telecommunication Services Limited 100.00 Ordinary shares Cable & Wireless UK Holdings Limited 100.00 Ordinary shares Cable & Wireless Worldwide Limited 100.00 Ordinary shares, Redeemable preference shares Cable & Wireless Worldwide Voice Messaging Limited 100.00 Ordinary shares Cable and Wireless (India) Limited 100.00 Ordinary shares Cable and Wireless Nominee Limited 100.00 Ordinary shares Central Communications Group Limited 100.00 Ordinary shares, Ordinary A shares Energis Communications Limited 100.00 Ordinary shares Energis Squared Limited 100.00 Ordinary shares General Mobile Corporation Limited (in process of dissolution) 100.00 Ordinary shares London Hydraulic Power Company (The) 100.00 Ordinary shares, 5% Non-Cumulative preference shares MetroHoldings Limited 100.00 Ordinary shares ML Integration Group Limited 100.00 Ordinary shares Navtrak Limited 100.00 Ordinary shares Project Telecom Holdings Limited1 100.00 Ordinary shares Rian Mobile Limited 100.00 Ordinary shares Talkland International Limited (in process of dissolution) 100.00 Ordinary shares Talkmobile Limited 100.00 Ordinary shares The Eastern Leasing Company Limited 100.00 Ordinary shares Thus Limited 100.00 Ordinary shares Vizzavi Limited 100.00 Ordinary shares Voda Limited 100.00 Ordinary shares Vodafone (New Zealand) Hedging Limited 100.00 Ordinary shares Vodafone 2. 100.00 Ordinary shares Vodafone 4 UK 100.00 Ordinary shares Vodafone 5 Limited 100.00 Ordinary shares Vodafone 5 UK 100.00 Ordinary shares Vodafone 6 UK 100.00 Ordinary shares Vodafone Americas 4 100.00 Ordinary shares N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 208 Vodafone Group Plc Annual Report 2022 2020 31. Related undertakings (continued) Mexico Avenida Insurgentes Sur No. 1647, Piso 12, despacho 1202, Colonia San José Insurgentes, Alcaldía Benito Juárez, C.P. 03900, Ciudad de México, Mexico Vodafone Empresa México S.de R.L. de C.V. 100.00 Corporate certificate series A shares, Corporate certificate series B shares Mozambique Rua dos Desportistas, Numero 649, Cidade de Maputo, Mozambique Vodacom Moçambique, SA5 51.42 Ordinary shares Vodafone M-Pesa, S.A5 51.42 Ordinary shares Netherlands Rivium Quadrant 173, 15th Floor, 2909 LC, Capelle aan den IJssel, Netherlands Vodafone Enterprise Netherlands B.V. 100.00 Ordinary shares Vodafone Europe B.V. 100.00 Ordinary shares Vodafone International Holdings B.V. 100.00 Ordinary shares Vodafone Panafon International Holdings B.V. 99.87 Ordinary shares Rivium Quadrant 175, 2909 LC, Capelle aan den IJssel, Netherlands Central Tower Holding Company B.V. 4 81.74 Ordinary shares and special shares Zuid-hollanden 7, Rode Olifant, Spaces, 2596AL, den Haag, Netherlands IoT.nxt USA BV5 30.87 Ordinary shares IOT.NXT B.V.5 30.87 Ordinary shares IoT.nxt Europe BV5 30.87 Ordinary shares New Zealand 74 Taharoto Road, Takapuna, Auckland, 0622, New Zealand Vodafone Enterprise Hong Kong Limited - New Zealand Branch2 100.00 Branch Norway c/o EconPartner AS, Dronning Mauds gate 15, Oslo, 0250, Norway Vodafone Enterprise Norway AS 100.00 Ordinary shares Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom Vodafone Limited – Norway Branch2 100.00 Branch Oman Knowledge Oasis Muscat, Al-seeb, Muscat, Governorate P.O Box 104 135, Oman Vodafone Services LLC 100.00 Shares Poland ul. Towarowa 28, 00-839, Warsaw, Poland Vodafone Business Poland sp. z o.o. 100.00 Ordinary shares Portugal Av. D. João II, nº 36 – 8º Piso, 1998 – 017, Parque das Nações, Lisboa, Portugal Oni Way - Infocomunicacoes, S.A 100.00 Ordinary shares Vantage Towers, S.A.4 81.74 Ordinary shares Vodafone Enterprise Spain, S.L.U. - Portugal Branch2 100.00 Branch Vodafone Portugal - Comunicacoes Pessoais, S.A. 100.00 Ordinary shares Romania 1 A Constantin Ghercu Street, 10th Floor, 6th District, Bucharest, Romania UPC Services S.R.L. (in liquidation) 100.00 Ordinary shares 201 Barbu Vacarescu, 4th Floor, 2nd District, Bucharest, Romania Vodafone Romania S.A 100.00 Ordinary shares 201 Barbu Vacarescu, 5th Floor, 2nd District, Bucharest, Romania Vodafone External Services S.R.L. 100.00 Ordinary shares 201 Barbu Vacarescu Street, Mezzanine, District 2, Bucharest, Romania Vodafone Foundation 100.00 Sole member 201 Barbu Vacarescu Street, Mezzanine, Room 1, District 2, Bucharest, Romania Vantage Towers S.R.L.4 81.74 Ordinary shares 62D Nordului Street, District 1, Bucharest, Romania UPC Foundation 100.00 Sole member Oltenitei Street no. 2, City Offices Building, 3rd Floor, Bucharest, 4th District, Romania Vodafone România Technologies SRL 100.00 Ordinary shares Sectorul 2, Strada Barbu Văcărescu, Nr. 201, Etaj 1, Bucharest, Romania Vodafone România M - Payments SRL 100.00 Ordinary shares Șoseaua Vestului no. 1A, West Mall Ploiești, First Floor, Ploiești, Romania Evotracking SRL 100.00 Ordinary shares Russian Federation Build. 2, 14/10, Chayanova str., 125047, Moscow, Russian Federation Cable & Wireless CIS Svyaz LLC 100.00 Charter capital shares Serbia Vladimira Popovića 38-40, New Belgrade, 11070, Serbia Vodafone Enterprise Equipment Limited Ogranak u Beogradu - Serbia Branch2 100.00 Branch Singapore Asia Square Tower 2, 12 Marina View, #17-01, 018961, Singapore Vodafone Enterprise Singapore Pte.Ltd 100.00 Ordinary shares Slovakia Prievozská 6, Bratislava, 821 09, Slovakia Vodafone Czech Republic A.S. – Slovakia Branch2 100.00 Branch Suché mýto 1, Bratislava, 811 03, Slovakia Vodafone Global Network Limited – Slovakia Branch2 100.00 Branch South Africa 319 Frere Road, Glenwood, 4001, South Africa Cable and Wireless Worldwide South Africa (Pty) Ltd 100.00 Ordinary shares 9 Kinross Street, Germiston South, 1401, South Africa Vodafone Holdings (SA) Proprietary Limited 100.00 Ordinary shares Vodafone Investments (SA) Proprietary Limited 100.00 Ordinary A shares, “B” Ordinary no par value shares Bylsbridge Office Park, Building 14m Block C, 1st Floor, Alexandra Road, Centurion, Highveld Ext 73, 0046, South Africa 10T Holdings (Proprietary) Limited5 30.86 Ordinary shares IoT.nxt (Pty) Limited5 30.86 Ordinary shares IOT.nxt Development (Pty) Limited5 30.86 Ordinary shares Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa GS Telecom (Pty) Limited5 60.50 Ordinary shares Infinity Services Partner Company5 60.50 Ordinary shares Jupicol (Proprietary) Limited5 42.35 Ordinary shares Mezzanine Ware (RF) Proprietary Limited5 54.45 Ordinary shares Motifprops 1 (Proprietary) Limited5 60.50 Ordinary shares Scarlet Ibis Investments 23 (Pty) Limited5 60.50 Ordinary shares Storage Technology Services (Pty) Limited5 30.85 Ordinary shares Vodacom (Pty) Limited5 60.50 Ordinary shares, Ordinary A shares Vodacom Business Africa Group (Pty) Limited5 60.50 Ordinary shares Vodacom Financial Services (Proprietary) Limited5 60.50 Ordinary shares Vodacom Group Limited 60.50 Ordinary shares Vodacom Insurance Administration Company (Proprietary) Limited5 60.50 Ordinary shares Vodacom Insurance Company (RF) Limited5 60.50 Ordinary shares Vodacom International Holdings (Pty) Limited5 60.50 Ordinary shares Vodacom Life Assurance Company (RF) Limited5 60.50 Ordinary shares Vodacom Payment Services (Proprietary) Limited5 60.50 Ordinary shares Vodacom Properties No 1 (Proprietary) Limited5 60.50 Ordinary shares Vodacom Properties No.2 (Pty) Limited5 60.50 Ordinary shares Wheatfields Investments 276 (Proprietary) Limited5 60.50 Ordinary shares XLink Communications (Proprietary) Limited5 60.50 Ordinary A Shares Strategic report Governance Financials Other information 209 Vodafone Group Plc  Annual Report on Form 20-F 2022

Notes to the consolidated financial statements (continued) Overview Strategic Report Governance Financials Other information 211 Vodafone Group Plc Annual Report 2022 Associated undertakings and joint arrangements Australia Ground Floor, 55 Clarence Street, Sydney NSW 2000, Australia FTTB Wholesale Pty Ltd 25.05 Ordinary shares Level 1, 177 Pacific Highway, North Sydney NSW 2060, Australia 3.6 GHz Spectrum Pty Ltd 25.05 Ordinary shares AAPT Limited 25.05 Ordinary shares ACN 088 889 230 Pty Ltd 25.05 Ordinary shares ACN 139 798 404 Pty Ltd 25.05 Ordinary shares Adam Internet Holdings Pty Ltd 25.05 Ordinary shares Adam Internet Pty Ltd 25.05 A shares, B shares, Ordinary shares Agile Pty Ltd 25.05 Ordinary shares AlchemyIT Pty Ltd 25.05 Ordinary shares Blue Call Pty Ltd 25.05 Ordinary shares Cable Licence Holdings Pty Ltd 25.05 A shares, B shares Chariot Pty Ltd 25.05 Ordinary shares Chime Communications Pty Ltd 25.05 Ordinary shares Connect Internet Solutions Pty Limited 25.05 Ordinary shares Connect West Pty Ltd 25.05 No 1 Ordinary shares Destra Communications Pty Ltd 25.05 Ordinary shares Digiplus Contracts Pty Ltd 25.05 Ordinary shares Digiplus Holdings Pty Ltd 25.05 Ordinary shares Digiplus Investments Pty Ltd 25.05 Ordinary shares Digiplus Pty Ltd 25.05 Ordinary shares H3GA Properties (No.3) Pty Limited 25.05 Ordinary shares Hosteddesktop.com Pty Ltd 25.05 Ordinary shares iHug Pty Ltd 25.05 No 1 Ordinary shares iiNet (Ozemail) Pty Ltd 25.05 Ordinary shares iiNet Labs Pty Ltd 25.05 Ordinary shares iiNet Limited 25.05 Ordinary shares Internode Pty Ltd 25.05 B shares, Ordinary shares IntraPower Pty Limited 25.05 Ordinary shares Intrapower Terrestrial Pty Ltd 25.05 Ordinary shares IP Group Pty Ltd 25.05 Ordinary shares IP Services Xchange Pty Ltd 25.05 A shares, B shares Jiva Pty Ltd 25.05 Ordinary shares Kooee Communications Pty Ltd 25.05 Ordinary shares Kooee Mobile Pty Ltd 25.05 Ordinary shares Kooee Pty Ltd 25.05 A shares, B shares Mercury Connect Pty Ltd 25.05 E shares, Ordinary shares Mobile JV Pty Limited 25.05 Ordinary shares Mobileworld Communications Pty Limited 25.05 Ordinary shares Mobileworld Operating Pty Ltd 25.05 Ordinary shares Netspace Online Systems Pty Ltd 25.05 Ordinary shares Numillar IPS Pty Ltd 25.05 Ordinary shares Orchid Human Resources Pty Ltd 25.05 Ordinary shares PIPE International (Australia) Pty Ltd 25.05 Ordinary shares PIPE Networks Pty Limited 25.05 Ordinary shares PIPE Transmission Pty Limited 25.05 Ordinary shares PowerTel Limited 25.05 Ordinary shares Request Broadband Pty Ltd 25.05 Ordinary shares Soul Communications Pty Ltd 25.05 Ordinary shares Soul Contracts Pty Ltd 25.05 Ordinary shares Soul Pattinson Telecommunications Pty Ltd 25.05 Ordinary shares SPT Telecommunications Pty Ltd 25.05 Ordinary shares SPTCom Pty Ltd 25.05 Ordinary shares Telecom Enterprises Australia Pty Limited 25.05 Ordinary shares Telecom New Zealand Australia Pty Ltd 25.05 Ordinary shares, Redeemable preference shares TPG Corporation Limited 25.05 Ordinary shares TPG Energy Pty Ltd 25.05 Ordinary shares TPG Finance Pty Limited 25.05 Ordinary shares TPG Holdings Pty Ltd 25.05 Ordinary shares TPG Internet Pty Ltd 25.05 Ordinary shares TPG JV Company Pty Ltd 25.05 Ordinary shares TPG Network Pty Ltd 25.05 Ordinary shares TPG Telecom Limited 25.05 Ordinary shares TransACT Broadcasting Pty Ltd 25.05 Ordinary shares TransACT Capital Communications Pty Ltd 25.05 Ordinary shares TransACT Communications Pty Ltd 25.05 Ordinary shares TransACT Victoria Communications Pty Ltd 25.05 Ordinary shares TransACT Victoria Holdings Pty Ltd 25.05 Ordinary shares Transflicks Pty Ltd 25.05 Ordinary shares Trusted Cloud Pty Ltd 25.05 Ordinary shares Trusted Cloud Solutions Pty Ltd 25.05 Ordinary shares Value Added Network Pty Ltd 25.05 Ordinary shares Virtual Desktop Pty Ltd 25.05 Ordinary shares Vodafone Australia Pty Limited 25.05 Ordinary shares, Class B shares, Redeemable preference shares Vodafone Foundation Australia Pty Limited 25.05 Ordinary shares Vodafone Hutchison Receivables Pty Limited 25.05 Ordinary shares Vodafone Hutchison Spectrum Pty Limited 25.05 Ordinary shares Vodafone Network Pty Limited 25.05 Ordinary shares Vodafone Pty Limited 25.05 Ordinary shares VtalkVoip Pty Ltd 25.05 Ordinary shares Westnet Pty Ltd 25.05 Ordinary shares Bermuda Clarendon House, 2 Church St, Hamilton, HM11, Bermuda PPC 1 Limited 25.05 Ordinary shares Czech Republic U Rajské zahrady 1912/3, Praha 3, 130 00, Czech Republic COOP Mobil s.r.o. 33.33 Ordinary shares Egypt 23 Kasr El Nil St, Cairo, 11211, Egypt Wataneya Telecommunications S.A.E 50.00 Ordinary shares Ethiopia Kirkos Sub-City, Woreda 01, House No. New, (Safaricom HQ), Addis Ababa, Ethiopia Safaricom Telecommunications Ethiopia Private Limited Company 5 18.30 Ordinary shares Germany 38 Berliner Allee, 40212, Düsseldorf, Germany MNP Deutschland Gesellschaft bürgerlichen Rechts 33.33 Partnership share Nobelstrasse 55, 18059, Rostock, Germany Verwaltung “Urbana Teleunion” Rostock GmbH3 46.92 Ordinary shares Greece 43-45 Valtetsiou Str., Athens, Greece Safenet N.P,A. 24.97 Ordinary shares 56 Kifisias Avenue & Delfwn, Marousi, 151 25, Greece Tilegnous IKE 33.29 Ordinary shares Marathonos Ave 18 km & Pylou, Pallini, Attica, 15351, Greece Victus Networks S.A. 49.94 Ordinary shares India 10th Floor, Birla Centurion, Century Mills Compound, Pandurang Budhkar Marg, Worli, Mumbai, Maharashtra, 400030, India Vodafone Foundation7 46.90 Equity shares Vodafone Idea Shared Services Limited7 47.61 Equity shares Vodafone Idea Technology Solutions Limited7 47.61 Equity shares Vodafone m-pesa Limited7 47.61 Equity shares You Broadband India Limited7 47.61 Equity shares A-19, Mohan Co-operative Industrial Estate, Mathura Road, New Delhi, Delhi, 110044, India FireFly Networks Limited7 23.81 Equity shares A4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai, Maharashtra, 400030, India Aditya Birla Idea Payments Bank Limited (in liquidation)7 23.33 Equity shares Building No.10, Tower-A, 4th Floor, DLF Cyber City, Gurugram, Haryana, 122002, India Indus Towers Limited 21.05 Ordinary shares N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 210 Vodafone Group Plc Annual Report 2022 2020 31. Related undertakings (continued) Vodafone Automotive UK Limited 100.00 Ordinary shares Vodafone Benelux Limited 100.00 Ordinary shares, Preference shares Vodafone Cellular Limited1 100.00 Ordinary shares Vodafone Consolidated Holdings Limited 100.00 Ordinary shares Vodafone Corporate Limited 100.00 Ordinary shares Vodafone Corporate Secretaries Limited1 100.00 Ordinary shares Vodafone DC Pension Trustee Company Limited1 100.00 Ordinary shares Vodafone Distribution Holdings Limited 100.00 Ordinary shares Vodafone Enterprise Corporate Secretaries Limited 100.00 Ordinary shares Vodafone Enterprise Equipment Limited 100.00 Ordinary shares Vodafone Enterprise Europe (UK) Limited 100.00 Ordinary shares Vodafone Enterprise U.K. 100.00 Ordinary shares Vodafone Euro Hedging Limited 100.00 Ordinary shares Vodafone Euro Hedging Two 100.00 Ordinary shares Vodafone Europe UK 100.00 Ordinary shares Vodafone European Investments1 100.00 Ordinary shares Vodafone European Portal Limited1 100.00 Ordinary shares Vodafone Finance Limited 1 100.00 Ordinary shares Vodafone Finance Luxembourg Limited 100.00 Ordinary shares Vodafone Finance Sweden 100.00 Ordinary shares, Ordinary deferred Vodafone Finance UK Limited 100.00 Ordinary shares Vodafone Financial Operations 100.00 Ordinary shares Vodafone Global Content Services Limited 100.00 Ordinary shares, 5% fixed rate non-voting preference shares Vodafone Global Enterprise Limited 100.00 Ordinary shares, Deferred shares, B deferred shares Vodafone Group (Directors) Trustee Limited1 100.00 Ordinary shares Vodafone Group Pension Trustee Limited1 100.00 Ordinary shares Vodafone Group Services Limited 100.00 Ordinary shares, Deferred shares Vodafone Group Services No.2 Limited1 100.00 Ordinary shares Vodafone Group Share Trustee Limited1 100.00 Ordinary shares Vodafone Holdings Luxembourg Limited 100.00 Ordinary shares Vodafone Intermediate Enterprises Limited 100.00 Ordinary shares Vodafone International 2 Limited – UK Branch2 100.00 Branch Vodafone International Holdings Limited 100.00 Ordinary shares Vodafone International Operations Limited 100.00 Ordinary shares Vodafone Investment UK 100.00 Ordinary shares Vodafone Investments Australia Limited 100.00 Ordinary shares Vodafone Investments Limited1 100.00 Ordinary shares, Zero coupon redeemable preference shares Vodafone IP Licensing Limited1 100.00 Ordinary shares Vodafone Limited 100.00 Ordinary shares Vodafone Marketing UK 100.00 Ordinary shares Vodafone Mobile Communications Limited 100.00 Ordinary shares Vodafone Mobile Enterprises Limited 100.00 A-ordinary shares, Ordinary one pound shares Vodafone Mobile Network Limited 100.00 A-ordinary shares, Ordinary one pound shares Vodafone Nominees Limited1 100.00 Ordinary shares Vodafone Oceania Limited 100.00 Ordinary shares Vodafone Old Show Ground Site Management Limited 100.00 Ordinary shares Vodafone Overseas Finance Limited 100.00 Ordinary shares Vodafone Overseas Holdings Limited 100.00 Ordinary shares Vodafone Panafon UK 99.87 Ordinary shares Vodafone Partner Services Limited 100.00 Ordinary shares, Redeemable preference shares Vodafone Property Investments Limited 100.00 Ordinary shares Vodafone Retail (Holdings) Limited 100.00 Ordinary shares Vodafone Sales & Services Limited 100.00 Ordinary shares Vodafone UK Foundation 100.00 Sole member Vodafone UK Limited1 100.00 Ordinary shares Vodafone Ventures Limited1 100.00 Ordinary shares Vodafone Worldwide Holdings Limited 100.00 Ordinary shares; Cumulative preference Vodafone Yen Finance Limited 100.00 Ordinary shares Vodafone-Central Limited 100.00 Ordinary shares Vodaphone Limited 100.00 Ordinary shares Vodata Limited 100.00 Ordinary shares Your Communications Group Limited 100.00 B Ordinary shares, Redeemable preference shares United States 1209 Orange, Orange Street, Wilmington, New Castle DE 19801, United States IoT nxt USA Inc5 30.87 Common stock 145 West 45th St., 8th Floor, New York NY 10036, United States Cable & Wireless Americas Systems, Inc. 100.00 Common stock shares Vodafone Americas Virginia Inc. 100.00 Common stock shares Vodafone US Inc. 100.00 Common stock shares 1615 Platte Street, Suite 02-115, Denver CO 80202, United States Vodafone Americas Foundation 100.00 Trustee 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, United States Unitymedia Finance LLC 100.00 Sole member Strategic report Governance Financials Other information 210 Vodafone Group Plc  Annual Report on Form 20-F 2022

Overview Strategic Report Governance Financials Other information 211 Vodafone Group Plc Annual Report 2022 Associated undertakings and joint arrangements Australia Ground Floor, 55 Clarence Street, Sydney NSW 2000, Australia FTTB Wholesale Pty Ltd 25.05 Ordinary shares Level 1, 177 Pacific Highway, North Sydney NSW 2060, Australia 3.6 GHz Spectrum Pty Ltd 25.05 Ordinary shares AAPT Limited 25.05 Ordinary shares ACN 088 889 230 Pty Ltd 25.05 Ordinary shares ACN 139 798 404 Pty Ltd 25.05 Ordinary shares Adam Internet Holdings Pty Ltd 25.05 Ordinary shares Adam Internet Pty Ltd 25.05 A shares, B shares, Ordinary shares Agile Pty Ltd 25.05 Ordinary shares AlchemyIT Pty Ltd 25.05 Ordinary shares Blue Call Pty Ltd 25.05 Ordinary shares Cable Licence Holdings Pty Ltd 25.05 A shares, B shares Chariot Pty Ltd 25.05 Ordinary shares Chime Communications Pty Ltd 25.05 Ordinary shares Connect Internet Solutions Pty Limited 25.05 Ordinary shares Connect West Pty Ltd 25.05 No 1 Ordinary shares Destra Communications Pty Ltd 25.05 Ordinary shares Digiplus Contracts Pty Ltd 25.05 Ordinary shares Digiplus Holdings Pty Ltd 25.05 Ordinary shares Digiplus Investments Pty Ltd 25.05 Ordinary shares Digiplus Pty Ltd 25.05 Ordinary shares H3GA Properties (No.3) Pty Limited 25.05 Ordinary shares Hosteddesktop.com Pty Ltd 25.05 Ordinary shares iHug Pty Ltd 25.05 No 1 Ordinary shares iiNet (Ozemail) Pty Ltd 25.05 Ordinary shares iiNet Labs Pty Ltd 25.05 Ordinary shares iiNet Limited 25.05 Ordinary shares Internode Pty Ltd 25.05 B shares, Ordinary shares IntraPower Pty Limited 25.05 Ordinary shares Intrapower Terrestrial Pty Ltd 25.05 Ordinary shares IP Group Pty Ltd 25.05 Ordinary shares IP Services Xchange Pty Ltd 25.05 A shares, B shares Jiva Pty Ltd 25.05 Ordinary shares Kooee Communications Pty Ltd 25.05 Ordinary shares Kooee Mobile Pty Ltd 25.05 Ordinary shares Kooee Pty Ltd 25.05 A shares, B shares Mercury Connect Pty Ltd 25.05 E shares, Ordinary shares Mobile JV Pty Limited 25.05 Ordinary shares Mobileworld Communications Pty Limited 25.05 Ordinary shares Mobileworld Operating Pty Ltd 25.05 Ordinary shares Netspace Online Systems Pty Ltd 25.05 Ordinary shares Numillar IPS Pty Ltd 25.05 Ordinary shares Orchid Human Resources Pty Ltd 25.05 Ordinary shares PIPE International (Australia) Pty Ltd 25.05 Ordinary shares PIPE Networks Pty Limited 25.05 Ordinary shares PIPE Transmission Pty Limited 25.05 Ordinary shares PowerTel Limited 25.05 Ordinary shares Request Broadband Pty Ltd 25.05 Ordinary shares Soul Communications Pty Ltd 25.05 Ordinary shares Soul Contracts Pty Ltd 25.05 Ordinary shares Soul Pattinson Telecommunications Pty Ltd 25.05 Ordinary shares SPT Telecommunications Pty Ltd 25.05 Ordinary shares SPTCom Pty Ltd 25.05 Ordinary shares Telecom Enterprises Australia Pty Limited 25.05 Ordinary shares Telecom New Zealand Australia Pty Ltd 25.05 Ordinary shares, Redeemable preference shares TPG Corporation Limited 25.05 Ordinary shares TPG Energy Pty Ltd 25.05 Ordinary shares TPG Finance Pty Limited 25.05 Ordinary shares TPG Holdings Pty Ltd 25.05 Ordinary shares TPG Internet Pty Ltd 25.05 Ordinary shares TPG JV Company Pty Ltd 25.05 Ordinary shares TPG Network Pty Ltd 25.05 Ordinary shares TPG Telecom Limited 25.05 Ordinary shares TransACT Broadcasting Pty Ltd 25.05 Ordinary shares TransACT Capital Communications Pty Ltd 25.05 Ordinary shares TransACT Communications Pty Ltd 25.05 Ordinary shares TransACT Victoria Communications Pty Ltd 25.05 Ordinary shares TransACT Victoria Holdings Pty Ltd 25.05 Ordinary shares Transflicks Pty Ltd 25.05 Ordinary shares Trusted Cloud Pty Ltd 25.05 Ordinary shares Trusted Cloud Solutions Pty Ltd 25.05 Ordinary shares Value Added Network Pty Ltd 25.05 Ordinary shares Virtual Desktop Pty Ltd 25.05 Ordinary shares Vodafone Australia Pty Limited 25.05 Ordinary shares, Class B shares, Redeemable preference shares Vodafone Foundation Australia Pty Limited 25.05 Ordinary shares Vodafone Hutchison Receivables Pty Limited 25.05 Ordinary shares Vodafone Hutchison Spectrum Pty Limited 25.05 Ordinary shares Vodafone Network Pty Limited 25.05 Ordinary shares Vodafone Pty Limited 25.05 Ordinary shares VtalkVoip Pty Ltd 25.05 Ordinary shares Westnet Pty Ltd 25.05 Ordinary shares Bermuda Clarendon House, 2 Church St, Hamilton, HM11, Bermuda PPC 1 Limited 25.05 Ordinary shares Czech Republic U Rajské zahrady 1912/3, Praha 3, 130 00, Czech Republic COOP Mobil s.r.o. 33.33 Ordinary shares Egypt 23 Kasr El Nil St, Cairo, 11211, Egypt Wataneya Telecommunications S.A.E 50.00 Ordinary shares Ethiopia Kirkos Sub-City, Woreda 01, House No. New, (Safaricom HQ), Addis Ababa, Ethiopia Safaricom Telecommunications Ethiopia Private Limited Company 5 18.30 Ordinary shares Germany 38 Berliner Allee, 40212, Düsseldorf, Germany MNP Deutschland Gesellschaft bürgerlichen Rechts 33.33 Partnership share Nobelstrasse 55, 18059, Rostock, Germany Verwaltung “Urbana Teleunion” Rostock GmbH3 46.92 Ordinary shares Greece 43-45 Valtetsiou Str., Athens, Greece Safenet N.P,A. 24.97 Ordinary shares 56 Kifisias Avenue & Delfwn, Marousi, 151 25, Greece Tilegnous IKE 33.29 Ordinary shares Marathonos Ave 18 km & Pylou, Pallini, Attica, 15351, Greece Victus Networks S.A. 49.94 Ordinary shares India 10th Floor, Birla Centurion, Century Mills Compound, Pandurang Budhkar Marg, Worli, Mumbai, Maharashtra, 400030, India Vodafone Foundation7 46.90 Equity shares Vodafone Idea Shared Services Limited7 47.61 Equity shares Vodafone Idea Technology Solutions Limited7 47.61 Equity shares Vodafone m-pesa Limited7 47.61 Equity shares You Broadband India Limited7 47.61 Equity shares A-19, Mohan Co-operative Industrial Estate, Mathura Road, New Delhi, Delhi, 110044, India FireFly Networks Limited7 23.81 Equity shares A4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai, Maharashtra, 400030, India Aditya Birla Idea Payments Bank Limited (in liquidation)7 23.33 Equity shares Building No.10, Tower-A, 4th Floor, DLF Cyber City, Gurugram, Haryana, 122002, India Indus Towers Limited 21.05 Ordinary shares N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 210 Vodafone Group Plc Annual Report 2022 2020 31. Related undertakings (continued) Vodafone Automotive UK Limited 100.00 Ordinary shares Vodafone Benelux Limited 100.00 Ordinary shares, Preference shares Vodafone Cellular Limited1 100.00 Ordinary shares Vodafone Consolidated Holdings Limited 100.00 Ordinary shares Vodafone Corporate Limited 100.00 Ordinary shares Vodafone Corporate Secretaries Limited1 100.00 Ordinary shares Vodafone DC Pension Trustee Company Limited1 100.00 Ordinary shares Vodafone Distribution Holdings Limited 100.00 Ordinary shares Vodafone Enterprise Corporate Secretaries Limited 100.00 Ordinary shares Vodafone Enterprise Equipment Limited 100.00 Ordinary shares Vodafone Enterprise Europe (UK) Limited 100.00 Ordinary shares Vodafone Enterprise U.K. 100.00 Ordinary shares Vodafone Euro Hedging Limited 100.00 Ordinary shares Vodafone Euro Hedging Two 100.00 Ordinary shares Vodafone Europe UK 100.00 Ordinary shares Vodafone European Investments1 100.00 Ordinary shares Vodafone European Portal Limited1 100.00 Ordinary shares Vodafone Finance Limited 1 100.00 Ordinary shares Vodafone Finance Luxembourg Limited 100.00 Ordinary shares Vodafone Finance Sweden 100.00 Ordinary shares, Ordinary deferred Vodafone Finance UK Limited 100.00 Ordinary shares Vodafone Financial Operations 100.00 Ordinary shares Vodafone Global Content Services Limited 100.00 Ordinary shares, 5% fixed rate non-voting preference shares Vodafone Global Enterprise Limited 100.00 Ordinary shares, Deferred shares, B deferred shares Vodafone Group (Directors) Trustee Limited1 100.00 Ordinary shares Vodafone Group Pension Trustee Limited1 100.00 Ordinary shares Vodafone Group Services Limited 100.00 Ordinary shares, Deferred shares Vodafone Group Services No.2 Limited1 100.00 Ordinary shares Vodafone Group Share Trustee Limited1 100.00 Ordinary shares Vodafone Holdings Luxembourg Limited 100.00 Ordinary shares Vodafone Intermediate Enterprises Limited 100.00 Ordinary shares Vodafone International 2 Limited – UK Branch2 100.00 Branch Vodafone International Holdings Limited 100.00 Ordinary shares Vodafone International Operations Limited 100.00 Ordinary shares Vodafone Investment UK 100.00 Ordinary shares Vodafone Investments Australia Limited 100.00 Ordinary shares Vodafone Investments Limited1 100.00 Ordinary shares, Zero coupon redeemable preference shares Vodafone IP Licensing Limited1 100.00 Ordinary shares Vodafone Limited 100.00 Ordinary shares Vodafone Marketing UK 100.00 Ordinary shares Vodafone Mobile Communications Limited 100.00 Ordinary shares Vodafone Mobile Enterprises Limited 100.00 A-ordinary shares, Ordinary one pound shares Vodafone Mobile Network Limited 100.00 A-ordinary shares, Ordinary one pound shares Vodafone Nominees Limited1 100.00 Ordinary shares Vodafone Oceania Limited 100.00 Ordinary shares Vodafone Old Show Ground Site Management Limited 100.00 Ordinary shares Vodafone Overseas Finance Limited 100.00 Ordinary shares Vodafone Overseas Holdings Limited 100.00 Ordinary shares Vodafone Panafon UK 99.87 Ordinary shares Vodafone Partner Services Limited 100.00 Ordinary shares, Redeemable preference shares Vodafone Property Investments Limited 100.00 Ordinary shares Vodafone Retail (Holdings) Limited 100.00 Ordinary shares Vodafone Sales & Services Limited 100.00 Ordinary shares Vodafone UK Foundation 100.00 Sole member Vodafone UK Limited1 100.00 Ordinary shares Vodafone Ventures Limited1 100.00 Ordinary shares Vodafone Worldwide Holdings Limited 100.00 Ordinary shares; Cumulative preference Vodafone Yen Finance Limited 100.00 Ordinary shares Vodafone-Central Limited 100.00 Ordinary shares Vodaphone Limited 100.00 Ordinary shares Vodata Limited 100.00 Ordinary shares Your Communications Group Limited 100.00 B Ordinary shares, Redeemable preference shares United States 1209 Orange, Orange Street, Wilmington, New Castle DE 19801, United States IoT nxt USA Inc5 30.87 Common stock 145 West 45th St., 8th Floor, New York NY 10036, United States Cable & Wireless Americas Systems, Inc. 100.00 Common stock shares Vodafone Americas Virginia Inc. 100.00 Common stock shares Vodafone US Inc. 100.00 Common stock shares 1615 Platte Street, Suite 02-115, Denver CO 80202, United States Vodafone Americas Foundation 100.00 Trustee 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, United States Unitymedia Finance LLC 100.00 Sole member Strategic report Governance Financials Other information 211 Vodafone Group Plc  Annual Report on Form 20-F 2022

Notes to the consolidated financial statements (continued) Overview Strategic Report Governance Financials Other information 213 Vodafone Group Plc Annual Report 2022 United States 251 Little Falls Drive, Wilmington DE 19808, United States LG Financing Partnership 50.00 Partnership interest PPC 1 (US) Inc. 25.05 Ordinary shares Ziggo Financing Partnership 50.00 Partnership interest Notes: 1 Directly held by Vodafone Group Plc. 2 Branches. 3 Shareholding is indirect through Vodafone Deutschland GmbH. 4 Shareholding is indirect through Vantage Towers A.G. 5 Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 60.50% ownership interest in Vodacom Group Limited. 6 At 31 March 2022 the fair value of Safaricom Plc was KES 1,370 billion (€10,693 million) based on the closing quoted share price on the Nairobi Stock Exchange. 7 Includes the indirect interest held through Vodafone Idea Limited. Selected financial information The table below shows selected financial information in respect of subsidiaries that have non-controlling interests that are material to the Group1. Vodacom Group Limited Vodafone Egypt Telecommunications S.A.E Vantage Towers A.G. 2022 2021 2022 2021 2022 €m €m €m €m €m Summary comprehensive income information Revenue 5,993 5,181 1,814 1,537 1,252 Profit for the financial year 1,002 891 314 271 345 Other comprehensive expense (2) (17) – – – Total comprehensive income 1,000 874 314 271 345 Other financial information Profit for the financial year allocated to non-controlling interests 353 310 141 122 66 Dividends paid to non-controlling interests 294 307 194 84 52 Summary financial position information Non-current assets 7,253 6,592 1,630 1,765 11,137 Current assets 3,123 2,671 440 640 704 Total assets 10,376 9,263 2,070 2,405 11,841 Non-current liabilities (2,191) (2,617) (83) (198) (5,251) Current liabilities (3,539) (2,406) (1,197) (1,217) (1,055) Total assets less total liabilities 4,646 4,240 790 990 5,535 Equity shareholders’ funds 3,624 3,332 474 587 4,522 Non-controlling interests 1,022 908 316 403 1,013 Total equity 4,646 4,240 790 990 5,535 Statement of cash flows Net cash inflow from operating activities 1,946 1,711 755 523 1,110 Net cash outflow from investing activities (666) (424) (284) (418) (232) Net cash outflow from financing activities (1,177) (1,251) (749) (7) (861) Net cash inflow/(outflow) 103 36 (278) 98 17 Cash and cash equivalents brought forward 876 826 348 273 48 Exchange gain/(loss) on cash and cash equivalents 46 14 2 (23) – Cash and cash equivalents 1,025 876 72 348 65 Note: 1 Vantage Towers A.G. was listed on the Frankfurt Stock exchange on 18 March 2021, resulting in the recognition of non-controlling interests of €1,019 million in year ending 31 March 2021 in the Group’s consolidated Statement of financial position. Non-current assets, current assets, non-current liabilities and current liabilities for Vantage Towers A.G. were €10,899 million, €490 million, €4,976 million and €958 million respectively, in the year ending 31 March 2021 in the Group’s consolidated Statement of financial position. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 212 Vodafone Group Plc Annual Report 2022 2020 31. Related undertakings (continued) Netherlands Suman Tower Plot No. 18, Sector No. 11, Gandhinagar, 382011, Gujarat, India Vodafone Idea Limited 47.61 Equity shares Vodafone Idea Manpower Services Limited7 47.04 Equity shares Vodafone House, Corporate Road, Prahladnagar, Off S. G. Highway, Ahmedabad, Gujarat, 380051, India Connect (India) Mobile Technologies Private Limited7 47.61 Equity shares Vodafone Idea Business Services Limited7 47.61 Equity shares Vodafone Idea Communication Systems Limited7 47.61 Equity shares Vodafone Idea Telecom Infrastructure Limited7 47.61 Equity shares Ireland The Herbert Building, The Park, Carrickmines, Dublin, Ireland Siro DAC 50.00 Ordinary shares Siro JV Holdco Limited 50.00 Ordinary B shares Italy Via Gaetana Negri 1, 20123, Milano, Italy Infrastrutture Wireless Italiane S.p.A4 27.12 Ordinary shares Kenya LR No. 13263, Safaricom House, Waiyaki Way, PO Box 66827- 00800, Nairobi, Kenya Safaricom PLC6 26.13 Ordinary shares Safaricom House, Waiyaki Way Westlands, Nairobi, Kenya M-PESA Africa Limited5 43.31 Ordinary shares Luxembourg 15 rue Edward Steichen, Luxembourg, 2540, Luxembourg Tomorrow Street SCA 50.00 Ordinary A shares, Ordinary B shares, Ordinary C shares 3 More London Riverside, London, SE1 2AQ, United Kingdom Global Partnership for Ethiopia B.V. 5 18.30 Ordinary shares Avenue Ceramique 300, 6221 Kx, Maastricht, Netherlands Vodafone Libertel B.V. 50.00 Ordinary shares Boven Vredenburgpassage 128, 3511 WR, Utrecht, Netherlands Amsterdamse Beheer- en Consultingmaatschappij B.V. 50.00 Ordinary shares Esprit Telecom B.V. 50.00 Ordinary shares FinCo Partner 1 B.V. 50.00 Ordinary shares LGE HoldCo V B.V. 50.00 Ordinary shares LGE HoldCo VI B.V. 50.00 Ordinary shares LGE Holdco VII B.V. 50.00 Ordinary shares LGE HoldCo VIII B.V. 50.00 Ordinary shares Vodafone Financial Services B.V. 50.00 Ordinary shares Vodafone Nederland Holding I B.V. 50.00 Ordinary shares Vodafone Nederland Holding II B.V. 50.00 Ordinary shares VodafoneZiggo Employment B.V. 50.00 Ordinary shares VodafoneZiggo Group B.V. 50.00 Ordinary shares VodafoneZiggo Group Holding B.V. 50.00 Ordinary shares VZ Financing I B.V. 50.00 Ordinary shares VZ Financing II B.V. 50.00 Ordinary shares VZ FinCo B.V. 50.00 Ordinary shares VZ PropCo B.V. 50.00 Ordinary shares VZ Secured Financing B.V. 50.00 Ordinary shares XB Facilities B.V. 50.00 Ordinary shares Ziggo B.V. 50.00 Ordinary shares Ziggo Deelnemingen B.V. 50.00 Ordinary shares Ziggo Finance 2 B.V. 50.00 Ordinary shares Ziggo Netwerk II B.V. 50.00 Ordinary shares Ziggo Real Estate B.V. 50.00 Ordinary shares Ziggo Services B.V. 50.00 Ordinary shares Ziggo Services Employment B.V. 50.00 Ordinary shares Ziggo Services Netwerk 2 B.V. 50.00 Ordinary shares Ziggo Zakelijk Services B.V. 50.00 Ordinary shares Zoranet Connectivity Services B.V. 50.00 Ordinary shares ZUM B.V. 50.00 Ordinary shares Media Parkboulevard 2, 1217 WE Hilversum, Netherlands Liberty Global Content Netherlands B.V. 50.00 Ordinary shares Winschoterdiep 60, 9723 AB Groningen, Netherlands Zesko B.V. 50.00 Ordinary shares Ziggo Bond Company B.V. 50.00 Ordinary shares Ziggo Netwerk B.V. 50.00 Ordinary shares New Zealand Tompkins Wake, Level 11, 41 Shortland Street, Auckland 1010, New Zealand iiNet (New Zealand) AKL Limited 25.05 Ordinary shares Unit 17, 24 Allright Place, Mt Wellington, Auckland, New Zealand TPG (NZ) Pty Ltd 25.05 Ordinary shares Philippines 22F Robinson Equitable Tower, ADB Ave, Corner Povega St, Ortigas Center, Pasig City, Philippines Orchid Cybertech Services Inc 25.05 Ordinary shares Portugal Espaço Sete Rios, LEAP Rua de Campolide, 351, 0.05 , 1070-034, Lisboa, Portugal Dualgrid – Gestão de Redes Partilhadas, S.A. 50.00 Ordinary shares Rua Pedro e Inês, Lote 2.08.01, 1990-075, Parque das Nações, Lisboa, Portugal Sport TV Portugal, S.A. 25.00 Nominative shares Romania Floor 3, Module 2, Connected Buildings III, Nr. 10A, Dimitrie Pompei Boulevard, Bucharest, Sector 2, Romania Netgrid Telecom SRL 50.00 Ordinary shares Russian Federation Building 3, 11, Promyshlennaya Street, Moscow 115 516 Autoconnex Limited 35.00 Ordinary shares South Africa 76 Maude Street, Sandton, Johannesberg, 2196, South Africa Waterberg Lodge (Proprietary) Limited5 30.25 Ordinary shares Building 13, Ground Floor, East Thornhill Office Park, 94 Bekker Road, Vorna Valley, X67 1685, South Africa Number Portability Company (Pty) Ltd5 12.10 Ordinary shares Rigel Park, Block A, 446 Rigel Avenue, Erasmusrand, Pretoria, 0181, South Africa Canard Spatial Technologies (Pty) Ltd5 19.66 Ordinary shares AfriGis (Pty) Ltd5 16.13 Ordinary shares Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa M-Pesa S.A (Proprietary) Limited5 43.31 Ordinary shares Tanzania, United Republic of Plot No. 23, Ursino Estate, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of Vodacom Trust Limited (in liquidation)5 45.37 Ordinary A shares, Ordinary B shares Turkey Çifte Havuzlar Mah Eski Londra Asfaltı Cad No: 151/1E/301, Esenler, Istanbul, Turkey FGS Bilgi Islem Urunler Sanayi ve Ticaret AS 50.00 Ordinary shares United Kingdom 24/25 The Shard, 32 London Bridge Street, London, SE1 9SG, United Kingdom Digital Mobile Spectrum Limited 25.00 Ordinary shares 3 More London Riverside, London, SE1 2AQ, United Kingdom VodaFamily Ethiopia Holding Company Limited5 29.57 Ordinary shares Griffin House, 161 Hammersmith Road, London, W6 8BS, United Kingdom Cable & Wireless Trade Mark Management Limited 50.00 Ordinary A shares, Ordinary B shares Hive 2, 1530 Arlington Business Park, Theale, Reading, Berkshire, RG7 4SA, United Kingdom Cornerstone Telecommunications Infrastructure Limited4 40.87 Ordinary shares Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom Vodafone Hutchison (Australia) Holdings Limited 50.00 Ordinary shares Strategic report Governance Financials Other information 212 Vodafone Group Plc  Annual Report on Form 20-F 2022

Overview Strategic Report Governance Financials Other information 213 Vodafone Group Plc Annual Report 2022 United States 251 Little Falls Drive, Wilmington DE 19808, United States LG Financing Partnership 50.00 Partnership interest PPC 1 (US) Inc. 25.05 Ordinary shares Ziggo Financing Partnership 50.00 Partnership interest Notes: 1 Directly held by Vodafone Group Plc. 2 Branches. 3 Shareholding is indirect through Vodafone Deutschland GmbH. 4 Shareholding is indirect through Vantage Towers A.G. 5 Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 60.50% ownership interest in Vodacom Group Limited. 6 At 31 March 2022 the fair value of Safaricom Plc was KES 1,370 billion (€10,693 million) based on the closing quoted share price on the Nairobi Stock Exchange. 7 Includes the indirect interest held through Vodafone Idea Limited. Selected financial information The table below shows selected financial information in respect of subsidiaries that have non-controlling interests that are material to the Group1. Vodacom Group Limited Vodafone Egypt Telecommunications S.A.E Vantage Towers A.G. 2022 2021 2022 2021 2022 €m €m €m €m €m Summary comprehensive income information Revenue 5,993 5,181 1,814 1,537 1,252 Profit for the financial year 1,002 891 314 271 345 Other comprehensive expense (2) (17) – – – Total comprehensive income 1,000 874 314 271 345 Other financial information Profit for the financial year allocated to non-controlling interests 353 310 141 122 66 Dividends paid to non-controlling interests 294 307 194 84 52 Summary financial position information Non-current assets 7,253 6,592 1,630 1,765 11,137 Current assets 3,123 2,671 440 640 704 Total assets 10,376 9,263 2,070 2,405 11,841 Non-current liabilities (2,191) (2,617) (83) (198) (5,251) Current liabilities (3,539) (2,406) (1,197) (1,217) (1,055) Total assets less total liabilities 4,646 4,240 790 990 5,535 Equity shareholders’ funds 3,624 3,332 474 587 4,522 Non-controlling interests 1,022 908 316 403 1,013 Total equity 4,646 4,240 790 990 5,535 Statement of cash flows Net cash inflow from operating activities 1,946 1,711 755 523 1,110 Net cash outflow from investing activities (666) (424) (284) (418) (232) Net cash outflow from financing activities (1,177) (1,251) (749) (7) (861) Net cash inflow/(outflow) 103 36 (278) 98 17 Cash and cash equivalents brought forward 876 826 348 273 48 Exchange gain/(loss) on cash and cash equivalents 46 14 2 (23) – Cash and cash equivalents 1,025 876 72 348 65 Note: 1 Vantage Towers A.G. was listed on the Frankfurt Stock exchange on 18 March 2021, resulting in the recognition of non-controlling interests of €1,019 million in year ending 31 March 2021 in the Group’s consolidated Statement of financial position. Non-current assets, current assets, non-current liabilities and current liabilities for Vantage Towers A.G. were €10,899 million, €490 million, €4,976 million and €958 million respectively, in the year ending 31 March 2021 in the Group’s consolidated Statement of financial position. N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 212 Vodafone Group Plc Annual Report 2022 2020 31. Related undertakings (continued) Netherlands Suman Tower Plot No. 18, Sector No. 11, Gandhinagar, 382011, Gujarat, India Vodafone Idea Limited 47.61 Equity shares Vodafone Idea Manpower Services Limited7 47.04 Equity shares Vodafone House, Corporate Road, Prahladnagar, Off S. G. Highway, Ahmedabad, Gujarat, 380051, India Connect (India) Mobile Technologies Private Limited7 47.61 Equity shares Vodafone Idea Business Services Limited7 47.61 Equity shares Vodafone Idea Communication Systems Limited7 47.61 Equity shares Vodafone Idea Telecom Infrastructure Limited7 47.61 Equity shares Ireland The Herbert Building, The Park, Carrickmines, Dublin, Ireland Siro DAC 50.00 Ordinary shares Siro JV Holdco Limited 50.00 Ordinary B shares Italy Via Gaetana Negri 1, 20123, Milano, Italy Infrastrutture Wireless Italiane S.p.A4 27.12 Ordinary shares Kenya LR No. 13263, Safaricom House, Waiyaki Way, PO Box 66827- 00800, Nairobi, Kenya Safaricom PLC6 26.13 Ordinary shares Safaricom House, Waiyaki Way Westlands, Nairobi, Kenya M-PESA Africa Limited5 43.31 Ordinary shares Luxembourg 15 rue Edward Steichen, Luxembourg, 2540, Luxembourg Tomorrow Street SCA 50.00 Ordinary A shares, Ordinary B shares, Ordinary C shares 3 More London Riverside, London, SE1 2AQ, United Kingdom Global Partnership for Ethiopia B.V. 5 18.30 Ordinary shares Avenue Ceramique 300, 6221 Kx, Maastricht, Netherlands Vodafone Libertel B.V. 50.00 Ordinary shares Boven Vredenburgpassage 128, 3511 WR, Utrecht, Netherlands Amsterdamse Beheer- en Consultingmaatschappij B.V. 50.00 Ordinary shares Esprit Telecom B.V. 50.00 Ordinary shares FinCo Partner 1 B.V. 50.00 Ordinary shares LGE HoldCo V B.V. 50.00 Ordinary shares LGE HoldCo VI B.V. 50.00 Ordinary shares LGE Holdco VII B.V. 50.00 Ordinary shares LGE HoldCo VIII B.V. 50.00 Ordinary shares Vodafone Financial Services B.V. 50.00 Ordinary shares Vodafone Nederland Holding I B.V. 50.00 Ordinary shares Vodafone Nederland Holding II B.V. 50.00 Ordinary shares VodafoneZiggo Employment B.V. 50.00 Ordinary shares VodafoneZiggo Group B.V. 50.00 Ordinary shares VodafoneZiggo Group Holding B.V. 50.00 Ordinary shares VZ Financing I B.V. 50.00 Ordinary shares VZ Financing II B.V. 50.00 Ordinary shares VZ FinCo B.V. 50.00 Ordinary shares VZ PropCo B.V. 50.00 Ordinary shares VZ Secured Financing B.V. 50.00 Ordinary shares XB Facilities B.V. 50.00 Ordinary shares Ziggo B.V. 50.00 Ordinary shares Ziggo Deelnemingen B.V. 50.00 Ordinary shares Ziggo Finance 2 B.V. 50.00 Ordinary shares Ziggo Netwerk II B.V. 50.00 Ordinary shares Ziggo Real Estate B.V. 50.00 Ordinary shares Ziggo Services B.V. 50.00 Ordinary shares Ziggo Services Employment B.V. 50.00 Ordinary shares Ziggo Services Netwerk 2 B.V. 50.00 Ordinary shares Ziggo Zakelijk Services B.V. 50.00 Ordinary shares Zoranet Connectivity Services B.V. 50.00 Ordinary shares ZUM B.V. 50.00 Ordinary shares Media Parkboulevard 2, 1217 WE Hilversum, Netherlands Liberty Global Content Netherlands B.V. 50.00 Ordinary shares Winschoterdiep 60, 9723 AB Groningen, Netherlands Zesko B.V. 50.00 Ordinary shares Ziggo Bond Company B.V. 50.00 Ordinary shares Ziggo Netwerk B.V. 50.00 Ordinary shares New Zealand Tompkins Wake, Level 11, 41 Shortland Street, Auckland 1010, New Zealand iiNet (New Zealand) AKL Limited 25.05 Ordinary shares Unit 17, 24 Allright Place, Mt Wellington, Auckland, New Zealand TPG (NZ) Pty Ltd 25.05 Ordinary shares Philippines 22F Robinson Equitable Tower, ADB Ave, Corner Povega St, Ortigas Center, Pasig City, Philippines Orchid Cybertech Services Inc 25.05 Ordinary shares Portugal Espaço Sete Rios, LEAP Rua de Campolide, 351, 0.05 , 1070-034, Lisboa, Portugal Dualgrid – Gestão de Redes Partilhadas, S.A. 50.00 Ordinary shares Rua Pedro e Inês, Lote 2.08.01, 1990-075, Parque das Nações, Lisboa, Portugal Sport TV Portugal, S.A. 25.00 Nominative shares Romania Floor 3, Module 2, Connected Buildings III, Nr. 10A, Dimitrie Pompei Boulevard, Bucharest, Sector 2, Romania Netgrid Telecom SRL 50.00 Ordinary shares Russian Federation Building 3, 11, Promyshlennaya Street, Moscow 115 516 Autoconnex Limited 35.00 Ordinary shares South Africa 76 Maude Street, Sandton, Johannesberg, 2196, South Africa Waterberg Lodge (Proprietary) Limited5 30.25 Ordinary shares Building 13, Ground Floor, East Thornhill Office Park, 94 Bekker Road, Vorna Valley, X67 1685, South Africa Number Portability Company (Pty) Ltd5 12.10 Ordinary shares Rigel Park, Block A, 446 Rigel Avenue, Erasmusrand, Pretoria, 0181, South Africa Canard Spatial Technologies (Pty) Ltd5 19.66 Ordinary shares AfriGis (Pty) Ltd5 16.13 Ordinary shares Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa M-Pesa S.A (Proprietary) Limited5 43.31 Ordinary shares Tanzania, United Republic of Plot No. 23, Ursino Estate, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of Vodacom Trust Limited (in liquidation)5 45.37 Ordinary A shares, Ordinary B shares Turkey Çifte Havuzlar Mah Eski Londra Asfaltı Cad No: 151/1E/301, Esenler, Istanbul, Turkey FGS Bilgi Islem Urunler Sanayi ve Ticaret AS 50.00 Ordinary shares United Kingdom 24/25 The Shard, 32 London Bridge Street, London, SE1 9SG, United Kingdom Digital Mobile Spectrum Limited 25.00 Ordinary shares 3 More London Riverside, London, SE1 2AQ, United Kingdom VodaFamily Ethiopia Holding Company Limited5 29.57 Ordinary shares Griffin House, 161 Hammersmith Road, London, W6 8BS, United Kingdom Cable & Wireless Trade Mark Management Limited 50.00 Ordinary A shares, Ordinary B shares Hive 2, 1530 Arlington Business Park, Theale, Reading, Berkshire, RG7 4SA, United Kingdom Cornerstone Telecommunications Infrastructure Limited4 40.87 Ordinary shares Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom Vodafone Hutchison (Australia) Holdings Limited 50.00 Ordinary shares Strategic report Governance Financials Other information 213 Vodafone Group Plc  Annual Report on Form 20-F 2022

214 Vodafone Group Plc Annual Report on Form 20-F 2022 | Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

32. Subsidiaries exempt from audit

The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2022.

Name	Registration number
Bluefish Communications Limited	5142610
Cable & Wireless Aspac Holdings Limited	4705342
Cable & Wireless CIS Services Limited	2964774
Cable & Wireless Europe Holdings Limited	4659719
Cable & Wireless Global Business Services Limited	3537591
Cable & Wireless Global Holding Limited	3740694
Cable & Wireless UK Holdings Limited	3840888
Cable & Wireless Worldwide Limited	7029206
Cable & Wireless Worldwide Voice Messaging Limited	1981417
Cable & Wireless Nominee Limited	3249884
Energis (Ireland) Limited	NI035793
Energis Communications Limited	2630471
Energis Squared Limited	3037442
General Mobile Corporation Limited	2585763
London Hydraulic Power Company (The)	ZC000055
MetroHoldings Limited	3511122
ML Integration Group Limited	3252903
Talkland International Limited	2354106
The Eastern Leasing Company Limited	1672832
Thus Group Holdings Limited	SC192666
Thus Group Limited	SC226738
Voda Limited	1847509
Vodafone 2.	4083193
Vodafone 4 UK	6357658
Vodafone 5 Limited	6688527
Vodafone 5 UK	2960479
Vodafone 6 UK	8809444
Vodafone Americas 4	6389457
Vodafone Benelux Limited	4200960
Vodafone Cellular Limited	896318
Vodafone Consolidated Holdings Limited	5754561
Vodafone Corporate Secretaries Limited	2357692
Vodafone Enterprise Corporate Secretaries Limited	2303594
Vodafone Enterprise Equipment Limited	1648524

Name	Registration number
Vodafone Enterprise Europe (UK) Limited	3137479
Vodafone Euro Hedging Limited	3954207
Vodafone Euro Hedging Two	4055111
Vodafone Europe UK	5798451
Vodafone European Investments	3961908
Vodafone European Portal Limited	3973442
Vodafone Finance Luxembourg Limited	5754479
Vodafone Finance Sweden	2139168
Vodafone Finance UK Limited	3922620
Vodafone Financial Operations	4016558
Vodafone Global Content Services Limited	4064873
Vodafone Holdings Luxembourg Limited	4200970
Vodafone Intermediate Enterprises Limited	3869137
Vodafone International Holdings Limited	2797426
Vodafone International Operations Limited	2797438
Vodafone Investment UK	5798385
Vodafone Investments Limited	1530514
Vodafone IP Licensing Limited	6846238
Vodafone Marketing UK	6858585
Vodafone Mobile Communications Limited	3942221
Vodafone Mobile Enterprises Limited	3961390
Vodafone Mobile Network Limited	3961482
Vodafone Nominees Limited	1172051
Vodafone Oceania Limited	3973427
Vodafone Overseas Finance Limited	4171115
Vodafone Overseas Holdings Limited	2809758
Vodafone Panafon UK	6326918
Vodafone Property Investments Limited	3903420
Vodafone UK Limited	2227940
Vodafone Worldwide Holdings Limited	3294074
Vodafone Yen Finance Limited	4373166
Vodaphone Limited	2373469
Vodata Limited	2502373
Your Communications Group Limited	4171876

N No ot te es s t to o t th he e c co on ns so ol li id da at te ed d f fi in na an nc ci ia al l s st ta at te em me en nt ts s ( (c co on nt ti in nu ue ed d) ) 214 Vodafone Group Plc Annual Report 2022 2020 32. Subsidiaries exempt from audit The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2022. Name Registration number Name Registration number Bluefish Communications Limited 5142610 Vodafone Enterprise Europe (UK) Limited 3137479 Cable & Wireless Aspac Holdings Limited 4705342 Vodafone Euro Hedging Limited 3954207 Cable & Wireless CIS Services Limited 2964774 Vodafone Euro Hedging Two 4055111 Cable & Wireless Europe Holdings Limited 4659719 Vodafone Europe UK 5798451 Cable & Wireless Global Business Services Limited 3537591 Vodafone European Investments 3961908 Cable & Wireless Global Holding Limited 3740694 Vodafone European Portal Limited 3973442 Cable & Wireless UK Holdings Limited 3840888 Vodafone Finance Luxembourg Limited 5754479 Cable & Wireless Worldwide Limited 7029206 Vodafone Finance Sweden 2139168 Cable & Wireless Worldwide Voice Messaging 1981417 Vodafone Finance UK Limited 3922620 Limited Vodafone Financial Operations 4016558 Cable & Wireless Nominee Limited 3249884 Vodafone Global Content Services Limited 4064873 Energis (Ireland) Limited NI035793 Vodafone Holdings Luxembourg Limited 4200970 Energis Communications Limited 2630471 Vodafone Intermediate Enterprises Limited 3869137 Energis Squared Limited 3037442 Vodafone International Holdings Limited 2797426 General Mobile Corporation Limited 2585763 Vodafone International Operations Limited 2797438 London Hydraulic Power Company (The) ZC000055 Vodafone Investment UK 5798385 MetroHoldings Limited 3511122 Vodafone Investments Limited 1530514 ML Integration Group Limited 3252903 Vodafone IP Licensing Limited 6846238 Talkland International Limited 2354106 Vodafone Marketing UK 6858585 The Eastern Leasing Company Limited 1672832 Vodafone Mobile Communications Limited 3942221 Thus Group Holdings Limited SC192666 Vodafone Mobile Enterprises Limited 3961390 Thus Group Limited SC226738 Vodafone Mobile Network Limited 3961482 Voda Limited 1847509 Vodafone Nominees Limited 1172051 Vodafone 2. 4083193 Vodafone Oceania Limited 3973427 Vodafone 4 UK 6357658 Vodafone Overseas Finance Limited 4171115 Vodafone 5 Limited 6688527 Vodafone Overseas Holdings Limited 2809758 Vodafone 5 UK 2960479 Vodafone Panafon UK 6326918 Vodafone 6 UK 8809444 Vodafone Property Investments Limited 3903420 Vodafone Americas 4 6389457 Vodafone UK Limited 2227940 Vodafone Benelux Limited 4200960 Vodafone Worldwide Holdings Limited 3294074 Vodafone Cellular Limited 896318 Vodafone Yen Finance Limited 4373166 Vodafone Consolidated Holdings Limited 5754561 Vodaphone Limited 2373469 Vodafone Corporate Secretaries Limited 2357692 Vodata Limited 2502373 Vodafone Enterprise Corporate Secretaries Limited 2303594 Your Communications Group Limited 4171876 Vodafone Enterprise Equipment Limited 1648524 This page is intentionally left blank Strategic report Governance Financials Other information 215 Vodafone Group Plc  Annual Report on Form 20-F 2022

This page is intentionally left blank Strategic report Governance Financials Other information 216 Vodafone Group Plc Annual Report on Form 20-F 2022

This page is intentionally left blank Strategic report Governance Financials Other information 217 Vodafone Group Plc Annual Report on Form 20-F 2022

This page is intentionally left blank Strategic report Governance Financials Other information 218 Vodafone Group Plc Annual Report on Form 20-F 2022

This page is intentionally left blank Strategic report Governance Financials Other information 219 Vodafone Group Plc Annual Report on Form 20-F 2022

This page is intentionally left blank Strategic report Governance Financials Other information 220 Vodafone Group Plc Annual Report on Form 20-F 2022

This page is intentionally left blank Strategic report Governance Financials Other information 221 Vodafone Group Plc Annual Report on Form 20-F 2022

This page is intentionally left blank Strategic report Governance Financials Other information 222 Vodafone Group Plc Annual Report on Form 20-F 2022

223 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Non-GAAP measures

Unaudited information

In the discussion of the Group's reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group's industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics			
Organic Adjusted EBITDAaL growth	Page 224	Not applicable	Not applicable
Organic percentage point change in Adjusted EBITDAaL margin	Page 224	Not applicable	Not applicable
Organic revenue growth	Page 224	Revenue	Pages 225 and 226
Organic service revenue growth	Page 224	Service revenue	Pages 225 and 226
Organic mobile service revenue growth	Page 224	Service revenue	Pages 225 and 226
Organic fixed service revenue growth	Page 224	Service revenue	Pages 225 and 226
Organic Vodafone Business service revenue growth	Page 224	Service revenue	Pages 225 and 226
Organic financial services revenue growth in South Africa	Page 224	Service revenue	Pages 225 and 226
Organic retail service revenue growth in Germany	Page 224	Service revenue	Pages 225 and 226
Financing metrics			
Adjusted net financing costs	Page 30	Net financing costs	Page 30

Overview Strategic Report Governance Financials Other information 225 Vodafone Group Plc Annual Report 2022 Reported M&A and Foreign Organic FY22 FY21 growth Other exchange growth* €m €m % pps pps % Year ended 31 March 2022 Service revenue Germany 11,616 11,520 0.8 0.3 – 1.1 Mobile service revenue 5,124 5,056 1.3 0.5 – 1.8 Fixed service revenue 6,492 6,464 0.4 0.1 – 0.5 Italy 4,379 4,458 (1.8) 0.0 – (1.8) Mobile service revenue 3,141 3,244 (3.2) – – (3.2) Fixed service revenue 1,238 1,214 2.0 – – 2.0 UK 5,154 4,848 6.3 – (5.0) 1.3 Mobile service revenue 3,697 3,428 7.8 – (5.0) 2.8 Fixed service revenue 1,457 1,420 2.6 – (4.9) (2.3) Spain 3,714 3,788 (2.0) – – (2.0) Other Europe 5,001 4,859 2.9 0.7 (0.6) 3.0 Vodacom 4,635 4,083 13.5 – (8.9) 4.6 Other Markets 3,420 3,312 3.3 – 16.1 19.4 Vantage Towers – – – – – – Common Functions 522 470 Eliminations (238) (197) Total service revenue 38,203 37,141 2.9 0.2 (0.5) 2.6 Other revenue 7,377 6,668 Revenue 45,580 43,809 4.0 0.0 (0.5) 3.5 Other growth metrics Vodafone Business - Service revenue 10,316 10,076 2.4 (0.4) (1.2) 0.8 South Africa - Financial services revenue 155 125 24.0 - (11.6) 12.4 Germany - Retail service revenue 11,348 11,201 1.3 0.3 - 1.6 Adjusted EBITDAaL Germany 5,669 5,634 0.6 5.9 – 6.5 Italy 1,699 1,597 6.4 – – 6.4 UK 1,395 1,367 2.0 6.0 (4.7) 3.3 Spain 957 1,044 (8.3) 7.2 – (1.1) Other Europe 1,606 1,760 (8.8) 10.8 (0.6) 1.4 Vodacom 2,125 1,873 13.5 – (10.1) 3.4 Other Markets 1,335 1,228 8.7 – 14.3 23.0 Vantage Towers 619 – – – – – Common Functions1 (197) (117) Percentage point change in Adjusted EBITDAaL margin Germany 43.2% 43.4% (0.2) 2.3 – 2.1 Italy 33.8% 31.9% 1.9 – – 1.9 UK 21.2% 22.2% (1.0) 1.3 – 0.3 Spain 22.9% 25.1% (2.2) 1.9 – (0.3) Other Europe 28.4% 31.7% (3.3) 3.2 (0.1) (0.2) Vodacom 35.5% 36.2% (0.7) – (0.3) (1.0) Other Markets 34.9% 32.6% 2.3 – (1.2) 1.1 Vantage Towers 49.4% – – – – – Note: 1 Common Functions Adjusted EBITDAaL includes a charge in relation to the impairment of prior year receivables. N No on n- -G GA AA AP P m me ea as su ur re es s ( (c co on nt ti in nu ue ed d) ) Unaudited information 224 Vodafone Group Plc Annual Report 2022 Performance metrics Organic growth All amounts marked with an ‘*’ in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions and other adjustments to improve the comparability of results between periods. When calculating organic growth, the FY21 results for Vantage Towers and relevant operating entities have been adjusted to reflect a full year of operation on a pro forma basis in order to be comparable to FY22. Organic growth is calculated for revenue and profitability metrics, as follows: − Adjusted EBITDAaL; − Percentage point change in Adjusted EBITDAaL margin; − Revenue; − Service revenue; − Mobile service revenue; − Fixed service revenue; − Vodafone Business service revenue; − Financial services revenue in South Africa; and − Retail service revenue in Germany. Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons: − It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance; − It is used for internal performance analysis; and − It facilitates comparability of underlying growth with other companies (although the term ‘organic’ is not a defined term under GAAP and may not, therefore, be comparable with similarly titled measures reported by other companies). We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document. Non-GAAP measures (continued) Unaudited information Strategic report Governance Financials Other information 224 Vodafone Group Plc  Annual Report on Form 20-F 2022

Overview Strategic Report Governance Financials Other information 225 Vodafone Group Plc Annual Report 2022 Reported M&A and Foreign Organic FY22 FY21 growth Other exchange growth* €m €m % pps pps % Year ended 31 March 2022 Service revenue Germany 11,616 11,520 0.8 0.3 – 1.1 Mobile service revenue 5,124 5,056 1.3 0.5 – 1.8 Fixed service revenue 6,492 6,464 0.4 0.1 – 0.5 Italy 4,379 4,458 (1.8) 0.0 – (1.8) Mobile service revenue 3,141 3,244 (3.2) – – (3.2) Fixed service revenue 1,238 1,214 2.0 – – 2.0 UK 5,154 4,848 6.3 – (5.0) 1.3 Mobile service revenue 3,697 3,428 7.8 – (5.0) 2.8 Fixed service revenue 1,457 1,420 2.6 – (4.9) (2.3) Spain 3,714 3,788 (2.0) – – (2.0) Other Europe 5,001 4,859 2.9 0.7 (0.6) 3.0 Vodacom 4,635 4,083 13.5 – (8.9) 4.6 Other Markets 3,420 3,312 3.3 – 16.1 19.4 Vantage Towers – – – – – – Common Functions 522 470 Eliminations (238) (197) Total service revenue 38,203 37,141 2.9 0.2 (0.5) 2.6 Other revenue 7,377 6,668 Revenue 45,580 43,809 4.0 0.0 (0.5) 3.5 Other growth metrics Vodafone Business - Service revenue 10,316 10,076 2.4 (0.4) (1.2) 0.8 South Africa - Financial services revenue 155 125 24.0 - (11.6) 12.4 Germany - Retail service revenue 11,348 11,201 1.3 0.3 - 1.6 Adjusted EBITDAaL Germany 5,669 5,634 0.6 5.9 – 6.5 Italy 1,699 1,597 6.4 – – 6.4 UK 1,395 1,367 2.0 6.0 (4.7) 3.3 Spain 957 1,044 (8.3) 7.2 – (1.1) Other Europe 1,606 1,760 (8.8) 10.8 (0.6) 1.4 Vodacom 2,125 1,873 13.5 – (10.1) 3.4 Other Markets 1,335 1,228 8.7 – 14.3 23.0 Vantage Towers 619 – – – – – Common Functions1 (197) (117) Percentage point change in Adjusted EBITDAaL margin Germany 43.2% 43.4% (0.2) 2.3 – 2.1 Italy 33.8% 31.9% 1.9 – – 1.9 UK 21.2% 22.2% (1.0) 1.3 – 0.3 Spain 22.9% 25.1% (2.2) 1.9 – (0.3) Other Europe 28.4% 31.7% (3.3) 3.2 (0.1) (0.2) Vodacom 35.5% 36.2% (0.7) – (0.3) (1.0) Other Markets 34.9% 32.6% 2.3 – (1.2) 1.1 Vantage Towers 49.4% – – – – – Note: 1 Common Functions Adjusted EBITDAaL includes a charge in relation to the impairment of prior year receivables. N No on n- -G GA AA AP P m me ea as su ur re es s ( (c co on nt ti in nu ue ed d) ) Unaudited information 224 Vodafone Group Plc Annual Report 2022 Performance metrics Organic growth All amounts marked with an ‘*’ in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions and other adjustments to improve the comparability of results between periods. When calculating organic growth, the FY21 results for Vantage Towers and relevant operating entities have been adjusted to reflect a full year of operation on a pro forma basis in order to be comparable to FY22. Organic growth is calculated for revenue and profitability metrics, as follows: − Adjusted EBITDAaL; − Percentage point change in Adjusted EBITDAaL margin; − Revenue; − Service revenue; − Mobile service revenue; − Fixed service revenue; − Vodafone Business service revenue; − Financial services revenue in South Africa; and − Retail service revenue in Germany. Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons: − It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance; − It is used for internal performance analysis; and − It facilitates comparability of underlying growth with other companies (although the term ‘organic’ is not a defined term under GAAP and may not, therefore, be comparable with similarly titled measures reported by other companies). We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document. Strategic report Governance Financials Other information 225 Vodafone Group Plc  Annual Report on Form 20-F 2022

226 Vodafone Group Plc Annual Report on Form 20-F 2022 | Strategic report | Governance | Financials | Other information

Non-GAAP measures (continued)

Unaudited information

	Q4 FY22 €m	Q4 FY21 €m	Reported growth %	M&A and Other pps	Foreign exchange pps	Organic growth* %
Quarter ended 31 March 2022						
Service revenue						
Germany	2,903	2,885	0.6	0.2	–	0.8
Mobile service revenue	1,282	1,274	0.6	1.8	–	2.4
Fixed service revenue	1,621	1,611	0.6	(1.0)	–	(0.4)
Italy	1,085	1,084	0.1	(0.9)	–	(0.8)
Mobile service revenue	758	788	(3.8)	0.7	–	(3.1)
Fixed service revenue	327	296	10.5	(5.2)	–	5.3
UK	1,341	1,231	8.9	(2.3)	(4.6)	2.0
Mobile service revenue	972	880	10.5	–	(4.6)	5.9
Fixed service revenue	369	351	5.1	(7.3)	(4.8)	(7.0)
Spain	908	951	(4.5)	(0.6)	-	(5.1)
Other Europe	1,242	1,233	0.7	2.6	(0.6)	2.7
Vodacom	1,192	1,078	10.6	(0.1)	(7.4)	3.1
Other Markets	801	827	(3.1)	(0.1)	23.0	19.8
Vantage Towers	–	–	–	–	–	–
Common Functions	134	136				
Eliminations	(60)	(59)				
Total service revenue	**9,546**	**9,366**	**1.9**	**(0.1)**	**0.2**	**2.0**
Other revenue	1,861	1,815				
Revenue	**11,407**	**11,181**	**2.0**	**(0.1)**	**0.2**	**2.1**
Other growth metrics						
Germany - Retail service revenue	2,841	2,812	1.0	0.2	-	1.2

	Q3 FY22 €m	Q3 FY21 €m	Reported growth %	M&A and Other pps	Foreign exchange pps	Organic growth* %
Quarter ended 31 December 2021						
Service revenue						
Germany	2,936	2,912	0.8	0.3	–	1.1
Mobile service revenue	1,301	1,279	1.7	–	–	1.7
Fixed service revenue	1,635	1,633	0.1	0.6	–	0.7
Italy	1,107	1,125	(1.6)	0.3	–	(1.3)
Mobile service revenue	794	818	(2.9)	–	–	(2.9)
Fixed service revenue	313	307	2.0	1.1	–	3.1
UK	1,292	1,216	6.3	1.1	(6.5)	0.9
Mobile service revenue	928	848	9.4	–	(6.8)	2.6
Fixed service revenue	364	368	(1.1)	3.5	(5.7)	(3.3)
Spain	940	957	(1.8)	0.2	–	(1.6)
Other Europe	1,257	1,215	3.5	0.2	(0.8)	2.9
Vodacom	1,172	1,056	11.0	–	(6.6)	4.4
Other Markets	867	806	7.6	–	12.2	19.8
Vantage Towers	–	–	–	–	–	–
Common Functions	136	115				
Eliminations	(60)	(45)				
Total service revenue	**9,647**	**9,357**	**3.1**	**0.4**	**(0.8)**	**2.7**
Other revenue	2,037	1,844				
Revenue	**11,684**	**11,201**	**4.3**	**0.2**	**(0.8)**	**3.7**
Other growth metrics						
South Africa - Financial services revenue	39	33	18.2	–	(6.5)	11.7
Germany - Retail service revenue	2,871	2,832	1.4	0.3	–	1.7

Overview Strategic Report Governance Financials Other information 227 Vodafone Group Plc Annual Report 2022 This page is intentionally left blank. Unaudited information 226 Vodafone Group Plc Annual Report 2022 Reported M&A and Foreign Organic Q4 FY22 Q4 FY21 growth Other exchange growth* €m €m % pps pps % Quarter ended 31 March 2022 Service revenue Germany 2,903 2,885 0.6 0.2 – 0.8 Mobile service revenue 1,282 1,274 0.6 1.8 – 2.4 Fixed service revenue 1,621 1,611 0.6 (1.0) – (0.4) Italy 1,085 1,084 0.1 (0.9) – (0.8) Mobile service revenue 758 788 (3.8) 0.7 – (3.1) Fixed service revenue 327 296 10.5 (5.2) – 5.3 UK 1,341 1,231 8.9 (2.3) (4.6) 2.0 Mobile service revenue 972 880 10.5 – (4.6) 5.9 Fixed service revenue 369 351 5.1 (7.3) (4.8) (7.0) Spain 908 951 (4.5) (0.6) - (5.1) Other Europe 1,242 1,233 0.7 2.6 (0.6) 2.7 Vodacom 1,192 1,078 10.6 (0.1) (7.4) 3.1 Other Markets 801 827 (3.1) (0.1) 23.0 19.8 Vantage Towers – – – – – – Common Functions 134 136 Eliminations (60) (59) Total service revenue 9,546 9,366 1.9 (0.1) 0.2 2.0 Other revenue 1,861 1,815 Revenue 11,407 11,181 2.0 (0.1) 0.2 2.1 Other growth metrics Germany - Retail service revenue 2,841 2,812 1.0 0.2 - 1.2 Reported M&A and Foreign Organic Q3 FY22 Q3 FY21 growth Other exchange growth* €m €m % pps pps % Quarter ended 31 December 2021 Service revenue Germany 2,936 2,912 0.8 0.3 – 1.1 Mobile service revenue 1,301 1,279 1.7 – – 1.7 Fixed service revenue 1,635 1,633 0.1 0.6 – 0.7 Italy 1,107 1,125 (1.6) 0.3 – (1.3) Mobile service revenue 794 818 (2.9) – – (2.9) Fixed service revenue 313 307 2.0 1.1 – 3.1 UK 1,292 1,216 6.3 1.1 (6.5) 0.9 Mobile service revenue 928 848 9.4 – (6.8) 2.6 Fixed service revenue 364 368 (1.1) 3.5 (5.7) (3.3) Spain 940 957 (1.8) 0.2 – (1.6) Other Europe 1,257 1,215 3.5 0.2 (0.8) 2.9 Vodacom 1,172 1,056 11.0 – (6.6) 4.4 Other Markets 867 806 7.6 – 12.2 19.8 Vantage Towers – – – – – – Common Functions 136 115 Eliminations (60) (45) Total service revenue 9,647 9,357 3.1 0.4 (0.8) 2.7 Other revenue 2,037 1,844 Revenue 11,684 11,201 4.3 0.2 (0.8) 3.7 Other growth metrics South Africa - Financial services revenue 39 33 18.2 – (6.5) 11.7 Germany - Retail service revenue 2,871 2,832 1.4 0.3 – 1.7 Strategic report Governance Financials Other information 227 Vodafone Group Plc  Annual Report on Form 20-F 2022

228 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report
Governance
Financials
Other information

Non-GAAP measures (continued)

Unaudited information

This page is intentionally left blank.

Overview Strategic Report Governance Financials Other information 229 Vodafone Group Plc Annual Report 2022 This page is intentionally left blank. N No on n- -G GA AA AP P m me ea as su ur re es s ( (c co on nt ti in nu ue ed d) ) Unaudited information 228 Vodafone Group Plc Annual Report 2022 This page is intentionally left blank. Strategic report Governance Financials Other information 229 Vodafone Group Plc  Annual Report on Form 20-F 2022

230 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report
Governance
Financials
Other information

Non-GAAP measures (continued)

Unaudited information

This page is intentionally left blank.

Overview Strategic Report Governance Financials Other information 231 Vodafone Group Plc Annual Report 2022 This page is intentionally left blank. N No on n- -G GA AA AP P m me ea as su ur re es s ( (c co on nt ti in nu ue ed d) ) Unaudited information 230 Vodafone Group Plc Annual Report 2022 This page is intentionally left blank. Strategic report Governance Financials Other information 231 Vodafone Group Plc  Annual Report on Form 20-F 2022

232 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report
Governance
Financials
Other information

Non-GAAP measures (continued)

Unaudited information

This page is intentionally left blank.

Overview Strategic Report Governance Financials Other information 233 Vodafone Group Plc Annual Report 2022 This page is intentionally left blank. N No on n- -G GA AA AP P m me ea as su ur re es s ( (c co on nt ti in nu ue ed d) ) Unaudited information 232 Vodafone Group Plc Annual Report 2022 This page is intentionally left blank. Strategic report Governance Financials Other information 233 Vodafone Group Plc  Annual Report on Form 20-F 2022

Strategic report Governance Financials Other information 234 Vodafone Group Plc  Annual Report on Form 20-F 2022 2021/22 Financial calendar key dates Ex-dividend date for final dividend 1 June 2022 Record date for final dividend 6 June 2022 AGM 26 July 2022 Final dividend payment 5 August 2022 Useful contacts The Registrar Equiniti Aspect House Spencer Road Lancing West Sussex BN99 6DA Telephone: +44 (0) 371 384 2532 See help.shareview.co.uk for more information about this service ADS holders EQ Shareowner Services P.O. Box 64504 St. Paul, MN 55164-0504 United States of America Telephone: +1 800 233 5601 (toll free) or, for calls outside the United States: +1 651 453 2128 See shareowneronline.com for more information about this service Shareholder information Managing your shares via Shareview Our share Registrar, Equiniti operates a portfolio service, Shareview, for investors in ordinary shares. This provides our shareholders with online access to information about their investments as well as a facility to help manage their holdings online, such as being able to: – update your details online including your address and dividend payment instructions; – buy and sell shares easily; – receive certain shareholder communications electronically; – send your general meeting voting instructions in advance of shareholder meetings; – view information about and join the Vodafone Group plc Dividend Reinvestment Plan (‘DRIP’); and – access your online statements. Equiniti also offers an internet and telephone share dealing service to existing shareholders. The service can be obtained at www.shareview.co.uk. Shareholders with any queries regarding their holding should contact Equiniti on the contact details above. Shareholders may also find the investors section of our corporate website, vodafone.com/investor, useful for general queries and information about the Company. AGM Our thirty-eighth AGM will be held at The Pavilion, Vodafone House, Newbury RG14 2FN on 26 July 2022 at 10.00 am. Shareholder communications We are taking significant steps to reduce our impact on our planet. The use of electronic communications, rather than printed paper documents, means information about the Company can be accessed through emails or the Company’s website, thus reducing our impact on the environment. A growing number of our shareholders have opted to receive communications from us electronically. Shareholders who have done so will be sent an email alert containing a link to the relevant documents. We encourage all our shareholders to sign up for this service. You can register for this service at www.shareview.co.uk or by contacting Equiniti by the telephone number provided on the left of this page. See vodafone.com/investor for further information about this service Shareholder information

235 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report Governance Financials Other information

ShareGift

We support ShareGift, the charity share donation scheme (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares, which might be considered uneconomic to sell, are able to donate them to charity. Donated shares are aggregated and sold by ShareGift with the proceeds being passed on to a wide range of UK charities.

See sharegift.org or call +44 (0)20 7930 3737 for further details.

Landmark Financial Asset Search

We participate in an online service which provides a search facility for solicitors and probate professionals to quickly and easily trace UK shareholdings relating to deceased estates.

Visit www.landmarkfas.co.uk or call +44 (0)844 844 9967 for further information.

Warning to shareholders ("boiler room" scams)

Over recent years we have become aware of investors who have received unsolicited calls or correspondence, in some cases purporting to have been issued by us, concerning investment matters. These callers typically make claims of highly profitable investment opportunities which turn out to be worthless or simply do not exist. These approaches are usually made by unauthorised companies and individuals and are commonly known as "boiler room" scams. Investors are advised to be wary of any unsolicited advice or offers to buy shares. If it sounds too good to be true, it often is.

See the FCA website at **fca.org.uk/scamsmart** for more detailed information about this or similar activities

Dividends

Read more on the dividend amount per share on pages 33 and 222.

Euro dividends

Dividends are declared in euros and paid in euros and pounds sterling according to where the shareholder is resident. Cash dividends to ADS holders are paid by the ADS depositary bank in US dollars. This aligns the Group's shareholder returns with the primary currency in which we generate cash flow. The foreign exchange rates at which dividends declared in euros are converted into pounds sterling and US dollars are calculated based on the average exchange rate of the five business days during the week prior to the payment of the dividend.

Payment of dividends by direct credit

We pay cash dividends directly to shareholders' bank or building society accounts. This ensures secure delivery and means dividend payments are credited to shareholders' designated accounts on the same day as payment. A dividend confirmation covering both the interim and final dividends paid during the financial year is sent to shareholders at the time of the interim dividend in February. ADS holders may choose to have their cash dividends paid by cheque from our ADS depository bank, J.P. Morgan.

Dividend reinvestment plan

We offer a dividend reinvestment plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the plan administrator, Equiniti, through a low-cost dealing arrangement. For ADS holders, J.P. Morgan, through its transfer agent, EQ Shareowner Services, maintains the Global Invest Direct Program which is a direct purchase and sale plan for depositary receipts with a dividend reinvestment facility. See vodafone.com/dividends for further information about dividend payments or, alternatively, please contact our registrar, Equiniti or EQ Shareowner Services for ADS holders as applicable.

Contact information for Equiniti and EQ Shareowner Services can be found on page 234

Taxation of dividends

See page 238 for details on dividend taxation.

Shareholders as at 31 March 2022

Number of ordinary	Number of accounts	% of total of issued shares
1-1,000	289,430	0.03
1,001-5,000	37,014	0.11
5,001-50,000	10,485	0.27
50,001-100,000	470	0.09
100,001-500,000	603	0.46
More than 500,000	1,075	99.04

Major shareholders

As at 9 June 2022, J.P. Morgan, as custodian of our ADR programme, held approximately 14.6% of our ordinary shares of 20 $^{20/21}$ US cents each as nominee. At this date, the total number of ADRs outstanding was 408,911,159.

As at 9 June 2022, 1,450 holders of ordinary shares had registered addresses in the United States and held a total of approximately 0.01% of the ordinary shares of the Company.

At 31 March 2022, the following percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure Guidance and Transparency Rules, ('DTR 5'), have been notified to the Directors.

Shareholder	Shareholding[1]
BlackRock, Inc.[2]	6.90%
Norges Bank	3.0004%

Notes:
1. The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with Rule 5 of the Disclosure Guidance and Transparency Rules.
2. Previously, on 7 February 2022, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 2,125,091,980 ordinary shares of the Company as of 31 December 2021, representing 7.8% of that class of shares at that date.

On 14 May 2022, the Company was informed by Emirates Telecommunications Group Company ('Etisalat') that they have become Vodafone's largest shareholder with a 9.8% stake.

On 16 May 2022, the Company was informed by BlackRock, Inc that their shareholding had increased to 6.98%.

The Company is not aware of any other changes in the interests disclosed under DTR 5 between 31 March 2022 and 9 June 2022.

As far as the Company is aware, between 1 April 2019 and 9 June 2022, no shareholder, other than described above, held 3% or more of the voting rights attributable to the ordinary shares of the Company other than (i) J.P. Morgan, as custodian of our ADR programme.

The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. As at 9 June 2022 the Directors are not aware of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company.

Other information

Articles of Association and applicable English law

The following description summarises certain provisions of the Company's Articles of Association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 and the Company's Articles of Association. The Company is a public limited company under the laws of England and Wales. The Company is registered in England and Wales under the name Vodafone Group Public Limited Company with the registration number 1833679.

Full details on where copies of the Articles of Association can be obtained are detailed on page 237 under "Documents on display"

Strategic report Governance Financials Other information 236 Vodafone Group Plc  Annual Report on Form 20-F 2022 All of the Company’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares. English law specifies that any alteration to the Articles of Association must be approved by a special resolution of the Company’s shareholders. Articles of Association The Company’s Articles of Association do not specifically restrict the objects of the Company. Directors The Directors are empowered under the Articles of Association to exercise all the powers of the Company subject to any restrictions in the Articles of Association, the Companies Act 2006 (as defined in the Articles of Association) and any special resolution. Under the Company’s Articles of Association a Director cannot vote in respect of any proposal in which the Director, or any person connected with the Director, has a material interest other than by virtue of the Director’s interest in the Company’s shares or other securities. However, this restriction on voting does not apply in certain circumstances as set out in the Articles of Association. The Directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of the Group outstanding at any time shall not exceed an amount equal to 1.5 times the aggregate of the Group’s share capital and reserves calculated in the manner prescribed in the Articles of Association unless sanctioned by an ordinary resolution of the Company’s shareholders. The Company can make market purchases of its own shares or agree to do so in the future provided it is duly authorised by its members in a general meeting and subject to and in accordance with section 701 of the Companies Act 2006. Such authority was given at the 2021 AGM. On 9 March 2022, the Company announced the first tranche of the irrevocable and non-discretionary share buy-back programme as a result of the maturing of the first tranche of the mandatory convertible bond (‘MCB’), as announced on 19 March 2021, had concluded. Following the maturing of the second tranche of the MCB, the Company announced that a new irrevocable and non-discretionary share buy-back programme would commence on 17 March 2022. In order to satisfy the conversion of the second tranche of the MCB, 1,518,629,693 shares were issued from existing shares held in treasury. Under this programme the Company is expected to purchase up to the number of ordinary shares of 20 20/21 US cents each announced for the programme on 9 March 2022. The number of shares expected to be purchased is below the number permitted to be purchased by the Company pursuant to the authority granted by the shareholders at the 2021 AGM. Read more about the programme on pages 31-32 At each AGM all Directors shall offer themselves for election or re-election, as applicable, in accordance with the Company’s Articles of Association and in the interests of good corporate governance. Directors are not required under the Company’s Articles of Association to hold any shares of the Company as a qualification to act as a Director, although the Executive Directors are required to under the Company’s Remuneration Policy. Read more on the Remuneration Policy on pages 93-98 Rights attaching to the Company’s shares At 31 March 2022, the issued share capital of the Company was comprised of 50,000 7% cumulative fixed rate shares of £1.00 each and 28,370,051,346 ordinary shares (excluding treasury shares) of 20 20/21 US cents each. As at 31 March 2022, 447,576,522 ordinary shares were held in Treasury. Dividend rights Holders of 7% cumulative fixed rate shares are entitled to be paid in respect of each financial year, or other accounting period of the Company, a fixed cumulative preferential dividend of 7% p.a. on the nominal value of the fixed rate shares. A fixed cumulative preferential dividend may only be paid out of available distributable profits which the Directors have resolved should be distributed. The fixed rate shares do not have any other right to share in the Company’s profits. Holders of the Company’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the Directors. The Board of Directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares can be paid to shareholders in whatever currency the Directors decide, using an appropriate exchange rate for any currency conversions which are required. If a dividend has not been claimed for one year after the date of the resolution passed at a general meeting declaring that dividend or the resolution of the Directors providing for payment of that dividend, the Directors may invest the dividend or use it in some other way for the benefit of the Company until the dividend is claimed. If the dividend remains unclaimed for 12 years after the relevant resolution either declaring that dividend or providing for payment of that dividend, it will be forfeited and belong to the Company. Voting rights At a general meeting of the Company, when voting on substantive resolutions (i.e. any resolution which is not a procedural resolution) each shareholder who is entitled to vote and is present in person or by proxy has one vote for every share held (a poll vote). Procedural resolutions (such as a resolution to adjourn a general meeting or a resolution on the choice of Chairman of a general meeting) shall be decided on a show of hands, where each shareholder who is present at the meeting has one vote regardless of the number of shares held, unless a poll is demanded. Shareholders entitled to vote at general meetings may appoint proxies who are entitled to vote, attend and speak at general meetings. Two shareholders present in person or by proxy constitute a quorum for purposes of a general meeting of the Company. Under English law, shareholders of a public company such as the Company are not permitted to pass resolutions by written consent. Record holders of the Company’s ADSs are entitled to attend, speak and vote on a poll or a show of hands at any general meeting of the Company’s shareholders by the depositary’s appointment of them as corporate representatives or proxies with respect to the underlying ordinary shares represented by their ADSs. Alternatively, holders of ADSs are entitled to vote by supplying their voting instructions to the depositary or its nominee who will vote the ordinary shares underlying their ADSs in accordance with their instructions. Holders of the Company’s ADSs are entitled to receive notices of shareholders’ meetings under the terms of the deposit agreement relating to the ADSs. Employees who hold shares in a vested nominee share account are able to vote through the respective plan’s trustees. Note there is now a vested share account with Computershare (in respect of shares arising from a SAYE exercise) and Equatex (MyShareBank). Holders of the Company’s 7% cumulative fixed rate shares are only entitled to vote on any resolution to vary or abrogate the rights attached to the fixed rate shares. Holders have one vote for every fully paid 7% cumulative fixed rate share. Shareholder information (continued)

Strategic report Governance Financials Other information 237 Vodafone Group Plc  Annual Report on Form 20-F 2022 Liquidation rights In the event of the liquidation of the Company, after payment of all liabilities and deductions in accordance with English law, the holders of the Company’s 7% cumulative fixed rate shares would be entitled to a sum equal to the capital paid up on such shares, together with certain dividend payments, in priority to holders of the Company’s ordinary shares. The holders of the fixed rate shares do not have any other right to share in the Company’s surplus assets. Pre-emptive rights and new issues of shares Under section 549 of the Companies Act 2006 Directors are, with certain exceptions, unable to allot the Company’s ordinary shares or securities convertible into the Company’s ordinary shares without the authority of the shareholders in a general meeting. In addition, section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006 which include the Company’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s Articles of Association allow shareholders to authorise Directors for a period specified in the relevant resolution to allot (i) relevant securities generally up to an amount fixed by the shareholders; and (ii) equity securities for cash other than in connection with a pre-emptive offer up to an amount specified by the shareholders and free of the pre-emption restriction in section 561. At the 2021 AGM the amount of relevant securities fixed by shareholders under (i) above and the amount of equity securities specified by shareholders under (ii) above were in line with the Pre-Emption Group’s Statement of Principles. Further details of such proposals are provided in the 2022 Notice of AGM. Disclosure of interests in the Company’s shares There are no provisions in the Articles of Association whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage although such requirements exist under the Disclosure Guidance and Transparency Rules. General meetings and notices Subject to the Articles of Association, AGMs are held at such times and place as determined by the Directors of the Company. The Directors may also, when they think fit, convene other general meetings of the Company. General meetings may also be convened on requisition as provided by the Companies Act 2006. An AGM is required to be called on not less than 21 days’ notice in writing. Subject to obtaining shareholder approval on an annual basis, the Company may call other general meetings on 14 days’ notice. The Directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the Directors but not later than 21 days before the date the relevant notice is sent. The notice may also specify the record date, the time of which shall be determined in accordance with the Articles of Association and the Companies Act 2006. Under section 336 of the Companies Act 2006 the AGM must be held each calendar year and within six months of the Company’s year end. Variation of rights If at any time the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act 2006, either with the consent in writing of the holders of three quarters in nominal value of the shares of that class or at a separate meeting of the holders of the shares of that class. At every such separate meeting all of the provisions of the Articles of Association relating to proceedings at a general meeting apply, except that (i) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds; (ii) any person present in person or by proxy may demand a poll; and (iii) each shareholder will have one vote per share held in that particular class in the event a poll is taken. Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in sharing in profits or assets of the Company or by a redemption or repurchase of the shares by the Company. Limitations on transfer, voting and shareholding As far as the Company is aware there are no limitations imposed on the transfer, holding or voting of the Company’s ordinary shares other than those limitations that would generally apply to all of the shareholders, those that apply by law (e.g. due to insider dealing rules) or those that apply as a result of failure to comply with a notice under section 793 of the Companies Act 2006. No shareholder has any securities carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities. Documents on display The Company is subject to the information requirements of the Exchange Act applicable to foreign private issuers. In accordance with these requirements the Company files its Annual Report on Form 20-F and other related documents with the SEC. These documents may be inspected at the SEC’s public reference rooms located at 100 F Street, NE Washington, DC 20549. Information on the operation of the public reference room can be obtained in the United States by calling the SEC on +1-800-SEC-0330. In addition, some of the Company’s SEC filings, including all those filed on or after 4 November 2002, are available on the SEC’s website at sec.gov. Click to download a copy of the Company’s Articles of Association. Copies can also be obtained from the Company’s registered office Material contracts At the date of this Annual Report the Group is not party to any contracts that are considered material to its results or operations except for: – its EUR 3,840,000,000 (as increased to EUR 3,990,000,000) and USD 3,935,000,000 (as increased to USD 4,004,000,000) revolving credit facilities which are discussed in note 21 “Borrowings” to the consolidated statements; – the Contribution and Transfer Agreement dated 31 December 2016, as amended, relating to the contribution and/or transfer of shares in Ziggo Group Holding B.V. and Vodafone Libertel B.V. to Lynx Global Europe II B.V. and the formation of the Netherlands joint venture; – the Implementation Agreement dated 20 March 2017, as amended, relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group as detailed in note 27 “Acquisitions and disposals” to the consolidated financial statements; – the Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel; – the Sale and Purchase Agreement dated 9 May 2018 relating to the purchase of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic; – the Transitional Services Agreement dated 31 July 2019 relating to services and cooperation relating to the sale of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic; and – the Deed of Merger dated 31 March 2020 relating to the combination of Vodafone Italy’s towers with INWIT’s passive network infrastructure. Exchange controls There are no UK Government laws, decrees or regulations that restrict or affect the export or import of capital including, but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group’s operations.

Strategic report Governance Financials Other information 238 Vodafone Group Plc  Annual Report on Form 20-F 2022 Taxation As this is a complex area investors should consult their own tax adviser regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances. This section describes, primarily for a US holder (as defined below), in general terms, the principal US federal income tax and UK tax consequences of owning or disposing of shares or ADSs in the Company held as capital assets (for US and UK tax purposes). This section does not, however, cover the tax consequences for members of certain classes of holders subject to special rules including, for example, US expatriates and former long-term residents of the United States; officers and employees of the Company; holders that, directly, indirectly or by attribution, hold 5% or more of the Company’s stock (by vote or value); financial institutions; insurance companies; individual retirement accounts and other tax-deferred accounts; tax-exempt organisations; dealers in securities or currencies; investors that will hold shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes; investors holding shares or ADSs in connection with a trade or business conducted outside of the US; or US holders whose functional currency is not the US dollar. A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes: – an individual citizen or resident of the United States; – a US domestic corporation; – an estate, the income of which is subject to US federal income tax regardless of its source; or – a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes. If an entity or arrangement treated as a partnership for US federal income tax purposes holds the shares or ADSs, the US federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the tax treatment of the partnership. Holders that are entities or arrangements treated as partnerships for US federal income tax purposes should consult their tax advisers concerning the US federal income tax consequences to them and their partners of the ownership and disposition of shares or ADSs by the partnership. This section is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the tax laws of the UK, the Double Taxation Convention between the United States and the UK (the ‘treaty’) and current HM Revenue and Customs (‘HMRC’) published practice, all as of the date hereof. These laws and such practice are subject to change, possibly on a retroactive basis. This section is further based in part upon the representations of the depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For the purposes of the treaty and the US-UK double taxation convention relating to estate and gift taxes (the ‘Estate Tax Convention’), and for US federal income tax and UK tax purposes, this section is based on the assumption that a holder of ADRs evidencing ADSs will generally be treated as the owner of the shares in the Company represented by those ADRs. Investors should note that a ruling by the first-tier tax tribunal in the UK has cast doubt on this view, but HMRC have stated that they will continue to apply their long-standing practice of regarding the holder of such ADRs as holding the beneficial interest in the underlying shares. Similarly, the US Treasury has expressed concern that US holders of depositary receipts (such as holders of ADRs representing our ADSs) may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between such holders and the issuer of the security underlying the depositary receipts, or a party to whom depositary receipts or deposited shares are delivered by the depositary prior to the receipt by the depositary of the corresponding securities, has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions may also be inconsistent with the claiming of the reduced tax rates that may be applicable to certain dividends received by certain non-corporate holders, as described below. Accordingly, (i) the creditability of any UK taxes and (ii) the availability of the reduced tax rates for any dividends received by certain non-corporate US holders, each as described below, could be affected by actions taken by such parties or intermediaries. Generally exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK tax other than stamp duty or stamp duty reserve tax. Taxation of dividends UK taxation Under current UK law, there is no requirement to withhold tax from the dividends that we pay. Shareholders who are within the charge to UK corporation tax will be subject to corporation tax on the dividends we pay unless the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends we pay would generally be exempt. Individual shareholders in the Company who are resident in the UK will be subject to the income tax on the dividends we pay. Dividends will be taxable in the UK at the dividend rates applicable where the income received is above the dividend allowance (currently £2,000 per tax year) which is taxed at a nil rate. Dividend income is treated as the highest part of an individual shareholder’s income and the dividend allowance will count towards the basic or higher rate limits (as applicable) which may affect the rate of tax due on any dividend income in excess of the allowance. US federal income taxation Subject to the passive foreign investment company (‘PFIC’) rules described below, a US holder is subject to US federal income taxation on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US holders should therefore assume that any distribution by the Company with respect to shares will be reported as ordinary dividend income. Dividends paid to a non-corporate US holder will be taxable to the holder at the reduced rate normally applicable to long-term capital gains provided that certain requirements are met. Dividends must be included in income when the US holder, in the case of shares, or the depositary, in the case of ADSs, actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Shareholder information (continued)

Strategic report Governance Financials Other information 239 Vodafone Group Plc  Annual Report on Form 20-F 2022 The amount of the dividend distribution to be included in income will be the US dollar value of the pound sterling or euro payments made determined at the spot pound sterling/US dollar rate or the spot euro/ US dollar rate, as applicable, on the date the dividends are received by the US holder, in the case of shares, or the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into US dollars at that time. If dividends received in pounds sterling or euros are converted into US dollars on the day they are received, the US holder generally will not be required to recognise any foreign currency gain or loss in respect of the dividend income. Where UK tax is payable on any dividends received, a US holder may be entitled, subject to certain limitations, to a foreign tax credit in respect of such taxes. Taxation of capital gains UK taxation A US holder that is not resident in the UK will generally not be liable for UK tax in respect of any capital gain realised on a disposal of our shares or ADSs. However, a US holder may be liable for both UK and US tax in respect of a gain on the disposal of our shares or ADSs if the US holder: – is a citizen of the United States and is resident in the UK; – is an individual who realises such a gain during a period of “temporary non-residence” (broadly, where the individual becomes resident in the UK, having ceased to be so resident for a period of five years or less, and was resident in the UK for at least four out of the seven tax years immediately preceding the year of departure from the UK); – is a US domestic corporation resident in the UK by reason of being centrally managed and controlled in the UK; or – is a citizen or a resident of the United States, or a US domestic corporation, that has used, held or acquired the shares or ADSs in connection with a branch, agency or permanent establishment in the UK through which it carries on a trade, profession or vocation in the UK. In such circumstances, relief from double taxation may be available under the treaty. Holders who may fall within one of the above categories should consult their professional advisers. US federal income taxation Subject to the PFIC rules described below, a US holder that sells or otherwise disposes of our shares or ADSs generally will recognise a capital gain or loss for US federal income tax purposes equal to the difference, if any, between the US dollar value of the amount realised and the holder’s adjusted tax basis, determined in US dollars, in the shares or ADSs. This capital gain or loss will be a long-term capital gain or loss if the US holder’s holding period in the shares or ADSs exceeds one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations. Additional tax considerations UK inheritance tax An individual who is domiciled in the United States (for the purposes of the Estate Tax Convention) and is not a UK national will not be subject to UK inheritance tax in respect of our shares or ADSs on the individual’s death or on a transfer of the shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax is paid, unless the shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and was not a UK national. Where the shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the estate tax convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid. UK stamp duty and stamp duty reserve tax Stamp duty will, subject to certain exceptions, be payable on any instrument transferring our shares to the custodian of the depositary at the rate of 1.5% on the amount or value of the consideration if on sale or on the value of such shares if not on sale. Stamp duty reserve tax (‘SDRT’), at the rate of 1.5% of the amount or value of the consideration or the value of the shares, could also be payable in these circumstances but no SDRT will be payable if stamp duty equal to such SDRT liability is paid. Following rulings of the European Court of Justice and the first-tier tax tribunal in the UK, HMRC have confirmed that the 1.5% SDRT charge will not be levied on an issue of shares to a depositary receipt system on the basis that such a charge is contrary to EU law. The effect of this EU case law will continue to be recognised and followed in the United Kingdom pursuant to the provisions of the European Union (Withdrawal) Act 2018, even though the United Kingdom is no longer part of the EU, and HMRC’s published practice remains that the 1.5% charge will remain disapplied in such cases. No stamp duty should in practice be required to be paid on any transfer of our ADSs provided that the ADSs and any separate instrument of transfer are executed and retained at all times outside the UK. A transfer of our shares in registered form will attract ad valorem stamp duty generally at the rate of 0.5% of the purchase price of the shares. There is no charge to ad valorem stamp duty on gifts. SDRT is generally payable on an unconditional agreement to transfer our shares in registered form at 0.5% of the amount or value of the consideration for the transfer, but if, within six years of the date of the agreement, an instrument transferring the shares is executed and stamped, any SDRT which has been paid would be repayable or, if the SDRT has not been paid, the liability to pay the tax (but not necessarily interest and penalties) would be cancelled. However, an agreement to transfer our ADSs will not give rise to SDRT. PFIC rules We do not believe that our shares or ADSs will be stock of a PFIC for US federal income tax purposes for our current taxable year or the foreseeable future. This conclusion is a factual determination that is made annually and thus is subject to change. If we are a PFIC, US holders of shares would be required (i) to pay a special US addition to tax on certain distributions and (ii) any gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as a capital gain unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs. Otherwise a US holder would be treated as if he or she has realised such gain and certain “excess distributions” rateably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. An interest charge in respect of the tax attributable to each such preceding year beginning with the first such year in which our shares or ADSs were treated as stock in a PFIC would also apply. In addition, dividends received from us would not be eligible for the reduced rate of tax described above under “Taxation of dividends – US federal income taxation”. Back-up withholding and information reporting Payments of dividends and other proceeds to a US holder with respect to shares or ADSs, by a US paying agent or other US intermediary will be reported to the Internal Revenue Service and to the US holder as may be required under applicable regulations. Back-up withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain US holders are not subject to back-up withholding. US holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of shares or ADSs, including requirements related to the holding of certain foreign financial assets.

Strategic report Governance Financials Other information 240 Vodafone Group Plc  Annual Report on Form 20-F 2022 The Company was incorporated under English law in 1984 as Racal Strategic Radio Limited (registered number 1833679). After various name changes, 20% of Racal Telecom Plc share capital was offered to the public in October 1988. The Company was fully demerged from Racal Electronics Plc and became an independent company in September 1991 at which time it changed its name to Vodafone Group Plc. Since then we have entered into various transactions which impacted on the development of the Group. The most significant in the year ended 31 March 2022 are summarised below. – On 24 February 2022, the Group sold 63.6 million shares in Indus Towers Limited (‘Indus’) through an accelerated book build offering which generated net proceeds of approximately INR 14.2 billion (US$189 million). Following this transaction, the Group held 694.2 million shares in Indus, equivalent to a 25.8% shareholding. – On the same date, Vodafone entered into an agreement with Bharti Airtel Limited (one of the existing promoters of Indus, ‘Bharti’), to sell a further 127.1 million shares in Indus, equivalent to 4.7% of Indus’ outstanding share capital. The transaction was completed on 29 March 2022, following which Vodafone held 567.2 million shares in Indus, equivalent to a 21.0% shareholding. – On 3 March 2022, Vodafone Idea Limited (‘Vi’) announced an equity raise of up to INR 45 billion (US$600 million) by way of a preferential allotment (the ‘Vi Capital Raise’). The Vi Capital Raise was completed on 31 March 2022, with the Group contributing INR 33.75 billion (US$445 million) using the net proceeds realised through the earlier sale of Indus shares. Following the Vi Capital Raise, Vodafone’s holding in Vi was equivalent to a 47.6% shareholding. Read more in our financial statements, note 12 ‘Investments in associate and joint arrangements’ Introduction Our operating companies are generally subject to regulation governing their business activities. Such regulation typically takes the form of industry-specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities. The following section describes the regulatory frameworks and the key regulatory developments at national and regional level and in the European Union (‘EU’), in which we had significant interests during the year ended 31 March 2022. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters. European Union (‘EU’) The European Electronic Communications Code (‘Code’) has updated the telecoms regulatory framework in Europe. The Code should have been transposed by Member States in Europe by December 2020. However, as of the end of March 2022, only some of the EU governments within our footprint have done that: Germany, Italy, Hungary, Greece, Czech Republic, Netherlands (and UK). In other markets – namely Spain, Portugal, Romania and Ireland – the law is still in the review and/or approval process. Given the delay, the European Commission (‘EC’) has started infringement procedures and warned the remaining Member States that in case of further delays the breach will be referred to the Court of Justice of the European Union (‘CJEU’). In April 2021, the EC published its AI regulation (‘AI Act’) setting out a number of prohibited AI use cases and new requirements for providers of high-risk AI. Negotiations on the AI Act are progressing slowly, with the Council of the European Union (‘Council’) looking to conduct a first reading on the file before the end of the French Presidency in June 2022, and the European Parliament aiming to adopt its position in a plenary vote in November 2022, paving the way for trilogue talks on the file to conclude in early/mid 2023. Negotiations on the Digital Services Act package (consisting of the Digital Services Act (‘DSA’) and the Digital Markets Act (‘DMA’)) continue. On 24 March 2022, political negotiators in the EU Institutions reached agreement on the text of the DMA. This included a number of technical amendments from the December 2021 text, and compromises relevant to the financial thresholds for those platforms that fall within scope, the exact nature of some of the specific obligations (e.g. interoperability) and also fines (under the agreed text, gatekeepers can be sanctioned up to 10% of their annual worldwide turnover in the case of first infringements, and up to 20% in the case of repeated infringements). The DMA is expected to be formally adopted in 2022, and enter into force in early 2023. Negotiations on the DSA are progressing and will likely be concluded during the Czech Presidency in the second half of 2022. In February 2022, the EC published its proposal for a regulation laying down harmonised rules on fair access to and fair use of data (the ‘Data Act’). The Data Act will be a regulation that aims to facilitate the sharing and reuse of non-personal data in the single market, removing current obstacles and clarifying the rights of various parties involved in generating and sharing data. The regulation applies to manufacturers of connected devices, data holders, recipients, and providers of data processing services (cloud service providers) who will be subject to new requirements to support switching and interoperability, while maintaining a minimum service functionality. In February 2021, the EC proposed the prolongation of the Roaming Regulation for 10 years in order to ensure the continuation of Roam- Like-at-Home (‘RLAH’). The political agreement between the European Parliament and the Council was reached in December 2021 and the new regulation shall enter into force on 1 July 2022. The new regulation reduces the wholesale caps for all services (data, voice and SMS) and brings new measures on transparency (including on the use of non-terrestrial networks), quality of service and access to emergency communications. History and development Regulation

Strategic report Governance Financials Other information 241 Vodafone Group Plc  Annual Report on Form 20-F 2022 In March 2021, the EC published a ‘Connectivity Toolbox’, which is a joint deliverable of Member States and the EC containing best practices on network cost reduction, spectrum authorisation for 5G, the environmental footprint and environmental impact assessment of networks as well as electronic magnetic fields (‘EMF’). Member States are in the process of implementing the toolbox. The objective of this toolbox is to reduce the cost of broadband deployment in Europe for network operators while the EC is in the process of revising the Broadband Cost Reduction Directive (‘BCRD’). The BCRD proposal is expected to be published in September 2022. In September 2021, the EC published a legislative proposal for a Decision of the European Parliament and of the Council establishing the 2030 Policy Programme ‘Path to the Digital Decade’. The proposal sets ambitious targets to be met by Member States by 2030 on the following four key pillars: a digitally skilled population and highly skilled digital professionals; secure and sustainable digital infrastructures (target is to have all European households connected to gigabit speeds and all populated areas covered by 5G); digital transformation of businesses; and digitisation of public services. The European Parliament and Council will need to endorse the targets through the regular EU legislative procedure. Furthermore, in February 2022 the EC proposed European digital rights and principles, covering issues including inclusion, freedom of choice online, online safety and security, and sustainable digitisation. Addressing the challenges posed by the COVID-19 pandemic, the Next Generation EU package is the Union’s means to support the recovery processes in EU Member States. The bulk of the proposed recovery measures are funded by a new temporary recovery instrument, the EU Recovery and Resilience Facility (‘RRF’), worth nearly €750 billion, which was adopted in December 2020. A significant amount is allocated towards digital and green initiatives, with a minimum threshold of 20% of the RRF to be allocated to digital and 37% to green initiatives. As of 31 March 2022, the EC had approved the national plans under the RRF for 24 EU Member States, of which Czech Republic, Germany, Greece, Ireland, Italy, Portugal, Romania and Spain are within Vodafone’s footprint. In March 2022, the European Body of Regulators (‘BEREC’) published a draft update to the BEREC Guidelines on Net Neutrality, in response to the recent CJEU rulings on zero-rating practices. BEREC interprets the rulings to prohibit all price-differentiation practices that are not application agnostic. This would include Vodafone Pass tariff, which is currently offered in eight EU markets. Stakeholders had until 14 April 2022 to provide feedback, and BEREC intends to publish the final Guidelines in June 2022. Germany In October 2021, the national regulatory authority (‘BNetzA’) published its draft regulation regarding the wholesale access markets (so-called Market 3a). In the draft, BNetzA proposes no significant changes in relation to the regulation of the copper network access but has suggested a light touch regulation of fibre access (‘FTTH’). For the first time in Germany, an access regime based on full equivalence of input (‘EoI’) is intended to enforce the equal treatment of wholesale demand and Deutsche Telekom’s (‘DT’) retail arm. In addition, BNetzA proposes improved access to DT’s passive infrastructure (ducts, masts) with significant market power (‘SMP’) obligations to open DT’s passive network, including regulated prices for the first time. This would ensure Vodafone Germany’s wholesale-based very high-speed digital subscriber line (‘VDSL’) business in the future, improve cost effective build out of Vodafone Germany’s own networks using ducts, and eliminate the risk of complete deregulation of DT’s fibre networks. The final regulation for the wholesale access markets is expected by the end of the second quarter of 2022. Licences for frequency allocations at 800MHz, parts of 1800MHz, and 2600MHz will expire at the end of 2025. Vodafone Germany currently holds allocations at 800MHz and 2600MHz. BNetzA is therefore assessing its options on how to proceed on the reallocation of this spectrum. It may either re-auction the spectrum, or prolong the existing licences, or a combination of these. BNetzA is currently consulting with stakeholders on approach and is expected to make a final decision on next steps by end of 2023 at the latest. In response to a preliminary reference from the National Court in Germany, on 2 September 2021, the CJEU issued three judgments related to zero-rated commercial offers of Vodafone Germany and DT. The judgements concluded that the specific zero-rated offers that were the subject of the judgments, and which included an exclusion of roaming or tethering, or a limitation on the bandwidth for certain categories of application respectively, were not compliant with the Open Internet Regulation (‘OIR’). On 27 April 2022, BNetzA consequently issued an order, announcing that Vodafone Pass is not compliant with OIR, and that Vodafone Germany must, firstly, stop marketing Pass from 1 July 2022 and must migrate existing Pass customers to alternative tariffs by 31 March 2023. The IT Security Draft Law (‘IT SiG 2.0’), which lays down rules for using vendors of critical components in critical infrastructure, was adopted in May 2021. IT SiG 2.0 envisages two pillars to ensure network security based on, firstly, mandatory certification of critical components and, secondly, establishing the trustworthiness of the vendors of such critical components following clearly defined criteria and processes. To the extent these are not met, there will be the possibility of removing components from untrustworthy vendors. Components are deemed critical when they are used for ‘critical functions’, which are defined by BNetzA in agreement with the Federal Office for Information Security (‘BSI’). Italy In March 2017, the national regulatory authority (‘AGCOM’) imposed a minimum billing period of one month for fixed and convergent offers, effective by the end of June 2017. The operators appealed AGCOM’s resolution before the Administrative Court and the appeal was rejected in February 2018. Vodafone Italy filed an appeal before the Council of State and after the public hearing held in July 2020, the Council of State issued a preliminary referral to the CJEU in order to assess if AGCOM has the power to impose minimum and binding billing periods under EU law. The date for the first hearing has not yet been set. In January 2020, the national competition authority (‘AGCM’) ruled that Vodafone Italy, Telecom Italia (‘TIM’), Fastweb and WindTre had coordinated their commercial strategies relating to the transition from four-week billing (28 days) to monthly billing, with the maintenance of an 8.6% price increase, in violation of Art.101 of Treaty on the Functioning of the EU (‘TFEU’). In July 2021, the Administrative Tribunal published its judgment annulling the AGCM’s decision and fine against Vodafone Italy for lack of evidence, accepting all of Vodafone Italy’s defensive arguments. According to the Tribunal, the alleged infringement was in fact the outcome of the companies’ independent choices to comply with legislation imposing an obligation to issue customer bills on a monthly basis. Prior to the Tribunal decision, Vodafone Italy had agreed to pay the €60 million fine in 15 monthly instalments of €4 million each. Following the Tribunal decision, Vodafone Italy started the process to be reimbursed for the two instalments, totalling €8 million, paid so far. The AGCM has submitted an appeal against the Tribunal decision to the Council of State. The process is ongoing. The frequencies in the 2.1GHz band have been renewed until 2029. Vodafone Italy paid €240 million in April 2021 for the renewal. In April 2021, AGCOM started a public consultation on the co-investment commitments presented by TIM in January 2021. On the basis of the public consultation, AGCOM asked TIM to make some amendments to the co-investment offer. TIM accepted the amendments and published a

Strategic report Governance Financials Other information 242 Vodafone Group Plc  Annual Report on Form 20-F 2022 final version of the co-investment offer on their website in January 2022. AGCOM is now considering the monitoring activity that will be implemented on the co-investment offers, but this is still subject to approval. In accordance with Article 76 of the Code, once a network co-investment is approved, then a national regulatory authority (‘NRA’) may deregulate any new fibre network developed through the co-investment offer. Therefore, upon receiving the final co-investment offer from TIM in December 2021, AGCOM commenced a consultation on its proposed de-regulation of any network rolled out on the basis of the co-investment offer. The consultation process is now closed, and on 16 May 2022, AGCOM notified the final co-investment offer of TIM, and its proposal to de-regulate networks created under the co-investment offer, to the EC. The EC has 30 days to evaluate the proposals and issue an opinion. If there are no objections from the Commission, AGCOM will adopt its final decision. On 7 June, the AGCOM Board acknowledged TIM’s unilateral decision to amend the co-investment offer, with the provision of a price indexation mechanism to take inflation into account. As this change is substantial, AGCOM have decided to recall the notification sent to the Commission on the 16 May, and start a new public consultation once they have received the revised co-investment offer from TIM. There is no announced timeline for the new public consultation. United Kingdom In March 2021, Vodafone Ltd acquired 40MHz of 3.6GHz spectrum expiring in 2041 for £176 million. Within the negotiation stage of the auction, Vodafone Ltd and Telefónica agreed to trade spectrum, subject to regulatory approval, so that Vodafone Ltd’s holdings in the 3.4-3.6GHz band will be sufficiently proximate to be efficiently used by network equipment. Regulatory approval was granted in August 2021, and there will now be a transition period until 2025 as the trade is implemented. Vodafone Ltd’s total holdings in 3.4-3.6GHz are 90MHz, with fees payable from 2038. The 2100MHz band, originally awarded for 3G usage, became liable to £17 million per annum fees from January 2022, coinciding with depreciation of the fee paid at auction (the national regulatory authority (‘Ofcom’) levies annual fees on spectrum after an initial 20-year term). Ofcom is conducting a review of the UK mobile market, which commenced in May 2021. It is the first review of its kind, seeking to review the overall market structure and the ability of the market to fulfil the investment challenges that lie ahead. It runs alongside the government’s Wireless Infrastructure Strategy review, which is focused on future technologies and infrastructure evolution in the sector, with a particular focus on outcomes in the second half of the decade. Both projects are expected to conclude in the next 12 months. Ofcom’s review of Net Neutrality rules is also underway. While the UK is still committed to high-level open internet alignment under the terms of the UK/EU trade deal, there is recognition that some reform is needed to ensure the potential of applications, devices and future technology is not constrained by the current rules. Ofcom has not published an indicative timeline for the completion of its review. In November 2021, the Telecommunications Security Act (‘TSA’) was passed into legislation. This modified the Communications Act to allow the Secretary of State to issue High Risk Vendor (‘HRV’) designations that restrict the usage of named equipment suppliers. In February 2022, a draft HRV designation relating to Huawei products, which Vodafone Ltd uses in its radio access network, was issued for consultation. Measures being consulted on restrict the use of Huawei in the UK’s telecoms networks, including the removal of Huawei from 5G networks by the end of 2027. The consultation closed in March 2022. The TSA also allows the Secretary of State to issue security regulations requiring providers of electronic communications networks and services to comply with a specified Code of Practice. In March 2022, the Department for Digital, Culture, Media and Sport also launched a consultation on the contents of these security regulations and associated Code of Practice. Ofcom is similarly consulting on the compliance regime associated with the Code of Practice. Spain In February 2020, Vodafone Spain requested that the national regulatory authority (‘CNMC’) extend and modify the commitments in relation to the Movistar-DTS merger in 2015 (which were due to end in April 2020). The CNMC issued a Resolution in July 2020, extending most of the initial commitments for an additional period of three years, in particular ensuring access to Movistar Estrenos and Movistar Series channels. The Resolution also removed the commitment that limited the terms (exclusivity, validity period and period of exploitation) in which Telefónica could acquire subscription video on demand content. Vodafone Spain has appealed this removal. In November 2021, the government initiated the parliamentary process to approve the new Audiovisual Communication Bill Project. The most relevant changes are: (i) amending RTVE Financing law, to eliminate the requirement on MNOs to contribute 0.9% telco revenues to the public corporation RTVE; and (ii) including over-the-top service providers in the requirement to provide 1.5% audiovisual revenue to RTVE. The text will now begin its parliamentary process, where a long-lasting debate is expected due to political divergences. Final approval is expected in the second half of 2022. In October 2021, the CNMC has approved the regulation of the wholesale markets for broadband access (Market 3a and 3b). In particular, it expanded the geographic areas where CNMC requires Telefónica to maintain access obligations for ducts and poles and copper local loop unbundling. In addition, the CNMC brought forward the date by which Telefónica must close its copper exchanges. This will lead to an expedited obligation on Vodafone Spain to remove its collocated equipment from these exchanges. In April 2021, the government approved a Royal Decree-Law amending the General Telecommunications Act. The amendments increase the duration of spectrum band concessions to a minimum of 20 years and allow for the possibility to extend this initial period, from a minimum of five and maximum of 20 years. The amendments also make it possible to extend existing concessions by 20 years, but only upon specific approval by the Ministry. In November 2021, the government initiated the parliamentary process to approve the new Telecommunications Bill. The most relevant points included in the draft Bill presented to the Congress by the government are: (i) the possibility of renewal of spectrum licences for all bands that are already assigned, (ii) the possibility of extending contracts for the same duration as the initial period (up to 24 months) and (iii) no specific obligations on OTTs to register as public electronic communications service providers, in line with the Code.The Bill was approved by Parliament on 9 June. In February 2022, the Ministry for Economy and Enterprise approved a Ministerial Decree that regulates the reassignment of the frequencies in the existing 3.4-3.8GHz concessions. This reassignment is a consequence of the granting of two new concessions in 2021. The Ministerial Decree foresees a six-month period in which the four operators holding concessions, Vodafone Spain included, must carry out a coordinated migration of the frequencies according to its new organisation. In July 2021, the spectrum auction for the 700MHz band took place. Vodafone Spain, Orange and Telefónica each won spectrum, with 2x10MHz each. Vodafone Spain paid €350 million. The concessions were formalised by the Ministry for Economy and Enterprise in December 2021, and the operators began the deployment of new 700MHz radio stations network in January 2022. In November 2021, the government published the draft bill regulating customer service for consumers, which will introduce new requirements around the provision of customer care and managing customer complaints, and compensation. It is anticipated that the bill will be approved in the second half of 2022. Regulation (continued)

Strategic report Governance Financials Other information 243 Vodafone Group Plc  Annual Report on Form 20-F 2022 In November 2021, the government approved the modification of the Consumer Law in order to incorporate the Directive (EU) 2019/2161 as regards to better enforcement and modernisation of EU consumer protection rules. This new regulation entered into force in May 2022. In December 2021, the National State Budget 2022 was approved. The law sets a reduction of spectrum fees for a temporary period of two years, which will result in €11.2 million savings for Vodafone Spain. In January 2022, the government launched a consultation for all stakeholders regarding the upcoming auction on the 26GHz band (24.25 – 27.50GHz), to assess demand and technical readiness. Vodafone Spain responded to the consultation in January 2022. The auction is expected to take place during the fourth quarter of 2022. In June 2021, the CNMC approved the merger between MásMóvil and Euskaltel on grounds that the transaction does not significantly alter the competitive situation. The Ministerial Council and Spain’s financial markets regulator (‘CNMV’) have now also approved the proposed takeover. A few months later, in March 2022, Orange and the newly merged MásMóvil announced the start of negotiations to merge their operations in Spain. The transaction is expected to be signed in the second quarter of 2022, and should be completed by the second quarter of 2023, once the appropriate approvals are obtained from the relevant administrative, competition and regulatory authorities. In April 2022, Parliament ratified the Royal Decree-Law on Cybersecurity (‘Cybersecurity Law’). The Cybersecurity Law introduces the concept of high-risk suppliers (‘HRS’) and creates a new framework: (i) for identifying HRS; (ii) limiting the use of HRS in both the Core and the Access networks, including the introduction of timeframes for the removal of HRS from the core and parts of the access network; and (ii) for 5G operators to develop a risk assessment on their networks, and a vendor diversification strategy. Ireland In April 2019, the national regulatory authority (‘ComReg’) published its final decision on Universal Service funding applications by Eircom Ltd (‘eir’) for 2010 to 2015. ComReg found that the net cost of the Universal Service Obligation (‘USO’) did not represent an unfair burden on eir. Subsequently, eir has challenged this decision. The proceedings are ongoing, and Vodafone Ireland is a notice party to these proceedings. In May 2019, ComReg initiated a review of the regulated Weighted Average Cost of Capital (‘WACC’). In its draft decision notified to the EC in June 2020, ComReg proposed the regulated fixed WACC should fall from 8.18% to 5.61%. It was subject to annual review in June 2021 and fell further to 5.56%. ComReg issued its final decision on the Access Network Cost Model, incorporating the reduced WACC in December 2021 with prices effective from 1 March 2022. This decision has been challenged by eir which also sought a stay on pricing changes pending appeal. This was not granted, and undertakings have been provided to the court by Vodafone Ireland and Sky. In December 2020, ComReg published its decision to proceed with the Multi-Band Spectrum Auction. In late January 2021, Three Ireland (Hutchison) Ltd and Three Ireland Services (Hutchison) Ltd (collectively ‘Three’) lodged an appeal to the decision. The proceedings commenced in June 2021 and remain ongoing. ComReg and the Irish government have continued to extend the Temporary Spectrum Measures on 700MHz and 2.1GHz spectrum. The measures are now expected to extend to 1 October 2022. Portugal In October 2021, the main bidding stage of 5G auction ended with Vodafone Portugal acquiring 2x10MHz of 700MHz and 90MHz of 3.6GHz. Rights of Use were issued in November and December 2021. With respect to the auction conditions, Vodafone Portugal began a legal action against the national regulatory authority (‘ANACOM’) in November 2020, with respect to aspects of the auction conditions, including discriminatory measures between new entrants and mobile network operators (‘MNOs’). The Court rejected Vodafone Portugal’s claims in November 2021, and the Rights of Use were issued. However, since the conclusion of the auction, Vodafone Portugal has submitted a court action against ANACOM in relation to the Rights of Use issued and associated obligations. Legal proceedings are ongoing and there is no expected date of conclusion. In June 2019, Vodafone Portugal began a legal action against ANACOM seeking the revocation of Dense Air’s spectrum licence under the ‘use it or lose it’ principle. The legal proceedings are ongoing, with Vodafone Portugal’s latest proceeding, regarding the restrictive impact of Dense Air’s spectrum on Portugal’s 5G auction, being rejected by the Court in June 2021. In July 2021, Vodafone Portugal appealed the rejection to the Administrative Central Court, and the outcome is pending. In July 2020, the national competition authority (‘AdC’) sent Vodafone Portugal and three other national operators a Statement of Objections (‘SO’) alleging that operators formed a cartel to limit competition in telecoms services advertising via the Google search engine. In October 2020, Vodafone Portugal responded to the SO and proceedings are ongoing. Vodafone Portugal has also filed motions and appeals with different authorities regarding procedural irregularities and invalidity of evidence collected during the December 2018 raid at Vodafone Portugal’s premises. In December 2020, a Court decision declared email evidence collected at Vodafone Portugal’s premises to be inadmissible. The decision was appealed by the AdC and the public prosecutor, and appeals are still pending. Vodafone Portugal continues to challenge payment notices totalling €34.8 million issued by ANACOM regarding 2012-2014 extraordinary compensation of Universal Service net costs. In July 2021, the Portuguese government approved a Decree-Law that establishes a social tariff for broadband internet access (‘IST’), which will benefit consumers with low income or with special social needs. Although the Code (which is meant to define the scope of the Universal Service going forward) has not yet been transposed into national law, the IST is qualified by this Decree-Law as Universal Service and all operators are required to provide it under the terms that were defined by the government in November 2021. Vodafone Portugal made the IST offer available on 4 March 2022. In December 2021, the AdC issued a SO against Vodafone Portugal and two other national operators (MEO and NOS) and Accenture with respect to an alleged anti-competitive agreement in the pay TV recordings advertising market and in the market for the provision of pay TV services (due to the introduction of pre-roll advertisings on pay TV set top boxes’ recordings of the three operators). Vodafone Portugal submitted a written defence and evidence in support of its case in March 2022. Vodafone Portugal has also filed an appeal regarding procedural irregularities and invalidity of evidence collected during the October 2021 dawn raid at Accenture’s premises. Procedures are ongoing. In July 2021, ANACOM approved the renewal of Vodafone Portugal and MEO’s rights of use for 900MHz (2x5MHz) and 1800MHz (2x6MHz) until 2033. Although no upfront payment was required, additional coverage obligations were set. For Vodafone Portugal, 44 out of 100 parishes must have 90% of coverage of the population with 100Mbps in one years’ time, starting from when ANACOM approves split of parishes amongst MEO and Vodafone Portugal. Operators must reach an agreement by June 2022.

Strategic report Governance Financials Other information 244 Vodafone Group Plc  Annual Report on Form 20-F 2022 Romania The 5G Security Law was adopted in June 2021. The law gives operators five years to remove high risk vendors from their networks, and replace their equipment with that of authorised vendors for core network, and seven years for radio access networks related to 5G. The authorisation of a vendor is granted by the Supreme Council for National Defence where there is no evidence of identified risks, threats and vulnerabilities to national security and defence. The 5G spectrum auction for 700MHz and 3.5GHz has been delayed until the adoption of the Code. Only short-term, available and existing spectrum in 800MHz, 2600MHz FDD and TDD, and 3.5GHz frequency bands have been auctioned in November 2021. The enforcement of the Code is subject to the final decision of the Constitutional Court, with a resolution expected in May 2022. Greece In September 2021, the Greek government announced the reform of the ‘special mobile tax’, which was previously charged at between 12 and 20% of the mobile tariff, (and VAT of 24% was applied on top of this). Effective from January 2022, this ‘special mobile tax’ was abolished for subscribers aged up to 29 years, and reduced to 10% for all other subscribers. Following the publication of the 5G Auction Tender document, a petition by Greek residents for its annulment, as well as for any future administrative acts, was filed before the Council of the State on the grounds it infringed environmental protection provisions. The hearing was held in January 2022 and the decision is still pending. The national regulatory authority’s (‘EETT’) decision in relation to Wind’s complaint against Vodafone Greece and Cosmote alleging abuse of dominance in relation to calls to mobile networks in Albania is pending. Vodafone Greece appealed EETT’s decision on the mobile virtual network operator (‘MVNO’) access dispute resolution between Vodafone Greece and Nova (ex-Forthnet). Vodafone Greece withdrew from the application of annulment, as Nova requested the termination of its MVNO contract in view of expected future synergies with Wind following the latter’s acquisition by Nova’s parent company, United Group. The development of a margin squeeze test model based on non- discrimination obligation for OTE’s retail plans is currently still pending. Operators have provided their comments on the model, and these have been assessed by EETT. However, the delays in the approval of the new model enabled the incumbent to announce free of charge speed upgrades which the NRA approved under the outdated existing model. Vodafone Greece is challenging the incumbent’s new offers. EETT published a decision on the USO net cost for the period 2012-2016 of total amount €36.8 million for all operators, with Vodafone Greece’s share being about €7.75 million, payable in five annual instalments. In December 2021, Vodafone Greece filed a petition for the annulment of the NRA’s decision before the Administrative Court of Appeal. The hearing is scheduled for June 2022. Vodafone Greece continues its appeal against EETT decisions from 2018, which declared that Vodafone Greece was obliged to pay a total of €9 million to OTE, in consideration of the Universal Services it provided in Greece during the years 2010 and 2011. As part of its appeal, in December 2021 Vodafone Greece raised additional arguments with the Council of State against the EETT’s decisions on the Universal Service Net Cost for the years 2010-11. The hearings are scheduled for May 2022 (for costs for year 2010) and June 2022 (for costs for year 2011). Czech Republic In August 2019, the EC sent a statement of objections to O2 Czech Republic, CETIN and T-Mobile Czech Republic with respect to the competition concerns in relation to the parties’ network sharing agreement. Following commitments offered by the parties in respect of the agreement, on 1 October 2021 the EC announced it was seeking stakeholder feedback on these commitments. A final decision on commitments is expected during the second quarter of 2022. Vodafone Czech Republic filed a complaint to the EC, regarding Czech Republic’s 5G spectrum auction, arguing that the auction terms set by the Czech national regulatory authority (‘CTU’) infringed EU law. The EC dismissed the complaint, and the case is now closed. The re-farming of 3.4-3.8GHz spectrum was completed in September 2021, to provide contiguous spectrum to each spectrum holder in this band. Vodafone Czech Republic has 60MHz. In September 2021, CTU published a draft market analysis of the mobile wholesale access market for comments. The CTU has proposed in its consultation to impose regulation on the wholesale price for mobile voice, SMS, and data. The consultation period ended on 25 October 2021 and CTU notified the draft measure to the EC in November 2021. On 17 February 2022, the EC issued its decision requesting CTU to withdraw its notified proposals. The EC stated in its decision that the three criteria test was not met, and ex ante regulation based on the joint SMP finding was unjustified. In October 2021, CTU published a proposal to deregulate the wholesale central access provided at a fixed location for mass-market products and significantly reduce the scope of regulation on the market of wholesale local access provided at a fixed location. CTU is expected to notify the proposals to the EC during 2022. Hungary In January 2021, the national regulatory authority (‘NMHH’) published its market analysis decision for wholesale voice call termination on individual mobile networks. Later, in June 2021, NMHH published its decision to maintain obligations regarding transparency, equal treatment, access and interconnection, while the accounting separation obligation was withdrawn. The mobile termination rate from 1 January 2022 was set at HUF 1.67 per minute. Magyar Telekom (‘Telekom’) requested a review of both the market analysis and the obligations in court. In March 2022, the court rejected Telekom’s application for SMP designation. Telekom withdrew its application against the decision imposing the obligation. The case is now closed. In July 2021, NMHH launched a sectoral inquiry on SMS termination service and retail bulk SMS service, based on a concern raised by the Hungarian Competition Office (‘HCO’). HCO has indicated their view that mobile service providers (including Vodafone Hungary) in Hungary may have a uniform pricing practice for SMS termination and bulk SMS. The sectoral inquiry does not have a statutory deadline, and the procedure is still ongoing, but it is expected to conclude during the second quarter of 2022. In September 2021, NMHH published an examination of the justification for maintaining the national domestic directory inquiry service as a Universal Service. The NMHH final decision is to maintain this as a Universal Service, and Magyar Telekom was appointed as national Universal Service operator. The NMHH however decided not to maintain the provision of a printed phone book as a Universal Service. The HCO’s investigation into the network and spectrum sharing and possible collusion in the previous spectrum tender by Magyar Telekom and Yettel (formerly Telenor) is ongoing. In December 2021, HCO closed its sectoral inquiry in audio-visual broadcasting and distribution markets. Regulation (continued)

Strategic report Governance Financials Other information 245 Vodafone Group Plc  Annual Report on Form 20-F 2022 Albania In December 2021, 4iG entered into a purchase agreement with ALBtelecom to acquire 80.27% of its shares and the transaction was approved by the Albanian Competition Authority (‘AK’), who concluded their investigation with no findings at the end of January 2022, allowing the transaction to go forward. Shortly after the ALBtelecom acquisition, in January 2021, 4iG notified the AK of their transaction to acquire 100% of ONE Telecommunications, the second largest mobile operator in Albania. AK decided to open an in-depth investigation into potential creation of horizontal/vertical concentration of the market. The investigation was closed in March 2022, with the approval of the transaction but subject to a number of remedies. From July 2021, roaming surcharge rates have been removed in the ‘West Balkan 6’ (‘WB6’) countries (Albania, Kosovo, Montenegro, Macedonia, Serbia, Bosnia). From these dates, users can RLAH across the WB6 markets. It is possible for operators to implement a Fair Usage Policy for data consumption in order to protect the operator from abusive usage. The national regulatory authority (‘AKEP’) is planning an auction for all bands (3.5MHz, 26GHz, 700MHz). AKEP instructed a consultancy to prepare a 5G Strategy document, to evaluate and recommend details with respect to the auction process and outcomes, and on the freeing up of the 700MHz band. The public consultation on this document closed in December 2021 and is in the process of being approved by AKEP. It is expected that the 5G auction will take place in 2023. The Ministry of Infrastructure and Energy (‘MIE’) has started the process for the transposition of the Code into Albanian legislation with the support of an external consultant. The aim is to fully align Albanian telecommunication legislation with the same standards and rules applied in the EU as a requirement of Chapter 10 ‘Information society & Media’ of the Integration package for the accession of Albania in the EU. African, Middle East Vodacom: South Africa In March 2021, the national regulatory authority (‘ICASA’) published a findings document on its market inquiry into mobile broadband services. ICASA found insufficient competition and designated Vodacom South Africa (‘Vodacom SA’) as having SMP in several relevant markets at wholesale (site access, national roaming) and retail levels, proposing remedies primarily at the wholesale level. ICASA published the Draft Regulations for comment and held public hearings in August 2021. On 31 March 2022, ICASA published the final regulations and reasons document, bringing this process to a conclusion. On 8 March 2022, the spectrum auction commenced in South Africa, which involved an opt-in round for qualifying (non-Tier 1 operators) bidders. The main auction for all the applicants began on 10 March 2022 and concluded on 17 March 2022. Vodacom SA secured 110MHz of spectrum comprising two blocks of 2x5MHz in the 700MHz spectrum band, 80MHz in 2600MHz spectrum band, and 10MHz in 3500MHz spectrum band. On 8 September 2021, e.TV commenced a motion with respect to ICASA and the Minister of Communications and Digital Technologies, with a view to delaying the digital migration process. The motion was heard by the High Court in March 2022, with Vodacom SA intervening to support the Minister and ICASA. The High Court dismissed e.TV’s application, but also deferred the analogue switch off date from 30 March 2022 to 30 June 2022. e.TV has indicated it will appeal against the judgment. On 11 March 2022, the Minister of Communications and Digital Technologies published proposed amendments to the Policy for High Demand Spectrum and Policy direction for comment, specifically on the licensing of the Wholesale Open Access Network (‘WOAN’). Under the proposals, the WOAN is removed as the means to achieve a number of policy objectives i.e. increased service based competition, and empowerment and instead, the policy objectives will be realised using the next generation Radio Frequency Spectrum policy which is currently being drafted for consultation. In May 2021, ICASA published a notice announcing the start of the Review of the Pro-competitive Conditions imposed on relevant licensees in terms of the Call Termination Regulations, to be completed by March 2022. ICASA has now completed the review and published its findings document. This will be followed by cost modelling, to be completed by August 2022, and final regulations, to be published by September 2022. Vodacom: Democratic Republic of the Congo In August 2018, the Customs Authority issued a draft infringement report assessing that there were unpaid duties for alleged smuggled devices bought by Vodacom Democratic Republic of the Congo (‘Vodacom DRC’) which amounted to US$44 million, to which Vodacom DRC objected. In May 2019, Vodacom DRC filed an administrative appeal at the Council of State, which is still pending. In April 2020, a new Decree introduced a Central Equipment Register System (‘CEIR’) and handset certification fees (‘RAM tax’). In November 2020, Vodacom DRC was fined US$2.5 million by way of a Ministerial Decree for alleged shortcomings in its cooperation and implementation of charging mechanisms related to the CEIR system. Vodacom DRC appealed this decision, and requested a suspension of the Decree, but this remains pending. Subsequently, the Council of Ministers repealed the Decree, effective 1 March 2022. Consequently, the national regulatory authority (‘ARPTC’) directed all operators to remove systems implemented for collecting the RAM tax. In March 2022, ARPTC sent letters to Vodacom DRC and other mobile network operators stating that in light of cancellation of the RAM tax, ARPTC requests submission of Vodacom DRC’s know-your-customer (‘KYC’) databases within 72 hours. It remains unclear as to how ARPTC’s request is related to the RAM tax. The industry has requested a meeting with ARPTC to discuss and clarify this request. In January 2021, Vodacom DRC received notice by the Minister of Communications, stating that a December 2020 investigation found non- compliant SIM cards without providing further details. Vodacom DRC sent a letter requesting further information on the details of the investigation. While awaiting a response to its letter in February 2021, Vodacom DRC was fined US$3.65 million by way of a Ministerial Decree for alleged non-compliance. Vodacom DRC initiated legal action and appealed for a stay of the execution of the fine for the duration of the appeal, which was granted. In December 2021, ARPTC eventually submitted a letter identifying seven non-compliant SIMs as being the reason for the fine. Vodacom DRC will challenge the findings as part of the ongoing legal action. On 12 October 2021, the new Communications Act was published (‘the Act’), and is effective from that date, repealing the old Communications Act of 2002. Vodacom DRC and all mobile network operators are to convert their licences to the new regime within 12 months of its publication, at no cost. The licence conversion process is subject to further publication of applicable decrees and implementation measures of the new Act, which is still pending. Vodacom: Tanzania In February 2020, the national regulatory authority (‘TCRA’) issued new SIM Card Registration Regulations to formalise the ‘biometric only’ SIM registration requirement and restrict ownership of the number of SIMs by customers. Since April 2021, Vodacom Tanzania has barred 568,000 SIMs of subscribers who have not completed biometric registration. In December 2021, the TCRA issued its quarterly report on Quality of Service (‘QoS’), in which Vodacom Tanzania has been found non-compliant with several targets under the QoS regulations. As a consequence, Vodacom Tanzania is executing network improvement plans. There is a risk of fines for non-compliance.

Strategic report Governance Financials Other information 246 Vodafone Group Plc  Annual Report on Form 20-F 2022 The Finance Act of 2021 was passed by Parliament effective 1 July 2021. The Finance Act amendments introduced a ‘Mobile Money Levy’, which is a levy to be charged on mobile money transfer transactions, at a rate ranging from TZS10 to 10,000. The levy charged on mobile money transactions started in July 2021. In September 2021, the Regulator issued amended Regulations with immediate effect: (i) Reducing levy charges by 30%, and (ii) Revising the definition of ’Transfer and Withdrawal’, to include mobile banking services and exclude transfers from a bank account to a mobile money account. The Finance Act also introduces an ‘Airtime Levy’, which is a levy to be charged on airtime, at a rate ranging from TZS5 to 223. Vodacom: Mozambique The Communications Regulator (‘INCM’) assigned Vodacom Mozambique temporary spectrum (2x5MHz of 1800 band). This was assigned under a COVID-19 relief programme as a temporary licence. The INCM has subsequently demanded return of the temporary spectrum. Vodacom Mozambique has entered discussions with INCM to potentially acquire this spectrum as a permanent licence. Vodacom: Lesotho In December 2019, the Lesotho Communications Authority (‘LCA’) issued a notice of enforcement against Vodacom Lesotho based on its assertion that the company’s statutory external auditors were not independent, as required by the Companies Act. In September 2020, the LCA issued a penalty of M134 million against Vodacom Lesotho. Despite Vodacom Lesotho reserving its rights for appeal within the statuary timeframe, in October 2020 the LCA issued a notice of revocation of the operating licence of Vodacom Lesotho for failure to pay a penalty of M134 million. Thirty percent of this fine was determined by the LCA to be payable in October 2020 and the balance was suspended for a period of five years, on the condition that Vodacom Lesotho is not found guilty of breaching any of its regulatory obligations in the future. Vodacom Lesotho has launched an application in the Lesotho High Court to have both determinations of the LCA imposing the fine and revoking its operating licence, respectively, reviewed and set aside. The Lesotho High Court has, in the meantime, issued an order interdicting the LCA from, inter alia, enforcing the payment of the said fine and revoking Vodacom Lesotho’s operating licence. The Lesotho High Court heard the matter in December 2020, and Vodacom Lesotho is awaiting judgment. In June 2021, the Minister of Communications issued new SIM and Device Registration Regulations without prior consultations. The Regulations included a requirement for biometric registration and penalties for non-compliance. Subsequently, the Parliament directed the LCA to withdraw the Regulations to allow for a comprehensive public stakeholder consultation prior to promulgating regulations. The LCA initiated the consultation process which closed on 30 September 2021. Vodacom Lesotho made submissions through the consultation process. On 24 December 2021, the Minister of Communications (‘MoC’) promulgated a revised version of the Communications (SIM Registration) Regulations of 2021. The new regulations come into effect as of 24 June 2022 and allow service providers 12 months to meet compliance in respect of existing SIMs. The LCA and/or MoC have powers to extend the compliance timelines. In August 2021, Vodacom Lesotho received approval for the renewal of its 3500MHz trial 5G spectrum (1x100MHz) for a further six-month period expiring 31 March 2022. Vodacom Lesotho commenced its 5G trial in November 2021 and is engaging the LCA to convert the trial licence to a permanent licence. Turkey Since October 2021, a margin squeeze test has been applicable on reference offers. The national regulatory authority (‘ICTA’) is expected to review and approve Türk Telekom’s Reference Offer to establish fibre access model and tariffs as well as to redefine wholesale SLAs. According to ICTA’s 2022 Business Plan, the deadline for completing this review is December 2022, although it is anticipated that this will occur sooner. In September 2019, the Local Court annulled the administrative penalty at the amount of TRL138 million imposed by the Ministry of Trade on Vodafone Turkey, due to the statute of limitation of the investigation period stated in law. Vodafone Turkey entered into a reconciliation procedure with the Ministry of Trade, to reach an agreement to conclude the judicial process, under which Vodafone Turkey has been granted a remission of the TRL138 fine, and in turn Vodafone Turkey has released the right of litigation. Egypt In September 2020, Vodafone Egypt submitted its proposal to acquire 40MHz in response to the national regulatory authority (‘NTRA’) issuance of a bid for spectrum acquisition in the 2600MHz band. In December 2020, Vodafone Egypt’s technical and financial proposal was accepted, and a new License Annex was signed between NTRA and Vodafone Egypt after payment of US$270 million and the remaining 50% to be paid over two years in two equal instalments. Vodafone Egypt has now received the full spectrum bandwidth of 40MHz in the 2600MHz band over two tranches (1st in November 2021 and 2nd in January 2022). The 40MHz are now operational across the network and deployment is progressing. Ghana Vodafone Ghana is involved in an ongoing legal dispute over a parcel of land. The plaintiff contends that, due to irregularities in the documentation, he is due US$16 million in compensation. Vodafone Ghana continues to appeal the claim, which is now sitting with the Supreme Court. The next hearing is due by the end of April 2022. In January 2020, Vodafone Ghana successfully renewed its 900MHz and 1800MHz licences for 10 years, until 2029, pending payment of US$25 million. Vodafone Ghana entered negotiations with the Ministry of Communications and Digitalisation (‘MoCD’) and Ministry of Finance to amend the terms of renewal in relation to increasing duration of licence, payment terms, re-farming rights, and additional 800MHz spectrum, which continue. The MoCD extended the payment deadline date to 31 December 2021. The NRA assigned 2x5MHz of 800MHz frequency band on a temporary basis until June 2021 as part of COVID-19 measures. Use of the temporary spectrum was further extended until 31 December 2021. Currently Vodafone Ghana has successfully temporarily extended the use of the spectrum with the support of the MoCD until discussions for 2G licence renewal are concluded. In October 2021, SIM card re-registration commenced for a period of three months. All SIM cards are expected to be registered with the Ghana Card (biometric national identification card) issued by the National Identification Authority (‘NIA’), the regulator for identification in Ghana. Due to insufficient registrations, the MoCD extended the deadline for registration from 31 March 2022 to 30 July 2022. Regulation (continued)

247 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Overview of spectrum licences at 31 March 2022

	700MHz	800MHz	900MHz	1400/1500MHz	1800MHz	2.1GHz	2.6GHz	3.5GHz
	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)
Germany	2x10 (2033)	2x10 (2025)	2x10 (2033)	20 (2033)	2x25 (2033)	2x15[2] (2040)	2x20+25 (2025)	90 (2040)
						2x5[2] (2025)		
Italy	2x10 (2037)	2x10 (2029)	2x10 (2029)	20 (2029)	2x15 (2029)	2x15 (2029)	2x15 (2029)	80 (2037)
					2x5[3] (2029)			
UK[4]	n/a	2x10 (2033)	2x17.4	20 (2023)	2x5.8	2x14.8	2x20+25 (2033)	50 (2038)
								40 (2041)[5]
Spain	2X10 (2041)[6]	2x10 (2031)	2x10 (2028)	n/a	2x20 (2030)	2x15+5 (2030)	2x20+20 (2030)	90 (2038)
Ireland	n/a[7]	2x10 (2030)	2x10 (2030)	n/a	2x25 (2030)	2x15 (2022)	n/a	105[8] (2032)
Portugal	2X10 (2041)	2x10 (2027)	2x5 (2033)	n/a	2x6 (2033)	2x20 (2033)	2x20+25 (2027)	90 MHz (2041)
			2x5[3] (2027)		2x14[3] (2027)			
Romania	n/a	2x10 (2029)	2x10 (2029)	n/a	2x30 (2029)	2x15 (2031)	n/a[9]	40 (2025)
Greece	2x10(2036)	2x10 (2030)	2x15 (2027)	n/a	2x10 (2027)	2x20 (2036)	2x20+20 (2030)	140 (2035)
					2x15[3] (2035)			
Czechia	2x10 (2036)	2x10 (2029)	2x10 (2029)	n/a	2x27 (2029)	2x20 (2025)	2x20 (2029)	60 (2032)
Hungary	2x10 (2035)[10]	2x10 (2029)	2x10 (2022)	n/a	2x15 (2022)	2x15 (2027)	2x20+25 (2029)	60 (2034)
			2x1[3] (2029)		2x20(2037)[10]	2x5[3] (2035)[10]		50[3] (2035)[10]
			2x9 (2037)[10]					
Albania	n/a	2x10 (2034)	2x8 (2031)	n/a	2x9 (2031)	2x15+5 (2025)	2x20+20 (2030)	n/a
			2x2[3] (2030)		2x14[3] (2030)	2x5[3] (2029)		
			2x4[3] (2024)[11]		2x5[3] (2024)[11]	2x5[3] (2031)[11]		
Vodacom South Africa[12]	2x10	n/a	2x11[13]	n/a	2x12	2x15[13]	80	10
Vodacom: Democratic Republic of the Congo	n/a	2x10 (2038)	2x6 (2038)	n/a	2x18 (2038)	2x10+15 (2032)	n/a	2x15 (2026)
Lesotho	n/a	2x20[14]	2x22[14]	n/a	2x30[14]	2x20[14]	n/a	2x21[14] (2036)
								79 (Trial)
Mozambique	n/a	2x10 (2039)	2x8 (2039)	n/a	2x20(2039)	2x15+5 (2039)	n/a	100[15] (2024)
						2x5[3] (2022)		
Tanzania	2x10 (2033)	n/a	2x12.5 (2031)	n/a	2x10 (2031)	2x15 (2031)	n/a	2x7+2x14 (2031)
Turkey	n/a	2x10 (2029)	2x11 (2023)	n/a	2x10 (2029)	2x15+5 (2029)	2x15+10 (2029)	n/a
			2x1.4[3] (2029)					
Egypt	n/a	n/a	2x12.5 (2031)	n/a	2x10 (2031)	2x20 (2031)	40 (2031)[16]	n/a
Ghana	n/a	2x15[17] (2034)	2x8[18] (2034)	n/a	2x10[18] (2034)	2x15[17] (2023)	n/a	n/a

Notes:

1. ALL – Single (or unpaired) blocks of spectrum are used for asymmetric data (non-voice) use; block quantity has been rounded to the nearest whole number.
2. GERMANY – The allocation of 2.1GHz will change to the following: in January 2021 will have 2x15MHz (2040) and 2x5 (2025); in January 2026 will have 2x20MHz (2040).
3. MULTIPLE – Blocks within the same spectrum band but with different licence expiry dates are separately identified.
4. UK – all UK spectrum licences are perpetual so any dates given are the ones from which licence fees become payable, and where no date is given this means that licence fees already apply.
5. UK – Currently in the transition period of the 3.4-3.8GHz defragmentation deal with VMO2. Once the transition is completed in 2025, Vodafone will have 90 MHz with an expiry date of 2038.
6. SPAIN – The initial term of the licence is 20 years, with the option to renew the licence for an additional 20 years as long as the licence conditions have been met.
7. IRELAND – In Ireland a temporary licensing framework for spectrum rights of use on the 700MHz band has been established allowing the use 2X10 MHz. The licence is granted for a 3-month block commencing 1 April 2022 and a further application is then required for an extension from 1 July 2022. The licence granted under regulations shall expire no later than 1 October 2022.
8. IRELAND – 105MHz in cities, 85MHz in regions.
9. ROMANIA – 2.6GHz TDD spectrum was returned to the regulator, effective July 2021.
10. HUNGARY – In Hungary 700MHz, 2.1GHz and 3.5GHz – conditional options of a further five-year extension to 2040; 900MHz, 1.8GHz – the 15-year right of use began April 8th 2022 when original licences expired; conditional options of a further five-year extension to 2042.
11. ALBANIA – spectrum acquired from PLUS' exit from market.
12. SOUTH AFRICA – Vodacom's South African spectrum licences are renewed annually. As part of the migration to a new licensing regime the national regulator has issued Vodacom a service licence and a network licence which will permit Vodacom to offer mobile and fixed services. The service and network licences have a 20-year duration and will expire in 2029. Vodacom South Africa was assigned Provisional spectrum in November 2021 when the Temporary Spectrum regime came to an end. The provisional spectrum assignments expire on 30 June 2022, after which the new permanent post-auction assignments will become effective (values in table correspond to permanent assignments as per the outcome of the 2022 auction).
13. SOUTH AFRICA – South African Regulator has indicated that it has approved Vodacom's 2100MHz licence amendment which effectively returns the 2100TDD spectrum. Surrender of 2X1MHz in 900MHz due to band harmonisation imminent.
14. LESOTHO – Vodacom's Lesotho spectrum licences are attached to a unified services licence and renewed annually. 1x79MHz of 3.5GHz has been licenced on a temporary basis and is pending renewal.
15. MOZAMBIQUE – Mozambique 3.5GHz spectrum for 5G trial which was extended to 2024. 2x5 of 2.1GHz has been acquired on a 3-year lease which has expired in November 2021 and is pending renewal.
16. EGYPT – The first tranche of 20MHz of 2.6GHz was made available In November 2021 and the second tranche of 20MHz was received in January 2022.
17. GHANA – NCA submitted a provisional licence for comments, to which Vodafone Ghana submitted feedback and final licence beyond 2023 is pending.
18. GHANA – Vodafone Ghana has established an agreement with the MoF to renew its license for 15 years along with the permanent assignment of an additional 2x5 800MHz. The agreement is pending written finalisation.

Strategic report Governance Financials Other information 248 Vodafone Group Plc  Annual Report on Form 20-F 2022 MTR Rates Country by region 20191 20201 20211 20221 Europe Germany (€ cents) 0.95 0.90 0.78 0.55 Italy (€ cents) 0.90 0.76 0.67 0.55 UK (GB£ pence) 0.489 0.479 0.468 0.391 Spain (€ cents) 0.67 0.64 0.64 0.55 Ireland (€ cents) 0.79 0.55 0.43 0.43 Portugal (€ cents) 0.39 0.39 0.36 0.36 Romania (€ cents) 0.96 0.76 0.76 0.55 Greece (€ cents) 0.946 0.622 0.622 0.55 Czech Republic (CZK) 0.248 0.248 0.248 0.141 Hungary (HUF) 1.71 1.71 1.71 1.675 Albania (ALL)2 1.22 1.11 1.11 1.11 Africa, Middle East and Asia Pacific Vodacom: South Africa (ZAR) 0.12 0.10 0.09 0.09 Vodacom: Democratic Republic of the Congo (USD) 2.00 2.00 2.00 2.00 Lesotho (LSL/ZAR) 0.15 0.12 0.09 0.09 Mozambique (meticash) (Dollar cents)3 0.39 0.37 0.31 0.25 Tanzania (Tanzanian shillings) 10.40 5.20 2.60 2.00 Turkey (lira) 0.03 0.03 0.03 0.03 Egypt (PTS/Piastres) 11.00 11.00 11.00 11.00 Ghana (peswas)4 4.00 2.80 2.80 2.45 Notes: 1. All MTRs are based on end of financial year values. 2. ALBANIA – There is no official decision so far regarding the reduction of the national MTRs below 1.11 ALL/min. In May 2021 the NRA approved the draft “Results of the cost model of wholesale mobile network services” based on a study by an external consultant. A glidepath was proposed aiming at a maximum MTR of 1.02 ALL/min in 2022 but the NRA never issued a decision imposing the mentioned reduction. 3. MOZAMBIQUE – New cost model completed and glidepath introduced from January 2021. 4. GHANA – The Ghanian Regulator has, since the declaration of MTN as Significant Market Power (‘SMP’), introduced asymmetrical MTRs. Vodafone Ghana pays 2.8 GHp (70% of 4 GHp) and receives 4 GHp from MTN. This 30% discount to operators not declared as having SMP may change subject to a period of 2 years when a new Market Review is to be conducted. Regulation (continued)

Strategic report Governance Financials Other information 249 Vodafone Group Plc  Annual Report on Form 20-F 2022 Form 20-F cross reference guide No other information in this document is included in the 2022 Form 20-F or incorporated by reference into any filings by us under the Securities Act. Please see ‘Documents on display’ on page 237 for information on how to access the 2022 Form 20-F as filed with the SEC. The 2022 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of the 2022 Form 20-F. Item Form 20-F caption Location in this document Page 1 Identity of Directors, senior management and advisers Not applicable – 2 Offer statistics and expected timetable Not applicable – 3 Key information 3B Capitalisation and indebtedness Not applicable – 3C Reasons for the offer and use of proceeds Not applicable – 3D Risk factors Risk factors 59 to 64 4 Information on the Company 4A History and development of the Company History and development 240 Contact details Back cover Shareholder information: Contact details for Equiniti and EQ Shareholder Services 234 Shareholder information: Articles of Association and applicable English law 235 to 236 Strategic review 16 to 20 Note 1 ‘Basis of preparation’ 133 to 138 Note 2 ‘Revenue disaggregation and segmental analysis’ 139 to 144 Note 7 ‘Discontinued operations and assets held for sale’ 159 Note 11 ‘Property, plant and equipment’ 163 to 164 Note 27 ‘Acquisitions and disposals’ 199 to 200 Note 28 ‘Commitments’ 200 Documents on display 237 4B Business overview Our strategic framework 1 About Vodafone 2 to 3 Financial and non-financial performance 4 to 5 Chairman’s message 6 Chief Executive’s statement 7 Market and strategy 8 to 9 Mega trends 12 to 13 Strategic review 16 to 20 Our financial performance 24 to 33 Purpose, sustainability and responsible business 34 to 58 Note 2 ‘Revenue disaggregation and segmental analysis’ 139 to 144 Regulation 240 to 248 4C Organisation structure Note 31 ‘Related undertakings’ 205 to 213 Note 12 ‘Investments in associates and joint arrangements’ 165 to 170 Note 13 ‘Other investments’ 171 4D Property, plant and equipment Strategic review 16 to 20 Note 11 ‘Property, plant and equipment’ 163 to 164 4A Unresolved staff comments None – 5 Operating and financial review and prospects 5A Operating results Our financial performance 24 to 33 Cyber security 49 to 51 Note 21 ‘Borrowings’ 180 to 181 Regulation 240 to 248 5B Liquidity and capital resources Our financial performance: Cash flow and funding 31 to 33 Long-term viability statement 65 Directors’ statement of responsibility: Going concern 118 Note 19 ‘Cash and cash equivalents’ 176 Note 21 ‘Borrowings’ 180 to 181 Note 22 ‘Capital and financial risk management’ 182 to 191 Note 28 ‘Commitments’ 200 Note 29 ‘Contingent liabilities and legal proceedings’ 200 to 203 5C Research and development, patents and licences etc. Strategic review 16 to 20 Note 10 ‘Intangible assets’ 161 to 162 Regulation: Overview of spectrum licences 247 5D Trend information Financial and non-financial performance 4 to 5 Mega trends 12 to 13 Long-term viability statement 65 5E Critical accounting estimates Note 1 ‘Basis of preparation’ 133 to 138

250 Vodafone Group Plc
Annual Report on Form 20-F 2022
Strategic report | Governance | Financials | Other information

Form 20-F cross reference guide (continued)

Item	Form 20-F caption	Location in this document	Page
6	**Directors, senior management and employees**		
	6A Directors and senior management	Our Board	73 to 74
		Our governance structure	75
		Division of responsibilities	76
	6B Compensation	Annual Report on Remuneration: 2022 Remuneration	99 to 109
		Remuneration Policy	93 to 98
		Note 23 'Directors and key management compensation'	191 to 192
	6C Board practices	Shareholder information: Articles of Association and applicable English law	235 to 236
		Remuneration Policy	93 to 98
		Our Board	73 to 74
		Nominations and Governance Committee	80 to 82
		Audit and Risk Committee	83 to 88
		ESG Committee	89 to 90
		Remuneration Committee	91 to 92
		Our governance structure	75
		Division of responsibilities	76
	6D Employees	Our people strategy	21 to 23
		Note 24 'Employees'	192
	6E Share ownership	Annual Report on Remuneration: 2022 Remuneration	99 to 109
		Remuneration Policy	93 to 98
		All-employee share plans	103
		Note 26 'Share-based payments'	197 to 198
7	**Major shareholders and related party transactions**		
	7A Major shareholders	Shareholder information: Major shareholders	235
	7B Related party transactions	Annual Report on Remuneration	99 to 109
		Note 13 'Other investments'	171
		Note 23 'Directors and key management compensation'	191 to 192
		Note 29 'Contingent liabilities and legal proceedings'	200 to 203
		Note 30 'Related party transactions'	204
	7C Interests of experts and counsel	Not applicable	–
8	**Financial information**		
	8A Consolidated statements and other financial information	Consolidated financial statements	129 to 214
		Report of independent registered public accounting firm	125 to 128
		Note 29 'Contingent liabilities and legal proceedings'	200 to 203
		Dividend rights	236
	8B Significant changes	Not applicable	–
9	**The offer and listing**		
	9A Offer and listing details	Capital structure and rights attaching to shares	114
	9B Plan of distribution	Not applicable	–
	9C Markets	Capital structure and rights attaching to shares	114
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	**Additional information**		
	10A Share capital	Not applicable	–
	10B Memorandum and Articles of Association	Shareholder information	235 to 237
		Description of securities registered	Exhibit 2.7
	10C Material contracts	Shareholder information: Material contracts	237
	10D Exchange controls	Shareholder information: Exchange controls	237
	10E Taxation	Shareholder information: Taxation	238 to 239
	10F Dividends and paying agents	Not applicable	–
	10G Statements by experts	Not applicable	–
	10H Documents on display	Shareholder information: Documents on display	237
	10I Subsidiary information	Note 31 'Related undertakings'	205 to 213

Strategic report Governance Financials Other information 251 Vodafone Group Plc  Annual Report on Form 20-F 2022 Item Form 20-F caption Location in this document Page 11 Quantitative and qualitative disclosures about market risk Note 22 ‘Capital and financial risk management’ 182 to 191 12 Description of securities other than equity securities 12A Debt securities Not applicable – 12B Warrants and rights Not applicable – 12C Other securities Not applicable – 12D American depositary shares Fees payable by ADR holders Exhibit 2.6 13 Defaults, dividend arrearages and delinquencies Not applicable – 14 Material modifications to the rights of security holders and use of proceeds Not applicable – 15 Controls and procedures Cyber security 49 to 51 Governance 68 to 115 Directors’ statement of responsibility: Management’s report on internal control over financial reporting 118 Report of independent registered public accounting firm 125 to 128 16 Reserved 16A Audit Committee financial expert Audit and Risk Committee 83 16B Code of ethics Our US listing requirements 113 16C Principal accountant fees and services Note 3 ‘Operating profit’ 145 Board Committees: Audit and Risk Committee – External audit 87 16D Exemptions from the listing standards for audit committees Not applicable – 16E Purchase of equity securities by the issuer and affiliated purchasers Share buybacks 33 16F Change in registrant’s certifying accountant Not applicable – 16G Corporate governance Our US listing requirements 113 16H Mine safety disclosure Not applicable – 17 Financial statements Consolidated financial statements 129 to 214 18 Financial statements Consolidated financial statements 129 to 214 Report of independent registered public accounting firm 125 to 128 19 Exhibits Index of Exhibits –

Strategic report Governance Financials Other information 252 Vodafone Group Plc  Annual Report on Form 20-F 2022 This document contains ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses, and certain of the Group’s plans and objectives. In particular, such forward- looking statements include statements with respect to: – the Group’s expectations and guidance regarding its financial and operating performance, the performance of associates and joint ventures, other investments and newly acquired businesses, preparation for 5G and expectations regarding customers; – intentions and expectations regarding the development of products, services and initiatives introduced by, or together with, Vodafone or by third parties; – expectations regarding the global economy and the Group’s operating environment and market position, including future market conditions, growth in the number of worldwide mobile phone users and other trends; – revenue and growth expected from Vodafone Business’ and total communications strategy; – mobile penetration and coverage rates, MTR cuts, the Group’s ability to acquire spectrum and licences, including 5G licences, expected growth prospects in the Europe and Rest of the World regions and growth in customers and usage generally; – anticipated benefits to the Group from cost-efficiency programmes, including their impact on the absolute indirect cost base; – possible future acquisitions, including increases in ownership in existing investments, the timely completion of pending acquisition transactions and pending offers for investments; – expectations and assumptions regarding the Group’s future revenue, operating profit, cash flow, depreciation and amortisation charges, foreign exchange rates, tax rates and capital expenditure; – expectations regarding the Group’s access to adequate funding for its working capital requirements and share buyback programmes, and the Group’s future dividends or its existing investments; – the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes; and – Climate change, including emissions targets, and other ESG targets. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as ‘will’, ‘anticipates’, ‘aims’, ‘could’, ‘may’, ‘should’, ‘expects’, ‘believes’, ‘intends’, ‘plans’ or ’targets’. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: – general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; – increased competition; – levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; – evolving cyber threats to the Group’s services and confidential data; – the Group’s ability to embed responses to climate-related risks into business strategy and operations. – rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; – the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; – the Group’s ability to generate and grow revenue; – a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; – slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; – the Group’s ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; – the Group’s ability to secure the timely delivery of high-quality products from suppliers; – loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; – changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; – the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; – the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; – acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; – the Group’s ability to integrate acquired business or assets; – the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; – developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; – the Group’s ability to satisfy working capital requirements; – changes in foreign exchange rates; – changes in the regulatory framework in which the Group operates; – the impact of legal or other proceedings against the Group or other companies in the communications industry; and – changes in statutory tax rates and profit mix. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under ‘Principal risk factors and uncertainties’ on pages 59 to 64 of this document. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so. References in this document to information on websites, including other supporting disclosures located thereon such as videos, our ESG Addendum and our TCFD report, and/or social media sites are included as an aid to their location and such information is not incorporated in, and does not form part of, the 2022 Annual Report on Form 20-F. Ernst & Young LLP has neither examined, compiled, nor performed any procedures with respect to the forward-looking statements. Accordingly, Ernst & Young LLP does not express an opinion or provide any other form of assurance on such information. Forward-looking statements unaudited information

Strategic report Governance Financials Other information 253 Vodafone Group Plc  Annual Report on Form 20-F 2022 The definitions of non-GAAP measures are included in the ‘Non-GAAP measures’ section on pages 223 to 233. 3G A cellular technology based on wide band code division multiple access delivering voice and faster data services. 4G 4G or long-term evolution (‘LTE’) technology offers even faster data transfer speeds than 3G/HSPA. 5G 5G is the fifth-generation wireless broadband technology which provides better speeds and coverage than the current 4G. ADR American depositary receipts is a mechanism designed to facilitate trading in shares of non-US companies in the US stock markets. The main purpose is to create an instrument which can easily be settled through US stock market clearing systems. ADS American depositary shares are shares evidenced by American depositary receipts. ADSs are issued by a depositary bank and represent one or more shares of a non-US issuer held by the depositary bank. The main purpose of ADSs is to facilitate trading in shares of non-US companies in the US markets and, accordingly, ADRs which evidence ADSs are in a form suitable for holding in US clearing systems. Adjusted EBITDAaL Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the reporting segment. Africa Comprises the Vodacom Group and businesses in Egypt and Ghana. AGM Annual General Meeting. Applications (‘apps’) Apps are software applications usually designed to run on a smartphone or tablet device and provide a convenient means for the user to perform certain tasks. They cover a wide range of activities including banking, ticket purchasing, travel arrangements, social networking and games. For example, the MyVodafone app lets customers check their bill totals on their smartphone and see the minutes, texts and data allowance remaining. ARPU Average revenue per user, defined as customer revenue and incoming revenue divided by average customers. B2C Business-to-Consumer refers to the process of selling products and services directly between a business and consumers who are the end-users. Capital additions Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and integration capital expenditure. Churn Total gross customer disconnections in the period divided by the average total customers in the period. Cloud services This means the customer has little or no equipment, data and software at their premises. The capability associated with the service is run from the Vodafone network and data centres instead. This removes the need for customers to make capital investments and instead they have an operating cost model with a recurring monthly fee. Common Functions Comprises central teams and business functions. Converged customer A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills. Depreciation and amortisation The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and right-of-use assets. Eliminations Refers to the removal of intercompany transactions to derive the consolidated financial statements. Europe Comprises the Group’s European businesses and the UK. FCA Financial Conduct Authority. Financial services revenue Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover). Fixed service revenue Service revenue relating to the provision of fixed line and carrier services. Fibre to the cabinet (‘FTTC’) Involves running fibre optic cables from the telephone exchange or distribution point to the street cabinets which then connect to a standard phone line to provide broadband. Fibre to the home (‘FTTH’) Provides an end-to-end fibre optic connection the full distance from the exchange to the customer’s premises. GAAP Generally Accepted Accounting Principles. GSMA Global System for Mobile Communications Association IAS 17 International Accounting Standard 17 ‘Leases’. The previous lease accounting standard that applied to the Group’s statutory results for all reporting periods up to and including the quarter ended 31 March 2019. ICT Information and communications technology. IFRS International Financial Reporting Standards. IFRS 15 International Financial Reporting Standard 15 ‘Revenue from Contracts with Customers’. The accounting policy adopted by the Group on 1 April 2018. IFRS 16 International Financial Reporting Standard 16 ‘Leases’. The accounting policy adopted by the Group on 1 April 2019. Incoming revenue Comprises revenue from termination rates for voice and messaging to Vodafone customers. Definition of terms unaudited information

Strategic report Governance Financials Other information 254 Vodafone Group Plc  Annual Report on Form 20-F 2022 Integration capital expenditure Capital expenditure incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries. Internet of Things (‘IoT’) The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database. LTM Last twelve months Mark-to-market Mark-to-market or fair value accounting refers to accounting for the value of an asset or liability based on the current market price of the asset or liability. Mbps Megabits (millions) of bits per second. Mobile broadband Mobile broadband allows internet access through a browser or a native application using any portable or mobile device such as smartphone, tablet or laptop connected to a cellular network. Mobile service revenue Service revenue relating to the provision of mobile services. Mobile termination rate (‘MTR’) A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed network operator. Mobile virtual network operator (‘MVNO’) Companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network. Next-generation networks (‘NGN’) Fibre or cable networks typically providing high-speed broadband over 30Mbps. Net Promoter Score (‘NPS’) Net Promoter Score is a customer loyalty metric used to monitor customer satisfaction. Operating expenses (‘Opex’) Comprise primarily sales and distribution costs, network and IT related expenditure and business support costs. Other Europe Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary and Albania. Other Markets Other Markets comprise Turkey, Egypt and Ghana. Other revenue Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure. Partner markets Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s reach into such markets. Penetration Number of SIMs in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers owning more than one SIM. Petabyte A petabyte is a measure of data usage. One petabyte is a million gigabytes. Pps Percentage points. RAN Radio access network is the part of a mobile telecommunications system which provides cellular coverage to mobile phones via a radio interface, managed by thousands of base stations installed on towers and rooftops across the coverage area, and linked to the core nodes through a backhaul infrastructure which can be owned, leased or a mix of both. Reported growth Reported growth is based on amounts reported in euros and determined under IFRS. Restructuring costs Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency. Retail service revenue Retail service revenue comprises Service revenue excluding Mobile Virtual Network Operator (‘MVNO’) and Fixed Virtual Network Operator (‘FVNO’) wholesale revenue. Revenue The total of Service revenue (defined below) and Other revenue (defined above). Roaming and Visitor Roaming: allows customers to make calls, send and receive texts and data on other operators’ mobile networks, usually while travelling abroad. Visitor: revenue received from other operators or markets when their customers roam on one of our markets’ networks. Smartphone penetration The number of smartphone devices divided by the number of registered SIMs (excluding data only SIMs) and telemetric applications. Service revenue Service revenue is all revenue related to the provision of ongoing services to the Group’s consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. SME Small and medium-sized enterprises. SOHO Small-Office-Home-Office customers. Spectrum The radio frequency bands and channels assigned for telecommunication services. Task Force on Climate-related Financial Disclosures (‘TCFD’) The TCFD has released recommendations which provide a global framework for companies and other organisations to develop more effective climate-related financial disclosures through their existing reporting processes. Vodafone Business Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business- related services. Vodafone Procurement Company (‘VPC’) VPC is Vodafone’s procurement company, leading purchasing and supplier management for Vodafone as a whole. Based in Luxembourg, VPC was founded in 2008 and manages most of Vodafone’s spending with suppliers worldwide. VPC supports the needs of Vodafone’s operating companies and group functions, and sells procurement services to third parties. _VOIS Established in 2006, _VOIS (Vodafone Intelligent Solutions) has grown from a single entity service provider to a global purpose-driven company that provides a comprehensive portfolio of services to Vodafone and other telecommunications operators throughout the world. Definition of terms (continued) unaudited information

Our purpose: **Planet**

The paper content of this publication has been certifiably reforested via PrintReleaf – the world's first platform to measure paper consumption and automate reforestation across a global network of reforestation projects.

The cover and text are printed on Revive 100 uncoated, made entirely from de-inked post-consumer waste. This product is Forest Stewardship Council® ('FSC®') certified and produced using elemental chlorine free ('ECF') bleaching. The manufacturing mill also holds ISO 14001 accreditation for environmental management.

printreleaf
CERTIFIED REFORESTED
TX_6D9549DAE906
IRELAND

Certificate of Reforestation

Printreleaf hereby certifies that Vodafone has offset the equivalent of 1,100,751 standard pages of paper consumption by reforesting 132 standard trees at the Reforestation Project located in Ireland.

ACCOUNT ID **ACT_B44719E7E15D**
TRANSACTION ID **TX_6D9549DAE906**
TRANSACTION DATE **2022-05-24**
REFORESTATION PROJECT **Ireland**
STANDARD PAGES **1,100,751**
STANDARD TREES **132**

FSC
www.fsc.org
100%
From well-managed forests
FSC® C023480

References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and The future is exciting. Ready? are trade marks owned by Vodafone. Other product and company names mentioned herein may be the trade marks of their respective owners.

The content of our website (vodafone.com) should not be considered to form part of this Annual Report or our Annual Report on Form 20-F.

© Vodafone Group 2022

Designed and produced by Black Sun plc

Vodafone Group Plc Vodafone House The Connection Newbury Berkshire RG14 2FN England Registered in England No. 1833679 Telephone +44 (0)1635 33251 vodafone.com Contact details Shareholder helpline Telephone +44 (0)371 384 2532 Investor Relations ir@vodafone.co.uk vodafone.com/investor Media Relations vodafone.com/media/contact Sustainability vodafone.com/sustainability